As filed with the Securities and Exchange Commission on March 18, 2021
Registration Number 333-252693

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1 to
FORM S-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

LANDCADIA HOLDINGS III, INC.
(Exact name of registrant as specified in its charter)
Delaware	6770	85-2096734
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1510 West Loop South
Houston, Texas 77027
Telephone: (713) 850-1010
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Steven L. Scheinthal
1510 West Loop South
Houston, Texas 77027
Telephone: (713) 850-1010
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Joel L. Rubinstein Jonathan P. Rochwarger Elliott M. Smith White & Case LLP 1221 Avenue of the Americas New York, New York 10020 (212) 819-8200	David Blittner Craig Marcus Carl Marcellino Laura Steinke Ropes & Gray LLP 1211 Avenue of the Americas New York, NY 10036 (212) 596-9000
Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective and all other conditions to the transactions contemplated by the Merger Agreement described in the included proxy statement/prospectus have been satisfied or waived.
If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
☐ Large accelerated filer	☐ Accelerated filer
☒ Non-accelerated filer	☒ Smaller reporting company
☒ Emerging growth company
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
☐ Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐ Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)
CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Class A common stock, par value $0.0001 per share	102,630,000	$10.40	$1,067,352,000	$116,448.10(4)
Total			$1,067,352,000	$116,448.10(4)

(1)
Based on the number of shares of Class A common stock, par value $0.0001 per share (“Landcadia Class A common stock”), of the registrant (“Landcadia”) estimated to be issued in connection with the business combination described herein (the “Business Combination”). Such number of shares is based on the sum of (i) 93,958,000 shares of common stock to be issued to the holders HMAN Group Holdings Inc. common stock (assuming that all outstanding options to acquire such stock (the “Hillman Options”) are exercised prior to the closing of the Business Combination) and (ii) 8,672,000 shares of Landcadia Class A common stock to be issued upon conversion of 8,672,000 shares of Landcadia Class B common stock.

(2)
Pursuant to Rules 457(c) and 457(f)(1) promulgated under the Securities Act and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is calculated as the product of (i) 102,630,000 shares of Landcadia Class A common stock and (ii) $10.40, the average of the high and low trading prices of Landcadia Class A common stock on The Nasdaq Capital Market on January 28, 2021 (such date is within five business days prior to the date of this Registration Statement).

(3)
Calculated pursuant to Rule 457 under the Securities Act by multiplying the proposed maximum aggregate offering price of securities to be registered by .0001091.

(4)
Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. These securities may not be issued until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus statement/prospectus is not an offer to sell these securities and does not constitute the solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
PRELIMINARY — SUBJECT TO COMPLETION DATED MARCH 18, 2021
PROXY STATEMENT OF
LANDCADIA HOLDINGS III, INC.
PROSPECTUS FOR
102,630,000 SHARES OF CLASS A COMMON STOCK OF
LANDCADIA HOLDINGS III, INC. (WHICH WILL BE RENAMED HILLMAN SOLUTIONS CORP.)
On January 24, 2021, the board of directors of Landcadia Holdings III, Inc., a Delaware corporation (“Landcadia,” “we,” “us” or “our”), unanimously approved an agreement and plan of merger, dated January 24, 2021, by and among Landcadia, Helios Sun Merger Sub, Inc., a wholly owned subsidiary of Landcadia (“Merger Sub”), HMAN Group Holdings Inc., a Delaware corporation (“Hillman Holdco”) and CCMP Sellers’ Representative, LLC, a Delaware limited liability company in its capacity as the Stockholder Representative thereunder (in such capacity, the “Stockholder Representative”) (as it may be amended and/or restated from time to time, the “Merger Agreement”). If the Merger Agreement is adopted by Landcadia’s stockholders and the transactions thereunder are consummated, Merger Sub will merge with and into Hillman Holdco with Hillman Holdco surviving the merger as a wholly owned subsidiary of Landcadia, which will be renamed “Hillman Solutions Corp.” and is referred to herein as “New Hillman” (the “Business Combination”). Hillman Holdco is a holding company that indirectly holds all of the issued and outstanding capital stock of The Hillman Group, Inc., which, together with its direct and indirect subsidiaries (Hillman Holdco, The Hillman Group, Inc. and its direct and indirect subsidiaries, collectively, “Hillman” and each such entity, a “Hillman Group Entity”), is in the business of providing hardware-related products and related merchandising services to retail markets in North America.
In accordance with the terms and subject to the conditions of the Merger Agreement, Landcadia has agreed to pay aggregate consideration in the form of New Hillman common stock calculated as described herein and equal to a value of approximately (i) $911,300,000 plus (ii) $28,280,000, such amount being the value of 2,828,000 shares of Class B common stock of Landcadia, valued at $10.00 per share, that our sponsors, TJF, LLC (“TJF Sponsor”) and Jefferies Financial Group Inc., (“JFG Sponsor” and, together with TJF Sponsor, the “Sponsors”), have agreed to forfeit at the closing of the Business Combination (the “Closing”). Pursuant to the A&R Letter Agreement, the Sponsors will forfeit a total of 3,828,000 shares of Landcadia Class B common stock (the “Sponsor Forfeited Shares”), with 2,828,000 shares being forfeited by the Sponsors on a basis pro rata with their ownership of Landcadia and 1,000,000 additional shares being forfeited by the TJF Sponsor.
The maximum number of shares of New Hillman common stock expected to be issued is 102,630,000, which amount includes up to 93,958,000 shares of New Hillman common stock that may be issued assuming that all outstanding Hillman Options are exercised prior to Closing. Holders of shares of Hillman Holdco capital stock are expected to hold, in the aggregate, between approximately 48.7% and 52.7% of the issued and outstanding shares of New Hillman common stock immediately following the Closing of the Business Combination.
Landcadia’s units, Class A common stock and public warrants are publicly traded on The Nasdaq Capital Market (“Nasdaq”) under the symbols “LCYAU”, “LCY” and “LCYAW”, respectively. Landcadia intends to apply to list the New Hillman common stock and public warrants on Nasdaq under the symbols “HLMN” and “HLMNW”, respectively, upon the Closing. In connection with the Closing, each of Landcadia's oustanding units will separate into the underlying shares of Landcadia Class A common stock and public warrants and so New Hillman will not have units traded following Closing of the Business Combination.
Landcadia will hold a special meeting of stockholders (the “Special Meeting”) to consider matters relating to the Business Combination, which will be held at [     ] a.m., New York City time, on [           ], 2021 at [    ]. Landcadia cannot complete the Business Combination unless Landcadia’s stockholders consent to the approval of the Merger Agreement and the transactions contemplated thereby. Landcadia is sending you this proxy statement/prospectus to ask you to vote in favor of these and the other matters described in this proxy statement/prospectus.
You are encouraged to read this proxy statement/prospectus carefully. In particular, you should read the “Risk Factors” section beginning on page 48 for a discussion of the risks you should consider in evaluating the Business Combination and how it will affect you.
If you have any questions or need assistance voting your common stock, please contact Morrow Sodali LLC (“Morrow”), our proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing [•]. This notice of special meeting is and the proxy statement/prospectus relating to the Business Combination will be available at [•].
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the Business Combination or the other transactions contemplated thereby, as described in this proxy statement/ prospectus, or passed upon the adequacy or accuracy of the disclosure in this proxy statement/prospectus. Any representation to the contrary is a criminal offense.
This proxy statement/prospectus is dated, [•] 2021, and is first being mailed to stockholders of Landcadia on or about, [•] 2021.

LANDCADIA HOLDINGS III, INC.
1510 West Loop South
Houston, Texas 77027
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON [•], 2021
TO THE STOCKHOLDERS OF LANDCADIA HOLDINGS III, INC.:
NOTICE IS HEREBY GIVEN that a special meeting (the “Special Meeting”) of the stockholders of Landcadia Holdings III, Inc., a Delaware corporation (“Landcadia,” “we,” “us” or “our”), will be held at [•] a.m., New York City time, on [•], 2021 at [•]. You are cordially invited to attend the Special Meeting, which will be held for the following purposes:
(a)
Proposal No. 1 — The Business Combination Proposal — to consider and vote upon a proposal to approve the agreement and plan of merger, dated as of January 24, 2021 (as may be amended and/or restated from time to time, the “Merger Agreement”), by and among Landcadia; Helios Sun Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Landcadia (“Merger Sub”); HMAN Group Holdings Inc. a Delaware corporation (“Hillman Holdco”); and CCMP Sellers’ Representative, LLC, solely in its capacity as representative of the stockholders of Hillman Holdco (the “Stockholder Representative”), and the transactions contemplated thereby, pursuant to which Merger Sub will merge with and into Hillman Holdco with Hillman Holdco surviving the merger as a wholly owned subsidiary of Landcadia (the transactions contemplated by the Merger Agreement, the “Business Combination” and such proposal, the “Business Combination Proposal”);

(b)
Proposal No. 2 — The Charter Proposal — to consider and vote upon a proposal to approve, assuming the other condition precedent proposals (as defined below) are approved and adopted, the proposed third amended and restated certificate of incorporation of Landcadia (the “Proposed Charter”), which will replace Landcadia’s second amended and restated certificate of incorporation, dated October 8, 2020 (the “Current Charter”) and will be in effect upon the Closing of the Business Combination (we refer to such proposal as the “Charter Proposal”);

(c)
Proposal No. 3 — The Advisory Charter Proposals — to consider and vote upon separate proposals to approve, on a non-binding advisory basis, the following material differences between the Proposed Charter and the Current Charter, which are being presented in accordance with the requirements of the SEC as seven separate sub-proposals (we refer to such proposals as the “Advisory Charter Proposals”);

(i)
Advisory Charter Proposal A — Our Current Charter requires the affirmative vote of holders of at least a majority of the voting power of outstanding shares to adopt, amend, alter or repeal the Current Charter. The Proposed Charter will require the approval by affirmative vote of the holders of at least 66% in voting power of the outstanding common stock of the combined company to amend certain provisions of the Proposed Charter as follows: Article FIFTH, which addresses amending or addressing the number, election, terms and removal of the classified board structure and any directors thereof; Article SIXTH, which addresses requirements relating to the amendment of our Bylaws; Article SEVENTH, Section 7.1, which addresses the requirement that special meetings be called only by the New Hillman Board; Article SEVENTH, Section 7.3, which addresses the requirement that stockholders take action at a meeting rather than by written consent; Article EIGHTH, which addresses the limitation on personal liability for a director’s breach of fiduciary duty and ability to indemnify, and advance expenses to, any person made or threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that the person is or was a director, officer, employee or agent of the Company or any predecessor of the combined company or is or was serving at the request of the combined company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise; Article NINTH, which addresses the specification that certain transactions are not “corporate opportunities”; Article TENTH, which addresses the election not to be governed by DGCL Section 203 and inclusion of a provision substantially similar to DGCL 203; and Article ELEVENTH, which addresses requirements to amend, alter, change or repeal certain provisions of the Proposed Charter.
(ii)
Advisory Charter Proposal B — Our Current Charter requires the affirmative vote of holders of at least a majority of the voting power of outstanding shares for stockholders to adopt, amend, alter or repeal the bylaws of New Hillman. The Proposed Charter would require the approval by the affirmative vote of the holders of at least 66% in voting power of the then outstanding shares of common stock of New Hillman for stockholders to adopt, amend, alter or repeal the bylaws of New Hillman.

(iii)
Advisory Charter Proposal C — Our Current Charter requires the affirmative vote of holders of at least a majority of the voting power of outstanding shares to remove a director from office. The Proposed Charter would require the approval by the affirmative vote of the holders of at least 66% in voting power of the then outstanding shares of common stock of New Hillman to remove a director from office.

(iv)
Advisory Charter Proposal D — Under the Current Charter, Landcadia is subject to Section 203 of the DGCL. The additional amendment would cause the combined company to not be governed by Section 203 of the DGCL and, instead, include a provision in the Proposed Charter that is substantially similar to Section 203 of the DGCL, but excludes from the definition of “interested stockholder” (A) the investment funds affiliated with CCMP Capital Advisors, LP and their respective successors, Transferees and Affiliates (each as defined in the Proposed Charter) (the “Sponsor Holders”) because such stockholders currently hold voting power of Hillman Holdco in excess of, and immediately following the Business Combination these parties will hold voting power of the combined company in excess of, the 15% threshold under Section 203, and (B) any person whose ownership of shares in excess of the 15% threshold is the result of any action taken solely by the combined company. Upon consummation of the Business Combination, the Sponsor Holders will become “interested stockholders” within the meaning of Section 203 of the DGCL, but will not be subject to the restrictions on business combinations set forth in Section 203, as our Board approved the Business Combination in which such stockholders became interested stockholders prior to such time they became interested stockholders.

(v)
Advisory Charter Proposal E — Our Current Charter authorizes the issuance of 380,000,000 shares of Landcadia Class A common stock, 20,000,000 shares of Landcadia Class B common stock and 1,000,000 shares of preferred stock. The Proposed Charter would increase the total number of authorized shares of common stock to 500,000,000 and 1,000,000 shares of preferred stock. As part of the transactions contemplated by the Merger Agreement and in accordance with the Current Charter, all Landcadia Class B common stock will be automatically converted on a one-for-one basis into shares of Landcadia Class A common stock, and all shares of Landcadia Class A common stock will be renamed as “common stock” for all purposes under the Proposed Charter.

(vi)
Advisory Charter Proposal F — The Proposed Charter provides that New Hillman will renounce any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunities that are from time to time available to CCMP Capital Advisors, LP, the investment funds affiliated with CCMP Capital Advisors, LP or their respective successors, Transferees, and Affiliates (each as defined in the Proposed Charter) (other than New Hillman and its subsidiaries) or any of their respective partners, principals, directors, officers, members, managers, equity holders and/or employees, including any who serve as officers or directors of New Hillman.

(vii)
Advisory Charter Proposal G — The Current Charter permits only holders of Class B common stock to take action by written consent in lieu of taking action at a meeting of stockholders. The Proposed Charter instead prohibits stockholder action by written consent by specifying that any action required or permitted to be taken by stockholders must be effected by a duly called annual or special meeting and may not be effected by written consent.

(d)
Proposal No. 4 — The Stock Issuance Proposal — to consider and vote upon a proposal to approve, assuming the other condition precedent proposals (as defined below) are approved and adopted, for the purposes of complying with the applicable listing rules of Nasdaq, the issuance of (x) shares of New Hillman common stock pursuant to the terms of the Merger Agreement and (y) shares of Landcadia Class A common stock to certain institutional investors including JFG Sponsor (collectively, the “PIPE Investors”) in connection with the Private Placement (we refer to this proposal as the “Stock Issuance Proposal”);

(e)
Proposal No. 5 — The Incentive Plan Proposal — to consider and vote upon a proposal to approve, assuming the other condition precedent proposals (as defined below) are approved and adopted, the Hillman Solutions Corp. 2021 Equity Incentive Plan (the “Incentive Equity Plan”), a copy of which is attached to this proxy statement/prospectus as Annex F, including the authorization of the initial share reserve under the Incentive Equity Plan (the “Incentive Plan Proposal”);

(f)
Proposal No. 6 — The ESPP Proposal — to consider and vote upon a proposal to approve, assuming the condition precedent proposals (as defined below) are approved and adopted, the Hillman Solutions Corp. 2021 Employee Stock Purchase Plan (the “ESPP”), a copy of which is attached to this proxy statement/prospectus as Annex G, including the authorization of the initial share reserve under the ESPP (the “ESPP Proposal”);

(g)
Proposal No. 7 — The Director Election Proposal — to consider and vote upon a proposal to elect, assuming the other condition precedent proposals (as defined below) are approved and adopted, ten directors, comprising three directors to serve as Class I directors, three directors to serve as Class II directors and four directors to serve as Class III directors, in each case to serve on New Hillman’s board of directors for a term expiring at the annual meeting of stockholders to be held in, respectively, 2022 in the case of Class I directors, 2023 in the case of Class II directors and 2024 in the case of Class III directors, or until such director’s successor has been duly elected and qualified, or until such director’s earlier death, resignation, retirement or removal (the “Director Election Proposal”);

(h)
Proposal No. 8 — The Adjournment Proposal — to consider and vote upon a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, any of the Business Combination Proposal, the Charter Proposal, the Stock Issuance Proposal, the Incentive Plan Proposal and the Director Election Proposal (together the “condition precedent proposals”) would not be duly approved and adopted by our stockholders or we determine that one or more of the Closing conditions under the Merger Agreement is not satisfied or waived (we refer to this proposal as the “Adjournment Proposal”).

Only holders of record of shares of Landcadia’s Class A common stock and Class B common stock (collectively, “Landcadia Shares”) at the close of business on [•], 2021 are entitled to notice of and to vote and have their votes counted at the Special Meeting and any further adjournments or postponements of the Special Meeting.
We will provide you with the proxy statement/prospectus and a proxy card in connection with the solicitation of proxies to be voted at the Special Meeting and at any adjournment of the Special Meeting. Whether or not you plan to attend the Special Meeting, we urge you to read, when available, the proxy statement/prospectus (and any documents incorporated into the proxy statement/prospectus by reference) carefully. Please pay particular attention to the section entitled “Risk Factors.”
After careful consideration, Landcadia’s Board has determined that each of the Business Combination Proposal, the Charter Proposal, the Advisory Charter Proposals, the Stock Issuance Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal are in the best interests of Landcadia and its stockholders and unanimously recommends that you vote or give instruction to vote “FOR” each of those proposals and “FOR” each of the director nominees.
The existence of financial and personal interests of Landcadia’s directors and officers may result in a conflict of interest on the part of one or more of the directors between what they may believe is in the best interests of Landcadia and its stockholders and what they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of Landcadia’s Directors and Officers in the Business Combination” in the proxy statement/prospectus for a further discussion.
Under the Merger Agreement, the approval of the condition precedent proposals presented at the Special Meeting is a condition to the consummation of the Business Combination. The adoption of each condition precedent proposal is conditioned on the approval of all of the other condition precedent proposals. If our stockholders do not approve each of the condition precedent proposals, the Business Combination may not be consummated. The ESPP Proposal is conditioned upon the approval of the condition precedent proposals. The Adjournment Proposal and the Advisory Charter Proposals are not conditioned on the approval of any other proposal.
In connection with the signing of the Merger Agreement, our Sponsors and our officers and directors entered into an amended and restated letter agreement, pursuant to which they agreed to vote their shares of Landcadia Class B common stock purchased prior to our initial public offering (the “founder shares”), as well as any shares of Landcadia Class A common stock sold as part of the units by us in our initial public offering (the “public shares”) purchased by them during or after our initial public offering, in favor of the Business Combination Proposal, and to vote their shares in favor of all other proposals being presented at the Special Meeting. As of the date hereof, our Sponsors own approximately 22.4% of our total outstanding common stock.
Pursuant to the Current Charter, a holder of public shares (a “public stockholder”) may request that Landcadia redeem all or a portion of its public shares for cash if the Business Combination is consummated. As a public stockholder, and assuming the Business Combination is consummated, you will be entitled to receive cash for any public shares to be redeemed only if you:
(i)
(a) hold public shares or (b) hold public shares through units and you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares; and

(ii)
prior to [•] p.m., New York City time, on [•], 2021, (a) submit a written request, including the legal name, phone number and address of the beneficial owner of the shares for which redemption is requested, to Continental Stock Transfer & Trust Company, Landcadia’s transfer agent (the “transfer agent” or “Continental”), that Landcadia redeem your public shares for cash and (b) deliver your public shares to the transfer agent, physically or electronically through Depository Trust Company (“DTC”).

Holders of units must elect to separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact the transfer agent, directly and instruct it to do so. Public stockholders may elect to redeem all or a portion of their public shares even if they vote for the Business Combination Proposal. If the Business Combination is not consummated, the public shares will not be redeemed for cash. If the Business Combination is consummated and a public stockholder properly exercises its right to redeem its public shares and timely delivers its shares to the transfer agent, we will redeem each public share for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account established in connection with our initial public offering (the “Trust Account”), calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes, divided by the number of then issued and outstanding public shares. For illustrative purposes, as of January 22, 2021, this would have amounted to approximately $10.00 per public share. If a public stockholder exercises its redemption rights, then it will be exchanging its redeemed public shares for cash and will no longer own such shares. Any request to redeem public shares, once made, may be withdrawn at any time until the deadline for submitting redemption requests and thereafter, with our consent, until the Closing (as defined below). If a holder of a public share delivers its shares in connection with an election to redeem and subsequently decides prior to the deadline for submitting redemption requests not to elect to exercise such rights, it may simply request that Landcadia instruct the transfer agent to return the shares (physically or electronically). The holder can make such request by contacting the transfer agent, at the address or email address listed in this proxy statement/prospectus. See “The Special Meeting — Redemption Rights” in the proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.
Notwithstanding the foregoing, a holder of public shares, together with any affiliate of such public stockholder or any other person with whom such public stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.
Furthermore, in connection with the execution of the Merger Agreement, Landcadia entered into subscription agreements (the “Subscription Agreements”) with the PIPE Investors, pursuant to which the PIPE Investors have agreed to purchase, immediately prior to the Closing, an aggregate of 37,500,000 shares of Landcadia Class A common stock, including 2,500,000 shares of Landcadia Class A common stock to be purchased by JFG Sponsor, at a purchase price of $10.00 per share.
All Landcadia Stockholders are cordially invited to attend the Special Meeting which will be held in virtual format. You will not be able to physically attend the Special Meeting. To ensure your representation at the Special Meeting, however, you are urged to complete, sign, date and return the proxy card accompanying the proxy statement/prospectus as soon as possible. If you are a stockholder of record holding Landcadia Shares, you may also cast your vote at the Special Meeting electronically by visiting [•]. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the Special Meeting and vote electronically, obtain a proxy from your broker or bank. The Charter Proposal requires the affirmative vote of the holders of at least a majority of the outstanding shares of Landcadia Shares, voting as a single class. Accordingly, if you do not vote or do not instruct your broker or bank how to vote, it will have the same effect as a vote “AGAINST” the Charter Proposal. Because approval of the other proposals only require a majority of the votes cast, assuming a quorum is established at the Special Meeting, if you do not vote or do not instruct your broker or bank how to vote, it will have no effect on these other proposals because such action would not count as a vote cast at the Special Meeting.
Your vote is important regardless of the number of shares you own. Whether you plan to attend the Special Meeting or not, please sign, date and return the proxy card accompanying the proxy statement/ prospectus as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.
If you have any questions or need assistance voting your common stock, please contact Morrow Sodali LLC (“Morrow”), our proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing [•]. This notice of special meeting is and the proxy statement/prospectus relating to the Business Combination will be available at [•].
Thank you for your participation. We look forward to your continued support.
By Order of the Board of Directors,
Tilman J. Fertitta, Co-Chairman and Chief Executive Officer	Richard Handler, Co-Chairman and President
[•], 2021

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS. TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST (I) IF YOU HOLD SHARES OF LANDCADIA CLASS A COMMON STOCK THROUGH UNITS, ELECT TO SEPARATE YOUR UNITS INTO THE UNDERLYING SHARES OF LANDCADIA CLASS A COMMON STOCK AND PUBLIC WARRANTS PRIOR TO EXERCISING YOUR REDEMPTION RIGHTS WITH RESPECT TO THE PUBLIC SHARES, (II) SUBMIT A WRITTEN REQUEST, INCLUDING THE LEGAL NAME, PHONE NUMBER AND ADDRESS OF THE BENEFICIAL OWNER OF THE SHARES FOR WHICH REDEMPTION IS REQUESTED, TO THE TRANSFER AGENT THAT YOUR PUBLIC SHARES BE REDEEMED FOR CASH AND (III) DELIVER YOUR SHARES OF LANDCADIA CLASS A COMMON STOCK TO THE TRANSFER AGENT, PHYSICALLY OR ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM, IN EACH CASE, IN ACCORDANCE WITH THE PROCEDURES AND DEADLINES DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS. IF THE BUSINESS COMBINATION IS NOT CONSUMMATED, THEN THE PUBLIC SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “THE SPECIAL MEETING — REDEMPTION RIGHTS” IN THIS PROXY STATEMENT/PROSPECTUS FOR MORE SPECIFIC INSTRUCTIONS.

ABOUT THIS DOCUMENT
This document, which forms part of a registration statement on Form S-4 filed with the SEC by Landcadia, constitutes a prospectus of Landcadia under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of common stock of Landcadia to be issued to Hillman Holdco’s stockholders under the Merger Agreement. This document also constitutes a proxy statement of Landcadia under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
You should rely only on the information contained or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated as of the date set forth on the cover hereof. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of such incorporated document. Neither the mailing of this proxy statement/ prospectus to Landcadia Stockholders nor the issuance by Landcadia of its common stock in connection with the Business Combination will create any implication to the contrary.
Information contained in this proxy statement/prospectus regarding Landcadia has been provided by Landcadia and information contained in this proxy statement/prospectus regarding Hillman Holdco and Hillman has been provided by Hillman Holdco.
This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

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ADDITIONAL INFORMATION
This proxy statement/prospectus incorporates important business and financial information about Landcadia from other documents that are not included in or delivered with this proxy statement/prospectus. This information is available for you to review at the public reference room of the U.S. Securities and Exchange Commission, or SEC, located at 100 F Street, N.E., Washington, D.C. 20549, and through the SEC’s website at www.sec.gov. You can also obtain the documents incorporated by reference into this proxy statement/prospectus free of charge by requesting them in writing or by telephone from the appropriate company at the following address and telephone number:
Landcadia Holdings III, Inc.
150 West Loop South
Houston, Texas 77027
Telephone: (713) 850-1010
Attention: Secretary
or
Morrow Sodali LLC
470 West Avenue
Stamford, CT 06902
Telephone: (800) 662-5200
(banks and brokers can call collect at (203) 658-9400)
Email: [•]
To obtain timely delivery, Landcadia Stockholders must request the materials no later than five business days prior to the Special Meeting.
You also may obtain additional proxy cards and other information related to the proxy solicitation by contacting the appropriate contact listed above. You will not be charged for any of these documents that you request.
For a more detailed description of the information incorporated by reference in this proxy statement/ prospectus and how you may obtain it, see the section entitled “Where You Can Find More Information” beginning on page 270.

CERTAIN DEFINED TERMS
Unless otherwise stated or unless the context otherwise requires, the terms “we”, “us”, “our” and “Landcadia” refer to Landcadia Holdings III, Inc., and the terms “New Hillman,” “combined company” and “post-combination company” refer to Hillman Solutions Corp. and its subsidiaries following the consummation of the Business Combination.
In this document:
“A&R Letter Agreement” means the amended and restated letter agreement, dated as of January 24, 2021, by and among Landcadia, the Sponsors, each member of the Landcadia Board and each member of the management team of Landcadia.
“Advisory Charter Proposals” means the proposal to approve, on a non-binding advisory basis and as required by applicable SEC guidance, certain material differences between the Current Charter and the Proposed Charter.
“Balance Sheet Threshold” means $50,000,000.
“Business Combination” means the transactions contemplated by the Merger Agreement, including the merger of Merger Sub with and into Hillman Holdco, pursuant to which (i) Hillman Holdco survives the merger as a wholly-owned subsidiary of New Hillman and (ii) the Hillman Holdco stockholders and holders of Hillman Holdco Options, restricted shares and Hillman Holdco RSUs exchange their Hillman Holdco common stock and Hillman Holdco Options, restricted shares and Hillman Holdco RSUs for equity interests in New Hillman, as further described herein.
“Business Combination Proposal” means the proposal to adopt the Merger Agreement and approve the Business Combination.
“Charter Proposal” means the proposal to approve, assuming the other condition precedent proposals are approved and adopted, the Proposed Charter.
“Closing” means the closing of the Business Combination.
“Closing Date” means the closing date of the Business Combination.
“Closing Stock Per Option Amount” means with respect to each Hillman Holdco Option, a number of shares of New Hillman common stock equal to the quotient of (a) the Adjusted Per Share Merger Value, divided by (b) $10.00.
“Closing Stock Per Restricted Share Amount” means with respect to each unvested restricted share of Hillman Holdco common stock, a number of shares of New Hillman common stock equal to the quotient of (a) the Adjusted Per Share Merger Value, divided by (b) $10.00.
“Code” means the Internal Revenue Code of 1986, as amended.
“condition precedent proposals” means the Business Combination Proposal, the Charter Proposal, the Stock Issuance Proposal, the Incentive Plan Proposal and the Director Election Proposal.
“Current Charter” means Landcadia’s second amended and restated certificate of incorporation, a copy of which is attached as Annex B to this proxy statement/prospectus.
“DGCL” means the General Corporation Law of the State of Delaware.
“Director Election Proposal” means the proposal to elect ten directors, comprising three directors to serve as Class I directors, three directors to serve as Class II directors and four directors to serve as Class III directors, in each case to serve on New Hillman’s board of directors for a term expiring at the annual meeting of stockholders to be held in, respectively, 2022 in the case of Class I directors, 2023 in the case of Class II directors and 2024 in the case of Class III directors, or until such director’s successor has been duly elected and qualified, or until such director’s earlier death, resignation, retirement or removal.
“DTC” means The Depository Trust Company.

“ESPP Proposal” means the proposal to approve the Hillman Solutions Corp. 2021 Employee Stock Purchase Plan (the “ESPP”), a copy of which is attached to this proxy statement/prospectus as Annex G, including the authorization of the initial share reserve under the ESPP.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“FASB” means the Financial Accounting Standards Board.
“founder shares” means the aggregate of 12,500,000 shares of Landcadia Class B common stock issued prior to Landcadia’s IPO.
“GAAP” means United States generally accepted accounting principles.
“Hillman” means, collectively, Hillman Holdco and The Hillman Group, Inc. together with their direct and indirect subsidiaries.
“Hillman Group Entity” means each of Hillman Holdco, The Hillman Group, Inc., and each of their direct and indirect subsidiaries.
“Hillman Holdco” means HMAN Group Holdings Inc.
“Hillman Holdco common stock” means the common stock, par value $0.01 per share, of Hillman Holdco.
“Hillman Holdco Board” means the board of directors of Hillman Holdco.
“Hillman Holdco Option” means each option to purchase shares of Hillman Holdco common stock.
“Hillman Holdco RSU” means a Hillman Holdco restricted stock unit.
“Hillman Holdco RSU Exchange Ratio” means with respect to each Hillman Holdco RSU, the quotient of (a) the Adjusted Per Share Merger Value divided by (b) $10.00.
“Hillman Holdco stockholder” means each holder of Hillman Holdco common stock.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.
“Incentive Plan Proposal” means the proposal to approve, assuming the other condition precedent proposals are approved and adopted, the Hillman Solutions Corp. 2021 Equity Incentive Plan (the “Incentive Equity Plan”), a copy of which is attached to this proxy statement/prospectus as Annex F, including the authorization of the initial share reserve under the Incentive Plan.
“Investment Company Act” means the Investment Company Act of 1940, as amended.
“IPO” means Landcadia’s initial public offering, consummated on October 14, 2020, through the sale of 50,000,000 units at $10.00 per unit.
“JFG Sponsor” means Jefferies Financial Group Inc., a New York corporation.
“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.
“Landcadia” means Landcadia Holdings III, Inc.
“Landcadia Board” and “Landcadia’s Board” mean the board of directors of Landcadia.
“Landcadia Class A common stock” means the shares of Class A common stock, par value $0.0001 per share, of Landcadia.
“Landcadia Class B common stock” means the shares of Class B common stock, par value $0.0001 per share, of Landcadia.
“Landcadia Shares” means, collectively, the Landcadia Class A common stock and Landcadia Class B common stock.

“Landcadia Stockholders” means, collectively, the holders of the Landcadia Class A common stock and the holders of the Landcadia Class B common stock.
“Letter Agreements” means, collectively, (i) that certain letter agreement, dated as of October 8, 2020 entered into by and among Landcadia, its Sponsors, officers and all of its directors at the time, in connection with the IPO, and (ii) that certain letter agreement, dated as of January 6, 2021, entered into by and between Landcadia and Dona Cornell.
“Merger Agreement” means that Agreement and Plan of Merger, dated as of January 24, 2021, by and among Landcadia, Merger Sub, Hillman Holdco, and, solely in its capacity as the representative of the Hillman Holdco stockholders, the Stockholder Representative.
“Merger Sub” means Helios Sun Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Landcadia.
“Nasdaq” means The Nasdaq Capital Market.
“New Hillman” means Hillman Solutions Corp., a Delaware corporation (which, prior to consummation of the business combination, was known as Landcadia Holdings III, Inc. (“Landcadia” herein)).
“New Hillman Board” means the board of directors of New Hillman.
“New Hillman Bylaws” means the proposed amended and restated bylaws to be adopted by Landcadia immediately prior to, and subject to, the Closing (and which at and after the Closing will operate as the amended and restated bylaws of New Hillman), a copy of which is attached as Annex D to this proxy statement/prospectus.
“New Hillman common stock” means the shares of common stock, par value $0.0001 per share, of New Hillman.
“New Hillman Options” means the options to acquire shares of New Hillman common stock issued on conversion of Hillman Holdco Options.
“New Hillman Management” means the management of New Hillman following the consummation of the Business Combination.
“New Hillman Restricted Stock” means the shares of restricted New Hillman common stock issued on conversion of unvested restricted Hillman Holdco common stock.
“New Hillman RSU” means the restricted stock units in respect of New Hillman common stock issued on conversion of Hillman Holdco restricted stock units that are outstanding immediately prior to the effective time.
“PIPE Investors” means certain institutional investors, including JFG Sponsor, who are party to the Subscription Agreements.
“Private Placement” means the issuance of an aggregate of 37,500,000 shares of Landcadia Class A common stock, including 2,500,000 to be issued to JFG Sponsor, pursuant to the Subscription Agreements to the PIPE Investors immediately before the Closing, at a purchase price of $10.00 per share.
“private placement warrants” means the 8,000,000 warrants issued to our Sponsors concurrently with our IPO, each of which is exercisable for one share of Landcadia Class A common stock.
“Proposed Charter” means the proposed third amended and restated certificate of incorporation to be adopted by Landcadia pursuant to the Charter Proposal immediately prior to the Closing (and which at and after the Closing will operate as the third amended and restated certificate of incorporation of New Hillman), a copy of which is attached as Annex C to this proxy statement/prospectus.
“public shares” means shares of Landcadia Class A common stock included in the units issued in the IPO.
“public stockholders” means holders of public shares.

“public warrants” means the warrants included in the units issued in the IPO, each of which is exercisable for one share of Landcadia Class A common stock, in accordance with its terms.
“SEC” means the U.S. Securities and Exchange Commission.
“Special Meeting” means the special meeting of Landcadia’s stockholders to consider matters relating to the Business Combination.
“Sponsors” means JFG Sponsor and TJF Sponsor, collectively.
“Stock Issuance Proposal” means the proposal to approve, assuming the other condition precedent proposals are approved and adopted, for the purposes of complying with the applicable listing rules of Nasdaq, (x) the issuance of shares of New Hillman common stock pursuant to the terms of the Merger Agreement and (y) the issuance of the shares of Landcadia Class A common stock to the PIPE Investors in connection with the Private Placement.
“Stockholder Representative” means CCMP Sellers’ Representative, LLC, a Delaware limited liability company, solely in its capacity as the stockholder representative pursuant to the Merger Agreement.
“Subscription Agreements” means the subscription agreements, each dated as of January 24, 2021, between Landcadia and the PIPE Investors, pursuant to which Landcadia has agreed to issue an aggregate of 37,500,000 shares of Landcadia Class A common stock to the PIPE Investors immediately before the Closing at a purchase price of $10.00 per share.
“Surviving Company” means the surviving corporation, Hillman Holdco, resulting from the merger of Merger Sub with and into Hillman Holdco at the effective time.
“Termination Date” means July 24, 2021.
“TJF Sponsor” means TJF, LLC, a Delaware limited liability company.
“transfer agent” means Continental Stock Transfer & Trust Company.
“Trust Account” means the Trust Account of Landcadia that holds the proceeds from Landcadia’s IPO and the private placement of the private placement warrants.
“Trust Agreement” mean that certain Investment Management Trust Agreement, dated as of October 14, 2020, between Landcadia and the Trustee.
“Trustee” means Continental Stock Transfer & Trust Company.
“Units” means the units of Landcadia, each consisting of one share of Landcadia Class A common stock and one-third (1/3rd) of one public warrant of Landcadia.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This proxy statement/prospectus includes forward-looking statements regarding, among other things, the plans, strategies and prospects, both business and financial, of Landcadia, Hillman Holdco and Hillman. These statements are based on the beliefs and assumptions of the management of Landcadia, Hillman Holdco and Hillman. Although Landcadia, Hillman Holdco and Hillman believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, none of Landcadia, Hillman Holdco or Hillman can assure you that any of them will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes”, “estimates”, “expects”, “projects”, “forecasts”, “may”, “will”, “should”, “seeks”, “plans”, “scheduled”, “anticipates” or “intends” or similar expressions. The forward-looking statements are based on projections prepared by, and are the responsibility of, Hillman Holdco’s and Hillman’s management. KPMG LLP (“KPMG”), Hillman Holdco’s and Hillman’s independent auditor, has not examined, compiled or otherwise applied procedures with respect to the accompanying forward-looking financial information presented herein and, accordingly, expresses no opinion or any other form of assurance on it. The KPMG report included in this proxy statement/prospectus relates to historical financial information of Hillman Holdco and Hillman. It does not extend to the forward-looking information and should not be read as if it does. Forward-looking statements contained in this proxy statement/prospectus include, but are not limited to, statements about the ability of Landcadia and Hillman Holdco and Hillman prior to the Business Combination, and New Hillman following the Business Combination, to:
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meet the Closing conditions to the Business Combination, including approval by stockholders of Landcadia and the availability of at least $639 million of cash from the proceeds received from PIPE Investors and in Landcadia’s Trust Account, after giving effect to redemptions of public shares, if any, and payment of transaction expenses;

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realize the benefits expected from the Business Combination;

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the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement;

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the ability to obtain and/or maintain the listing of New Hillman’s common stock on Nasdaq following the Business Combination;

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New Hillman’s ability to raise financing in the future and to comply with restrictive covenants related to long-term indebtedness;

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New Hillman’s success in retaining or recruiting, or changes required in, its officers, key employees or directors following the Business Combination;

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factors relating to the business, operations and financial performance of Hillman, including:

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New Hillman’s ability to effectively compete in the hardware and home improvement industries;

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New Hillman’s ability to comply with laws and regulations applicable to its business; and

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market conditions and global and economic factors beyond New Hillman’s control;

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intense competition and competitive pressures from other companies worldwide in the industries in which the combined company will operate;

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litigation and the ability to adequately protect New Hillman’s intellectual property rights; and

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other factors detailed under the section entitled “Risk Factors.”

These and other factors that could cause actual results to differ from those implied by the forward-looking statements in this proxy statement/prospectus are more fully described under the heading “Risk Factors” and elsewhere in this proxy statement/prospectus. The risks described under the heading “Risk Factors” are not exhaustive. Other sections of this proxy statement/prospectus describe additional factors that could adversely affect the business, financial condition or results of operations of Landcadia and Hillman

Holdco prior to the Business Combination, and New Hillman following the Business Combination. New risk factors emerge from time to time and it is not possible to predict all such risk factors, nor can Landcadia or Hillman Holdco assess the impact of all such risk factors on the business of Landcadia and Hillman Holdco prior to the Business Combination, and New Hillman following the Business Combination, or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements, which speak only as of the date hereof. All forward-looking statements attributable to Landcadia or Hillman Holdco or persons acting on their behalf are expressly qualified in their entirety by the foregoing cautionary statements. Landcadia and Hillman Holdco prior to the Business Combination, and New Hillman following the Business Combination, undertake no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION
AND THE SPECIAL MEETING
The following are answers to certain questions that you may have regarding the Business Combination and the Special Meeting. Landcadia urges you to read carefully the remainder of this document because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the appendices to, and the documents incorporated by reference in, this proxy statement/prospectus.
Q:
Why am I receiving this proxy statement/prospectus?

A:
Landcadia is proposing to consummate the Business Combination with Hillman Holdco. Landcadia, Merger Sub, Hillman Holdco and the Stockholder Representative, solely in its capacity as the representative of the Hillman Holdco stockholders, have entered into the Merger Agreement, the terms of which are described in this proxy statement/prospectus. A copy of the Merger Agreement is attached hereto as Annex A. Landcadia urges its stockholders to read the Merger Agreement in its entirety.

The Merger Agreement must be adopted by the Landcadia Stockholders in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and Landcadia’s Current Charter. Landcadia is holding a Special Meeting to obtain that approval. Landcadia Stockholders will also be asked to vote on certain other matters described in this proxy statement/prospectus at the Special Meeting and to approve the adjournment of the Special Meeting, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Special Meeting to adopt the Merger Agreement and thereby approve the Business Combination.
THE VOTE OF LANDCADIA STOCKHOLDERS IS IMPORTANT. LANDCADIA STOCKHOLDERS ARE URGED TO SUBMIT THEIR PROXIES AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS AND CAREFULLY CONSIDERING EACH OF THE PROPOSALS BEING PRESENTED AT THE MEETING.
Q:
Why is Landcadia proposing the Business Combination?

A:
Landcadia was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more operating businesses.

Hillman is a leading North American provider of complete hardware solutions, delivered with industry best customer service to over 40,000 locations. Hillman designs innovative product and merchandising solutions for complex categories that deliver an outstanding customer experience to home improvement centers, mass merchants, national and regional hardware stores, pet supply stores, and OEM & Industrial customers.
Based on its due diligence investigations of Hillman and the industries in which it operates, including the financial and other information provided by Hillman Holdco in the course of Landcadia’s due diligence investigations, the Landcadia Board believes that the Business Combination with Hillman Holdco is in the best interests of Landcadia and its stockholders and presents an opportunity to increase stockholder value. However, there can be no assurances of this.
Although Landcadia’s Board believes that the Business Combination with Hillman Holdco presents a unique business combination opportunity and is in the best interests of Landcadia and its stockholders, the board of directors did consider certain potentially material negative factors in arriving at that conclusion. See “The Business Combination Proposal — Landcadia’s Board of Directors’ Reasons for Approval of the Business Combination” for a discussion of the factors considered by Landcadia’s Board in making its decision.

Q:
When and where will the Special Meeting take place?

A:
The Landcadia Special Meeting will be held on [•], 2021, at [•] a.m. New York City time, at [•].

In light of ongoing developments related to COVID-19, and the related protocols that governments have implemented, the Landcadia Board determined that the Special Meeting will be a virtual meeting conducted exclusively via live webcast. The Landcadia Board believes that this is the right choice for Landcadia and its stockholders at this time, as it permits stockholders to attend and participate in the Special Meeting while safeguarding the health and safety of Landcadia’s stockholders, directors and management team. You will be able to attend the Special Meeting online, vote, view the list of stockholders entitled to vote at the Special Meeting and submit your questions during the Special Meeting by visiting [•]. To participate in the virtual meeting, you will need a 12-digit control number assigned by Continental Stock Transfer & Trust Company. The meeting webcast will begin promptly at [•] a.m., New York City time. We encourage you to access the meeting prior to the start time and you should allow ample time for the check-in procedures. Because the Special Meeting will be a completely virtual meeting, there will be no physical location for stockholders to attend.
Q:
What matters will be considered at the Special Meeting?

A:
The Landcadia Stockholders will be asked to consider and vote on the following proposals:

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a proposal to adopt the Merger Agreement and approve the Business Combination (the “Business Combination Proposal”);

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a proposal to approve, assuming the other condition precedent proposals are approved and adopted, the proposed amended and restated articles of incorporation (the “Proposed Charter”) of Landcadia (the “Charter Proposal”);

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a proposal to approve, on a non-binding advisory basis and as required by applicable SEC guidance, certain material differences between the Current Charter and the Proposed Charter (the “Advisory Charter Proposals”);

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to consider and vote upon a proposal to approve, assuming the other condition precedent proposals are approved and adopted, for the purposes of complying with the applicable listing rules of Nasdaq, (x) the issuance of shares of New Hillman common stock pursuant to the terms of the Merger Agreement and (y) the issuance of shares of Landcadia Class A common stock in connection with the Private Placement (the “Stock Issuance Proposal”);

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to consider and vote upon a proposal to approve, assuming the other condition precedent proposals are approved and adopted, the Hillman Solutions Corp. 2021 Equity Incentive Plan (the “Incentive Plan Proposal”);

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to consider and vote upon a proposal to approve, assuming the other condition precedent proposals are approved and adopted, the Hillman Solutions Corp. 2021 Employee Stock Purchase Plan (the “ESPP Proposal”);

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to consider and vote upon a proposal to elect, assuming the other condition precedent proposals are approved and adopted, ten directors, comprising three directors to serve as Class I directors, three directors to serve as Class II directors and four directors to serve as Class III directors, in each case to serve on New Hillman’s board of directors for a term expiring at the annual meeting of stockholders to be held in, respectively, 2022 in the case of Class I directors, 2023 in the case of Class II directors and 2024 in the case of Class III directors, or until such director’s successor has been duly elected and qualified, or until such director’s earlier death, resignation, retirement or removal (the “Director Election Proposal”); and

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to consider and vote upon a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, any of the condition precedent proposals would not be duly approved and adopted by our stockholders or we determine that one or more of the closing conditions under the Merger Agreement is not satisfied or waived (the “Adjournment Proposal”).

Q:
Is my vote important?

A:
Yes. The Business Combination cannot be completed unless the Merger Agreement is adopted by the Landcadia Stockholders holding a majority of the votes cast on such proposal and the other condition precedent proposals achieve the necessary vote outlined below. Only Landcadia Stockholders as of the close of business on [•], 2021, the record date for the Special Meeting, are entitled to vote at the Special Meeting. The Landcadia Board unanimously recommends that such Landcadia Stockholders vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Charter Proposal, “FOR” the approval, on an advisory basis, of the Advisory Charter Proposals, “FOR” the approval of the Stock Issuance Proposal, “FOR” the approval of the Incentive Plan Proposal, “FOR” the approval of the ESPP Proposal, “FOR” the election of each of the director nominees to the board of directors and “FOR” the approval of the Adjournment Proposal.

Q:
If my shares are held in “street name” by my bank, brokerage firm or other nominee, will my bank, brokerage firm or other nominee automatically vote those shares for me?

A:
No. A “broker non-vote” occurs when a broker submits a proxy that states that the broker does not vote for some or all of the proposals because the broker has not received instructions from the beneficial owners on how to vote on the proposals and does not have discretionary authority to vote in the absence of instructions. Under the relevant rules, brokers are not permitted to vote on any of the matters to be considered at the Special Meeting. As a result, your public shares will not be voted on any matter unless you affirmatively instruct your broker, bank or nominee how to vote your shares in one of the ways indicated by your broker, bank or other nominee. You should instruct your broker to vote your shares in accordance with directions you provide.

Q:
What Landcadia Stockholder vote is required for the approval of each proposal brought before the Special Meeting? What will happen if I fail to vote or abstain from voting on each proposal?

A:
The Business Combination Proposal.   Approval of the Business Combination Proposal requires the affirmative vote of a majority of the votes cast by Landcadia Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote, abstentions and broker non-votes will have no effect on the outcome of the proposal. Our Sponsors have agreed to vote their shares in favor of the Business Combination. Our Sponsors currently hold 22.4% of the outstanding Landcadia Shares. Accordingly, if all of our outstanding shares were to be voted, we would only need the additional affirmative vote of shares representing approximately 27.6% of the outstanding shares in order to approve the Business Combination. Because the Business Combination only requires a majority of the votes cast at the Special Meeting in order to be approved and because a quorum will exist at the Special Meeting if a majority of the outstanding Landcadia Shares as of the record date are present, the Business Combination could be approved by the additional affirmative vote of shares representing as little as 2.6% of the outstanding shares.

The Charter Proposal.   Approval of the Charter Proposal requires the affirmative vote of the holders of at least a majority of the outstanding Landcadia Shares entitled to vote thereon, voting as a single class. The failure to vote, abstentions and broker non-votes have the same effect as a vote “AGAINST” the proposal.
The Advisory Charter Proposals.   Approval of each of the Advisory Charter Proposals, each of which is a non-binding vote, requires the affirmative vote of a majority of the votes cast by Landcadia Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote, abstentions and broker non-votes have no effect on the outcome of the proposal.
The Stock Issuance Proposal.   Approval of the Stock Issuance Proposal requires the affirmative vote of a majority of the votes cast by Landcadia Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote, abstentions and broker non-votes have no effect on the outcome of the proposal.

The Incentive Plan Proposal.   Approval of the Incentive Plan Proposal requires the affirmative vote of a majority of the votes cast by Landcadia Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote, abstentions and broker non-votes have no effect on the outcome of the proposal.
The ESPP Proposal.   Approval of the ESPP Proposal requires the affirmative vote of a majority of the votes cast by Landcadia Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by a proxy at the Special Meeting and entitled to vote thereon. The failure to vote and broker non-votes have no effect on the outcome of the proposal.
The Director Election Proposal.   The election of directors is decided by a plurality of the votes cast by the stockholders present in person (which would include presence at the virtual special meeting) or represented by proxy at the special meeting and entitled to vote on the election of directors. This means that each of the director nominees will be elected if they receive more affirmative votes than any other nominee for the same position. Stockholders may not cumulate their votes with respect to the election of directors. The failure to vote, abstentions and broker non-votes have no effect on the outcome of the proposal.
The Adjournment Proposal.   Approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by Landcadia Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote, abstentions and broker non-votes have no effect on the outcome of the proposal.
Q:
What will Hillman Holdco’s equity holders receive in connection with the Business Combination?

A:
The aggregate value of the consideration paid in respect of Hillman Holdco is approximately $939,580,000, payable as Aggregate Consideration.

At the effective time of the Business Combination, all outstanding shares of common stock of Hillman Holdco will be cancelled in exchange for the right to receive, with respect to each such share, a certain number of shares of New Hillman common stock valued at $10.00 per share equal to (A) (i) the Aggregate Consideration plus (ii) the value that would be received by Hillman Holdco upon the exercise of all outstanding Hillman Holdco options as of immediately prior to the Closing, divided by (B) (i) the total number of shares of Hillman Holdco shares common stock outstanding as of immediately prior to the Closing plus (ii) the number of shares of Hillman shares Holdco common stock underlying all then outstanding Hillman Holdco options and shares of Hillman Holdco restricted stock outstanding immediately prior to Closing. For more detailed information on the stock consideration see "The Business Combination Proposal — Consideration to Hillman Stockholders" and "The Business Combination Proposal — Sources and Uses of Funds for the Business Combination."
At the effective time of the Business Combination, the stock consideration to be issued to the then current holders of stock in Hillman Holdco will be in the form of Class A common stock of New Hillman. The common stock of New Hillman that is required to be issued as merger consideration will be valued at $10.00 per share.
At the effective time, each outstanding Hillman Holdco Option, whether vested or unvested, will be assumed by New Hillman and will be converted into a New Hillman Option with substantially the same terms and conditions as applicable to the Hillman Holdco Option immediately prior to the effective time (including expiration date, vesting conditions and exercise provisions), except that (i) each such Hillman Holdco Option shall be exercisable for that number of shares of New Hillman common stock equal to the product (rounded down to the nearest whole number) of (A) the number of shares of Hillman Holdco common stock subject to such Hillman Holdco Assumed Option immediately prior the effective time multiplied by (B) the Closing Stock Per Option Amount, (ii) the per share exercise price for each share of New Hillman common stock issuable upon exercise of the New Hillman Option shall be equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (A) the exercise price per share of Hillman Holdco subject to such Hillman Holdco Option immediately prior to the effective time by (B) the Closing Stock Per Option Amount; (iii) the Hillman Holdco Board (or the

compensation committee of the Hillman Holdco Board) may appropriately adjust the performance conditions applicable to certain of the New Hillman Options; and (iv) the Hillman Holdco Board (or the compensation committee of the Hillman Holdco Board) may make such other immaterial administrative or ministerial changes to the New Hillman Options as it may determine in good faith are appropriate to effectuate the administration of the New Hillman Options and to ensure consistency with the administrative and ministerial provisions of the New Hillman Incentive Equity Plan.
At the effective time, each share of unvested restricted Hillman Holdco common stock will be cancelled and converted into the right to receive a number of shares of New Hillman Restricted Stock equal to the Closing Stock Per Restricted Share Amount with substantially the same terms and conditions as were applicable to the related share of Hillman Holdco Restricted Stock immediately prior to the effective time (including with respect to vesting and termination-related provisions), except that (i) any per-share repurchase price of such New Hillman Restricted Stock shall be equal to the quotient obtained by dividing (A) the per-share repurchase price applicable to the Hillman Holdco Restricted Stock, by (B) the Closing Stock Restricted Share Amount, rounded up to the nearest cent and (ii) the Hillman Holdco Board (or the compensation committee of the Hillman Holdco Board) may make such other immaterial administrative or ministerial changes to the New Hillman Restricted Stock as it may determine in good faith are appropriate to effectuate the administration of the New Hillman Restricted Stock and to ensure consistency with the administrative and ministerial provisions of the New Hillman Incentive Equity Plan.
At the effective time, each Hillman Holdco restricted stock unit will be assumed by New Hillman and converted into a New Hillman RSU with substantially the same terms and conditions as were applicable to such Hillman Holdco RSU immediately prior to the effective time (including with respect to vesting and termination-related provisions), except that (i) each New Hillman RSU shall represent the right to receive (subject to vesting) that number of shares of New Hillman common stock equal to the product (rounded up to the nearest whole number) of the number of shares of Hillman Holdco Common Stock underlying the Hillman Holdco RSU immediately prior to the effective time multiplied by the Hillman Holdco RSU Exchange Ratio; and (ii) the Hillman Holdco Board (or the compensation committee of the Hillman Holdco Board) may make such other immaterial administrative or ministerial changes to the New Hillman RSUs as it may determine in good faith are appropriate to effectuate the administration of the New Hillman RSUs and to ensure consistency with the administrative and ministerial provisions of the New Hillman Incentive Equity Plan.
In addition, pursuant to the A&R Letter Agreement, Landcadia’s Sponsors will, at the Closing of the Business Combination, forfeit a total of 3,828,000 of their shares of Landcadia Class B common stock with 2,828,000 shares being forfeited by the Sponsors on a basis pro rata with their ownership of Landcadia and 1,000,000 additional shares being forfeited by the TJF Sponsor.
Q:
What equity stake will current Landcadia Stockholders and Hillman Holdco stockholders hold in New Hillman immediately after the consummation of the Business Combination?

A:
It is anticipated that, upon completion of the Business Combination, the ownership interests in New Hillman will be as set forth in the table below.

The ownership interests in New Hillman after the Business Combination, assuming none of our public shares are redeemed, has been determined based on the capitalization of each of Landcadia and Hillman Holdco as of January 24, 2021, assuming consummation of the Business Combination, which results in an assumed number of 91,304,425 shares of New Hillman common stock being issued pursuant to the Merger Agreement and an assumed aggregate number of 187,476,425 shares of New Hillman common stock issued and outstanding at the Closing.
The ownership interests in New Hillman after the Business Combination, assuming that the maximum number of 14,200,000 public shares are redeemed (with the number of redemptions being determined by assuming that the redemption price is $10.00 per share and that the maximum number of redemptions which may occur is that number that still enables the conditions to closing under the Merger Agreement to be satisfied), has been determined based on the capitalization of each of Landcadia and Hillman Holdco as of January 24, 2021, assuming consummation of the Business Combination, which results in an assumed number of 91,304,425 shares of New Hillman common stock being issued pursuant to the Merger Agreement and an assumed aggregate number of 173,276,425 shares of New Hillman common stock issued and outstanding following the Closing.
	Assuming No Redemptions of Public Shares	Assuming Maximum Redemptions of Public Shares(1)
Hillman Holdco stockholders	48.7%	52.7%
Landcadia Stockholders(2)	26.7%	20.7%
PIPE Investors(3)	18.7%	20.2%
SPAC Sponsors – JFG Sponsor(4)	3.8%	4.1%
SPAC Sponsors – TJF Sponsor	2.1%	2.3%
	100%	100%

(1)
Assumes that holders of 14,200,000 public shares exercise their redemption rights in connection with the Business Combination at a redemption price of $10.00 per share.

(2)
Includes 1,500,000 public shares held by Jefferies LLC, a subsidiary of JFG Sponsor.

(3)
Excludes 2,500,000 shares purchased by JFG Sponsor in the Private Placement.

(4)
Includes 2,500,000 shares purchased by JFG Sponsor in the Private Placement and excludes 1,500,000 public shares held by Jefferies LLC.

The share numbers set forth above do not take into account (a) public warrants and private placement warrants that will remain outstanding immediately following the Business Combination and may be exercised thereafter (commencing the later of 30 days after the Closing of the Business Combination and 12 months from the closing of our initial public offering, which occurred on October 14, 2020), (b) the issuance of any shares underlying options or other equity awards of Hillman Holdco prior to the Business Combination or (c) the issuance of any shares underlying New Hillman options or other equity awards that will be held by equity holders of Hillman Holdco following completion of the Business Combination. If the actual facts are different than the assumptions set forth above, the share numbers set forth above will be different.
In addition, there are currently outstanding an aggregate of 24,666,667 warrants to acquire shares of Landcadia Class A common stock, which comprise 8,000,000 private placement warrants held by our Sponsors and 16,666,667 public warrants. Each of our outstanding whole warrants is exercisable commencing the later of 30 days following the Closing and 12 months from the closing of our initial public offering, which occurred on October 14, 2020, for one share of Class A common stock and, following the consummation of the Business Combination, will entitle the holder thereof to purchase one share of New Hillman common stock in accordance with its terms. Therefore, as of the date of this proxy statement/prospectus, if we assume that each outstanding whole warrant is exercised and one share of New Hillman common stock is issued as a result of such exercise, with payment to New Hillman of the exercise price of $11.50 per whole warrant for one whole share, our fully-diluted share capital would increase by a total of 24,666,667 shares, with approximately $283,666,670.50 paid to exercise the warrants.
For more information, please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”
Q:
What will the Sponsors receive in connection with the Business Combination?

When considering the Landcadia Board’s recommendation that its stockholders vote in favor of the approval of the Business Combination, Landcadia Stockholders should be aware that directors and officers of Landcadia have interests in the Business Combination that may be different from, or in addition to, the interests of Landcadia Stockholders. These interests include:

•
Our Sponsors will lose their entire investment in us if we do not complete a business combination by October 14, 2022. If we are unable to complete our initial business combination by October 14, 2022, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the public shares and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and Landcadia’s Board, liquidate and dissolve, subject in each case to our obligations under the DGCL to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless if we fail to complete our initial business combination by October 14, 2022.

•
On March 13, 2018, JFG Sponsor, through a subsidiary, purchased 100% of the membership interests in Landcadia for an aggregate of $1,000. On August 24, 2020, TJF Sponsor purchased a 51.7% membership interest in Landcadia for $1,070. Simultaneously we converted the Company from a limited liability company to a corporation and issued stock in exchange for outstanding membership interests. JFG Sponsor was issued 5,554,500 shares of Class B common stock in exchange for its 48.3% membership interest. On September 16, 2020, we effected a 1:1.25 stock split of the Class B common stock following which JFG Sponsor held 6,943,125 shares of Class B common stock. On November 22, 2020, JFG Sponsor forfeited a total of 905,625 shares of Class B common stock following which JFG Sponsor held 6,037,500 shares of Class B common stock. Upon consummation of the Business Combination, JFG Sponsor will receive 4,671,576 shares of New Hillman common stock in respect of its shares of Class B common stock after giving effect to the forfeiture of 1,365,924 shares of Class B common stock pursuant to the Merger Agreement. Such shares have an aggregate market value of approximately $48,163,948.56 based upon the closing per share price of $10.31 on Nasdaq on March 12, 2021.

In addition, simultaneously with the consummation of Landcadia’s initial public offering, JFG Sponsor purchased 4,000,000 warrants, each exercisable to purchase one share of Landcadia Class A common stock at $11.50 per share, at a price of $1.50 per warrant for an aggregate of $6,000,000. Upon closing each warrant will become exercisable to purchase one share of New Hillman common stock at $11.50 commencing on the later of 30 days following the Closing and 12 months from the closing of our initial business combination, which occurred on October 14, 2020. Such warrants have an aggregate market value of approximately $6,320,000 based upon the closing per warrant price of $1.58 on Nasdaq on March 12, 2021.

Prior to and in connection with Landcadia’s initial public offering, JFG Sponsor paid a total of $6,001,000 to purchase securities with an aggregate market value of approximately $54,483,948.56 based upon closing prices based upon closing prices on Nasdaq on March 12, 2021 (without taking into account any diminution in value resulting from the transfer restrictions on the shares of New Hillman common stock.

Subsequently, between October 13, 2020 and October 21, 2020, Jefferies LLC, the sole underwriter of our initial public offering, and a wholly-owned direct subsidiary of Jefferies Group LLC, a wholly-owned direct subsidiary of JFG Sponsor, purchased an aggregate of 1,500,000 units, consisting of an aggregate of 1,500,000 shares of Class A common stock and 500,000 warrants, for a total of $14,960,284.48 at prices from $9.93 per unit to 10.00 per unit. Such shares have an aggregate market value of approximately $15,465,000 based upon the closing per share price of $10.31 on Nasdaq on March 12, 2021. Such warrants have an aggregate market value of approximately $790,000 based upon the closing per warrant price of $1.58 on Nasdaq on March 12, 2021.

On January 24, 2021, JFG Sponsor committed to purchase 2,500,000 shares of Class A common stock for $25,000,000 at $10.00 per share in connection with the Private Placement immediately prior to or concurrently with the consummation of the Business Combination. Such shares have an aggregate market value of approximately $25,775,000 based upon the closing per share price of $10.31 on Nasdaq on March 12, 2021.

In total, JFG Sponsor paid or committed to pay $45,961,284.48 to purchase securities with an aggregate market value of approximately $96,513,948.56 based upon closing prices on Nasdaq on

March 12, 2021 (without taking into account any diminution in value resulting from the transfer restrictions on such securities).
•
On August 24, 2020, TJF Sponsor purchased a 51.7% membership interest in Landcadia for $1,070. Simultaneously we converted the Company from a limited liability company to a corporation and issued stock in exchange for outstanding membership interests. TJF Sponsor was issued 5,945,500 shares of Class B common stock in exchange for its 51.7% membership interest. On September 16, 2020, we effected a 1:1.25 stock split of the Class B common stock following which TJF Sponsor held 7,431,875 shares of Class B common stock. On November 22, 2020, TJF Sponsor forfeited a total of 969,375 shares of Class B common stock following which TJF Sponsor holds 6,462,500 shares of Class B common stock. Upon consummation of the Business Combination, TJF Sponsor will receive 4,000,425 shares of New Hillman common stock in respect of its shares of Class B common stock after giving effect to the forfeiture of 2,462,075 shares of Class B common stock pursuant to the Merger Agreement. Such shares have an aggregate market value of approximately $41,244,381.75 based upon the closing per share price of $10.31 on Nasdaq on March 12, 2021.

In addition, simultaneously with the consummation of Landcadia’s initial public offering, TJF Sponsor purchased 4,000,000 warrants, each exercisable to purchase one share of Landcadia Class A common stock at $11.50 per share, at a price of $1.50 per warrant for an aggregate of $6,000,000. Upon closing each warrant will become exercisable to purchase one share of New Hillman common stock at $11.50 commencing on the later of 30 days following the Closing and 12 months from the closing of our initial business combination, which occurred on October 14, 2020. Such warrants have an aggregate market value of approximately $6,320,000 based upon the closing per share price of $1.58 on Nasdaq on March 12, 2021.

In total, TJF Sponsor paid or committed to pay $6,001,070 to purchase securities with an aggregate market value of approximately $47,564,381.75 based upon closing prices on Nasdaq on March 12, 2021 (without taking into account any diminution in value resulting from the transfer restrictions on such securities).

•
Our Sponsors and our officers and directors have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their founder shares if Landcadia fails to complete a business combination by October 14, 2022.

•
In order to protect the amounts held in the Trust Account, the Sponsors have agreed that they will be liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have entered into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under our indemnity of the underwriters of our IPO against certain liabilities, including liabilities under the Securities Act.

•
In connection with the Closing, our Sponsors would be entitled to the repayment of any working capital loan and advances that have been made to Landcadia and remain outstanding. As of the date of this proxy statement/prospectus, our Sponsors have not made any advances to us for working capital expenses. If we do not complete an initial business combination within the required period, we may use a portion of our working capital held outside the Trust Account to repay the working capital loans, but no proceeds held in the Trust Account would be used to repay the working capital loans.

•
Following the consummation of the Business Combination, we will continue to indemnify our existing directors and officers and will maintain a directors’ and officers’ liability insurance policy.

•
Upon the Closing, subject to the terms and conditions of the Merger Agreement, our Sponsors, our officers and directors and their respective affiliates may be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by Landcadia from time to time, made by our Sponsors or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination. Such reimbursable out-of-pocket expenses, if any, are not expected to be material.

•
Richard Handler, our Co-Chairman and President, is also the Chief Executive Officer and director of JFG Sponsor and chairman of the board of directors, Chief Executive Officer and President of JFG Sponsor’s largest subsidiary, Jefferies Group LLC (“Jefferies Group”) and its largest subsidiary, Jefferies LLC (“Jefferies”), which, along with its affiliates, own approximately 12% of the outstanding common stock of the Company. Jefferies will be entitled to receive deferred underwriting commission, placement agent fees and capital markets advisory fees from Landcadia upon completion of the Business Combination. In addition, upon completion of the Business Combination, Jefferies will receive M&A advisory fees and financing fees from Hillman. Jefferies Finance LLC (“Jefferies Finance”), an indirect subsidiary of JFG Sponsor, serves as administrative agent and collateral agent on Hillman Holdco's existing senior credit facilities that are expected to be refinanced in connection with the Closing and is expected to be joint lead arranger, joint lead bookrunner and one of the lenders, and sole administrative agent and sole collateral agent, in New Hillman's first lien term loan facility that is being entered into in connection with the Closing, and expects to receive fees in connection with such role.

These financial interests of the Sponsors, officers and directors and entities affiliated with them may have influenced their decision to approve the Business Combination. You should consider these interests when evaluating the Business Combination and the recommendation of Landcadia’s Board to vote in favor of the Business Combination Proposal and other proposals to be presented to the stockholders.
Q:
What happens to the funds deposited in the Trust Account after consummation of the Business Combination?

A:
A total of $500.0 million, including approximately $17,500,000 of underwriters’ deferred discount and approximately $10,000,000 of the proceeds of the sale of the private placement warrants, was placed in a Trust Account maintained by Continental, acting as trustee. As of January 22, 2021, there were investments and cash held in the Trust Account of $500,086,473.96. These funds will not be released until the earlier of Closing or the redemption of our public shares if we are unable to complete an initial Business Combination by October 14, 2022, although we may withdraw the interest earned on the funds held in the Trust Account to pay franchise and income taxes.

Q:
What happens if a substantial number of the public stockholders vote in favor of the Business Combination Proposal and exercise their redemption right?

A:
Landcadia Stockholders who vote in favor of the Business Combination may also nevertheless exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of public stockholders are reduced as a result of redemptions by public stockholders. The consummation of the Business Combination is conditioned upon, among other things, Landcadia having an aggregate cash amount of at least $639 million available at Closing from the Trust Account, after giving effect to redemptions of public shares, if any, and payment of transaction expenses, plus proceeds received from PIPE Investors (the “Minimum Proceeds Condition”) (though this condition may be waived by mutual written agreement of Landcadia and Hillman Holdco). Landcadia intends to notify Landcadia Stockholders by press release promptly if this condition is waived. In addition, with fewer public shares and public stockholders, the trading market for New Hillman common stock may be less liquid than the market for Landcadia’s Class A common stock was prior to consummation of the Business Combination and New Hillman may not be able to meet the listing standards for Nasdaq or another national securities exchange. In addition, with less funds available from the Trust Account, the working capital infusion from the Trust Account into Hillman Holdco’s business will be reduced. As a result, the proceeds will be greater in the event that no public stockholders exercise redemption rights with respect to their public shares for a pro rata portion of the Trust Account as opposed to the scenario in which Landcadia’s public stockholders exercise the maximum allowed redemption rights.

Q:
What amendments will be made to the Current Charter?

A:
We are asking Landcadia Stockholders to approve the Proposed Charter that will be effective upon the consummation of the Business Combination. The Proposed Charter provides for various changes that the Landcadia Board believes are necessary to address the needs of the post-Business Combination company, including, among other things: (i) the change of Landcadia’s name to “Hillman Solutions Corp.”; (ii) the increase of the total number of authorized shares of all classes of capital stock, par value of $0.0001 per share, from 401,000,000 shares, consisting of 380,000,000 shares of Landcadia Class A common stock, 20,000,000 shares of Landcadia Class B common stock and 1,000,000 shares of preferred stock, to 501,000,000 shares, consisting of 500,000,000 shares of New Hillman common stock and 1,000,000 shares of preferred stock; (iii) changes to the required vote to amend the charter and bylaws and (iv)  the elimination of certain provisions specific to Landcadia’s status as a blank check company.
Pursuant to Delaware law and the Current Charter, Landcadia is required to submit the Charter Proposal to Landcadia’s stockholders for approval. For additional information, see the section entitled “The Charter Proposal.”
Q:
What material negative factors did Landcadia’s Board consider in connection with the Business Combination?

A:
Although Landcadia’s Board believes that the acquisition of Hillman Holdco will provide Landcadia’s stockholders with an opportunity to participate in a combined company with significant growth potential, market share and a well-known brand, the board of directors did consider certain potentially material negative factors in arriving at that conclusion, such as the risk that Landcadia Stockholders would not approve the Business Combination and the risk that significant numbers of Landcadia Stockholders would exercise their redemption rights. In addition, during the course of Landcadia management’s evaluation of Hillman Holdco’s operating business and its public company potential, management conducted detailed due diligence on certain potential challenges. These factors are discussed in greater detail in the section entitled “The Business Combination Proposal — Landcadia’s Board of Directors’ Reasons for Approval of the Business Combination” as well as in the section entitled “Risk Factors — Risk Factors Relating to the Business Combination and Integration of Hillman Holdco’s Business.”

Q:
Do I have redemption rights?

A:
If you are a public stockholder, you have the right to request that Landcadia redeem all or a portion of your public shares for cash, provided that you follow the procedures and deadlines described elsewhere in this proxy statement/prospectus under the heading “The Special Meeting — Redemption Rights” public stockholders may elect to redeem all or a portion of their public shares even if they vote for the Business Combination Proposal. We sometimes refer to these rights to elect to redeem all or a portion of the public shares into a pro rata portion of the cash held in the Trust Account as “redemption rights.”

If you wish to exercise your redemption rights, please see the answer to the next question: “How do I exercise my redemption rights?”
Notwithstanding the foregoing, a public stockholder, together with any affiliate of such public stockholder or any other person with whom such public stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.
Our Sponsors, directors and members of the management team entered into the A&R Letter Agreement, pursuant to which they agreed to waive their redemption rights with respect to their shares in connection with the completion of the Business Combination.
Q:
How do I exercise my redemption rights?

A:
If you are a public stockholder and wish to exercise your right to redeem your public shares, you must:

(i)
(a) hold public shares or (b) hold public shares through units and elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares; and

(ii)
prior to [•] p.m., New York City time, on [•], 2021, (a) submit a written request to Continental that Landcadia redeem your public shares for cash and (b) deliver your public shares to Continental, physically or electronically through The Depository Trust Company (“DTC”).

The address of Continental is listed under the question “Whom do I call if I have questions about the Special Meeting or the Business Combination?” below.
Holders of units must elect to separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact Continental directly and instruct them to do so.
Any public stockholder will be entitled to request that their public shares be redeemed for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes, divided by the number of then issued and outstanding public shares. For illustrative purposes, as of January 22, 2021, this would have amounted to approximately $10.00 per public share. However, the proceeds deposited in the Trust Account could become subject to the claims of our creditors, if any, which could have priority over the claims of our public stockholders, regardless of whether such public stockholders vote for or against the Business Combination Proposal. Therefore, the per-share distribution from the Trust Account in such a situation may be less than originally anticipated due to such claims. Your vote on any proposal other than the Business Combination Proposal will have no impact on the amount you will receive upon exercise of your redemption rights. It is anticipated that the funds to be distributed to public stockholders electing to redeem their public shares will be distributed promptly after the consummation of the Business Combination.
If you are a holder of public shares, you may exercise your redemption rights by submitting your request in writing to Continental at the address listed under the question “ Whom do I call if I have questions about the Special Meeting or the Business Combination?” below.
Any request for redemption, once made by a holder of public shares, may be withdrawn at any time up to the deadline for submitting redemption requests, which is [•], 2021 (two business days prior to the date of the Special Meeting), and thereafter, with our consent, until the Closing. If you deliver your shares for redemption to Continental and later decide prior to the deadline for submitting redemption requests not to elect redemption, you may request that Landcadia instruct Continental to return the shares to you (physically or electronically). You may make such request by contacting Continental at the phone number or address listed at the end of this section.
Any corrected or changed written exercise of redemption rights must be received by Landcadia’s secretary prior to the deadline for submitting redemption requests. No request for redemption will be honored unless the holder’s stock has been delivered (either physically or electronically) to Continental prior to [•] p.m., New York City time, on [•], 2021.
If you are a holder of public shares and you exercise your redemption rights, it will not result in the loss of any Landcadia warrants that you may hold.
Q:
If I am a holder of units, can I exercise redemption rights with respect to my units?

A:
No. Holders of outstanding units must elect to separate the units into the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If you hold your units in an account at a brokerage firm or bank, you must notify your broker or bank that you elect to separate the units into the underlying public shares and public warrants, or if you hold units registered in your own name, you must contact Continental, Landcadia’s transfer agent, directly and instruct them to do so. If you fail to cause your units to be separated and delivered to Continental, Landcadia’s transfer agent, prior to [•] p.m., New York City time, on [•], 2021, you will not be able to exercise your redemption rights with respect to your public shares.

Q:
What are the U.S. federal income tax consequences of exercising my redemption rights?

A:
The U.S. federal income tax consequences of exercising your redemption rights depends on the particular facts and circumstances. Please see the section entitled “Material United States Federal Income Tax Considerations.” We urge you to consult your tax advisors regarding the tax consequences of exercising your redemption rights.

TAX MATTERS ARE COMPLICATED, AND THE TAX CONSEQUENCES OF EXERCISING YOUR REDEMPTION RIGHTS WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE EXERCISE OF REDEMPTION RIGHTS TO YOU IN YOUR PARTICULAR CIRCUMSTANCES.
Q:
How does the Landcadia Board recommend that I vote?

A:
The Landcadia Board recommends that the Landcadia Stockholders vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Charter Proposal, “FOR” the approval, on an advisory basis, of the Advisory Charter Proposals, “FOR” the approval of the Stock Issuance Proposal, “FOR” the approval of the Incentive Plan Proposal, “FOR” the approval of the ESPP Proposal, “FOR” the election of each of the director nominees to the board of directors and “FOR” the approval of the Adjournment Proposal. For more information regarding how the board of directors of Landcadia recommends that Landcadia Stockholders vote, see the section entitled “The Business Combination Proposal — Landcadia’s Board of Directors’ Reasons for Approval of the Business Combination.”

Q:
How do our Sponsors intend to vote their shares?

A:
In connection with the execution of the Merger Agreement, our Sponsors, directors and members of the management team entered into the A&R Letter Agreement, pursuant to which they agreed to vote their shares in favor of the Business Combination Proposal and all other proposals being presented at the Special Meeting. Our Sponsors collectively own 22.4% of our issued and outstanding shares of common stock. Accordingly, if all of our outstanding shares were to be voted, we would need the affirmative vote of approximately 27.6% of the remaining shares to approve the Business Combination.

Q:
May our Sponsors and our officers and directors purchase public shares or warrants prior to the Special Meeting?

A:
At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding Landcadia or its securities, our Sponsors, directors, officers, advisors and/or their affiliates, Hillman Holdco and/or its affiliates and the Stockholder Representative and/or its affiliates may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares or vote their public shares in favor of the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood that (i) the proposals presented for approval at the Special Meeting are approved and/or (ii) Landcadia satisfies the Minimum Proceeds Condition. Any such stock purchases and other transactions may thereby increase the likelihood of obtaining stockholder approval of the Business Combination. This may result in the completion of our Business Combination in a way that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by the Sponsors for nominal value.

Entering into any such arrangements may have a depressive effect on public shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares it owns, either prior to or immediately after the Special Meeting.

If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of public shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the Special Meeting and would likely increase the chances that such proposals would be approved. As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder.
Q:
Who is entitled to vote at the Special Meeting?

A:
The Landcadia Board has fixed [•], 2021 as the record date for the Special Meeting. All holders of record of Landcadia Shares as of the close of business on the record date are entitled to receive notice of, and to vote at, the Special Meeting, provided that those shares remain outstanding on the date of the Special Meeting. Physical attendance at the Special Meeting is not required to vote. See the section below entitled “— How can I vote my shares without attending the Special Meeting?” for instructions on how to vote your Landcadia Shares without attending the Special Meeting.

Q:
How many votes do I have?

A:
Each Landcadia Stockholder of record is entitled to one vote for each Landcadia Share held by such holder as of the close of business on the record date. As of the close of business on the record date, there were [•] outstanding Landcadia Shares.

Q:
What constitutes a quorum for the Special Meeting?

A:
A quorum is the minimum number of stockholders necessary to hold a valid meeting.

A quorum will exist at the Special Meeting with respect to each matter to be considered at the Special Meeting if the holders of a majority of the outstanding Landcadia Shares as of the record date present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting. All shares represented by proxy are counted as present for purposes of establishing a quorum.
Q:
What is Hillman Holdco?

A:
HMAN Group Holdings Inc., and its wholly-owned subsidiaries (collectively, “Hillman”) are among the largest providers of hardware-related products and related merchandising services to retail markets in North America. Hillman Holdco’s principal business is operated through its wholly-owned subsidiary, The Hillman Group, Inc. and its wholly-owned subsidiaries (collectively, “Hillman Group”). Hillman Group sells its products to hardware stores, home centers, mass merchants, pet supply stores, and other retail outlets principally in the United States, Canada, Mexico, Latin America, and the Caribbean. Product lines include thousands of small parts such as fasteners and related hardware items; threaded rod and metal shapes; keys, key duplication systems, and accessories; builder’s hardware; personal protective equipment, such as gloves and eye-wear; and identification items, such as tags and letters, numbers, and signs. Hillman Group supports product sales with services that include design and installation of merchandising systems, maintenance of appropriate in-store inventory levels, and break-fix its robotics kiosks.

Q:
What will happen to my Landcadia Shares as a result of the Business Combination?

A:
If the Business Combination is completed, (i) each share of Landcadia’s Class B common stock will convert, on a one-for-one basis, into shares of Landcadia Class A common stock in accordance with the terms of the Current Charter and (ii) each then outstanding share of Landcadia Class A common stock will automatically become a share of New Hillman common stock. See the section entitled “The Business Combination Proposal — Consideration to Hillman Holdco Stockholders and Landcadia Stockholders”.

Q:
Where will the New Hillman common stock that Landcadia Stockholders receive in the Business Combination be publicly traded?

A:
Assuming the Business Combination is completed, the shares of New Hillman common stock (including the New Hillman common stock issued in connection with the Business Combination) will be listed and traded on Nasdaq under the ticker symbol “HLMN” and the public warrants will be listed and traded on Nasdaq under the ticker symbol “HLMNW”.

Q:
What happens if the Business Combination is not completed?

A:
If the Merger Agreement is not adopted by Landcadia Stockholders or if the Business Combination is not completed for any other reason by the Termination Date, then we will seek to consummate an alternative initial business combination prior to October 14, 2022. If we do not consummate an initial business combination by October 14, 2022, we will cease all operations except for the purpose of winding up, redeem our public shares and liquidate the Trust Account, in which case our public stockholders may only receive approximately $10.00 per share and our warrants will expire worthless.

Q:
How can I attend and vote my shares at the Special Meeting?

A:
Landcadia Shares held directly in your name as the stockholder of record of such Landcadia Shares as of the close of business on [•], 2021, the record date, may be voted electronically at the Special Meeting. If you choose to attend the Special Meeting, you will need to visit [•], and enter the control number found on your proxy card, voting instruction form or notice you previously received. You may vote during the Special Meeting by following instructions available on the meeting website during the meeting. If your shares are held in “street name” by a broker, bank or other nominee and you wish to attend and vote at the Special Meeting, you will not be permitted to attend and vote electronically at the Special Meeting unless you first obtain a legal proxy issued in your name from the record owner. To request a legal proxy, please contact your broker, bank or other nominee holder of record. It is suggested you do so in a timely manner to ensure receipt of your legal proxy prior to the Special Meeting.

Q:
How can I vote my shares without attending the Special Meeting?

A:
If you are a stockholder of record of Landcadia Shares as of the close of business on [•], 2021, the record date, you can vote by mail by following the instructions provided in the enclosed proxy card. Please note that if you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares, or otherwise follow the instructions provided by your bank, brokerage firm or other nominee.

Q:
What is a proxy?

A:
A proxy is a legal designation of another person to vote the stock you own. If you are a stockholder of record of Landcadia Shares as of the close of business on the record date, and you vote by phone, by Internet or by signing, dating and returning your proxy card in the enclosed postage-paid envelope, you designate two of Landcadia’s officers as your proxies at the Special Meeting, each with full power to act without the other and with full power of substitution. These two officers are Tilman J. Fertitta and Richard H. Liem.

Q:
What is the difference between holding shares as a stockholder of record and as a beneficial owner?

A:
If your Landcadia Shares are registered directly in your name with Continental you are considered the stockholder of record with respect to those shares, and access to proxy materials is being provided directly to you. If your shares are held in a stock brokerage account or by a bank or other nominee, then you are considered the beneficial owner of those shares, which are considered to be held in street name. Access to proxy materials is being provided to you by your broker, bank or other nominee who is considered the stockholder of record with respect to those shares.

Direct holders (stockholders of record).   For Landcadia Shares held directly by you, please complete, sign, date and return each proxy card (or cast your vote by telephone or Internet as provided on each proxy card) or otherwise follow the voting instructions provided in this proxy statement/prospectus in order to ensure that all of your Landcadia Shares are voted.
Shares in “street name.”   For Landcadia Shares held in “street name” through a bank, brokerage firm or other nominee, you should follow the procedures provided by your bank, brokerage firm or other nominee to vote your shares.
Q:
If a Landcadia Stockholder gives a proxy, how will the Landcadia Shares covered by the proxy be voted?

A:
If you provide a proxy by returning the applicable enclosed proxy card, the individuals named on the enclosed proxy card will vote your Landcadia Shares in the way that you indicate when providing your proxy in respect of the Landcadia Shares you hold. When completing the proxy card, you may specify whether your Landcadia Shares should be voted FOR or AGAINST, or should be abstained from voting on, all, some or none of the specific items of business to come before the Special Meeting.

Q:
How will my Landcadia Shares be voted if I return a blank proxy?

A:
If you sign, date and return your proxy and do not indicate how you want your Landcadia Shares to be voted, then your Landcadia Shares will be voted “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Charter Proposal, “FOR” the approval, on an advisory basis, of the Advisory Charter Proposals, “FOR” the approval of the Stock Issuance Proposal, “FOR” the approval of the Incentive Plan Proposal, “FOR” the approval of the ESPP Proposal, “FOR” the election of each of the director nominees to the board of directors and “FOR” the approval of the Adjournment Proposal.

Q:
Can I change my vote after I have submitted my proxy?

A:
Yes. If you are a stockholder of record of Landcadia Shares as of the close of business on the record date, you can change or revoke your proxy before it is voted at the meeting in one of the following ways:

•
submit a new proxy card bearing a later date;

•
give written notice of your revocation to Landcadia’s Corporate Secretary, which notice must be received by Landcadia’s Corporate Secretary prior to the vote at the Special Meeting; or

•
vote electronically at the Special Meeting by visiting [•] and entering the control number found on your proxy card, voting instruction form or notice you previously received. Please note that your attendance at the Special Meeting will not alone serve to revoke your proxy.

If your shares are held in “street name” by your broker, bank or another nominee as of the close of business on the record date, you must follow the instructions of your broker, bank or other nominee to revoke or change your voting instructions.
Q:
Where can I find the voting results of the Special Meeting?

A:
The preliminary voting results are expected to be announced at the Special Meeting. In addition, within four business days following certification of the final voting results, Landcadia will file the final voting results of its Special Meeting with the SEC in a Current Report on Form 8-K.

Q:
Are Landcadia Stockholders able to exercise dissenters’ rights or appraisal rights with respect to the matters being voted upon at the Special Meeting?

A:
No. Landcadia Stockholders are not entitled to exercise dissenters’ rights or appraisal rights under Delaware law in connection with the Business Combination. Dissenters’ rights or appraisal rights are unavailable under Delaware law in connection with the Business Combination to holders of Landcadia’s Class A common stock because it is currently listed on a national securities exchange and such holders are not required to receive any consideration (other than continuing to hold their shares of Landcadia’s Class A common stock, which will become an equal number of shares of New Hillman common stock after giving effect to the Business Combination). Holders of Landcadia’s Class A common stock may vote against the Business Combination Proposal or redeem their Landcadia Shares if they are not in favor of the adoption of the Merger Agreement or the Business Combination. Dissenters’ rights or appraisal rights are unavailable under Delaware law in connection with the Business Combination to holders of Landcadia’s Class B common stock because they have agreed to vote in favor of the Business Combination.
Q:
Are there any risks that I should consider as a Landcadia Stockholder in deciding how to vote or whether to exercise my redemption rights?

A:
Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 48. You also should read and carefully consider the risk factors of Landcadia and Hillman contained in the documents that are incorporated by reference herein.

Q:
What happens if I sell my Landcadia Shares before the Special Meeting?

A:
The record date for Landcadia Stockholders entitled to vote at the Special Meeting is earlier than the date of the Special Meeting. If you transfer your Landcadia Shares before the record date, you will not be entitled to vote at the Special Meeting. If you transfer your Landcadia Shares after the record date but before the Special Meeting, you will, unless special arrangements are made, retain your right to vote at the Special Meeting but will transfer the right to hold New Hillman common shares to the person to whom you transfer your shares.

Q:
What are the material U.S. federal income tax consequences of the Business Combination to me?

A:
Material U.S. federal income tax considerations that may be relevant to you in respect of the Business Combination are discussed in more detail in the section entitled “Material United States Federal Income Tax Considerations.” Among other things, the parties intend for the merger contemplated by the Merger Agreement to be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. If the merger qualifies for such treatment, Hillman Holdco stockholders generally will not recognize gain or loss upon their exchange of Hillman Holdco common stock for New Hillman common stock. However, the obligations of Hillman Holdco, Landcadia and the Merger Sub to complete the merger are not conditioned on the receipt of opinions from Ropes & Gray LLP or White & Case LLP to the effect that the merger will qualify for such treatment, and the merger will occur even if it does not so qualify. Neither Hillman Holdco nor Landcadia has requested, or intends to request, a ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to the U.S. federal income tax consequences of the merger. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position to the contrary. Accordingly, if the IRS or a court determines that the merger does not qualify as a reorganization under Section 368(a) of the Code and is therefore a fully taxable transaction for U.S. federal income tax purposes, Hillman Holdco stockholders generally would recognize taxable gain or loss on the merger consideration they receive in connection with the merger. The discussion of the U.S. federal income tax consequences contained in this proxy statement/prospectus is intended to provide only a general discussion and is not a complete analysis or description of all of the U.S. federal income tax considerations that are applicable to you in respect of the Business Combination, nor does it address any tax considerations arising under U.S. state or local or non-U.S. tax laws.

TAX MATTERS ARE COMPLICATED, AND THE TAX CONSEQUENCES OF THE BUSINESS COMBINATION WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE BUSINESS COMBINATION TO YOU IN YOUR PARTICULAR CIRCUMSTANCES.
Q:
When is the Business Combination expected to be completed?

A:
Subject to the satisfaction or waiver of the Closing conditions described in the section entitled “The Merger Agreement — Conditions to Closing,” including the adoption of the Merger Agreement by the Landcadia Stockholders at the Special Meeting, the Business Combination is expected to close in the second quarter of 2021. However, it is possible that factors outside the control of both Landcadia and Hillman could result in the Business Combination being completed at a later time, or not being completed at all.
Q:
Who will solicit and pay the cost of soliciting proxies?

A:
Landcadia has engaged a professional proxy solicitation firm, Morrow Sodali LLC (“Morrow”), to assist in soliciting proxies for the Special Meeting. Landcadia has agreed to pay Morrow a fee of $[•], plus disbursements. Landcadia will reimburse Morrow for reasonable out-of-pocket expenses and will indemnify Morrow and its affiliates against certain claims, liabilities, losses, damages and expenses. Landcadia will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of our common stock for their expenses in forwarding soliciting materials to beneficial owners of our common stock and in obtaining voting instructions from those owners. Landcadia’s management team may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:
What are the conditions to completion of the Business Combination?

A:
The Closing is subject to certain conditions, including, among other things, (i) approval by Landcadia’s stockholders and Hillman Holdco’s stockholders of the Merger Agreement, the Business Combination and certain other actions related thereto, (ii) the expiration or termination of the waiting period (or any extension thereof) applicable under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), (iii) the absence of a material adverse regulatory event with respect to Hillman, (iv) Landcadia having at least $639 million of cash at the Closing, consisting of cash held in the Trust Account after giving effect to redemptions of public shares, if any, and payment of transaction expenses, plus cash received from PIPE investors (vii) the aggregate amount of cash held by Hillman and Landcadia immediately after Closing, after giving effect to the Business Combination, will equal or exceed $50 million, (viii) the aggregate amount of net debt at New Hillman immediately following the Closing not exceeding the sum of $885 million plus an amount equal to any increased borrowings since December 26, 2020 under Hillman’s existing ABL facility up to $100 million, and (vii) the continued listing of the shares of New Hillman common stock on Nasdaq. Unless waived, if any of these conditions are not satisfied, the Business Combination may not be consummated. Furthermore, in no event will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001. See the section entitled “The Business Combination Proposal”.

Q:
What should I do now?

A:
You should read this proxy statement/prospectus carefully in its entirety, including the annexes, and return your completed, signed and dated proxy card(s) by mail in the enclosed postage-paid envelope or submit your voting instructions by telephone or via the Internet as soon as possible so that your Landcadia Shares will be voted in accordance with your instructions.

Q:
What should I do if I receive more than one set of voting materials?

A:
Stockholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your Landcadia Shares.

Q:
Whom do I call if I have questions about the Special Meeting or the Business Combination?

A:
If you have questions about the Special Meeting or the Business Combination, or desire additional copies of this proxy statement/prospectus or additional proxies, you may contact:

Morrow Sodali LLC
470 West Avenue
Stamford, CT 06902
Tel: (800) 662-5200
Banks and brokers call collect: (203) 658-9400
E-mail: [•]
You also may obtain additional information about Landcadia from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.” If you are a holder of public shares and you intend to seek redemption of your shares, you will need to deliver your public shares (either physically or electronically) to Continental Stock Transfer & Trust Company, Landcadia’s transfer agent, at the address below prior to [•] p.m., New York City time, on [•], 2021. If you have questions regarding the certification of your position or delivery of your stock, please contact:
Mark Zimkind
Continental Stock Transfer & Trust Company
One State Street Plaza, 30th Floor
New York, New York 10004
E-mail: mzimkind@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS
This summary highlights selected information included in this proxy statement/prospectus and does not contain all of the information that may be important to you. You should read this entire document and its annexes and the other documents to which we refer before you decide how to vote with respect to the proposals to be considered and voted on at the Special Meeting.
Information About the Parties to the Business Combination
Landcadia Holdings III, Inc.
1510 West Loop South
Houston, Texas 77027
(713) 850-1010
Landcadia Holdings III, Inc., is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses.
HMAN Group Holdings Inc.
10590 Hamilton Avenue
Cincinnati, Ohio 45231
(513) 851-4900
HMAN Group Holdings Inc., and its wholly-owned subsidiaries (collectively, “Hillman”) are among the largest providers of hardware-related products and related merchandising services to retail markets in North America. Hillman Holdco’s principal business is operated through its wholly-owned subsidiary, The Hillman Group, Inc. and its wholly-owned subsidiaries. Hillman Group sells its products to hardware stores, home centers, mass merchants, pet supply stores, and other retail outlets principally in the United States, Canada, Mexico, Latin America, and the Caribbean. Product lines include thousands of small parts such as fasteners and related hardware items; threaded rod and metal shapes; keys, key duplication systems, and accessories; builder’s hardware; personal protective equipment, such as gloves and eye-wear; and identification items, such as tags and letters, numbers, and signs. Hillman supports product sales with services that include design and installation of merchandising systems, maintenance of appropriate in-store inventory levels, and break-fix for its robotics kiosks.
Helios Sun Merger Sub, Inc.
c/o Landcadia Holdings III, Inc.
1510 West Loop South
Houston, Texas 77027
(713) 850-1010
Helios Sun Merger Sub, Inc. is a Delaware corporation and wholly-owned subsidiary of Landcadia Holdings III, Inc., which was formed for the purpose of effecting a merger with Hillman.
The Business Combination and the Merger Agreement
The terms and conditions of the Business Combination are contained in the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus. We encourage you to read the Merger Agreement carefully and in its entirety, as it is the legal document that governs the Business Combination.
If the Merger Agreement is approved and adopted and the Business Combination is consummated, Merger Sub will merge with and into Hillman Holdco with Hillman Holdco surviving the merger as a wholly-owned subsidiary of New Hillman.
Structure of the Business Combination
Pursuant to the Merger Agreement, Merger Sub will merge with and into Hillman Holdco, with Hillman Holdco surviving the Business Combination. Upon consummation of the foregoing transactions,

Hillman Holdco will be a wholly-owned subsidiary of New Hillman (formerly Landcadia). In addition, immediately prior to the consummation of the Business Combination, New Hillman will amend and restate its charter to be the Proposed Charter as described in the section of this proxy statement/prospectus titled “Description of New Hillman Securities.”
The parties intend for the merger contemplated by the Merger Agreement to be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. If the merger qualifies for such treatment, Hillman Holdco stockholders generally will not recognize gain or loss upon their exchange of Hillman Holdco common stock for New Hillman common stock. However, the obligations of Hillman Holdco, Landcadia and the Merger Sub to complete the merger are not conditioned on the receipt of opinions from Ropes & Gray LLP or White & Case LLP to the effect that the merger will qualify for such treatment, and the merger will occur even if it does not so qualify. Neither Hillman Holdco nor Landcadia has requested, or intends to request, a ruling from the IRS with respect to the U.S. federal income tax consequences of the merger. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position to the contrary. Accordingly, if the IRS or a court determines that the merger does not qualify as a reorganization under Section 368(a) of the Code and is therefore a fully taxable transaction for U.S. federal income tax purposes, Hillman Holdco stockholders generally would recognize taxable gain or loss on the merger consideration they receive in connection with the merger. For a more complete discussion of U.S. federal income tax consequences of the Business Combination, see the section titled “Material United States Federal Income Tax Considerations.
The following diagrams illustrate in simplified terms the current structure of Landcadia and Hillman and the expected structure of New Hillman (formerly Landcadia) upon the Closing.
Simplified Pre-Combination Structure
The following diagram shows the current structure of Landcadia:

Sponsors
Public Stockholders
22.4%
77.6%
Landcadia Holdings III, Inc.
100%
Helios Sun Merger Sub, Inc.

The following diagram shows the current structure of Hillman:

Simplified Post-Combination Structure

Existing Landcadia Shareholders
Existing Hillman Shareholders
PIPE investors
Sponsors
27%
49%
20%
5%
Hillman Solutions Corp.
100%
HMAN Group Holdings Inc.
100%
HMAN Intermediate Holdings Corp.
100%
HMAN Intermediate II Holdings Corp.
100%
The Hillman Companies, Inc.
100%
Hillman Investment Company
100%
The Hillman Group, Inc.
100%
Hillman Subsidiaries
Hillman Cares, Inc.

(1)
The percentages in the post-Business Combination Structure are based on the assumption that Landcadia Stockholders do not exercise their redemption rights prior to the Business Combination.

Merger Consideration
The aggregate value of the consideration paid in respect of Hillman Holdco is approximately $939,580,000, payable as Aggregate Consideration.
In accordance with the terms and subject to the conditions of the Merger Agreement, Landcadia has agreed to pay aggregate consideration in the form of New Hillman common stock (the “Aggregate

Consideration”) calculated as described below and equal to a value of approximately (i) $911,300,000 plus (ii) $28,280,000, such amount being the value of 2,828,000 shares of Class B common stock valued at $10.00 per share that our sponsors, TJF, LLC (“TJF Sponsor”) and Jefferies Financial Group Inc. (“JFG Sponsor” and, together with TJF Sponsor, the “Sponsors”), have agreed to forfeit at the closing of the Business Combination (the “Closing”).
At the effective time of the Business Combination, all outstanding shares of common stock of Hillman Holdco will be cancelled in exchange for the right to receive, with respect to each such share, a certain number of shares of New Hillman common stock valued at $10.00 per share equal to (A) (i) the Aggregate Consideration plus (ii) the value that would be received by Hillman Holdco upon the exercise of all outstanding Hillman Holdco options as of immediately prior to the Closing, divided by (B) (i) the total number of shares of Hillman Holdco shares common stock outstanding as of immediately prior to the Closing plus (ii) the number of shares of Hillman shares Holdco common stock underlying all then outstanding Hillman Holdco options and shares of Hillman Holdco restricted stock outstanding immediately prior to Closing.
See also “Sources and Uses of Funds for the Business Combination” below for more information.
At the effective time of the Business Combination, the Aggregate Consideration to be issued to the then current holders of stock in Hillman Holdco will be in the form of Class A common stock of New Hillman. The Class A common stock of New Hillman that is required to be issued as merger consideration will be valued at $10.00 per share.
At the effective time, each outstanding Hillman Holdco Option, whether vested or unvested, will be assumed by New Hillman and will be converted into a New Hillman Option with substantially the same terms and conditions (including expiration date, vesting conditions and exercise provisions) as applicable to the Hillman Holdco Option immediately prior to the effective time except that (i) each such Hillman Holdco Option shall be exercisable for that number of shares of New Hillman common stock equal to the product (rounded down to the nearest whole number) of (A) the number of shares of Hillman Holdco common stock subject to such Hillman Holdco Assumed Option immediately prior the effective time multiplied by (B) the Closing Stock Per Option Amount, (ii) the per share exercise price for each share of New Hillman common stock issuable upon exercise of the New Hillman Option shall be equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (A) the exercise price per share of Hillman Holdco subject to such Hillman Holdco Option immediately prior to the effective time by (B) the Closing Stock Per Option Amount; (iii) the Hillman Holdco Board (or the compensation committee of the Hillman Holdco Board) may appropriately adjust the performance conditions applicable to certain of the New Hillman Options; and (iv) the Hillman Holdco Board (or the compensation committee of the Hillman Holdco Board) may make such other immaterial administrative or ministerial changes to the New Hillman Options as it may determine in good faith are appropriate to effectuate the administration of the New Hillman Options and to ensure consistency with the administrative and ministerial provisions of the New Hillman Incentive Equity Plan.
At the effective time, each share of unvested restricted Hillman Holdco common stock will be cancelled and converted into the right to receive a number of shares of New Hillman Restricted Stock equal to the Closing Stock Restricted Share Amount with substantially the same terms and conditions as were applicable to the related share of Hillman Holdco Restricted Stock immediately prior to the effective time (including with respect to vesting and termination-related provisions), except that (i) any per-share repurchase price of such New Hillman Restricted Stock shall be equal to the quotient obtained by dividing (A) the per-share repurchase price applicable to the Hillman Holdco Restricted Stock, by (B) the Closing Stock Restricted Share Amount, rounded up to the nearest cent and (ii) the Hillman Holdco Board (or the compensation committee of the Hillman Holdco Board) may make such other immaterial administrative or ministerial changes to the New Hillman Restricted Stock as it may determine in good faith are appropriate to effectuate the administration of the New Hillman Restricted Stock and to ensure consistency with the administrative and ministerial provisions of the New Hillman Incentive Equity Plan.
At the effective time, each Hillman Holdco restricted stock unit will be assumed by New Hillman and converted into a New Hillman RSU with substantially the same terms and conditions as were applicable to such Hillman Holdco RSU immediately prior to the effective time (including with respect to vesting and termination-related provisions), except that (i) each New Hillman RSU shall represent the right to receive (subject to vesting) that number of shares of New Hillman common stock equal to the product (rounded up to the nearest whole number) of the number of shares of Hillman Holdco Common Stock underlying the Hillman Holdco RSU immediately prior to the effective time multiplied by the Hillman Holdco RSU Exchange Ratio; and (ii) the Hillman Holdco Board (or the compensation committee of the Hillman Holdco Board) may make such other immaterial administrative or ministerial changes to the New Hillman RSUs as it may determine in good faith are appropriate to effectuate the administration of the New Hillman RSUs and to ensure consistency with the administrative and ministerial provisions of the New Hillman Incentive Equity Plan.
In addition, pursuant to the A&R Letter Agreement, Landcadia’s Sponsors will, at the Closing of the Business Combination, forfeit a total of 3,828,000 of their shares of Landcadia Class B common stock with 2,828,000 shares being forfeited by the Sponsors on a basis pro rata with their ownership of Landcadia and 1,000,000 additional shares being forfeited by the TJF Sponsor.
The Private Placement
Landcadia entered into the Subscription Agreements with the PIPE Investors, pursuant to which, among other things, Landcadia agreed to issue and sell in private placements an aggregate of 37,500,000 shares of Landcadia Class A common stock to the PIPE Investors, including 2,500,000 shares of Landcadia Class A common stock to be purchased by JFG Sponsor, for $10.00 per share.
The Private Placement investment is expected to close substantially concurrently with the Closing. In connection with the Closing, all of the issued and outstanding shares of Landcadia Class A common stock, including the shares of Landcadia Class A common stock issued to the PIPE Investors, will be exchanged, on a one-for-one basis, for shares of New Hillman common stock.
Special Meeting of Landcadia Stockholders and the Proposals
The Special Meeting will convene on [•], 2021 at [•] a.m., New York City time, in virtual format. Stockholders may attend, vote and examine the list of Landcadia Stockholders entitled to vote at the Special Meeting by visiting [•] and entering the control number found on their proxy card, voting instruction form or notice they previously received. The purpose of the Special Meeting is to consider and vote on the Business Combination Proposal, the Charter Proposal, the Advisory Charter Proposals, the Stock Issuance Proposal, the Incentive Plan Proposal, the ESPP Proposal, the Director Election Proposal and the Adjournment Proposal.
Approval of the condition precedent proposals is a condition to the obligations of the parties to complete the Business Combination.
Only holders of record of issued and outstanding Landcadia Shares as of the close of business on [•] 2021, the record date for the Special Meeting, are entitled to notice of, and to vote at, the Special Meeting or any adjournment or postponement of the Special Meeting. You may cast one vote for each share of Landcadia Shares that you owned as of the close of business on that record date.
A quorum of stockholders is necessary to hold a valid meeting. A quorum will exist at the Special Meeting with respect to each matter to be considered at the Special Meeting if the holders of a majority of the outstanding Landcadia Shares as of the record date present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting. All shares represented by proxy are counted as present for purposes of establishing a quorum.
Approval of the Business Combination Proposal requires the affirmative vote of a majority of the votes cast by Landcadia Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal.
Approval of the Charter Proposal requires the affirmative vote of a majority of the outstanding Landcadia Shares, voting together as a single class. Abstentions and broker non-votes have the same effect as a vote “AGAINST” the proposal.

Approval of each of the Advisory Charter Proposals, each of which is a non-binding vote, requires the affirmative vote of a majority of the votes cast by Landcadia Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal.
Approval of the Stock Issuance Proposal requires the affirmative vote of a majority of the votes cast by Landcadia Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal.
Approval of the Incentive Plan Proposal requires the affirmative vote of a majority of the votes cast by Landcadia Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal.
Approval of the ESPP Proposal requires the affirmative vote of a majority of the votes cast by Landcadia Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal.
The election of directors is decided by a plurality of the votes cast by the stockholders present in person (which would include presence at the virtual special meeting) or represented by proxy at the Special Meeting and entitled to vote on the election of directors. This means that each of the director nominees will be elected if they receive more affirmative votes than any other nominee for the same position. Stockholders may not cumulate their votes with respect to the election of directors. Abstentions and broker non-votes have no effect on the outcome of the proposal.
Approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by Landcadia Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal.
Recommendation of Landcadia’s Board of Directors
We were formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. We sought to do this by utilizing the networks and industry experience of our management team and our sponsors to identify, acquire and operate one or more target businesses. Our board of directors considered and evaluated several factors in evaluating and negotiating the Business Combination and the definitive merger agreements. For additional information relating to the Landcadia Board’s evaluation of the Business Combination and the factors it considered in connection therewith, please see the section entitled “The Business Combination Proposal — Landcadia’s Board of Directors’ Reasons for the Approval of the Business Combination.”
Regulatory Approvals
The Business Combination is subject to the expiration or termination of the waiting period (or any extension thereof) applicable under the HSR Act. A post-Closing notification pursuant to Section 12 of the Investment Canada Act (Canada) will be made promptly following Closing.
Conditions to the Completion of the Business Combination
The Business Combination is subject to customary Closing conditions, including (i) the expiration or termination of the waiting period (or any extension thereof) applicable under the HSR Act, (ii) Landcadia shall not have redeemed shares of its Class A common stock in an amount that would cause Landcadia to have less than $5,000,001 of net tangible assets, (iii) the required stockholder approval of stockholders of Landcadia shall have been obtained for the Business Combination, (iv) the required stockholder approval of stockholders of Hillman Holdco shall have been obtained for the Business Combination, (v) the Class A Common stock to be issued in connection with the Business Combination shall have been approved for listing on Nasdaq, (vi) satisfaction of the Minimum Proceeds Condition, (vii) the aggregate amount of cash held by Hillman and Landcadia immediately after Closing, after giving effect to the Business Combination, will equal or exceed $50 million, (viii) the aggregate amount of net debt at New Hillman immediately following the Closing not exceeding the sum of $885 million plus an amount equal to any increased borrowings since December 26, 2020 under Hillman’s existing ABL facility up to $100 million. The obligations of Hillman Holdco to complete the Business Combination are further conditioned on, in addition to customary Closing conditions, the current certificate of incorporation of Landcadia shall have been amended and restated in the form contemplated by the Charter Proposal. Unless waived, if any of these conditions are not satisfied, the Business Combination may not be consummated.
Termination
Mutual Termination Rights
The Merger Agreement may be terminated prior to the Closing:
•
by written consent of Landcadia and the Stockholder Representative;

•
by either Landcadia or the Stockholder Representative if the condition requiring Landcadia to have $5,000,001 of net tangible assets becomes incapable of being satisfied;

•
by either Landcadia or the Stockholder Representative if the approval of Landcadia’s stockholders has not been obtained by reason of the failure to obtain the required vote at the Landcadia Special Meeting or at any adjournment of postponement thereof; or

•
by either Landcadia or the Stockholder Representative if the consummation of the Business Combination is permanently enjoined or prohibited by the terms of a final, non-appealable governmental order or a statute, rule or regulation.

Termination Rights of the Stockholder Representative
The Merger Agreement may be terminated prior to the Closing, by the Stockholder Representative if:
(i)
there is any breach of any representation, warranty, covenant or agreement on the part of Landcadia or Merger Sub set forth in the Merger Agreement such that the conditions described in the first two bullet points under the heading “— Conditions to Closing; Additional Conditions to the Obligations of Hillman Holdco” set forth below would not be satisfied at the Closing (a “terminating Landcadia breach”), except that, if any such terminating Landcadia breach is curable by Landcadia or Merger Sub, then, for a period of up to 30 days (or any shorter period of the time that remains between the date the Stockholder Representative provides written notice of such breach and the Termination Date) after receipt by Landcadia of notice from the Stockholder Representative of such breach (the “Landcadia cure period”), such termination shall not be effective, and such termination shall become effective only if the terminating Landcadia breach is not cured within the Landcadia cure period, provided that the right to terminate the Merger Agreement pursuant to this provision shall not be available if the Stockholder Representative has materially breached the Merger Agreement and such breach has not been cured; or

(ii)
the Closing has not occurred on or before the Termination Date, provided that the right to terminate the Merger Agreement pursuant to this provision shall not be available if the Stockholder Representative’s action or failure to act has been a principal cause of or resulted in the failure of the Transactions to occur on or before such date and such action or failure to act constitutes a breach of the Merger Agreement.

Termination Rights of Landcadia
The Merger Agreement may be terminated prior to the Closing, by Landcadia if:
(i)
there is any breach of any representation, warranty, covenant or agreement on the part of Hillman Holdco or the Stockholder Representative set forth in the Merger Agreement, such that the conditions described in the first two bullet points under the heading “— Conditions to Closing; Additional Conditions to the Obligations of Landcadia” set forth below would not be satisfied at the

Closing (a “terminating Hillman Holdco breach”), except that, if such terminating Hillman Holdco breach is curable by Hillman Holdco or the Stockholder Representative, then, for a period of up to 30 days (or any shorter period of the time that remains between the date Landcadia provides written notice of such breach and the Termination Date) after receipt by the Stockholder Representative of notice from Landcadia of such breach (the “Hillman Holdco cure period”), such termination shall not be effective, and such termination shall become effective only if the terminating Hillman Holdco breach is not cured within the Hillman Holdco cure period, provided, that the right to terminate the Merger Agreement pursuant to this provision shall not be available if Landcadia has materially breached the Merger Agreement and such breach has not been cured;
(ii)
the Closing has not occurred on or before the Termination Date, provided, that the right to terminate the Merger Agreement pursuant to this provision shall not be available if Landcadia’s action or failure to act has been a principal cause of or resulted in the failure of the Transactions to occur on or before such date and such action or failure to act constitutes a breach of the Merger Agreement;

(iii)
the Hillman Holdco Stockholder Approval has not been obtained within two business days after the registration statement on Form S-4 of which this prospectus/proxy statement is a part has been declared effective by the SEC and delivered or otherwise made available to the holders of Landcadia’s common stock; or

(iv)
Hillman does not deliver to Landcadia a Company Voting and Support Agreement executed by certain affiliates of CCMP Capital Advisors, LP and of Oak Hill Capital Partners III, L.P., respectively, within one business day of the signing of the Merger Agreement.

Redemption Rights
Pursuant to the Current Charter, a public stockholder may request that Landcadia redeem all or a portion of their public shares for cash if the Business Combination is consummated. You will be entitled to receive cash for any public shares to be redeemed only if you:
•
(a) hold public shares or (b) hold public shares through units and you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares; and

•
prior to [•] p.m., New York City time, on [•], 2021, (a) submit a written request, including the legal name, phone number and address of the beneficial owner of the shares for which redemption is requested, to the transfer agent that Landcadia redeem your public shares for cash and (b) deliver your public shares to the transfer agent, physically or electronically through DTC.

As noted above, holders of units must elect to separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. Holders may instruct their broker to do so, or if a holder holds units registered in its own name, the holder must contact the transfer agent directly and instruct them to do so. Public stockholders may elect to redeem all or a portion of their public shares even if they vote for the Business Combination Proposal. If the Business Combination is not consummated, the public shares will not be redeemed for cash. If a public stockholder properly exercises its right to redeem its public shares and timely delivers its public shares to Continental Stock Transfer & Trust Company, Landcadia’s transfer agent, Landcadia will redeem such public shares upon the Closing for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes, divided by the number of then issued and outstanding public shares. If a public stockholder exercises its redemption rights, then it will be exchanging its redeemed public shares for cash and will no longer own such shares. See the section entitled “The Special Meeting — Redemption Rights” for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.
Notwithstanding the foregoing, a holder of public shares, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.
Holders of our warrants will not have redemption rights with respect to the warrants.
No Delaware Appraisal Rights
Appraisal rights are statutory rights under the DGCL that enable stockholders who object to certain extraordinary transactions to demand that the corporation pay such stockholders the fair value of their shares instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. However, appraisal rights are not available in all circumstances. Appraisal rights are not available to Landcadia Stockholders or warrant holders in connection with the Business Combination.
Proxy Solicitation
Proxies may be solicited by mail, telephone or in person. Landcadia has engaged Morrow to assist in the solicitation of proxies. If a stockholder grants a proxy, it may still vote its shares at the Special Meeting if it revokes its proxy before the Special Meeting. A stockholder also may change its vote by submitting a later- dated proxy as described in the section entitled “The Special Meeting — Revoking Your Proxy”.
Interests of Landcadia’s Sponsors, Directors and Officers in the Business Combination
When considering the Landcadia Board’s recommendation that its stockholders vote in favor of the approval of the Business Combination, Landcadia Stockholders should be aware that directors and officers of Landcadia have interests in the Business Combination that may be different from, or in addition to, the interests of Landcadia Stockholders. These interests include:
•
Our Sponsors will lose their entire investment in us if we do not complete a business combination by October 14, 2022. If we are unable to complete our initial business combination by October 14, 2022, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the public shares and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and Landcadia’s Board, liquidate and dissolve, subject in each case to our obligations under the DGCL to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless if we fail to complete our initial business combination by October 14, 2022.

•
On March 13, 2018, JFG Sponsor, through a subsidiary, purchased 100% of the membership interests in Landcadia for an aggregate of $1,000. On August 24, 2020, TJF Sponsor purchased a 51.7% membership interest in Landcadia for $1,070. Simultaneously we converted the Company from a limited liability company to a corporation and issued stock in exchange for outstanding membership interests. JFG Sponsor was issued 5,554,500 shares of Class B common stock in exchange for its 48.3% membership interest. On September 16, 2020, we effected a 1:1.25 stock split of the Class B common stock following which JFG Sponsor held 6,943,125 shares of Class B common stock. On November 22, 2020, JFG Sponsor forfeited a total of 905,625 shares of Class B common stock following which JFG Sponsor held 6,037,500 shares of Class B common stock. Upon consummation of the Business Combination, JFG Sponsor will receive 4,671,576 shares of New Hillman common stock in respect of its shares of Class B common stock after giving effect to the forfeiture of 1,365,924 shares of Class B common stock pursuant to the Merger Agreement. Such shares have an aggregate market value of approximately $48,163,948.56 based upon the closing per share price of $10.31 on Nasdaq on March 12, 2021.

In addition, simultaneously with the consummation of Landcadia’s initial public offering, JFG Sponsor purchased 4,000,000 warrants, each exercisable to purchase one share of Landcadia Class A common stock at $11.50 per share, at a price of $1.50 per warrant for an aggregate of $6,000,000. Upon closing each warrant will become exercisable to purchase one share of New Hillman common stock at $11.50 commencing on the later of 30 days following the Closing and 12 months from the closing of our initial business combination, which occurred on October 14, 2020. Such warrants have an aggregate market value of approximately $6,320,000 based upon the closing per warrant price of $1.58 on Nasdaq on March 12, 2021.

Prior to and in connection with Landcadia’s initial public offering, JFG Sponsor paid a total of $6,001,000 to purchase securities with an aggregate market value of approximately $54,483,948.56 based upon closing prices based upon closing prices on Nasdaq on March 12, 2021 (without taking into account any diminution in value resulting from the transfer restrictions on such securities).

Subsequently, between October 13, 2020 and October 21, 2020, Jefferies LLC, the sole underwriter of our initial public offering, and a wholly-owned direct subsidiary of Jefferies Group LLC, a wholly-owned direct subsidiary of JFG Sponsor, purchased an aggregate of 1,500,000 units, consisting of an aggregate of 1,500,000 shares of Class A common stock and 500,000 warrants, for a total of $14,960,284.48 at prices from $9.93 per unit to 10.00 per unit. Such shares have an aggregate market value of approximately $15,465,000 based upon the closing per share price of $10.31 on Nasdaq on March 12, 2021. Such warrants have an aggregate market value of approximately $790,000 based upon the closing per warrant price of $1.58 on Nasdaq on March 12, 2021.

On January 24, 2021, JFG Sponsor committed to purchase 2,500,000 shares of Class A common stock for $25,000,000 at $10.00 per share in connection with the Private Placement immediately prior to or concurrently with the consummation of the Business Combination. Such shares have an aggregate market value of approximately $25,775,000 based upon the closing per share price of $10.31 on Nasdaq on March 12, 2021.

In total, JFG Sponsor paid or committed to pay $45,961,284.48 to purchase securities with an aggregate market value of approximately $96,513,948.56 based upon closing prices on Nasdaq on March 12, 2021 (without taking into account any diminution in value resulting from the transfer restrictions on the shares of New Hillman common stock.

•
On August 24, 2020, TJF Sponsor purchased a 51.7% membership interest in Landcadia for $1,070. Simultaneously we converted the Company from a limited liability company to a corporation and issued stock in exchange for outstanding membership interests. TJF Sponsor was issued 5,945,500 shares of Class B common stock in exchange for its 51.7% membership interest. On September 16, 2020, we effected a 1:1.25 stock split of the Class B common stock following which TJF Sponsor held 7,431,875 shares of Class B common stock. On November 22, 2020, TJF Sponsor forfeited a total of 969,375 shares of Class B common stock following which TJF Sponsor holds 6,462,500 shares of Class B common stock. Upon consummation of the Business Combination, TJF Sponsor will receive 4,000,425 shares of New Hillman common stock in respect of its shares of Class B common stock after giving effect to the forfeiture of 2,462,075 shares of Class B common stock pursuant to the Merger Agreement. Such shares have an aggregate market value of approximately $41,244,381.75 based upon the closing per share price of $10.31 on Nasdaq on March 12, 2021.

In addition, simultaneously with the consummation of Landcadia’s initial public offering, TJF Sponsor purchased 4,000,000 warrants, each exercisable to purchase one share of Landcadia Class A common stock at $11.50 per share, at a price of $1.50 per warrant for an aggregate of $6,000,000. Upon closing each warrant will become exercisable to purchase one share of New Hillman common stock at $11.50 commencing on the later of 30 days following the Closing and 12 months from the closing of our initial business combination, which occurred on October 14, 2020. Such warrants have an aggregate market value of approximately $6,320,000 based upon the closing per warrant price of $1.58 on Nasdaq on March 12, 2021.

In total, TJF Sponsor paid or committed to pay $6,001,070 to purchase securities with an aggregate market value of approximately $47,564,381.75 based upon closing prices on Nasdaq on March 12, 2021 (without taking into account any diminution in value resulting from the transfer restrictions on the shares of New Hillman common stock.

•
Our Sponsors and our officers and directors have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their founder shares if Landcadia fails to complete a business combination by October 14, 2022.

•
In order to protect the amounts held in the Trust Account, the Sponsors have agreed that they will be liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have entered into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under our indemnity of the underwriters of our IPO against certain liabilities, including liabilities under the Securities Act.

•
In connection with the Closing, our Sponsors would be entitled to the repayment of any working capital loan and advances that have been made to Landcadia and remain outstanding. As of the date of this proxy statement/prospectus, our Sponsors have not made any advances to us for working capital expenses. If we do not complete an initial business combination within the required period, we may use a portion of our working capital held outside the Trust Account to repay the working capital loans, but no proceeds held in the Trust Account would be used to repay the working capital loans.

•
Following the consummation of the Business Combination, we will continue to indemnify our existing directors and officers and will maintain a directors’ and officers’ liability insurance policy.

•
Upon the Closing, subject to the terms and conditions of the Merger Agreement, our Sponsors, our officers and directors and their respective affiliates may be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by Landcadia from time to time, made by our Sponsors or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination. Such reimbursable out-of-pocket expenses, if any, are not expected to be material.

•
Richard Handler, our Co-Chairman and President, is also the Chief Executive Officer and director of JFG Sponsor and chairman of the board of directors, Chief Executive Officer and President of JFG Sponsor’s largest subsidiary, Jefferies Group LLC (“Jefferies Group”) and its largest subsidiary, Jefferies LLC (“Jefferies”), which, along with its affiliates, own approximately 12% of the outstanding common stock of the Company. Jefferies will be entitled to receive deferred underwriting commission, placement agent fees and capital markets advisory fees from Landcadia upon completion of the Business Combination. In addition, upon completion of the Business Combination, Jefferies will receive M&A advisory fees and financing fees from Hillman. Jefferies Finance LLC (“Jefferies Finance”), an indirect subsidiary of JFG Sponsor, serves as administrative agent and collateral agent on Hillman Holdco's existing senior credit facilities that are expected to be refinanced in connection with the Closing and is expected to be joint lead arranger, joint lead bookrunner and one of the lenders, and sole administrative agent and sole collateral agent, in New Hillman's first lien term loan facility that is being entered into in connection with the Closing, and expects to receive fees in connection with such role.

These financial interests of the Sponsors, officers and directors and entities affiliated with them may have influenced their decision to approve the Business Combination. You should consider these interests when evaluating the Business Combination and the recommendation of Landcadia’s Board to vote in favor of the Business Combination Proposal and other proposals to be presented to the stockholders.
Stock Exchange Listing
Landcadia’s units, Class A common stock and public warrants are publicly traded on Nasdaq under the symbols “LCYAU”, “LCY” and “LCYAW”, respectively. Landcadia intends to apply to list the New Hillman common stock and public warrants on Nasdaq under the symbols “HLMN” and “HLMNW”, respectively, upon the Closing of the Business Combination. New Hillman will not have units traded following the Closing of the Business Combination.
Sources and Uses of Funds for the Business Combination
The following table summarizes the sources and uses for funding the transactions contemplated by the Merger Agreement. Where actual amounts are not known or knowable, the figures below represent Hillman’s good faith estimate of such amounts assuming a Closing as of January 24, 2021.

(in millions)	Assuming No Redemption	Assuming Maximum Redemption
Sources
Issuance of Shares	$939.5	$939.5
PIPE Investment	375	375
Cash Held in Trust	500	358
New Debt(1)	835	933
Cash on Balance Sheet(1)	21.5	21.5
Total Sources	$2,671	$2,627
Uses
Stock to Current Stockholders	$939.5	$939.5
Paydown of Existing Debt(1)	1,544.5	1,544.5
Fees & Expenses	91	93
Cash to Balance Sheet(1)	96	50
Total Uses	$2,671	$2,627

(1)
Based on Hillman balance sheet as of December 26, 2020.

Accounting Treatment
The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, Landcadia will be treated as the “acquired” company for accounting purposes and the business combination will be treated as the equivalent of Hillman Holdco issuing stock for the net assets of Landcadia, accompanied by a recapitalization. The net assets of Hillman Holdco will be stated at historical cost, with no goodwill or other intangible assets recorded.
Hillman Holdco has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:
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Hillman Holdco’s existing stockholders will have the greatest voting interest in the combined entity under the no and maximum redemption scenarios with 48.7% and 52.7% of the voting interest in each scenario, respectively;

•
The largest individual minority stockholder of the combined entity is an existing stockholder of Hillman Holdco;

•
Hillman Holdco’s directors will represent the majority of the new board of directors of New Hillman;

•
Hillman Holdco’s senior management will be the senior management of New Hillman; and

•
Hillman Holdco, together with its direct and indirect subsidiaries, is the larger entity based on historical revenue and has the larger employee base.

The preponderance of evidence as described above is indicative that Hillman Holdco is the accounting acquirer in the Business Combination.
Comparison of Stockholders’ Rights
Following the consummation of the Business Combination, the rights of Landcadia Stockholders who become New Hillman stockholders in the Business Combination will no longer be governed by the Current Charter and Landcadia’s bylaws and instead will be governed by the Toppan to insert Proposed Charter and the New Hillman Bylaws. See the section entitled “Comparison of Stockholders’ Rights” for further details.

Summary of Risk Factors
In evaluating the proposals to be presented at the Special Meeting, a Landcadia Stockholder should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors.”
Some of the risks related Hillman’s business and industry are summarized below. References in the summary below to “we”, “us”, “our” and “the Company” generally refer to Hillman in the present tense or New Hillman from and after the Business Combination.
•
Unfavorable economic conditions may adversely affect our business, results of operations, financial condition, and cash flows.

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The COVID-19 pandemic has had a material impact on our business and could have a further material adverse effect on our business, financial condition and results of operations.

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We operate in a highly competitive industry, which may have a material adverse effect on our business, financial condition, and results of operations.

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To compete successfully, we must develop and commercialize a continuing stream of innovative new products that create consumer demand.

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Our business may be adversely affected by seasonality.

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Because our business is working capital intensive, we rely on our ability to manage our product purchasing and customer credit policies.

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We are subject to inventory management risks; insufficient inventory may result in lost sales opportunities or delayed revenue, while excess inventory may harm our gross margins.

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We have substantial fixed costs and, as a result, our operating income is sensitive to changes in our net sales.

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Large customer concentration and the inability to penetrate new channels of distribution could adversely affect our business.

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Successful sales and marketing efforts depend on our ability to recruit and retain qualified employees.

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We are exposed to adverse changes in currency exchange rates.

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Our results of operations could be negatively impacted by inflation or deflation in the cost of raw materials, freight, and energy.

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We are subject to the risks of doing business internationally.

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Our business is subject to risks associated with sourcing product from overseas.

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Acquisitions have formed a significant part of our growth strategy in the past and may continue to do so. If we are unable to identify suitable acquisition candidates, successfully integrate an acquired business, or obtain financing needed to complete an acquisition, our growth strategy may not succeed.

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If we were required to write down all or part of our goodwill or indefinite-lived trade names, our results of operations could be materially adversely affected.

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Our success is highly dependent on information and technology systems.

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Unauthorized disclosure of sensitive or confidential customer, employee, supplier, or Company information, whether through a breach of our computer systems, including cyber-attacks or otherwise, could severely harm our business.

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Failure to adequately protect intellectual property could adversely affect our business.

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Our success depends in part on our ability to operate without infringing or misappropriating the proprietary rights of others, and if we are unable to do so we may be liable for damages.

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Recent changes in United States patent laws may limit our ability to obtain, defend, and or enforce our patents.

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Regulations related to conflict minerals could adversely impact our business.

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Future changes in financial accounting standards may significantly change our reported results of operations.

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Future tax law changes and tax audits may materially increase our prospective income tax expense.

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We are subject to legal proceedings and legal compliance risks.

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Increases in the cost of employee health benefits could impact our financial results and cash flows.

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If we become subject to material liabilities under our self-insured programs, our financial results may be adversely affected.

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We occupy most of our locations under long-term non-cancelable leases. We may be unable to renew leases on favorable terms or at all. Also, if we close a location, we may remain obligated under the applicable lease.

•
Upon consummation of the Business Combination, we will have significant indebtedness that could affect operations and financial condition and prevent us from fulfilling our obligations under our indebtedness.

•
We are subject to fluctuations in interest rates.

•
Restrictions imposed by our new senior secured credit facilities and our other outstanding indebtedness, may limit our ability to operate our business and to finance our future operations or capital needs or to engage in other business activities.

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We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

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Our ability to repay our debt is affected by the cash flow generated by our subsidiaries.

•
Volatility and weakness in bank and capital markets may adversely affect credit availability and related financing costs for us.

Emerging Growth Company
Landcadia is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement under the Securities Act declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. Landcadia has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, Landcadia, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of Landcadia’s financial statements with those of another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Landcadia will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of Landcadia’s initial public offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which we have issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.
Upon consummation of the Business Combination, Landcadia will cease to be an “emerging growth company.”

SUMMARY HISTORICAL FINANCIAL INFORMATION OF LANDCADIA
Landcadia is providing the following summary historical financial data to assist you in your analysis of the financial aspects of the Business Combination.
Landcadia’s statement of operations data for the years ended December 31, 2020 and December 31, 2019 and the period from March 13, 2018 (Inception) to December 31, 2018 and balance sheet data as of December 31, 2020, December 31, 2019 and December 31, 2018 is derived from Landcadia’s audited condensed financial statements included elsewhere in this proxy statement/prospectus.
This information is only a summary and should be read in conjunction with Landcadia’s financial statements and related notes and “Landcadia’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this proxy statement/prospectus. The historical results included below and elsewhere in this proxy statement/prospectus are not indicative of the future performance of Landcadia.
	Year Ended December 31		For the Period from March 13, 2018 (Inception)to December 31, 2018
Statement of Operations Data:	2020	2019
Expenses
General and administrative expenses	$232,904	$—	$—
Net loss	$(154,280)	$—	$—
Basic and diluted loss available to common shares(1)	$(0.02)	$0.00	$0.00
Basic and diluted weighted average number of shares outstanding	8,812,791	6,037,500	6,037,500
	Year Ended December 31
Balance Sheet Data:	2020	2019
Total assets	$501,201,868	—
Total liabilities	$17,627,450	$—
Working Capital (deficit)(2)	$1,067,194	—
Total stockholders’ equity and Class A common stock subject to possible redemptions	$478,574,408	$—
Total stockholders’ equity	$5,000,010	$—

(1)
Basic and diluted loss available to common shares excludes income attributable to common stock subject to possible redemption of $6,913 for the year ended December 31, 2020.

(2)
Assumes income tax and franchise tax liabilities are paid by trust account.

SUMMARY HISTORICAL FINANCIAL INFORMATION OF HILLMAN HOLDCO
Hillman Holdco is providing the following summary historical financial information to assist you in your analysis of the financial aspects of the Business Combination.
Hillman Holdco’s balance sheet data for the year ended December 26, 2020 and December 28, 2019 and statement of operations data as of and for the years ended December 26, 2020, December 28, 2019 and December 29, 2018 are derived from Hillman Holdco’s audited financial statements included in this proxy statement/prospectus.
The information should be read in conjunction with Hillman Holdco’s financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Hillman Holdco” contained elsewhere in this proxy statement/prospectus. Hillman Holdco’s historical results are not necessarily indicative of future results, and the results for any interim period are not necessarily indicative of the results that may be expected for a fiscal year.
Statement of Operations Data:	Year Ended December 26, 2020	Year Ended December 28, 2019 As Restated	Year Ended December 29, 2018 As Restated
Net sales	$1,368,295	$1,214,362	$974,175
Cost of sales (exclusive of depreciation and amortization shown separately below)	781,815	693,881	537,885
Selling, general and administrative expenses	398,472	382,131	320,543
Depreciation	67,423	65,658	46,060
Amortization	59,492	58,910	44,572
Management fees to related party	577	562	546
Other (income) expense	(5,250)	5,525	(2,874)
Income from operations	65,766	7,695	27,443
Interest expense, net	86,774	101,613	70,545
Interest expense on junior subordinated debentures	12,707	12,608	12,608
Investment income on trust common securities	(378)	(378)	(378)
Loss on mark-to-market adjustment of interest rate swap	601	2,608	607
Refinancing costs	—	—	11,632
Loss before income taxes	(33,938)	(108,756)	(67,571)
Income tax benefit	(9,439)	(23,277)	(8,890)
Net loss	$(24,499)	$(85,479)	$(58,681)
Basic and diluted loss per share	$(45)	$(158)	$(108)
Weighted average basic and diluted shares outstanding	545	543	$545
Net loss from above	$(24,499)	$(85,479)	$(58,681)
Other comprehensive income (loss):
Foreign currency translation adjustments	2,652	5,550	(11,053)
Total other comprehensive income (loss)	2,652	5,550	(11,053)
Comprehensive loss	$(21,847)	$(79,929)	$(69,734)

	December 26, 2020	December 28, 2019 As Restated
Balance Sheet Data:
Total assets	$2,468,618	$2,437,983
Total current liabilities	311,911	208,868
Total liabilities	2,104,031	2,064,014
Working capital	241,796	231,803
Total stockholder’s equity	364,587	373,969
	Year Ended December 26, 2020	Year Ended December 28, 2019 As Restated	Year Ended December 29, 2018 As Restated
Statement of Cash Flows Data
Net cash provided by operating activities	92,080	52,359	7,547
Net cash used for investing activities	(46,074)	(53,488)	(572,610)
Net cash (used for) provided by financing activities	(45,104)	(7,053)	581,927

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The following summary unaudited pro forma condensed combined financial data (the “summary pro forma data”) gives effect to the Business Combination and related transactions described in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information”. The Business Combination will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with U.S. generally accepted accounting principles (“GAAP”). Under this method of accounting, Landcadia will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Hillman issuing stock for the net assets of Landcadia, accompanied by a recapitalization. The net assets of Landcadia will be stated at historical cost, with no goodwill or other intangible assets recorded. The summary unaudited pro forma condensed combined balance sheet data as of December 31, 2020 gives pro forma effect to the Business Combination and related transactions as if they had occurred on December 31, 2020. The summary unaudited pro forma condensed combined statement of operations data for the year ended December 31, 2020 gives pro forma effect to the Business Combination and related transactions as if they had been consummated on January 1, 2020.
The summary pro forma data have been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information of the combined company appearing elsewhere in this proxy statement/prospectus and the accompanying notes. The unaudited pro forma condensed combined financial information is based upon, and should be read in conjunction with, the historical financial statements of Landcadia and related notes and the historical financial statements of Hillman Holdco and related notes included in this proxy statement/prospectus. The summary pro forma data have been presented for informational purposes only and are not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the Business Combination and related transactions been completed as of the dates indicated. In addition, the summary pro forma data do not purport to project the future financial position or operating results of the combined company.
The following table presents summary pro forma data after giving effect to the Business Combination and related transactions, assuming two redemption scenarios as follows:
•
Assuming No Redemption — this scenario assumes that no shares of Landcadia Class A common stock are redeemed; and

•
Assuming Maximum Redemption — this scenario assumes that 14.2 million shares of Landcadia Class A common stock are redeemed upon the Closing for a total redemption price of $142 million, with the number of redemptions being determined by assuming that the redemption price is $10.00 per share and that the maximum number of redemptions that may occur is that number that still enables the conditions to closing under the Merger Agreement to be satisfied.

	Pro Forma Combined (Assuming No Redemptions)	Pro Forma Combined (Assuming Maximum Redemptions)
	(in thousands, except share and per share data)
Statement of Operations Data for the Year Ended December 31, 2020
Net sales	$1,368,295	$1,368,295
Net income	$12,170	$9,266
Net income per share attributable to common stockholders – basic	$0.06	$0.05
Net income per share attributable to common stockholders – diluted	$0.06	$0.05
Weighted average common shares outstanding – basic	187,476,425	173,276,425
Weighted average common shares outstanding – diluted	190,361,334	176,161,334

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA COMBINED PER SHARE
FINANCIAL INFORMATION
The following table sets forth selected historical comparative share information for Landcadia and Hillman Holdco and unaudited pro forma condensed combined per share information of the combined company after giving effect to the Business Combination and related transactions, assuming two redemption scenarios as follows:
•
Assuming No Redemption — this scenario assumes that no shares of Landcadia Class A common stock are redeemed; and

•
Assuming Maximum Redemption — this scenario assumes that 14.2 million shares of Landcadia Class A common stock are redeemed upon the Closing for a total redemption price of $142 million, with the number of redemptions being determined by assuming that the redemption price is $10.00 per share and that the maximum number of redemptions that may occur is that number that still enables the conditions to closing under the Merger Agreement to be satisfied.

The pro forma stockholders’ equity information reflects the Business Combination and related transactions as if they had occurred on December  31, 2020. The weighted average shares outstanding and net loss per share information give pro forma effect to the Business Combination and related transactions as if they had occurred on December 31, 2020.
This information is only a summary and should be read together with the selected historical financial information included elsewhere in this proxy statement/prospectus, and the historical financial statements of Landcadia and Hillman Holdco and related notes that are included elsewhere in this proxy statement/ prospectus. The unaudited pro forma combined per share information of Landcadia and Hillman Holdco is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this proxy statement/prospectus.
The unaudited pro forma combined earnings per share information below does not purport to represent the earnings per share which would have occurred had the companies been combined during the periods presented, nor earnings per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of Landcadia and Hillman Holdco would have been had the companies been combined during the periods presented.

			Combined Pro Forma		Hillman Equivalent Pro Forma Per Share Data(1)
	Hillman Holdco (Historical)	Landcadia (Historical)	(Assuming No Redemption)	(Assuming Maximum Redemption)	(Assuming No Redemption)	(Assuming Maximum Redemption)
As of and for the Year Ended December 31, 2020
Stockholders’ equity	$364,587	$5,000	$1,151,060	$1,007,379
Net income (loss)	$(24,499)	$(154)	$12,170	$9,266
Weighted average common shares outstanding – basic	545,370	8,812,791	187,476,425	173,276,425
Weighted average common shares outstanding – diluted	545,370	8,812,791	190,361,334	176,161,334
Stockholders’ equity per share – basic	$668.51	$0.57	$6.14	$5.81	$1,007.45	$953.95
Stockholders’ equity per share – diluted	$668.51	$0.57	$6.05	$5.72	$992.18	$938.32
Net income (loss) per share attributable to common stockholders – basic	$(44.92)	$(0.02)	$0.06	$0.05	$10.65	$8.77
Net income (loss) per share attributable to common stockholders – diluted	$(44.92)	$(0.02)	$0.06	$0.05	$10.49	$8.63

(1)
The equivalent pro forma basic and diluted per share data for Hillman is based on the exchange ratio of 164.09 calculated based on Hillman’s shares as of December 26, 2020, and the total post-combination shares related to Hillman equity holders of 91,304,425.

MARKET PRICE, TICKER SYMBOL AND DIVIDEND INFORMATION
Landcadia
Market Price and Ticker Symbol
Landcadia’s units, Class A common stock and public warrants are currently listed on Nasdaq under the symbols “LCYAU,” “LCY,” and “LCYAW,” respectively.
The closing price of Landcadia’s units, Class A common stock and public warrants on January 22, 2021, the last trading day before announcement of the execution of the Merger Agreement, was $11.13, $10.52 and $2.08, respectively. As of [•], 2021, the record date for the Special Meeting, the closing price for each unit, share of Class A common stock and public warrant was $[•], $[•] and $[•], respectively.
Holders
As of February 2, 2021, there was one holder of record of our units, one holder of record of Landcadia Class A common stock, two holders of record of Landcadia Class B common stock and three holders of record of our warrants. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose units, Landcadia Class A common stock and warrants are held of record by banks, brokers and other financial institutions.
Dividend Policy
Landcadia has not paid any cash dividends on Landcadia common stock to date and does not intend to pay any cash dividends prior to the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon New Hillman’s revenue and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of New Hillman’s board of directors at such time.
Hillman
There is no public market for the shares of Hillman Holdco’s common stock.

RISK FACTORS
Risks Related to Hillman’s Business and Indebtedness
Unless the context otherwise requires, references in this subsection “— Risks Related to Hillman’s Business and Industry” to “we”, “us”, “our”, and “the Company” generally refer to Hillman in the present tense or New Hillman from and after the Business Combination.
You should carefully consider the following risks. However, the risks set forth below are not the only risks that we face, and we face other risks which have not yet been identified or which are not yet otherwise predictable. If any of the following risks occur or are otherwise realized, our business, financial condition, and results of operations could be materially adversely affected. You should carefully consider the risks described below and all other information in this filing, including our Consolidated Financial Statements and the related Notes to Consolidated Financial Statements and schedules thereto.
Risks Related to Hillman’s Business
Supply and demand for our products is influenced by general economic conditions and trends in spending on repair and remodel home projects, new home construction, and personal protective equipment. Adverse trends in, among other things, the general health of the economy, consumer confidence, interest rates, repair and remodel home projects, new home construction activity, commercial construction activity and the use of personal protective equipment could adversely affect our business.
Demand for our products is impacted by general economic conditions in North American and other international markets including, without limitation, inflation, recession, instability in financial or credit markets, the level of consumer debt, interest rates, discretionary spending and the ability of our customers to obtain credit. We are particularly impacted by spending trends in existing home sales, new home construction activity, home repair and remodel activity, commercial construction and demand for personal protective equipment including masks and cleaning supplies. While we believe consumer preferences have increased spending on the home and personal protective equipment, the level of spending could decrease in the future. Our customers, suppliers, and other parties with whom we do business are also impacted by the foregoing conditions and adverse changes may result in financial difficulties leading to restructurings, bankruptcies, liquidations, and other unfavorable events for our customers, suppliers, and other service providers. Adverse trends in any of the foregoing factors could reduce our sales, adversely impact the mix of our sales or increase our costs which could have a material adverse effect on our business, financial condition and results of operations.
The COVID-19 pandemic could have a material adverse effect on our business, financial condition and results of operations.
In December 2019, a strain of coronavirus, now known as COVID-19, was reported to have surfaced in Wuhan, China. Since that time, the widespread and sustained transmission of the virus has reached global pandemic status. In response to the pandemic, many national and international health agencies have recommended, and many countries and state, provincial and local governments have implemented, various measures, including travel bans and restrictions, limitations on public and private gatherings, business closures or operating restrictions, social distancing, and shelter-in-place orders.
Given the ongoing and dynamic nature of the COVID-19 virus and the worldwide response related thereto, it is difficult to predict the full impact of the ongoing COVID-19 pandemic on our business. Although the reported cases of COVID-19 have decreased in certain regions of the world, they have continued to increase in others, particularly following the 2020 holiday season, including the United States and other regions in which we operate, and it is uncertain when the pandemic or its effects will subside.
We could experience future reductions in demand for our products depending on the future course of the pandemic and related actions taken to curb its spread.
The increased demand for imported goods driven by a shift in consumer spending has also stressed the global supply chain from factory production capacity to transportation availability. The impact of a continued COVID-19 outbreak or sustained measures taken to limit or contain the outbreak could have a material adverse effect on our business, financial condition, results of operations and cash flows. Our suppliers could fail to deliver product in a timely manner as a result of disruption to the global supply chain due to the ongoing COVID-19 pandemic. If such failures occur, we may be unable to provide products when requested by our customers. Our business could be substantially disrupted if we were required to, or chose to, replace the products from one or more major suppliers with products or services from another source, especially if the replacement became necessary on short notice. Any such disruption could increase our costs, decrease our operating efficiencies and have a material adverse effect on our business, results of operations and financial condition.
Demand for our personal protective products could exceed global supply capacity thereby causing increased costs and limited availability.
The extent to which the ongoing COVID-19 pandemic impacts us will depend on numerous evolving factors and future developments that we are not able to predict, including:
•
the duration of the pandemic, including the ability of governments and health care providers to timely distribute available vaccines and the efficacy of such vaccines;

•
governmental, business and other actions (which could include limitations on our operations or mandates to provide products or services) taken to limit the reach of the virus and the impact of the pandemic;

•
the impact on our supply chain;

•
the impact on our contracts with customers and suppliers, including potential disputes over whether COVID-19 constitutes a force majeure event;

•
the impact of the pandemic on worldwide economic activity;

•
the health of and the effect on our workforce and our ability to meet the staffing needs of our critical functions, particularly if members of our work force are infected with COVID-19, quarantined as a result of exposure to COVID-19 or unable to work remotely in areas subject to shelter-in-place orders;

•
the health and effect on our distribution network staff, if we need to close any of our facilities or a critical number of our employees become too ill to work;

•
any impairment in value of our tangible or intangible assets that could be recorded as a result of a weaker economic conditions; and

•
the potential effects on our internal controls including those over financial reporting as a result of changes in working environments such as shelter-in-place and similar orders that are applicable to our team members and business partners, among others.

We operate in a highly competitive industry, which may have a material adverse effect on our business, financial condition, and results of operations.
The retail industry is highly competitive, with the principal methods of competition being product innovation, price, quality of service, quality of products, product availability and timeliness, credit terms, and the provision of value-added services, such as merchandising design, in-store service, and inventory management. We encounter competition from a large number of regional and national distributors which could adversely affect our business, financial condition, and results of operations.
To compete successfully, we must develop and commercialize a continuing stream of innovative new products that create consumer demand.
Our long-term success in the current competitive environment depends on our ability to develop and commercialize a continuing stream of innovative new products, including those in our new mass merchant fastener program, which create and maintain consumer demand. We also face the risk that our competitors will introduce innovative new products that compete with our products. Our strategy includes increased investment in new product development and continued focus on innovation. There are, nevertheless, numerous uncertainties inherent in successfully developing and commercializing innovative new products on a continuing basis, and new product launches may not provide expected growth results.
Our business may be adversely affected by seasonality.
In general, we have experienced seasonal fluctuations in sales and operating results from quarter to quarter. Typically, the first calendar quarter is the weakest due to the effect of weather on home projects and the construction industry. If adverse weather conditions persist on a regional or national basis into the second or other calendar quarters, our business, financial condition, and results of operations may be materially adversely affected.
Because our business is working capital intensive, we rely on our ability to manage our product purchasing and customer credit policies.
Our operations are working capital intensive, and our inventories, accounts receivable and accounts payable are significant components of our net asset base. We manage our inventories and accounts payable through our purchasing policies and our accounts receivable through our customer credit policies. If we fail to adequately manage our product purchasing or customer credit policies, our working capital and financial condition may be adversely affected.
We are subject to inventory management risks: insufficient inventory may result in increased costs, lost sales and lost customers, while excess inventory may increase our costs.
We balance the need to maintain inventory levels that are sufficient to maintain superior customer fulfillment levels against the risk and financial costs of carrying excess inventory levels. In order to successfully manage our inventories, we must estimate demand from our customers at the product level and timely purchase products in quantities that substantially correspond to that demand. If we overestimate demand and purchase too much of a particular product, we could have excess inventory handling costs, distribution center capacity constraints and inventory that we cannot sell profitably. In addition, we may have to write down such inventory if we are unable to sell it for its recorded value. By contrast, if we underestimate demand and purchase insufficient quantities of a product, and/or do not maintain enough inventory of a product we may not be able to fulfill customer orders on a timely basis which could result in fines, the loss of sales and ultimately loss of customers for those products as they turn to our competitors. Our business, financial condition and results of operations could suffer a material adverse effect if either or both of these situations occur frequently or in large volumes.
We have substantial fixed costs and, as a result, our operating income is sensitive to changes in our net sales.
A significant portion of our expenses are fixed costs (including personnel), which do not fluctuate with net sales. Consequently, a percentage decline in our net sales could have a greater percentage effect on our operating income if we do not act to reduce personnel or take other cost reduction actions. Any decline in our net sales would cause our profitability to be adversely affected.
Large customer concentration and the inability to penetrate new channels of distribution could adversely affect our business.
Our two largest customers constituted approximately $671.4 million of net sales and $54.7 million of the year-end accounts receivable balance for 2020. Each of these customers is a big box chain store. Our results of operations depend greatly on our ability to maintain existing relationships and arrangements with these big box chain stores. To the extent that the big box chain stores are materially adversely impacted by the changing retail landscape, this could have a negative effect on our results of operations. These two customers have been key components of our growth and failure to maintain fulfillment and service levels or relationships with these customers could result in a material loss of business. Our inability to penetrate new channels of distribution, including ecommerce, may also have a negative impact on our future sales and business.

Successful sales and marketing efforts depend on our ability to recruit and retain qualified employees.
The success of our efforts to grow our business depends on the contributions and abilities of key executives, our sales force, and other personnel, including the ability of our sales force to achieve adequate customer coverage. We must therefore continue to recruit, retain, and motivate management, sales, and other personnel to maintain our current business and to support our projected growth. A shortage of these key employees might jeopardize our ability to implement our growth strategy.
Increases in labor costs, potential labor disputes and work stoppages or an inability to hire skilled distribution, sales and other personnel could adversely affect our business.
An increase in labor costs, work stoppages or disruptions at our facilities or those of our suppliers or transportation service providers, or other labor disruptions, could decrease our sales and increase our expenses. In addition, although our employees are not represented by a union, our labor force may become subject to labor union organizing efforts, which could cause us to incur additional labor costs and increase the related risks that we now face.
A significant increase in the salaries and wages paid by competing employers could result in a reduction of our labor force, increases in the salaries and wages that we must pay or both. If we are unable to hire warehouse, distribution, sales and other personnel, our ability to execute our business plan, and our results of operations, would suffer.
We are exposed to adverse changes in currency exchange rates.
Exposure to foreign currency risk exists because we, through our global operations, enter into transactions and make investments denominated in multiple currencies. Our predominant exposures are in Canadian, Mexican, and Asian currencies, including the Chinese Yuan (“CNY”). In preparing our Consolidated Financial Statements for foreign operations with functional currencies other than the U.S. dollar, asset and liability accounts are translated at current exchange rates and income and expenses are translated using weighted-average exchange rates. With respect to the effects on translated earnings, if the U.S. dollar strengthens relative to local currencies, our earnings could be negatively impacted. We do not make a practice of hedging our non-U.S. dollar earnings.
We source many products from China and other Asian countries for resale in other regions. To the extent that the CNY or other currencies appreciate with respect to the U.S. dollar, we may experience cost increases on such purchases. The U.S. dollar decreased in value relative to the CNY by 6.5% in 2020, increased by 1.7% in 2019, and increased by 5.7% in 2018. Significant appreciation of the CNY or other currencies in countries where we source our products could adversely impact our profitability. In addition, our foreign subsidiaries in Canada and Mexico may purchase certain products from their vendors denominated in U.S. dollars. If the U.S. dollar strengthens compared to the local currencies, it may result in margin erosion. We have a practice of hedging some of our Canadian subsidiary’s purchases denominated in U.S. dollars. We may not be successful at implementing customer pricing or other actions in an effort to mitigate the related cost increases and thus our results of operations may be adversely impacted.
Our results of operations could be negatively impacted by inflation or deflation in supply chain costs, including raw materials, sourcing, transportation and energy.
Our products are manufactured of metals, including but not limited to steel, aluminum, zinc, and copper. Additionally, we use other commodity-based materials in the manufacture of LNS that are resin-based and subject to fluctuations in the price of oil. We source the majority of our products from third parties and are subject to changes in their underlying manufacturing costs. We also use third parties for transportation and are exposed to fluctuations in freight costs to transport goods from our suppliers to our distribution facilities and from there to our customers, as well as the price of diesel fuel in the form of freight surcharges on customer shipments and the cost of gasoline used by the field sales and service force. Inflation in these costs could result in significant cost increases. If we are unable to mitigate the any cost increases from the foregoing factors through various customer pricing actions and cost reduction initiatives, our financial condition may be adversely affected. Conversely, in the event that there is deflation, we may experience pressure from our customers to reduce prices. There can be no assurance that we would be able to reduce our cost base (through negotiations with suppliers or other measures) to offset any such price concessions which could adversely impact our results of operations and cash flows.
We are subject to the risks of doing business internationally.
A portion of our revenue is generated outside the United States, primarily from customers located in Canada, Mexico, Latin America, and the Caribbean. Because we sell our products and services outside the United States, our business is subject to risks associated with doing business internationally, which include:
•
changes in a specific country’s or region’s political and cultural climate or economic condition;

•
unexpected or unfavorable changes in foreign laws and regulatory requirements;

•
difficulty of effective enforcement of contractual provisions in local jurisdictions;

•
inadequate intellectual property protection in foreign countries;

•
the imposition of duties and tariffs and other trade barriers;

•
trade-protection measures, import or export licensing requirements such as Export Administration Regulations promulgated by the U.S. Department of Commerce, Economic Sanctions Laws and Regulations administered by the Office of Foreign Assets Control, and fines, penalties, or suspension or revocation of export privileges;

•
violations of the United States Foreign Corrupt Practices Act;

•
the effects of applicable and potentially adverse foreign tax law changes;

•
significant adverse changes in foreign currency exchange rates; and

•
difficulties associated with repatriating cash in a tax-efficient manner.

Any failure to adapt to these or other changing conditions in foreign countries in which we do business could have an adverse effect on our business and financial results.
Our business is subject to risks associated with sourcing product from overseas.
We import a significant amount of our products and rely on foreign sources to meet our supply demands at prices that support our current operating margins. Substantially all of our import operations are subject to customs requirements and to tariffs and quotas set by governments through mutual agreements or unilateral actions. The U.S. tariffs on steel and aluminum and other imported goods have materially increased the costs of many of our foreign sourced products, and any escalation in the tariffs will increase the impact. In order to sustain current operating margins while the tariffs are in effect, we must be able to increases prices with our customers and find alternative, similarly priced sources that are not subject to the tariffs. If we are unable to effectively implement these countermeasures, our operating margins will be impacted.
In addition, the countries from which our products and materials are manufactured or imported may, from time to time, impose additional quotas, duties, tariffs, or other restrictions on their imports or adversely modify existing restrictions. Adverse changes in these import costs and restrictions, or our suppliers’ failure to comply with customs regulations or similar laws, could harm our business.
If any of our existing vendors fail to meet our needs, we believe that sufficient capacity exists in the open market to supply any shortfall that may result. However, it is not always possible to replace a vendor on short notice without disruption in our operations which may require more costly expedited transportation expense and replacement of a major vendor is often at higher prices.
Our ability to import products in a timely and cost-effective manner may also be affected by conditions at ports or issues that otherwise affect transportation and warehousing providers, such as port and shipping capacity, labor disputes, severe weather, or increased homeland security requirements in the U.S. and other countries. These issues could delay importation of products or require us to locate alternative ports or warehousing providers to avoid disruption to customers. These alternatives may not be available on short notice or could result in higher transit costs, which could have an adverse impact on our business and financial condition.
Further, our business could be adversely affected by the recent outbreak of COVID-19. This situation may have a material and adverse effect on our business which could include temporary closures of our facilities, the facilities of our suppliers, and other disruptions caused to us, our suppliers or customers. This may adversely affect our results of operations, financial position, and cash flows.
Acquisitions have formed a significant part of our growth strategy in the past and may continue to do so. If we are unable to identify suitable acquisition candidates, successfully integrate an acquired business, or obtain financing needed to complete an acquisition, our growth strategy may not succeed.
Historically, our growth strategy has relied in part on acquisitions that either expand or complement our businesses in new or existing markets. However, there can be no assurance that we will be able to identify or acquire acceptable acquisition candidates on terms favorable to us and in a timely manner, if at all, to the extent necessary.
The process of integrating acquired businesses into our operations may result in unforeseen difficulties and may require a disproportionate amount of resources and management attention, and there can be no assurance that we will be able to successfully integrate acquired businesses into our operations. Additionally, we may not achieve the anticipated benefits from any acquisition.
Unfavorable changes in the current economic environment may make it difficult to acquire businesses in order to further our growth strategy. We will continue to seek acquisition opportunities both to expand into new markets and to enhance our position in our existing markets. However, our ability to do so will depend on a number of factors, including our ability to obtain financing that we may need to complete a proposed acquisition opportunity which may be unavailable or available on terms that are not advantageous to us. If financing is unavailable, we may be forced to forego otherwise attractive acquisition opportunities which may have a negative effect on our ability to grow.
If we were required to write down all or part of our goodwill or indefinite-lived trade names, our results of operations could be materially adversely affected.
We have $816.2 million of goodwill and $85.6 million of indefinite-lived trade names recorded on our accompanying Consolidated Balance Sheets at December 26, 2020. We are required to periodically determine if our goodwill or indefinite-lived trade names have become impaired, in which case we would write down the impaired portion. If we were required to write down all or part of our goodwill or indefinite-lived trade names, our net income could be materially adversely affected.
Our success is highly dependent on information and technology systems.
We believe that our proprietary computer software programs are an integral part of our business and growth strategies. We depend on our information systems to process orders, to manage inventory and accounts receivable collections, to purchase, sell, and ship products efficiently and on a timely basis, to maintain cost-effective operations, and to provide superior service to our customers. If these systems are damaged, intruded upon, shutdown, or cease to function properly (whether by planned upgrades, force majeure, telecommunications failures, hardware or software break-ins or viruses, other cyber-security incidents, or otherwise), we may suffer disruption in our ability to manage and operate our business.
There can be no assurance that the precautions which we have taken against certain events that could disrupt the operations of our information systems will prevent the occurrence of such a disruption. Any such disruption could have a material adverse effect on our business and results of operations.
Unauthorized disclosure of sensitive or confidential customer, employee, supplier, or Company information, whether through a breach of our computer systems, including cyber-attacks or otherwise, could severely harm our business.
As part of our business, we collect, process, and retain sensitive and confidential personal information about our customers, employees, and suppliers. Despite the security measures we have in place, our facilities and systems, and those of the retailers and other third party distributors with which we do business, may be vulnerable to security breaches, cyber-attacks, acts of vandalism, computer viruses, misplaced or lost data, programming and/or human errors, or other similar events. Any security breach involving the misappropriation, loss, or other unauthorized disclosure of confidential customer, employee, supplier, or Company information, whether by us or by the retailers and other third party distributors with which we do business, could result in losses, severely damage our reputation, expose us to the risks of litigation and liability, disrupt our operations, and have a material adverse effect on our business, results of operations, and financial condition. The regulatory environment related to information security, data collection, and privacy is increasingly rigorous, with new and constantly changing requirements applicable to our business, and compliance with those requirements could result in additional costs.
Failure to adequately protect intellectual property could adversely affect our business.
Intellectual property rights are an important and integral component of our business. We attempt to protect our intellectual property rights through a combination of patent, trademark, copyright, and trade secret laws, as well as licensing agreements and third-party nondisclosure and assignment agreements.
In the event that our trademarks or patents are successfully challenged and we lose the rights to use those trademarks or patents, or if we fail to prevent others from using them, we could experience reduced sales or be forced to redesign or rebrand our products, requiring us to devote resources to product development, advertising and marketing new products and brands. In addition, we cannot be sure that any pending trademark or patent applications will be granted or will not be challenged or opposed by third parties or that we will be able to enforce our trademark rights against counterfeiters.
Failure to obtain or maintain adequate protection of our intellectual property rights for any reason could have a material adverse effect on our business, results of operations and financial condition.
Our success depends in part on our ability to operate without infringing on or misappropriating the proprietary rights of others, and if we are unable to do so we may be liable for damages.
We cannot be certain that United States or foreign patents or patent applications of other companies do not exist or will not be issued that would prevent us from commercializing our products. Third parties may sue us for infringing or misappropriating their patent or other intellectual property rights. Intellectual property litigation is costly. If we do not prevail in litigation, in addition to any damages we might have to pay, we could be required to cease the infringing activity or obtain a license requiring us to make royalty payments. It is possible that a required license may not be available to us on commercially acceptable terms, if at all. In addition, a required license may be non-exclusive, and therefore our competitors may have access to the same technology licensed to us. If we fail to obtain a required license or are unable to design around another company’s patent, we may be unable to make use of some of the affected products, which would reduce our revenues.
The defense costs and settlements for patent infringement lawsuits are not covered by insurance. Patent infringement lawsuits can take years to settle. If we are not successful in our defenses or are not successful in obtaining dismissals of any such lawsuit, legal fees or settlement costs could have a material adverse effect on our results of operations and financial position.
Recent changes in United States patent laws may limit our ability to obtain, defend, and/or enforce our patents.
The United States has recently enacted and implemented wide ranging patent reform legislation. The United States Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on actions by the United States Congress, the United States federal courts, and the United States Patent and Trademark Office, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain new patents or to enforce patents that we have licensed or that we might obtain in the future. Similarly, changes in patent law and regulations in other countries or jurisdictions, changes in the governmental bodies that enforce them or changes in how the relevant governmental authority enforces patent laws or regulations may weaken our ability to obtain new patents or to enforce patents that we have licensed or that we may obtain in the future.
Regulations related to conflict minerals could adversely impact our business.
The Dodd-Frank Wall Street Reform and Consumer Protection Act contains provisions to improve transparency and accountability concerning the supply of certain minerals, known as “conflict minerals”, originating from the Democratic Republic of Congo (“DRC”) and adjoining countries. These rules could adversely affect the sourcing, supply, and pricing of materials used in our products, as the number of suppliers who provide conflict-free minerals may be limited. We may also suffer harm to our image if we determine that certain of our products contain minerals not determined to be conflict-free or if we are unable to modify our products to avoid the use of such materials. We may also face challenges in satisfying customers who may require that our products be certified as containing conflict-free minerals.
Future changes in financial accounting standards may significantly change our reported results of operations.
The accounting principles generally accepted in the United States of America (“GAAP”) are subject to interpretation by the Financial Accounting Standards Board (“FASB”), the American Institute of Certified Public Accountants, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results and could affect the reporting of transactions completed before the announcement of a change. Additionally, our assumptions, estimates and judgments related to complex accounting matters could significantly affect our financial results. GAAP and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our business, including, but not limited to, revenue recognition, impairment of long-lived assets, leases and related economic transactions, intangibles, self-insurance, income taxes, property and equipment, litigation and stock-based compensation are highly complex and involve many subjective assumptions, estimates and judgments by us. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments by us (i) could require us to make changes to our accounting systems to implement these changes that could increase our operating costs and (ii) could significantly change our reported or expected financial performance.
Future tax law changes and tax audits may materially increase our prospective income tax expense.
We are subject to income taxation in many jurisdictions in the U.S. as well as foreign jurisdictions. Judgment is required in determining our worldwide income tax provision and, accordingly, there are many transactions and computations for which our final income tax determination is uncertain. We are occasionally audited by income tax authorities in several tax jurisdictions. Although we believe the recorded tax estimates on our financial statements are reasonable, the ultimate outcome from any audit (or related litigation) could be materially different from amounts reflected in our income tax provisions and accruals. Future settlements of income tax audits may have a material effect on earnings between the period of initial recognition of tax estimates in the financial statements and the point of ultimate tax audit settlement.
Additionally, it is possible that future income tax legislation, regulations or interpretations thereof and/or import tariffs in any jurisdiction to which we are subject to taxation may be enacted and such changes could have a material impact on our worldwide income tax provision beginning with the period during which such changes become effective. In addition, our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:
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changes in the valuation of our deferred tax assets and liabilities;

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expected timing and amount of the release of any tax valuation allowances;

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tax effects of stock-based compensation;

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costs related to intercompany restructurings; and

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lower than anticipated future earnings in jurisdictions where we have lower statutory tax rates and higher than anticipated future earnings in jurisdictions where we have higher statutory tax rates.

We have identified material weaknesses in our internal control over financial reporting that, if not properly corrected, could materially adversely affect our operations and result in material misstatements in our financial statements.
We have concluded that our internal control over financial reporting was ineffective as of December 26, 2020 because material weaknesses existed in our internal control over financial reporting. We concluded that we did not design and maintain effective controls over the completeness and accuracy of the accounting for, and disclosure of, the valuation allowance against deferred income taxes. The material weakness resulted in material errors in the application of certain provisions of the Tax Cuts and Jobs Act of 2017 (“2017 Tax Act”) related to the IRC §163(j) interest limitation (Interest Limitation). This material weakness resulted in material errors in our income tax benefit and deferred tax liabilities that were corrected through the restatement of the consolidated financial statements as of and for the years ended December 28, 2019 and December 29, 2018. If we are unable to remediate our material weaknesses in a timely manner, we may be unable to provide required financial information in a timely and reliable manner and we may incorrectly report financial information. Either of these events could have a material adverse effect on our operations, investor, supplier and customer confidence in our reported financial information.
We are subject to legal proceedings and legal compliance risks.
We are involved in various legal proceedings, which from time to time may involve lawsuits, state and federal governmental inquiries, audits and investigations, environmental matters, employment, tort, state false claims act, consumer litigation, and intellectual property litigation. At times, such matters may involve executive officers and other management. Certain of these legal proceedings may be a significant distraction to management and could expose us to significant liability, including settlement expenses, damages, fines, penalties, attorneys’ fees and costs, and non-monetary sanctions, any of which could have a material adverse effect on our business and results of operations.
Increases in the cost of employee health benefits could impact our financial results and cash flows.
Our expenses relating to employee health benefits, for which we are primarily self insured, are significant. Healthcare costs have risen significantly in recent years, and recent legislative and private sector initiatives regarding healthcare reform have resulted and could continue to result in significant changes to the U.S. healthcare system. Unfavorable changes in the cost of such benefits could have a material adverse effect on our financial results and cash flows.
If we become subject to material liabilities under our self-insured programs, our financial results may be adversely affected.
We provide workers’ compensation, automobile and product/general liability coverage through a high deductible insurance program. In addition, we are self-insured for our health benefits and maintain per employee stop-loss coverage. Although we believe that we have adequate stop-loss coverage for catastrophic claims to cap the risk of loss, our results of operations and financial condition may be adversely affected if the number and severity of claims that are not covered by stop-loss insurance increases.
We occupy most of our locations under long-term non-cancelable leases. We may be unable to renew leases on favorable terms or at all. Also, if we close a location, we may remain obligated under the applicable lease.
Most of our locations are located in leased premises. Many of our current leases are non-cancelable and typically have terms ranging from three to fourteen years, with options to renew for specified periods of time. We believe that leases we enter into in the future will likely be long-term and noncancelable and have similar renewal options. However, there can be no assurance that we will be able to renew our current or future leases on favorable terms or at all which could have an adverse effect on our ability to operate our business and on our results of operations. In addition, if we close a location, we generally remain committed to perform our obligations under the applicable lease, which include, among other things, payment of the base rent for the balance of the lease term. Our obligation to continue making rental payments in respect of leases for closed locations could have an adverse effect on our business and results of operations.

Risks Relating to Hillman's Indebtedness
Upon consummation of the Business Combination, we will have significant indebtedness that could affect operations and financial condition and prevent us from fulfilling our obligations under our indebtedness.
Upon consummation of the Business Combination, we will have a significant amount of indebtedness. On December 26, 2020, total indebtedness was $1,549.8 million, consisting of $108.7 million of indebtedness of The Hillman Companies, Inc. and $1,441.1 million of indebtedness of Hillman Group. $1,037.0 million of such indebtedness is indebtedness issued under the existing term loan facility, $72.0 million of such indebtedness is indebtedness issued under the existing asset-based revolving credit facility (the “Existing ABL Facility”), $330.0 million of such indebtedness is indebtedness issued under the 6.375% Senior Notes and $2.0 million is indebtedness under capital lease obligations, $108.7 million of such indebtedness is indebtedness issued by The Hillman Companies, Inc. under the Junior Subordinated Debentures. All such indebtedness is expected to be refinanced in connection with the Business Combination. In connection with the Business Combination, we expect to refinance all of our existing indebtedness under the existing term loan facility, the Existing ABL Facility, the 6.375% Senior Notes and the Junior Subordinated Debentures, as described in the table under “Sources and Uses of Funds for the Business Combination”, In order to obtain a portion of the proceeds necessary for the refinancing and certain other transaction, Hillman Group plans to obtain new senior secured credit facilities, which are expected to include a $250.0 million asset-based revolving credit facility, a $835.0 million term loan facility through an amendment and restatement of the Existing ABL Facility (the “New ABL Facility”), which may be increased up to a maximum amount of $1,185.0 million based on the amount of cash redemptions by the public stockholders of their public shares, and a $200.0 million delayed draw term loan facility to be used for acquisitions and related transactions, which shall be reduced Dollar for Dollar by the amount of cash redemptions by the public stockholders of their public shares in excess of $150.0 million, subject to satisfaction or waiver of the conditions precedent to the Business Combination.
Hillman Group’s substantial indebtedness could have important consequences. For example, it could:
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increase our vulnerability to general adverse economic and industry conditions;

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require the dedication of a substantial portion of cash flow from operations to payments on indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, research and development efforts, and other general corporate purposes;

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limit flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

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place us at a competitive disadvantage compared to competitors that have less debt; and

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limit our ability to borrow additional funds.

We are subject to fluctuations in interest rates.
All of our indebtedness incurred under the Hillman Group’s senior secured credit facilities will have variable interest rates. Increases in borrowing rates will increase our cost of borrowing, which may adversely affect our results of operations and financial condition. Furthermore, regulatory changes, such as the announcement of the United Kingdom’s Financial Conduct Authority to phase out the London Interbank Offered Rate (“LIBOR”) by the end of 2021, may adversely affect our floating rate debt and interest rate derivatives. We may enter into interest rate derivatives that hedge risks related to floating for fixed rate interest payments in order to reduce interest rate volatility. However, we may not maintain interest rate swaps with respect to all of our variable rate indebtedness.
Restrictions imposed by our new senior secured credit facilities and our other outstanding indebtedness, may limit our ability to operate our business and to finance our future operations or capital needs or to engage in other business activities.
Hillman Group’s new senior secured credit facilities will contain restrictive covenants that limit our ability to engage in certain types of activities and transactions that may be in our long-term best interests. The failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all outstanding indebtedness under our new secured credit facilities. In the event our lenders accelerate the repayment of our outstanding indebtedness, we and our subsidiaries may not have sufficient cash and assets to repay that indebtedness. These covenants restrict Hillman Group’s ability and the ability of its restricted subsidiaries, among other things, to:
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incur additional indebtedness and create additional liens;

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pay dividends on our capital stock or redeem, repurchase, or retire our capital stock or indebtedness;

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make investments, loans, advances, and acquisitions;

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repay prior to maturity certain indebtedness that is subordinated in right of payment or secured on a junior basis to the new credit facilities;

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engage in transactions with our affiliates;

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sell assets, including capital stock of our subsidiaries; and

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consolidate or merge.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.
Our ability to make scheduled payments on our debt obligations depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business, and other factors beyond our control. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets seek additional capital, or restructure or refinance our indebtedness. The terms of existing or future debt instruments may restrict us from adopting some of these alternatives. In addition, any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. In addition, the ability to borrow under Hillman Group’s new asset-based revolving credit facility is subject to limitations based on advances rates against certain eligible inventory and accounts receivables that collateralize the underlying loans. Our ability to ability to access the full $250.0 million of revolving credit can be affected by events beyond our control if the value of our inventory and accounts receivables is materially adversely affected.
Our ability to repay our debt is affected by the cash flow generated by our subsidiaries.
Our subsidiaries own all of our operating assets and conduct all of our operations. As a result, our ability to make future dividend payments, if any, is dependent on the earnings of our subsidiaries and the payment of those earnings to us in the form of dividends, loans or advances and through repayment of loans or advances from us. Payments to us by our subsidiaries will be contingent upon our subsidiaries’ earnings and other business considerations and may be subject to statutory or contractual restrictions, including the credit agreements governing our credit facilities. To the extent that we determine in the future to pay dividends on our common stock, the ability of our operating subsidiaries to pay dividends will be restricted by the credit agreements governing credit facilities of The Hillman Group, Inc., our wholly owned indirect subsidiary. Under the credit agreements, dividends may only be paid to us by The Hillman Group, Inc. and its subsidiaries for corporate overhead expenses, taxes attributable to The Hillman Group, Inc. and its subsidiaries and otherwise pursuant to customary baskets and exceptions. These baskets and exceptions include customary fixed dollar baskets, a basket based on excess cash flow (as determined under the credit agreements) not required to prepay the term loans under the credit facilities and equity proceeds among other things, an unlimited amount under the credit agreement governing our asset-based revolving credit facility subject to satisfying minimum availability requirements for borrowings under the credit agreement and the absence of certain defaults, and an unlimited amount under the credit agreement governing our term loan facilities subject to The Hillman Group, Inc.’s total leverage not exceeding certain thresholds on a pro forma basis.

Volatility and weakness in bank and capital markets may adversely affect credit availability and related financing costs for us.
Bank and capital markets can experience periods of volatility and disruption. During periods of volatile credit markets, there is a risk that lenders, even those with strong balance sheets and sound lending practices, could fail or refuse to honor their legal commitments and obligations under existing credit commitments. Although we currently can access the bank and capital markets, there is no assurance that such markets will continue to be a reliable source of financing for us. These factors, including the tightening of credit markets, could adversely affect our ability to obtain cost-effective financing. Increased volatility and disruptions in the financial markets also could make it more difficult and more expensive for us to obtain financing. In addition, the adoption of new statutes and regulations, the implementation of recently enacted laws or new interpretations or the enforcement of older laws and regulations applicable to the financial markets or the financial services industry could result in a reduction in the amount of available credit or an increase in the cost of credit. Disruptions in the financial markets can also adversely affect our lenders, insurers, customers, and other counterparties. Any of these results could cause a material adverse effect to our business, financial condition, and results of operations.
We rely on available borrowings under the Existing ABL Facility for cash to operate our business, and the availability of credit under the Existing ABL Facility may be subject to significant fluctuation.
In addition to cash we generate from our business, our principal existing source of cash is borrowings available under the Existing ABL Facility. Availability will be limited to the lesser of a borrowing base and $250.0 million. The borrowing base is calculated on a monthly (or more frequent under certain circumstances) valuation of our inventory, accounts receivable and certain cash balances. As a result, our access to credit under the Existing ABL Facility is potentially subject to significant fluctuation, depending on the value of the borrowing base-eligible assets as of any measurement date. The inability to borrow under the Existing ABL Facility may adversely affect our liquidity, financial position and results of operations. As of December 26, 2020, the Existing ABL Facility had an outstanding amount of $72.0 million and outstanding letters of credit of $23.6 million leaving $154.4 million of available borrowings as a source of liquidity. The New ABL Facility will also provide for $250.0 million of commitments subject to substantially the same borrowing base requirements as the Existing ABL Facility.
Risk Factors Relating to Landcadia and the Business Combination
Unless the context otherwise requires, references in this subsection “— Risks Related to Landcadia and the Business Combination” to “we”, “us”, “our”, and “the Company” generally refer to Landcadia in the present tense or New Hillman from and after the Business Combination.
We have identified the following risks and uncertainties that may have a material adverse effect on our business, financial condition, results of operations or reputation. The risks described below are not the only risks we face. Additional risks not presently known to us or that we currently believe are not material may also significantly affect our business, financial condition, results of operations or reputation. Our business could be harmed by any of these risks. In assessing these risks, you should also refer to the other information contained in this proxy statement prospectus, including our consolidated financial statements and related notes.
Directors and officers of Landcadia have potential conflicts of interest in recommending that stockholders vote in favor of approval of the Business Combination and approval of the other proposals described in this proxy statement/prospectus.
When considering the Landcadia Board’s recommendation that its stockholders vote in favor of the approval of the Business Combination, Landcadia Stockholders should be aware that directors and officers of Landcadia have interests in the Business Combination that may be different from, or in addition to, the interests of Landcadia Stockholders. These interests include:
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Our Sponsors will lose their entire investment in us if we do not complete a business combination by October 14, 2022. If we are unable to complete our initial business combination by October 14, 2022, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the public shares and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and Landcadia’s Board, liquidate and dissolve, subject in each case to our obligations under the DGCL to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless if we fail to complete our initial business combination by October 14, 2022.
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On March 13, 2018, JFG Sponsor, through a subsidiary, purchased 100% of the membership interests in Landcadia for an aggregate of $1,000. On August 24, 2020, TJF Sponsor purchased a 51.7% membership interest in Landcadia for $1,070. Simultaneously we converted the Company from a limited liability company to a corporation and issued stock in exchange for outstanding membership interests. JFG Sponsor was issued 5,554,500 shares of Class B common stock in exchange for its 48.3% membership interest. On September 16, 2020, we effected a 1:1.25 stock split of the Class B common stock following which JFG Sponsor held 6,943,125 shares of Class B common stock. On November 22, 2020, JFG Sponsor forfeited a total of 905,625 shares of Class B common stock following which JFG Sponsor held 6,037,500 shares of Class B common stock. Upon consummation of the Business Combination, JFG Sponsor will receive 4,671,576 shares of New Hillman common stock in respect of its shares of Class B common stock after giving effect to the forfeiture of 1,365,924 shares of Class B common stock pursuant to the Merger Agreement. Such shares have an aggregate market value of approximately $48,163,948.56 based upon the closing per share price of $10.31 on Nasdaq on March 12, 2021.

In addition, simultaneously with the consummation of Landcadia’s initial public offering, JFG Sponsor purchased 4,000,000 warrants, each exercisable to purchase one share of Landcadia Class A common stock at $11.50 per share, at a price of $1.50 per warrant for an aggregate of $6,000,000. Upon closing each warrant will become exercisable to purchase one share of New Hillman common stock at $11.50 commencing on the later of 30 days following the Closing and 12 months from the closing of our initial business combination, which occurred on October 14, 2020. Such warrants have an aggregate market value of approximately $6,320,000 based upon the closing per warrant price of $1.58 on Nasdaq on March 12, 2021.
Prior to and in connection with Landcadia’s initial public offering, JFG Sponsor paid a total of $6,001,000 to purchase securities with an aggregate market value of approximately $54,483,948.56 based upon closing prices based upon closing prices on Nasdaq on March 12, 2021 (without taking into account any diminution in value resulting from the transfer restrictions on such securities).
Subsequently, between October 13, 2020 and October 21, 2020, Jefferies LLC, the sole underwriter of our initial public offering, and a wholly-owned direct subsidiary of Jefferies Group LLC, a wholly-owned direct subsidiary of JFG Sponsor, purchased an aggregate of 1,500,000 units, consisting of an aggregate of 1,500,000 shares of Class A common stock and 500,000 warrants, for a total of $14,960,284.48 at prices from $9.93 per unit to 10.00 per unit. Such shares have an aggregate market value of approximately $15,465,000 based upon the closing per share price of $10.31 on Nasdaq on March 12, 2021. Such warrants have an aggregate market value of approximately $790,000 based upon the closing per warrant price of $1.58 on Nasdaq on March 12, 2021.
On January 24, 2021, JFG Sponsor committed to purchase 2,500,000 shares of Class A common stock for $25,000,000 at $10.00 per share in connection with the Private Placement immediately prior to or concurrently with the consummation of the Business Combination. Such shares have an aggregate market value of approximately $25,775,000 based upon the closing per share price of $10.31 on Nasdaq on March 12, 2021.
In total, JFG Sponsor paid or committed to pay $45,961,284.48 to purchase securities with an aggregate market value of approximately $96,513,948.56 based upon closing prices on Nasdaq on March 12, 2021 (without taking into account any diminution in value resulting from the transfer restrictions on such securities).
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On August 24, 2020, TJF Sponsor purchased a 51.7% membership interest in Landcadia for $1,070. Simultaneously we converted the Company from a limited liability company to a corporation and issued stock in exchange for outstanding membership interests. TJF Sponsor was issued 5,945,500 shares of Class B common stock in exchange for its 51.7% membership interest. On September 16,

2020, we effected a 1:1.25 stock split of the Class B common stock following which TJF Sponsor held 7,431,875 shares of Class B common stock. On November 22, 2020, TJF Sponsor forfeited a total of 969,375 shares of Class B common stock following which TJF Sponsor holds 6,462,500 shares of Class B common stock. Upon consummation of the Business Combination, TJF Sponsor will receive 4,000,425 shares of New Hillman common stock in respect of its shares of Class B common stock after giving effect to the forfeiture of 2,462,075 shares of Class B common stock pursuant to the Merger Agreement. Such shares have an aggregate market value of approximately $41,244,381.75 based upon the closing per share price of $10.31 on Nasdaq on March 12, 2021.
In addition, simultaneously with the consummation of Landcadia’s initial public offering, TJF Sponsor purchased 4,000,000 warrants, each exercisable to purchase one share of Landcadia Class A common stock at $11.50 per share, at a price of $1.50 per warrant for an aggregate of $6,000,000. Upon closing each warrant will become exercisable to purchase one share of New Hillman common stock at $11.50 commencing on the later of 30 days following the Closing and 12 months from the closing of our initial business combination, which occurred on October 14, 2020. Such warrants have an aggregate market value of approximately $6,320,000 based upon the closing per warrant price of $1.58 on Nasdaq on March 12, 2021.
In total, TJF Sponsor paid or committed to pay $6,001,070 to purchase securities with an aggregate market value of approximately $47,564,381.75 based upon closing prices on Nasdaq on March 12, 2021 (without taking into account any diminution in value resulting from the transfer restrictions on such securities).
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Our Sponsors and our officers and directors have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their founder shares if Landcadia fails to complete a business combination by October 14, 2022.

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In order to protect the amounts held in the Trust Account, the Sponsors have agreed that they will be liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have entered into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under our indemnity of the underwriters of our IPO against certain liabilities, including liabilities under the Securities Act.

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In connection with the Closing, our Sponsors would be entitled to the repayment of any working capital loan and advances that have been made to Landcadia and remain outstanding. As of the date of this proxy statement/prospectus, our Sponsors have not made any advances to us for working capital expenses. If we do not complete an initial business combination within the required period, we may use a portion of our working capital held outside the Trust Account to repay the working capital loans, but no proceeds held in the Trust Account would be used to repay the working capital loans.

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Following the consummation of the Business Combination, we will continue to indemnify our existing directors and officers and will maintain a directors’ and officers’ liability insurance policy.

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Upon the Closing, subject to the terms and conditions of the Merger Agreement, our Sponsors, our officers and directors and their respective affiliates may be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by Landcadia from time to time, made by our Sponsors or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination. Such reimbursable out-of-pocket expenses, if any, are not expected to be material.

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Richard Handler, our Co-Chairman and President, is also the Chief Executive Officer and director of JFG Sponsor and chairman of the board of directors, Chief Executive Officer and President of JFG Sponsor’s largest subsidiary, Jefferies Group LLC (“Jefferies Group”) and its largest subsidiary, Jefferies LLC (“Jefferies”), which, along with its affiliates, own approximately 12% of the outstanding common stock of the Company. Jefferies will be entitled to receive deferred underwriting commission, placement agent fees and capital markets advisory fees from Landcadia upon completion of the Business Combination. In addition, upon completion of the Business Combination, Jefferies will receive M&A advisory fees and financing fees from Hillman. Jefferies Finance LLC (“Jefferies Finance”), an indirect subsidiary of JFG Sponsor, serves as administrative agent and collateral agent on Hillman Holdco's existing senior credit facilities that are expected to be refinanced in connection with the Closing and is expected to be joint lead arranger, joint lead bookrunner and one of the lenders, and sole administrative agent and sole collateral agent, in New Hillman's first lien term loan facility that is being entered into in connection with the Closing, and expects to receive fees in connection with such role.
These financial interests of the Sponsors, officers and directors and entities affiliated with them may have influenced their decision to approve the Business Combination. In addition, Barclays Capital Inc. (“Barclays”) will be entitled to receive placement agent fees of $2.8 million from Landcadia. Barclays will also receive M&A advisory fees and capital markets advisory fees , together in an aggregate amount of $20.3 million, and financing fees of $3.3 million from Hillman, in each case, upon completion of the Business Combination. You should consider these interests when evaluating the Business Combination and the recommendation of Landcadia’s Board to vote in favor of the Business Combination Proposal and other proposals to be presented to the stockholders.
Jefferies has certain other interests regarding the Business Combination that are different from, or in addition to, the interests of our other stockholders.
In addition to the interests of certain members of our Board and officers in the Business Combination that are different from, or in addition to, the interests of our other stockholders, you should keep in mind that Jefferies has financial interests that are different from, or in addition to, the interests of our other stockholders.
Richard Handler, Chief Executive Officer and Director of JFG Sponsor and Chairman of the board of directors, Chief Executive Officer and President of Jefferies Group, currently serves as Co-Chairman and President of the Company. Upon the consummation of the Business Combination, Jefferies, as the underwriter of our IPO is entitled to receive $17.5 million of deferred underwriting commission. The underwriters in our IPO waived their rights to the deferred underwriting commission held in the trust account in the event the Company does not complete an initial business combination within 24 months of the closing of the IPO, as may be extended in accordance with the terms of our Current Charter. Accordingly, if the Business Combination with Hillman, or any other initial business combination, is not consummated by that time and the Company is therefore required to be liquidated, the underwriters of the IPO, including Jefferies, will not receive any of the deferred underwriting commission and such funds will be returned to the Company’s public stockholders upon its liquidation.
Furthermore, Jefferies has been engaged by the Company as placement agent and capital markets advisor to the Company. The Company decided to retain Jefferies as a placement agent and capital markets advisor based primarily on (i) Jefferies’ extensive knowledge, strong market position and positive reputation in equity capital markets, (ii) Jefferies’ experienced and capable investment banking team and (iii) Jefferies’ long -standing relationship with and affiliation with the Company and the sponsors. The Company has agreed to pay Jefferies an aggregate fee of $8.4 million and $13.5 million in connection with its services as placement agent and capital markets advisor, respectively, all of which will become payable, and is contingent upon the consummation of the transaction. In addition, under the terms of Jefferies’ engagement, the Company agreed to reimburse Jefferies for its reasonable expenses, including fees, disbursements and other charges of counsel, and to indemnify Jefferies and related parties against liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement.
Additionally, Jefferies has been engaged by Hillman Holdco to help it review strategic alternatives, including a sale of control of Hillman. Jefferies expects to receive M&A Advisory fees and financing fees in the amount of $6.8 million and $18.6 million, respectively from Hillman, upon the Closing. In addition, Jefferies Finance, a subsidiary of JFG Sponsor, serves as administrative agent and collateral agent on Hillman Holdco’s existing senior credit facilities that are expected to be refinanced in connection with the Closing. Furthermore, Jefferies Finance is expected to be joint lead arranger, joint lead bookrunner and one of the lenders, and sole administrative agent and sole collateral agent, in New Hillman’s first lien term loan facility that is being entered into in connection with the Closing and expects to receive up to $22.7 million in fees in connection with such role.
Jefferies therefore has a financial interest in the Company and Hillman completing the Business Combination that will result in the payment of the above referenced fees. In considering approval of the Business Combination, the Company’s stockholders should consider the roles of Jefferies in light of its financial interest in the Business Combination with Hillman being consummated.
Landcadia’s Sponsors have agreed to vote in favor of the Business Combination, regardless of how our public stockholders vote.
Our Sponsors have agreed to vote their shares in favor of the Business Combination. The Sponsors own approximately 22.4% of our outstanding shares prior to the Business Combination. Accordingly, it is more likely that the necessary stockholder approval for the Business Combination will be received than would be the case if our Sponsors had agreed to vote their shares in accordance with the majority of the votes cast by our public stockholders.
Landcadia’s Sponsors, directors, officers, advisors and their affiliates may elect to purchase shares or public warrants from public stockholders, which may influence a vote on the Business Combination and reduce the public “float” of our common stock.
Landcadia’s Sponsors, directors, officers, advisors or their affiliates may purchase public shares or public warrants in privately negotiated transactions or in the open market either prior to or following the completion of the Business Combination, although they are under no obligation to do so. However, other than as expressly stated herein, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase shares or public warrants in such transactions.
In the event that Landcadia’s Sponsors, directors, officers, advisors or their affiliates purchase public shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their public shares. The purpose of any such purchases of public shares could be to vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business Combination or to satisfy a Closing condition in the Merger Agreement that requires us to have a certain amount of cash at the Closing, where it appears that such requirement would otherwise not be met. Any such purchases of our securities may result in the completion of the Business Combination that may not otherwise have been possible.
In addition, if such purchases are made, the public “float” of our common stock and the number of beneficial holders of our securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.
Warrants will become exercisable for New Hillman common stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.
Following the Business Combination, there will be 16,666,667 outstanding public warrants to purchase 16,666,667 shares of New Hillman common stock at an exercise price of $11.50 per share, which warrants will become exercisable commencing the later of 30 days following the Closing and 12 months from the closing of our initial public offering, which occurred on October 14, 2020. In addition, there will be 8,000,000 private placement warrants outstanding exercisable for 8,000,000 shares of New Hillman common stock at an exercise price of $11.50 per share. To the extent such warrants are exercised, additional shares of New Hillman common stock will be issued, which will result in dilution to the holders of New Hillman common stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of New Hillman common stock, the impact of which is increased as the value of our stock price increases.

We may redeem the unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making the warrants worthless.
New Hillman will have the ability to redeem outstanding public warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the closing price of New Hillman common stock equals or exceeds $18.00 per share for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date we give notice of redemption. If and when the warrants become redeemable by New Hillman, New Hillman may exercise the redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding warrants could force holders to (i) exercise the warrants and pay the exercise price therefor at a time when it may be disadvantageous to do so, (ii) sell the warrants at the then-current market price when the holder might otherwise wish to hold onto such warrants or (iii) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of the warrants. None of the private placement warrants will be redeemable by us so long as they are held by their initial purchasers or their permitted transferees.
In addition, New Hillman will have the ability to redeem the outstanding public warrants at any time after they become exercisable and prior to their expiration, at a price of $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that the closing price of New Hillman common stock equals or exceeds $10.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “Description of Securities — Redeemable Warrants — Anti-dilution Adjustments”) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date on which we give proper notice of such redemption and provided that certain other conditions are met, including that holders will be able to exercise their warrants prior to redemption for a number of shares of New Hillman common stock determined based on the redemption date and the fair market value of New Hillman shares of common stock. Please see “Description of Securities — Redeemable Warrants — Redemption of warrants when the price per share of common stock equals or exceeds $10.00.” The value received upon exercise of the warrants (i) may be less than the value the holders would have received if they had been able to exercise their warrants at a later time where the underlying share price is higher and (ii) may not compensate the holders for the value of the warrants, including because the number of common stock received is capped at 0.361 shares of common stock per warrant (subject to adjustment) irrespective of the remaining life of the warrants.
If New Hillman redeems the warrants when they are “out-of-the-money,” you would lose any potential embedded value from a subsequent increase in the value of New Hillman common stock had your warrants remained outstanding.
Even if we consummate the Business Combination, there can be no assurance that the warrants will be in the money at the time they become exercisable, and they may expire worthless.
The exercise price for the outstanding warrants is $11.50 per share of New Hillman common stock. There can be no assurance that the warrants will be in the money following the time they become exercisable and prior to their expiration, and as such, the warrants may expire worthless.
Our stockholders will experience immediate dilution as a consequence of the issuance of New Hillman common stock as consideration in the Business Combination. Having a minority share position may reduce the influence that our current stockholders have on the management of New Hillman.
Assuming that no public stockholders exercise their redemption rights in connection with the Business Combination, immediately after the consummation of the Business Combination, Landcadia’s Sponsors and public stockholders will hold 61,172,001 shares of New Hillman common stock, or 32.6% of the outstanding common stock. Assuming that our public stockholders holding 14,200,000 public shares exercise their redemption rights in connection with the Business Combination, immediately after the consummation of the Business Combination, Landcadia’s Sponsors and public stockholders will hold 46,972,001 shares of New Hillman common stock, or 27.2% of the outstanding common stock.
There are currently outstanding an aggregate of 24,666,667 warrants to acquire Landcadia Class A common stock, which comprise 8,000,000 private placement warrants held by Landcadia’s Sponsors and

16,666,667 public warrants. Each of Landcadia’s outstanding whole warrants is exercisable commencing the later of 30 days following the Closing and 12 months from the closing of our initial public offering, which occurred on October 14, 2020, for one share of Landcadia Class A common stock in accordance with its terms. Therefore, as of the date of this proxy statement/prospectus, if we assume that each outstanding whole warrant is exercised and one share of Landcadia Class A common stock is issued as a result of such exercise, with payment of the exercise price of $11.50 per share, our fully- diluted share capital would increase by a total of 24,666,667 shares, with approximately $283,666,670.50 paid to us to exercise the warrants.
A provision of our warrant agreement may make it more difficult for us to consummate an initial business combination.
Unlike most blank check companies, if (i) we issue additional shares of common stock or equity-linked securities for capital-raising purposes in connection with the closing of our initial business combination at a Newly Issued Price of less than $9.20 per common share, (ii) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of our initial business combination on the date of the consummation of our initial business combination (net of redemptions), and (iii) the Market Value is below $9.20 per share, then the exercise price of the warrants will be adjusted to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger prices described below under “Description of Securities — Redeemable Warrants — Public Stockholders’ Warrants — Redemption of warrants when the price per share of common stock equals or exceeds $18.00” and “Redemption of warrants when the price per share of common stock equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price described below under “Description of Securities — Redeemable Warrants — Public Stockholders’ Warrants — Redemption of warrants when the price per share of common stock equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price. This may make it more difficult for us to consummate an initial business combination with a target business.
Subsequent to the consummation of the Business Combination, we may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and stock price, which could cause you to lose some or all of your investment.
Although Landcadia has conducted due diligence on Hillman, Landcadia cannot assure you that this diligence revealed all material issues that may be present in its business, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of Landcadia’s or New Hillman’s control will not later arise. As a result, New Hillman may be forced to later write-down or write-off assets, restructure its operations, or incur impairment or other charges that could result in losses. Even if the due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on our liquidity, the fact that New Hillman reports charges of this nature could contribute to negative market perceptions about New Hillman or its securities. In addition, charges of this nature may cause New Hillman to violate net worth or other covenants to which it may be subject. Accordingly, any Landcadia Stockholder who chooses to remain a stockholder of New Hillman following the Business Combination could suffer a reduction in the value of their shares. Such stockholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by Landcadia’s officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the proxy solicitation relating to the Business Combination contained an actionable material misstatement or material omission.
If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of our securities may decline.
If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of Landcadia’s securities prior to the Closing may decline. The market values of

Landcadia’s securities at the time of the Business Combination may vary significantly from their prices on the date the Merger Agreement was executed, the date of this proxy statement/prospectus, or the date on which Landcadia’s Stockholders vote on the Business Combination. Because the number of shares to be issued pursuant to the Merger Agreement is based on the per share value of the amount in the Trust Account and will not be adjusted to reflect any changes in the market price of Landcadia’s Class A common stock, the market value of New Hillman common stock issued in the Business Combination may be higher or lower than the values of these shares on earlier dates.
In addition, following the Business Combination, fluctuations in the price of New Hillman’s securities could contribute to the loss of all or part of your investment. Prior to the Business Combination, there has not been a public market for the stock of New Hillman and trading in the shares of Landcadia’s Class A common stock has not been active. Accordingly, the valuation ascribed to New Hillman in the Business Combination may not be indicative of the price that will prevail in the trading market following the Business Combination. If an active market for our securities develops and continues, the trading price of New Hillman securities following the Business Combination could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment in our securities and New Hillman securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our securities may not recover and may experience a further decline.
Factors affecting the trading price of New Hillman’s securities may include:
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actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

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changes in the market’s expectations about New Hillman’s operating results;

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success of competitors;

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operating results failing to meet the expectations of securities analysts or investors in a particular period;

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changes in financial estimates and recommendations by securities analysts concerning New Hillman or the industry in which New Hillman operates in general;

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operating and stock price performance of other companies that investors deem comparable to New Hillman;

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ability to market new and enhanced products and services on a timely basis;

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changes in laws and regulations affecting our business;

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commencement of, or involvement in, litigation involving New Hillman;

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changes in New Hillman’s capital structure, such as future issuances of securities or the incurrence of additional debt;

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the volume of shares of New Hillman common stock available for public sale;

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any major change in New Hillman’s board or management;

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sales of substantial amounts of New Hillman common stock by our or New Hillman’s directors, executive officers or significant stockholders or the perception that such sales could occur; and

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general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. The stock market in general, and Nasdaq specifically, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your securities at or above the price at which it was acquired. A loss of investor confidence in the market for the stocks of other companies which investors perceive to be similar to New Hillman could depress our stock price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.
Our actual financial position and results of operations may differ materially from the unaudited pro forma financial information included in this proxy statement/prospectus.
The unaudited pro forma condensed combined financial information included in this proxy statement/ prospectus is presented for illustrative purposes only and is not necessarily indicative of what our actual financial position or results of operations would have been had the Business Combination been completed on the dates indicated. See “Unaudited Pro Forma Condensed Combined Financial Information” for more information.
There can be no assurance that New Hillman common stock issued in connection with the Business Combination will be approved for listing on Nasdaq following the Closing, or that we will be able to comply with the continued listing standards of Nasdaq.
New Hillman common stock and warrants are expected to be listed on Nasdaq following the Business Combination. New Hillman’s continued eligibility for listing may depend on the number of our shares that are redeemed. If, after the Business Combination, Nasdaq delists New Hillman common stock from trading on its exchange for failure to meet the listing standards, we and our stockholders could face significant material adverse consequences including:
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a limited availability of market quotations for our securities;

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a determination that New Hillman common stock is a “penny stock,” which will require brokers trading in New Hillman common stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for New Hillman common stock;

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a limited amount of analyst coverage; and

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a decreased ability to issue additional securities or obtain additional financing in the future.

The Current Charter states that we must complete our initial business combination by October 14, 2022. If we have not completed an initial business combination by then (or such later date as our stockholders may approve in accordance with the Current Charter), we will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and Landcadia’s Board, liquidate and dissolve, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. In such case, our public stockholders may only receive approximately $10.00 per share and our warrants will expire worthless.
Our directors may decide not to enforce the indemnification obligations of our Sponsors, resulting in a reduction in the amount of funds in the Trust Account available for distribution to our public stockholders.
Our Sponsors have agreed that they will be liable to us if and to the extent any claims by a third party for services rendered or products sold to us, or a prospective target business with which we have entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per public share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the funds held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under our indemnity of the underwriters of our initial public offering against certain liabilities, including liabilities under the Securities Act. While we currently expect that our independent directors would take legal action on our behalf against the Sponsors to enforce their indemnification obligations to us, it is possible that our independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance. If our independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to our public stockholders may be reduced below $10.00 per share.
If, before distributing the proceeds in the Trust Account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our stockholders and the per-share amount that would otherwise be received by our stockholders in connection with our liquidation may be reduced.
If, before distributing the proceeds in the Trust Account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy claims deplete the Trust Account, the per-share amount that would otherwise be received by our stockholders in connection with our liquidation may be reduced.
If our stockholders fail to comply with the redemption requirements specified in this proxy statement/ prospectus, they will not be entitled to redeem their shares of our Class A common stock for a pro rata portion of the Trust Account.
Holders of public shares are not required to affirmatively vote against the Business Combination Proposal in order to exercise their rights to redeem their shares for a pro rata portion of the Trust Account. In order to exercise their redemption rights, they are required to submit a request in writing and deliver their stock (either physically or electronically) to our transfer agent prior to [•] p.m., New York City time, on [•], 2021. Stockholders electing to redeem their shares will receive their pro rata portion of the funds held in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes, calculated as of two business days prior to the anticipated consummation of the Business Combination.
The ability of Landcadia Stockholders to exercise redemption rights with respect to a large number of shares could increase the probability that the Business Combination would be unsuccessful and that stockholders would have to wait for liquidation in order to redeem their stock.
At the time we entered into the Merger Agreement and related agreements for the Business Combination, we did not know how many stockholders would exercise their redemption rights, and therefore we structured the Business Combination based on our expectations as to the number of shares that will be submitted for redemption. The Merger Agreement requires us to have at least $639 million of aggregate cash proceeds available from the Trust Account, after giving effect to redemptions of public shares, if any, and payment of transaction expenses, plus the Private Placement. If a larger number of shares are submitted for redemption than we initially expected, we may need to restructure the transaction to reserve a greater portion of the cash in the Trust Account. The above considerations may limit our ability to complete the Business Combination or optimize our capital structure.
The Business Combination is subject to conditions, including certain conditions that may not be satisfied on a timely basis, if at all.
The completion of the Business Combination is subject to a number of conditions. The completion of the Business Combination is not assured and is subject to risks, including the risk that approval of the Business Combination by Landcadia Stockholders is not obtained or that there are not sufficient funds in the Trust Account, in each case subject to certain terms specified in the Merger Agreement (as described under “The Merger Agreement — Conditions to Closing”), or that other Closing conditions are not satisfied. If Landcadia does not complete the Business Combination, Landcadia could be subject to several risks, including:

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the parties may be liable for damages to one another under the terms and conditions of the Merger Agreement;

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negative reactions from the financial markets, including declines in the price of our Class A common stock due to the fact that current prices may reflect a market assumption that the Business Combination will be completed; and

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the attention of our management will have been diverted to the Business Combination rather than the pursuit of other opportunities in respect of an initial business combination.

Delaware law and provisions in New Hillman’s certificate of incorporation and bylaws could make a takeover proposal more difficult.
If the Business Combination is consummated, New Hillman’s organizational documents will be governed by Delaware law. Certain provisions of Delaware law and of New Hillman’s certificate of incorporation and bylaws could discourage, delay, defer or prevent a merger, tender offer, proxy contest or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of Class A common stock held by New Hillman’s stockholders. These provisions provide for, among other things:
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the ability of New Hillman’s board of directors to issue one or more series of preferred stock;

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certain limitations on convening special stockholder meetings; and

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advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at New Hillman’s annual meetings.

These anti-takeover provisions as well as certain provisions of Delaware law could make it more difficult for a third party to acquire New Hillman, even if the third party’s offer may be considered beneficial by many of New Hillman’s stockholders. As a result, New Hillman’s stockholders may be limited in their ability to obtain a premium for their shares. If prospective takeovers are not consummated for any reason, New Hillman may experience negative reactions from the financial markets, including negative impacts on the price of New Hillman common stock. These provisions could also discourage proxy contests and make it more difficult for New Hillman’s stockholders to elect directors of their choosing and to cause New Hillman to take other corporate actions that New Hillman’s stockholders desire. See “Description of New Hillman Securities”.
Our warrant agreement designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of our warrants, which could limit the ability of warrant holders to obtain a favorable judicial forum for disputes with Landcadia and New Hillman.
Landcadia’s warrant agreement provides that, subject to applicable law, (i) any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and (ii) that we irrevocably submit to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. We will waive any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.
Notwithstanding the foregoing, these provisions of the warrant agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any of our warrants shall be deemed to have notice of and to have consented to the forum provisions in our warrant agreement. If any action, the subject matter of which is within the scope the forum provisions of the warrant agreement, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any holder of our warrants, such holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder.
This choice-of-forum provision may limit a warrant holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with New Hillman, which may discourage such lawsuits. Alternatively, if a court were to find this provision of our warrant agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.
We are required to file a notification under the Investment Canada Act, pursuant to which the Business Combination may be subject to review, possibly resulting in the imposition of certain remedial measures.
A notification under the Investment Canada Act (“ICA”) is required to be filed in respect of the Business Combination. The notification will be filed on a post-closing basis as permitted by the ICA. The Minister responsible for the ICA may issue a notice, before or after closing, that the Business Combination may be reviewed if the Minister concludes that it could be injurious to Canada’s national security. If a national security review is ordered, the Canadian government would have the power to impose remedial measures that it considers advisable to protect national security including imposing terms, conditions or undertakings, making a divestiture order or prohibiting closing if the Business Combination has not closed. If the Minister or the Canadian government intervened prior to closing by issuing a notice or making a review order, the closing of the Business Combination would be prohibited until final resolution by the Minister or the Canadian government. Any remedial order could reduce the anticipated benefits of the Business Combination, have a material adverse effect on the business of New Hillman or impact the value of the shares of common stock of New Hillman.
We are not registering the shares of common stock issuable upon exercise of the warrants under the Securities Act or any state securities laws at this time, and such registration may not be in place when an investor desires to exercise warrants, thus precluding such investor from being able to exercise its warrants except on a cashless basis. If the issuance of the shares upon exercise of warrants is not registered, qualified or exempt from registration or qualification, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless.
We are not registering the shares of common stock issuable upon exercise of the warrants under the Securities Act or any state securities laws at this time. However, under the terms of the warrant agreement, we have agreed that as soon as practicable, but in no event later than 15 business days after the closing of our initial business combination, we will use our best efforts to file with the SEC a registration statement for the registration under the Securities Act of the shares of common stock issuable upon exercise of the warrants and thereafter will use our best efforts to cause the same to become effective within 60 business days following our initial business combination and to maintain a current prospectus relating to the common stock issuable upon exercise of the warrants, until the expiration of the warrants in accordance with the provisions of the warrant agreement. We cannot assure you that we will be able to do so if, for example, any facts or events arise which represent a fundamental change in the information set forth in the registration statement or prospectus, the financial statements contained or incorporated by reference therein are not current or correct or the SEC issues a stop order. If the shares issuable upon exercise of the warrants are not registered under the Securities Act, we will be required to permit holders to exercise their warrants on a cashless basis. However, no warrant will be exercisable for cash or on a cashless basis, and we will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption from registration is available. Notwithstanding the foregoing, if a registration statement covering the common stock issuable upon exercise of the warrants is not effective by the 60th business day after the closing of our initial business combination, warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” pursuant to the exemption provided by Section 3(a)(9) of the Securities Act or another exemption. In no event will we be required to net cash settle any warrant, or issue securities or other compensation in exchange for the warrants in the event that we are unable to register or qualify the shares underlying the warrants under applicable state securities laws and there is no exemption available. If the issuance of the shares upon exercise of the warrants is not so registered or qualified or exempt from registration or qualification, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In such event, holders who acquired their warrants as part of a purchase of units will have paid the full unit purchase price solely for the shares of common stock included in the units. If and when the warrants become redeemable by us, we may not exercise our redemption right if the issuance of shares of common stock upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws or we are unable to effect such registration or qualification. We will use our best efforts to register or qualify such shares of common stock under the blue sky laws of the state of residence in those states in which the warrants were initially offered by us in this offering. However, there may be instances in which holders of our public warrants may be unable to exercise such public warrants but holders of our private warrants may be able to exercise such private warrants.
If you exercise your public warrants on a “cashless basis,” you will receive fewer shares of common stock from such exercise than if you were to exercise such warrants for cash.
Under the following circumstances, the exercise of the public warrants may be required or permitted to be made on a cashless basis: (i) If a registration statement covering the shares of common stock issuable upon exercise of the warrants is not effective by the 60th business day after the closing of our initial business combination, warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption; (ii) if our common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement; and (iii) if we call the public warrants for redemption, our management will have the option to require all holders who wish to exercise warrants to do so on a cashless basis. In the event of an exercise on a cashless basis, a holder would pay the warrant exercise price by surrendering the warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants multiplied by the excess of the “fair market value” (as defined in the next sentence) over the exercise price of the warrants by (y) the fair market value. The “fair market value” is the average reported closing price of the common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of exercise is received by the warrant agent or on which the notice of redemption is sent to the holders of warrants, as applicable. As a result, you would receive fewer shares of common stock from such exercise than if you were to exercise such warrants for cash.
If the Business Combination does not qualify as a tax-free reorganization under Section 368(a) of the Code, Hillman Holdco stockholders may incur a substantially greater U.S. income tax liability as a result of the Business Combination.
The parties intend for the merger contemplated by the Merger Agreement to be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. If the merger qualifies for such treatment, Hillman Holdco stockholders generally will not recognize gain or loss upon their exchange of Hillman Holdco common stock for New Hillman common stock. However, the obligations of Hillman Holdco, Landcadia and the Merger Sub to complete the merger are not conditioned on the receipt of opinions from Ropes & Gray LLP or White & Case LLP to the effect that the merger will qualify for such treatment, and the merger will occur even if it does not so qualify. Neither Hillman Holdco nor Landcadia has requested, or intends to request, a ruling from the IRS with respect to the U.S. federal income tax consequences of the merger. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position to the contrary. Accordingly, if the IRS or a court determines that the merger does not qualify as a reorganization under Section 368(a) of the Code and is therefore a fully taxable transaction for U.S. federal income tax purposes, Hillman Holdco stockholders generally would recognize taxable gain or loss on the merger consideration they receive in connection with the merger. For a more complete discussion of U.S. federal income tax consequences of the Business Combination, see the section titled “Material United States Federal Income Tax Considerations.”

New Hillman’s certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings and the federal district courts as the sole and exclusive forum for other types of actions and proceedings, in each case, that may be initiated by New Hillman’s stockholders, which could limit New Hillman’s stockholders’ ability to obtain what such stockholders believe to be a favorable judicial forum for disputes with New Hillman or New Hillman’s directors, officers or other employees.
If the Business Combination is consummated, New Hillman’s certificate of incorporation will provide that, unless New Hillman consents to the selection of an alternative forum, any (i) derivative action or proceeding brought on behalf of New Hillman; (ii) action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of New Hillman to New Hillman or New Hillman’s stockholders; (iii) action asserting a claim against New Hillman or any director or officer arising pursuant to any provision of the DGCL or New Hillman’s certificate of incorporation or New Hillman’s bylaws; or (iv) action asserting a claim against New Hillman or any director or officer of New Hillman governed by the internal affairs doctrine, shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware. Subject to the foregoing, the federal district courts of the United States are the exclusive forum for the resolution of any action, suit or proceeding asserting a cause of action under the Securities Act. The exclusive forum provision does not apply to suits brought to enforce any liability or duty created by the Exchange Act. Any person or entity purchasing or otherwise acquiring an interest in any shares of New Hillman’s capital stock shall be deemed to have notice of and to have consented to the forum provisions in New Hillman’s certificate of incorporation. These choice-of-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that he, she or it believes to be favorable for disputes with New Hillman or New Hillman’s directors, officers or other employees, which may discourage such lawsuits. We note that there is uncertainty as to whether a court would enforce these provisions and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
Alternatively, if a court were to find these provisions of New Hillman’s certificate of incorporation inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, New Hillman may incur additional costs associated with resolving such matters in other jurisdictions, which could materially adversely affect New Hillman’s business, financial condition and results of operations and result in a diversion of the time and resources of New Hillman’s management and board of directors.

INFORMATION ABOUT THE PARTIES TO THE BUSINESS COMBINATION
Landcadia
Landcadia is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. For more information regarding Landcadia, see the section entitled “Other Information Related to Landcadia.”
Merger Sub
Merger Sub is a wholly-owned subsidiary of Landcadia formed solely for the purpose of effecting the Business Combination. Merger Sub was incorporated under the DGCL on January 19, 2021. Merger Sub owns no material assets and does not operate any business.
Hillman Holdco
HMAN Group Holdings Inc., and its wholly-owned subsidiaries (collectively, “Hillman”) are among the largest providers of hardware-related products and related merchandising services to retail markets in North America. Hillman Holdco’s principal business is operated through its wholly-owned subsidiary, The Hillman Group, Inc. and its wholly-owned subsidiaries. Hillman Group sells its products to hardware stores, home centers, mass merchants, pet supply stores, and other retail outlets principally in the United States, Canada, Mexico, Latin America, and the Caribbean. Product lines include thousands of small parts such as fasteners and related hardware items; threaded rod and metal shapes; keys, key duplication systems, and accessories; builder’s hardware; personal protective equipment, such as gloves and eye-wear; and identification items, such as tags and letters, numbers, and signs. Hillman Group supports product sales with services that include design and installation of merchandising systems, maintenance of appropriate in-store inventory levels, and break-fix for its robotics kiosks.

THE SPECIAL MEETING
Overview
This proxy statement/prospectus is being provided to Landcadia Stockholders as part of a solicitation of proxies by the Landcadia Board for use at the Special Meeting to be convened on [•], 2021 and at any adjournments or postponements of such meeting. This proxy statement/prospectus is being furnished to Landcadia Stockholders on or about [•], 2021. In addition, this proxy statement/prospectus constitutes a prospectus for New Hillman in connection with the issuance by New Hillman of common stock to be delivered to Hillman Holdco’s stockholders in connection with the Business Combination.
Date, Time and Place of the Special Meeting
The Special Meeting will be a virtual meeting conducted exclusively via live webcast starting at [•] a.m., New York City time, on [•], 2021, or at such other date, time and place to which such meeting may be adjourned or postponed, to consider and vote upon the proposals. Stockholders may attend the special meeting online, vote, view the list of stockholders entitled to vote at the special meeting and submit your questions during the special meeting by visiting [•] and entering your 12-digit control number, which is either included on the proxy card you received or obtained through Continental Stock Transfer & Trust Company. Because the special meeting is completely virtual and being conducted via live webcast, stockholders will not be able to attend the meeting in person.
Proposals
At the Special Meeting, Landcadia Stockholders will vote upon:
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the Business Combination Proposal;

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the Charter Proposal;

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the Advisory Charter Proposals;

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the Stock Issuance Proposal;

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the Incentive Plan Proposal;

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the ESPP Proposal;

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the Director Election Proposal; and

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the Adjournment Proposal.

LANDCADIA’S BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE BUSINESS COMBINATION PROPOSAL AND THE OTHER PROPOSALS TO BE PRESENTED AT THE SPECIAL MEETING ARE IN THE BEST INTERESTS OF AND ADVISABLE TO THE LANDCADIA STOCKHOLDERS AND RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE PROPOSALS DESCRIBED ABOVE.
Record Date; Outstanding Shares; Shares Entitled to Vote
Landcadia has fixed the close of business on [•], 2021 as the “record date” for determining Landcadia Stockholders entitled to notice of and to attend and vote at the Special Meeting. As of the close of business on [•], 2021, there were [•] Landcadia Shares outstanding and entitled to vote. Each Landcadia Share is entitled to one vote per share at the Special Meeting.
Quorum
A quorum of Landcadia Stockholders is necessary to hold a valid meeting. A quorum will exist at the Special Meeting with respect to each matter to be considered at the Special Meeting if the holders of a majority of Landcadia Shares are present in person (which would include presence at the virtual Special

Meeting) or represented by proxy at the Special Meeting. All shares represented by proxy are counted as present for purposes of establishing a quorum.
Vote Required and Landcadia Board Recommendation
The Business Combination Proposal
Landcadia Stockholders are being asked to consider and vote on a proposal to adopt the Merger Agreement and thereby approve the Business Combination. You should carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination. In particular, your attention is directed to the full text of the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus.
Approval of the Business Combination Proposal requires the affirmative vote of a majority of the votes cast by Landcadia Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal. The Business Combination cannot be completed unless the Business Combination Proposal is adopted by the affirmative vote of a majority of the votes cast by Landcadia Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Landcadia Stockholders of the Class A common stock and Landcadia Stockholders of the Class B common stock will vote together as a single class on all matters submitted to a vote of our stockholders, except as required by law.
The Business Combination Proposal is a condition to the presentation of the other proposals and is conditioned on the approval of the other condition precedent proposals.
LANDCADIA’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE BUSINESS COMBINATION PROPOSAL.
The Charter Proposal
Approval of the Charter Proposal requires the affirmative vote of a majority of the outstanding Landcadia Shares, voting together as a single class. Abstentions and broker non-votes have the same effect as a vote “AGAINST” the proposal.
The Charter Proposal is conditioned on the approval of the other condition precedent proposals.
LANDCADIA’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE CHARTER PROPOSAL.
The Advisory Charter Proposals
Approval of each of the Advisory Charter Proposals, each of which is a non-binding vote, requires the affirmative vote of a majority of the votes cast by Landcadia Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal.
LANDCADIA’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE ADVISORY CHARTER PROPOSALS.
The Stock Issuance Proposal
Approval of the Stock Issuance Proposal requires the affirmative vote of a majority of the votes cast by Landcadia Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal.
The Stock Issuance Proposal is conditioned on the approval of the other condition precedent proposals.

LANDCADIA’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE STOCK ISSUANCE PROPOSAL.
The Incentive Plan Proposal
Approval of the Incentive Plan Proposal requires the affirmative vote of a majority of the votes cast by Landcadia Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal.
The Incentive Plan Proposal is conditioned on the approval of the other condition precedent proposals.
LANDCADIA’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE INCENTIVE PLAN PROPOSAL.
The ESPP Proposal
Approval of the ESPP Proposal requires the affirmative vote of a majority of the votes cast by Landcadia Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal
The ESPP Proposal is conditioned on the approval of the condition precedent proposals.
LANDCADIA’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE ESPP PROPOSAL.
The Director Election Proposal
The election of directors is decided by a plurality of the votes cast by the stockholders present in person (which would include presence at the virtual special meeting) or represented by proxy at the special meeting and entitled to vote on the election of directors. This means that each of the director nominees will be elected if they receive more affirmative votes than any other nominee for the same position. Stockholders may not cumulate their votes with respect to the election of directors.
Failure to vote by proxy or to vote in person (which would include voting at the virtual special meeting), an abstention from voting, or a broker non-vote will have no effect on the election of directors.
The election of the director nominees in the Director Election Proposal is conditioned on the approval of the other condition precedent proposals.
LANDCADIA’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE ELECTION OF EACH OF THE DIRECTOR NOMINEES TO THE BOARD OF DIRECTORS.
Adjournment Proposal
If the chairman of the Special Meeting does not adjourn the Special Meeting, Landcadia Stockholders may be asked to vote on a proposal to adjourn the Special Meeting, or any postponement thereof, to another time or place if necessary or appropriate (i) due to the absence of a quorum at the Special Meeting, (ii) to prevent a violation of applicable law, (iii) to provide to Landcadia Stockholders any supplement or amendment to this proxy statement/prospectus and/or (iv) to solicit additional proxies if Landcadia reasonably determines that it is advisable or necessary to do so in order to obtain Landcadia stockholder approval for the Merger Agreement and thereby approval of the Business Combination or the other condition precedent proposals.
Approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by Landcadia Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal.

LANDCADIA’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE ADJOURNMENT PROPOSAL.
Voting Your Shares
Landcadia Stockholders may vote electronically at the Special Meeting by visiting [•] or by proxy. Landcadia recommends that you submit your proxy even if you plan to attend the Special Meeting. If you vote by proxy, you may change your vote by submitting a later dated proxy before the deadline or by voting electronically at the Special Meeting.
If your Landcadia Shares are owned directly in your name with our transfer agent, Continental Stock Transfer & Trust Company, you are considered, with respect to those shares, the “stockholder of record.” If your shares are held in a stock brokerage account or by a bank or other nominee or intermediary, you are considered the beneficial owner of shares held in “street name” and are considered a “non-record (beneficial) stockholder.”
If you are a Landcadia Stockholder of record you may use the enclosed proxy card to tell the persons named as proxies how to vote your shares. If you properly complete, sign and date your proxy card, your shares will be voted in accordance with your instructions. The named proxies will vote all shares at the meeting for which proxies have been properly submitted and not revoked. If you sign and return your proxy card but do not mark your card to tell the proxies how to vote, your shares will be voted “FOR” the proposals to adopt the Merger Agreement and the other proposals presented at the Special Meeting.
Your shares will be counted for purposes of determining a quorum if you vote:
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by submitting a properly executed proxy card or voting instruction form by mail; or

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electronically at the Special Meeting.

Abstentions will be counted for determining whether a quorum is present for the Special Meeting.
Voting instructions are printed on the proxy card or voting information form you received. Either method of submitting a proxy will enable your shares to be represented and voted at the Special Meeting.
Voting Shares Held in Street Name
If your Landcadia Shares are held in an account through a broker, bank or other nominee or intermediary, you must instruct the broker, bank or other nominee how to vote your shares by following the instructions that the broker, bank or other nominee provides you along with this proxy statement/prospectus. Your broker, bank or other nominee may have an earlier deadline by which you must provide instructions to it as to how to vote your Landcadia Shares, so you should read carefully the materials provided to you by your broker, bank or other nominee or intermediary.
If you do not provide voting instructions to your bank, broker or other nominee or intermediary, your shares will not be voted on any proposal on which your bank, broker or other nominee does not have discretionary authority to vote. In these cases, the bank, broker or other nominee or intermediary will not be able to vote your shares on those matters for which specific authorization is required. Brokers do not generally have discretionary authority to vote on any of the proposals.
Broker non-votes are shares held by a broker, bank or other nominee or intermediary that are present or represented by proxy at the Special Meeting, but with respect to which the broker, bank or other nominee or intermediary is not instructed by the beneficial owner of such shares how to vote on a particular proposal and the broker does not generally have voting power on such proposal. Because brokers, banks and other nominees or intermediaries do not generally have discretionary voting with respect to any of the proposals, if a beneficial owner of Landcadia Shares held in “street name” does not give voting instructions to the broker, bank or other nominee for any proposal, then those shares will not be present or represented by proxy at the Special Meeting.
Revoking Your Proxy
If you are a Landcadia Stockholder of record, you may revoke your proxy at any time before it is voted at the Special Meeting by:

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timely delivering a written revocation letter to the Corporate Secretary of Landcadia;

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signing and returning by mail a proxy card with a later date so that it is received prior to the Special Meeting; or

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attending the Special Meeting and voting electronically by visiting the website established for that purpose at [•] and entering the control number found on your proxy card, voting instruction form or notice you previously received. Attendance at the Special Meeting will not, in and of itself, revoke a proxy.

If you are a non-record (beneficial) Landcadia Stockholder, you should follow the instructions of your bank, broker or other nominee regarding the revocation of proxies.
Share Ownership and Voting by Landcadia’s Officers and Directors
As of the record date, the Landcadia directors and officers and their affiliates had the right to vote 14,000,000 Landcadia Shares, representing approximately 22.4% of the Landcadia Shares then outstanding and entitled to vote at the meeting. Landcadia’s Sponsors, directors and members of the management team have entered into an amended and restated letter agreement with us to vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Charter Proposal, “FOR” the approval, on an advisory basis, of each of the Advisory Charter Proposals, “FOR” the approval of the Stock Issuance Proposal, “FOR” the approval of the Incentive Plan Proposal, “FOR” the approval of the ESPP Proposal, “FOR” the election of each of the director nominees to the board of directors and “FOR” the approval of the Adjournment Proposal.
Redemption Rights
Public stockholders may seek to redeem the public shares that they hold, regardless of whether they vote for or against the proposed Business Combination or do not vote at the Special Meeting. Any public stockholder may request redemption of their public shares for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes, divided by the number of then issued and outstanding public shares. If a holder properly seeks redemption as described in this section and the Business Combination is consummated, the holder will no longer own these shares following the Business Combination.
Notwithstanding the foregoing, a public stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking redemption rights with respect to 15% or more of the shares of the public shares. Accordingly, if a public stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.
Landcadia’s Sponsors will not have redemption rights with respect to any Landcadia Shares owned by them, directly or indirectly.
You will be entitled to receive cash for any public shares to be redeemed only if you:
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(a) hold public shares or (b) hold public shares through units and you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares; and

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prior to [•] p.m., New York City time, on [•], 2021, (a) submit a written request, including the legal name, phone number and address of the beneficial owner of the shares for which redemption is requested, to the transfer agent that Landcadia redeem your public shares for cash and (b) deliver your public shares to the transfer agent, physically or electronically through DTC.

If you hold the shares in street name, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Public shares that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $80 and it would be up to the broker whether or not to pass this cost on to the redeeming public stockholder. In the event the proposed Business Combination is not consummated this may result in an additional cost to stockholders for the return of their public shares.
Holders of units must elect to separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact the transfer agent, directly and instruct them to do so.
Any request to redeem public shares, once made, may be withdrawn at any time until the deadline for submitting redemption requests and thereafter, with Landcadia’s consent, until the Closing. Furthermore, if a holder of a public share delivers its certificate in connection with an election of its redemption and subsequently decides prior to the deadline for submitting redemption requests not to elect to exercise such rights, it may simply request that Landcadia instruct the transfer agent to return the certificate (physically or electronically). The holder can make such request by contacting the transfer agent, at the address or email address listed in this proxy statement/prospectus.
If the Business Combination is not approved or completed for any reason, then public stockholders who elected to exercise their redemption rights will not be entitled to redeem their shares. In such case, Landcadia will promptly return any public shares previously delivered by public holders.
For illustrative purposes, based on the cash held in the Trust Account on January 22, 2021 of $500,086,473.96, the estimated per share redemption price would have been approximately $10.00 per public share. Prior to exercising redemption rights, public stockholders should verify the market price of Landcadia Shares as they may receive higher proceeds from the sale of their Landcadia Shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. Landcadia cannot assure its stockholders that they will be able to sell their Landcadia Shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its stockholders wish to sell their shares.
If a public stockholder exercises its redemption rights, then it will be exchanging its redeemed public shares for cash and will no longer own those public shares. You will be entitled to receive cash for your public shares only if you properly exercise your right to redeem your public shares and deliver your Landcadia Shares (either physically or electronically) to the transfer agent, in each case prior to [•] p.m., New York City time, on [•], 2021, the deadline for submitting redemption requests, and the Business Combination is consummated.
Immediately following the Closing, New Hillman will pay public stockholders who properly exercised their redemption rights in respect of their public shares.
Appraisal Rights
Neither Landcadia Stockholders nor Landcadia warrant holders have appraisal rights in connection with the Business Combination under the DGCL.
Potential Purchases of Shares and/or Public Warrants
At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding Landcadia or its securities, Landcadia’s Sponsors, directors, officers, advisors and/or their affiliates, Hillman Holdco and/or its affiliates and the Stockholder Representative and/or its affiliates may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire Landcadia Shares or vote their Landcadia Shares in favor of the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood that (i) the proposals presented for approval at the Special Meeting are approved and/or (ii) Landcadia satisfies the Minimum Proceeds Condition. Any such stock purchases and other transactions may thereby increase the likelihood of obtaining stockholder approval of the Business Combination. This may result in the completion of our Business Combination in a way that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by the Sponsors for nominal value.
Costs of Solicitation
Landcadia will bear the cost of soliciting proxies from Landcadia Stockholders.
Landcadia will solicit proxies by mail. In addition, the directors, officers and employees of Landcadia may solicit proxies from Landcadia Stockholders by telephone, electronic communication, or in person, but will not receive any additional compensation for their services. Landcadia will make arrangements with brokerage houses and other custodians, nominees, and fiduciaries for forwarding proxy solicitation material to the beneficial owners of Landcadia Shares held of record by those persons and will reimburse them for their reasonable out-of-pocket expenses incurred in forwarding such proxy solicitation materials.
Landcadia has engaged a professional proxy solicitation firm, Morrow, to assist in soliciting proxies for the Special Meeting. Landcadia has agreed to pay Morrow a fee of $[•], plus disbursements. Landcadia will reimburse Morrow for reasonable out-of-pocket expenses and will indemnify Morrow and its affiliates against certain claims, liabilities, losses, damages and expenses. Landcadia will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of our common stock for their expenses in forwarding soliciting materials to beneficial owners of our common stock and in obtaining voting instructions from those owners. Landcadia’s management team may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.
Other Business
Landcadia is not aware of any other business to be acted upon at the Special Meeting. If, however other matters are properly brought before the Special Meeting, the proxies will have discretion to vote or act on those matters according to their best judgment and they intend to vote the shares as the Landcadia Board may recommend.
Attendance
Only Landcadia Stockholders on the record date or persons holding a written proxy for any stockholder or account of Landcadia as of the record date may attend the Special Meeting. The Special Meeting will be held in a virtual meeting format only. You will not be able to attend the Special Meeting physically. If you hold your Landcadia Shares in your name as a stockholder of record and you wish to attend the Special Meeting, please visit [•] and enter the control number found on your proxy card. If your Landcadia Shares are held in “street name” in a stock brokerage account or by a bank, broker or other holder of record and you wish to attend the Special Meeting, you must obtain a legal proxy from the bank, broker or other holder of record in order to vote your shares electronically at the Special Meeting.
Assistance
If you need assistance in completing your proxy card or have questions regarding the Special Meeting, please contact Morrow, the proxy solicitation agent for Landcadia, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing [•].

THE BUSINESS COMBINATION PROPOSAL
The Landcadia Stockholders are being asked to approve the Merger Agreement and the transactions contemplated thereby, including the Business Combination. All Landcadia Stockholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus. You are urged to read carefully the Merger Agreement in its entirety before voting on this proposal.
Landcadia may consummate the Business Combination only if all of the condition precedent proposals are approved by the Landcadia Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon.
Structure of the Business Combination
Pursuant to the Merger Agreement, Merger Sub will merge with and into Hillman Holdco, with Hillman Holdco surviving the Business Combination. Upon consummation of the foregoing transactions, Hillman Holdco will be the wholly-owned subsidiary of New Hillman (formerly Landcadia). In addition, New Hillman (formerly Landcadia) will amend and restate its charter to be the Proposed Charter as described in the section of this proxy statement/prospectus titled “Description of New Hillman Securities.” It is intended that such merger be treated as a “reorganization” described in Section 368(a) of the Code and that the Merger Agreement be treated as a “plan of reorganization” for purposes of Section 368 of the Code.
Consideration to Hillman Stockholders
The aggregate value of the consideration paid in respect of Hillman Holdco is approximately $939,580,000, payable as Aggregate Consideration.
In accordance with the terms and subject to the conditions of the Merger Agreement, Landcadia has agreed to pay aggregate consideration in the form of New Hillman common stock (the “Aggregate Consideration”) calculated as described below and equal to a value of approximately (i) $911,300,000 plus (ii) $28,280,000, such amount being the value of 2,828,000 shares of Class B common stock valued at $10.00 per share that our sponsors, TJF, LLC (“TJF Sponsor”) and Jefferies Financial Group Inc. (“JFG Sponsor” and, together with TJF Sponsor, the “Sponsors”), have agreed to forfeit at the closing of the Business Combination (the “Closing”).
At the effective time of the Business Combination, all outstanding shares of common stock of Hillman Holdco will be cancelled in exchange for the right to receive, with respect to each such share, a certain number of shares of New Hillman common stock valued at $10.00 per share equal to (A) (i) the Aggregate Consideration plus (ii) the value that would be received by Hillman Holdco upon the exercise of all outstanding Hillman Holdco options as of immediately prior to the Closing, divided by (B) (i) the total number of shares of Hillman Holdco common stock outstanding as of immediately prior to the Closing plus (ii) the number of shares of Hillman Holdco common stock underlying all then outstanding Hillman Holdco options and shares of Hillman Holdco restricted stock outstanding as of immediately prior to the Closing. See also “Sources and Uses of Funds for the Business Combination” below for more information.
At the effective time of the Business Combination, the Aggregate Consideration will be issued to the then current holders of stock in Hillman Holdco in the form of Class A common stock of New Hillman. The Class A common stock of New Hillman that is required to be issued as merger consideration will be valued at $10.00 per share.
At the effective time, each outstanding Hillman Holdco Option, whether vested or unvested, will be assumed by New Hillman and will be converted into a New Hillman Option with substantially the same terms and conditions as applicable to the Hillman Holdco Option immediately prior to the effective time (including expiration date, vesting conditions and exercise provisions) except that (i) each such Hillman Holdco Option shall be exercisable for that number of shares of New Hillman common stock equal to the product (rounded down to the nearest whole number) of (A) the number of shares of Hillman Holdco common stock subject to such Hillman Holdco Assumed Option immediately prior the effective time multiplied by (B) the Closing Stock Per Option Amount, (ii) the per share exercise price for each share of

New Hillman common stock issuable upon exercise of the New Hillman Option shall be equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (A) the exercise price per share of Hillman Holdco subject to such Hillman Holdco Option immediately prior to the effective time by (B) the Closing Stock Per Option Amount; (iii) the Hillman Holdco Board (or the compensation committee of the Hillman Holdco Board) may appropriately adjust the performance conditions applicable to certain of the New Hillman Options; and (iv) the Hillman Holdco Board (or the compensation committee of the Hillman Holdco Board) may make such other immaterial administrative or ministerial changes to the New Hillman Options as it may determine in good faith are appropriate to effectuate the administration of the New Hillman Options and to ensure consistency with the administrative and ministerial provisions of the New Hillman Incentive Equity Plan;
At the effective time, each share of unvested restricted Hillman Holdco common stock will be cancelled and converted into the right to receive a number of shares of New Hillman Restricted Stock equal to the Closing Stock Per Restricted Share Amount with substantially the same terms and conditions as were applicable to the related share of Hillman Holdco Restricted Stock immediately prior to the effective time (including with respect to vesting and termination-related provisions), except that (i) any per-share repurchase price of such New Hillman Restricted Stock shall be equal to the quotient obtained by dividing (A) the per-share repurchase price applicable to the Hillman Holdco Restricted Stock, by (B) the Closing Stock Per Restricted Share Amount, rounded up to the nearest cent and (ii) the Hillman Holdco Board (or the compensation committee of the Hillman Holdco Board) may make such other immaterial administrative or ministerial changes to the New Hillman Restricted Stock as it may determine in good faith are appropriate to effectuate the administration of the New Hillman Restricted Stock and to ensure consistency with the administrative and ministerial provisions of the New Hillman Incentive Equity Plan.
At the effective time, each Hillman Holdco restricted stock unit will be assumed by New Hillman and converted into a New Hillman RSU with substantially the same terms and conditions as were applicable to such Hillman Holdco RSU immediately prior to the Effective Time (including with respect to vesting and termination-related provisions), except that (i) each New Hillman RSU shall represent the right to receive (subject to vesting) that number of shares of New Hillman common stock equal to the product (rounded up to the nearest whole number) of (A) the number of shares of Hillman Holdco Common Stock underlying the Hillman Holdco RSU immediately prior to the effective time, multiplied by (B) the Hillman Holdco RSU Exchange Ratio; and (ii) the Hillman Holdco Board (or the compensation committee of the Hillman Holdco Board) may make such other immaterial administrative or ministerial changes to the New Hillman RSUs as it may determine in good faith are appropriate to effectuate the administration of the New Hillman RSUs and to ensure consistency with the administrative and ministerial provisions of the New Hillman Incentive Equity Plan.
In addition, pursuant to the A&R Letter Agreement, Landcadia’s Sponsors will, at the Closing of the Business Combination, forfeit a total of 3,828,000 of their shares of Landcadia Class B common stock with 2,828,000 shares being forfeited by the Sponsors on a basis pro rata with their ownership of Landcadia and 1,000,000 additional shares being forfeited by the TJF Sponsor.
No Fractional Shares
No fraction of a share of New Hillman common stock will be issued by virtue of the Business Combination, and each Hillman Holdco stockholder who would otherwise be entitled to a fraction of a share of New Hillman common stock (after aggregating all fractional shares of New Hillman common stock that otherwise would be received by such Hillman Holdco stockholder) shall receive from New Hillman, in lieu of such fractional share (i) one share of New Hillman common stock if the aggregate amount of fractional shares of New Hillman common stock such Hillman Holdco stockholder would otherwise be entitled to is equal to or exceeds 0.50; or (ii) no shares of New Hillman common stock if the aggregate amount of fractional shares of New Hillman common stock such Hillman Holdco stockholder would otherwise be entitled to is less than 0.50.
The Private Placement
Landcadia entered into the Subscription Agreements with the PIPE Investors, pursuant to which, among other things, Landcadia agreed to issue and sell in private placements an aggregate of 37,500,000 shares of Landcadia Class A common stock to the PIPE Investors, including 2,500,000 shares of Landcadia Class A common stock to be purchased by JFG Sponsor, for $10.00 per share.
The Private Placement investment is expected to close substantially concurrently with the Closing. In connection with the Closing, all of the issued and outstanding shares of Landcadia Class A common stock, including the shares of Landcadia Class A common stock issued to the PIPE Investors, will be exchanged, on a one-for-one basis, for shares of New Hillman common stock.
Background of the Business Combination
The terms of the Business Combination are the result of negotiations between the representatives of Landcadia and Hillman Holdco. The following is a brief description of the background of these negotiations and the resulting Business Combination.
Landcadia is a blank check company incorporated in Delaware and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Our intention was to capitalize on the substantial deal sourcing, investing and operating expertise of our management team to identify and combine with one or more businesses with high growth potential.
On March 13, 2018, JFG Sponsor, through a subsidiary, purchased 100% of the membership interests in Landcadia for $1,000. On August 24, 2020, TJF Sponsor purchased a 51.7% membership interest in Landcadia for $1,070. Simultaneously we converted the Company from a limited liability company to a corporation and issued stock in exchange for outstanding membership interests. The Sponsors were issued 11,500,000 Class B shares based on the proportional interest in the Company. Further, on September 16, 2020, we effected a 1:1.25 stock split of the founder shares so that a total of 14,375,000 founder shares were issued and outstanding. Subsequently on November 22, 2020 the Sponsors forfeited an aggregate of 1,875,000 shares of Class B common stock because the underwriters did not exercise their over-allotment option. As of the date of this prospectus, the Sponsors own an aggregate of 12,500,000 shares of Class B common stock.
On October 14, 2020, we consummated our IPO. Simultaneously with the closing of the IPO, our Sponsors purchased an aggregate of 8,000,000 private placement warrants in connection with Landcadia’s initial public offering, at a price of $1.50 per warrant, or $12,000,000 in the aggregate. Each private placement warrant entitles the holder to purchase one share of Class A common stock at $11.50 per share. The private placement warrants (including the Class A common stock issuable upon exercise of the private placement warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold until 30 days after the completion of the Business Combination.
Prior to the consummation of our IPO, neither Landcadia, nor anyone on its behalf, engaged in any substantive discussions, directly or indirectly, with any business combination target with respect to an initial business combination with Landcadia.
After our IPO, our officers and directors commenced an active search for prospective businesses or assets to acquire in our initial business combination. Representatives of Landcadia were contacted by, and representatives of Landcadia contacted, numerous individuals, financial advisors and other entities who offered to present ideas for business combination opportunities. Our officers and directors and their affiliates also brought to our attention target business candidates.
During this search process, Landcadia reviewed several business combination opportunities. Hillman Holdco was the first potential target with whom Landcadia entered into substantive discussions.
In June 2014, affiliates of CCMP Capital Advisors, LP (“CCMP”) acquired control of Hillman Holdco. CCMP owns approximately 79% of the voting securities of Hillman Holdco and has the right to designate a majority of the directors to the Hillman Holdco board of directors. The current board of directors of Hillman Holdco is comprised of nine directors, including Richard Zannino, Joseph Scharfenberger and Kristin Steen, who are each Managing Directors of CCMP.
Hillman Holdco engaged Jefferies on June 15, 2019 and Barclays Capital Inc. (“Barclays”) on June 24, 2019, to review strategic alternatives, including a sale of control of Hillman. As part of such review, representatives of Hillman Holdco and Jefferies discussed the possibility of pursuing a SPAC transaction. In September 2020, Barclays and Jefferies, on behalf of Hillman Holdco, commenced a comprehensive auction process seeking interest in acquiring control of Hillman Holdco. As part of this process, Barclays and Jefferies reached out to approximately 20 parties. Hillman Holdco, through Barclays and Jefferies, received first round indications of interest on October 19, 2020 from multiple parties. As part of the ongoing discussions with representatives of Hillman Holdco regarding the prospect of combining Hillman Holdco with a SPAC, in late October, representatives of Jefferies introduced representatives of Landcadia to representatives of Hillman Holdco.
On November 2, 2020, representatives of Hillman Holdco requested and Jefferies prepared an illustrative SPAC analysis and financial model for the potential business combination between Landcadia and Hillman Holdco based on various potential valuations and transaction structures. Jefferies prepared a series of illustrative analyses between November 3, 2020 and November 6, 2020.
On November 5, 2020, representatives of Hillman Holdco requested that Jefferies send Tilman Fertitta, Richard Handler and Steven Scheinthal, the Chief Executive Officer and Co-Chairman, President and Co-Chairman and Vice President, General Counsel and Secretary of Landcadia, respectively, the illustrative SPAC analysis outlining an illustrative valuation for Hillman at a multiple of 12.7x 2021E EBITDA to the market.
On November 6, 2020, members of Landcadia’s management team, including Messrs. Fertitta and Scheinthal, Rick Liem and Nick Daraviras, conducted a high-level introductory call with representatives of Hillman, including Messrs. Cahill and Kraft. Representatives from CCMP, Jefferies and Barclays were also on the call. During the call, the parties discussed a revised valuation for Hillman of 12.0x 2021E EBITDA to the market, which reflected Landcadia’s view that investor demand would be enhanced for both the Private Placement and Landcadia Class A common stock at a lower valuation; further widening the valuation discount to Hillman’s publicly traded peers. Following the call it was agreed that the companies would proceed with negotiations and Landcadia began performing business due diligence on Hillman. Representatives of JFG Sponsor assisted Landcadia in performing due diligence on Hillman.
On November 9, 2020, Mr. Handler and Nick Daraviras of Landcadia and representatives from Jefferies and JFG Sponsor participated in a follow-up call with representatives of Hillman, including Doug Cahill, Rocky Kraft, Joe Scharfenberger, Kristin Steen and Rich Zannino, and representatives from Barclays, at which the parties again discussed high-level introductory matters, largely for the benefit of certain representatives of Landcadia who did not participate in the November 6 call.
On November 11, 2020, Landcadia held a call with Jefferies to discuss an overview of the business combination process and the next steps required for conducting initial business due diligence on Hillman.
On November 12, 2020, Landcadia and Hillman Holdco entered into a confidentiality agreement, which was sent by Barclays to Landcadia on November 9, 2020 and subsequently negotiated by Landcadia with Hillman and its outside counsel, Ropes & Gray LLP (“Ropes and Gray”). Later that day, Landcadia’s management team received a more detailed management presentation from Hillman.
On November 15, 2020, Landcadia’s management team prepared a draft letter of intent (“LOI”) outlining certain proposed terms for the potential business combination, including an enterprise value for Hillman Holdco of approximately $2.688 billion, which was equivalent to a multiple of 12.0x 2021E EBITDA to the market, and which included $500 million in cash from the Trust Account, $500 million from a proposed private placement, $965 million in rollover equity, $805 million in new debt, $15 million in cash from the combined company’s balance sheet and $125 million in founder shares. The LOI also provided that $50 million of cash would remain on the balance sheet after the closing for working capital purposes and that $150 million of the merger consideration would be paid in cash and the remaining portion would be paid to the Hillman Holdco stockholders in shares of Landcadia Class A common stock, valued at $10.00 per share. Landcadia sent the initial draft to its outside counsel, White & Case LLP (“White & Case”) for their review.
On November 16, 2020, White & Case, on behalf of Landcadia, sent the draft LOI to Hillman and Ropes & Gray.

Between November 16, 2020 and November 23, 2020, Landcadia, Hillman and their respective counsels negotiated the terms of the LOI.
On November 17, 2020, Landcadia requested and Jefferies provided a proposed transaction timeline that was shared with Hillman and its representatives.
On November 18, 2020, members of Hillman’s management team, including Doug Cahill, Rocky Kraft, Jon Michael Adinolfi, Kim Corbitt and Randy Fagundo, delivered an in-depth management presentation via videoconference to Tilman Fertitta, Steven Scheinthal, Rick Liem and Nick Daraviras from Landcadia. The presentation provided a comprehensive overview of Hillman’s business, from which additional due diligence items were identified by Landcadia to be addressed in subsequent meetings. Representatives from JFG Sponsor, Jefferies and CCMP were also in attendance.
On November 23, 2020, members of Hillman’s management presented a detailed financial forecast model to members of Landcadia’s management, at Landcadia’s request. Also in attendance were representatives from CCMP, JFG Sponsor, Jefferies and Barclays. See the section entitled “— Certain Projected Financial Information” below for a further discussion of such financial forecast. Later that day, Landcadia and Hillman signed the LOI that had been negotiated as described above, which included a proposed enterprise value for Hillman of approximately $2.688 billion (which was equivalent to a multiple of 12.0x 2021E EBITDA to the market), with aggregate merger consideration of $1.144 billion to be paid in cash and shares of Landcadia Class A common stock. The LOI provided that Landcadia would, concurrently with the signing of the Merger Agreement, enter into customary and binding subscription agreements for $500 million of Class A common stock to be issued in a private placement and debt commitment letters to provide debt financing in an aggregate amount up to $1.333 billion. The proceeds of the Trust Account, the private placement and the debt financing would be used to provide for cash consideration of $150 million, reduce Hillman’s existing long term debt so that it would not exceed $833 million, and provide $50 million of cash for the combined company’s balance sheet at closing, with any additional funding to decease long term debt to $800 million and then increase the cash consideration. The portion of the merger consideration not paid in cash would be paid to the Hillman Holdco stockholders in shares of Landcadia’s Class A common stock, valued at $10.00 per share. In addition, JFG Sponsor and TJF Sponsor agreed to forfeit an aggregate of 2,828,000 founder shares at Closing, with an equal number of shares of New Hillman common stock to be issued to certain stockholders specified by the board of directors of Hillman Holdco as additional consideration. The LOI further provided that Landcadia would have the right to appoint two directors to New Hillman’s board of directors at Closing and Hillman and Landcadia would mutually agree on the other director appointees.
On November 23, 2020, Landcadia, Hillman and their respective legal advisors from Ropes & Gray and White & Case held a conference call to discuss the proposed terms of the Merger Agreement and the preparation of the other transaction documentation.
On November 26, 2020, Jefferies and Barclays began confidential discussions with potential investors relating to the private placement (“PIPE”). Landcadia, Hillman and representatives of Jefferies and Barclays worked together to prepare a PIPE marketing presentation.
On November 30, 2020, Landcadia requested that White & Case commence legal due diligence and prepare a definitive merger agreement. Access was granted to a data room that had been set up to facilitate legal diligence and business diligence.
On December 4, 2020, representatives of Landcadia, Hillman, Jefferies and Barclays commenced a series of conference calls and follow-up calls with prospective PIPE investors. These calls continued through January 20, 2021.
On December 14, 2020, Landcadia, Hillman and their respective legal advisors held a conference call to discuss the proxy and registration statement on Form S-4 and the status of the other transaction documentation.
On December 17, 2020, the management team of Landcadia and representatives of Hillman held a due diligence call to discuss the details and assumptions that Hillman used in developing its operating model and financial projections for each of its business segments. Also on the call, certain third-party advisors to

Landcadia discussed financial due diligence that had been conducted. Representatives from Jefferies were also in attendance. See the section entitled “— Certain Projected Financial Information” below for a further discussion of such financial projections.
Also on December 17, 2020, Hillman and Jefferies executed a letter agreement reinstating their agreement that Jefferies act as Hillman’s financial advisor in a possible transaction. In connection with the reinstatement, Hillman acknowledged and waived certain conflicts of interests that Jefferies had relating to the proposed business combination with Landcadia, including the fact that JFG Sponsor, Jefferies’ ultimate parent, is a stockholder and one of the Sponsors of Landcadia.
On December 18, 2020, representatives of Landcadia and representatives of Hillman held a series of discussions to conduct due diligence relating to Hillman’s competitive landscape, industry background, company positioning and supplier and customer dynamics. Representatives from Jefferies and White & Case were also in attendance.
On December 30, 2020, Landcadia instructed Jefferies to prepare, and Jefferies provided, an updated proposed transaction structure and valuation for Hillman, including $500 million in cash from the Trust Account, $500 million from a PIPE, $996 million rollover equity, $845 million in new debt, $15 million in cash from the balance sheet, and $125 million in founder shares.
On December 31, 2020, White & Case, on behalf of Landcadia, distributed a draft merger agreement to Hillman and Ropes & Gray. Between January 7, 2021 and January 24, 2021, representatives of Landcadia, JFG Sponsor, Hillman, White & Case and Ropes & Gray negotiated the terms of the definitive Merger Agreement and the related documents contemplated thereby, including the disclosure schedules, the A&R Letter Agreement to be entered into by the Sponsors and certain other parties and the voting and support agreements to be entered into by the Hillman Holdco supporting stockholders, and representatives of Landcadia, Hillman, White & Case and Ropes & Gray, together with representatives of JFG Sponsor, Jefferies and Barclays negotiated the terms of the Subscription Agreements for the Private Placement with representatives of the PIPE Investors. During the course of the negotiations it was decided, among other things, that Hillman would enter into the commitment letters relating to the debt financing instead of Landcadia.
On January 13, 2021, as a result of discussions with, and feedback from, potential investors during the PIPE marketing process, representatives of Landcadia and Jefferies and Hillman agreed to reduce the acquisition multiple to 11.0x estimated 2021 EBITDA to the market, or approximately $2.6 billion, reduce the size of the Private Placement to $350 million, and that JFG Sponsor would acquire $25 million of Landcadia Class A common stock in the Private Placement. In addition, it was determined that at this revised valuation, the stockholders of Hillman Holdco would not sell any of their Hillman Holdco shares for cash consideration. Representatives from Landcadia, Jefferies and Hillman believed this lower valuation would significantly increase demand for both the Private Placement and the shares of Landcadia Class A common stock as it represented stronger relative value compared to Hillman’s publicly traded peers. In addition, the parties agreed that TJF Sponsor would forfeit an additional 1,000,000 founder shares at Closing.
On January 21, 2021, certain third-party advisors to Landcadia discussed the results of tax diligence that had been conducted. Representatives from Hillman and Jefferies were also in attendance. Later on the same day, Hillman arranged for a series of calls for representatives of JFG Sponsor to ask due diligence questions and engage with key suppliers of Hillman’s products.
On January 22, 2021, Hillman arranged for a series of calls for representatives of JFG Sponsor to ask due diligence questions and engage with certain of Hillman’s key customers.
Later on January 22, 2021, at Landcadia’s direction, Jefferies and Barclays closed the Private Placement book to new orders; PIPE Investors, including JFG Sponsor, began providing their signature pages to the Subscription Agreements in escrow. As a result of the demand received by PIPE Investors for participation in the Private Placement, Landcadia, Hillman, Jefferies and Barclays decided to increase the Private Placement from $350 million to $375 million. Later that evening, representatives from Landcadia and Hillman agreed to a timeline whereby they would sign the Merger Agreement before the market opening on January 25, 2021, announce the transaction and host an investor call later in the morning of January 25, 2021.

On January 24, 2021, Landcadia’s Board held a special board meeting via video conference to discuss the business combination, commitments and support from existing stockholders and prospective PIPE Investors and the terms of the definitive agreements. Prior to the special board meeting, the members of Landcadia’s Board were made aware of certain conflicts of interest that Jefferies and Mr. Handler had relating to the potential transaction with Hillman. Mr. Handler did not attend the special board meeting, but advised Mr. Scheinthal prior to the meeting that he approved the proposed transaction. A representative from Jefferies briefed the Landcadia Board on the terms of the Merger Agreement and discussed the status of the Private Placement. A representative from JFG Sponsor briefed the Landcadia Board on the findings of the financial and business due diligence. A representative from White & Case briefed the Landcadia Board on the findings of legal due diligence. Following the discussions, the Board unanimously voted in favor of approving the Merger Agreement, the Subscription Agreements and the transactions contemplated thereby. In approving the transactions, the Landcadia Board determined that the aggregate fair market value of the proposed Business Combination was at least 80% of the assets held in the trust account. Also on January 24, 2021, Jefferies provided a disclosure letter to Hillman, pursuant to which Hillman again acknowledged and waived certain conflicts of interests that Jefferies had relating to the proposed business combination with Landcadia, including the fact that JFG Sponsor, Jefferies’ ultimate parent, is a stockholder and one of the Sponsors of Landcadia.
Later on January 24, 2021, the parties entered into the Merger Agreement and related agreements, including the A&R Letter Agreement signed by the Sponsors and certain other parties and the voting and support agreements signed by the Hillman Holdco supporting stockholders, and Landcadia entered into the Subscription Agreements for the Private Placement with the PIPE Investors, including a Subscription Agreement with JFG Sponsor, pursuant to which it agreed to purchase 2,500,000 shares of Landcadia Class A common stock for $25 million. On January 25, 2021, Landcadia and Hillman issued a press release announcing the Business Combination and each filed a Current Report on Form 8-K with the SEC including the press release and an investor presentation to be used in meetings with current and potential investors. Later on January 25, 2021, the parties hosted an investor call.
Landcadia’s Board of Directors’ Reasons for the Approval of the Business Combination
On January 24, 2021, our Board unanimously (i) approved the signing of the Merger Agreement and the transactions contemplated thereby and (ii) directed that the Merger Agreement, related transaction documentation and other proposals necessary to consummate the Business Combination be submitted to our stockholders for approval and adoption, and recommended that our stockholders approve and adopt the Merger Agreement, related transaction documentation and such other proposals. Before reaching its decision, our board of directors reviewed the results of management’s due diligence, which included:
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extensive meetings (virtually and in person) and calls with Hillman’s management team and representatives regarding operations, company services, major customers, financial prospects, the pipeline of potential new products and services and possible acquisitions, among other customary due diligence matters;

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review of Hillman’s material business contracts and certain other legal and commercial diligence;

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regulatory review of Hillman’s model on a state-by-state basis and review of certain international regions;

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financial and accounting diligence; and

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creation of a financial model in conjunction with management of Hillman and CCMP.

Our board of directors considered a wide variety of factors in connection with its evaluation of the Business Combination. In light of the complexity of those factors, the Landcadia board of directors did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. Different individual members of our board of directors may have given different weight to different factors in their evaluation of the Business Combination.
In the prospectus for our IPO, we identified the following general criteria and guidelines that we believed would be important in evaluating prospective target businesses, although we indicated we may enter into a business combination with a target business that does not meet these criteria and guidelines.

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Business models that are differentiated from or disruptive to entrenched competitors.   We believe that given our management team’s operational and investment experience in the consumer, dining, entertainment and gaming industries we are well-positioned to identify businesses in these industries whose operating models create strong value for their customers by improving customer experiences including utilizing technology to enhance convenience, speed, personalization or other similar factors. Such companies may benefit from our management team’s extensive operational experience and relationships in these industries to assist in further expanding the company’s operations and growth prospects.

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Opportunities for organic growth and add-on acquisitions.   We will seek targets that we believe we can grow, both organically and through acquisitions. We intend to leverage the industry experience and financial acumen of our management team to identify additional operational improvement opportunities for the target business. In addition, we believe that we can utilize our sponsors’ extensive networks to source proprietary opportunities and execute transactions that will help the business or businesses we acquire grow through further acquisitions, if appropriate or beneficial.

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Underperforming potential peak operational and/or financial performance capabilities.   We believe that given our management team’s experience with value-oriented investing, we are well-positioned to identify targets where additional capital investment and effective sponsorship can result in improvements in operational and/or financial performance.

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Offers a value proposition that is not fully recognized by the market.   We will analyze potential business combination targets with a goal of uncovering value that has not been fully recognized and would allow us to invest at prices that we believe to be below intrinsic value.

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History of, or potential for, free cash flow generation.   We will seek one or more businesses or assets that have a history of, or potential for, strong, stable free cash flow generation, with predictable and recurring revenue streams.

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Experienced and motivated management team.   We will seek one or more businesses or assets that have strong, experienced management teams or those that provide a platform for us to assemble a strong effective and experienced management team. We will focus on management teams with a proven track record of driving revenue growth, enhancing profitability and creating value for their stockholders.

These illustrative criteria were not intended to be exhaustive. We stated in the IPO prospectus that any evaluation relating to the merits of a particular initial business combination would be based, to the extent relevant, on these general guidelines as well as other considerations, factors and criteria that our management may deem relevant. In the event that we decided to enter into a business combination with a target business that does not meet the above criteria and guidelines, we indicated that would disclose that the target business does not meet the above criteria in our stockholder communications related to our initial business combination.
In considering the Business Combination, Landcadia’s Board concluded that Hillman met all the above criteria. In particular, the Board considered the following positive factors, although not weighted or in any order of significance:
•
Business models that are differentiated from or disruptive to entrenched competitors.   Hillman is the leading specialty distributor of hardware to winning retailers. Hillman has a durable, entrenched business model with significant moat around it, as evidenced by its ability to manage over 112,000 SKUs for its retail partners across 42,000 locations. Hillman also has over 1,100 person in-store sales and service teams that provide unmatched product and category management for its retail partners.

•
Opportunities for organic growth and add-on acquisitions.   Hillman has an excellent track record of strong financial performance, with 55 years of sales growth out of the last 56 years. Over the past 20 years, Hillman has produced a 6% organic sales CAGR. We believe there are favorable demographic tailwinds that support continued growth going forward.

•
Underperforming potential peak operational and/or financial performance capabilities.   While Hillman achieved record preliminary results for 2020E Revenue and Adjusted EBITDA, we believe the business has not achieved peak performance and will continue its impressive track record of growth. Record 2020E results were driven by the Hardware, Protective Solutions and Canada segments growing combined Adjusted EBITDA by 50% year-over-year, overcoming COVID-19 related weakness in the Robotics & Digital Solutions segment where Adjusted EBITDA declined 16%. The business is poised to achieve new peaks if it can continue to drive performance in the Hardware and Protective Solutions segments while recovering and driving growth in the Robotics & Digital Solutions business as customers become comfortable with the physical interactions required to copy keys and as new organic growth initiatives are rolled out.
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Offers a value proposition that is not fully recognized by the market.   We believe Hillman’s business and the proposed transaction valuation compare favorably across all categories when compared to similar publicly traded distributors. Hillman’s historical sales and EBITDA growth rates exceed its peers while its margin profile is near the top of its peer group. We have determined that Hillman’s closest publicly traded peers are Ferguson PLC (LON: FERG), W. W. Grainger, Inc. (NYSE: GWW), HD Supply Holdings, Inc., Watsco, Inc. (NYSE: WSO), Fastenal Company (Nasdaq: FAST), Pool Corporation (Nasdaq: POOL), and SiteOne Landscape Supply Inc. (NYSE: SITE). This set of peers currently trades at a median EBITDA multiple of 20.2x as of January 22, 2021. As such, we believe the proposed transaction, which valued Hillman at 11.0x forecasted 2021 EBITDA multiple, represents a superior value proposition for the Company’s stockholders.

•
History of, or potential for, free cash flow generation.   Despite maintaining high leverage levels, currently at 7.0x total net debt / 2020 Adjusted EBITDA, Hillman continues to generate strong free cash flows. Hillman’s management team has historically operated a business model focused on positive free cash flow generation. We believe the proposed transaction, which would reduce total net leverage to 3.6x 2020 Adjusted EBITDA, will enhance Hillman’s ability to generate an even stronger free cash flow profile in the future. We believe this will increase Hillman’s optionality to deploy capital to its business.

•
Experienced and motivated management team.   Hillman is led by a seasoned team of industry experts that have demonstrated success over a long period of time. Hillman’s management team has operated with excellence throughout business cycles, most notably during the 2008 Financial Crisis and the COVID-19 pandemic. Both Doug Cahill and Rocky Kraft have previous executive experience at large public companies and Hillman is currently a public SEC filer. We believe management is well-positioned to run a public company.

Although Landcadia’s Board did not seek a third-party valuation, and did not receive any report, valuation or opinion from any third party in connection with the Business Combination, the board of directors relied on the following sources (i) due diligence on Hillman’s business operations; (ii) Landcadia management’s collective experience in public markets transactions in constructing and evaluating financial models/projections and conducting valuations of businesses and (iii) industry expertise and knowledge from its advisors, including Jefferies. The Board concluded that the $2.688 billion valuation of Hillman is fair and reasonable, given the growth prospects, potential industry consolidation and other compelling aspects of the transaction.
The Board also gave consideration to the following negative factors (which are more fully described in the “Risk Factors” section of this proxy statement/prospectus), although not weighted or in any order of significance:
The risk that our public stockholders would vote against the Business Combination proposal or exercise their redemption rights.
The Board considered the risk that some of the current public stockholders would vote against the Business Combination proposal or decide to exercise their redemption rights, thereby depleting the amount of cash available in the trust account to an amount below the minimum required to consummate the Business Combination. The board concluded, however, that this risk was substantially mitigated because Landcadia will have secured commitments equal to $375 million, or approximately 58.7% of the minimum proceeds necessary for closing. Further, the fact that public stockholders may vote for the Business Combination proposal while also exercising their redemption rights mitigates against any incentive a public stockholder might have to vote against the Business Combination proposal, especially to the extent that they hold public warrants which would be worthless if the Business Combination is not completed.
Our management and directors may have different interests in the Business Combination than the public stockholders.
The Board also considered the fact that members of our management and board of directors may have interests that are different from, or are in addition to, the interests of our stockholders generally, including the matters described under “— Interests of Landcadia’s Directors and Officers and Others in the Business Combination” below. However, our board of directors concluded that the potentially disparate interests would be mitigated because (i) these interests were disclosed in the initial public offering prospectus and (ii) these disparate interests would exist or may be even greater with respect to a business combination with another target company.
Certain Projected Financial Information
In connection with its consideration of the potential business combination, Landcadia’s Board were provided with the projections set forth below prepared by management of Hillman (collectively, the “Projections”).
The Projections are included in this proxy statement/prospectus solely to provide Landcadia’s stockholders access to information made available in connection with the Landcadia Board’s consideration of the proposed business combination. The Projections should not be viewed as public guidance. Furthermore, the Projections do not take into account any circumstances or events occurring after the date on which the Projections were prepared, which was December 15, 2020.
The Projections were not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the SEC or the American Institute of Certified Public Accountants with respect to prospective financial information. The Projections have not been audited. Neither the independent registered public accounting firms of Hillman Holdco nor Landcadia or any other independent accountants, have compiled, examined or performed any procedures with respect to the Projections contained herein, nor have they expressed any opinion or any other form of assurance on such information or their achievability, and the independent accounting firms of Hillman Holdco and Landcadia assume no responsibility for, and disclaim any association with, the Projections, as further described in the “Cautionary Note Regarding Forward-Looking Statements” on page 6.
The Projections were prepared in good faith by Hillman management based on their reasonable estimates and assumptions with respect to the expected future financial performance of Hillman at the time the Projections were prepared and speak only as of that time.
While presented with numerical specificity, the Projections are forward-looking and reflect numerous estimates and assumptions including, but not limited to, future industry performance under various industry scenarios as well as assumptions for competition, general business, economic, market and financial conditions and matters specific to the businesses of Hillman, all of which are difficult to predict and many of which are beyond the preparing parties’ control including, among other things, the matters described in the sections entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.”
The Projections were prepared solely for internal use to assist Landcadia in its evaluation of Hillman and the business combination. Hillman Holdco has not warranted the accuracy, reliability, appropriateness or completeness of the projections to anyone, including Landcadia. Neither Hillman Holdco’s management nor any of its respective representatives has made or makes any representations to any person regarding the ultimate performance of Hillman relative to the Projections. The Projections are not fact. The Projections are not a guarantee of actual future performance. The future financial results of Hillman may differ materially from those expressed in the Projections due to factors beyond either of their ability to control or predict.
The Projections are not included in this proxy statement/prospectus in order to induce any Landcadia stockholders to vote in favor of any of the proposals at the special meeting.

We encourage you to review the financial statements of Hillman Holdco included in this proxy statement/ prospectus, as well as the financial information in the sections entitled “Selected Historical Consolidated Financial Information of Hillman Holdco”, and “Unaudited Pro Forma Combined Financial Information” in this proxy statement/prospectus and to not rely on any single financial measure.
Neither Landcadia nor Hillman Holdco or any of their respective affiliates intends to, and, except to the extent required by applicable law, each of them expressly disclaims any obligation to, update, revise or correct the Projections to reflect circumstances existing or arising after the date such Projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the Projections are shown to be in error or any of the Projections otherwise would not be realized.
(US$ in millions)	2020E(1)	2021P(2)	2022P(3)
Net Revenue	$1,368	$1,440	$1,500
Adjusted EBITDA(4)	$221	$240	$260

(1)
2020E represents preliminary year-end results for the 2020 fiscal year.

(2)
2021P represents approximate projected results for the 2021 fiscal year.

(3)
2022P represents approximate projected results for the 2022 fiscal year.

(4)
Adjusted EBITDA is a non-GAAP measure. EBITDA is defined as net income plus tax expense, interest expense and depreciation and amortization. Adjusted EBITDA is defined as EBITDA, excluding non-recurring expenses.

Hillman management also projected long-range (5-year) growth targets of 6% sales CAGR and 10% Adjusted EBITDA CAGR on an organic basis, and 10% sales CAGR and 15% Adjusted EBITDA CAGR on a total basis including continued strategic M&A.
Regulatory Approvals
The Business Combination is subject to the expiration or termination of the waiting period (or any extension thereof) applicable under the HSR Act.
Satisfaction of 80% Test
Nasdaq rules require that our initial business combination must be with one or more target businesses that together have an aggregate fair market value equal to at least 80% of the value of the funds in the trust account (excluding the deferred underwriting commissions and taxes payable on the income earned on the funds held in the trust account) at the time of the execution of a definitive agreement for our initial business combination. As of January 22, 2021, the last business day prior to the execution of the Merger Agreement, the fair value of the funds held in the trust account was approximately $482,586,473.96 (excluding approximately $17.5 million of deferred underwriting commissions and no taxes payable on the income earned on the trust account) and 80% thereof represents approximately $386,069,179.17. In reaching its conclusion that the transaction meets the 80% asset test, our Board reviewed the enterprise value of Hillman of approximately $2,671 million implied by adding the Aggregate Consideration of approximately $939.5 million, plus approximately $835 million of new debt, plus approximately $500 million in cash from the Trust Account, plus proceeds from the Private Placement of $375 million, plus approximately $21.5 million in cash from the combined company’s balance sheet.
In determining whether the enterprise value described above represents the fair market value of Hillman, our committee considered all of the factors described above in this section and the fact that the purchase price for Hillman was the result of an arm’s length negotiation. As a result, our Board concluded that the fair market value of the business acquired was significantly in excess of 80% of the assets held in the trust account (excluding the deferred underwriting commissions and taxes payable on the income earned on the trust account).
Interests of Landcadia’s Sponsors, Directors and Officers in the Business Combination
In considering the recommendation of our board of directors in favor of approval of the Business Combination Proposal, it should be noted that our directors and officers have interests in the Business

Combination that are different from, or in addition to, your interests as a Landcadia Stockholder. These interests include, among other things:
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Our Sponsors will lose their entire investment in us if we do not complete a business combination by October 14, 2022. If we are unable to complete our initial business combination by October 14, 2022, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the public shares and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our Board, liquidate and dissolve, subject in each case to our obligations under the DGCL to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless if we fail to complete our initial business combination by October 14, 2022.

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On March 13, 2018, JFG Sponsor, through a subsidiary, purchased 100% of the membership interests in Landcadia for an aggregate of $1,000. On August 24, 2020, TJF Sponsor purchased a 51.7% membership interest in Landcadia for $1,070. Simultaneously we converted the Company from a limited liability company to a corporation and issued stock in exchange for outstanding membership interests. JFG Sponsor was issued 5,554,500 shares of Class B common stock in exchange for its 48.3% membership interest. On September 16, 2020, we effected a 1:1.25 stock split of the Class B common stock following which JFG Sponsor held 6,943,125 shares of Class B common stock. On November 22, 2020, JFG Sponsor forfeited a total of 905,625 shares of Class B common stock following which JFG Sponsor held 6,037,500 shares of Class B common stock. Upon consummation of the Business Combination, JFG Sponsor will receive 4,671,576 shares of New Hillman common stock in respect of its shares of Class B common stock after giving effect to the forfeiture of 1,365,924 shares of Class B common stock pursuant to the Merger Agreement. Such shares have an aggregate market value of approximately $48,163,948.56 based upon the closing per share price of $10.31 on Nasdaq on March 12, 2021.

In addition, simultaneously with the consummation of Landcadia’s initial public offering, JFG Sponsor purchased 4,000,000 warrants, each exercisable to purchase one share of Landcadia Class A common stock at $11.50 per share, at a price of $1.50 per warrant for an aggregate of $6,000,000. Upon closing each warrant will become exercisable to purchase one share of New Hillman common stock at $11.50 commencing on the later of 30 days following the Closing and 12 months from the closing of our initial business combination, which occurred on October 14, 2020. Such warrants have an aggregate market value of approximately $6,320,000 based upon the closing per warrant price of $1.58 on Nasdaq on March 12, 2021.
Prior to and in connection with Landcadia’s initial public offering, JFG Sponsor paid a total of $6,001,000 to purchase securities with an aggregate market value of approximately $54,483,948.56 based upon closing prices based upon closing prices on Nasdaq on March 12, 2021 (without taking into account any diminution in value resulting from the transfer restrictions on such securities).
Subsequently, between October 13, 2020 and October 21, 2020, Jefferies LLC, the sole underwriter of our initial public offering, and a wholly-owned direct subsidiary of Jefferies Group LLC, a wholly-owned direct subsidiary of JFG Sponsor, purchased an aggregate of 1,500,000 units, consisting of an aggregate of 1,500,000 shares of Class A common stock and 500,000 warrants, for a total of $14,960,284.48 at prices from $9.93 per unit to 10.00 per unit. Such shares have an aggregate market value of approximately $15,465,000 based upon the closing per share price of $10.31 on Nasdaq on March 12, 2021. Such warrants have an aggregate market value of approximately $790,000 based upon the closing per warrant price of $1.58 on Nasdaq on March 12, 2021.
On January 24, 2021, JFG Sponsor committed to purchase 2,500,000 shares of Class A common stock for $25,000,000 at $10.00 per share in connection with the Private Placement immediately prior to or concurrently with the consummation of the Business Combination. Such shares have an aggregate market value of approximately $25,775,000 based upon the closing per share price of $10.31 on Nasdaq on March 12, 2021.
In total, JFG Sponsor paid or committed to pay $45,961,284.48 to purchase securities with an aggregate market value of approximately $96,513,948.56 based upon closing prices on Nasdaq on

March 12, 2021 (without taking into account any diminution in value resulting from the transfer restrictions on such securities).
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On August 24, 2020, TJF Sponsor purchased a 51.7% membership interest in Landcadia for $1,070. Simultaneously we converted the Company from a limited liability company to a corporation and issued stock in exchange for outstanding membership interests. TJF Sponsor was issued 5,945,500 shares of Class B common stock in exchange for its 51.7% membership interest. On September 16, 2020, we effected a 1:1.25 stock split of the Class B common stock following which TJF Sponsor held 7,431,875 shares of Class B common stock. On November 22, 2020, TJF Sponsor forfeited a total of 969,375 shares of Class B common stock following which TJF Sponsor holds 6,462,500 shares of Class B common stock. Upon consummation of the Business Combination, TJF Sponsor will receive 4,000,425 shares of New Hillman common stock in respect of its shares of Class B common stock after giving effect to the forfeiture of 2,462,075 shares of Class B common stock pursuant to the Merger Agreement. Such shares have an aggregate market value of approximately $41,244,381.75 based upon the closing per share price of $10.31 on Nasdaq on March 12, 2021.

In addition, simultaneously with the consummation of Landcadia’s initial public offering, TJF Sponsor purchased 4,000,000 warrants, each exercisable to purchase one share of Landcadia Class A common stock at $11.50 per share, at a price of $1.50 per warrant for an aggregate of $6,000,000. Upon closing each warrant will become exercisable to purchase one share of New Hillman common stock at $11.50 commencing on the later of 30 days following the Closing and 12 months from the closing of our initial business combination, which occurred on October 14, 2020. Such warrants have an aggregate market value of approximately $6,320,000 based upon the closing per warrant price of $1.58 on Nasdaq on March 12, 2021.
In total, TJF Sponsor paid or committed to pay $6,001,070 to purchase securities with an aggregate market value of approximately $47,564,381.75 based upon closing prices on Nasdaq on March 12, 2021 (without taking into account any diminution in value resulting from the transfer restrictions on such securities).
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Our Sponsors and our officers and directors have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their founder shares if Landcadia fails to complete a business combination by October 14, 2022.

•
In order to protect the amounts held in the Trust Account, the Sponsors have agreed that they will be liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have entered into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under our indemnity of the underwriters of our IPO against certain liabilities, including liabilities under the Securities Act.

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In connection with the Closing, our Sponsors would be entitled to the repayment of any working capital loan and advances that have been made to Landcadia and remain outstanding. As of the date of this proxy statement/prospectus, our Sponsors have not made any advances to us for working capital expenses. If we do not complete an initial business combination within the required period, we may use a portion of our working capital held outside the Trust Account to repay the working capital loans, but no proceeds held in the Trust Account would be used to repay the working capital loans.

•
Following the consummation of the Business Combination, we will continue to indemnify our existing directors and officers and will maintain a directors’ and officers’ liability insurance policy.

•
Upon the Closing, subject to the terms and conditions of the Merger Agreement, our Sponsors, our officers and directors and their respective affiliates may be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by Landcadia from time to time, made by our Sponsors or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination. Such reimbursable out-of-pocket expenses, if any, are not expected to be material.

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Richard Handler, our Co-Chairman and President, is also the Chief Executive Officer and director of JFG Sponsor and chairman of the board of directors, Chief Executive Officer and President of JFG Sponsor’s largest subsidiary, Jefferies Group and its largest subsidiary, Jefferies, which, along with its affiliates, own approximately 12% of the outstanding common stock of the Company. Jefferies will be entitled to receive deferred underwriting commission, placement agent fees and capital markets advisory fees from Landcadia upon completion of the Business Combination. In addition, upon closing of the Business Combination, Jefferies will receive M&A advisory fees and financing fees from Hillman. Jefferies Finance, a subsidiary of JFG Sponsor, serves as administrative agent and collateral agent on Hillman Holdco's existing senior credit facilities that are expected to be refinanced in connection with the Closing and is expected to be joint lead arranger, joint lead bookrunner and one of the lenders, and sole administrative agent and sole collateral agent, in New Hillman's first lien term loan facility that is being entered into in connection with the Closing, and expects to receive fees in connection with such role.

In addition, Barclays will be entitled to receive placement agent fees of $2.8 million from Landcadia upon the completion of the Business Combination. Also upon the Closing, Barclays will receive M&A advisory fees and capital markets advisory fees, together in an aggregate amount of $20.3 million, and financing fees of $3.3 million from Hillman.
Sources and Uses of Funds for the Business Combination
The following table summarizes the sources and uses for funding the transactions contemplated by the Merger Agreement. Where actual amounts are not known or knowable, the figures below represent Hillman’s good faith estimate of such amounts assuming a Closing as of January 24, 2021.
(in millions)	Assuming No Redemption	Assuming Maximum Redemption
Sources
Issuance of Shares	$939.5	$939.5
PIPE Investment	375	375
Cash Held in Trust	500	358
New Debt(1)	835	933
Cash on Balance Sheet(1)	21.5	21.5
Total Sources	$2,671	$2,627
Uses
Stock to Current Stockholders	$939.5	$939.5
Paydown of Existing Debt(1)	1,544.5	1,544.5
Fees & Expenses	91	93
Cash to Balance Sheet(1)	96	50
Total Uses	$2,671	$2,627

(1)
Based on Hillman balance sheet as of December 26, 2020.

Directors and Executive Officers of New Hillman After the Business Combination
Subject to the occurrence of the Closing and any limitation with respect to any specific individual imposed under applicable laws and the listing requirements of Nasdaq, effective as of the Closing, Landcadia will take all actions necessary or appropriate (including securing resignations or removals and making such appointments as are necessary) to cause the New Hillman Board to consist of the persons designated by Hillman Holdco in writing prior to Closing. On the Closing Date, Landcadia shall enter into customary indemnification agreements reasonably satisfactory to Hillman Holdco with the individuals to be elected as members of the New Hillman Board, which indemnification agreements shall continue to be effective immediately following the Closing.

Except as otherwise directed in writing by Hillman Holdco, and conditioned upon the occurrence of the Closing, Landcadia will take all actions necessary or appropriate (including securing resignations or removals and making such appointments as are necessary) to cause the persons constituting the officers of Hillman Holdco prior to the effective time of the Business Combination to be the officers of New Hillman (and holding the same titles as held at Hillman Holdco) until the earlier of their resignation or removal or until their respective successors are duly appointed.
Hillman Holdco will take all necessary action prior to the effective time of the Business Combination such that (a) each director of Hillman Holdco in office immediately prior to the effective time of the Business Combination shall cease to be a director immediately following the effective time of the Business Combination (including by causing each such director to tender an irrevocable resignation as a director, effective as of the effective time of the Business Combination) and (b) certain directors or executive officers of Hillman Holdco, determined by Hillman Holdco and communicated to Landcadia in writing prior to the Closing Date, shall be appointed to the Board of Directors of the Surviving Company, effective as of immediately following the effective time of the Business Combination, and, as of such time, shall be the only the directors of Surviving Company (including by causing the Hillman Holdco Board to adopt resolutions prior to the effective time of the Business Combination that expand or decrease the size of the Hillman Holdco Board, as necessary, and appoint such persons to the vacancies resulting from the incumbent directors’ respective resignations or, if applicable, the newly created directorships upon any expansion of the size of the Hillman Holdco Board). Each person appointed as a director of the Surviving Company pursuant to the preceding sentence shall remain in office as a director of the Surviving Company until his or her successor is elected and qualified or until his or her earlier resignation or removal.
Except as otherwise directed in writing by Hillman Holdco, the persons constituting the officers of Hillman Holdco prior to the effective time of the Business Combination will continue to be the officers of the Surviving Company (and will hold the same titles as held at Hillman Holdco) until the earlier of their resignation or removal or until their respective successors are duly appointed.
Stock Exchange Listing
Landcadia’s units, Class A common stock and public warrants are publicly traded on Nasdaq under the symbols “LCYAU”, “LCY” and “LCYAW”, respectively. Landcadia intends to apply to list the New Hillman common stock and public warrants on Nasdaq under the symbols “HLMN” and “HLMNW”, respectively, upon the Closing of the Business Combination. New Hillman will not have units traded following the Closing of the Business Combination.
Accounting Treatment
The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, Landcadia will be treated as the “acquired” company for accounting purposes and the business combination will be treated as the equivalent of Hillman Holdco issuing stock for the net assets of Landcadia, accompanied by a recapitalization. The net assets of Hillman Holdco will be stated at historical cost, with no goodwill or other intangible assets recorded.
Hillman Holdco has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:
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Hillman Holdco’s existing stockholders will have the greatest voting interest in the combined entity under the no and maximum redemption scenarios with 48.7% and 52.7% of the voting interest in each scenario, respectively;

•
The largest individual minority stockholder of the combined entity is an existing stockholder of Hillman Holdco;

•
Hillman Holdco’s directors will represent the majority of the new board of directors of New Hillman;

•
Hillman Holdco’s senior management will be the senior management of New Hillman; and

•
Hillman Holdco, together with its direct and indirect subsidiaries, is the larger entity based on historical revenue and has the larger employee base.

The preponderance of evidence as described above is indicative that Hillman Holdco is the accounting acquirer in the Business Combination.
Vote Required for Approval
This Business Combination Proposal (and consequently, the Merger Agreement and the transactions contemplated thereby, including the Business Combination) will be approved and adopted only with the affirmative vote of a majority of the votes cast by Landcadia Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal.
The Business Combination is conditioned upon the approval of the Business Combination Proposal, subject to the terms of the Merger Agreement. If the Business Combination Proposal is not approved, the other proposals (except the Adjournment Proposal, as described below) will not be presented to the stockholders for a vote.
Landcadia’s Sponsors, directors and members of the management team have agreed to vote the founder shares and any public shares owned by them in favor of the Business Combination Proposal. See “Other Agreements — Landcadia Letter Agreements”and “Other Agreements — A&R Letter Agreement” for more information.
Recommendation of the Landcadia Board
THE LANDCADIA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE LANDCADIA STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.
The existence of financial and personal interests of Landcadia’s directors may result in a conflict of interest on the part of one or more of the directors between what they may believe is in the best interests of Landcadia and its stockholders and what they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “— Interests of Landcadia’s Directors and Officers in the Business Combination” for a further discussion.

THE MERGER AGREEMENT
The following describes certain aspects of the Business Combination, including the material provisions of the Merger Agreement. The following description of the Merger Agreement is subject to, and qualified in its entirety by reference to, the Merger Agreement, which is attached to this proxy statement/prospectus as Annex A, and is incorporated by reference into this proxy statement/prospectus. We urge you to read the Merger Agreement carefully and in its entirety, as it is the legal document governing the Business Combination.
Explanatory Note Regarding the Merger Agreement
The Merger Agreement and this summary are included to provide you with information regarding the terms of the Merger Agreement. The Merger Agreement contains representations and warranties by Landcadia and Hillman Holdco. The representations, warranties and covenants made in the Merger Agreement by Landcadia and Hillman Holdco were qualified and subject to important limitations agreed to by Landcadia and Hillman Holdco in connection with negotiating the terms of the Merger Agreement. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the Merger Agreement may have the right not to consummate the Business Combination if the representations and warranties of the other party were to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Merger Agreement, rather than establishing or attempting to set forth matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to stockholders and reports and documents filed with the SEC and some were qualified by the matters contained in the confidential disclosure schedules that Landcadia and Hillman Holdco each delivered in connection with the Merger Agreement and certain documents filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/prospectus, may have changed since the date of the Merger Agreement.
For the foregoing reasons, the representations and warranties or any descriptions of those provisions should not be read alone or relied upon as presenting the actual state of facts or condition of Landcadia or Hillman Holdco, or any of their respective subsidiaries or affiliates. Instead, such provisions or descriptions should be read only in conjunction with the other information provided elsewhere in this document or incorporated by reference into this proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 270. Notwithstanding the above, if specific material facts exist that might otherwise contradict the representations, warranties and covenants in the Merger Agreement, corrective disclosure has been provided in this proxy statement/prospectus. Landcadia will provide additional disclosures in its public reports to the extent it is aware of the existence of any material facts that are required to be disclosed under federal securities laws and that might otherwise contradict the terms and information, including the representations, warranties and covenants, contained in the Merger Agreement and will update such disclosure as required by federal securities laws to include any material information necessary to provide stockholders with a materially complete understanding of the Merger Agreement and related disclosures.
Closing and Effective Time of the Merger
Unless Landcadia and Hillman Holdco otherwise mutually agree, the Closing will take place on the date which is three business days after the date on which all of the Closing conditions have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing of the Business Combination), but in any event no sooner than sixty (60) days after the date of the Merger Agreement (such date on which the Closing occurs, the “Closing Date”). See “The Merger Agreement — Conditions to Closing” below for a more complete description of the conditions that must be satisfied prior to the Closing.
On the Closing Date, Landcadia and Hillman Holdco will effect the Business Combination by filing a certificate of merger with the Secretary of State of the State of Delaware, and the Business Combination will become effective at the time the certificate of merger has been duly filed. The time at which the Business Combination becomes effective is sometimes referred to in this proxy statement/prospectus as the “effective time”.

As of the date of this proxy statement/prospectus, the parties expect that the Business Combination will be effective during the second quarter of 2021. However, there can be no assurance as to when or if the Business Combination will occur.
If the Business Combination is not completed by July 24, 2021 (the “termination date”), the Merger Agreement may be terminated by either Landcadia or the Stockholder Representative. However, the ability to terminate the Merger Agreement pursuant to the provision described in this paragraph shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the transactions contemplated by the Merger Agreement to occur on or before such date and such action or failure to act constitutes a breach of the Merger Agreement. See “Termination” below for further information.
Treatment of Hillman Holdco Options, Warrants and Restricted Stock
At the effective time, each outstanding Hillman Holdco Option, whether vested or unvested, will be assumed by New Hillman and will be converted into a New Hillman Option with substantially the same terms and conditions as applicable to the Hillman Holdco Option immediately prior to the effective time (including expiration date, vesting conditions and exercise provisions) except that (i) each such Hillman Holdco Option shall be exercisable for that number of shares of New Hillman common stock equal to the product (rounded down to the nearest whole number) of (A) the number of shares of Hillman Holdco common stock subject to such Hillman Holdco Assumed Option immediately prior the effective time multiplied by (B) the Closing Stock Per Option Amount, (ii) the per share exercise price for each share of New Hillman common stock issuable upon exercise of the New Hillman Option shall be equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (A) the exercise price per share of Hillman Holdco subject to such Hillman Holdco Option immediately prior to the effective time by (B) the Closing Stock Per Option Amount; (iii) the Hillman Holdco Board (or the compensation committee of the Hillman Holdco Board) may appropriately adjust the performance conditions applicable to certain of the New Hillman Options; and (iv) the Hillman Holdco Board (or the compensation committee of the Hillman Holdco Board) may make such other immaterial administrative or ministerial changes to the New Hillman Options as it may determine in good faith are appropriate to effectuate the administration of the New Hillman Options and to ensure consistency with the administrative and ministerial provisions of the New Hillman Incentive Equity Plan.
At the effective time, each share of unvested restricted Hillman Holdco common stock will be cancelled and converted into the right to receive a number of shares of New Hillman Restricted Stock equal to the Closing Stock Per Restricted Share Amount with substantially the same terms and conditions as were applicable to the related share of Hillman Holdco Restricted Stock immediately prior to the effective time (including with respect to vesting and termination-related provisions), except that (i) any per-share repurchase price of such New Hillman Restricted Stock shall be equal to the quotient obtained by dividing (A) the per-share repurchase price applicable to the Hillman Holdco Restricted Stock, by (B) the Closing Stock Per Restricted Share Amount, rounded up to the nearest cent; and (ii) the Hillman Holdco Board (or the compensation committee of the Hillman Holdco Board) may make such other immaterial administrative or ministerial changes to the New Hillman Restricted Stock as it may determine in good faith are appropriate to effectuate the administration of the New Hillman Restricted Stock and to ensure consistency with the administrative and ministerial provisions of the New Hillman Incentive Equity Plan.
At the effective time, each Hillman Holdco restricted stock unit will be assumed by New Hillman and converted into a New Hillman RSU with substantially the same terms and conditions as were applicable to such Hillman Holdco RSU immediately prior to the effective time (including with respect to vesting and termination-related provisions), except that (i) each New Hillman RSU shall represent the right to receive (subject to vesting) that number of shares of New Hillman Common Stock underlying the Hillman Holdco RSU immediately prior to the effective time multiplied by the Hillman Holdco RSU Exchange Ratio; and (ii) the Hillman Holdco Board (or the compensation committee of the Hillman Holdco Board) may make such other immaterial administrative or ministerial changes to the New Hillman RSUs as it may determine in good faith are appropriate to effectuate the administration of the New Hillman RSUs and to ensure consistency with the administrative and ministerial provisions of the New Hillman Incentive Equity Plan.

Covenants and Agreements
Conduct of Hillman Businesses Prior to the Completion of the Merger
Hillman Holdco has agreed that, prior to the effective time of the Business Combination, it will, and will cause each Hillman Group Entity to, use commercially reasonable efforts to preserve intact Hillman’s business organizations, keep available the services of its officers and employees and maintain satisfactory relationships with Hillman’s licensors, suppliers, distributors, clients and other business relationships and to conduct Hillman’s operations in the ordinary course of business consistent with past practice (including working capital and cash management practices), subject to specified exceptions, including following Landcadia’s consent, which is not to be unreasonably withheld, conditioned or delayed.
In addition to the general covenants above, Hillman Holdco has agreed that, prior to the effective time of the Business Combination, subject to specified exceptions, each Hillman Group Entity will not without the written consent of Landcadia (which may not be unreasonably withheld, conditioned or delayed):
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except as otherwise required by any Hillman Group Entity’s benefit plans or applicable law (i) increase the compensation, bonus, fringe or other benefits of, or pay or promise any bonus to, any current or former employee, director or independent contractor, other than to any person who is not a director or officer within specified limits; (ii) pay or increase any severance or change-in-control benefits of any current or former employee, director or independent contractor; (iii) enter into, amend (other than immaterial amendments) or terminate any Hillman Group benefit plan (other than annual renewal of welfare plans in the ordinary course of business consistent with past practice that does not materially increase cost to Hillman); (iv) amend or waive performance or vesting criteria or accelerate any vesting or otherwise fund or secure any payment under any Hillman Group benefit plan; (E) enter into, amend or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization; (F) hire or engage any new employee or independent contractor with annual base compensation above a specified amount, other than in the ordinary course of business consistent with past practice; or (G) terminate, other than for cause, any employee or independent contractor with an annual base salary above a specified amount;

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(i) declare, set aside or pay any dividends or make any other distributions (whether in cash, stock or property) to its stockholders; (ii) effect any split, combination, reclassification of its stock; (iii) repurchase or redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any shares of capital stock or other equity interests in any Hillman Group Company; (iv) effect or authorize the grant, issuance, sale or disposal of any stock or equity award in any Hillman Group Entity except as required by any existing Hillman Group benefit plan or applicable law; or (v) issue, deliver, sell, authorize or encumber, or agree to any of the foregoing with respect to, any equity securities or ownership interests, securities convertible into or exchangeable for equity securities or ownership interests, or any rights to acquire or obligations to issue the same;

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amend the organizational documents of any Hillman Group Entity or form any subsidiary;

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effect any merger or business combination, or acquire by any manner, any business, entity or division in one or more transactions, or enter into any agreement (whether or not enforceable) with respect to any of the foregoing;

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(i) transfer, assign, license, covenant not to assert, permit to lapse or expire or otherwise dispose of, encumber or impair, any of its real, tangible, or intangible rights, assets, or properties, other than non-exclusive licenses of owned intellectual property granted to customers or distributors in the ordinary course of business consistent with past practice, any disposition in the ordinary course of business consistent with past practice or the disposition of immaterial assets; (ii) extend, amend, waive, cancel or modify any material rights in or to any material intellectual property; (iii) subject any owned intellectual property to copyleft terms; or (iv) disclose any material trade secrets without a written agreement sufficiently restricting its further disclosure and use;

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(i) issue debt securities or rights to acquire debt securities of any Hillman Group Entity or guarantee debt securities of any other person; (ii) make any loans, advances or capital contributions to, or investments in, or guarantee the indebtedness of any other person other than pursuant to specified agreements in existence on the date of the Merger Agreement or pursuant to Hillman’s existing debt documentation or in connection with the debt financing described in the Merger Agreement; (iii) create any material liens on any of its material assets, other than in the ordinary course of business consistent with past practice or specifically permitted in the Merger Agreement; (iv) cancel or forgive any indebtedness owed to any Hillman Group Entity; or (v) make or commit to any capital expenditures, other than in the ordinary course of business consistent with past practice , or enter into any agreement (whether or not enforceable) with respect to such capital expenditure;
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release, compromise, settle or agree to settle any material legal proceeding material other than in the ordinary course of business consistent with past practice and, in the case of settlements, that do not involve potential payments by or to Hillman in excess of a specified amount;

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(i) other than in the ordinary course of business consistent with past practice, (x) effect any material modification or termination of, or waive, release, or assign any material rights under any contract identified as material in the Merger Agreement or (y) commit to any capital expenditures (other than consistent with the existing capital expenditure budget made available to Landcadia); or (ii) terminate, modify or amend any material term under the existing credit facilities, notes and other existing indebtedness or any commitments thereunder, except in connection with the debt financing;

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make any change in accounting methods, principles or practices except as required by U.S. GAAP or applicable law;

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other than in the ordinary course of business consistent with past practice, (A) make, change or revoke any material election concerning taxes, enter into any material tax closing agreement, settle any material tax claim or assessment, or consent to any extension or waiver of the limitation period applicable to or relating to any material tax claim or assessment, other than any extension pursuant to an extension to file any tax return; (B) file an amended tax return or knowingly surrender a claim for a refund of taxes; or (C) incur any liability for material taxes;

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effect or propose a plan of complete or partial liquidation, restructuring, recapitalization, dissolution or winding-up of any Hillman Group Entity;

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subject to the second bullet above, enter into or amend any agreement with, or pay or advance any assets to any affiliate other than arms-length commercial transactions pursuant to specified, existing agreements;

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engage in any material new line of business;

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implement employee layoffs, plant closings, or similar events that would give rise to any obligations or liabilities under the federal Worker Adjustment and Retraining Notification (“WARN”) Act or similar state or local laws governing mass layoffs or plant closings; or

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agree to do any actions prohibited under the foregoing.

Conduct of Landcadia Prior to the Completion of the Merger
Landcadia has agreed that, prior to the effective time of the Business Combination, it will, and will cause its subsidiaries to, use commercially reasonable efforts to carry on its business in the ordinary course of business consistent with past practice, subject to specified exceptions, including following the Stockholder Representative’s consent, which is not to be unreasonably withheld, conditioned or delayed. In addition, Landcadia has agreed that prior to the effective time of the Business Combination it will not, without the written consent of the Stockholder Representative (which may not be unreasonably withheld, conditioned or delayed):
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(i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of any of its outstanding capital stock or warrants; (ii) split, combine, reclassify, effect a recapitalization or change its capitalization in a similar manner or (iii) repurchase, redeem or otherwise acquire any capital stock of, or other equity interests in, Landcadia;

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other than in connection with the Private Placement, grant, issue, deliver, sell, authorize or otherwise encumber any capital stock of, or other equity interests in, Landcadia or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests;

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amend the Landcadia organizational documents or the organizational documents of Merger Sub, or form a new subsidiary;

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merge or consolidate with, or acquire by merger or consolidation with, or purchase any equity or assets of, any business or any corporation, partnership, limited liability company, association, joint venture or other business organization or division thereof;

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incur or guarantee any indebtedness, or issue or sell any debt securities or calls or other rights to acquire any debt securities, or enter into any “keep well” or other agreement to maintain any financial statement condition or enter into arrangement having the economic effect of any of the foregoing, in each case, except in the ordinary course of business consistent with past practice;

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make any change in its accounting methods, principles or practices, except as required by U.S. GAAP or applicable law;

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other than in the ordinary course, (i) make, change or revoke any material election concerning taxes, enter into any material tax closing agreement, settle any material tax claim or assessment, or consent to any extension or waiver of the limitation period applicable to or relating to any material tax claim or assessment, other than any extension pursuant to an extension to file any tax return; (ii) file an amended tax return or knowingly surrender a claim for a refund of taxes; or (iii) incur any liability for material taxes;

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create any material liens on any material property or assets of Landcadia or Merger Sub;

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liquidate, dissolve, reorganize or otherwise wind up the business or operations of Landcadia or Merger Sub;

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commence, settle or compromise any legal proceeding;

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enter into any material new line of business;

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amend the Trust Agreement or any other agreement related to the Trust Account; or

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agree to do any actions prohibited under the foregoing.

HSR Act and Regulatory Approvals
Hillman Holdco and Landcadia have agreed to comply promptly but in no event later than ten business days after the date of the Merger Agreement with the notification and reporting requirements of the HSR Act. Hillman Holdco and Landcadia have agreed to promptly furnish to each other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under the HSR Act and will use its reasonable best efforts to cause the expiration or termination of the applicable waiting periods as soon as practicable.
Hillman Holdco and Landcadia have agreed to promptly notify the other of any written communication made to or received by it from any governmental authority with respect to the transactions contemplated by the Merger Agreement, and Hillman Holdco and Landcadia have agreed to permit counsel to the other an opportunity to review in advance any proposed written communication to any such governmental authority and incorporate reasonable comments thereto. Hillman Holdco and Landcadia have agreed not to participate in any substantive meeting or discussion with any such governmental authority in respect of any filing, investigation or inquiry concerning the Merger Agreement or the transactions contemplated thereby unless, to the extent reasonably practicable, it consults with the other in advance and, to the extent permitted by such governmental authority, gives the other the opportunity to attend. Hillman and Landcadia have agreed to furnish each other with copies of all correspondence, filings and written communications between such party and their affiliates and their respective representatives, on the one hand, and any such governmental authority, on the other hand, in each case with respect to the Merger Agreement or the transactions contemplated thereby.
Landcadia, on the one hand, and Hillman Holdco, on the other hand, have each agreed to pay 50% of all filing fees payable to the Antitrust Division and FTC in connection with the transactions contemplated by the Merger Agreement.

Each of Hillman Holdco and Landcadia have agreed that no later than thirty (30) days after the effective time, New Hillman shall prepare and file a notification pursuant to Section 12 of the Investment Canada Act (Canada) in respect of the transactions contemplated by the Merger Agreement.
Proxy Solicitation
Landcadia has agreed to, as promptly as practicable following the date that the registration statement, of which this proxy statement/prospectus forms part, is declared effective by the SEC, (i) cause this proxy statement/prospectus to be disseminated to Landcadia’s stockholders in compliance with applicable law, and (ii) duly call and give notice of the Landcadia Special Meeting for a date that is as soon as practicable following the date on which the registration statement is declared effective. Landcadia has agreed, through the Landcadia Board, to recommend to its stockholders that they approve the proposals contained in this proxy statement/prospectus (the “Landcadia board recommendation”) and to include the Landcadia board recommendation in this proxy statement/prospectus, subject to the obligations described in this paragraph. Landcadia has agreed that the Landcadia Board will not (and no committee or subgroup thereof will) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the Landcadia board recommendation; provided, that the Landcadia Board may make such a change in recommendation if it determines in good faith, after consultation with its outside legal counsel, that a failure to make such a change in recommendation would constitute a breach of the Landcadia Board’s fiduciary obligations to the Landcadia stockholders under applicable law. Landcadia has agreed that its obligation to duly call and give notice of the Landcadia Special Meeting will not be affected by any such change in recommendation. Notwithstanding the foregoing, if on the date for which the Landcadia Special Meeting is scheduled, there are insufficient Landcadia Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Landcadia Special Meeting, or Landcadia has not received proxies representing a sufficient number of shares of Landcadia Shares to obtain the stockholder approvals of the proposals contained in this proxy statement/prospectus, whether or not a quorum is present, Landcadia will have the right to make one or more successive postponements or adjournments of the Landcadia Special Meeting.
Hillman Exclusivity
Through the Closing or earlier valid termination of the Merger Agreement, Hillman Holdco has agreed not to, and to cause Hillman Group and certain of its stockholders not to, and to direct its representatives not to, directly or indirectly, (i) solicit, initiate, enter into or continue discussions, negotiations or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any person (other than Landcadia and its representatives) concerning any merger, sale of ownership interests and/or assets of Hillman Holdco, recapitalization or similar transaction (each, a “Company Business Combination”), (ii) enter into any agreement regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to a Company Business Combination, or (iii) commence, continue or renew any due diligence investigation regarding a Company Business Combination. In addition, Hillman Holdco has agreed to, and to cause Hillman Group and certain of its stockholders to, and shall cause their respective representatives to, immediately cease any and all existing discussions or negotiations with any person with respect to any Company Business Combination.
Landcadia Exclusivity
Through the Closing or earlier valid termination of the Merger Agreement, Landcadia has agreed not to, and to direct its representatives not to, directly or indirectly (i) solicit, initiate, enter into or continue discussions or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any person (other than Hillman Holdco, its stockholders and its representatives) concerning any merger, purchase of ownership interests or assets of or by Landcadia, recapitalization or similar business combination transaction (each, a “Landcadia Business Combination”), (ii) enter into any agreement regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to a Landcadia Business Combination, or (iii) commence, continue or renew any due diligence investigation regarding a Landcadia Business

Combination. Landcadia has agreed to, and to cause its representatives to, immediately cease any and all existing discussions or negotiations with any person with respect to any Landcadia Business Combination.
Nasdaq Listing
Through the Closing, Landcadia has agreed to use reasonable best efforts to ensure Landcadia remains listed as a public company on, and for shares of Landcadia Class A common stock to be listed on, Nasdaq. Landcadia has agreed to use reasonable best efforts to cause the New Hillman common stock to be issued in connection with the Business Combination to be approved for listing on Nasdaq at Closing.
Indemnification of Directors and Officers
From and after the effective time of the Business Combination, Landcadia has agreed that it shall cause Hillman Group to continue to honor all rights to exculpation, indemnification and advancement of expenses existing as of the date of the Merger Agreement in favor of the current or former directors or officers of any member of Hillman Group, as provided in their respective organizational documents or in specified indemnification agreements between such individuals and Hillman Group. For a period of six years from the effective time, Landcadia has agreed to cause Hillman Group to maintain in effect the exculpation, indemnification and advancement of expenses provisions of each member of Hillman Group’s organizational documents, as in effect immediately prior to the effective time or in any indemnification agreements between a member of Hillman Group and any current or former directors or officers of any member of Hillman Group as in effect immediately prior to the Closing Date, and Landcadia has agreed not to, and to cause Hillman Group not to, amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any such director or officer.
Board of Directors
Following the closing, it is expected that the current management of Hillman Group will become the management of New Hillman, and the New Hillman board will consist of ten (10) directors, which will be divided into three classes (Class I, II and III), with Class I and Class II each consisting of three (3) directors and Class III consisting of four (4) directors. Pursuant to the Merger Agreement, each of Landcadia and Hillman Holdco will use its commercially reasonable efforts to ensure that effective immediately after the effective time, the Landcadia Board shall consist of the individuals described in the Director Election Proposal.
Other Covenants and Agreements
The Merger Agreement contains other covenants and agreements, including covenants related to:
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Each of Hillman Holdco and Landcadia providing, subject to certain specified restrictions and conditions, to the other party and its respective representatives reasonable access to Hillman Holdco’s and Landcadia’s (as applicable) and their respective subsidiaries’ properties, books, records and personnel;

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Hillman Holdco agreeing not to engage in transactions involving securities of Landcadia prior to the time of the making of a public announcement regarding all of the material terms of the business and operations of Hillman and the transactions contemplated by the Merger Agreement;

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Hillman Holdco and the Stockholder Representative waiving claims to the Trust Account;

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Hillman Holdco and Landcadia cooperating on the preparation and efforts to make effective this proxy statement / prospectus;

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Landcadia making certain disbursements from the Trust Account;

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Landcadia using commercially reasonable efforts to obtain the proceeds of the Private Placement on the terms and conditions described in the subscription agreements with PIPE Investors;

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Hillman Holdco causing Hillman to use reasonable best efforts to obtain the proceeds of the debt financing described in the Merger Agreement on the terms and conditions described in the debt commitment letter with respect to such financing;

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Hillman Holdco taking, and causing Hillman to take, all such actions as are appropriate to effect the refinancing of Hillman Group’s existing debt and cause The Hillman Companies, Inc. and the Hillman Trust to effect the satisfaction and discharge of the indenture governing the debentures on the Closing Date and thereafter, redeeming the existing debentures and trust preferred securities as promptly as practicable;

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Hillman Holdco taking, and causing Hillman to take, all such reasonably necessary actions to facilitate the termination on the closing date of all commitments in respect of Hillman Group’s existing term loan facility, the repayment in full on the closing date of all obligations in respect of such term loan facility, and the release on the closing date of any liens securing such term loan facility;

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Landcadia and Hillman Holdco obtaining directors’ and officers’ tail liability insurance in respect of acts or omissions occurring prior to the effective time covering each such person that is currently covered by Hillman Group directors’ and officers’ liability insurance;

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Hillman Holdco and Landcadia using their reasonable best efforts to obtain any material third-party consents required to consummate the Business Combination;

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Landcadia and Hillman Holdco agreeing on the intended tax treatment of the transactions contemplated by the Merger Agreement;

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agreement relating to the preparation and filing of tax returns prior to Closing;

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agreement relating to the payment of transfer taxes incurred in connection with the Merger Agreement and the transactions contemplated thereby;

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Hillman Holdco furnishing a certificate to the effect that it is not a “United States real property holding corporation”;

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agreement relating to the termination of tax sharing, allocation, indemnification or similar agreements, arrangements or undertakings in effect; and

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Landcadia and Hillman Holdco agreeing on terms regarding confidentiality and publicity relating to the Merger Agreement and the transactions contemplated thereby.

Representations and Warranties
The Merger Agreement contains representations and warranties made by Hillman Holdco to Landcadia relating to a number of matters, including the following:
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Hillman Holdco and its subsidiaries’ due organization, existence, qualification to do business, good standing and corporate power and authority to carry out their businesses;

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requisite corporate authority to enter into the Merger Agreement and to consummate the contemplated transactions;

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absence of conflicts with organizational documents, applicable laws or certain agreements and instruments as a result of entering into the Merger Agreement or consummating the Business Combination;

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required governmental and regulatory consents necessary in connection with the Business Combination;

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the number of authorized shares of Hillman Holdco’s common stock and preferred stock, and the number of such shares issued and outstanding; compliance with applicable law and organizational documents in issuing shares; the outstanding number of Hillman Holdco Options, Hillman Holdco Restricted Stock and Hillman Holdco RSUs;

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accuracy of financial statements and conformity with GAAP; Hillman Holdco’s disclosure controls and procedures and internal controls over financial reporting;

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absence of undisclosed liabilities;

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absence of legal proceedings and of governmental orders;

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compliance with applicable law;

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intellectual property and information technology systems;

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full force, effectiveness and binding nature of material contracts; absence of breach and default under such material contracts;

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employee compensation and benefits matters;

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labor matters, including absence of collective bargaining agreement, activities or proceedings of labor unions or similar organizations;

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tax matters, including timely filing of tax returns and timely payments of taxes, and absence of audits or examinations with respect to tax matters within the past five years;

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broker’s and finder’s fees related to the Business Combination;

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insurance policies and absence of material insurance claims;

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title to properties and assets;

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environmental matters, including compliance with environmental laws and permits;

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absence of a material adverse effect since September 30, 2020 and absence of certain other changes;

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affiliate agreements;

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product liability;

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permits; and

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accuracy of Hillman Holdco’s information provided in this proxy statement /prospectus.

Certain of these representations and warranties are qualified as to “materiality” or “material adverse effect”. For purposes of the Merger Agreement, a “material adverse effect” with respect to Hillman Holdco means any event, change or circumstance that (1) has a materially adverse effect on the business, assets, financial condition or results of operations of Hillman, taken as a whole or (2) is reasonably likely to prevent or materially delay or impede the ability of Hillman Holdco to consummate the Transactions; provided, however, that in no event would any of the following (or the effect of any of the following) be taken into account in determining whether there has been or will be, a “material adverse effect” under clause (1) above: (a) acts of war, sabotage, civil unrest or terrorism; (b) earthquakes, hurricanes, tornados, pandemics or other natural or man-made disasters; (c) epidemics, pandemics (including COVID-19), disease outbreaks, or public health emergencies (as declared by the World Health Organization or the Health and Human Services Secretary of the United States), or any escalation or worsening thereof; (d) any “shelter-in-place”, “stay at home”, workforce reduction, social distancing, shut down, closure, sequester, or other conditions or restrictions, or any other law, directive, pronouncement, guideline or recommendations by any governmental authority, the Centers for Disease Control and Prevention, theWorld Health Organization or industry group in connection with or in respect to COVID-19 or any other pandemic, epidemic, public health emergency or disease outbreak, or any change in any of the foregoing or interpretation thereof; (e) the announcement or pendency of the Business Combination, including any impact on relationships with customers, suppliers, employees or governmental authorities; (f) changes in applicable law; (g) changes in GAAP or any interpretation thereof; (h) any downturn in U.S. or global general economic conditions, including changes in the credit, debit, securities, financial, capital or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); (i) events or conditions affecting the hardware, home solutions or personal protection equipment industries and markets; (j) any failure of Hillman to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position (provided that the exceptions in this clause (j) will not prevent a determination that any change, event, or occurrence underlying such failure has resulted in a material adverse effect), or (k) any actions required to be taken, or required not to be taken, pursuant to the terms of the Merger Agreement, provided that to the extent any change or effect related to clauses (a), (b) and (d) through (i) disproportionately adversely affects Hillman, taken as a whole, compared to others operating in the same industry, then such disproportionate impact may be taken into account in determining whether a material adverse effect has occurred.

The Merger Agreement also contains representations and warranties made by Landcadia to Hillman Holdco relating to a number of matters, including the following:
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Landcadia’s due organization, existence, qualification to do business, good standing and corporate power and authority to carry out their businesses;

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requisite corporate authority to enter into the Merger Agreement and to complete the contemplated transactions;

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absence of conflicts with governing documents, applicable laws or certain agreements and instruments as a result of entering into the Merger Agreement or consummate the Business Combination;

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compliance with laws;

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absence of employee benefit plans and any related liabilities;

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required governmental and regulatory consents necessary in connection with the Business Combination;

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financial ability to consummate the transactions contemplated by the Merger Agreement;

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the Trust Account;

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tax matters, including timely filing of tax returns and timely payments of taxes, and absence of audits or examinations with respect to tax matters within the past five years;

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broker’s and finder’s fees related to the Business Combination;

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proper filing of documents with the SEC, the accuracy of information contained in the documents filed with the SEC and Sarbanes-Oxley certifications;

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absence of business activities other than activities in connection with organization of Landcadia or directed toward the accomplishment of Business Combination; absence of operations;

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accuracy of Landcadia’s information provided in this proxy statement/prospectus;

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the number of authorized shares of Landcadia’s common stock and preferred stock, and the number of such shares issued and outstanding; compliance with applicable law and organizational documents in issuing shares;

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the Nasdaq stock market quotation;

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list of material contracts;

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title to assets; and

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affiliate agreements.

The representations and warranties in the Merger Agreement do not survive the effective time and, as described below under “— Termination”, if the Merger Agreement is validly terminated, there will be no liability under the representations and warranties of the parties, or otherwise under the Merger Agreement, unless a party intentionally breached the Merger Agreement prior to such termination.
This summary and the copy of the Merger Agreement attached to this proxy statement/prospectus as Annex A are included solely to provide investors with information regarding the terms of the Merger Agreement. They are not intended to provide factual information about the parties or any of their respective subsidiaries or affiliates. The Merger Agreement contains representations and warranties by Landcadia and Hillman Holdco, which were made only for purposes of that agreement and as of specific dates. The representations, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those generally applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement, and in reviewing the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties and covenants or any descriptions thereof were not intended by the parties to the Merger Agreement to be characterizations of the actual state of facts or condition of Landcadia, Hillman Holdco or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures Notwithstanding the foregoing, if specific material facts exist that might otherwise contradict the representations, warranties and covenants in the Merger Agreement, corrective disclosure has been provided in this proxy statement/prospectus. Landcadia will provide additional disclosures in its public reports to the extent it is aware of the existence of any material facts that are required to be disclosed under federal securities laws and that might otherwise contradict the terms and information, including the representations, warranties and covenants, contained in the Merger Agreement and will update such disclosure as required by federal securities laws to include any material information necessary to provide stockholders with a materially complete understanding of the Merger Agreement and related disclosures..
Conditions to Closing
The completion of the Business Combination is subject to various conditions. There can be no assurance as to whether or when all of the conditions will be satisfied or waived.
Conditions to Each Party’s Obligations
The obligations of the parties to consummate, or cause to be consummated, the Business Combination are subject to the satisfaction of the following conditions, any one or more of which may be waived (if legally permitted) in writing by all of such parties:
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HSR Act.   The applicable waiting period under the HSR Act in respect of the Business Combination shall have expired or been terminated.

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No Prohibition.    There shall not have been enacted or promulgated any governmental order, statute, rule or regulation enjoining or prohibiting the consummation of the Business Combination.

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Offer Completion.    The offer for redemption to stockholders of Landcadia shall have been completed in accordance with the terms of the Merger Agreement, the organizational documents of Landcadia and this proxy statement/prospectus.

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Net Tangible Assets.    Landcadia shall not have redeemed shares of its Class A common stock pursuant to its offer to stockholders in an amount that would cause Landcadia to have less than $5,000,001 of net tangible assets.

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Landcadia Stockholder Approval.    The adoption and approval by Landcadia stockholders of the Merger Agreement, the Business Combination and other condition precedent proposals set forth in this proxy statement/prospectus.

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Hillman Holdco Stockholder Approval.    The adoption and approval by Hillman Holdco stockholders of the Merger Agreement, the Business Combination and other proposals set forth in this proxy statement/ prospectus.

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Nasdaq.    New Hillman’s common stock to be issued in connection with the Business Combination shall have been approved for listing on Nasdaq.

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Registration Statement.    The registration statement of which this proxy statement / prospectus forms a part shall have been declared and remain effective under Securities Act.

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Minimum Cash Condition.   The aggregate cash available to Landcadia at the Closing from the Trust Account and the Private Placement (after giving effect to the redemption of any shares of Landcadia Class A common stock in connection with the offer of redemption made to its stockholders and payment of the outstanding transaction expenses of Landcadia and Hillman Holdco) shall equal or exceed $639 million.

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Required Funds.   The aggregate cash held by New Hillman immediately after the Closing will equal or exceed $50 million.

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Maximum Indebtedness.   The aggregate amount of net debt at New Hillman immediately following the Closing shall not exceed the sum of $885 million plus an amount equal to any increased borrowings after December 26, 2020 under Hillman’s existing ABL Facility of up to $100 million.

•
Redemptions.   All of Hillman’s outstanding notes shall have been redeemed or satisfied and discharged. Notices of redemption for the debentures and trust preferred securities shall have been delivered and the indenture governing the debentures shall have been satisfied and discharged.

Additional Conditions to the Obligations of Landcadia
The obligations of Landcadia to consummate, or cause to be consummated, the Business Combination are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Landcadia:
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Representations and Warranties.

•
Certain of the representations and warranties of Hillman Holdco regarding due incorporation, due authorization, capitalization and brokers’ fees shall be true and correct (without giving any effect to any limitation as to “materiality” or “material adverse effect” or any similar limitation set forth therein) in all material respects as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date).

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All of the other representations and warranties of Hillman Holdco shall be true and correct (without giving any effect to any limitation as to “materiality” or “material adverse effect” or any similar limitation set forth therein) as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), except, where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to result in, a Hillman material adverse effect.

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Agreements and Covenants.    Each of the covenants of Hillman Holdco to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects.

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No MAE.    No Hillman material adverse effect shall have occurred since the date of the Merger Agreement.

Additional Conditions to the Obligations of Hillman Holdco
The obligations of Hillman Holdco to consummate the Business Combination is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Hillman Holdco:
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Representations and Warranties.

•
Certain of the representations and warranties of Landcadia regarding due incorporation, due authorization, capitalization and business activities shall be true and correct (without giving any effect to any limitation as to “materiality” or “material adverse effect” or any similar limitation set forth therein) in all material respects as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date).

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All of the other representations and warranties of Landcadia shall be true and correct (without giving any effect to any limitation as to “materiality” or “material adverse effect” or any similar limitation set forth therein) as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to result in, a Landcadia material adverse effect.

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Agreements and Covenants.    Each of the covenants of Landcadia to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects.

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Proposed Charter.    The existing charter of Landcadia shall be amended and restated in the form attached to the Merger Agreement as Exhibit B.

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No MAE.    No Landcadia material adverse effect shall have occurred since the date of the Merger Agreement.

Termination
Mutual Termination Rights
The Merger Agreement may be terminated prior to the Closing:
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by written consent of Landcadia and the Stockholder Representative;

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by either Landcadia or the Stockholder Representative if the condition requiring Landcadia to have $5,000,001 of net tangible assets becomes incapable of being satisfied;

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by either Landcadia or the Stockholder Representative if the approval of Landcadia’s stockholders has not been obtained by reason of the failure to obtain the required vote at the Landcadia Special Meeting or at any adjournment of postponement thereof; or

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by either Landcadia or the Stockholder Representative if the consummation of the Business Combination is permanently enjoined or prohibited by the terms of a final, non-appealable governmental order or a statute, rule or regulation.

Termination Rights of the Stockholder Representative
The Merger Agreement may be terminated prior to the Closing, by the Stockholder Representative if:
(i)
there is any breach of any representation, warranty, covenant or agreement on the part of Landcadia or Merger Sub set forth in the Merger Agreement such that the conditions described in the first two bullet points under the heading “— Conditions to Closing; Additional Conditions to the Obligations of Hillman Holdco” set forth above would not be satisfied at the Closing (a “terminating Landcadia breach”), except that, if any such terminating Landcadia breach is curable by Landcadia or Merger Sub, then, for a period of up to 30 days (or any shorter period of time that remains between the date the Stockholder Representative provides written notice of such breach and the Termination Date) after receipt by Landcadia of notice from the Stockholder Representative of such breach (the “Landcadia cure period”), such termination shall not be effective, and such termination shall become effective only if the terminating Landcadia breach is not cured within the Landcadia cure period, provided that the right to terminate the Merger Agreement pursuant to this provision shall not be available if the Stockholder Representative has materially breached the Merger Agreement and such breach has not been cured; or

(ii)
the Closing has not occurred on or before the Termination Date, provided that the right to terminate the Merger Agreement pursuant to this provision shall not be available if the Stockholder Representative’s action or failure to act has been a principal cause of or resulted in the failure of the Transactions to occur on or before such date and such action or failure to act constitutes a breach of the Merger Agreement.

Termination Rights of Landcadia
The Merger Agreement may be terminated prior to the Closing, by Landcadia if:
(i)
there is any breach of any representation, warranty, covenant or agreement on the part of Hillman Holdco or the Stockholder Representative set forth in the Merger Agreement, such that the conditions described in the first two bullet points under the heading “— Conditions to Closing; Additional Conditions to the Obligations of Landcadia” set forth above would not be satisfied at the Closing (a “terminating Hillman Holdco breach”), except that, if such terminating Hillman

Holdco breach is curable by Hillman Holdco or the Stockholder Representative, then, for a period of up to 30 days (or any shorter period of the time that remains between the date Landcadia provides written notice of such breach and the Termination Date) after receipt by the Stockholder Representative of notice from Landcadia of such breach (the “Hillman Holdco cure period”), such termination shall not be effective, and such termination shall become effective only if the terminating Hillman Holdco breach is not cured within the Hillman Holdco cure period, provided, that the right to terminate the Merger Agreement pursuant to this provision shall not be available if Landcadia has materially breached the Merger Agreement and such breach has not been cured;
(ii)
the Closing has not occurred on or before the Termination Date, provided, that the right to terminate the Merger Agreement pursuant to this provision shall not be available if Landcadia’s action or failure to act has been a principal cause of or resulted in the failure of the Transactions to occur on or before such date and such action or failure to act constitutes a breach of the Merger Agreement;

(iii)
the Hillman Holdco Stockholder Approval has not been obtained within two business days after the registration statement on Form S-4 of which this prospectus/proxy statement is a part has been declared effective by the SEC and delivered or otherwise made available to the holders of Landcadia’s common stock; or

(iv)
Hillman does not deliver to Landcadia a Company Voting and Support Agreement executed by certain affiliates of CCMP Capital Advisors, LP and of Oak Hill Capital Partners III, L.P., respectively, within one business day of the signing of the Merger Agreement.

Effect of Termination
If the Merger Agreement is validly terminated, the agreement will have no further force or effect, except in the case of intentional fraud in the making of the representations and warranties in the Merger Agreement or a party intentionally breaches the Merger Agreement prior to such termination. The provisions (i) requiring Hillman Holdco and Landcadia to keep certain information confidential and cooperate with each other in the making of any public statements related to the Business Combination, (ii) describing the effects of the termination of the agreement, (iii) waiving claims against the Trust Account and (iv) regarding certain miscellaneous matters (collectively, the “surviving provisions”) and the confidentiality agreement will in each case survive any termination of the Merger Agreement.
Amendment
The Merger Agreement may be amended only by execution of an instrument in writing executed by the parties to the Merger Agreement.
Specific Performance
The parties to the Merger Agreement agree that they shall be entitled to seek an injunction, specific performance and other equitable relief to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions thereof prior to valid termination of the Merger Agreement.

ANCILLARY AGREEMENTS RELATED TO THE BUSINESS COMBINATION
Subscription Agreements
Concurrently with the execution of the Merger Agreement on January 24, 2021, Landcadia entered into the Subscription Agreements with the PIPE Investors, pursuant to which, among other things, Landcadia agreed to issue and sell in private placements an aggregate of 37,500,000 shares of Landcadia Class A common stock to the PIPE Investors for $10.00 per share.
The Private Placement investment is expected to close substantially concurrently with the Closing. In connection with the Closing, all of the issued and outstanding shares of Landcadia Class A common stock, including the shares of Landcadia Class A common stock issued to the PIPE Investors, will be exchanged, on a one-for-one basis, for shares of New Hillman common stock.
The shares of New Hillman common stock to be issued pursuant to the Subscription Agreements have not been registered under the Securities Act in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. Landcadia will grant the PIPE Investors certain registration rights in connection with the Private Placement. The Private Placement is contingent upon, among other things, the closing of the Business Combination.
A&R Letter Agreement
In connection with the execution of the Merger Agreement, Landcadia, the Sponsors, each member of the Landcadia Board and each executive officer of Landcadia entered into the A&R Letter Agreement. Like the initial Letter Agreements, pursuant to the A&R Letter Agreement each of Landcadia’s Sponsors, directors and members of the management team have agreed to (i) waive their redemption rights with respect to their founder shares (as defined below) and public shares in connection with the completion of the Business Combination, (ii) waive their redemption rights with respect to their founder shares and public shares in connection with a stockholder vote to approve an amendment to the Charter to modify the substance or timing of the Company’s obligation to redeem 100% of the public shares if the Company does not complete a Business Combination by October 14, 2022, or to provide for redemption in connection with a Business Combination and (iii) waive their rights to liquidating distributions from the Trust Account with respect to their founder shares if the Company fails to complete a Business Combination by October 22, 2022, although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if the Company fails to complete a Business Combination within the prescribed time frame; (iv) vote any founder shares held by them and any public shares purchased during or after the IPO (including in open market and privately-negotiated transactions) in favor of the Business Combination, (v) not to transfer or sell (subject to certain limited exceptions) (1) the founder shares until the earlier of  (A) one year after the completion of our initial business combination or (B) subsequent to our initial business combination, (x) if the reported closing price of our Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading-day period commencing at least 150 days after our initial business combination, or (y) the date on which we complete a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of our stockholders having the right to exchange their shares of common stock for cash, securities or other property, or (2) the private placement warrants and the Class A common stock underlying such warrants, until 30 days after the completion of our initial business combination.
In addition, the A&R Letter Agreement provides that, at the Closing, (i) the Sponsors will waive any adjustment to the conversion ratio set forth in the governing documents of Landcadia or any other anti-dilution or similar protection with respect to the Class B ordinary shares (whether resulting from the Private Placement or otherwise), and (ii) the Sponsors will forfeit an aggregate of 2,828,000 shares of Landcadia’s Class B common stock otherwise issuable to them upon conversion of their founder shares and that the TJF Founder will forfeit an additional 1,000,000 shares of Landcadia’s Class B common stock otherwise issuable to them upon conversion of their founder shares.

Hillman Holdco Voting and Support Agreement
In connection with the execution of the Merger Agreement, certain Hillman Holdco stockholders (the “Hillman Holdco supporting stockholders”) entered into a voting and support agreement with Landcadia. Under the Hillman Holdco voting and support agreement, the Hillman Holdco supporting stockholders agreed that they will not transfer and will deliver a written consent with respect to their shares of Hillman Holdco common stock in favor of the adoption and approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, promptly following the time at which the registration statement of which this prospectus forms a part shall have been declared effective and delivered or otherwise made available to the Hillman Holdco stockholders.
Registration Rights Agreement
At the effective time, New Hillman, the Sponsors and the Hillman Holdco supporting stockholders will enter into an Amended and Restated Registration Rights Agreement substantially in the form attached hereto as Annex E (the “A&R Registration Rights Agreement”), which will be effective as of and subject to the Closing, pursuant to which, among other things, (i) New Hillman will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of New Hillman common stock and other equity securities of New Hillman that are held by the parties thereto from time to time, (ii) the Sponsors and the Hillman Holdco supporting stockholders will be granted certain registration rights and (iii) the Sponsors will reaffirm the lock-up they agreed to in the A&R Letter Agreement and the Hillman Holdco supporting stockholders will agree to a lock-up under which they will not sell, for the period set forth therein, the shares of New Hillman common stock they will receive in the Business Combination. The A&R Registration Rights Agreement does not provide for specified cash penalties under the registration rights agreement that may result from delays in or failure to register the covered shares.
In addition, the A&R Registration Rights Agreement will provide for the following registration rights:
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Shelf registration rights.    New Hillman shall, as soon as practicable, but in any event within thirty (30) days after the Closing, file a registration statement pursuant to Rule 415 of the Securities Act to permit the public resale of all of the registrable securities held by the Sponsors and the Hillman Holdco supporting stockholders and will use its reasonable best efforts to have such registration statement declared effect as soon as practicable after the filing thereof, but in no event later than 60 days following the filing deadline. At any time following the effectiveness of the shelf registration statement, the Sponsors or the Hillman Holdco supporting stockholders may make a written request to effect a public offering, including pursuant to an underwritten shelf takedown.

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Demand registration rights.    At any time on or after the Closing, New Hillman shall be required, upon the written request of certain affiliates of CCMP Capital Advisors, LP (“CCMP”), the Sponsors or Oak Hill Capital Partners III, L.P. (the “Oak Hill Holders”), to file a registration statement and New Hillman shall effect the registration of all or part of the registrable securities. CCMP shall be entitled to make up to six demands for registration, excluding short form demands. The Sponsors and the Oak Hill Holders shall be entitled to make one demand for registration.

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Piggyback registration rights.    At any time following the Closing, if New Hillman proposes to file a registration statement to register its equity securities under the Securities Act, subject to certain exceptions, each of the Sponsors and the Hillman Holdco supporting stockholders shall be entitled to include their registrable securities in such registration statement.

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Expenses and indemnification.    All fees, costs and expenses of underwritten registrations will be borne by New Hillman and the holders of registrable securities shall bear the cost of any incremental selling expenses relating to the sale of registrable securities. The Amended and Restated Registration Rights Agreement contains customary cross-indemnification provisions, under which New Hillman is obligated to indemnify holders of registrable securities in the event of any claims arising out of untrue or alleged untrue statements of material fact contained in any registration statement attributable to New Hillman, and New Hillman shall have the right to require the holders of registrable securities to indemnify New Hillman, its directors, officers and agents and each person who controls New Hillman from and against any claims that arise out of or are based on any untrue statement of material fact contained in the registration statement..

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Registrable Securities.    Securities of New Hillman shall cease to be registrable securities when (i) a registration statement with respect to the sale of such securities shall become effective under the Securities Act and such securities shall have been disposed of in accordance with such registration statement, (ii) such securities have been otherwise transferred, (iii) such securities shall have ceased to be outstanding, or (iv) such securities are held or become held by a holder who holds less than two percent (2%) of the then issued and outstanding equity securities of New Hillman and may be sold without registration pursuant to Rule 144 or any successor rule under the Securities Act.

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Lock Up Period.    Notwithstanding the foregoing, affiliates of CCMP shall not transfer any securities of New Hillman for six months following the Closing and each Sponsor shall not transfer the Common Stock for one year after the Closing, subject to certain customary expectations. Each director and officer of New Hillman and each holder of registrable securities shall, if requested, deliver a customary lock up agreement in connection with any underwritten public offering, subject to certain customary exceptions.

THE CHARTER PROPOSAL
Overview
In connection with the Business Combination, Landcadia is asking its stockholders to approve the adoption of the Proposed Charter, in the form attached hereto as Annex C. If the Business Combination and the Charter Proposal are approved, the Proposed Charter would replace the Current Charter.
Comparison of Current Charter to Proposed Charter
The following is a summary of the key changes effected by the Proposed Charter relative to the Current Charter, as well as the Landcadia Board’s reasons for approval of the Charter Proposal. This summary is qualified in its entirety by reference to the full text of the Proposed Charter, a copy of which is included as Annex C.
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Change the post-combination company’s name to Hillman Solutions Corp.   Currently, Landcadia’s name is Landcadia Holdings III, Inc. If the Charter Proposal is approved, Landcadia’s name will be changed to Hillman Solutions Corp. Our board of directors believes the name of the post-combination company should more closely align with the name of the post-Business Combination operating business and therefore has proposed this name change. In addition, our board of directors believes that having the Hillman Solutions Corp. name as our own going forward will strengthen our reputation, brand and, as a result, stockholder value.

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Removal of blank check company provisions.   Our board of directors has determined that it is in the best interest of Landcadia to eliminate provisions of our Current Charter that are specific to our status as a blank check company. Removal of these provisions is desirable because these provisions will serve no purpose following consummation of the Business Combination, and many of these provisions cease to apply upon the consummation of the Company’s initial business combination. For example, these proposed amendments remove the prohibition on Landcadia entering into an initial Business Combination with another blank check company or a similar company with nominal operations. In addition, certain other provisions in our Current Charter require that proceeds from Landcadia’s IPO be held in the Trust Account until a business combination or liquidation of merger has occurred.

•
Change stock classes and increase total number of authorized shares of common stock to 500,000,000 shares.   Our Current Charter authorizes the issuance of 380,000,000 shares of Landcadia Class A common stock and 20,000,000 shares of Landcadia Class B common stock. The Proposed Charter authorizes the issuance of 500,000,000 shares of New Hillman common stock. As part of the transactions contemplated by the Merger Agreement, all shares of Landcadia Class B common stock shall be automatically converted on a one-for-one basis into shares of Landcadia Class A common stock, and all shares of Landcadia Class A common stock shall be renamed as “common stock” for all purposes under the Proposed Charter. Our board of directors determined that there was no longer a need to continue with two series of common stock and, therefore, the Proposed Charter eliminates the dual classes of our common stock as described above. The Proposed Charter also provides adequate authorized capital and flexibility for future issuances of common stock if determined by the New Hillman Board to be in the best interests of the post-combination company, without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance.

•
Exclusive federal forum provision.   The Proposed Charter provides that, subject to limited exceptions, the Court of Chancery of the State of Delaware and federal court within the State of Delaware will be exclusive forums for any:

•
derivative action or proceeding brought on the Company’s behalf;

•
action asserting a claim of breach of a fiduciary duty owed by any of the Company’s directors, officers or other employees to the Company or its stockholders;

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action asserting a claim against the Company arising pursuant to any provision of the DGCL, the Proposed Charter or proposed bylaws; or

•
other action asserting a claim against the Company that is governed by the internal affairs doctrine.

The Proposed Charter also provides that the federal district courts of the United States are the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.
These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with New Hillman or its directors, officers or other employees, which may such lawsuits against New Hillman and its directors, officers and employees. Alternatively, if a court were to find these provisions of New Hillman’s Proposed Charter inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, New Hillman may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect New Hillman’s business and financial condition.
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Change stockholder vote required to 66% in voting power of then outstanding shares of New Hillman common stock in order for stockholders to (1) adopt, amend, alter or repeal the bylaws (Article SIXTH), (2) remove a director (Article FIFTH, Section 5.4) and (3) amend, alter or repeal certain provisions of the Proposed Charter (Article ELEVENTH).   Our Current Charter requires the affirmative vote of holders of at least a majority of the voting power of outstanding shares for stockholders to adopt, amend, alter or repeal the Bylaws and the Current Charter and to remove a director from office. The Proposed Charter will require an affirmative supermajority vote of the outstanding shares for the stockholders to adopt, amend, alter or repeal the Bylaws, to remove a director from office, and to amend certain provisions of the Proposed Charter as follows: Article FIFTH, which addresses amending or addressing the number, election, terms and removal of the classified board structure and any directors thereof; Article SIXTH, which addresses requirements relating to the amendment of our Bylaws; Article SEVENTH, Section 7.1, which addresses the requirement that special meetings be called only by the New Hillman Board; Article SEVENTH, Section 7.3, which addresses the requirement that stockholders take action at a meeting rather than by written consent; Article EIGHTH, which addresses the limitation on personal liability for a director’s breach of fiduciary duty and ability to indemnify, and advance expenses to, any person made or threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that the person is or was a director, officer, employee or agent of the Company or any predecessor of New Hillman or is or was serving at the request of New Hillman as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise; Article NINTH, which addresses the specification that certain transactions are not “corporate opportunities”; Article TENTH, which addresses the election not to be governed by DGCL Section 203 and inclusion of a provision substantially similar to DGCL 203; and Article ELEVENTH, which addresses requirements to amend, alter, change or repeal certain provisions of the Proposed Charter. Our board of directors believes that this change protects such provisions from arbitrary amendment and prevents a simple majority of stockholders from taking actions that may be harmful to the majority of our stockholders.

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Provide that stockholders may not take action by written consent.   The Current Charter permits only holders of Class B common stock to take action by written consent in lieu of taking action at a meeting of stockholders. The Proposed Charter instead prohibits stockholder action by written consent by specifying that any action required or permitted to be taken by stockholders must be effected by a duly called annual or special meeting and may not be effected by written consent. Our board of directors determined that upon the elimination of separate classes of stock and the conversion of the all Class B common stock to Class A common stock, there was no longer a need for a provision applicable to the Class B common stock held by our Sponsors, TJF Sponsor and JFG Sponsor. In addition, our board of directors believes that prohibiting stockholder action by written consent is a prudent corporate governance measure to reduce the possibility that a block of stockholders could take corporate actions without the benefit of a stockholder meeting to consider important corporate issues.

•
Provide that certain transactions are not “corporate opportunities”.   The Proposed Charter provides that New Hillman will renounce any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunities that are from time to time available to CCMP Capital

Advisors, LP, the investment funds affiliated with CCMP Capital Advisors, LP or their respective successors, Transferees, and Affiliates (each as defined in the Proposed Charter) (other than New Hillman and its subsidiaries) or any of their respective partners, principals, directors, officers, members, managers, equity holders and/or employees, including any who serve as officers or directors of New Hillman (each, an “Exempted Person”). Our board of directors believes that this provision is appropriate because it believes that Exempted Persons should not be restricted from investing in, leading and operating other businesses given their involvement with a wide range of companies, and therefore the Exempted Persons might be less willing or unable to enter into the Business Combination without being exempt from the doctrine of corporate opportunity.
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Election not to be governed by Section 203 of the DGCL.   Under the Current Charter, Landcadia is subject to Section 203 of the DGCL. The amendment in the Proposed Charter would cause the combined company to not be governed by Section 203 of the DGCL and, instead, include a provision in the Proposed Charter that is substantially similar to Section 203 of the DGCL, but excludes from the definition of “interested stockholder” (A) the investment funds affiliated with CCMP Capital Advisors, LP and their respective successors, Transferees and Affiliates (each as defined in the Proposed Charter) (the “Sponsor Holders”) because such stockholders currently hold voting power of Hillman Holdco in excess of, and immediately following the Business Combination these parties will hold voting power of the combined company in excess of, the 15% threshold under Section 203, and (B) any person whose ownership of shares in excess of the 15% threshold is the result of any action taken solely by the combined company. Our board of directors believes that this provision is in line with market practice for a controlled company like ours and appropriate because of the Sponsor Holders’ current stock ownership in Hillman Holdco.

Vote Required for Approval
The Business Combination is conditioned on the approval and adoption of the Charter Proposal. Approval of the Charter Proposal requires the affirmative vote of a majority of the outstanding Landcadia Shares, voting together as a single class. The Charter Proposal is conditioned on the approval of the Business Combination Proposal and the other condition precedent proposals. Therefore, if the Business Combination Proposal is not approved, the Charter Proposal will have no effect, even if approved by the Landcadia Stockholders. Abstentions and broker non-votes have the same effect as a vote “AGAINST” the proposal.
Recommendation of the Landcadia Board
THE LANDCADIA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT LANDCADIA STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE CHARTER PROPOSAL.
The existence of financial and personal interests of one or more of Landcadia’s directors may result in a conflict of interest on the part of such director(s) between what they may believe is in the best interests of Landcadia and its stockholders and what they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of Landcadia’s Directors and Officers in the Business Combination” for a further discussion.

THE ADVISORY CHARTER PROPOSALS
Overview
Our stockholders are also being asked to vote on a separate proposal with respect to certain governance provisions in the Proposed Charter, which are separately being presented in accordance with SEC guidance to give stockholders the opportunity to present their separate views on important corporate governance provisions and which will be voted upon on a non-binding advisory basis. This separate vote is not otherwise required by Delaware law separate and apart from the Charter Proposal, but pursuant to SEC guidance, the Company is required to submit these provisions to its stockholders separately for approval. However, the stockholder vote regarding this proposal is advisory in nature, and is not binding on the Company or our board of directors (separate and apart from the approval of the Charter Proposal). Furthermore, the Business Combination is not conditioned on the separate approval of the advisory charter proposals (separate and apart from approval of the Charter Proposal). Accordingly, regardless of the outcome of the non-binding advisory vote on this proposal, the Company intends that the Proposed Charter will take effect at the Closing (assuming approval of the Charter Proposal).
Advisory Charter Proposal A: Change the Stockholder Vote Required to Amend the Certificate of Incorporation
Description of Amendment
Our Current Charter requires the affirmative vote of holders of at least a majority of the voting power of outstanding shares to adopt, amend, alter or repeal the Current Charter. The Proposed Charter will require the approval by affirmative vote of the holders of at least 66% in voting power of the then outstanding shares of common stock of New Hillman to amend certain provisions of the Proposed Charter as follows: Article FIFTH, which addresses amending or addressing the number, election, terms and removal of the classified board structure and any directors thereof; Article SIXTH, which addresses requirements relating to the amendment of our Bylaws; Article SEVENTH, Section 7.1, which addresses the requirement that special meetings be called only by the New Hillman Board; Article SEVENTH, Section 7.3, which addresses the requirement that stockholders take action at a meeting rather than by written consent; Article EIGHTH, which addresses the limitation on personal liability for a director’s breach of fiduciary duty and ability to indemnify, and advance expenses to, any person made or threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that the person is or was a director, officer, employee or agent of New Hillman or any predecessor of New Hillman or is or was serving at the request of New Hillman as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise; Article NINTH, which addresses the specification that certain transactions are not “corporate opportunities”; Article TENTH, which addresses the election not to be governed by DGCL Section 203 and inclusion of a provision substantially similar to DGCL 203; and Article ELEVENTH, which addresses requirements to amend, alter, change or repeal certain provisions of the Proposed Charter.
Reasons for the Amendment
Our board of directors believes that this change protects such provisions from arbitrary amendment and prevents a simple majority of stockholders from taking actions that may be harmful to the majority of our stockholders or making changes to provisions that are intended to protect all stockholders.
Advisory Charter Proposal B Change the Stockholder Vote Required to Amend the Bylaws
Description of Amendment
Our Current Charter requires the affirmative vote of holders of at least a majority of the voting power of outstanding shares to adopt, amend, alter or repeal the bylaws. The Proposed Charter would require the approval by affirmative vote of the holders of at least 66% of the common stock of New Hillman to adopt, amend, alter or repeal the bylaws.

Reasons for the Amendment
Our board of directors believes that this change protects such provisions from arbitrary amendment and prevents a simple majority of stockholders from taking actions that may be harmful to the majority of our stockholders or making changes to provisions that are intended to protect all stockholders.
Advisory Charter Proposal C: Change the Stockholder Vote Required to Remove a Director
Description of Amendment
Our Current Charter requires the affirmative vote of holders of at least a majority of the voting power of outstanding shares to remove a director from office. The Proposed Charter would require the approval by affirmative vote of the holders of at least 66% of the common stock of New Hillman to remove a director from office.
Reasons for the Amendment
Our board of directors believes that this change protects such provisions from arbitrary amendment and prevents a simple majority of stockholders from taking actions that may be harmful to the majority of our stockholders or making changes to provisions that are intended to protect all stockholders.
Advisory Charter Proposal D: Election Not to be Governed by Section 203 of the DGCL
Description of Amendment
Under the Current Charter, Landcadia is subject to Section 203 of the DGCL. The Proposed Charter would cause the combined company to not be governed by Section 203 of the DGCL and, instead, include a provision in the Amended and Restated Certificate of Incorporation that is substantially similar to Section 203 of the DGCL, but excludes from the definition of “interested stockholder” (A) the investment funds affiliated with CCMP Capital Advisors, LP and their respective successors, Transferees and Affiliates (each as defined in the Proposed Charter) (the “Sponsor Holders”) because such stockholders currently hold voting power of Hillman Holdco in excess of, and immediately following the Business Combination these parties will hold voting power of the combined company in excess of, the 15% threshold under Section 203, and (B) any person whose ownership of shares in excess of the 15% threshold is the result of any action taken solely by the combined company. Upon consummation of the Business Combination, the Sponsor Holders will become “interested stockholders” within the meaning of Section 203 of the DGCL, but will not be subject to the restrictions on business combinations set forth in Section 203, as our Board approved the Business Combination in which such stockholders became interested stockholders prior to such time they became interested stockholders.
Reasons for the Amendment
Our board of directors has elected to opt out of Section 203 of the DGCL, but believes that it is in the best interests of stockholders to have protections similar to those afforded by Section 203 of the DGCL. These provisions will encourage any potential acquiror to negotiate with our board of directors and therefore provides an opportunity to possibly obtain a higher purchase price than would otherwise be offered in connection with a proposed acquisition of the post-business combination company. Such provisions may make it more difficult for an acquirer to consummate certain types of unfriendly or hostile corporate takeovers or other transactions involving the Company that have not been approved by our board of directors. Our board of directors believes that while such provisions will provide some measure of protection against an interested stockholder that is proposing a two-tiered transaction structure that is unduly coercive, it would not ultimately prevent a potential takeover that enjoys the support of stockholders and would also help prevent a third party from acquiring “creeping control” of the Company without paying a fair premium to all stockholders.
Further, our board of directors has determined to exclude the Sponsor Holders from the definition of “interested stockholder” because such stockholders currently hold voting power of Hillman Holdco in excess of, and immediately following the Business Combination these parties will hold voting power of the combined company in excess of, the 15% threshold under Section 203. Our board of directors believes that this provision is in line with market practice for a controlled company like ours and appropriate because of the Sponsor Holders’ current stock ownership in Hillman Holdco.
Advisory Charter Proposal E: Change in Stock Classes and Authorized Shares
Description of Amendment
Our Current Charter authorizes the issuance of 380,000,000 shares of Landcadia Class A common stock, 20,000,000 shares of Landcadia Class B common stock and 1,000,000 shares of preferred stock. The Proposed Charter would increase the total number of authorized shares of common stock to 500,000,000. As part of the transactions contemplated by the Merger Agreement and in accordance with the Current Charter, all shares of Landcadia Class B common stock will be automatically converted on a one-for-one basis into shares of Landcadia Class A common stock, and all Class A common stock will be renamed as “common stock” for all purposes under the Proposed Charter.
Reasons for the Amendment
Our board of directors determined that there was no longer a need to continue with two series of common stock and, therefore, the Proposed Charter eliminates the dual classes of our common stock as described above. The Proposed Charter also provides adequate authorized capital and flexibility for future issuances of common stock if determined by the New Hillman Board to be in the best interests of the post-combination company, without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance.
The authorized but undesignated preferred stock will allow the post-combination company to discourage unsolicited and hostile attempts to obtain control by means of a merger, tender offer, proxy context or otherwise without incurring the risk, delay and potential expense incident to obtaining stockholder approval to amend the certificate of incorporation to authorize preferred stock or other defensive measures at the time of an unsolicited and hostile attempt to obtain control. As a result of this amendment, New Hillman’s board of directors will have the authority, without further action by the holders of common stock, to issue up to 1,000,000 shares of preferred stock in one or more series, and to establish the number of shares to be included in each such series and to fix the rights and preferences, including voting rights, designated from time to time by the board of directors.
Advisory Charter Proposal F: Corporate Opportunity
Description of Amendment
The Proposed Charter provides that the Company will renounce any interest or expectancy in, or in being offered an opportunity to participate in, business opportunities that are from time to time available to CCMP Capital Advisors, LP, the investment funds affiliated with CCMP Capital Advisors, LP or their respective successors, Transferees, and Affiliates (each as defined in the Proposed Charter) (other than New Hillman and its subsidiaries) or any of their respective partners, principals, directors, officers, members, managers, equity holders and/or employees, including any who serve as officers or directors of New Hillman (each, an “Exempted Person”).
Reasons for the Amendment
The amendment is intended to provide that the Exempted Persons will not be subject to limitations under the doctrine of corporate opportunity and therefore will not have a duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as the Company or any of its subsidiaries. The prior provision in our Current Charter provides that the doctrine of corporate opportunity applies to directors or officers of the Company who, in their capacity as directors or officers, are offered a corporate opportunity that the Company is permitted to undertake and it would be reasonable to do so, and the directors or officers are legally permitted to refer that opportunity to the Company. Our board of directors believes that this provision is appropriate because it believes that Exempted Persons should not be restricted from investing in, leading and operating other businesses given their involvement with a wide range of companies, and therefore the Exempted Persons might be less willing or unable to enter into the Business Combination without being exempt from the doctrine of corporate opportunity.
Advisory Charter Proposal G: Provide the Stockholders May Not Take Action by Written Consent
Description of Amendment
The Current Charter permits only holders of Class B common stock to take action by written consent in lieu of taking action at a meeting of stockholders. The Proposed Charter instead prohibits stockholder action by written consent by specifying that any action required or permitted to be taken by stockholders must be effected by a duly called annual or special meeting and may not be effected by written consent.
Reasons for the Amendment
Our board of directors determined that upon the elimination of separate classes of stock and the conversion of the all Class B common stock to Class A common stock, there was no longer a need for a provision applicable to the Class B common stock held by our Sponsors. In addition, our board of directors believes that prohibiting stockholder action by written consent is a prudent corporate governance measure to reduce the possibility that a block of stockholders could take corporate actions without the benefit of a stockholder meeting to consider important corporate issues.
Vote Required for Approval
The Business Combination is not conditioned on the Advisory Charter Proposals. Approval of each of the Advisory Charter Proposals, each of which is a non-binding vote, requires the affirmative vote of a majority of the votes cast by Landcadia Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal.
Recommendation of the Landcadia Board
THE LANDCADIA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT LANDCADIA STOCKHOLDERS VOTE “FOR” THE APPROVAL OF EACH OF THE ADVISORY CHARTER PROPOSALS.
The existence of financial and personal interests of one or more of Landcadia’s directors may result in a conflict of interest on the part of such director(s) between what they may believe is in the best interests of Landcadia and its stockholders and what they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of Landcadia’s Directors and Officers in the Business Combination” for a further discussion.

THE STOCK ISSUANCE PROPOSAL
In connection with the Business Combination, we intend to effect the issuance of shares of New Hillman common stock to the stockholders of Hillman Holdco pursuant to the Merger Agreement.
Why Landcadia Needs Stockholder Approval
We are seeking stockholder approval in order to comply with Nasdaq Listing Rule 5635(b) and Nasdaq Listing Rule 5635(d).
Under Nasdaq Listing Rule 5635(b) and Nasdaq Listing Rule 5635(d), stockholder approval is required prior to the issuance of shares of common stock in certain circumstances, including if the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance. The maximum aggregate number of shares of Landcadia Class A common stock issuable (i) pursuant to the Merger Agreement and (ii) pursuant to the Subscription Agreement will represent greater than 20% of the number of shares of Landcadia Class A common stock before such issuances and will result in a change of control of Landcadia. As a result, stockholder approval of the issuance of shares Landcadia Class A common stock in connection with the Private Placement and the issuance of shares of New Hillman common stock pursuant to the Merger Agreement is required under the Nasdaq regulations.
Vote Required for Approval
If the Business Combination Proposal is not approved, the Stock Issuance Proposal will not be presented at the Landcadia Special Meeting. The approval of the Stock Issuance Proposal requires the majority of the votes cast by the Landcadia Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Landcadia Special Meeting.
Failure to submit a proxy at the Landcadia Special Meeting, an abstention from voting or a broker non-vote will have no effect on the Stock Issuance Proposal.
The Business Combination is conditioned on the approval and adoption of the Stock Issuance Proposal. The Stock Issuance Proposal is conditioned on the approval of the other condition precedent proposals. Therefore, if the other condition precedent proposals are not approved, the Stock Issuance Proposal will have no effect, even if approved by the Landcadia Stockholders.
Landcadia’s Sponsors have agreed to vote the founder shares and any public shares owned by them in favor of the Stock Issuance Proposal. See “Other Agreements — A&R Letter Agreement” for more information.
Recommendation of the Landcadia Board
LANDCADIA’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE STOCK ISSUANCE PROPOSAL.
The existence of financial and personal interests of one or more of Landcadia’s directors may result in a conflict of interest on the part of such director(s) between what they may believe is in the best interests of Landcadia and its stockholders and what they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of Landcadia’s Directors and Officers in the Business Combination” for a further discussion.

THE INCENTIVE PLAN PROPOSAL
Overview
Assuming that the Business Combination Proposal and the other condition precedent proposals are approved, Landcadia’s stockholders are also being asked to approve and adopt the Incentive Equity Plan. Our board of directors intends to approve the Incentive Equity Plan prior to, and subject to stockholder approval at, the Landcadia Special Meeting, and, in connection with and following the Business Combination, all equity-based awards will be granted under the Incentive Equity Plan. For further information about the Incentive Equity Plan, please refer to the complete copy of the Incentive Equity Plan, which is attached hereto as Annex F.
After careful consideration, the Landcadia Board believes that approving the Incentive Equity Plan is in the best interests of New Hillman. The Incentive Equity Plan promotes ownership in New Hillman by its employees, non-employee directors and consultants, and aligns incentives between these service providers and stockholders by permitting these service providers to receive compensation in the form of awards denominated in, or based on the value of, our common stock. Therefore, the Landcadia Board recommends that our stockholders approve the Incentive Equity Plan.
Summary of the Incentive Equity Plan
The following summary describes the expected material terms of the Incentive Equity Plan. This summary is not a complete description of all provisions of the Incentive Equity Plan and is qualified in its entirety by reference to the Incentive Equity Plan, a copy of which is attached hereto as Annex F, and we urge you to read it in its entirety.
Purpose
The purpose of the Incentive Equity Plan is to advance our interests by providing for the grant to our employees, directors, consultants and advisors of stock and stock-based awards.
Administration
The Incentive Equity Plan will be administered by our compensation committee, except with respect to matters that are not delegated to the compensation committee by our board of directors (whether pursuant to committee charter or otherwise). The compensation committee (or board of directors, as applicable) will have the discretionary authority to administer and interpret the Incentive Equity Plan and any awards granted under it, determine eligibility for and grant awards, determine the exercise price, base value from which appreciation is measured or purchase price, if any, applicable to any award, determine, modify, accelerate and waive the terms and conditions of any award, determine the form of settlement of awards, prescribe forms, rules and procedures relating to the Incentive Equity Plan and awards, and otherwise do all things necessary or desirable to carry out the purposes of the Incentive Equity Plan or any award. The compensation committee may delegate such of its duties, powers and responsibilities as it may determine to one or more of its members, members of the board of directors and, to the extent permitted by law, our officers, and may delegate to employees and other persons such ministerial tasks as it deems appropriate. As used in this summary, the term “Administrator” refers to the compensation committee and its authorized delegates, as applicable.
Eligibility
Our employees, non-employee directors, consultants and advisors are eligible to participate in the Incentive Equity Plan. Eligibility for stock options intended to be incentive stock options, or ISOs, is limited to our employees or employees of certain of our affiliates. Eligibility for stock options, other than ISOs, and stock appreciation rights, or SARs, is limited to individuals who are providing direct services to us or certain of our affiliates on the date of grant of the award. As of the date of this proxy statement/prospectus, approximately 3,700 employees and approximately nine non-employee directors would be eligible to participate in the Incentive Equity Plan following the Business Combination, including all of our executive officers. In addition, certain consultants and other service providers may, in the future, become eligible to participate in the Incentive Equity Plan, though, as of the date of this proxy statement/prospectus, no grants to any consultants or other service providers are expected.
Authorized shares
Subject to adjustment as described below, the maximum number of shares of our common stock that may be delivered in satisfaction of awards under the Incentive Equity Plan is (i) 7,150,814 shares, plus (ii) up to an aggregate of 14,523,510 shares of our common stock underlying awards under the Hillman Holdco 2014 Equity Incentive Plan (the “Prior Plan”) that on or after the date the Incentive Equity Plan becomes effective, expire or become unexercisable, or are forfeited, cancelled or otherwise terminated, in each case, without delivery of shares or cash therefor, and would have become available under the terms of the Prior Plan (collectively, the “share pool”). Up to the total number of shares in the share pool described above may be delivered in satisfaction of ISOs. The number of shares of our common stock delivered in satisfaction of awards under the Incentive Equity Plan is determined (i) by reducing the share pool by the number of shares withheld by us in payment of the exercise price or purchase price of the award or in satisfaction of tax withholding requirements with respect to the award, (ii) by reducing the share pool by the full number of shares covered by any portion of a SAR which is settled in shares of our common stock (and not only the number of shares delivered in settlement of a SAR), and (iii) by increasing the share pool by any shares underlying awards settled in cash or that expire, become unexercisable, terminate or are forfeited to or repurchased by us without the issuance of shares of our common stock (or retention, in the case of restricted stock or unrestricted stock) of shares of our common stock. The number of shares available for delivery under the Incentive Equity Plan will not be increased by any shares that have been delivered under the Incentive Equity Plan and are subsequently repurchased using proceeds directly attributable to stock option exercises.
Shares that may be delivered under the Incentive Equity Plan may be authorized but unissued shares, treasury shares or previously issued shares acquired by us. No fractional shares will be delivered under the Incentive Equity Plan.
Director limits
The maximum value of all compensation granted or paid to any of our non-employee directors with respect to any calendar year, including awards under the Incentive Equity Plan and cash fees or other compensation paid by us to any such director for services as a director during such calendar year, may not exceed $750,000 in the aggregate, calculating the value of any awards under the Incentive Equity Plan based on their grant date fair value and assuming maximum payout.
Types of awards
The Incentive Equity Plan provides for the grant of stock options, SARs, restricted and unrestricted stock and stock units, restricted stock units, performance awards and other awards that are convertible into or otherwise based on our common stock. Dividend equivalents may also be provided in connection with certain awards under the Incentive Equity Plan, provided that any dividend equivalents will be subject to the same risk of forfeiture, if any, as applies to the underlying award.
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Stock options and SARs.   The Administrator may grant stock options, including ISOs, and SARs. A stock option is a right entitling the holder to acquire shares of our common stock upon payment of the applicable exercise price. A SAR is a right entitling the holder upon exercise to receive an amount (payable in cash or shares of equivalent value) equal to the excess of the fair market value of the shares subject to the right over the base value from which appreciation is measured. The exercise price per share of each stock option, and the base value of each SAR, granted under the Incentive Equity Plan shall be no less than 100% of the fair market value of a share on the date of grant (110% in the case of certain ISOs). Other than in connection with certain corporate transactions or changes to our capital structure, stock options and SARs granted under the Incentive Equity Plan may not be repriced, amended, or substituted for with new stock options or SARs having a lower exercise price or base value, nor may any consideration be paid upon the cancellation of any stock options or SARs that have a per share exercise or base price greater than the fair market value of a share on the date of such cancellation, in each case, without shareholder approval. Each stock option and SAR will have a maximum term of not more than ten years from the date of grant (or five years, in the case of certain ISOs).
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Restricted and unrestricted stock and stock units.   The Administrator may grant awards of stock, stock units, restricted stock and restricted stock units. A stock unit is an unfunded and unsecured promise, denominated in shares, to deliver shares or cash measured by the value of shares in the future, and a restricted stock unit is a stock unit that is subject to the satisfaction of specified performance or other vesting conditions. Restricted stock are shares subject to restrictions requiring that they be forfeited, redelivered or offered for sale to us if specified performance or other vesting conditions are not satisfied.

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Performance awards.   The Administrator may grant performance awards, which are awards subject to the achievement of performance criteria.

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Other share-based awards.   The Administrator may grant other awards that are convertible into or otherwise based on shares of our common stock, subject to such terms and conditions as it determines.

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Substitute awards.   The Administrator may grant substitute awards in connection with certain corporate transactions, which may have terms and conditions that are inconsistent with the terms and conditions of the Incentive Equity Plan.

Vesting; terms of awards
The Administrator determines the terms and conditions of all awards granted under the Incentive Equity Plan, including the time or times an award vests or becomes exercisable, the terms and conditions on which an award remains exercisable, and the effect of termination of a participant’s employment or service on an award. The Administrator may at any time accelerate the vesting or exercisability of an award. The Administrator may cancel, rescind, withhold or otherwise limit or restrict any award if a participant is not in compliance with all applicable provisions of the Incentive Equity Plan and/or any award agreement evidencing the grant of an award, or if the participant breaches any restrictive covenants.
Recovery of compensation
The Administrator may provide that any outstanding award, the proceeds of any award or shares acquired thereunder and any other amounts received in respect of any award or shares acquired thereunder will be subject to forfeiture and disgorgement to us, with interest and other related earnings, if the participant to whom the award was granted is not in compliance with any provision of the Incentive Equity Plan or any award, any non-competition, non-solicitation, no-hire, non-disparagement, confidentiality, invention assignment or other restrictive covenant, or any company policy that relates to trading on non-public information and permitted transactions with respect to shares of our common stock or provides for forfeiture, disgorgement or clawback, or as otherwise required by law or applicable stock exchange listing standards.
Transferability of awards
Except as the Administrator may otherwise determine, awards may not be transferred other than by will or by the laws of descent and distribution.
Effect of certain transactions
In the event of certain covered transactions (including the consummation of a consolidation, merger or similar transaction, the sale of all or substantially all of our assets or shares of our common stock, or our dissolution or liquidation), the Administrator may, with respect to outstanding awards, provide for (in each case, on such terms and subject to such conditions as it deems appropriate):
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The assumption, substitution or continuation of some or all awards (or any portion thereof) by the acquiror or surviving entity;

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The acceleration of exercisability or delivery of shares in respect of any award, in full or in part; and/or

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The cash payment in respect of some or all awards (or any portion thereof) equal to the difference between the fair market value of the shares subject to the award and its exercise or base price, if any.

Except as the Administrator may otherwise determine, each award will automatically terminate or be forfeited immediately upon the consummation of the covered transaction, other than awards that are substituted for, assumed, or that continue following the covered transaction.
Adjustment provisions
In the event of certain corporate transactions, including a stock dividend, stock split or combination of shares (including a reverse stock split), recapitalization or other change in our capital structure, the Administrator shall make appropriate adjustments to the maximum number of shares that may be delivered under the Incentive Equity Plan, the individual award limits, the number and kind of securities subject to, and, if applicable, the exercise or purchase prices (or base values) of outstanding awards, and any other provisions affected by such event. The Administrator may also make any such adjustments if the Administrator determines that adjustments are appropriate to avoid distortion in the operation of the Incentive Equity Plan or any outstanding awards. The Administrator is not required to treat participants or awards (or portions thereof) in a uniform manner in connection in the event of a covered transaction.
Amendments and termination
The Administrator may at any time amend the Incentive Equity Plan or any outstanding award and may at any time suspend or terminate the Incentive Equity Plan as to future grants. However, except as expressly provided in the Incentive Equity Plan, the Administrator may not alter the terms of an award so as to materially and adversely affect a participant’s rights without the participant’s consent (unless the Administrator expressly reserved the right to do so in the applicable award agreement). Any amendments to the Incentive Equity Plan will be conditioned on shareholder approval to the extent required by applicable law, regulations or stock exchange requirements.
Term
No awards shall be granted under the Incentive Equity Plan after the completion of ten years from the date on which the Incentive Equity Plan is approved by the board of directors or approved by our stockholders (whichever is earlier), but awards previously granted may extend beyond that time.
Certain Federal Income Tax Consequences of the Incentive Equity Plan
The following is a summary of certain U.S. federal income tax consequences associated with awards granted under the Incentive Equity Plan. The summary does not purport to cover federal employment tax or other U.S. federal tax consequences that may be associated with the Incentive Equity Plan, nor does it cover state, local or non-U.S. taxes, except as may be specifically noted. The Incentive Equity Plan is not subject to the Employee Retirement Income Security Act of 1974, as amended, and is not intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”).
Stock options (other than ISOs)
In general, a participant has no taxable income upon the grant of a stock option that is not intended to be an ISO (an “NSO”) but realizes income in connection with the exercise of the NSO in an amount equal to the excess (at the time of exercise) of the fair market value of the shares acquired upon exercise over the exercise price. A corresponding deduction is generally available to us, subject to the limitations set forth in the Code. Upon a subsequent sale or exchange of the shares, any recognized gain or loss is treated as a capital gain or loss for which we are not entitled to a deduction.
ISOs
In general, a participant realizes no taxable income upon the grant or exercise of an ISO. However, the exercise of an ISO may result in an alternative minimum tax liability to the participant. With some exceptions, a disposition of shares purchased pursuant to an ISO within two years from the date of grant or within one year after exercise produces ordinary income to the participant (and generally a deduction to us, subject to the limitations set forth in the Code) equal to the value of the shares at the time of exercise less the exercise price. Any additional gain recognized in the disposition is treated as a capital gain for which we are not entitled to a deduction. If the participant does not dispose of the shares until after the expiration of these one and two-year holding periods, any gain or loss recognized upon a subsequent sale of shares purchased pursuant to an ISO is treated as a long-term capital gain or loss for which we are not entitled to a deduction.
SARs
The grant of a SAR does not itself result in taxable income, nor does taxable income result merely because a SAR becomes exercisable. In general, a participant who exercises a SAR for shares of stock or receives payment in cancellation of a SAR will have ordinary income equal to the amount of any cash and the fair market value of any stock received upon such exercise. A corresponding deduction is generally available to us, subject to the limitations set forth in the Code.
Unrestricted stock awards
A participant who purchases or is awarded unrestricted stock generally has ordinary income equal to the excess of the fair market value of the shares at that time over the purchase price, if any, and a corresponding deduction is generally available to us, subject to the limitations set forth in the Code.
Restricted stock awards
A participant who is awarded or purchases shares subject to a substantial risk of forfeiture generally does not have income until the risk of forfeiture lapses. When the risk of forfeiture lapses, the participant has ordinary income equal to the excess of the fair market value of the shares at that time over the purchase price, if any, and a corresponding deduction is generally available to us, subject to the limitations set forth in the Code. However, a participant may make an election under Section 83(b) of the Code to be taxed on restricted stock when it is acquired rather than later, when the substantial risk of forfeiture lapses. A participant who makes an effective 83(b) election will realize ordinary income equal to the fair market value of the shares as of the time of acquisition less any price paid for the shares. A corresponding deduction will generally be available to us, subject to the limitations set forth in the Code. If a participant makes an effective 83(b) election, no additional income results by reason of the lapsing of the restrictions.
For purposes of determining capital gain or loss on a sale of shares awarded under the Incentive Equity Plan, the holding period in the shares begins when the participant recognizes taxable income with respect to the transfer. The participant’s tax basis in the shares equals the amount paid for the shares plus any income realized with respect to the transfer. However, if a participant makes an effective 83(b) election and later forfeits the shares, the tax loss realized as a result of the forfeiture is limited to the excess of what the participant paid for the shares (if anything) over the amount (if any) realized in connection with the forfeiture.
Restricted stock units
The grant of a restricted stock unit does not itself generally result in taxable income. Instead, the participant is taxed upon vesting (and a corresponding deduction is generally available to us, subject to the limitations set forth in the Code), unless he or she has made a proper election to defer receipt of the shares (or cash if the award is cash settled) under Section 409A of the Code. If the shares delivered are restricted for tax purposes, the participant will instead be subject to the rules described above for restricted stock.
Application of Section 409A of the Code
Section 409A of the Code imposes an additional 20% tax and interest on an individual receiving non-qualified deferred compensation under a plan that fails to satisfy certain requirements.
While the awards to be granted pursuant to the Incentive Equity Plan are expected to be designed in a manner intended to comply with the requirements of Section 409A of the Code, if they are not exempt from coverage under such section, if they do not, a participant could be subject to additional taxes and interest.

New Equity Incentive Plan Benefits
Because future awards under the Incentive Equity Plan will be granted in the discretion of the Administrator, the type, number, recipients, and other terms of such awards cannot be determined at this time.
Registration with the SEC
If the Incentive Equity Plan is approved by our stockholders and becomes effective, New Hillman is expected to file with the SEC a registration statement on Form S-8 registering the New Hillman common stock reserved for issuance under the Incentive Equity Plan as soon as reasonably practicable after becoming eligible to use such form.
Equity Compensation Plan Information
Landcadia did not maintain, or have any securities authorized for issuance under, any equity compensation plans as of December 31, 2020.
Vote Required for Approval
The approval of the Incentive Plan Proposal requires the affirmative vote of a majority of the votes cast by Landcadia Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Failure to submit a proxy at the Landcadia Special Meeting, an abstention from voting and a broker non-vote will have no effect on the outcome of the Incentive Plan Proposal. The Business Combination is conditioned on the approval and adoption of the Incentive Plan Proposal. The Incentive Plan Proposal is conditioned upon the approval of the other condition precedent proposals. If the other condition precedent proposals are not approved, the Incentive Plan Proposal will have no effect, even if approved by our stockholders.
Recommendation of the Landcadia Board
THE LANDCADIA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT LANDCADIA STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE INCENTIVE PLAN PROPOSAL.
The existence of financial and personal interests of one or more of Landcadia’s directors may result in a conflict of interest on the part of such director(s) between what they may believe is in the best interests of Landcadia and its stockholders and what they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of Landcadia’s Directors and Officers in the Business Combination” for a further discussion.

THE ESPP PROPOSAL
Overview
Assuming that the Business Combination Proposal, the Charter Proposal, the Stock Issuance Proposals and the Incentive Plan Proposal are approved, Landcadia’s stockholders are also being asked to approve the Hillman Solutions Corp. 2021 Employee Stock Purchase Plan (the “ESPP”). Our board of directors intends to approve the ESPP prior to, and subject to stockholder approval at, the Special Meeting. The purpose of the ESPP is to encourage employee stock ownership, thus aligning employee interests with those of our stockholders, and to enhance the ability of New Hillman to attract, motivate and retain qualified employees. We believe that the ESPP will offer a convenient means for our employees who might not otherwise own our common stock to purchase and hold shares.
A copy of the ESPP is included as Annex G to this proxy statement/prospectus. A more complete understanding of the ESPP’s terms is available by reading the ESPP in its entirety. We are seeking stockholder approval to qualify the ESPP as an “employee stock purchase plan” under Section 423 of the Code and the related regulations.
Summary of the ESPP
The following summary describes the material terms of the ESPP. This summary is not a complete description of all provisions of the ESPP and is qualified in its entirety by reference to the ESPP, which is filed as an exhibit to the registration statement of which this prospectus is a part.
Purpose
The purpose of the ESPP is to enable eligible employees of us and our participating subsidiaries to use payroll deductions to purchase shares of our common stock, and thereby acquire an interest in us. The ESPP is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code.
Administration
The ESPP will be administered by our compensation committee, which will have the discretionary authority to interpret the ESPP, determine eligibility under the ESPP, prescribe forms, rules and procedures relating to the ESPP, and otherwise do all things necessary or desirable to carry out the purposes of the ESPP. Our compensation committee may delegate such of its duties, powers and responsibilities as it may determine to one or more of its members, members of our board of directors and our officers and employees, in each case, to the extent permitted by law. As used in this summary, the term “Administrator” refers to our compensation committee and its authorized delegates, as applicable.
Shares subject to the ESPP
Subject to adjustment as described below, the aggregate number of shares of our common stock available for purchase pursuant to the exercise of options under the ESPP is 1,140,754 shares. Shares to be delivered upon exercise of options under the ESPP may be authorized but unissued shares, treasury shares, or previously issued shares acquired by us. If any option granted under the ESPP expires or terminates for any reason without having been exercised in full or ceases for any reason to be exercisable in whole or in part, the unpurchased shares subject to such option will again be available for purchase under the ESPP.
Eligibility
Participation in the ESPP will generally be limited to our employees and employees of any participating subsidiaries (i) who have been continuously employed by us or one of our participating subsidiaries, as applicable, for a period of at least six months as of the first day of an applicable offering period, (ii) whose customary employment with us or one of our subsidiaries, as applicable, is for more than five months per calendar year, (iii) who customarily work 20 hours or more per week, (iv) who are not highly compensated employees who are subject to Section 16 of the Exchange Act and (v) who satisfy the requirements set forth in the ESPP. The Administrator may establish additional or other eligibility requirements, or change the requirements described in this paragraph, to the extent consistent with Section 423 of the Code. Any employee who owns (or is deemed under statutory attribution rules to own) shares possessing five percent or more of the total combined voting power or value of all classes of shares of us or our parent or subsidiaries, if any, will not be eligible to participate in the ESPP.
General terms of participation
The ESPP allows eligible employees to purchase shares of our common stock during specified offering periods. Unless otherwise determined by the Administrator, offering periods under the ESPP will be three months in duration and commence on the first payroll day of January, April, July and October of each year. During each offering period, eligible employees will be granted an option to purchase shares of our common stock on the last business day of the offering period. A participant may purchase a maximum of 1,000 shares with respect to any offering period (or such lesser number as the Administrator may prescribe). No participant will be granted an option under the ESPP that permits the participant’s right to purchase shares of our common stock under the ESPP and under all other employee stock purchase plans of us or our parent or subsidiaries, if any, to accrue at a rate that exceeds $25,000 in fair market value (or such other maximum as may be prescribed by the Code) for each calendar year during which any option granted to the participant is outstanding at any time, determined in accordance with Section 423 of the Code.
The purchase price of each share issued pursuant to the exercise of an option under the ESPP on an exercise date will be 85% (or such greater percentage as specified by the Administrator) of the fair market value of a share of our common stock on the exercise date, which will be the last business day of the offering period.
The Administrator has the discretion to change the commencement and exercise dates of offering periods, the purchase price, the maximum number of shares that may be purchased with respect to any offering period, the duration of any offering periods and other terms of the ESPP, in each case, without shareholder approval, except as required by law.
Participants in the ESPP will pay for shares purchased under the ESPP through payroll deductions, or otherwise to the extent permitted by the Administrator. Participants may elect to authorize payroll deductions between one and fifteen percent of the participant’s eligible compensation each payroll period.
Transfer restrictions
Shares of our common stock purchased under the ESPP may not be transferred or sold by a participant, other than by will or by the laws of descent and distribution, for a period of three months following the date on which such shares were purchased, or such other period as may be determined by the Administrator.
Adjustments
In the event of a stock dividend, stock split or combination of shares (including a reverse stock split), recapitalization, or other change in our capital structure that constitutes an equity restructuring, the Administrator will make appropriate adjustments to the aggregate number and type of shares available for purchase under the ESPP, the number and type of shares granted under any outstanding options, the maximum number and type of shares purchasable under any outstanding option and/or the purchase price per share under any outstanding option.
Corporate transactions
In the event of a (i) sale of all or substantially all of our then-outstanding common stock or a sale of all or substantially all of our assets, or (ii) merger or similar transaction in which we are not the surviving corporation or which results in the acquisition of us by another person, the Administrator may provide that each outstanding option will be assumed or substituted for or will be cancelled and the balances of participants’ accounts returned, or that the option period will end before the date of the proposed corporate transaction.

Amendments and termination
The Administrator has discretion to amend the ESPP to any extent and in any manner it may deem advisable, provided that any amendment that would be treated as the adoption of a new plan for purposes of Section 423 of the Code will require shareholder approval. The Administrator may suspend or terminate the ESPP at any time.
Material U.S. Federal Income Tax Consequences
The following discussion of certain relevant United States federal income tax consequences applicable to the purchase of shares under the ESPP is only a summary of certain of the United States federal income tax consequences applicable to United States residents under the ESPP, and reference is made to the Code for a complete statement of all relevant federal tax provisions. No consideration has been given to the effects of foreign, state, local and other laws (tax or other) on the ESPP or on a participant, which laws will vary depending upon the particular jurisdiction or jurisdictions involved. In particular, participants who are stationed outside the United States may be subject to foreign taxes as a result of the ESPP.
No taxable income will be recognized by a participant, and no deductions will be allowable to New Hillman, upon either the grant or the exercise of rights to purchase shares. A participant only will recognize income when the shares acquired under the ESPP are sold or otherwise disposed of. The tax due upon sale or other disposition of the acquired shares depends on the length of time that the participant holds the shares.
If the participant sells or otherwise disposes of the purchased shares within two years after the start date of the offering period pursuant to which the shares were acquired or within one year after the actual purchase date of those shares, the participant generally will recognize ordinary income in the year of sale or disposition equal to the amount by which the fair market value of the shares on the purchase date exceeded the purchase price paid for those shares. New Hillman will be entitled to a corresponding income tax deduction for the amount of income recognized for the taxable year in which such disposition occurs. The amount of this ordinary income will be added to the participant’s basis in the shares, and any additional gain or loss recognized upon the sale or disposition will be a capital gain or loss. If the shares have been held for more than one year since the date of purchase, the gain or loss will be long-term capital gain.
If the participant sells or disposes of the purchased shares more than two years after the start date of the offering period pursuant to which the shares were acquired and more than one year after the actual purchase date of those shares, then the participant generally will recognize ordinary income in the year of sale or disposition equal to the lesser of (i) the amount by which the fair market value of the shares on the sale or disposition date exceeded the purchase price paid for those shares, or (ii) 15% of the fair market value of the shares on the start date of that offering period. Any additional gain upon the disposition will be taxed as a long-term capital gain. Alternatively, if the fair market value of the shares on the date of the sale or disposition is less than the purchase price, there will be no ordinary income and any loss recognized will be a long-term capital loss. New Hillman will not be entitled to an income tax deduction with respect to such disposition.
The tax consequences to a participant may vary depending upon the participant’s individual situation. In addition, various state laws may provide for tax consequences that vary significantly from those described above.
New Plan Benefits
Participation in the ESPP is entirely within the discretion of the eligible employees. Because we cannot presently determine the participation levels by employee, the rate of contributions by employees and the eventual purchase price under the ESPP, it is not possible to determine the value of benefits which may be obtained by executive officers and other employees under the ESPP. Non-employee directors are not eligible to participate in the ESPP.
Registration with the SEC
If the ESPP is approved by our stockholders and becomes effective, New Hillman is expected to file a registration statement on Form S-8 registering the shares reserved for issuance under the ESPP as soon as reasonably practicable after becoming eligible to use such form.

Vote Required for Approval
The approval of the ESPP Proposal requires the affirmative vote of a majority of the votes cast by Landcadia Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Failure to submit a proxy at the Special Meeting and a broker non-vote will have no effect on the outcome of the ESPP Proposal. The Business Combination is not conditioned on the ESPP Proposal. The ESPP Proposal is conditioned upon the approval of the condition precedent proposals. If the condition precedent proposals are not approved, the ESPP Proposal will have no effect, even if approved by our stockholders.
Recommendation of the Landcadia Board
THE LANDCADIA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT LANDCADIA STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ESPP PROPOSAL.

THE DIRECTOR ELECTION PROPOSAL
Overview
The Company’s board of directors is currently divided into three classes, with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual meeting of stockholders) serving a three-year term.
Director Nominees
Landcadia’s Board has determined to increase the size of the board of directors from four to ten if the transaction is completed.
Landcadia’s stockholders are being asked to consider and vote upon a proposal to elect three directors to serve as Class I directors, three directors to serve as Class II directors and three directors to serve as Class III directors, in each case to serve on New Hillman’s board of directors for a term expiring at the annual meeting of stockholders to be held in, respectively, 2022 in the case of Class I directors, 2023 in the case of Class II directors and 2024 in the case of Class III directors, or until such director’s successor has been duly elected and qualified, or until such director’s earlier death, resignation, retirement or removal.
Because Landcadia’s Board is currently classified and our directors currently serving in Class I, Class II and Class III have terms that extend beyond the special meeting, these directors have tendered their contingent resignations from their current terms, conditioned upon the approval of the condition precedent proposals, including the Charter Proposal. These resignations will take effect immediately prior to the Closing, and if the requisite vote of the stockholders is obtained, each of these directors will begin a new terms as directors on New Hillman’s Board.
For biographical information concerning each director nominee, see the section entitled “New Hillman Management After The Business Combination — Directors and Officers”.
Vote Required for Approval
The election of directors is decided by a plurality of the votes cast by the stockholders present in person (which would include presence at the virtual special meeting) or represented by proxy at the special meeting and entitled to vote on the election of directors. This means that each of the director nominees will be elected if they receive more affirmative votes than any other nominee for the same position. Stockholders may not cumulate their votes with respect to the election of directors.
Failure to vote by proxy or to vote in person (which would include voting at the virtual special meeting), an abstention from voting, or a broker non-vote will have no effect on the election of directors.
The Business Combination is conditioned on the approval and adoption of the Director Election Proposal. The Director Election Proposal is conditioned on the approval of the other condition precedent proposals. If the other condition precedent proposals are not approved, Landcadia’s Board will remain as currently composed.
Recommendation of the Landcadia Board
OUR BOARD UNANIMOUSLY RECOMMENDS THAT OUR STOCKHOLDERS VOTE “FOR” THE ELECTION OF EACH OF THE DIRECTOR NOMINEES TO THE BOARD OF DIRECTORS.
The existence of financial and personal interests of one or more of Landcadia’s directors may result in a conflict of interest on the part of such director(s) between what they may believe is in the best interests of Landcadia and its stockholders and what they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of Landcadia’s Directors and Officers in the Business Combination” for a further discussion.

THE ADJOURNMENT PROPOSAL
Overview
The Adjournment Proposal, if adopted, will allow Landcadia’s Board to adjourn the Landcadia Special Meeting to a later date or dates, if necessary, to permit further solicitation of proxies if, based upon the tabulated vote at the time of the Landcadia Special Meeting, there are not sufficient votes to approve the condition precedent proposals, or holders of Landcadia Class A common stock have elected to redeem an amount of Landcadia Class A common stock such that Landcadia would have less than $5,000,001 of net tangible assets or the Minimum Proceeds Condition would not be satisfied or waived by Hillman. In no event will Landcadia’s Board adjourn the Landcadia Special Meeting or consummate the Business Combination beyond the date by which it may properly do so under Landcadia’s existing charter and Delaware law.
Consequences if the Adjournment Proposal is Not Approved
If the Adjournment Proposal is not approved by Landcadia’s stockholders, Landcadia’s Board may not be able to adjourn the Landcadia Special Meeting to a later date in the event that there are insufficient votes for the approval of the condition precedent proposals, or holders of Landcadia Class A common stock have elected to redeem an amount of Landcadia Class A common stock such that Landcadia would have less than $5,000,001 of net tangible assets or the Minimum Proceeds Condition would not be satisfied or waived by Hillman, and may be unable to consummate the Business Combination. If we do not consummate the Business Combination and fail to complete an initial business combination by October 14, 2022 (subject to the requirements of law), we will be required to dissolve and liquidate our Trust Account by returning the then remaining funds in such account to the public stockholders.
Vote Required for Approval
The approval of the Adjournment Proposal requires the majority of the votes cast by the Landcadia Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Landcadia Special Meeting.
Failure to submit a proxy or to vote in person at the Landcadia Special Meeting, an abstention from voting or a broker non-vote will have no effect on the Adjournment Proposal.
The Business Combination is not conditioned upon the approval of the Adjournment Proposal. The Adjournment Proposal is not conditioned on any other proposal.
The Sponsors have agreed to vote the founder shares and any public shares owned by them in favor of the Adjournment Proposal (if necessary). See “Other Agreements — A&R Letter Agreement” for more information.
Recommendation of the Landcadia Board
LANDCADIA’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.
The existence of financial and personal interests of one or more of Landcadia’s directors may result in a conflict of interest on the part of such director(s) between what they may believe is in the best interests of Landcadia and its stockholders and what they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of Landcadia’s Directors and Officers in the Business Combination” for a further discussion.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED COMBINED FINANCIALINFORMATION
Introduction
Landcadia and Hillman are providing the following unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the business combination. The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X and should be read in conjunction with the accompanying notes.
The unaudited pro forma condensed combined balance sheet as of December 31, 2020 combines the audited condensed balance sheet of Landcadia as of December 31, 2020 with the audited condensed combined balance sheet of Hillman as of December 26, 2020, giving effect to the Merger.
The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 combines the audited condensed statement of operations of Landcadia for the year ended December 31, 2020 with the audited condensed combined statement of operations of Hillman for the year ended December 26, 2020, giving effect to the Merger as if they had been consummated on January 1, 2020, the beginning of the earliest period presented.
The unaudited pro forma condensed combined financial information was derived from, and should be read in conjunction with, the following historical financial statements and the accompanying notes, which are included elsewhere in this proxy statement/prospectus:
•
The historical audited financial statements of Landcadia as of and for the year ended December 31, 2020; and

•
The historical audited consolidated financial statements as of and for the year ended December 26, 2020.

The foregoing historical financial statements have been prepared in accordance with GAAP. The unaudited pro forma condensed combined financial information has been prepared based on the aforementioned historical financial statements and the assumptions and adjustments as described in the notes to the unaudited pro forma condensed combined financial information. The pro forma adjustments reflect transaction accounting adjustments related to the Merger, which is discussed in further detail below. The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and do not purport to represent Landcadia’s consolidated results of operations or consolidated financial position that would actually have occurred had the Merger been consummated on the dates assumed or to project Landcadia’s consolidated results of operations or consolidated financial position for any future date or period.
The unaudited pro forma condensed combined financial information should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Landcadia” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Hillman,” and other financial information included elsewhere in this proxy statement/prospectus.
Description of the Merger
On January 24, 2021, Landcadia and Hillman entered into the Merger Agreement. Pursuant to the Merger Agreement, and assuming a favorable vote of Landcadia stockholders, Merger Sub will be merged with and into Hillman Holdco. Upon Closing, Hillman Holdco will become a wholly-owned subsidiary of Landcadia.
Upon Closing, the ownership distribution of the successor entity is anticipated to be as follows, based on the capitalization of each of Landcadia and Hillman Holdco as of January 24, 2021 and assuming the consummation of the Business Combination, and excluding the potential dilutive effect of the exercise of warrants, stock options or other equity awards. The table below assumes that the maximum number of 14,200,000 public shares are redeemed (with the number of redemptions being determined by assuming that the redemption price is $10.00 per share and that the maximum number of redemptions which may occur is that number that still enables the conditions to closing under the Merger Agreement to be satisfied.

	Assuming No Redemptions			Assuming Maximum Redemptions(1)
Total Capitalization (in millions)	$	Shares	%	$	Shares	%
Hillman Holdco stockholders	913	91.3	48.7	913	91.3	52.7
Landcadia Stockholders(2)	500	50.0	26.7	358	35.8	20.7
PIPE Investors(3)	350	35.0	18.7	350	35.0	20.2
SPAC Sponsors – JFG Sponsor(4)	72	7.2	3.8	72	7.2	4.1
SPAC Sponsors – TJF Sponsor	40	4.0	2.1	40	4.0	2.3
Total Shares	1,875	187.5	100.0	1,733	173.3	100.0

(1)
Assumes that holders of 14.2 million public shares exercise their redemption rights in connection with the Business Combination at a redemption price of $10.00 per share.

(2)
Includes 1,500,000 public shares held by Jefferies LLC, a subsidiary of JFG Sponsor.

(3)
Excludes 2.5 million shares held by JFG Sponsor through additional investment in the Private Placement.

(4)
Includes 2.5 million shares held by JFG Sponsor through additional investment in the Private Placement and excludes 1,500,000 public shares held by Jefferies LLC.

Accounting for the Merger
The Merger will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, Landcadia has been treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the Hillman equity holders having a relative majority of the voting power of the combined entity, Hillman having the authority to appoint a majority of directors on the Board of Directors, and senior management of Hillman comprising the majority of the senior management of the combined entity. Accordingly, for accounting purposes, the financial statements of the combined entity will represent a continuation of the financial statements of Hillman with the acquisition being treated as the equivalent of Hillman issuing stock for the net assets of Landcadia, accompanied by a recapitalization. The net assets of Landcadia will be stated at historical cost, with no goodwill or other intangible assets recorded.
Basis of Pro Forma Presentation
The historical financial information has been adjusted to give pro forma effect to the transaction accounting required for the Merger. The adjustments in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an accurate understanding of the combined entity upon the Closing.
The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined entity will experience. Landcadia and Hillman have not had any historical relationship prior to the Merger. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.
The unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of redemptions of Class A common stock into cash:
•
Assuming No Redemptions.   This presentation assumes:

•
No stockholders of Class A common stock exercise their redemption rights with respect to their redeemable Class A common stock upon the Closing.

•
Assuming Maximum Redemptions.   This presentation assumes:

•
Stockholders representing 14.2 million shares of Class A common stock exercise their redemption rights with respect to their redeemable Class A common stock upon the Closing for a total redemption price of $142 million, with the number of redemptions being determined by assuming that the redemption price is $10.00 per share and that the maximum number of redemptions that may occur is that number that still enables the conditions to closing under the Merger Agreement to be satisfied.

If the actual facts are different than these assumptions, then the amounts and shares outstanding in the unaudited pro forma condensed combined financial information will be different.

Balance Sheet Pro Forma Adjustments
(in thousands)
Unaudited Pro Forma Condensed Combined Balance Sheet
(in thousands)
	As of December 26, 2020	As of December 31, 2020	Total	Combined	Total	Combined
	Hillman Historical	Landcadia III Historical	Pro Forma Adjustments (Assuming No Redemptions)	Pro Forma Combined Assuming No Redemptions	Pro Forma Adjustments (Assuming Maximum Redemptions)	Pro Forma Combined Assuming Maximum Redemptions
ASSETS
Current assets
Cash and cash equivalents	21,520	1,017	500,079(A)	97,556	(142,002)(J)	51,508
			375,000(B)		95,954(K)
			(1,544,073)(C)
			835,000(D)
			(90,987)(E)
Accounts receivable, net	121,228	—		121,228		121,228
Inventories, net	391,679	—		391,679		391,679
Other current assets	19,280	106		19,386		19,386
Total current assets	553,707	1,123	75,019	629,849	(46,048)	583,801
Property, Plant, and Equipment, net	182,674	—		182,674		182,674
Other assets:
Goodwill	816,200	—		816,200		816,200
Other intangibles, net	825,966	—		825,966		825,966
Operating lease right of use assets	76,820	—		76,820		76,820
Deferred tax asset	2,075	—		2,075		2,075
Other assets	11,176	—		11,176		11,176
Deferred offering costs	—	500,079	(500,079)(A)	—		—
Total other assets	1,732,237	500,079	(500,079)	1,732,237	—	1,732,237
Total assets	2,468,618	501,202	(425,060)	2,544,760	(46,048)	2,498,712
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	201,461	127		201,588		201,588
Current portion of debt and capital leases	11,481	—	(10,609)(C)	872		872
Current portion of operating lease liabilities	12,168	—		12,168		12,168
Accrued expenses	86,801	—	(1,385)(E)	85,416		85,416
Total current liabilities	311,911	127	(11,994)	300,044	—	300,044
Other liabilities
Long term debt, net of deferred financing costs	1,535,508	—	(1,533,464)(C)	837,044	97,633(K)	934,677
			835,000(D)
Deferred underwriting fee payable	—	17,500	(17,500)(E)	—		—
Deferred tax liabilities	156,118	—		156,118		156,118
Operating lease liabilities	68,934	—		68,934		68,934
Other non-current liabilities	31,560	—		31,560		31,560
Total other liabilities	1,792,120	17,500	(715,964)	1,093,656	97,633	1,191,289

	As of December 26, 2020	As of December 31, 2020	Total	Combined	Total	Combined
	Hillman Historical	Landcadia III Historical	Pro Forma Adjustments (Assuming No Redemptions)	Pro Forma Combined Assuming No Redemptions	Pro Forma Adjustments (Assuming Maximum Redemptions)	Pro Forma Combined Assuming Maximum Redemptions
Shareholders’ equity
Class A common stock subject to possible redemption (L)	—	478,575	(478,575)(I)	—		—
Class A Common stock (L)	5	—	4(B)	19	(1)(J)	18
			4(G)
			1(H)
			5(I)
Class B Common stock (L)	—	1	(1)(H)	—		—
Paid-in capital	570,139	5,153	374,996(B)	1,428,700	(141,999)(J)	1,286,701
			(154)(F)
			(4)(G)
			478,570(I)
Treasury stock	(4,320)	—		(4,320)		(4,320)
Accumulated deficit	(171,849)	(154)	154(F)	(243,951)	(2)(J)	(245,632)
			(72,102)(E)		(1,679)(K)
Accumulated other comprehensive loss	(29,388)	—	—	(29,388)		(29,388)
Total shareholders’ equity	364,587	5,000	781,473	1,151,060	(143,681)	1,007,379
Total liabilities and shareholders’ equity	2,468,618	501,202	(425,060)	2,544,760	(46,048)	2,498,712

Income Statement Pro Forma Adjustments
(in thousands)
Unaudited Pro Forma Condensed Combined Statement of Operations
(in thousands, except share and per share amounts)
	For the Year Ended December 26, 2020	For the Year Ended December 31, 2020	Total	Combined	Total	Combined
	Hillman Historical	Landcadia III Historical	Pro Forma Adjustments (Assuming No Redemptions)	Pro Forma Combined Assuming No Redemptions	Pro Forma Adjustments (Assuming Maximum Redemptions)	Pro Forma Combined Assuming Maximum Redemptions
Net sales	1,368,295	—	—	1,368,295		1,368,295
Cost of sales	781,815	—	—	781,815		781,815
Selling, general and administrative expenses	398,472	233	—	398,705		398,705
Depreciation	67,423	—	—	67,423		67,423
Amortization	59,492	—	—	59,492		59,492
Management fees to related party	577	—	—	577		577
Other (income) expense	(5,250)	—	—	(5,250)		(5,250)
Total operating expense	1,302,529	233	—	1,302,762	—	1,302,762
Income (loss) from Operations	65,766	(233)	—	65,533	—	65,533
Interest expense, net	86,774	(79)	(83,513)(AA)	40,084	3,676(EE)	43,760
			36,823(BB)
			79(CC)
Interest expense on junior subordinated debentures	12,707	—	—	12,707		12,707
Investment income	(378)	—	—	(378)		(378)
Loss on mark-to-market adjustment of interest rate swap	601	—	—	601		601
Income (loss) before income taxes	(33,938)	(154)	46,611	12,519	(3,676)	8,843
Income tax expense (benefit)	(9,439)	—	9,788(DD)	349	(772)(FF)	(423)
Net income (loss)	(24,499)	(154)	36,823	12,170	(2,904)	9,266
Foreign currency translation adjustment	2,652	—	—	2,652	—	2,652

	For the Year Ended December 26, 2020	For the Year Ended December 31, 2020	Total	Combined	Total	Combined
	Hillman Historical	Landcadia III Historical	Pro Forma Adjustments (Assuming No Redemptions)	Pro Forma Combined Assuming No Redemptions	Pro Forma Adjustments (Assuming Maximum Redemptions)	Pro Forma Combined Assuming Maximum Redemptions
Comprehensive income (loss)	(21,847)	(154)	36,823	14,822	(2,904)	11,918
Net earnings:
Basic earnings per share	(44.92)	(0.02)		0.06		0.05
Diluted earnings per share	(44.92)	(0.02)		0.06		0.05
Average shares outstanding	545,370	8,812,791		187,476,425(GG)		173,276,425(GG)
Diluted shares outstanding	545,370	8,812,791		190,361,334(HH)		176,161,334(HH)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
1.   Basis of Presentation
The pro forma adjustments have been prepared as if the Merger had been consummated on January 1, 2020 the beginning of the earliest period presented both the unaudited pro forma condensed combined balance sheet and in the unaudited pro forma condensed combined statements of operations.
The unaudited pro forma condensed combined financial information has been prepared assuming the following methods of accounting in accordance with GAAP.
The Merger will be accounted for as a reverse recapitalization in accordance with GAAP. Accordingly, for accounting purposes, the financial statements of the combined entity will represent a continuation of the financial statements of Hillman with the acquisition being treated as the equivalent of Hillman issuing stock for the net assets of Landcadia, accompanied by a recapitalization. The net assets of Landcadia will be stated at historical cost, with no goodwill or other intangible assets recorded.
The pro forma adjustments represent management’s estimates based on information available as of the date of this proxy statement/prospectus and are subject to change as additional information becomes available and additional analyses are performed. Management considers this basis of presentation to be reasonable under the circumstances.
One-time direct and incremental transaction costs anticipated to be incurred prior to, or concurrent with, the Closing are reflected in the unaudited pro forma condensed combined balance sheet as a direct reduction to the combined entity’s additional paid-in capital and are assumed to be cash settled.
2. Adjustments and Assumptions to the Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2020
The adjustments included in the unaudited pro forma condensed combined balance sheet as of December 31, 2020 are as follows:
(A)
Reflects the reclassification of cash and marketable securities held in the trust account that become available in conjunction with the business combination.

(B)
Represents the pro forma adjustment to record the net proceeds of $375.0 million from the private placement issuance of 37.5 million shares of Class A common stock to the PIPE Investors.

(C)
Represents the pro forma adjustment to remove Hillman's existing debt. This debt will be paid down and new debt will be issued, as represented by the adjustment at (D). The existing debt was and new debt will be issued via syndication with several lending institutions. If the paydown is characterized as an extinguishment, it could accelerate the recognition of expenses of $10.9 million related to deferred financing costs, a loss of $6.5 million related to the current discount on the existing term loan, and a gain of $14.6 million related to the current premium on the existing trust preferred debt, which are not currently reflected in the pro forma financial statements.

(D)
Represents the pro forma adjustment to record new debt in line with the planned paydown of existing debt and issuance of new debt discussed further at (C).

(E)
Represents transaction costs of $91.0 million. Of the total amount shown, $1.4 million in accrued liabilities and $17.5 million in deferred underwriter fees were incurred and accrued for on the balance sheet as of December 31, 2020.

(F)
Reflects the elimination of the Company’s historical accumulated deficit.

(G)
Represents issuance of 91.3 million shares of Class A Common Stock to existing Hillman equity holders as consideration for the reverse recapitalization.

(H)
Represents adjustment to present 8.7 million shares of Class A Common Stock held by the Landcadia Sponsors.

(I)
Reflects the reclassification of approximately $478.6 million of Class A Common Stock subject to possible redemption to permanent equity.

(J)
Represents the pro forma adjustment to record the redemption of 14.2 million shares of common stock given a maximum redemption scenario, at an assumed redemption price of $10 per share, inclusive of related interest earned on funds held in the Trust Account.

(K)
Represents an adjustment to the planned net reduction of debt, inclusive of incremental transaction costs of $1.7 million.

(L)
Authorized, issued and outstanding shares for each class of common stock and preferred stock as of December 31, 2020 and on a pro forma basis is as follows:

	December 31, 2020			Pro Forma Combined Company Assuming No Redemptions			Pro Forma Combined Company Assuming Maximum Redemptions
	Authorized	Issued	Outstanding	Authorized	Issued	Outstanding	Authorized	Issued	Outstanding
Landcadia Preferred Stock	1,000,000	—	—	1,000,000	0	0	1,000,000	—	—
Landcadia Class A common stock subject to possible redemption	50,000,000	47,849,916	47,849,916	—	—	—	—	—	—
Landcadia Class A Common Stock	330,000,000	2,150,084	2,150,084	500,000,000	187,476,425	187,476,425	500,000,000	173,276,425	173,276,425
Landcadia Class B Common Stock	20,000,000	12,500,000	12,500,000	—	—	—	—	—	—
Hillman Preferred Stock	200,000	0	0	N/A	N/A	N/A	N/A	N/A	N/A
Hillman Class A Common Stock	1,800,000	556,444	556,444	N/A	N/A	N/A	N/A	N/A	N/A
As a result of the Business Combination, Landcadia common stock will be issued for Hillman’s issued and outstanding common and preferred stock. There will no longer be any Hillman common or preferred stock issued and outstanding after the Business Combination; thus all share totals under both a no redemption and max redemption scenario are noted as not applicable in the table above.
3.   Adjustments and Assumptions to the Unaudited Pro Forma Condensed Combined Statement of Operations for the Year ended December 31, 2020
The adjustments included in the unaudited pro forma condensed combined statement of operations for the Year ended December 31, 2020 are as follows:
(AA)
Represents the pro forma adjustment to remove interest expense associated with the paydown of Hillman's existing debt.

(BB)
Represents the pro forma adjustment to record interest expense associated with new debt. The new debt has a variable interest rate of 275 basis points over the greater of LIBOR and a floor of 0.5%. The effective interest rate was determined using the actual 1-month LIBOR for 2020 reset on a monthly basis, resulting in interest expense of $32.0 million. This is consistent with the terms of the existing debt, as the final executed terms are not available for the new debt and the terms are expected to be consistent between issuances. A change in LIBOR of 1/8 of a percent would result in an increase or decrease in interest expense for the year of $0.8 million. Additional interest expense related to amortization of original issue discount of $0.4 million, ticking fees of $3.7 million, commitment fees of $0.6 million, and agent fees of $0.2 million, resulted in total interest expense of $36.8 million for the year ended December 31, 2020.

(CC)
Reflects the elimination of interest earned on marketable securities held in the trust account.

(DD)
Represents the tax impact of income statement adjustments for the year ended December 31, 2020, which was calculated using the relevant statutory income tax rate of 21%.

(EE)
Reflects the impact on interest expense of the change in the issuance of new debt under the maximum redemption scenario. The effective interest rate was determined consistent with (BB). Under the maximum redemption scenario, a change in LIBOR of 1/8 of a percent would result in a total increase or decrease in interest expense for the year of $0.9 million, or an incremental change of $0.1 million compared to the no redemption scenario.

(FF)
Represents the tax impact of the incremental income statement adjustment under a maximum redemption scenario for the year ended December 31, 2020, which was calculated using the relevant statutory income tax rate of 21%.

(GG)
Represents net income per share computed by dividing net income by the weighted average number of common shares outstanding for the year ended December 31, 2020.

(HH)
Represents diluted net income per share computed by dividing net income by the weighted average number of common shares outstanding for the year ended December 31, 2020, inclusive of 2.7 million stock options outstanding under the treasury stock method (14.1 million total stock options at a weighed average strike price of $8.12) and 0.2 million RSUs.. The dilutive impact of 24.7 million outstanding warrants were excluded as these were out of the money as of December 31, 2020.

OTHER INFORMATION RELATED TO LANDCADIA
Introduction
Landcadia is a blank check company incorporated as a Delaware corporation whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Prior to executing the Merger Agreement, Landcadia’s efforts were limited to organizational activities, completion of its initial public offering and the evaluation of possible business combinations.
Initial Public Offering
Landcadia has neither engaged in any operations nor generated any revenue to date. Based on Landcadia’s business activities, Landcadia is a “shell company” as defined under the Exchange Act because it has no operations and nominal assets consisting almost entirely of cash.
On March 13, 2018, JFG Sponsor, through a subsidiary, purchased a 100% of the membership interest in Landcadia for $1,000. On August 24, 2020, TJF Sponsor purchased a 51.7% membership interest in Landcadia for $1,070. Simultaneously we converted the Company from a limited liability company to a corporation and issued stock in lieu of membership rights to its members. The Sponsors were issued 11,500,000 Class B shares based on the proportional interest in the Company. Further, on September 16, 2020, we conducted a 1:1.25 stock split of the founder shares so that a total of 14,375,000 founder shares were issued and outstanding. Subsequently on November 22, 2020 the Sponsors forfeited an aggregate of 1,875,000 shares of Class B common stock because the underwriters did not exercise their over-allotment option. As of the date of this proxy statement/prospectus, TJF Sponsor owns 6,462,500 founder shares and JFG Sponsor owns 6,037,500 founder shares.
Simultaneously with the consummation of the initial public offering, Landcadia consummated the private sale of an aggregate of 8,000,000 warrants, each exercisable to purchase one share of Landcadia Class A common stock at $11.50 per share, to our Sponsors at a price of $1.50 per warrant, generating gross proceeds, before expenses, of approximately $12,000,000 (the “private placement warrants”). The private placement warrants are identical to the warrants included in the units sold in the initial public offering, except that, so long as they are held by their initial purchasers or their permitted transferees, (i) they will not be redeemable by Landcadia, (ii) they (including the shares of Class A common stock issuable upon exercise of these warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold until 30 days after Landcadia completes its initial business combination, (iii) they may be exercised by the holders on a cashless basis and (iv) they will be entitled to registration rights.
Upon the closing of the initial public offering and the private placement warrants, $500,000,000 was placed in a Trust Account maintained by Continental Stock Transfer & Trust Company, acting as trustee. Except for the withdrawal of interest to pay taxes, if any, the Current Charter provides that none of the funds held in trust will be released from the Trust Account until the earlier of (i) the completion of an initial business combination; (ii) the redemption of any of the public shares properly submitted in connection with a stockholder vote to amend the Current Charter to modify the substance or timing of Landcadia’s obligation to redeem 100% of the public shares if Landcadia does not complete an initial public offering within 24 months from the closing of its initial public offering or with respect to any other material provisions relating to stockholders’ rights or pre-initial business combination activity or (iii) the redemption of 100% of the public shares if Landcadia is unable to complete an initial business combination within 24 months from the closing of Landcadia’s initial public offering, subject to applicable law. The proceeds held in the Trust Account may only be invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations.
The net proceeds deposited into the Trust Account remain on deposit in the Trust Account earning interest. As of January 22, 2021 there was $500,086,473.96 in investments and cash held in the Trust Account.

Fair Market Value of Hillman Holdco’s Business
Landcadia’s initial business combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the agreement to enter into the Business Combination. Landcadia will not complete a business combination unless it acquires a controlling interest in a target company or is otherwise not required to register as an investment company under the Investment Company Act. Landcadia’s Board determined that this test was met in connection with the proposed Business Combination.
Stockholder Approval of Business Combination
Under the Current Charter, in connection with any proposed business combination, Landcadia must seek stockholder approval of an initial business combination at a meeting called for such purpose at which public stockholders may seek to redeem their public shares, subject to the limitations described in the prospectus for Landcadia’s initial public offering. Accordingly, in connection with the Business Combination, the Landcadia Stockholders may seek to redeem the public shares that they hold in accordance with the procedures set forth in this proxy statement/prospectus.
Voting Restrictions in Connection with Stockholder Meeting
In connection with the execution of the Merger Agreement, Landcadia’s initial public offering, Landcadia’s Sponsors, directors and members of the management team entered into an amended and restated letter agreement to vote their shares in favor of the Business Combination Proposal and in favor of all other proposals being presented at the Special Meeting. As of the date hereof, Landcadia’s Sponsors own approximately 22.4% of the total outstanding Landcadia Shares.
At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding Landcadia or its securities, Landcadia’s Sponsors, directors, officers, advisors and/or their affiliates, Hillman Holdco and/or its affiliates and the Stockholder Representative and/or its affiliates may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of Landcadia Class A common stock or vote their shares in favor of the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood that (i) the proposals presented to stockholders for approval at the Special Meeting are approved and/or (ii) Landcadia satisfy the Minimum Proceeds Condition. Any such stock purchases and other transactions may thereby increase the likelihood of obtaining stockholder approval of the Business Combination. This may result in the completion of the Business Combination in a way that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/ prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by Landcadia’s Sponsors for nominal value.
Liquidation if No Business Combination
Landcadia has until October 14, 2022 to complete an initial business combination. If it is unable to complete its initial business combination by that date (or such later date as its stockholders may approve in accordance with the Current Charter), Landcadia will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any) and (iii) as promptly as reasonably possible following such redemption, subject to the approval of Landcadia’s remaining stockholders and its board of directors, liquidate and dissolve, subject, in each case, to Landcadia’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the private placement warrants, which will expire worthless if Landcadia fails to complete its initial business combination by October 14, 2022.
Landcadia’s Sponsors, directors and members of the management team have entered into an amended and restated letter agreement with it, pursuant to which they have waived their rights to liquidating distributions from the Trust Account with respect to their founder shares if Landcadia fails to complete its initial business combination within the required time frame. However, if Landcadia’s Sponsors, officers and directors acquire public shares in or after the initial public offering, they will be entitled to liquidating distributions from the Trust Account with respect to such public shares if Landcadia fails to complete its initial business combination by October 14, 2022.
The Sponsors and Landcadia’s officers and directors have also agreed, pursuant to a written agreement with Landcadia, that they will not propose any amendment to the Current Charter that would affect the substance or timing of Landcadia’s obligation to redeem 100% of the public shares if it does not complete its initial business combination by October 14, 2022 or with respect to any other material provisions relating to stockholders’ rights or pre-initial business combination activity, unless Landcadia provides its public stockholders with the opportunity to redeem their public shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to it to pay its taxes, divided by the number of then issued and outstanding public shares. However, Landcadia may not redeem the public shares in an amount that would cause its net tangible assets to be less than $5,000,001 (so that it is not subject to the SEC’s “penny stock” rules).
Landcadia expects that all costs and expenses associated with implementing its plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the approximately $978,000 of proceeds held outside the Trust Account as of January 22, 2021, although it cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing the plan of dissolution, to the extent that there is any interest accrued in the Trust Account not required to pay taxes on interest income earned on the Trust Account balance, Landcadia may request the trustee to release to it an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.
If Landcadia was to expend all of the net proceeds of its initial public offering, other than the proceeds deposited in the Trust Account, and without taking into account interest, if any, earned on the Trust Account, the per-share redemption amount received by stockholders upon its dissolution would be $10.00. The proceeds deposited in the Trust Account could, however, become subject to the claims of its creditors, which would have higher priority than the claims of its public stockholders. Landcadia cannot assure you that the actual per-share redemption amount received by stockholders will not be less than $10.00. While Landcadia intends to pay such amounts, if any, it cannot assure you that it will have funds sufficient to pay or provide for all creditors’ claims.
Although Landcadia will seek to have all vendors, service providers, prospective target businesses and other entities with which it does business execute agreements with it waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of its public stockholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against Landcadia’s assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, Landcadia’s management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to Landcadia than any alternative. Examples of possible instances where Landcadia may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. As of the date of this proxy statement/prospectus, Landcadia is not a party to any agreement that does not contain such a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with Landcadia and will not seek recourse against the Trust Account for any reason. In order to protect the amounts held in the Trust Account, our Sponsors have agreed that they will be liable to Landcadia if and to the extent any claims by a third party for services rendered or products sold to Landcadia, or a prospective target business with which Landcadia has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable; provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under Landcadia’s indemnity of the underwriters of its initial public offering against certain liabilities, including liabilities under the Securities Act. However, Landcadia has not asked our Sponsors to reserve for such indemnification obligations, nor has Landcadia independently verified whether our Sponsors have sufficient funds to satisfy its indemnity obligations and Landcadia believes that our Sponsors’ only assets are Landcadia’s securities. Therefore, Landcadia cannot assure you that our Sponsors would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for the Business Combination and redemptions could be reduced to less than $10.00 per public share. In such event, Landcadia may not be able to complete the Business Combination, and Landcadia’s public stockholders would receive such lesser amount per share in connection with any redemption of their public shares. None of Landcadia’s officers or directors will indemnify Landcadia for claims by third parties including, without limitation, claims by vendors and prospective target businesses.
In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per share due to reductions in the value of the trust assets, in each case less taxes payable, and our Sponsors assert that they are unable to satisfy its indemnification obligations or that they have no indemnification obligations related to a particular claim, Landcadia’s independent directors would determine whether to take legal action against our Sponsors to enforce its indemnification obligations. While Landcadia currently expects that its independent directors would take legal action on its behalf against our Sponsors to enforce its indemnification obligations to Landcadia, it is possible that Landcadia’s independent directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, Landcadia cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.00 per share.
Landcadia will seek to reduce the possibility that our Sponsors will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which it does business execute agreements with Landcadia waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. The Sponsors will also not be liable as to any claims under Landcadia’s indemnity of the underwriters of its initial public offering against certain liabilities, including liabilities under the Securities Act. As of January 22, 2021, Landcadia had access to up to approximately $978,000 held outside the Trust Account with which it may pay any such potential claims (including costs and expenses incurred in connection with its liquidation, currently estimated to be no more than approximately $100,000). In the event that Landcadia liquidates, and it is subsequently determined that the reserve for claims and liabilities is insufficient, stockholders who received funds from the Trust Account could be liable for claims made by creditors.
If Landcadia files a bankruptcy petition or an involuntary bankruptcy petition is filed against it that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in its bankruptcy estate and subject to the claims of third parties with priority over the claims of Landcadia’s stockholders. To the extent any bankruptcy claims deplete the Trust Account, Landcadia cannot assure you it will be able to return $10.00 per share to its public stockholders. Additionally, if Landcadia files a bankruptcy petition or an involuntary bankruptcy petition is filed against Landcadia that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by Landcadia’s stockholders. Furthermore, Landcadia’s

Board may be viewed as having breached its fiduciary duty to Landcadia’s creditors and/or may have acted in bad faith, and thereby exposing itself and the company to claims of punitive damages, by paying public stockholders from the Trust Account prior to addressing the claims of creditors. Landcadia cannot assure you that claims will not be brought against it for these reasons.
Landcadia’s public stockholders will be entitled to receive funds from the Trust Account only (i) in the event of the redemption of the public shares if Landcadia does not complete its initial business combination by October 14, 2022, (ii) in connection with a stockholder vote to amend the Current Charter to modify the substance or timing of Landcadia’s obligation to redeem 100% of the public shares if it does not complete its initial business combination by October 14, 2022 or with respect to any other material provisions relating to stockholders’ rights or pre-initial business combination activity or (iii) if they redeem their respective shares for cash upon the completion of Landcadia’s initial business combination. In no other circumstances will a stockholder have any right or interest of any kind to or in the Trust Account. In the event Landcadia seeks stockholder approval in connection with an initial business combination, a stockholder’s voting in connection with the Business Combination alone will not result in a stockholder’s redeeming its shares to Landcadia for an applicable pro rata share of the Trust Account. Such stockholder must have also exercised its redemption rights described above. These provisions of the Current Charter, like all provisions of the Current Charter, may be amended with a stockholder vote.
Properties
Landcadia’s executive offices at 1510 West Loop South, Houston, Texas 77027 are provided by TJF Sponsor. Commencing upon consummation of its initial public offering, Landcadia reimburses FEI, an affiliate of TJF Sponsor, for office space, secretarial and administrative services provided to members of our management team in an amount not to exceed $20,000 per month. Upon completion of Landcadia’s initial business combination or liquidation, it will cease paying these monthly fees. Landcadia believes, based on rents and fees for similar services, that this amount is at least as favorable as it could have obtained from an unaffiliated person. Landcadia considers its current office space adequate for its current operations.
Employees
Landcadia currently has five executive officers. These individuals are not obligated to devote any specific number of hours to Landcadia’s matters but they intend to devote as much of their time as they deem necessary to Landcadia’s affairs until it has completed an initial business combination. The amount of time they will devote in any time period will vary based on whether a target business has been selected for an initial business combination and the stage of the Business Combination process it is in. Landcadia does not intend to have any full time employees prior to the completion of its initial business combination.
Directors and Executive Officers
Landcadia’s directors and executive officers are as follows:
Name	Age	Position
Tilman J. Fertitta	63	Co-Chairman and Chief Executive Officer
Richard Handler	59	Co-Chairman and President
Richard H. Liem	66	Vice President and Chief Financial Officer
Steven L. Scheinthal	59	Vice President, General Counsel and Secretary
Nicholas Daraviras	46	Vice President, Acquisitions
Scott Kelly	56	Director
Dona Cornell	59	Director
Tilman J. Fertitta has been our Co-Chairman and Chief Executive Officer since August 24, 2020. He has served as Chairman and Chief Executive Officer of Golden Nugget Online Gaming, Inc. (formerly, Landcadia Holdings II, Inc. (“Landcadia II”)) (“Golden Nugget Online”) since February 14, 2019. He was previously Co-Chairman and Chief Executive Officer of Landcadia Holdings, Inc. (“Landcadia I”) from September 15, 2015 through the consummation of the Waitr Holdings, Inc. (“Waitr”) business combination, and he currently serves on the board of directors of Waitr Holdings Inc. Since August 2010, Mr. Fertitta has been the sole shareholder, chairman and Chief Executive Officer of FEI, which owns the NBA’s Houston Rockets, the restaurant conglomerate Landry’s, Inc. (“Landry’s”) and the Golden Nugget Casinos and is recognized today as a global leader in the dining, hospitality, entertainment and gaming industries. Mr. Fertitta was the sole shareholder at the time he took Landry’s public in 1993, and after 17 years as a public company, he was the sole shareholder in taking Landry’s private in 2010. Mr. Fertitta currently serves as Chairman of the Houston Children’s Charity, the Houston Police Foundation, and is currently the Chairman of the Board of Regents for the University of Houston. He is also on the Executive Committee of the Houston Livestock Show and Rodeo, one of the nation’s largest charitable organizations. He also serves on the boards of the Texas Heart Institute and the Greater Houston Partnership.
Richard Handler has been our Co-Chairman and President since August 24, 2020. Mr. Handler served as Co-Chairman and President of Landcadia II from February 14, 2019, though the consummation of the Golden Nugget Online business combination. He previously served as Co-Chairman and President of Landcadia I from September 15, 2015, through the consummation of the Waitr business combination. He has been with Jefferies LLC since 1990 and has served as Chief Executive Officer since 2001, making him the longest serving CEO on Wall Street. He is the Chief Executive Officer and Director of Jefferies and Chairman of the board of directors, Chief Executive Officer and President of Jefferies Group LLC. Mr. Handler also serves as Chairman of the Global Diversity Council at Jefferies LLC. In addition he is Chairman and CEO of the Handler Family Foundation, a non-profit that focuses on many philanthropic areas, including providing 4-year all-inclusive fully-paid college educations each year to 15 of the most talented and deserving students coming from challenging backgrounds and circumstances. The foundation also works to protect the environment by protecting endangered species. Prior to Jefferies LLC he worked at Drexel Burnham Lambert in the High Yield Bond Department. Mr. Handler received an MBA from Stanford University in 1987. He received his BA in Economics (Magna Cum Laude, High Distinction) from the University of Rochester in 1983 where he also serves as Chairman of the Board of Trustees.
Richard H. Liem has been our Vice President and Chief Financial Officer since August 24, 2020. Mr. Liem previously served as Golden Nugget Online’s (formerly, Landcadia II) Vice President and Chief Financial Officer from February 14, 2019 until the Golden Nugget Online business combination and he currently serves on the Golden Nugget Online board of directors. He previously served as Vice President and Chief Financial Officer of Landcadia I from September 15, 2015 through the consummation of the Waitr business combination. Mr. Liem currently serves as Chief Financial Officer and Executive Vice President of Golden Nugget. Mr. Liem has been the Chief Financial Officer of Landry’s Restaurants Inc. (a subsidiary of Golden Nugget) since June 11, 2004 and serves as its Executive Vice President and Principal Accounting Officer. He joined Landry’s Restaurants, Inc. in 1999 as the Corporate Controller. Mr. Liem joined Landry’s from Carrols Corporation, where he served as the Vice President of Financial Operations from 1994 to 1999. He served with the Audit Division of Price Waterhouse, L.L.P. from 1983 to 1994. He has been a Director of Landry’s LLC since 2009 and also serves as a director of Golden Nugget. Mr. Liem also serves on the compliance committee for GNAC. In addition, he serves as the Executive Vice President and Chief Financial Officer of FEI, which is the holding company for Golden Nugget, Landry’s LLC, and other assets owned and controlled by Tilman J. Fertitta. Mr. Liem is a Certified Public Accountant and was first licensed in Texas in 1989.
Steven L. Scheinthal has been our Vice President, General Counsel and Secretary since August 24, 2020. Mr. Scheinthal previously served as Vice President, General Counsel and Secretary of Landcadia II from February 14, 2019 through the consummation of the Golden Nugget Online business combination, and he currently serves on the board of directors of Golden Nugget Online. He previously served as Vice President, General Counsel and Secretary of Landcadia I from September 15, 2015 through the consummation of the Waitr business combination, and he currently serves on the board of directors of Waitr. Mr. Scheinthal has served as a member of the board of directors of Landry’s since its IPO in 1993 and as its Executive Vice President or Vice President of Administration, General Counsel and Secretary since September 1992. He also serves as a member of the board of directors, Executive Vice President and General Counsel of FEI, which is the holding company for Landry’s, the Golden Nugget Hotels and Casinos and other assets owned and controlled by Tilman J. Fertitta. He devotes a substantial amount of time on behalf of all FEI companies, including Landry’s and Golden Nugget, to acquisitions, financings, human resources, risk, benefit and litigation management, union, lease and contract negotiations, trademark oversight and licensing and is primarily responsible for compliance with all federal, state and local laws. He was also primarily responsible for Landry’s corporate governance and SEC compliance from its initial public offering and during the 17 plus years Landry’s operated as a public company. Prior to joining Landry’s, he was a partner in the law firm of Stumpf & Falgout in Houston, Texas. Mr. Scheinthal represented Landry’s for approximately five years before becoming part of the organization.
Nicholas Daraviras has served as our Vice President, Acquisitions since August 24, 2020. Mr. Daraviras served as Vice President, Acquisitions of Landcadia II from February 14, 2019 through the consummation of the Golden Nugget Online business combination. He previously served as Vice President, Acquisitions of Landcadia I from September 15, 2015 through the consummation of the Waitr business combination. . Mr. Daraviras is Co-President of Leucadia Asset Management and a Managing Director of Jefferies. Prior to 2014, Mr. Daraviras had been employed with Jefferies Capital Partners, LLC or its predecessors since 1996. Mr. Daraviras has served on the board of Fiesta Restaurant Group since April 2011 and currently serves on Corporate Governance and Nominating Committee. He also serves on several boards of directors of private portfolio companies of Jefferies. Mr. Daraviras served on the boards of Edgen Group Inc., a global distributor of specialty steel products, or its predecessors from February 2005 until 2013, Carrols Restaurant Group, Inc. from 2009 until 2013, and The Sheridan Group, Inc. from 2003 until 2017.
Scott Kelly serves on our board of directors. He has served as Director of Golden Nugget Online (formerly, Landcadia II) since May 12, 2020. He is a former NASA astronaut and retired U.S. Navy Captain, U.S. spaceflight record holder and an experienced test pilot having logged more than 15,000 hours of flight time in more than 40 different aircraft and spacecraft. A former fighter pilot, Mr. Kelly flew the F-14 Tomcat aboard the aircraft carrier, USS Dwight D. Eisenhower. Mr. Kelly was selected by NASA as an astronaut in 1996. A veteran of four space flights, he piloted Space Shuttle Discovery to the Hubble space telescope in 1999 and, subsequently, commanded Space Shuttle Endeavor on a mission to the International Space Station in 2007. His long-duration space flight experience includes two flights on the Russian Soyuz spacecraft, launching and landing from Kazakhstan and two stays aboard the International Space Station as commander, the first a 159-day mission in 2010-2011 followed by his recorded-breaking 340-day mission to the international space station in 2015. During his yearlong mission, known worldwide as the “Year In Space,” he conducted three spacewalks before returning home in March 2016. Mr. Kelly has received many awards and honors, including the Defense Superior Service Medal, the Legion of Merit and Distinguished Flying Cross. Mr. Kelly also was recognized at the 2015 State of the Union Address by U.S. President Barack Obama. Mr. Kelly is a Fellow of the Society of Experimental Test Pilots and a member of the Association of Space Explorers. Mr. Kelly was appointed Champion for Space by the United Nations Office for Outer Space Affairs.
Dona Cornell serves on our board of directors. Ms. Cornell has served as the Vice President for Legal Affairs and General Counsel at the University of Houston since June 2002, where she is responsible for all legal related issues involving business, financial, student and academic affairs throughout the University of Houston System and the four component campuses. Ms. Cornell is also a member of the Chancellor and President’s Executive Cabinet, which addresses all management and strategic initiatives of the University of Houston System and reports directly to the Chancellor. Additionally, Ms. Cornell serves as counsel and advisor to the Board of Regents with oversight of the Board Office. Matters that Ms. Cornell handles at the University of Houston include complex transactions, international collaborations and programs, endowment and investment matters as well as collaboration with internal audit to ensure audit and compliance matters are being addressed appropriately. The compliance group for the main University of Houston campus reports directly to Ms. Cornell, and she meets with the audit and compliance group of the University of Houston System weekly to provide advice and counsel, including setting the agenda for the Audit Committee meetings. Previously, Ms. Cornell served as Deputy Chief of General Litigation Division of the Office of Texas Attorney General, as a shareholder in the Austin-based law firm Morehead, Jordan & Carmona, and as the President of the Houston Chapter of Texas General Counsel Forum. Ms. Cornell is currently a member of the Houston Bar Association and the National Association of College and University Attorneys. Ms. Cornell regularly speaks at state and national conferences on ethics, governance and higher education law. Ms. Cornell earned her undergraduate and law degrees from the University of Texas at Austin and is licensed to practice law throughout Texas and in U.S. District Courts for the Northern, Southern, Eastern and Western Districts of Texas and the U.S. Court of Appeals for the Fifth Circuit.

Landcadia’s Sponsors, executive officers and directors are deemed to be its “promoters” as such term is defined under the federal securities laws.
See “Certain Relationships and Related Party Transactions” for additional information regarding Landcadia’s relationships with its promoters.
Executive and Director Compensation
None of Landcadia’s executive officers or directors have received any cash compensation for services rendered to Landcadia, however, we have agreed to pay $100,000 to each of our independent directors at the Closing for services rendered as board members. We have agreed to reimburse an affiliate of our TJF Sponsor for office space, secretarial and administrative services provided to members of our management team in an amount not to exceed $20,000 per month in the event such space and/or services are utilized and we do not pay a third party directly for such services. Our Sponsor, executive officers and directors, or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made to our Sponsor, executive officers or directors, or our or their affiliates. Any such payments prior to an initial business combination will be made from funds held outside the Trust Account.
Number and Terms of Office of Officers and Directors
Landcadia’s Board consists of four members and is divided into three classes with only one class of directors being elected in each year, and with each class (except for those directors appointed prior to Landcadia’s first annual meeting of stockholders) serving a three-year term. In accordance with Nasdaq corporate governance requirements, Landcadia is not required to hold an annual meeting until one year after its first fiscal year end following its listing on Nasdaq. The term of office of the first class of directors, consisting of Mr. Kelly, will expire at Landcadia’s first annual meeting of stockholders. The term of office of the second class of directors, consisting of Mr. Handler, will expire at the second annual meeting of stockholders. The term of office of the third class of directors, consisting of Mr. Fertitta and Ms. Cornell, will expire at the third annual meeting of stockholders.
Landcadia’s officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Landcadia’s Board is authorized to appoint officers as it deems appropriate pursuant to the Current Charter.
In 2020, Landcadia’s Board held no meetings. All directors are expected to attend annual meetings of Landcadia’s stockholders. No annual meeting was held in 2020.
Board Leadership Structure and Role in Risk Oversight
The leadership of Landcadia’s Board is structured so that it is led by two Co-Chairmen. Mr. Fertitta is one of the two Co-Chairmen, and he is also Landcadia’s Chief Executive Officer. Mr. Handler is the other Co-Chairman of Landcadia’s Board. Landcadia’s Board believes that combining the roles of Chairman and Chief Executive Officer helps provide strong and consistent leadership for Landcadia’s management team and Landcadia’s Board. If the Landcadia Board convenes for a meeting, the non-management directors will meet in executive session if the circumstances warrant. Given the composition of the Landcadia Board with a strong slate of independent directors, the Landcadia Board does not believe that it is necessary to formally designate a lead independent director at this time, although it may consider appointing a lead independent director if the circumstances change.
The Landcadia Board’s oversight of risk is administered directly through the Landcadia Board, as a whole, or through its audit committee. Various reports and presentations regarding risk management are presented to the Landcadia Board to identify and manage risk. The audit committee addresses risks that fall within the committee’s area of responsibility. For example, the audit committee is responsible for overseeing the quality and objectivity of Landcadia’s financial statements and the independent audit thereof. Management furnishes information regarding risk to the Landcadia Board as requested.

Director Independence
The rules of Nasdaq require that a majority of Landcadia’s Board be independent within one year from the date of Landcadia’s initial public offering. An “independent director” is defined generally as a person who, in the opinion of the company’s board of directors, has no material relationship with the listed company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the company). Landcadia’s Board has determined that Mr. Kelly and Ms. Cornell are “independent directors” as defined in the rules of Nasdaq and applicable SEC rules. Landcadia intends to have a majority of its board members be independent within one year of the closing of its initial public offering. Landcadia intends to have a majority of its board members be independent within one year of the closing of its IPO. Landcadia expects such additional directors to enter into a letter agreement substantially similar to the letter agreement signed by Landcadia’s directors, a form of which is included as an exhibit to the registration statement of which this proxy statement/prospectus forms a part. Landcadia’s independent directors have regularly scheduled meetings at which only independent directors are present.
Committees of the Board of Directors
Landcadia’s Board has two standing committees: an audit committee and a compensation committee. Subject to phase-in rules and a limited exception, Nasdaq rules and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors, and Nasdaq rules require that the compensation committee of a listed company be comprised solely of independent directors.
Audit Committee
Landcadia established an audit committee of its board of directors. Mr. Fertitta Mr. Kelly and Ms. Cornell serve as members of Landcadia’s audit committee, and Mr. Fertitta chairs the audit committee. Under the Nasdaq listing standards and applicable SEC rules, Landcadia is required to have at least three members of the audit committee, all of whom must be independent, subject to the exception described below. Mr. Kelly and Ms. Cornell meet the independent director standard under Nasdaq listing standards and under Rule 10-A-3(b)(1) of the Exchange Act. Because Landcadia’s securities are listed on Nasdaq, Landcadia has one year from the date of its IPO to have its audit committee be comprised solely of independent members. Landcadia intends to identify an additional independent director to serve on the audit committee within one year of the closing of the IPO, at which time Mr. Fertitta will resign from the committee. Prior to Ms. Cornell’s appointment, Mr. Handler served on the audit committee.
Each member of the audit committee is financially literate and Landcadia’s Board has determined that Mr. Fertitta qualifies as an “audit committee financial expert” as defined in applicable SEC rules.
Landcadia adopted an audit committee charter, which details the principal functions of the audit committee, including:
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the appointment, compensation, retention, replacement, and oversight of the work of the independent registered public accounting firm engaged by Landcadia;

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pre-approving all audit and permitted non-audit services to be provided by the independent registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

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reviewing and discussing with the independent auditors all relationships the auditors have with Landcadia in order to evaluate their continued independence;

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setting clear hiring policies for employees or former employees of the independent registered public accounting firm, including but not limited to, as required by applicable laws and regulations;

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setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

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obtaining and reviewing a report, at least annually, from the independent registered public accounting firm describing (i) the independent registered public accounting firm’s internal quality-control procedures, (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues and (iii) all relationships between the independent registered public accounting firm and Landcadia to assess the independent registered public accounting firm’s independence;
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reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to Landcadia entering into such transaction; and

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reviewing with management, the independent registered public accounting firm, and Landcadia’s legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding Landcadia’s financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

During 2020, the audit committee held one meeting.
Compensation Committee
Landcadia has established a compensation committee of our board of directors. Mr. Fertitta, Mr. Kelly and Ms. Cornell serve as members of Landcadia’s compensation committee. Under the Nasdaq listing standards and applicable SEC rules, Landcadia is required to have at least two members of the compensation committee, all of whom must be independent, subject to the exception described below. Mr. Kelly and Ms. Cornell are independent and Mr. Kelly will chair the compensation committee. Because Landcadia’s securities are listed on Nasdaq, Landcadia has one year from the date of its IPO to have itscompensation committee be comprised solely of independent members. Landcadia intends to identify an additional independent director to serve on the compensation committee within one year of the closing of its IPO, at which time Mr. Fertitta will resign from the committee. Prior to Ms. Cornell’s appointment, Mr. Handler served on the compensation committee.
Landcadia adopted a compensation committee charter, which details the principal functions of the compensation committee, including:
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reviewing and approving on an annual basis the corporate goals and objectives relevant to Landcadia’s Chief Executive Officer’s compensation, if any is paid by Landcadia, evaluating Landcadia’s Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of Landcadia’s Chief Executive Officer based on such evaluation;

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reviewing and approving on an annual basis the compensation, if any is paid by Landcadia, of all of its other officers;

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reviewing on an annual basis Landcadia’s executive compensation policies and plans;

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implementing and administering Landcadia’s incentive compensation equity-based remuneration plans;

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assisting management in complying with Landcadia’s proxy statement and annual report disclosure requirements;

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approving all special perquisites, special cash payments and other special compensation and benefit arrangements for Landcadia’s officers and employees;

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if required, producing a report on executive compensation to be included in Landcadia’s annual proxy statement; and

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reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

Notwithstanding the foregoing, as indicated above, other than the payment to each of Landcadia’s independent directors of $100,000 at the closing of Landcadia’s initial business combination for services rendered as a board member prior to the completion of the initial business combination, the payment, at the closing of Landcadia’s initial business combination, of a customary financial advisory fee to an affiliate of JFG Sponsor in an amount that constitutes a market standard financial advisory fee for comparable transactions and the payment to FEI of  $20,000 per month, for up to 24 months, for office space, utilities and secretarial and administrative support and reimbursement of expenses, no compensation of any kind, including finders, consulting or other similar fees, will be paid to any of Landcadia’s existing stockholders, officers, directors or any of their respective affiliates, prior to, or for any services they render in order to effectuate the consummation of an initial business combination. Accordingly, it is likely that prior to the consummation of an initial business combination, the compensation committee will only be responsible for the review and recommendation of any compensation arrangements to be entered into in connection with such initial business combination.
The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.
During 2020, the compensation committee did not hold any meetings.
Director Nominations
Landcadia does not have a standing nominating committee, though it intends to form a corporate governance and nominating committee as and when required to do so by law or Nasdaq rules. In accordance with Rule 5605 of the Nasdaq rules, a majority of the independent directors may recommend a director nominee for selection by the board of directors, subject to the phase-in rules of Nasdaq listing standards. The board of directors believes that the independent directors can satisfactorily carry out the responsibility of properly selecting or approving director nominees without the formation of a standing nominating committee. The directors who will participate in the consideration and recommendation of director nominees are Mr. Kelly and Ms. Cornell. Mr. Kelly and Ms. Cornell are independent directors. Because Landcadia’s securities are listed on on Nasdaq, Landcadia has one year from the date of its IPO to comply with the directors nominations process requirement of Nasdaq listing standards. Landcadia intends to identify an additional independent director to serve on the board within one year of the closing of the IPO, and Landcadia will fully comply with the Rule 5605 of the Nasdaq rules as of the end of the phase-in period. As there is no standing nominating committee, Landcadia does not have a nominating committee charter in place.
The board of directors will also consider director candidates recommended for nomination by Landcadia’s stockholders during such times as they are seeking proposed nominees to stand for election at the next annual meeting of stockholders (or, if applicable, a special meeting of stockholders). Landcadia’s stockholders who wish to nominate a director for election to Landcadia’s Board should follow the procedures set forth in Landcadia’s bylaws.
We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, Landcadia’s Board considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of Landcadia’s stockholders.
Compensation Committee Interlocks and Insider Participation
Each of Messrs. Fertitta, Scheinthal and Liem currently serve as members of the boards of directors of certain subsidiaries of FEI and Mr. Fertitta, who is currently a member of Landcadia’s Board, serves as an executive officer of these entities. Landcadia’s other executive officers do not currently serve, and in the past year have not served, as a member of the board of directors.
Communication with Directors
Landcadia’s Board has established a process for stockholders to send communications to the board of diretors. Stockholders may communicate with Landcadia’s Board generally or a specific director at any time by writing to the Company’s General Counsel and Secretary, c/o Landcadia Holdings III, Inc., 1510 West

Loop South, Houston, Texas 77027. We will review all messages received, and forward any message that reasonably appears to be a communication from a stockholder about a matter of stockholder interest that is intended for communication to Landcadia’s Board. Communications are sent as soon as practicable to the director to whom they are addressed, or if addressed to Landcadia’s Board generally, to the Co-Chairmen of Landcadia’s Board. Because other appropriate avenues of communication exist for matters that are not of stockholder interest, such as general business complaints or employee grievances, communications that do not relate to matters of stockholder interest are not forwarded to Landcadia’s Board.
Code of Ethics
Landcadia has adopted a Code of Ethics that applies to all of its directors, executive officers and employees that complies with the rules and regulations of Nasdaq. The Code of Ethics codifies the business and ethical principles that govern all aspects of Landcadia’s business. Landcadia has previously filed copies of its form of Code of Ethics, its form of audit committee charter and its form of compensation committee charter as exhibits to its registration statement in connection with its IPO. You may review these documents by accessing Landcadia’s public filings at the SEC’s web site at www.sec.gov. In addition, a copy of the Code of Ethics will be provided without charge upon request to Landcadia in writing at 1510 West Loop South, Houston, Texas 77027.
Conflicts of Interest
Landcadia’s Sponsors or their affiliates may compete with Landcadia for business combination opportunities. If these entities decide to pursue any such opportunity, Landcadia may be precluded from procuring such opportunities. In addition, investment ideas generated within Landcadia’s Sponsors may be suitable for both Landcadia and for another entity and may be directed to such entity rather than to Landcadia. Neither Landcadia’s Sponsors nor members of Landcadia’s management team who are also employed by Landcadia’s Sponsors have any obligation to present Landcadia with any opportunity for a potential business combination of which they become aware, unless presented to such member solely in his or her capacity as an officer of Landcadia. Landcadia’s Sponsors and/or Landcadia’s management, in their capacities as employees of Landcadia’s Sponsors or in their other endeavors, currently are required to present certain investment opportunities and potential business combinations to the various related entities described above, or third parties, before they present such opportunities to us. Our sponsors and our management may have similar obligations to additional entities or third parties.
Each of Landcadia’s officers and directors presently has, and any of them in the future may have additional, fiduciary or contractual obligations to another entity pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity. Accordingly, if any of Landcadia’s officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then current fiduciary or contractual obligations, he or she will honor these fiduciary obligations under applicable law. Landcadia does not believe, however, that the fiduciary duties or contractual obligations of Landcadia’s officers or directors will materially affect Landcadia’s ability to complete its business combination. Landcadia’s Current Charter provides that Landcadia renounces its interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of Landcadia and such opportunity is one Landcadia is legally and contractually permitted to undertake and would otherwise be reasonable for Landcadia to pursue, and to the extent the director or officer is permitted to refer that opportunity to Landcadia without violating another legal obligation.
In considering the recommendation of our board of directors in favor of approval of Business Combination, it should be noted that our directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a Landcadia Stockholder. These interests include, among other things:
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Our Sponsors will lose their entire investment in us if we do not complete a business combination by October 14, 2022. If we are unable to complete our initial business combination by October 14, 2022, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the public shares and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and Landcadia’s Board, liquidate and dissolve, subject in each case to our obligations under the DGCL to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless if we fail to complete our initial business combination by October 14, 2022.
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On March 13, 2018, JFG Sponsor, through a subsidiary, purchased 100% of the membership interests in Landcadia for an aggregate of $1,000. On August 24, 2020, TJF Sponsor purchased a 51.7% membership interest in Landcadia for $1,070. Simultaneously we converted the Company from a limited liability company to a corporation and issued stock in exchange for outstanding membership interests. JFG Sponsor was issued 5,554,500 shares of Class B common stock in exchange for its 48.3% membership interest. On September 16, 2020, we effected a 1:1.25 stock split of the Class B common stock following which JFG Sponsor held 6,943,125 shares of Class B common stock. On November 22, 2020, JFG Sponsor forfeited a total of 905,625 shares of Class B common stock following which JFG Sponsor held 6,037,500 shares of Class B common stock. Upon consummation of the Business Combination, JFG Sponsor will receive 4,671,576 shares of New Hillman common stock in respect of its shares of Class B common stock after giving effect to the forfeiture of 1,365,924 shares of Class B common stock pursuant to the Merger Agreement. Such shares have an aggregate market value of approximately $48,163,948.56 based upon the closing per share price of $10.31 on Nasdaq on March 12, 2021.

In addition, simultaneously with the consummation of Landcadia’s initial public offering, JFG Sponsor purchased 4,000,000 warrants, each exercisable to purchase one share of Landcadia Class A common stock at $11.50 per share, at a price of $1.50 per warrant for an aggregate of $6,000,000. Upon closing each warrant will become exercisable to purchase one share of New Hillman common stock at $11.50 commencing on the later of 30 days following the Closing and 12 months from the closing of our initial business combination, which occurred on October 14, 2020. Such warrants have an aggregate market value of approximately $6,320,000 based upon the closing per warrant price of $1.58 on Nasdaq on March 12, 2021.
Prior to and in connection with Landcadia’s initial public offering, JFG Sponsor paid a total of $6,001,000 to purchase securities with an aggregate market value of approximately $54,483,948.56 based upon closing prices based upon closing prices on Nasdaq on March 12, 2021 (without taking into account any diminution in value resulting from the transfer restrictions on such securities).
Subsequently, between October 13, 2020 and October 21, 2020, Jefferies LLC, the sole underwriter of our initial public offering, and a wholly-owned direct subsidiary of Jefferies Group LLC, a wholly-owned direct subsidiary of JFG Sponsor, purchased an aggregate of 1,500,000 units, consisting of an aggregate of 1,500,000 shares of Class A common stock and 500,000 warrants, for a total of $14,960,284.48 at prices from $9.93 per unit to 10.00 per unit. Such shares have an aggregate market value of approximately $15,465,000 based upon the closing per share price of $10.31 on Nasdaq on March 12, 2021. Such warrants have an aggregate market value of approximately $790,000 based upon the closing per warrant price of $1.58 on Nasdaq on March 12, 2021.
On January 24, 2021, JFG Sponsor committed to purchase 2,500,000 shares of Class A common stock for $25,000,000 at $10.00 per share in connection with the Private Placement immediately prior to or concurrently with the consummation of the Business Combination. Such shares have an aggregate market value of approximately $25,775,000 based upon the closing per share price of $10.31 on Nasdaq on March 12, 2021.
In total, JFG Sponsor paid or committed to pay $45,961,284.48 to purchase securities with an aggregate market value of approximately $96,513,948.56 based upon closing prices on Nasdaq on March 12, 2021 (without taking into account any diminution in value resulting from the transfer restrictions on such securities).
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On August 24, 2020, TJF Sponsor purchased a 51.7% membership interest in Landcadia for $1,070. Simultaneously we converted the Company from a limited liability company to a corporation and issued stock in exchange for outstanding membership interests. TJF Sponsor was issued 5,945,500 shares of Class B common stock in exchange for its 51.7% membership interest. On September 16, 2020, we effected a 1:1.25 stock split of the Class B common stock following which TJF Sponsor held

7,431,875 shares of Class B common stock. On November 22, 2020, TJF Sponsor forfeited a total of 969,375 shares of Class B common stock following which TJF Sponsor holds 6,462,500 shares of Class B common stock. Upon consummation of the Business Combination, TJF Sponsor will receive 4,000,425 shares of New Hillman common stock in respect of its shares of Class B common stock after giving effect to the forfeiture of 2,462,075 shares of Class B common stock pursuant to the Merger Agreement. Such shares have an aggregate market value of approximately $41,244,381.75 based upon the closing per share price of $10.31 on Nasdaq on March 12, 2021.
In addition, simultaneously with the consummation of Landcadia’s initial public offering, TJF Sponsor purchased 4,000,000 warrants, each exercisable to purchase one share of Landcadia Class A common stock at $11.50 per share, at a price of $1.50 per warrant for an aggregate of $6,000,000. Upon closing each warrant will become exercisable to purchase one share of New Hillman common stock at $11.50 commencing on the later of 30 days following the Closing and 12 months from the closing of our initial business combination, which occurred on October 14, 2020. Such warrants have an aggregate market value of approximately $6,320,000 based upon the closing per warrant price of $1.58 on Nasdaq on March 12, 2021.
In total, TJF Sponsor paid or committed to pay $6,001,070 to purchase securities with an aggregate market value of approximately $47,564,381.75 based upon closing prices on Nasdaq on March 12, 2021 (without taking into account any diminution in value resulting from the transfer restrictions on such securities).
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Our Sponsors and our officers and directors have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their founder shares if Landcadia fails to complete a business combination by October 14, 2022.

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In order to protect the amounts held in the Trust Account, the Sponsors have agreed that they will be liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have entered into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under our indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act.

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In connection with the Closing, our Sponsors would be entitled to the repayment of any working capital loan and advances that have been made to Landcadia and remain outstanding. As of the date of this proxy statement/prospectus, our Sponsors have not made any advances to us for working capital expenses. If we do not complete an initial business combination within the required period, we may use a portion of our working capital held outside the Trust Account to repay the working capital loans, but no proceeds held in the Trust Account would be used to repay the working capital loans.

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Following the consummation of the Business Combination, we will continue to indemnify our existing directors and officers and will maintain a directors’ and officers’ liability insurance policy.

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Upon the Closing, subject to the terms and conditions of the Merger Agreement, our Sponsors, our officers and directors and their respective affiliates may be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by Landcadia from time to time, made by our Sponsors or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination. Such reimbursable out-of-pocket expenses, if any, are not expected to be material.

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Richard Handler, our Co-Chairman and President, is also the Chief Executive Officer and director of JFG Sponsor and chairman of the board of directors, Chief Executive Officer and President of JFG Sponsor’s largest subsidiary, Jefferies Group and its largest subsidiary, Jefferies, which, along with its affiliates, own approximately 12% of the outstanding common stock of the Company. Jefferies will be entitled to receive deferred underwriting commission, placement agent fees and capital markets advisory fees from Landcadia upon completion of the Business Combination. In addition, upon completion of the Business Combination, Jefferies will receive M&A advisory fees and financing fees from Hillman. Jefferies Finance, a subsidiary of JFG Sponsor, serves as administrative agent and collateral agent on Hillman Holdco's existing senior credit facilities that are expected to be refinanced in connection with the Closing and is expected to be joint lead arranger, joint lead bookrunner and one of the lenders, and sole administrative agent and sole collateral agent, in New Hillman's first lien term loan facility that is being entered into in connection with the Closing, and expects to receive fees in connection with such role.
The potential conflicts described above may not be resolved in Landcadia’s favor.
In addition, Barclays will be entitled to receive placement agent fees of $2.8 million from Landcadia upon the completion of the Business Combination. Also upon the Closing, Barclays will receive M&A advisory fees and capital markets advisory fees, together in an aggregate amount of $20.3 million, and financing fees of $3.3 million from Hillman.
In general, officers and directors of a corporation incorporated under the laws of the State of Delaware are required to present business opportunities to a corporation if:
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the corporation could financially undertake the opportunity;

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the opportunity is within the corporation’s line of business; and

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it would not be fair to the corporation and its stockholders for the opportunity not to be brought to the attention of the corporation.

As a result of multiple business affiliations, our executive officers and directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. Landcadia’s Current Charter provides that Landcadia renounces its interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of Landcadia and such opportunity is one Landcadia is legally and contractually permitted to undertake and would otherwise be reasonable for Landcadia to pursue.
Legal Proceedings
There is no material litigation, arbitration or governmental proceeding currently pending against Landcadia or any members of its management team in their capacity as such, and Landcadia and the members of its management team have not been subject to any such proceeding in the 12 months preceding the date of this proxy statement/prospectus.
Periodic Reporting and Audited Financial Statements
Landcadia has registered its securities under the Exchange Act and has reporting obligations, including the requirement to file annual and quarterly reports with the Securities and Exchange Commission. In accordance with the requirements of the Exchange Act, Landcadia’s annual reports contain consolidated financial statements audited and reported on by Landcadia’s independent registered public accounting firm.

SELECTED HISTORICAL FINANCIAL INFORMATION OF LANDCADIA
Landcadia is providing the following selected historical financial data to assist you in your analysis of the financial aspects of the Business Combination.
Landcadia’s statement of operations data for the years ended December 31, 2020 and December 31, 2019 and the period from March 13, 2018 (Inception) to December 31, 2018 and balance sheet data as of December 31, 2020 and December 31, 2019 is derived from Landcadia’s audited condensed financial statements included elsewhere in this proxy statement/prospectus.
This information is only a summary and should be read in conjunction with Landcadia’s financial statements and related notes and “Landcadia’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this proxy statement/prospectus. The historical results included below and elsewhere in this proxy statement/prospectus are not indicative of the future performance of Landcadia.
	Year Ended December 31		For the Period from March 13, 2018 (Inception)to December 31, 2018
Statement of Operations Data:	2020	2019
Expenses
General and administrative expenses	$232,904	$—	$—
Net loss	$(154,280)	$—	$—
Basic and diluted loss available to common shares(1)	$(0.02)	$0.00	$0.00
Basic and diluted weighted average number of shares outstanding	8,812,791	6,037,500	6,037,500
	Year Ended December 31
Balance Sheet Data:	2020	2019
Total assets	$501,201,868	—
Total liabilities	$17,627,450	$—
Working Capital (deficit)(2)	$1,067,194	—
Total stockholders’ equity and Class A common stock subject to possible redemptions	$478,574,408	$—
Total stockholders’ equity	$5,000,010	$—

(1)
Basic and diluted loss available to common shares excludes income attributable to common stock subject to possible redemption of $6,913 for the year ended December 31, 2020.

(2)
Assumes income tax and franchise tax liabilities are paid by trust account.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
OF OPERATIONS OF LANDCADIA
The following discussion and analysis of the financial condition and results of operations of Landcadia Holdings III, Inc. (for purposes of this section, “Landcadia,” “Company,” “we,” “us” and “our”) should be read in conjunction with the financial statements and related notes of Landcadia included elsewhere in this prospectus/proxy statement. This discussion contains forward-looking statements reflecting our current expectations, estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” appearing elsewhere in this prospectus/ proxy statement.
Overview
We are a blank check company incorporated as a Delaware corporation and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase reorganization or similar business combination with one or more businesses (“Business Combination”). We consummated the IPO on October 14, 2020. We intend to use the cash proceeds from our public offering and the private placement of warrants described below as well as additional issuances, if any, of our capital stock, debt or a combination of cash, stock and debt to complete the Business Combination.
We expect to incur significant costs in the pursuit of our acquisition plans. There can be no assurance that our plans to raise capital or to complete our initial Business Combination will be successful.
Liquidity and Capital Resources
On October 14, 2020 we consummated a $500,000,000 public offering consisting of 50,000,000 units at a price of $10.00 per unit (“Unit”). Each Unit consists of one share of the Company’s Class A common stock, $0.0001 par value (the “Class A Common Stock”) and one-third of one redeemable warrant (each, a “Public Warrant”). Simultaneously, with the closing of the IPO, we consummated the $12,000,000 private placement (“Private Placement”) of an aggregate of 8,000,000 private placement warrants (“Sponsor Warrants”) at a price of $1.50 per warrant. Upon closing of the IPO and the private placement of the private placement warrants on October 14, 2020, $500,000,000 in proceeds (including $17,500,000 of deferred underwriting commissions) from the public offering and private placement was placed in a U.S.-based trust account maintained by Continental Stock Transfer & Trust Company, acting as trustee. The remaining $12,000,000 held outside of trust was used to pay underwriting commissions of $10,000,000, loans to our Sponsors, and deferred offering and formation costs. The Company granted the underwriters a 45-day option from the date of the prospectus, October 8, 2020, to purchase additional units. The 45-day over-allotment option expired without exercise.
For the years ended December 31, 2020, 2019, and period from March 13, 2018 (inception) to December 31, 2018, we had a net loss of $154,280, $0 and $0, respectively. The loss for the year ended December 31, 2020 relates to $172,904 of general and administrative costs and $60,000 of management fees for administrative services, offset by $78,624 in earnings on the Trust Account assets.
Results of Operations
We have neither engaged in any significant business operations nor generated any revenues to date. All activities to date relate to the Company’s formation and its initial public offering and search for a suitable Business Combination. We generate non-operating income in the form of interest income on cash, cash equivalents, and marketable securities held in the Trust Account. We expect to incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses as we locate a suitable Business Combination.
Critical Accounting Policies
The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The Company has identified the following as its critical accounting policies:
Redeemable Shares
All of the 50,000,000 public shares sold as part of the IPO contain a redemption feature as described in the final prospectus for our initial public offering. In accordance with FASB ASC 480, “Distinguishing Liabilities from Equity”, redemption provisions not solely within the control of the Company require the security to be classified outside of permanent equity. The Company’s Current Charter provides a minimum net tangible asset threshold of $5,000,001. The Company recognizes changes in redemption value immediately as they occur and will adjust the carrying value of the security to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable shares will be affected by charges against additional paid-in capital. At December 31, 2020, there were 50,000,000 public shares, of which 47,849,916 were recorded as redeemable shares, classified outside of permanent equity, and 2,150,084 were classified as Class A common stock.
Loss per Common Share
Basic loss per common share is computed by dividing net loss applicable to common stockholders by the weighted average number of common shares outstanding during the period. All founder shares are assumed to convert to shares of Class A common stock on a one-for-one basis. Consistent with FASB ASC 480, shares of Class A common stock subject to possible redemption, as well as their pro rata share of undistributed trust earnings consistent with the two-class method, have been excluded from the calculation of loss per common share for the year ended December 31, 2020. Such shares, if redeemed, only participate in their pro rata share of trust earnings. Diluted loss per share includes the incremental number of shares of common stock to be issued in connection with the conversion of founder shares or to settle warrants, as calculated using the treasury stock method. For the years ending December 31, 2020, 2019, and 2018, the Company did not have any dilutive warrants, securities or other contracts that could, potentially, be exercised or converted into common stock. As a result, diluted loss per common share is the same as basic loss per common share for all periods presented. For the year ended December 31, 2020, the Company reported a loss available to common shareholders of $0.02.
Recent Accounting Pronouncements
Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the accompanying financial statements.
Off-Balance Sheet Arrangements
We did not have any off-balance sheet arrangements as of December 31, 2020.
Contractual Obligations
As of December 31, 2020, we did not have any long-term debt, capital, purchase or operating lease obligations or other long-term liabilities. We have recorded deferred underwriting commissions payable upon the completion of the Business Combination.
The Company entered into an administrative services agreement in which we will pay Fertitta Entertainment, Inc., (an affiliate of TJF Sponsor) for office space, secretarial and administrative services provided to members of our management team, in an amount not to exceed $20,000 per month commencing on the date of effectiveness of the IPO and ending on the earlier of the completion of a Business Combination or liquidation.

BUSINESS OF HILLMAN
The following discussion reflects the business of Hillman, as currently embodied by Hillman Holdco and its wholly-owned subsidiaries. In this section, “we,” “us,” “our” and the “Company” generally refer to the Hillman Holdco and its wholly-owned subsidiaries in the present tense or New Hillman from and after the Business Combination.
General
HMAN Group Holdings, Inc. and its wholly-owned subsidiaries (collectively, “Hillman” or “Company”) are among the largest providers of hardware-related products and related merchandising services to retail markets in North America. Our principal business is operated through our wholly-owned subsidiary, The Hillman Group, Inc. and its wholly-owned subsidiaries. We sell our products to hardware stores, home centers, mass merchants, pet supply stores, and other retail outlets principally in the United States, Canada, Mexico, Latin America, and the Caribbean. Product lines include thousands of small parts such as fasteners and related hardware items; threaded rod and metal shapes; keys, key duplication systems, and accessories; builder’s hardware; personal protective equipment, such as gloves and eye-wear; and identification items, such as tags and letters, numbers, and signs. We support product sales with services that include design and installation of merchandising systems, maintenance of appropriate in-store inventory levels, and break-fix for our robotics kiosks.
Our headquarters are located at 10590 Hamilton Avenue, Cincinnati, Ohio. We maintain a website at www.hillmangroup.com. Information contained or linked on our website is not incorporated by reference into this proxy statement/prospectus and should not be considered a part of this proxy statement/prospectus.
On October 1, 2018, we completed the acquisition of NB Parent Company, Inc. and its affiliated companies including Big Time Products, LLC and Rooster Products International, Inc. (collectively, “Big Time”), a leading provider of Protective Solutions and work gear products for a purchase price of approximately $348.8 million. With the addition of Big Time, Hillman’s product portfolio now spans the hardware, automotive, garden, and cleaning categories and includes Big Time’s industry-leading brands such as Firm Grip, AWP, McGuire-Nicholas, Grease Monkey, and Gorilla Grip, which are sold throughout retailers in North America. Big Time has operations in the United States, Canada, and Mexico and is included in our Hardware and Protective Solutions segment.
On August 10, 2018, we completed the acquisition of Minute Key Holdings, Inc. (“MinuteKey”), an innovative leader in self-service key duplicating kiosks, for a total consideration reflecting an enterprise value of $156.3 million. MinuteKey designs, develops, builds, services and maintains patent protected industry leading kiosk technology for self-service key duplication. MinuteKey has operations in the United States and Canada and is included in our Robotics and Digital Solutions segment.
Hillman Group
We are comprised of three separate operating business segments: (1) Hardware and Protective Solutions, (2) Robotics and Digital Solutions, and (3) Canada.
We provide products such as fasteners and related hardware items; threaded rod and metal shapes; keys, key duplication systems, and accessories; builder’s hardware; personal protective equipment, such as gloves and eye-wear; and identification items, such as tags and letters, numbers, and signs, to retail outlets, primarily hardware stores, home centers and mass merchants, pet supply stores, grocery stores, and drug stores. We complement our extensive product selection with regular retailer visits by our field sales and service organization.
We market and distribute a wide variety of stock keeping units (“SKUs”) of small, hard-to-find and hard-to-manage hardware items. We function as a category manager for retailers and support these products with in-store service, high order fill rates, and rapid delivery of products sold. Sales and service representatives regularly visit retail outlets to review stock levels, reorder items in need of replacement, and interact with the store management to offer new product and merchandising ideas. Thousands of items can be actively managed with the retailer experiencing a substantial reduction of in-store labor costs and replenishment paperwork. Service representatives also assist in organizing the products in a consumer-friendly manner.

We complement our broad range of products with merchandising services such as displays, product identification stickers, retail price labels, store rack and drawer systems, assistance in rack positioning and store layout, and inventory restocking services. We regularly refresh retailers’ displays with new products and package designs utilizing color-coding to simplify the shopping experience for consumers and improve the attractiveness of individual store displays.
We operate from 22 strategically located distribution centers in North America. Our main distribution centers utilize state-of-the-art warehouse management systems (“WMS”) to ship customer orders within 48 hours while achieving a very high order fill rate. We also supplement our operations with third-party logistics providers to warehouse and ship customer orders in the certain areas.
Products and Suppliers
Our product strategy concentrates on providing total project solutions using the latest technology for common and unique home improvement projects. Our portfolio provides retailers the assurance that their shoppers can find the right product at the right price within an ‘easy to shop’ environment.
We currently manage a worldwide supply chain comprised of a large number of vendors, the largest of which accounted for approximately 4.9% of the Company’s annual purchases and the top five of which accounted for approximately 15.7% of its annual purchases. Our vendor quality control procedures include on-site evaluations and frequent product testing. Vendors are also evaluated based on delivery performance and the accuracy of their shipments.
Hardware and Protective Solutions
Hardware and Protective Solutions segment includes a wide selection of product categories including fasteners; builders hardware; wall hanging; threaded rod and metal shapes; letters, numbers, and signs LNS; personal protection products; and work gear.
Our fastener business consists of three categories: core fasteners, construction fasteners, and anchors, sold under a variety of brands including Hillman, FasnTite, DeckPlus and PowerPro. Core fasteners include nuts, bolts, screws, washers, and specialty items. Construction fasteners include deck, drywall, metal screws, and both hand driven and collated nails. Anchors include hollow wall and solid wall items such as plastic anchors, toggle bolts, concrete screws, and wedge anchors.
Builder’s hardware includes a variety of common household items such as coat hooks, door stops, hinges, gate latches, and decorative hardware. We market the builder’s hardware products under the Hardware Essentials® brand and provide the retailer with innovation in both product and merchandising solutions. The Hardware Essentials® program utilizes modular packaging, color coding, and integrated merchandising to simplify the shopping experience for consumers. Colorful signs, packaging, and installation instructions guide the consumer quickly and easily to the correct product location in store while digital content including pictures and videos assist the on-line journey. Hardware Essentials® provides retailers and consumers decorative upgrade opportunities through contemporary finishes and designs.
The wall hanging category includes traditional picture hanging hardware, primarily marketed under the Ook® and Hillman brands, and the High & Mighty® series of tool-free wall hangers, decorative hooks and floating shelves that was launched in 2017.
We are the leading supplier of metal shapes and threaded rod in the retail market. The SteelWorks® threaded rod product includes hot and cold rolled rod, both weldable and plated, as well as a complete offering of All-Thread rod in galvanized steel, stainless steel, and brass. The SteelWorks® program is carried by many top retailers, including Lowe’s and Menard’s, and through cooperatives such as Ace Hardware. In addition, we are the primary supplier of metal shapes to many wholesalers throughout the country.
Letters, numbers, and signs (“LNS”) includes product lines that target both the homeowner and commercial user. Product lines within this category include individual and/or packaged letters, numbers, signs, safety related products (e.g. 911 signs), driveway markers, and a diversity of sign accessories, such as sign frames.

Our expansive glove category covers many uses for DIYer around the house and for the pro at the job site. We sell a full assortment of work gloves under the Firm Grip®, True Grip®, and Gorilla Grip brands, automotive gloves including Grease Monkey®, gardening gloves including Digz®, as well as cleaning and all-purpose gloves. As a category leader in work gloves our portfolio is founded on design and consumer driven innovation. Our products can be found at leading retailers across North America.
Our work gear category consists of tool storage, knee pads, clothing, and other accessories sold under variety of brands including AWP®, McGuire Nicholas®,and Firm Grip®. The portfolio offers a “one stop shop” for leading retailers with an expansive assortment to meet the needs of both the pro and DIYer.
Our safety category includes face masks, safety vests, and sanitizing wipes and sprays sold under a variety of brands including Firm Grip®, AWP®, and Premium Defense®. With our focus on innovative materials and intuitive design, along with industry trends, this is a growth category for Hardware and Protective Solutions.
Hardware and protective solutions generated approximately $1,024.4 million, $853.0 million and $636.7 million of revenues in the years ended December 26, 2020, December 28, 2019, and December 29, 2018, respectively.
Robotics and Digital Solutions
Our Robotics and Digital Solutions segment consists primarily of software-enabled robotic key duplication and engraving solutions that are tailored to the unique needs of the consumer. We provide our offerings in retail and other high-traffic locations providing customized licensed and unlicensed key and engraving products targeted to consumers in the respective locations. Our offerings include self-service robotic engraving and robotic self service key duplication kiosks, as well as store associate assisted key duplication kiosks together with related software and systems, keys and key accessories sold in proximity to the kiosks. Our services include product and category management, merchandising services, and access to our proprietary robotic key duplicating and engraving software platforms and equipment.
We design proprietary software and engineer, design and manufacture our proprietary equipment in our Boulder, Colorado and Tempe, Arizona facilities, which forms the cornerstone for our key duplication business. Our key duplication system is offered in various retail channels including mass merchants, home centers, automotive parts retailers, franchise and independent hardware stores, and grocery/drug chains. We believe we provide the most complete key duplication systems in the industry, through our unique combination of self-service kiosk technology and store associate assisted duplication systems. Our self-service solutions are driven by our MinuteKey technology, while store associate assisted duplication currently uses the state of the art KeyKrafter equipment and other legacy duplication machines depending on the retail channel to fit that channel’s specific needs.
In 2018, we completed the acquisition of MinuteKey, the world’s first self-service robotic key duplication machine. The accuracy of robotics technology put to work in an innovative way makes MinuteKey machines easy to use, convenient, fast and highly reliable. We utilize a propriety network integration software with our MinuteKey kiosks to maintain high levels of machine up-time and ensure machines have the optimal mix of key types available for duplication. The kiosk is completely self-service and has a 100% customer satisfaction guarantee. We manufacture and support the Minute Key kiosk out of our Boulder, Colorado and Tempe, Arizona facilities.
The Hillman KeyKrafter® is our most popular, innovative and effective store associate assisted key duplication kiosk. It provides significant reduction in duplication time while increasing accuracy and ease of use for unskilled store associates. Additionally, with the KeyKrafter® solution, the capability exists for consumers to securely store and retrieve digital back-ups of their key without the original through the revolutionary Hillman KeyHero® Technology. Our Precision Laser Key System™ system uses a digital optical camera, lasers, and proprietary software to scan a customer’s key. The system identifies the key and retrieves the key’s specifications, including the appropriate blank and cutting pattern, from a comprehensive database. This technology automates nearly every aspect of key duplication and provides the ability for every store associate to cut a key accurately. In the automotive key space, we offer the SmartBox Automotive Key Programmer which is a tool to quickly and easily pair transponder keys, remotes, and smart keys.

We retain ownership of the key duplicating equipment and market and sell keys and key accessories. Our proprietary key offering features the universal blank which uses a “universal” keyway to replace up to five original equipment keys. This innovative system allows a retailer to duplicate 99% of the key market while stocking less than 100 SKUs. We continually refresh the retailer’s key offerings by introducing decorated and licensed keys and accessories. Our key offering features decorative themes of art and popular licenses such as NFL, Disney, Breast Cancer Awareness, and Marvel to increase personalization, purchase frequency and average transaction value per key. We also market a successful line of decorative and licensed lanyards and other key accessories.
All of our key duplication systems are supported by a dedicated in store kiosk sales and service team.
In our engraving business, we supply a variety of innovative options of consumer-operated robotic kiosks such as Quick-Tag®, TagWorks®, and FIDO® for engraving specialty items such as pet identification tags, luggage tags, and other engraved identification tags. We have developed unique engraving systems leveraging state-of- the-art technologies to provide a customized solution for mass merchant, pet supply retailers, and other high traffic areas such as theme parks, all supported by our in store kiosk field service technicians. We design, engineer, manufacture, and assemble the engraving kiosks in our Boulder, Colorado and Tempe, Arizona facilities.
Our engraving business focuses on the growing consumer spending trends surrounding personalized and pet identification. Innovation has played a major role in the development of our engraving business unit. From the original Quick-Tag® consumer-operated Kiosk system to the proprietary laser system of TagWorks®, we continue to lead the industry with consumer-friendly engraving solutions. As in our key business, we retain ownership of the key engraving equipment and market and sell blank tags.
We have continued to build out our robotics and digital solutions segment with two recent acquisitions. In August 2019, we acquired the assets of Sharp Systems, LLC (“Resharp”), a California-based innovative developer of robotic automated knife sharpening systems, for a cash payment of $3.0 million and contingent consideration valued at $18.1 million. The maximum payout for the contingent consideration is $25.0 million plus 1.8% of net knife-sharpening revenues for five years after the $25.0 million is fully paid. We expect to begin rolling out the knife sharpening systems to customers in early 2021. In February 2020, we acquired the assets of Instafob, LLC (“Instafob”), a California-based innovative developer of RFID key duplication systems and a cloud based platform, for a cash payment for a cash payment of $800,000 and a total purchase price of $2,618,000, which includes $1,818,000 in contingent and non-contingent considerations that remain payable to the seller. Contingent consideration is based on 5% of the net sales from 2020 through 2022 plus 1% of net sales from 2023 through 2029. We expect to roll out Instafob systems to customers in 2021.
Robotics and Digital solutions generated approximately $209.3 million, $236.1 million, and $196.0 million of revenues in the years ended December 26, 2020, December 28, 2019, and December 29, 2018, respectively.
Canada
Our Canada segment distributes fasteners and related hardware items, threaded rod, keys, key duplicating systems, accessories, and identification items, such as tags and letters, numbers, and signs to hardware stores, home centers, mass merchants, industrial distributors, automotive aftermarket distributors, and other retail outlets and industrial Original Equipment Manufacturers (“OEMs”) in Canada. The product lines offered in our Canada segment are consistent with the product offerings detailed above. The Canada segment also produces made to order screws and self-locking fasteners for automotive suppliers, OEMs, and industrial distributors.
Our Canada segment generated approximately $134.6 million, $125.3 million and $141.4 million of revenues in the years ended December 26, 2020, December 28, 2019, and December 29, 2018, respectively.
Markets and Customers
We sell our products to national accounts such as Home Depot, Lowe’s, Menard’s, PETCO, PetSmart, Tractor Supply and Walmart. Our status as a national supplier of proprietary products to big box retailers allows us to develop a strong market position and high barriers to entry within our product categories.

We service a wide variety of franchise and independent retail outlets. These individual dealers are typically members of the larger cooperatives, such as Ace Hardware, True Value, and Do-It-Best. We ship directly to the cooperative’s retail locations and also supply many items to the cooperative’s central warehouses. These central warehouses distribute to their members that do not have a requirement for Hillman’s in-store service. These arrangements reduce credit risk and logistic expenses for us while also reducing central warehouse inventory and delivery costs for the cooperatives.
A typical hardware store maintains thousands of different items in inventory, many of which generate small dollar sales but large profits. It is difficult for a retailer to economically monitor all stock levels and to reorder the products from multiple vendors. This problem is compounded by the necessity of receiving small shipments of inventory at different times and stocking the goods. The failure to have these small items available will have an adverse effect on store traffic, thereby possibly denying the retailer the opportunity to sell items that generate higher dollar sales.
We sell our products to a large volume of customers, the top two of which accounted for approximately $671.4 million, or approximately 49%, of our total revenue in 2020. For the year ended December 26, 2020, Home Depot was the single largest customer, representing approximately $362.9 million of our total revenues. Lowe’s was the second largest at approximately $308.5 million. No other customer accounted for more than 10% of total revenue in 2020. In each of the years ended December 26, 2020, December 28, 2019, and December 29, 2018, we derived over 10% of our total revenues from Lowe’s and Home Depot which operated in each of our operating segments.
Hillman continues to expand its B2B eCommerce platform allowing certain customers to order online through the Company’s website, www.hillmangroup.com. The B2B eCommerce platform features many of our items available for sale online and over thousands of customers are enrolled with the online ordering platform. We continue to support direct-to-store and direct-to-consumer fulfillment for consumers who choose to order fasteners directly from retailers’ websites.
Sales and Marketing
We believe that our primary competitive advantage is rooted in our ability to provide a greater level of customer service than our competitors. We partner with our customers to understand the unmet needs of consumers, design creative solutions, and commercialize those solutions bringing them to life in both physical and digital channels through a tight alignment between the product management, marketing communications and channel marketing functions. We provide best in class support and customer service at every touch point for our retail partners and service is the hallmark of Hillman company-wide. The national accounts field service organization consists of approximately 800 employees and 70 field managers focusing on big box retailers, pet super stores, large national discount chains, and grocery stores. This organization reorders products, details store shelves, and sets up in-store promotions. Many of our largest customers use electronic data interchange (“EDI”) for processing of orders and invoices.
We employ what we believe to be the largest direct sales force in the industry. The sales force, which consists of approximately 270 employees and is managed by 30 field managers, focuses on the franchise and independent customers. The depth of the sales and service team enables us to maintain consistent call cycles ensuring that all customers experience proper stock levels and inventory turns. This team also prepares custom plan-o-grams of displays to fit the needs of any store and establishes programs that meet customers’ requirements for pricing, invoicing, and other needs. This group also benefits from daily internal support from our inside sales and customer service teams. On average, each sales representative is responsible for approximately 60 full service accounts that the sales representative calls on approximately every two weeks. These efforts allow the sales force to sell and support our product lines.
Competition
Our primary competitors in the national accounts marketplace for fasteners are Primesource Building Products, Inc., Midwest Fastener Corporation, Illinois Tool Works Inc., Spectrum Brands, and competition from direct import by our customers. Our national competitors for gloves and personal protective equipment include West Chester Protective Gear, PIP, Iron Clad and MidWest Quality Gloves, Inc.

Competition is based primarily on sourcing, compared to a product innovation culture supported by in-store service. Other competitors are local and regional distributors. Competitors in the pet tag market are specialty retailers, direct mail order, and retailers with in-store mail order capability. The Quick-Tag®, FIDO®, and TagWork® systems have patent protected technology that is a major barrier to entry and helps to preserve this market segment.
The principal competitor for our franchise and independent business is Midwest Fastener in the hardware store marketplace. The hardware outlets that purchase our products without regularly scheduled sales representative visits may also purchase products from local and regional distributors and cooperatives. We compete primarily on field service, merchandising, as well as product availability, price, and depth of product line.
Insurance Arrangements
Under our current insurance programs, commercial umbrella coverage is obtained for catastrophic exposure and aggregate losses in excess of expected claims. We retain the exposure on certain expected losses related to workers’ compensation, general liability, and automobile claims. We also retain the exposure on expected losses related to health benefits of certain employees. We believe that our present insurance is adequate for our businesses.
Employees
As of December 26, 2020, we had 3,780 full time and part time employees, none of which were covered by a collective bargaining agreement. In our opinion, employee relations are good.
Backlog
We do not consider the sales backlog to be a significant indicator of future performance due to the short order cycle of our business. Our sales backlog from ongoing operations was approximately $58.3 million as of December 26, 2020 and approximately $19.2 million as of December 28, 2019. We expect to realize the entire December 26, 2020 backlog during fiscal 2021.

SELECTED HISTORICAL FINANCIAL INFORMATION OF HILLMAN HOLDCO
Hillman Holdco is providing the following selected historical financial information to assist you in your analysis of the financial aspects of the Business Combination.
Hillman Holdco’s balance sheet data for the year ended December 26, 2020 and December 28, 2019 and statement of operations data as of and for the years ended December 26, 2020, December 28, 2019 and December 29, 2018 are derived from Hillman Holdco’s audited financial statements included in this proxy statement/prospectus.
The information should be read in conjunction with Hillman Holdco’s financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Hillman Holdco” contained elsewhere in this proxy statement/prospectus. Hillman Holdco’s historical results are not necessarily indicative of future results, and the results for any interim period are not necessarily indicative of the results that may be expected for a fiscal year.
	Year Ended December 26, 2020	Year Ended December 28, 2019 As Restated	Year Ended December 29, 2018 As Restated
Statement of Operations Data:
Net sales	$1,368,295	$1,214,362	$974,175
Cost of sales (exclusive of depreciation and amortization shown separately below)	781,815	693,881	537,885
Selling, general and administrative expenses	398,472	382,131	320,543
Depreciation	67,423	65,658	46,060
Amortization	59,492	58,910	44,572
Management fees to related party	577	562	546
Other (income) expense	(5,250)	5,525	(2,874)
Income from operations	65,766	7,695	27,443
Interest expense, net	86,774	101,613	70,545
Interest expense on junior subordinated debentures	12,707	12,608	12,608
Investment income on trust common securities	(378)	(378)	(378)
Loss on mark-to-market adjustment of interest rate swap	601	2,608	607
Refinancing costs	—	—	11,632
Loss before income taxes	(33,938)	(108,756)	(67,571)
Income tax benefit	(9,439)	(23,277)	(8,890)
Net loss	$(24,499)	$(85,479)	$(58,681)
Basic and diluted loss per share	$(45)	$(158)	$(108)
Weighted average basic and diluted shares outstanding	545	543	$545
Net loss from above	$(24,499)	$(85,479)	$(58,681)
Other comprehensive income (loss):
Foreign currency translation adjustments	2,652	5,550	(11,053)
Total other comprehensive income (loss)	2,652	5,550	(11,053)
Comprehensive loss	$(21,847)	$(79,929)	$(69,734)
	December 26, 2020	December 28, 2019 As Restated
Balance Sheet Data:
Total assets	$2,468,618	$2,437,983
Total current liabilities	311,911	208,868
Total liabilities	2,104,031	2,064,014
Working capital	241,796	231,803
Total stockholder’s equity	364,587	373,969

	Year Ended December 26, 2020	Year Ended December 28, 2019 As Restated	Year Ended December 29, 2018 As Restated
Statement of Cash Flows Data
Net cash provided by operating activities	92,080	52,359	7,547
Net cash used for investing activities	(46,074)	(53,488)	(572,610)
Net cash (used for) provided by financing activities	(45,104)	(7,053)	581,927

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
OF OPERATIONS OF HILLMAN
The following discussion provides information which our management believes is relevant to an assessment and understanding of our operations and financial condition. This discussion should be read in conjunction with the Consolidated Financial Statements and Notes to Consolidated Financial Statements and schedules thereto appearing elsewhere herein. In addition, see “Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995 Regarding Forward-Looking Information”, as well as “Risk Factors” on page 48 of this proxy statement/prospectus.
General
Hillman is one of the largest providers of hardware-related products and related merchandising services to retail markets in North America. Our principal business is operated through our wholly-owned subsidiary, The Hillman Group, Inc. and its wholly-owned subsidiaries (collectively, “Hillman Group”), which had net sales of approximately $1,368.3 million in 2020. Hillman Group sells its products to hardware stores, home centers, mass merchants, pet supply stores, and other retail outlets principally in the United States, Canada, Mexico, Latin America, and the Caribbean. Product lines include thousands of small parts such as fasteners and related hardware items; threaded rod and metal shapes; keys, key duplication systems, and accessories; builder’s hardware; personal protective equipment, such as gloves and eye-wear; and identification items, such as tags and letters, numbers, and signs. We support product sales with services that include design and installation of merchandising systems, maintenance of appropriate in-store inventory levels, and break-fix for our robotics kiosks.
Current Economic Conditions
Our business is impacted by general economic conditions in the North American and international markets, particularly the U.S. and Canadian retail markets including hardware stores, home centers, mass merchants, and other retailers.
In December 2019, a novel strain of coronavirus (COVID-19) was reported to have surfaced in Wuhan, China, and has since spread to a number of other countries, including the United States and Canada. In March 2020, the World Health Organization characterized COVID-19 as a pandemic. Efforts to contain the spread of COVID-19 intensified during our fiscal 2020 second quarter and remained in effect throughout our fiscal year. Most states and municipalities within the U.S. enacted temporary closures of businesses, issued quarantine orders and took other restrictive measures in response to the COVID-19 pandemic. Within the United States and Canada, our business has been designated an essential business, which allows us to continue to serve customers that remain open.
While all of our operations are located in North America, we participate in a global supply chain, and the existence of a worldwide pandemic and the reactions of governments around the world in response to COVID-19 to regulate the flow of labor and products began to impact our business in March 2020. If we need to close any of our facilities or a critical number of our employees become too ill to work, our distribution network could be materially adversely affected in a rapid manner. Similarly, if our customers experience adverse business consequences due to COVID-19, demand for our products could also be materially adversely affected in a rapid manner. The Company continues to experience customer demand during the year ended December 26, 2020 and during the subsequent period. Our teams continue to monitor demand disruption and there can be no assurance as to the level of demand that will prevail in fiscal 2021. A large portion of our customers continue to operate and sell our products, with some customers reducing operations or restricting some access to portions of the retail space. The magnitude of the financial impact on our quarterly and annual results is dependent on the duration of the COVID-19 pandemic and how quickly the U.S. and Canada economies resume normal operations.
An extended period of global supply chain, workforce availability, and economic disruption could materially affect the Company’s business, the results of operations, financial condition, access to sources of liquidity, and the carrying value of goodwill and intangible assets. While a triggering event did not occur during the year ended December 26, 2020, a prolonged COVID-19 pandemic could negatively impact net sales growth, change key assumptions and other global and regional macroeconomic factors that could result in future impairment charges for goodwill, indefinite-lived intangible assets and definite lived intangible assets. The impact of the COVID-19 pandemic is fluid and continues to evolve, and therefore, we cannot predict the extent to which our business, results of operations, financial condition, or liquidity will ultimately be impacted.
We are exposed to the risk of unfavorable changes in foreign currency exchange rates for the U.S. dollar versus local currency of our suppliers located primarily in China and Taiwan. We purchase a significant variety of our products for resale from multiple vendors located in China and Taiwan. The purchase price of these products is routinely negotiated in U.S. dollar amounts rather than the local currency of the vendors and our suppliers’ profit margins decrease when the U.S. dollar declines in value relative to the local currency. This puts pressure on our suppliers to increase prices to us. The U.S. dollar increased in value relative to the CNY by approximately by 5.7% in 2018, increased by 1.7% in 2019, and decreased by 6.5% in 2020. The U.S. dollar increased in value relative to the Taiwan dollar by approximately 3.3% in 2018, decreased by 0.2% in 2019, and decreased by 7.9% in 2020.
In addition, the negotiated purchase price of our products may be dependent upon market fluctuations in the cost of raw materials such as steel, zinc, and nickel used by our vendors in their manufacturing processes. The final purchase cost of our products may also be dependent upon inflation or deflation in the local economies of vendors in China and Taiwan that could impact the cost of labor used in the manufacturing of our products. We identify the directional impact of changes in our product cost, but the quantification of each of these variable impacts cannot be measured as to the individual impact on our product cost with a sufficient level of precision.
We are also exposed to risk of unfavorable changes in Canadian dollar exchange rate versus the U.S. dollar. Our sales in Canada are denominated in Canadian dollars while a majority of the products are sourced in U.S. dollars. A weakening of the Canadian dollar versus the U.S. dollar results in lower sales in terms of U.S. dollars while the cost of sales remains unchanged. We have a practice of hedging some of our Canadian subsidiary’s purchases denominated in U.S. dollars. The U.S. dollar increased in value relative to the Canadian dollar by approximately 8.7% in 2018, decreased by 4.1% in 2019, and decreased by 1.9% in 2020. We may take pricing action, when warranted, in an attempt to offset a portion of product cost increases. The ability of our operating divisions to institute price increases and seek price concessions, as appropriate, is dependent on competitive market conditions.
We import large quantities of products which are subject to customs requirements and to tariffs and quotas set by governments through mutual agreements and bilateral actions. The recently implemented U.S. tariffs on steel and aluminum and other imported goods has increased our product costs and required us to increase prices on the affected products.
Product Revenues
The following is revenue based on products for our significant product categories and operating segments:
	Hardware and Protective Solutions	Robotics and Digital Solutions	Canada	Total Revenue
Year Ended December 26, 2020
Fastening and hardware	$706,865	$—	$131,493	$838,358
Personal protective	317,527	—	239	317,766
Keys and key accessories	—	157,828	2,878	160,706
Engraving	—	51,423	6	51,429
Resharp	—	36	—	36
Consolidated	$1,024,392	$209,287	$134,616	$1,368,295

	Hardware and Protective Solutions	Robotics and Digital Solutions	Canada	Total Revenue
Year Ended December 28, 2019
Fastening and hardware	$607,247	$—	$121,242	$728,489
Personal protective	245,769	—	—	245,769
Keys and key accessories	—	185,451	4,009	189,460
Engraving	—	50,613	9	50,622
Resharp	—	22	—	22
Consolidated	$853,016	$236,086	$125,260	$1,214,362
Year Ended December 29, 2018
Fastening and hardware	$581,269	$—	$137,186	$718,455
Personal protective	55,448	—	—	55,448
Keys and key accessories	—	143,898	4,217	148,115
Engraving	—	52,145	12	52,157
Resharp	—	—	—	—
Consolidated	$636,717	$196,043	$141,415	$974,175

Results of Operations
The following table shows the results of operations for the years ended December 26, 2020 and December 28, 2019. The income tax benefit and net loss for 2019 has been rested due to the correction of errors related to income tax accounting. See Note 1 — Basis of Presentation for additional details.
	Year Ended December 26, 2020		Year Ended December 28, 2019 As Restated
(dollars in thousands)	Amount	% of Net Sales	Amount	% of Net Sales
Net sales	$1,368,295	100.0%	$1,214,362	100.0%
Cost of sales (exclusive of depreciation and amortization shown separately below)	781,815	57.1%	693,881	57.1%
Selling, general and administrative expenses	398,472	29.1%	382,131	31.5%
Depreciation	67,423	4.9%	65,658	5.4%
Amortization	59,492	4.3%	58,910	4.9%
Management fees to related party	577	—%	562	—%
Other (income) expense, net	(5,250)	(0.4)%	5,525	0.5%
Income from operations	65,766	4.8%	7,695	0.6%
Interest expense, net	99,103	7.2%	113,843	9.4%
Mark-to-market adjustment of interest rate swap	601	—%	2,608	0.2%
Loss before income taxes	(33,938)	(2.5)%	(108,756)	(9.0)%
Income tax benefit	(9,439)	(0.7)%	(23,277)	(1.9)%
Net loss	$(24,499)	(1.8)%	$(85,479)	(7.0)%
Adjusted EBITDA(1)	$221,215	16.2%	$178,658	14.7%

(1)
Adjusted EBITDA is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Measures” section for additional information, including our definition and our use of Adjusted EBITDA, and for a reconciliation from net income to Adjusted EBITDA.

Year Ended December 26, 2020 vs December 28, 2019
Net Sales
Net sales for the year ended December 26, 2020 were $1,368.3 million, or $5.4 million per shipping day, compared to net sales of $1,214.4 million, or $4.8 million per shipping day for the year ended December 28, 2019, an increase of approximately $153.9 million. Sales of personal protective equipment increased by $71.8 million due to high demand for gloves and face masks. Fastening and hardware sales increased $99.6 million driven by strong sales with big box retailers and traditional hardware stores. Finally, sales in Canada increased by $9.4 million primarily due to strong retail demand for our products partially offset by in store shopping restrictions during the second quarter which lead to lower demand during that period. These increases were offset by a decrease of $27.6 million in key sales in the United States. Key sales were negatively impacted by restricted access to key duplicating kiosks and retail key duplication services as a result of COVID-19. As the economy has started to reopen, our service team has worked closely with our customers to restore access to key machines.
Cost of Sales
Our cost of sales (“COS”) is exclusive of depreciation and amortization expense. COS was $781.8 million, or 57.1% of net sales, for the year ended December 26, 2020, an increase of $87.9 million compared to $693.9 million, or 57.1% of net sales, for the year ended December 28, 2019. Cost of goods sold as a percentage of net sales was consistent with the prior year primarily as a result of the following offsetting factors:
•
Sourcing savings initiatives that we achieved in 2020.

•
2020 included a higher mix of construction fastener products and personal protective solutions.

Expenses
Selling, general, and administrative (“SG&A”) expenses were $398.5 million in the year ended December 26, 2020, an increase of $16.3 million compared to $382.1 million in the year ended December 28, 2019. The following changes in underlying trends impacted the change in SG&A expenses:
•
Selling expense was $149.6 million in the year ended December 26, 2020, a decrease of $7.2 million compared to $156.8 million for the year ended December 28, 2019. The decrease in selling expense was primarily due to lower marketing and travel and entertainment expense in the year ended December 26, 2020. Additionally, we had lower compensation cost as a result of the restructuring in our U.S. operations that began in the fourth quarter of 2019.

•
Warehouse and delivery expenses were $159.0 million for the year ended December 26, 2020, an increase of $16.7 million compared to warehouse and delivery expenses of $142.3 million for the year ended December 28, 2019. The additional expense was primarily due to higher variable compensation and freight expenses related to increased sales. The remaining increase was due to increased labor driven by premium pay offered to warehouse workers during the COVID-19 outbreak along with additional supplies and personal protective equipment for our facilities.

•
General and administrative (“G&A”) expenses were $89.8 million in the year ended December 26, 2020, an increase of $6.8 million compared to $83.0 million in the year ended December 28, 2019. The increase was primarily due to increased legal fees associated with our ongoing litigation with KeyMe (see Note 15 — Commitments and Contingencies of the Notes to Consolidated Financial Statements for additional information). Additionally, we incurred increased incentive compensation expense in the year ended December 26, 2020.

Depreciation expense was $67.4 million in the year ended December 26, 2020 compared to $65.7 million in the year ended December 28, 2019. The increase was primarily driven by our investment in key duplication machines and merchandising racks.
Amortization expense of $59.5 million in the year ended December 26, 2020, which was comparable to $58.9 million in the year ended December 28, 2019.

Other income of $5.3 million for the year ended December 26, 2020 increased $10.8 million compared to expense of $5.5 million in the year ended December 28, 2019. In the year ended December 26, 2020 other income consisted primarily of a $3.5 million gain on the revaluation of the contingent consideration associated with the acquisition of Resharp and Instafob, (see Note 13 — Fair Value Measurements of the Notes to Consolidated Financial Statements for additional information). Additionally we received $1.8 million in cash from the Canadian government as part of the Canada Emergency Wage Subsidy program for relief during the second quarter shutdown in Canada during the COVID-19 pandemic. These gains were partially offset by exchange rate losses of $0.7 million. In the year ended December 28, 2019, other expense consisted of an impairment charge of $7.0 million related to the loss on the disposal of our FastKey self-service key duplicating kiosks. This loss was offset by a gain on the sale of machinery and equipment of $0.4 million (see Note 14 — Restructuring of the Notes to Consolidated Financial Statements for additional information), and exchange rate gains of $0.7 million.
Interest expense, net, of $99.1 million for the year ended December 26, 2020 decreased $14.7 million, compared to $113.8 million for the year ended December 28, 2019. This decrease was primarily due to lower interest rates combined with lower outstanding debt balances in the year ended December 26, 2020.
Results of Operations
The following table shows the results of operations for the years ended December 28, 2019 and December 29, 2018. the income tax benefit and net loss for 2019 and 2019 has been rested due to the correction of errors related to income tax accounting. See Note 1 — Basis of Presentation for additional details.
	Year Ended December 28, 2019 As Restated		Year Ended December 29, 2018 As Restated
(dollars in thousands)	Amount	% of Total	Amount	% of Total
Net sales	$1,214,362	100.0%	$974,175	100.0%
Cost of sales (exclusive of depreciation and amortization shown separately below)	693,881	57.1%	537,885	55.2%
Selling, general and administrative expenses	382,131	31.5%	320,543	32.9%
Depreciation	65,658	5.4%	46,060	4.7%
Amortization	58,910	4.9%	44,572	4.6%
Management fees to related party	562	—%	546	0.1%
Other (income) expense, net	5,525	0.5%	(2,874)	(0.3)%
Income from operations	7,695	0.6%	27,443	2.8%
Interest expense, net	113,843	9.4%	82,775	8.5%
Refinancing charges	—	—%	11,632	1.2%
Mark-to-market adjustment of interest rate swap	2,608	0.2%	607	0.1%
Loss before income taxes	(108,756)	(9.0)%	(67,571)	(6.9)%
Income tax benefit	(23,277)	(1.9)%	(8,890)	(0.9)%
Net loss	$(85,479)	(7.0)%	$(58,681)	(6.0)%
Adjusted EBITDA(1)	$178,658	14.7%	$139,756	14.3%

(1)
Adjusted EBITDA is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Measures” section for additional information, including our definition and our use of Adjusted EBITDA, and for a reconciliation from net income to Adjusted EBITDA.

Year Ended December 28, 2019 vs Year Ended December 29, 2018
Net Sales
Net sales for the year ended December 28, 2019 were $1,214.4 million, or $4.8 million per shipping day, compared to net sales of $974.2 million, or $3.9 million per shipping day, for the year ended December 29, 2018. The increase was primarily driven by the acquisitions of MinuteKey in the third quarter of 2018 and Big Time in the fourth quarter of 2018. The acquisitions increased revenue $227.6 million in the year ended December 28, 2019 as compared to the year ended December 29, 2018. Construction fastener products and builders hardware sales increased $19.2 million and $6.4 million, respectively, due to new product line roll outs with customers. Additionally, sales decreased $7.8 million due to the closure of a manufacturing facility in Canada and exiting the related product lines (see Note 14 — Restructuring of the Notes to Consolidated Financial Statements for additional information).
Cost of Sales
Our cost of sales was $693.9 million, or 57.1% of net sales, for the year ended December 28, 2019, an increase of $156.0 million compared to $537.9 million, or 55.2% of net sales, for the year ended December 29, 2018. The increase of 1.9% in cost of sales, expressed as a percent of net sales, in 2019 compared to 2018 was primarily due to the following items:
•
Fiscal 2019 included a higher mix of personal protective equipment.

•
In the year ended December 28, 2019, we had inventory valuation adjustments in our Hardware and Protective Solutions segment of $5.7 million primarily related to strategic review of our product offerings and restructuring activities (see Note 14 — Restructuring of the Notes to Consolidated Financial Statements for additional information).

•
Net sales was reduced by $7.2 million in the year ended December 28, 2019 for payments made to customers associated with the new product line roll outs for construction fastener products and builders hardware.

•
We recorded a reduction of $3.8 million in cost of sales recorded in 2018 due to an adjustment of our accrual for anti-dumping duties based on the final results of the Department of Commerce’s administrative review of nails from China (see Note 15 — Commitments and Contingencies of the Notes to Consolidated Financial Statements for additional information).

•
The remaining increase was driven by higher product cost due to tariffs.

•
These increases were partially offset by lower inventory valuation adjustments in our Canada segment of $5.5 million driven by charges taken in 2018 related to exiting certain lines of business and rationalizing stock keeping units (see Note 14 — Restructuring of the Notes to Consolidated Financial Statements for additional information).

Expenses
Selling, general, and administrative (“SG&A”) expenses were $382.1 million in the year ended December 28, 2019 an increase of $61.6 million compared to $320.5 million in the year ended December 29, 2018. The following changes in underlying trends impacted the change in SG&A expenses:
•
Selling expense was $156.8 million in the year ended December 28, 2019, an increase of $22.8 million compared to $134.0 million for the year ended December 29, 2018. The acquisition of MinuteKey in the third quarter of 2018 and Big Time in the fourth quarter of 2018 added $24.9 million in selling expense for the year ended December 28, 2019 as compared to 2018. These increases were offset by a decrease of $3.3 million for the cost of updating customer store labels for a new pricing program in 2018.

•
Warehouse and delivery expenses were $142.3 million for the year ended December 28, 2019, an increase of $17.3 million compared to warehouse and delivery expenses of $124.9 million for the year ended December 29, 2018. The acquisition of MinuteKey in the third quarter of 2018 and Big Time in the fourth quarter of 2018 added $7.5 million in warehouse expense for the year ended

December 28, 2019. We incurred $4.6 million of higher expense for increases in labor, benefits, freight, and equipment costs. We also incurred additional warehouse expense of $3.8 million in 2019 related to restructuring activities in our Canada segment (see Note 14 — Restructuring of the Notes to Consolidated Financial Statements for additional information).
•
G&A expenses were $83.0 million in the year ended December 28, 2019 an increase of $21.4 million compared to $61.6 million in the year ended December 29, 2018. The increase was primarily due to the acquisitions of Big Time and MinuteKey, which added $10.1 million an G&A expense in the current year. We also incurred $5.4 million of additional expense for retention and long term incentive compensation plans introduced in the fourth quarter of 2018. Additionally, we incurred severance and related charges of $3.9 million related to corporate restructuring activities (see Note 14 — Restructuring of the Notes to Consolidated Financial Statements for additional information). Finally, we incurred $1.6 million of higher compensation and benefits expense in 2019. These increases were partially offset by lower acquisition related charges in the year ended December 28, 2019.

Depreciation expense was $65.7 million in the year ended December 28, 2019 compared to $46.1 million in the year ended December 29, 2018. The increase was primarily due to the acquisitions of Big Time and MinuteKey, which added $9.2 million in depreciation expense in 2019. The remaining increase was driven by our investment in key duplicating machines and merchandising racks.
Amortization expense was $58.9 million in the year ended December 28, 2019 compared to $44.6 million in the year ended December 29, 2018. The increase was primarily due to the acquisitions of Big Time and MinuteKey, which added $14.3 million an amortization expense in 2019.
Other expense was $5.5 million for the year ended December 28, 2019, an increase of $8.4 million compared to a loss of $2.9 million in the year ended December 29, 2018. In the year ended December 28, 2019, other expense consisted of an impairment charge of $7.0 million related to the loss on the disposal of our FastKey self-service key duplicating kiosks. These losses were offset by a gain on the sale of machinery and equipment of $0.4 million (see Note 14 — Restructuring of the Notes to Consolidated Financial Statements for additional information), and exchange rate gains of $0.7 million. Other expense of $2.9 million for the year ended December 29, 2018 consisted of a $5.3 million net gain on the sale and disposal of property, plant, and equipment associated with the restructuring of the Canada segment (see Note 14 — Restructuring of the Notes to Consolidated Financial Statements for additional information). The gain was partially offset by $2.0 million of exchange rate losses.
Interest expense, net, was $113.8 million for the year ended December 28, 2019, an increase of $31.1 million, compared to $82.8 million for the year ended December 29, 2018. During 2018 we refinanced our term loan and revolver, increasing the outstanding term loan by approximately $527.5 million. In connection with the refinancing, we incurred $11.6 million in refinancing charges. The increase in the term loan and additional draws on our revolving credit facility during the year led to increased interest expense. See Note 7 — Long-Term Debt of the Notes to Consolidated Financial Statements for additional information.
Results of Operations — Operating Segments
The following table provides supplemental information of our sales and profitability by operating segment (in thousands):
Hardware and Protective Solutions
	Year Ended December 26, 2020	Year Ended December 28, 2019	Year Ended December 29, 2018
Hardware and Protective Solutions
Segment Revenues	$1,024,392	$853,016	$636,717
Segment Income from Operations	$67,313	$14,204	$18,555
Adjusted EBITDA(1)	$153,765	$101,319	$76,896

(1)
Adjusted EBITDA is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Measures” section for additional information, including our definition and our use of Adjusted EBITDA, and for a reconciliation from net income to Adjusted EBITDA.

Year Ended December 26, 2020 vs December 28, 2019
Net Sales
Hardware and Protective Solutions net sales for the year ended December 26, 2020 increased by $171.4 million from the prior year. The primary drivers of this increase were:
•
Fastening and hardware sales increased $99.6 million due to strong demand from big box retailers and traditional hardware stores along with price increases initiated in the second quarter of 2019 to offset the impact of tariffs.

•
Sales of personal protective equipment increased by $71.8 million due to high demand.

Income from Operations
Income from operations of our Hardware and Protective Solutions operating segment increased by approximately $53.1 million in the year ended December 26, 2020 to $67.3 million from $14.2 million in the year ended December 28, 2019. The increased sales noted above were partially offset by increased cost of sales and increased selling, general and administrative expenses as outlined below:
Cost of sales as a percentage of net sales was 60.8% in the year ended December 26, 2020, a decrease of 1.2 % from 62.0% in the year ended December 28, 2019. The decrease in cost of sales as a percentage of net sales was primarily driven $7.2 million for payments made to customers in the year ended December 28, 2019 associated with the new product line roll outs for construction fastener products and builders hardware combined with sourcing savings. This was partially offset by a higher mix of construction fastener products and personal protective solutions.
Operating expenses increased $25.1million in our Hardware and Protective Solutions segment primarily due to:
•
Warehouse expense increased $17.7 million in the year ended December 26, 2020 compared to the year ended December 28, 2019. The additional expense was primarily due to increased labor driven by premium pay offered to warehouse workers during the COVID-19 pandemic along with additional supplies and personal protective equipment for our facilities. The remaining increase was primarily due to higher variable and incentive compensation expense related to increased sales.

•
General and administrative (“G&A”) expenses increased $2.9 million in the year ended December 26, 2020. The increase was primarily due to increased incentive compensation in the year ended December 26, 2020.

•
Depreciation expense increased $2.3 million in the year ended December 26, 2020 due to our merchandising racks.

Year Ended December 28, 2019 vs December 29, 2018
Net Sales
Net sales for our Hardware and Protective Solutions operating segment increased by $216.3 million in the year ended December 28, 2019 primarily due to:
•
The acquisition of Big Time in the fourth quarter of 2018 increased revenue $190.3 million in the year ended December 28, 2019

•
Fastening and hardware sales increased $26.0 million primarily due to new product line rollouts with customers

Income from Operations
Income from operations of our Hardware and Protective Solutions segment decreased by approximately $4.4 million in the year ended December 28, 2019 to $14.2 million as compared to $18.6 million in the year ended December 29, 2018. The increased sales noted above were offset by increased cost of sales and increased selling, general and administrative expenses as outlined below:
Cost of sales as a percentage of net sales was 62.0% in the year ended December 28, 2019, an increase of 5.3% from 56.7% in the year ended December 29, 2018. The primary drivers of this increase were:
•
Fiscal 2018 included a higher mix of personal protective equipment.

•
Inventory valuation adjustments were $5.7 million in the current year primarily related to restructuring activities (see Note 14 — Restructuring of the Notes to Consolidated Financial Statements for additional information).

•
Net sales was reduced by $7.2 million in the year ended December 28, 2019 for payments made to customers associated with the new product line roll outs for construction fastener products and builders hardware.

•
We recorded a reduction of $3.8 million in cost of sales recorded in 2018 due to an adjustment of our accrual for anti-dumping duties based on the final results of the Department of Commerce’s administrative review of nails from China (see Note 15 — Commitments and Contingencies of the Notes to Consolidated Financial Statements for additional information).

Operating expenses increased $52.3 million in our Fastening, Hardware, and Personal Protective Solutions segment primarily due to:
•
The acquisition of Big Time in the fourth quarter of 2018 increased SG&A $22.0 million and amortization expense of $10.6 million in the year ended December 28, 2019.

•
Warehouse costs, excluding the acquisition of Big Time, increased $6.8 million primarily driven by increased labor, benefits, freight and maintenance costs.

•
We incurred $4.4 million of additional expense for retention and long term incentive compensation plans introduced in the fourth quarter of 2018.

•
Additionally, we incurred severance and related charges of $3.2 million related to corporate restructuring activities (see Note 14 — Restructuring of the Notes to Consolidated Financial Statements for additional information).

Robotics and Digital Solutions
	Year Ended December 26, 2020	Year Ended December 28, 2019	Year Ended December 29, 2018
Robotics and Digital Solutions
Segment Revenues	$209,287	$236,086	$196,043
Segment Income from Operations	$3,177	$3,385	$17,705
Adjusted EBITDA(1)	$60,265	$70,966	$57,369

(1)
Adjusted EBITDA is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Measures” section for additional information, including our definition and our use of Adjusted EBITDA, and for a reconciliation from net income to Adjusted EBITDA.

Year Ended December 26, 2020 vs December 28, 2019
Net Sales
Net sales for our Robotics and Digital Solutions operating segment decreased $26.8 million in the year ended December 26, 2020 compared to the net sales for 2019 primarily due to a decrease of $27.6 million in key sales. Key sales were negatively impacted by reduced retail foot traffic and restricted access to key duplicating kiosks along with retail key duplication services as a result of COVID-19. As the economy has started to reopen, our service team has worked closely with our customers to restore access to key duplicating kiosks.
Income from Operations
Income from operations of our Robotics and Digital Solutions operating segment decreased by approximately $0.2 million in the year ended December 26, 2020 to $3.2 million from $3.4 million in the year ended December 28, 2019. The decreased sales were offset by decreased SG&A and other income as outlined below:
•
Selling expense decreased $6.7 million in the year ended December 26, 2020 compared to the year ended December 28, 2019. The decrease was primarily due to lower sales commissions for kiosk sales and reduced travel and compensation expense.

•
Warehouse expense decreased $1.8 million in the year ended December 26, 2020 compared to the year ended December 28, 2019. The decrease was primarily due to lower freight and shipping expenses driven by lower sales volume.

•
General and administrative expense increased by $4.1 million primarily due to increased legal fees associated with our ongoing litigation with KeyMe, Inc. (see Note 15 — Commitments and Contingencies of the Notes to Consolidated Financial Statements for additional information).

•
Other income increased by $10.4 million in the year ended December 26, 2020 compared to the year ended December 28, 2019. Other income was $3.5 million in the year ended December 26, 2020 and was driven by revaluation of the contingent consideration associated with the acquisition of Resharp and Instafob (see Note 13 — Fair Value Measurements of the Notes to Consolidated Financial Statements for additional information). In the year ended December 26, 2020 other expense was comprised primarily of an impairment charge of $7.7 million related to the loss on the disposal of our FastKey self-service key duplicating kiosks and related assets.

Year Ended December 28, 2019 vs December 29, 2018
Net Sales
Net sales for our Robotics and Digital Solutions operating segment increased $40.0 million in the year ended December 28, 2019 as compared to 2018 primarily due to:
•
The acquisition of Minute Key in the third quarter of 2018 increased revenue $37.3 million in the year ended December 28, 2019.

•
Automotive key sales increased $4.2 million in the year ended December 28, 2019.

Income from Operations
Income from operations of our Robotics and Digital Solutions operating segment decreased $14.3 million the year ended December 28, 2019 to $3.4 million as compared to $17.7 million in the year ended December 29, 2018. The increases in net sales were offset by increased operating expenses as outlined below:
•
The acquisition of MinuteKey added $20.5 million in SG&A expenses, $8.5 million in depreciation and $3.7 million in amortization expense in the year ended December 28, 2019.

•
We incurred $7.7 million of impairment charges in 2019 related to the loss on the disposal of our FastKey self-service key duplicating kiosks.

•
Depreciation expense, excluding MinuteKey, increased $4.4 million driven by our continued investment in key duplicating machines.

•
We incurred $1.5 million in legal fees related to the ongoing litigation with KeyMe, Inc. (see Note 15 — Commitments and Contingencies of the Notes to Consolidated Financial Statements for additional information).

•
We incurred $1.0 million of additional expense for retention and long term incentive compensation plans introduced in the fourth quarter of 2018.

Canada
	Year Ended December 26, 2020	Year Ended December 28, 2019	Year Ended December 29, 2018
Canada
Segment Revenues	$134,616	$125,260	$141,415
Segment Loss from Operations	$(4,724)	$(9,894)	$(8,817)
Adjusted EBITDA(1)	$7,185	$6,373	$5,491

(1)
Adjusted EBITDA is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Measures” section for additional information, including our definition and our use of Adjusted EBITDA, and for a reconciliation from net income to Adjusted EBITDA.

Year Ended December 26, 2020 vs December 28, 2019
Net Sales
Net sales in our Canada operating segment increased by $9.4 million in the year ended December 26, 2020 primarily due to strong retail demand for our products partially offset by in store shopping restrictions in the second quarter which lead to lower demand during that period
Loss from Operations
Loss from operations of our Canada segment decreased by $5.2 million in the year ended December 26, 2020 to a loss of $4.7 million as compared to a loss of $9.9 million in the year ended December 28, 2019. In addition to the increased sales, loss from operations increased due to the following items:
•
COS as a percentage of net sales decreased 1.5% from 69.1% in the year ended December 28, 2019 to 67.6% in the year ended December 26, 2020 primarily due to $4.3 million of inventory valuation adjustments taken in 2019 in our Canada segment driven by exiting certain lines of business and rationalizing stock keeping units (see Note 14 — Restructuring of the Notes to Consolidated Financial Statements for additional information).

•
Other income and expense increased $0.7 million to income of $1.8 million in the current year compared with income of $1.1 million in the year ended December 28, 2019. Other income for the year ended December 26, 2020 consisted primarily of $1.8 million in cash received from the Canadian government as a part of the Canada Emergency Wage Subsidy program for relief during the second quarter shutdown in Canada during the COVID-19 outbreak. This was partially offset by exchange rate losses of $0.6 million. Other income for the year ended December 28, 2019 included a gain on the sale of machinery and equipment of $0.4 million (see Note 14 — Restructuring of the Notes to Consolidated Financial Statements for additional information), and exchange rate gains of $0.7 million.

Year Ended December 28, 2019 vs December 29, 2018
Net Sales
Net sales for our Canada operating segment decreased by $16.2 million in the year ended December 28, 2019 primarily due to:
•
The unfavorable impact of conversion of the local currency to U.S. dollars.

•
The closure of a manufacturing facility in Canada and exiting the related product lines resulted in to $7.8 million in lower sales.

Loss from Operations
Income from operations of our Canada segment decreased by $1.1 million in the year ended December 28, 2019 to a loss of $9.9 million as compared to a loss of $8.8 million in the year ended December 29, 2018. The decrease in sales was offset by lower COS as percentage of sales. Additionally, we incurred higher other expense in the year ended December 28, 2019.
•
COS as a percentage of net sales decreased 5.3% from 74.4% in the year ended December 29, 2018 to 69.1% in the year ended December 28, 2019 primarily due to $9.8 million of inventory valuation adjustments taken in 2018 in our Canada segment driven by exiting certain lines of business and rationalizing stock keeping units as compared to inventory adjustments of $4.3 million in the year ended December 28, 2019 (see Note 14 — Restructuring of the Notes to Consolidated Financial Statements for additional information).

•
Other income and expense decreased $2.4 million to income of $1.1 million in the current year compared with income of $3.5 million in the year ended December 29, 2018. Other income for the year ended December 28, 2019 included a gain on the sale of machinery and equipment of $0.4 million (see Note 14 — Restructuring of the Notes to Consolidated Financial Statements for additional information), and exchange rate gains of $0.7 million. Other income for the year ended December 29, 2018 consisted of a $5.3 million net gain on the sale and disposal of property, plant, and equipment associated with the restructuring of the Canada segment, (see Note 14 — Restructuring of the Notes to Consolidated Financial Statements for additional information). The gain in the year ended December 29, 2018 was offset by $1.8 million exchange rate losses of exchange rate losses.

Non-GAAP Financial Measures
Adjusted EBITDA is a non-GAAP financial measure and is the primary basis used to measure the operational strength and performance of our businesses as well as to assist in the evaluation of underlying trends in our businesses. This measure eliminates the significant level of noncash depreciation and amortization expense that results from the capital-intensive nature of our businesses and from intangible assets recognized in business combinations. It is also unaffected by our capital and tax structures, as our management excludes these results when evaluating our operating performance. Our management and Board of Directors use this financial measure to evaluate our consolidated operating performance and the operating performance of our operating segments and to allocate resources and capital to our operating segments. Additionally, we believe that Adjusted EBITDA is useful to investors because it is one of the bases for comparing our operating performance with that of other companies in our industries, although our measure of Adjusted EBITDA may not be directly comparable to similar measures used by other companies.
We have restated our financial statements for 2019 and 2018 due to the correction of errors in the accounting for income taxes related to the valuation allowance against deferred tax assets, which impacted our net deferred tax liabilities. Accordingly, the EBITDA reconciliation below has been restated. There was no impact to EBITDA or Adjusted EBITDA in either 2019 or 2018. See Note 1 — Basis of Presentation for additional details.The following table presents a reconciliation of Net loss, the most directly comparable financial measures under GAAP, to Adjusted EBITDA for the periods presented:
	Year Ended December 26, 2020	Year Ended December 28, 2019 As Restated	Year Ended December 29, 2018 As Restated
Net loss	$(24,499)	$(85,479)	$(58,681)
Income tax (benefit) expense	(9,439)	(23,277)	(8,890)
Interest expense, net	86,774	101,613	70,545
Interest expense on junior subordinated debentures	12,707	12,608	12,608
Investment income on trust common securities	(378)	(378)	(378)
Depreciation	67,423	65,658	46,060
Amortization	59,492	58,910	44,572
Mark-to-market adjustment on interest rate swaps	601	2,608	607

	Year Ended December 26, 2020	Year Ended December 28, 2019 As Restated	Year Ended December 29, 2018 As Restated
EBITDA	$192,681	$132,263	$106,443
Stock compensation expense	5,125	2,981	1,590
Management fees	577	562	546
Facility exits(1)	3,894	—	1,279
Restructuring(2)	4,902	13,749	9,737
Litigation expense(3)	7,719	1,463	—
Acquisition and integration expense (4)	9,832	12,557	12,358
Change in fair value of contingent consideration	(3,515)	—	—
Buy-back expense (5)	—	7,196	—
Asset impairment charges (6)	—	7,887	—
Refinancing costs	—	—	11,632
Anti-dumping duties	—	—	(3,829)
Adjusted EBITDA	$221,215	$178,658	$139,756

(1)
Facility exits include costs associated with the closure of facilities in Parma, Ohio, San Antonio, Texas, and Dallas, Texas.

(2)
Restructuring includes restructuring costs associated with restructuring in our Canada segment announced in 2018, including facility consolidation, stock keeping unit rationalization, severance, sale of property and equipment, and charges relating to exiting certain lines of business. Also included is restructuring in our United Stated business announced in 2019, including severance related to management realignment and the integration of sales and operating functions. See Note 14 — Restructuring of the Notes to the Consolidated Financial Statements for additional information. Finally, includes consulting and other costs associated with streamlining our manufacturing and distribution operations.

(3)
Litigation expense includes legal fees associated with our ongoing litigation with KeyMe, Inc. (see Note 15 — Commitments and Contingencies of the Notes to Consolidated Financial Statements for additional information).

(4)
Acquisition and integration expense includes professional fees, non-recurring bonuses, and other costs related to historical acquisitions.

(5)
Buy-back expense includes one-time payments made to customers associated with the new product line roll outs for construction fastener products and builders hardware.

(6)
Asset impairment charges includes impairment losses for the disposal of FastKey self-service key duplicating kiosks and related assets.

The following tables presents a reconciliation of segment operating income, the most directly comparable financial measures under GAAP, to segment Adjusted EBITDA for the periods presented (amounts in millions):
Year Ended December 26, 2020	Hardware and Protective Solutions	Robotics and Digital Solutions	Canada	Consolidated
Operating income (loss)	$67,313	$3,177	$(4,724)	$65,766
Depreciation and amortization	69,164	50,670	7,081	126,915
Stock compensation expense	4,464	661	—	5,125
Management fees	502	75	—	577
Facility exits	3,894	—	—	3,894
Restructuring	74	—	4,828	4,902

Year Ended December 26, 2020	Hardware and Protective Solutions	Robotics and Digital Solutions	Canada	Consolidated
Litigation expense	—	7,719	—	7,719
Acquisition and integration expense	8,284	1,548	—	9,832
Change in fair value of contingent consideration	—	(3,515)	—	(3,515)
Corporate and intersegment adjustments	70	(70)	—	—
Adjusted EBITDA	$153,765	$60,265	$7,185	$221,215

Year Ended December 28, 2019	Hardware and Protective Solutions	Robotics and Digital Solutions	Canada	Consolidated
Operating income (loss)	$14,204	$3,385	$(9,894)	$7,695
Depreciation and amortization	65,369	52,924	6,275	124,568
Stock compensation expense	2,436	545	—	2,981
Management fees	562	—	—	562
Restructuring	3,163	708	9,878	13,749
Litigation expense	—	1,463	—	1,463
Acquisition and integration expense	8,837	3,720	—	12,557
Buy-back expense	7,196	—	—	7,196
Asset impairment charges	—	7,773	114	7,887
Corporate and intersegment adjustments	(448)	448	—	—
Adjusted EBITDA	$101,319	$70,966	$6,373	$178,658
Year Ended December 29, 2018	Hardware and Protective Solutions	Robotics and Digital Solutions	Canada	Consolidated
Operating income (loss)	$18,555	$17,705	$(8,817)	$27,443
Depreciation and amortization	50,163	35,898	4,571	90,632
Stock compensation expense	1,302	288	—	1,590
Management fees	546	—	—	546
Facility exits	1,279	—	—	1,279
Restructuring	—	—	9,737	9,737
Acquisition and integration expense	7,126	5,232	—	12,358
Anti-dumping duties	(3,829)	—	—	(3,829)
Corporate and intersegment adjustments	1,754	(1,754)	—	—
Adjusted EBITDA	$76,896	$57,369	$5,491	$139,756
Income Taxes
Effective tax rates for the years ended December 29, 2018 and December 28, 2019 have been restated due to the correction of errors in the accounting for income taxes related to the valuation allowance against deferred tax assets, which impacted our net deferred tax liabilities. See Note 1 — Basis of Presentation for additional details.
Year Ended December 26, 2020 vs December 28, 2019
In the year ended December 26, 2020, we recorded an income tax benefit of $9.4 million on a pre-tax loss of $33.9 million. The effective income tax rate was 27.8% for the year ended December 26, 2020. In the year ended December 28, 2019, we recorded income tax benefit of $23.3 million on a pre-tax loss of $108.8 million. The effective income tax rate was 21.4% for the year ended December 28, 2019.

On March 27, 2020, the CARES Act was signed into law by the President of the United States. The CARES Act included, among other things, corporate income tax relief in the form of accelerated alternative minimum tax (“AMT”) refunds, allowed employers to defer certain payroll tax payments throughout 2020, and provided favorable corporate interest deductions for the 2019 and 2020 periods. During 2020, the Company received an accelerated AMT income tax refund of $1.1 million and was able to defer $7.1 million of payroll taxes. The CARES Act interest modification provisions allowed for increased interest deductions. The Company was able to deduct an additional $32.0 million in interest on its 2019 income tax return when compared to the 2019 income tax provision. For the fiscal year 2020, the Company’s increased interest deduction will result in the utilization of accumulated interest limitation carryforwards.
In 2020, the Company’s effective tax rate differed from the federal statutory tax rate primarily due to state and foreign income taxes. In 2019, the Company’s effective tax rate differed from the federal statutory tax rate primarily due to state and foreign income taxes. The Company recorded $1.0 million in income tax expense attributable to state NOLs that are expected to expire prior to their utilization.
Year Ended December 28, 2019 vs December 29, 2018
In the year ended December 28, 2019, we recorded an income tax benefit of $23.3 million on a pre-tax loss of $108.8 million. The effective income tax rate was 21.4% for the year ended December 28, 2019. In the year ended December 29, 2018, we recorded income tax benefit of $8.9 million on a pre-tax loss of $67.6 million. The effective income tax rate was 13.2% for the year ended December 29, 2018.
In 2019, the Company’s effective tax rate differed from the federal statutory tax rate primarily due to state and foreign income taxes. The Company recorded $1.0 million in income tax expense attributable to state NOLs that are expected to expire prior to their utilization.
The effective income tax rate differed from the federal statutory tax rate in the year ended December 29, 2018 primarily due to a valuation allowance of $6.1 million for certain U.S. federal net operating losses that are subject to the dual consolidated loss limitation rules. Additionally, the Company recorded $2.2 million in income tax expense for certain non-deductible acquisition costs attributable to the MinuteKey and Big Time acquisitions. The remaining differences between the effective income tax rate and the federal statutory rate in the year ended December 29, 2018 were attributable to state and foreign income taxes.
Liquidity and Capital Resources
Cash Flows
The statements of cash flows reflect the changes in cash and cash equivalents for the years ended December 26, 2020, December 28, 2019, and December 29, 2018 by classifying transactions into three major categories: operating, investing, and financing activities.
Operating Activities
Net cash provided by operating activities for the year ended December 26, 2020 was approximately $92.1 million. Operating cash flows for the year ended December 26, 2020 were favorably impacted by the increased net income in the current year. Net cash provided by operating activities for the year ended December 28, 2019 was approximately $52.4 million and was unfavorably impacted by lower net income driven by increased interest expense, partially offset by improvements in working capital. Net cash provided by operating activities for the year ended December 29, 2018 was approximately $7.5 million and was unfavorably impacted by lower net income driven by increased interest expense and acquisition related costs along with an increase in inventory due to commodity inflation and new business wins. This was partially offset by an increase in accounts payable due to changes in payment terms and increased inventory purchases and a decrease in accounts receivable.
Investing Activities
Net cash used for investing activities was $46.1 million, $53.5 million, and $572.6 million for the years ended December 26, 2020, December 28, 2019 and December 29, 2018, respectively. In the year ending

December 26, 2020 we acquired Instafob for approximately $0.8 million. In the year ended December 28, 2019 we acquired Resharp and West Coast Washers for approximately $6.1 million. In the year ended December 29, 2018 we acquired MinuteKey and Big Time and made a final working capital true up payment for ST Fastening Systems which equated a total net cash outflow of approximately $501.0 million. Finally, cash was used in all periods to invest in our investment in new key duplicating kiosks and machines and merchandising racks. In 2019, we also received $10.4 million in cash proceeds from the sale of a building and machinery in Canada and a building in Georgia.
Financing Activities
Net cash used for financing activities was $45.1 million for the year ended December 26, 2020. The borrowings on revolving credit loans provided $99.0 million. The Company used $140.0 million of cash for the repayment of revolving credit loans and $10.6 million for principal payments on the senior term loans. In the year ended December 26, 2020 the Company received $7.3 million on the exercise of stock options.
Net cash used for financing activities was $7.1 million for the year ended December 28, 2019. The borrowings on revolving credit loans provided $43.5 million. The Company used $38.7 million of cash for the repayment of revolving credit loans and $10.6 million for principal payments on the senior term loans. On November 15, 2019, we amended the Existing ABL Facility to increase the aggregate commitments thereunder to $250.0 million. In connection with the amendment we paid $1.4 million in fees.
Net cash provided by financing activities was $581.9 million for the year ended December 29, 2018. On May 31, we entered into a new term credit agreement consisting of a new funded term loan of $530.0 million and $165.0 million delayed draw term loan facility. Concurrently, we entered into the $150.0 million ABL Facility subsequently increased as described above. The proceeds were used to refinance in full all outstanding revolving credit and term loans under the existing credit agreement. In the third quarter of 2018, we drew $165.0 million on the delayed draw facility of the term loan to finance the MinuteKey acquisition. In the fourth quarter, we amended the credit agreement governing our term loan facilities and added an additional $365.0 million in incremental term loans to finance the acquisition of Big Time. We paid approximately $20.5 million in fees associated with the refinancing activities in the year ended December 29, 2018. See Note 7 — Long-Term Debt of the Notes to Consolidated Financial Statements for additional information on the refinancing. Our revolver draws, net, were a source of cash of $88.7 million in the year ended December 29, 2018. Additionally, in the year ended December 29, 2018 we paid a dividend of $3.8 million to Holdco for the purchase of shares of Holdco stock from former members of management.
Liquidity
We believe that projected cash flows from operations and Revolver availability will be sufficient to fund working capital and capital expenditure needs for the next 12 months.
Our working capital (current assets minus current liabilities) position of $241.8 million as of December 26, 2020 represents an increase of $10.0 million from the December 28, 2019 level of $231.8 million. Because COVID-19 pandemic has not, as of the date of this report, had a materially negative impact on our operations or demand for our products, it has not had a materially negative impact on the Company’s liquidity position. We have initiated mitigating efforts to manage non-critical capital spending, assess operating spend, and preserve cash. We expect to generate sufficient operating cash flows to meet our short-term liquidity needs, and we expect to maintain access to the capital markets, although there can be no assurance of our ability to do so. However, the continued spread of COVID-19 has led to disruption and volatility in the global capital markets, which, depending on future developments, could impact our capital resources and liquidity in the future.

Contractual Obligations
Our contractual obligations as of December 26, 2020 are summarized below:
		Payments Due
(dollars in thousands)	Total	Less Than One Year	1 to 3 Years	3 to 5 Years	More Than Five Years
Junior Subordinated Debentures(1)	$108,704	$—	$—	$—	$108,704
Interest on Jr Subordinated Debentures	82,562	12,231	24,463	24,463	21,405
Long Term Senior Term Loans	1,037,044	10,609	21,218	1,005,217	—
Bank Revolving Credit Facility	72,000	—	—	72,000	—
6.375% Senior Notes	330,000	—	330,000	—	—
KeyWorks License Agreement	72	72	—	—	—
Interest payments(2)	218,053	64,970	97,001	56,082	—
Operating Leases	108,169	18,259	29,575	24,993	35,342
Deferred Compensation Obligations	1,911	595	—	—	1,316
Finance Lease Obligations	2,252	993	1,129	130	—
Other Obligations	7,578	2,793	4,509	276	—
Uncertain Tax Position Liabilities	1,101	1,101	—	—	—
Total Contractual Cash Obligations(3)	$1,969,446	$111,623	$507,895	$1,183,161	$166,767

(1)
The Junior Subordinated Debentures liquidation value is approximately $108,704.

(2)
Interest payments for borrowings under our term loan facilities, the 6.375% Senior Notes, and borrowings under the Existing ABL Facility. Interest payments on the variable rate under our term loan facilities were calculated using the actual interest rate of 4.15% as of December 26, 2020. Interest payments on the 6.375% Senior Notes were calculated at their fixed rate. Interest payments on the variable rate borrowings under the Existing ABL Facility were calculated using the actual interest rate of 1.65% as of December 26, 2020.

(3)
All of the contractual obligations noted above are reflected on the Company’s Consolidated Balance Sheet as of December 26, 2020 except for the interest payments. Contingent consideration related to the acquisitions of Resharp and Instafob of $14,197 is not included in the chart above due to uncertainty about timing of the payments.

Off-Balance Sheet Arrangements
We do not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K under the Securities Exchange Act of 1934, as amended.
Related Party Transactions
The Company has recorded aggregate management fee charges and expenses from the Oak Hill Funds and CCMP of approximately $0.6 million for each of the years ended December 26, 2020 and December 28, 2019, and $0.5 million for the year ended December 29, 2018.
We recorded proceeds from the sale of Holdco stock to members of management and the Board of Directors of $0.8 million for the year ended December 28, 2019. No such sales were recorded in the years ended December 26, 2020 or December 29, 2018.
In the year ended December 29, 2018, the Company paid a dividend of approximately $3.8 million to Holdco for the purchase of 4,200 shares of Holdco stock from former members of management. No such dividends were paid in fiscal 2020 or fiscal 2019.
Gregory Mann and Gabrielle Mann are employed by the Company. The Company leases an industrial warehouse and office facility from companies under the control of the Manns. We have recorded rental expense for the lease of this facility on an arm’s length basis. Our rental expense for the lease of this facility was $0.4 million for each of the years ended December 26, 2020, December 28, 2019, and December 29, 2018.
Douglas J. Cahill was hired effective July 29, 2019 as our Executive Chairman, Senior Executive Officer. He was promoted to President and Chief Executive Officer on September 16, 2019. Mr. Cahill is also a former Managing Director of CCMP Capital Advisors, LP (“CCMP”). CCMP’s private equity fund CCMP Capital Investors III, L.P. (“CCMP III”), together with its related fund vehicles, owns approximately 79.1% of Holdco’s outstanding common stock as of December 26, 2020. Mr. Cahill has retained a carried interest in CCMP III and the fair value of this carried interest, which is based on the overall performance of CCMP III, is contingent on several factors. As of December 26, 2020, the fair value of the carried interest is not estimable in accordance with ASC 405 — Contingencies.
Critical Accounting Policies and Estimates
Our accounting policies are more fully described in Note 2 — Summary of Significant Accounting Policies, of the Notes to Consolidated Financial Statements. As disclosed in that note, the preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Future events cannot be predicted with certainty and, therefore, actual results could differ from those estimates. The following section describes our critical accounting policies.
Revenue Recognition:
Revenue is recognized when control of goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. Sales and other taxes we collect concurrent with revenue-producing activities are excluded from revenue.
We offer a variety of sales incentives to our customers primarily in the form of discounts, rebates, and slotting fees. Discounts are recognized in the Consolidated Financial Statements at the date of the related sale. Rebates are based on the revenue to date and the contractual rebate percentage to be paid. A portion of the cost of the rebate is allocated to each underlying sales transaction. Discounts, rebates, and slotting fees are included in the determination of net sales.
We also establish reserves for customer returns and allowances. The reserve is established based on historical rates of returns and allowances. The reserve is adjusted quarterly based on actual experience. Returns and allowances are included in the determination of net sales.
Our performance obligations under its arrangements with customers are providing products, in-store merchandising services, and access to key duplicating and engraving equipment. Generally, the price of the merchandising services and the access to the key duplicating and engraving equipment is included in the price of the related products. Control of products is transferred at the point in time when the customer accepts the goods, which occurs upon delivery of the products. Judgment is required in determining the time at which to recognize revenue for the in-store services and the access to key duplicating and engraving equipment. Revenue is recognized for in-store service and access to key duplicating and engraving equipment as the related products are delivered, which approximates a time-based recognition pattern. Therefore, the entire amount of consideration related to the sale of products, in-store merchandising services, and access to key duplicating and engraving equipment is recognized upon the delivery of the products.
The costs to obtain a contract are insignificant, and generally contract terms do not extend beyond one year. Therefore, these costs are expensed as incurred. Freight and shipping costs and the cost of our in-store merchandising services teams are recognized in selling, general, and administrative expense when control over products is transferred to the customer.
We used the practical expedient regarding the existence of a significant financing component as payments are due in less than one year after delivery of the products.

See Note 2 — Summary of Significant Accounting Policies of the Notes to Consolidated Financial Statements for information on disaggregated revenue by product category.
Inventory Realization:
Inventories consisting predominantly of finished goods are valued at the lower of cost or net realizable value, cost being determined principally on the standard cost method. The historical usage rate is the primary factor used in assessing the net realizable value of excess and obsolete inventory. A reduction in the carrying value of an inventory item from cost to net realizable value is recorded for inventory with excess on-hand quantities as determined based on historic and projected sales, product category, and stage in the product life cycle. We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate our excess and obsolete inventory reserve. However, if our estimates regarding excess and obsolete inventory are inaccurate, we may be exposed to losses or gains that could be material. A 5% difference in actual excess and obsolete inventory reserved for at December 26, 2020, would have affected net earnings by approximately $1.1 million in fiscal 2020.
Goodwill:
We have adopted ASU 2017-04, Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment which eliminates Step 2 from the goodwill impairment test and instead requires an entity to perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. If, after assessing the totality of events or circumstances, we determine that the fair value of a reporting unit is less than the carrying value, then we would recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value, not to exceed the total amount of goodwill allocated to the reporting unit. We have eight reporting units, no reporting units are aggregated for the purpose of testing goodwill for impairment.
Our annual impairment assessment is performed for the reporting units as of October 1. In 2020, 2019, and 2018, with the assistance of an independent third-party specialist, management assessed the value of our reporting units based on a discounted cash flow model and multiple of earnings. Assumptions critical to our fair value estimates under the discounted cash flow model include the discount rate and projected revenue growth. The results of the quantitative assessments in 2020, 2019, and 2018 indicated that the fair value of each reporting unit was in excess of its carrying value.
In our annual review of goodwill for impairment in the fourth quarter of 2020, the fair value of each reporting unit was substantially in excess of its carrying value, with the exception of our U.S. Fastening and Hardware reporting unit, which exceeded its carrying value by approximately 5%. Significant assumptions used in the determination of the estimated fair values of the U.S. Fastening and Hardware reporting unit are the net sales and earnings growth rates and the discount rate. The net sales and earnings growth rates are dependent on overall market growth rates, the competitive environment, inflation, relative currency exchange rates, and business activities that impact market share. As a result, the growth rate could be adversely impacted by a sustained deceleration in category growth, devaluation of the U.S. Dollar against other currencies or an increased competitive environment. The discount rate, which is consistent with a weighted average cost of capital that is likely to be expected by a market participant, is based upon industry required rates of return, including consideration of both debt and equity components of the capital structure. Our discount rate may be impacted by adverse changes in the macroeconomic environment and volatility in the equity and debt markets.
While management can and has implemented strategies to address these events, changes in operating plans or adverse changes in the future could reduce the underlying cash flows used to estimate fair values and could result in a decline in fair value that would trigger future impairment charges of the U.S. Fastening and Hardware reporting unit’s goodwill. As of December 26, 2020, the carrying value of the U.S. Fastening and Hardware reporting unit’s goodwill were $424.1 million.
Intangible Assets:
We evaluate our indefinite-lived intangible assets (primarily trademarks and trade names) for impairment annually or more frequently if events and circumstances indicate that it is more likely than not that the fair value of an indefinite-lived intangible asset is below its carrying amount. With the assistance of an independent third-party specialist, management assessed the fair value of our indefinite-lived intangible assets based on a relief from royalties, excess earnings, and lost profits discounted cash flow model. Assumptions critical to our fair value estimates under the discounted cash flow model include the discount rate, projected average revenue growth and projected long-term growth rates in the determination of terminal values. An impairment charge is recorded if the carrying amount of an indefinite-lived intangible asset exceeds the estimated fair value on the measurement date. No impairment charges related to indefinite-lived intangible assets were recorded in 2020, 2019, or 2018 as a result of the quantitative annual impairment test.
Income Taxes:
Deferred income taxes are computed using the asset and liability method. Under this method, deferred income taxes are recognized for temporary differences between the financial reporting basis and income tax basis of assets and liabilities, based on enacted tax laws and statutory tax rates applicable to the periods in which the temporary differences are expected to reverse. Valuation allowances are provided for tax benefits where it is more likely than not that certain tax benefits will not be realized. Adjustments to valuation allowances are recorded for changes in utilization of the tax related item. For additional information, see Note 6 — Income Taxes, of the Notes to Consolidated Financial Statements.
In accordance with guidance regarding the accounting for uncertainty in income taxes, we recognize a tax position if, based solely on its technical merits, it is more likely than not to be sustained upon examination by the relevant taxing authority.
If a tax position does not meet the more likely than not recognition threshold, we do not recognize the benefit of that position in our financial statements. A tax position that meets the more likely than not recognition threshold is measured to determine the amount of benefit to be recognized in the financial statements.
Business Combinations:
As we enter into business combinations, we perform acquisition accounting requirements including the following:
•
Identifying the acquirer

•
Determining the acquisition date

•
Recognizing and measuring the identifiable assets acquired and the liabilities assumed, and

•
Recognizing and measuring goodwill or a gain from a bargain purchase

We complete valuation procedures and record the resulting fair value of the acquired assets and assumed liabilities based upon the valuation of the business enterprise and the tangible and intangible assets acquired. Enterprise value allocation methodology requires management to make assumptions and apply judgment to estimate the fair value of assets acquired and liabilities assumed. If estimates or assumptions used to complete the enterprise valuation and estimates of the fair value of the acquired assets and assumed liabilities significantly differed from assumptions made, the resulting difference could materially affect the fair value of net assets.
The calculation of the fair value of the tangible assets, including property, plant and equipment, utilizes the cost approach, which computes the cost to replace the asset, less accrued depreciation resulting from physical deterioration, functional obsolescence and external obsolescence. The calculation of the fair value of the identified intangible assets are determined using cash flow models following the income approach or a discounted market-based methodology approach. Significant inputs include estimated revenue growth rates, gross margins, operating expenses, and estimated attrition, royalty and discount rates. Goodwill is recorded as the difference in the fair value of the acquired assets and assumed liabilities and the purchase price. Each period, we estimate the fair value of liabilities for contingent consideration by applying a Monte Carlo analysis examining the frequency and mean value of the resulting payments. The resulting value captures the risk associated with the form of the payout structure. The risk neutral method is applied, resulting in a value that captures the risk associated with the form of the payout structure and the projection risk. The assumptions utilized in the calculation based on financial performance milestones include projected revenue and/or EBITDA amounts, volatility and discount rates. For potential payments related to product development milestones, we estimated the fair value based on the probability of achievement of such milestones. Any changes in fair value are recorded as other income (expense) in the Consolidated Statement of Comprehensive Loss.
Recent Accounting Pronouncements:
Recently issued accounting standards are described in Note 3 — Recent Accounting Pronouncements of the Notes to Consolidated Financial Statements.

OWNERSHIP SUMMARY
The ownership summary of New Hillman common stock after the Business Combination, assuming none of our public shares are redeemed, has been determined based on the capitalization of each of Landcadia and Hillman Holdco as of January 24, 2021, assuming consummation of the Business Combination, which results in an assumed number of 91,304,425 shares of New Hillman common stock being issued pursuant to the Merger Agreement and an assumed aggregate number of 187,476,425 shares of New Hillman common stock issued and outstanding at the Closing.
The ownership summary of New Hillman common stock after the Business Combination, assuming that the maximum number of 14,200,000 public shares are redeemed (with the number of redemptions being determined by assuming that the redemption price is $10.00 per share and that the maximum number of redemptions which may occur is that number that still enables the conditions to closing under the Merger Agreement to be satisfied), has been determined based on the capitalization of each of Landcadia and Hillman Holdco as of January 24, 2021, assuming consummation of the Business Combination, which results in an assumed number of 91,304,425 shares of New Hillman common stock being issued pursuant to the Merger Agreement and an assumed aggregate number of 173,276,425 shares of New Hillman common stock issued and outstanding following the Closing.
Please refer to the historical financial statements of Landcadia and Hillman Holdco as well as the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”
Total Capitalization (in millions)
	Assuming
	Assuming No Redemptions(1)%		Maximum Redemptions(1)%
Hillman Holdco Stockholders	91.3	48.7%	91.3	52.7%
Landcadia Stockholders(2)	50.0	26.7%	35.8	20.7%
PIPE Investors(3)	35.0	18.7%	35.0	20.2%
SPAC Sponsors – JFG Sponsor(4)	7.2	3.8%	7.2	4.1%
SPAC Sponsors – TJF Sponsor	4.0	2.1%	4.0	2.3%
	187.5	100%	173.3	100%

(1)
Assumes that holders of 14,200,000 public shares exercise their redemption rights in connection with the Business Combination at a redemption price of $10.00 per share.

(2)
Includes 1,500,000 public shares held by Jefferies LLC, a subsidiary of JFG Sponsor.

(3)
Excludes 2,500,000 shares purchased by JFG Sponsor in the Private Placement.

(4)
Includes 2,500,000 shares purchased by JFG Sponsor in the Private Placement and excludes 1,500,000 public shares held by Jefferies LLC.

The share numbers and ownership percentages set forth above do not take into account (a) public warrants and private placement warrants that will remain outstanding immediately following the Business Combination and may be exercised thereafter (commencing the later of 30 days after the Closing of the Business Combination and 12 months from the closing of our initial public offering, which occurred on October 14, 2020), (b) the issuance of any shares underlying options or other equity awards of Hillman Holdco prior to the Business Combination or (c) the issuance of any shares underlying New Hillman options or other equity awards that will be held by equity holders of Hillman Holdco following completion of the Business Combination. If the actual facts are different than the assumptions set forth above, the share numbers and ownership percentages set forth above will be different.
In addition, there are currently outstanding an aggregate of 24,666,667 warrants to acquire shares of Landcadia Class A common stock, which comprise 8,000,000 private placement warrants held by our Sponsors and 16,666,667 public warrants. Each of our outstanding whole warrants is exercisable commencing the later of 30 days following the Closing and 12 months from the closing of our initial public offering, which occurred on October 14, 2020, for one share of Class A common stock and, following the consummation of the Business Combination, will entitle the holder thereof to purchase one share of New Hillman common stock in accordance with its terms. Therefore, as of the date of this proxy statement/prospectus, if we assume that each outstanding whole warrant is exercised and one share of New Hillman common stock is issued as a result of such exercise, with payment to New Hillman of the exercise price of $11.50 per whole warrant for one whole share, our fully-diluted share capital would increase by a total of 24,666,667 shares, with approximately $283,666,670.50 paid to exercise the warrants.

HILLMAN INDEBTEDNESS
Hillman has debt outstanding under Hillman Group’s existing senior secured credit facilities, Hillman Group’s 6.375% Senior Notes and The Hillman Companies, Inc.’s Junior Subordinated Debentures. In connection with the Business Combination, we expect to refinance all of our existing indebtedness under our existing term loan facilities and amend and restate the Existing ABL Facility, our 6.375% Senior Notes and our Junior Subordinated Debentures. In order to obtain a portion of the proceeds necessary for the refinancing and certain other transaction, Hillman Group plans to obtain new senior secured credit facilities.
Existing Senior Facilities
In May 2018, Hillman Group entered into a credit agreement with Barclays Bank PLC, as administrative agent, and the other lenders party thereto, which was most recently amended in December 2019 (the “Existing Term Facility”), and an asset-based revolving credit agreement with Barclays Bank PLC, as administrative agent, and the other lenders party thereto, which was most recently amended in December 2019 (the “Existing ABL Facility” and, together with the Existing Term Facility, the “Existing Senior Facilities”). The Existing Term Facility consists of a $1,060.0 million term loan facility, of which $530.0 million term loans were funded on the original closing date thereof, $165.0 million of delayed draw term loans were funded in August 2018 and $365.0 million of incremental term loans were funded in October 2018. The Existing ABL Facility initially consisted of a revolving credit facility of up to $150.0 million based on borrowing base availability, which was increased to up to $250.0 million in November 2019. The Existing ABL Facility has a maturity date of November 25, 2024 and the Existing Term Facility has a maturity date of May 31, 2025. We expect to refinance both of these senior secured credit facilities in connection with the Business Combination and to enter into a new ABL revolving credit facility (or amend and restate the Existing ABL Facility) and new senior secured term loan credit facilities.
Interest on the Existing ABL Facility is payable at the end of the applicable interest period in arrears, and principal amounts thereunder may be borrowed, repaid and reborrowed from time to time through maturity. The Existing Term Facility is payable in fixed installments of approximately $2.650 million per quarter, with a balloon payment scheduled on the loan’s maturity date. No amortization is required with respect to the Existing ABL Facility. The Existing Senior Facilities are subject to customary mandatory prepayment requirements in connection with certain asset dispositions, insurance and condemnation receipts, incurrence of indebtedness and excess cash flow.
Borrowings under the Existing ABL Facility bear interest on either (1) adjusted LIBOR plus a margin varying from 1.25% to 1.75% per annum or (2) an alternate base rate plus a margin varying from 0.25% to 0.75% per annum. Borrowings under the Existing Term Facility bear interest either (1) adjusted LIBOR plus a margin of 4.00% per annum or (2) an alternate base rate plus a margin of 3.00% per annum.
Borrowings under the Existing Senior Facilities are guaranteed by The Hillman Companies, Inc., a Delaware corporation and the direct parent of Hillman Group (“Hillman Companies”) and, subject to certain exceptions, the Hillman Companies’ wholly-owned domestic subsidiaries and are secured by substantially all of the Hillman Companies’ and guarantor’s assets, including intellectual property.
The Existing ABL Facility contains a financial covenant requiring Hillman Group to maintain a minimum fixed charge coverage ratio of 1.00:1.00, to be tested only if, on the last day of each fiscal quarter, revolving loans and/or swingline loans in excess of a specified percentage of the borrowing base on such date are outstanding under the Existing ABL Facility. The Existing Senior Facilities also contain customary affirmative and restrictive covenants, including limitations on incurrence of indebtedness other than certain permitted indebtedness, incurrence of liens, dividends and other distributions, asset dispositions and investments. Obligations under the Existing Senior Facilities are subject to acceleration upon the occurrence of specified events of default, including failure to comply with covenants.
Principal amounts under the Existing Term Facility totaled $1,037.0 million as of December 26, 2020. As of December 26, 2020, the Existing ABL Facility had an outstanding amount of $72.0 million and outstanding letters of credit of approximately $23.6 million. Hillman Group has approximately $154.4 million of available borrowings under the revolving credit facility as of December 26, 2020.

In connection with the Business Combination, we expect to refinance all obligations under the Existing Term Loan Facility and amend and restate the Existing ABL Facility.
6.375% Senior Notes
In June 2014, Hillman Group issued $330,000 aggregate principal amount of its senior notes due July 15, 2022 (the “6.375% Senior Notes”), which are guaranteed by the Hillman Companies. Hillman Group pays interest on the 6.375% Senior Notes semi-annually on January 15 and July 15 of each fiscal year. In connection with the Business Combination, we expect to redeem, satisfy and discharge all of the outstanding 6.375% Senior Notes.
Junior Subordinated Debentures
In September 1997, The Hillman Group Capital Trust (“Trust”), a Grantor trust, completed a $105,443 underwritten public offering of 4,217,724 trust preferred securities (the “Trust Preferred Securities”). The Trust invested the proceeds from the sale of the Trust Preferred Securities in an equal principal amount of 11.6% Junior Subordinated Debentures of The Hillman Companies, Inc. due September 30, 2027 (the “Debentures”).
The Hillman Companies, Inc. pays interest to the Trust on the Debentures underlying the Trust Preferred Securities at the rate of 11.6% per annum on their face amount of $105,443, or $12,231 per annum in the aggregate. The Trust distributes monthly cash payments it receives from The Hillman Companies, Inc. as interest on the debentures to Trust Preferred Securities holders at an annual rate of 11.6% on the liquidation amount of $25.00 per preferred security, subject to limited rights of deferral.
In connection with the Business Combination, Hillman Group and The Hillman Companies, Inc. expects to deliver notices of redemption for all of the Debentures and the Trust Preferred Securities, deposit proceeds with the Debenture trustee to satisfy the redemption price for the Debentures and the Trust Preferred Securities and satisfy and discharge the indenture governing the Debentures upon closing the Business Combination and thereafter effect such redemption as soon as practicable.
New Senior Secured Credit Facilities
In connection with the Business Combination, we expect to enter into a new senior secured credit facilities, which are expected to include a $250.0 million asset-based revolving credit facility by amending and restating the Existing ABL Facility, a $835.0 million term loan facility, which may be increased up to a maximum amount of $1,185.0 million based on the amount of cash redemptions by the public stockholders of their public shares, and a $200.0 million delayed draw term loan facility, which shall be reduced Dollar for Dollar by the amount of cash redemptions by the public stockholders of their public shares in excess of $150.0 million, subject to satisfaction or waiver of the conditions precedent to the Business Combination, to be used in connection with acquisitions and related transactions. Based on commitments received from Jefferies Finance and Barclays PLC as of the date of this proxy statement/prospectus for the new senior secured credit facilities, and subject to customary closing conditions, we expect the terms of the new senior secured credit facilities to include the following:
•
for the term loan facilities, a maturity date in 2028;

•
a maturity date for the asset-based revolving credit facility in 2026;

•
initial applicable margin percentages for the term loan facility of 2.75% per annum as of the closing date of the term loan facility for alternative base rate loans and 3.75% per annum as of the closing date of the term loan facility for LIBOR rate loans, in each case, subject to up to a step down of 0.25% per annum, upon achievement by the borrower and its restricted subsidiaries of a first lien net leverage ratio to be agreed); and

•
applicable margin percentages for the asset-based revolving credit facility varying from varying from 0.25% to 0.75% per annum for alternative base rate loans and varying from 1.25% to 1.75% per annum for LIBOR rate loans based on utilization of the asset-based revolving credit facility with the highest tier to be reduced to 0.50% and 1.50% per annum, respectively, upon achievement of a total net leverage ratio to be agreed.

We expect that the new senior secured credit facilities will contain a number of covenants customary for the applicable type of senior secured facilities that, among other things and subject to certain exceptions, may restrict the ability of Hillman Group, and its restricted subsidiaries to:
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incur certain liens;

•
make investments, loans, advances and acquisitions;

•
incur additional indebtedness and guarantees;

•
pay dividends on capital stock or redeem, repurchase or retire capital stock or subordinated indebtedness;

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engage in transactions with affiliates;

•
sell assets, including capital stock of our subsidiaries;

•
alter the business we conduct;

•
enter into agreements restricting our subsidiaries’ ability to pay dividends; and

•
consolidated or merge.

In addition, we expect that the credit agreements governing the new senior secured credit facilities will require the immediate parent of Hillman Group to be a passive holding company, subject to certain exceptions. We expect that the asset-based revolving credit facility revolving credit facility will require Hillman Group and its restricted subsidiaries to comply with a minimum fixed charge coverage ratio financial maintenance covenant, to be tested only if, on the last day of each fiscal quarter, utilization of the asset-based revolving credit facility is in excess of a specified percentage of the revolving commitments or availability on such date. The breach of this covenant is expected to be subject to customary equity cure rights. The new loan facilities will not include a financial maintenance covenant.
We expect that the credit agreements governing the new senior secured credit facilities will contain certain customary affirmative covenants and events of default.
Based on the foregoing estimated terms, and assuming that the maximum amount of $1.185 billion term loan facility (including the delayed draw term facility on a fully funded basis) and $250 million asset-based revolving credit facility were fully drawn, a 100 basis point change in our interest rate would result in a $14.35 million change in annual interest expense under the new senior secured credit facilities (subject to our base rate and LIBOR floors, as applicable).

DESCRIPTION OF NEW HILLMAN SECURITIES
As a result of the Business Combination, Hillman Holdco stockholders who receive shares of New Hillman common stock in the transactions will become New Hillman stockholders. Your rights as New Hillman stockholders will be governed by Delaware law and the Proposed Charter and bylaws. The following description of the material terms of New Hillman’s securities reflects the anticipated state of affairs upon completion of the Business Combination.
In connection with the reorganization as part of the Business Combination, Landcadia will amend and restate its charter and bylaws. The following summary of the material terms of New Hillman’s securities following the Business Combination is not intended to be a complete summary of the rights and preferences of such securities. The full text of the Proposed Charter and post-Business Combination bylaws are attached as Annex C and Annex D, respectively, to this proxy statement/prospectus. You are encouraged to read the applicable provisions of Delaware law, the Proposed Charter and the post-Business Combination bylaws in their entirety for a complete description of the rights and preferences of New Hillman securities following the Business Combination.
Authorized and Outstanding Capital Stock
The Proposed Charter authorizes the issuance of 501,000,000 shares, of which 500,000,000 shares will be shares of New Hillman common stock, par value $0.0001 per share and 1,000,000 shares will be shares of New Hillman preferred stock, par value $0.0001 per share.
As of [•], the record date, Landcadia had approximately [•] shares of Landcadia Class A common stock and 12,500,000 shares of Landcadia Class B common stock outstanding. Landcadia also has issued [•] warrants consisting of [•] public warrants and 8,000,000 private placement warrants and [•] units outstanding. After giving effect to the Business Combination, New Hillman will have 187,476,425 shares of common stock outstanding (assuming no redemptions) and 24,666,667 warrants outstanding.
New Hillman Common Stock
New Hillman Common Stock
Voting Rights
Holders of New Hillman common stock will be entitled to cast one vote per New Hillman common share. Generally, holders of all classes of New Hillman common stock vote together as a single class, and an action is approved by New Hillman stockholders if the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action, while directors are elected by a plurality of the votes cast. Holders of New Hillman common stock will not be entitled to cumulate their votes in the election of directors.
Dividend Rights
Holders of New Hillman common stock will share ratably (based on the number of shares of common stock held) if and when any dividend is declared by the New Hillman Board out of funds legally available therefor, subject to restrictions, whether statutory or contractual (including with respect to any outstanding indebtedness), on the declaration and payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock or any class or series of stock having a preference over, or the right to participate with, the New Hillman common stock with respect to the payment of dividends.
Liquidation, Dissolution and Winding Up
On the liquidation, dissolution, distribution of assets or winding up of New Hillman, each holder of New Hillman common stock will be entitled, pro rata on a per share basis, to all assets of New Hillman of whatever kind available for distribution to the holders of common stock, subject to the designations, preferences, limitations, restrictions and relative rights of any other class or series of preferred stock of New Hillman then outstanding.
Other Matters
Holders of shares of New Hillman common stock do not have subscription, redemption or conversion rights. Upon completion of the Business Combination, all the outstanding shares of New Hillman common stock will be validly issued, fully paid and non-assessable.
Preferred Stock
The Proposed Charter provides that the New Hillman Board has the authority, without action by the stockholders, to designate and issue shares of preferred stock in one or more classes or series, and the number of shares constituting any such class or series, and to fix the voting powers, designations, preferences, limitations, restrictions and relative rights of each class or series of preferred stock, including, without limitation, dividend rights, dividend rates, conversion rights, exchange rights, voting rights, rights and terms of redemption, dissolution preferences, and treatment in the case of a merger, business combination transaction, or sale of New Hillman’s assets, which rights may be greater than the rights of the holders of the common stock. There will be no shares of preferred stock outstanding immediately upon consummation of the Business Combination.
The purpose of authorizing the New Hillman Board to issue preferred stock and determine the rights and preferences of any classes or series of preferred stock is to eliminate delays associated with a stockholder vote on specific issuances. The simplified issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of New Hillman outstanding voting stock. Additionally, the issuance of preferred stock may adversely affect the holders of New Hillman common stock by restricting dividends on the Class A common stock, diluting the voting power of the common stock or subordinating the dividend or liquidation rights of the Class A common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of New Hillman common stock.
Unvested Stock Options
At the effective time, each outstanding Hillman Holdco Option, whether vested or unvested, will be assumed by New Hillman and will be converted into a New Hillman Option with substantially the same terms and conditions as applicable to the Hillman Holdco Option immediately prior to the effective time (including expiration date, vesting conditions and exercise provisions) except that (i) each such Hillman Holdco Option shall be exercisable for that number of shares of New Hillman common stock equal to the product (rounded down to the nearest whole number) of (A) the number of shares of Hillman Holdco common stock subject to such Hillman Holdco Assumed Option immediately prior the effective time multiplied by (B) the Closing Stock Per Option Amount, (ii) the per share exercise price for each share of New Hillman common stock issuable upon exercise of the New Hillman Option shall be equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (A) the exercise price per share of Hillman Holdco subject to such Hillman Holdco Assumed Option immediately prior to the effective time by (B) the Closing Stock Per Option Amount; (iii) the Hillman Holdco Board (or the compensation committee of the Hillman Holdco Board) may appropriately adjust the performance conditions applicable to certain of the New Hillman Options; and (iv) the Hillman Holdco Board (or the compensation committee of the Hillman Holdco Board) may make such other immaterial administrative or ministerial changes to the New Hillman Options as it may determine in good faith are appropriate to effectuate the administration of the New Hillman Options and to ensure consistency with the administrative and ministerial provisions of the New Hillman Incentive Equity Plan.
Unvested Restricted Stock
At the effective time, each share of unvested restricted Hillman Holdco common stock will be cancelled and converted into the right to receive a number of shares of New Hillman Restricted Stock equal to the Closing Stock Per Restricted Share Amount with substantially the same terms and conditions as were applicable to the related share of Hillman Holdco Restricted Stock immediately prior to the effective time (including with respect to vesting and termination-related provisions), except that (i) any per-share repurchase price of such New Hillman Restricted Stock shall be equal to the quotient obtained by dividing (A) the per-share repurchase price applicable to the Hillman Holdco Restricted Stock, by (B) the Closing Stock Restricted Share Amount, rounded up to the nearest cent and (ii) the Hillman Holdco Board (or the compensation committee of the Hillman Holdco Board) may make such other immaterial administrative or ministerial changes to the New Hillman Restricted Stock as it may determine in good faith are appropriate to effectuate the administration of the New Hillman Restricted Stock and to ensure consistency with the administrative and ministerial provisions of the New Hillman Incentive Equity Plan.
Unvested RSUs
At the effective time, each Hillman Holdco restricted stock unit will be assumed by New Hillman and converted into a New Hillman RSU with substantially the same terms and conditions as were applicable to such Hillman Holdco RSU immediately prior to the effective time (including with respect to vesting and termination-related provisions), except that (i) each New Hillman RSU shall represent the right to receive (subject to vesting) that number of shares of New Hillman common stock equal to the product (rounded up to the nearest whole number) of the number of shares of Hillman Holdco Common Stock underlying the Hillman Holdco RSU immediately prior to the effective time multiplied by the Hillman Holdco RSU Exchange Ratio; and (ii) the Hillman Holdco Board (or the compensation committee of the Hillman Holdco Board) may make such other immaterial administrative or ministerial changes to the New Hillman RSUs as it may determine in good faith are appropriate to effectuate the administration of the New Hillman RSUs and to ensure consistency with the administrative and ministerial provisions of the New Hillman Incentive Equity Plan.
Public Stockholders’ Warrants
There are currently outstanding an aggregate of 24,666,667 warrants, which, following the consummation of the Business Combination, will entitle the holder to acquire New Hillman common stock. Each whole warrant will entitle the registered holder to purchase one share of New Hillman common stock at an exercise price of $11.50 per share, subject to adjustment as discussed below, beginning the later of 30 days after the Closing and 12 months from the closing of our initial public offering, which occurred on October 14, 2020. A holder may exercise its warrants only for a whole number of shares of New Hillman common stock. This means that only a whole warrant may be exercised at a given time by a warrant holder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. Accordingly, unless a holder has at least three units, such holder will not be able to receive or trade a whole warrant. The warrants will expire five years after the completion of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.
New Hillman will not be obligated to deliver any shares of New Hillman common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of New Hillman common stock underlying the warrants is then effective and a current prospectus relating thereto is current, subject to New Hillman satisfying its obligations described below with respect to registration. No warrant will be exercisable and New Hillman will not be obligated to issue shares of New Hillman common stock upon exercise of a warrant unless the New Hillman common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will New Hillman be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant, if not cash settled, will have paid the full purchase price for the unit solely for the share of common stock underlying such unit.
Landcadia is not registering the shares of common stock issuable upon exercise of the warrants at this time. However, New Hillman has agreed that as soon as practicable, but in no event later than 15 business days after the Closing, it will use its best efforts to file with the SEC a registration statement registering the issuance of the shares of New Hillman common stock issuable upon exercise of the warrants, to cause such registration statement to become effective and to maintain a current prospectus relating to those shares of New Hillman common stock until the warrants expire or are redeemed, as specified in the warrant agreement. If a registration statement covering the shares of New Hillman common stock issuable upon exercise of the warrants is not effective by the 60th business day after the Closing, warrant holders may, until such time as there is an effective registration statement and during any period when New Hillman shall have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” pursuant to the exemption provided by Section 3(a)(9) of the Securities Act or another exemption.
Redemption of Warrants when the price per share of common stock equals or exceeds $18.00.
Once the warrants become exercisable, New Hillman may call the warrants for redemption for cash:
•
in whole and not in part;

•
at a price of $0.01 per warrant;

•
upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

•
if, and only if, the reported closing price of the common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before New Hillman sends the notice of redemption to the warrant holders.

If and when the warrants become redeemable by New Hillman, New Hillman may not exercise its redemption right if the issuance of shares of New Hillman common stock upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws or New Hillman is unable to effect such registration or qualification. New Hillman will use its best efforts to register or qualify such shares of New Hillman common stock under the blue sky laws of the state of residence in those states in which the warrants were initially offered.
New Hillman has established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and New Hillman issues a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the New Hillman common stock may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) as well as the $11.50 warrant exercise price after the redemption notice is issued.
If New Hillman calls the warrants for redemption as described above, New Hillman’s management will have the option to require any holder that wishes to exercise his, her or its warrant to do so on a “cashless basis.” The numbers in the table below represent the number of common stock that a warrant holder will receive upon such cashless exercise in connection with a redemption by us pursuant to this redemption feature, based on the “fair market value” of our shares of common stock on the corresponding redemption date (assuming holders elect to exercise their warrants and such warrants are not redeemed for $0.10 per warrant), determined for these purposes based on volume weighted average price of our common stock during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants, and the number of months that the corresponding redemption date precedes the expiration date of the warrants, each as set forth in the table below. We will provide our warrant holders with the final fair market value no later than one business day after the 10-trading-day period described above ends. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. We believe this feature is an attractive option to us if we do not need the cash from the exercise of the warrants after our initial business combination. If we call our warrants for redemption and our management does not take advantage of this option, our sponsors and their permitted transferees would still be entitled to exercise their private placement warrants for cash or on a cashless basis using the same numbers in the table below that other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis.

Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00
Once the warrants become exercisable, we may redeem the outstanding warrants:
•
in whole and not in part;

•
at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table set forth under “Description of Securities  —  Redeemable Warrants  —  Public Stockholders’ Warrants” based on the redemption date and the “fair market value” of our shares of common stock (as defined below) except as otherwise described under “Description of Securities  —  Redeemable Warrants  —  Public Stockholders’ Warrants;”

•
if, and only if, the closing price of our shares of common stock equals or exceeds $10.00 per public share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within the 30-trading-day period ending three trading days before we send the notice of redemption to the warrant holders; and

•
if the closing price of the shares of common stock for any 20 trading days within a 30-trading-day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders is less than $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like), the private placement warrants must also be concurrently called for redemption on the same terms as the outstanding public warrants, as described above.

Beginning on the date the notice of redemption is given until the warrants are redeemed or exercised, holders may elect to exercise their warrants on a cashless basis. The numbers in the table below represent the number of shares of common stock that a warrant holder will receive upon such cashless exercise in connection with a redemption by us pursuant to this redemption feature, based on the “fair market value” of our shares of common stock on the corresponding redemption date (assuming holders elect to exercise their warrants and such warrants are not redeemed for $0.10 per warrant), determined for these purposes based on volume weighted average price of our shares of common stock during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants, and the number of months that the corresponding redemption date precedes the expiration date of the warrants, each as set forth in the table below. We will provide our warrant holders with the final fair market value no later than one business day after the 10-trading-day period described above ends.
Pursuant to the warrant agreement, references above to shares of common stock shall include a security other than shares of common stock into which the shares of common stock have been converted or exchanged for in the event we are not the surviving company in our initial business combination. The numbers in the table below will not be adjusted when determining the number of shares of common stock to be issued upon exercise of the warrants if we are not the surviving entity following our initial business combination.
The share prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares issuable upon exercise of a warrant or the exercise price of a warrant is adjusted as set forth under the heading “— Anti-dilution Adjustments” below. If the number of shares issuable upon exercise of a warrant is adjusted, the adjusted share prices in the column headings will equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares deliverable upon exercise of a warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a warrant as so adjusted. The number of shares in the table below shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of a warrant. If the exercise price of a warrant is adjusted, (a) in the case of an adjustment pursuant to the fifth paragraph under the heading “— Anti-dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price multiplied by a fraction, the numerator of which is the higher of the Market Value and the Newly Issued Price as set forth under the heading “— Anti-dilution Adjustments” and the denominator of which is $10.00 and (b) in the case of an adjustment pursuant to the second paragraph under the heading “— Anti-dilution Adjustments”

below, the adjusted share prices in the column headings will equal the unadjusted share price less the decrease in the exercise price of a warrant pursuant to such exercise price adjustment.
	FAIR MARKET VALUE OF COMMON STOCK
REDEMPTION DATE (PERIOD TO EXPIRATION OF WARRANTS)	≤10.00	11.00	12.00	13.00	14.00	15.00	16.00	17.00	>/18.00
60 months	0.261	0.281	0.297	0.311	0.324	0.337	0.348	0.358	0.361
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361
The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of shares of Class A common stock to be issued for each warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365 or 366-day year, as applicable. For example, if the volume weighted average price of our shares of common stock during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the warrants is $11.00 per share, and at such time there are 57 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.277 shares of common stock for each whole warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the volume weighted average price of our shares of common stock during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the warrants is $13.50 per share, and at such time there are 38 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.298 shares of common stock for each whole warrant. In no event will the warrants be exercisable on a cashless basis in connection with this redemption feature for more than 0.361 shares of common stock per warrant (subject to adjustment). Finally, as reflected in the table above, if the warrants are out of the money and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by us pursuant to this redemption feature, since they will not be exercisable for any shares of common stock.
This redemption feature differs from the typical warrant redemption features used in many other blank check offerings, which typically only provide for a redemption of warrants for cash (other than the private placement warrants) when the trading price for the shares of common stock exceeds $18.00 per share for a specified period of time. This redemption feature is structured to allow for all of the outstanding warrants to be redeemed when the shares of common stock are trading at or above $10.00 per public share, which may be at a time when the trading price of our shares of common stock is below the exercise price of the warrants. We have established this redemption feature to provide us with the flexibility to redeem the warrants without the warrants having to reach the $18.00 per share threshold set forth above under “— Redemption of warrants when the price per share of common stock equals or exceeds $18.00.” Holders choosing to exercise their warrants in connection with a redemption pursuant to this feature will, in effect, receive a number of shares for their warrants based on an option pricing model with a fixed volatility input as of the of this prospectus. This redemption right provides us with an additional mechanism by which to redeem all of the outstanding warrants, and therefore have certainty as to our capital structure as the warrants would no longer be outstanding and would have been exercised or redeemed. We will be required to pay the applicable redemption price to warrant holders if we choose to exercise this redemption right and it will allow us to quickly proceed with a redemption of the warrants if we determine it is in our best interest to do so. As such, we would redeem the warrants in this manner when we believe it is in our best interest to update our capital structure to remove the warrants and pay the redemption price to the warrant holders.
As stated above, we can redeem the warrants when the shares of common stock are trading at a price starting at $10.00, which is below the exercise price of $11.50, because it will provide certainty with respect to our capital structure and cash position while providing warrant holders with the opportunity to exercise their warrants on a cashless basis for the applicable number of shares. If we choose to redeem the warrants when the shares of common stock are trading at a price below the exercise price of the warrants, this could result in the warrant holders receiving fewer shares of common stock than they would have received if they had chosen to wait to exercise their warrants for shares of common stock if and when such shares of common stock were trading at a price higher than the exercise price of $11.50.
No fractional shares of common stock will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of the number of shares of common stock to be issued to the holder. If, at the time of redemption, the warrants are exercisable for a security other than the shares of common stock pursuant to the warrant agreement (for instance, if we are not the surviving company in our initial business combination), the warrants may be exercised for such security. At such time as the warrants become exercisable for a security other than the shares of common stock, the Company (or surviving company) will use its commercially reasonable efforts to register under the Securities Act the security issuable upon the exercise of the warrants.
A holder of a warrant may notify New Hillman in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (as specified by the holder) of the New Hillman common stock outstanding immediately after giving effect to such exercise.
Anti-Dilution Adjustments
If the number of outstanding shares of New Hillman common stock is increased by a stock dividend payable in shares of New Hillman common stock, or by a split-up of common stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of New Hillman common stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of common stock. A rights offering to holders of common stock entitling holders to purchase New Hillman common stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of New Hillman common stock equal to the product of (i) the number of shares of New Hillman common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for New Hillman common stock) and (ii) the quotient of (x) the price per share of New Hillman common stock paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for shares of New Hillman common stock, in determining the price payable for New Hillman common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of shares of New Hillman common stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the New Hillman common stock trades on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.
In addition, if Landcadia (prior to the Closing) or New Hillman (from and following the Closing), at any time while the warrants are outstanding and unexpired, pays a dividend or makes a distribution in cash, securities or other assets to the holders of common stock on account of such shares of common stock (or other shares of capital stock into which the warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends, (c) to satisfy the redemption rights of the holders of common stock in connection with the Closing, (d) to satisfy the redemption rights of the holders of common stock in connection with a stockholder vote to amend the Current Charter to modify the substance or timing of the obligation to redeem 100% of Landcadia’s Class A common stock if it does not complete its initial business combination within 24 months from the closing of its IPO or to provide for redemption in connection with a business combination, or (e) in connection with the redemption of Landcadia’s public shares upon its failure to complete its initial business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of common stock in respect of such event.
If the number of outstanding shares of New Hillman common stock is decreased by a consolidation, combination, reverse stock split or reclassification of New Hillman common stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of New Hillman common stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding share of New Hillman common stock.
Whenever the number of shares of New Hillman common stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of New Hillman common stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of New Hillman common stock so purchasable immediately thereafter.
In addition, if (i) we issue additional shares of common stock or equity-linked securities for capital-raising purposes in connection with the closing of our initial business combination at a Newly Issued Price of less than $9.20 per ordinary share (with such issue price or effective issue price to be determined in good faith by our board of directors and, in the case of any such issuance to our sponsor or its affiliates, without taking into account any founder shares held by our sponsor or such affiliates, as applicable, prior to such issuance), (ii) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of our initial business combination on the date of the consummation of our initial business combination (net of redemptions), and (iii) the Market Value is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price described adjacent to “Redemption of warrants when the price per share of common stock equals or exceeds $18.00” and “Redemption of warrants when the price per share of common stock equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price described adjacent to the caption “Redemption of warrants when the price per share of common stock equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.
In case of any reclassification or reorganization of the outstanding New Hillman common stock (other than those described above or that solely affects the par value of such New Hillman common stock), or in the case of any merger or consolidation of New Hillman with or into another corporation (other than a consolidation or merger in which New Hillman is the continuing corporation and that does not result in any reclassification or reorganization of the outstanding New Hillman common stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of New Hillman as an entirety or substantially as an entirety in connection with which New Hillman is dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the New Hillman common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of New Hillman common stock in such a transaction is payable in the form of New Hillman common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes value (as defined in the warrant agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants. This formula is to compensate the warrant holder for the loss of the option value portion of the warrant due to the requirement that the warrant holder exercise the warrant within 30 days of the event. The Black-Scholes model is an accepted pricing model for estimating fair market value where no quoted market price for an instrument is available.
The warrants have been issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and New Hillman. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, and that all other modifications or amendments will require the vote or written consent of the holders of at least 50% of the then outstanding public warrants, and, solely with respect to any amendment to the terms of the private placement warrants, a majority of the then outstanding private placement warrants. You should review a copy of the warrant agreement, which is filed as an exhibit to the registration statement of which this proxy statement/prospectus is a part, for a complete description of the terms and conditions applicable to the warrants.
The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to New Hillman, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their warrants and receive New Hillman common stock. After the issuance of New Hillman common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.
No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, New Hillman will, upon exercise, round down to the nearest whole number the number of shares of New Hillman common stock to be issued to the warrant holder. As a result, warrant holders not purchasing an even number of warrants must sell any odd number of warrants in order to obtain full value from the fractional interests that will not be issued.
We have agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. See “Risk Factors  —  Our warrant agreement designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of our warrants, which could limit the ability of warrant holders to obtain a favorable judicial forum for disputes with Landcadia.” This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.
Private Placement Warrants
The private placement warrants (including the New Hillman common stock issuable upon exercise of the private placement warrants) will not be transferable, assignable or salable until 30 days after the Closing

(except in limited circumstances) and they will not be redeemable by New Hillman so long as they are held by the Sponsors or their permitted transferees. Except as described below, the private placement warrants have terms and provisions that are identical to those of the warrants sold as part of the units in the IPO, including as to exercise price, exercisability and exercise period. If the private placement warrants are held by holders other than the Sponsors or their permitted transferees, the private placement warrants will be redeemable by New Hillman and exercisable by the holders on the same basis as the warrants included in the units sold in the IPO.
If holders of the private placement warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering their warrants for that number of shares of New Hillman common stock equal to the quotient obtained by dividing (x) the product of the number of shares of New Hillman common stock underlying the warrants multiplied by the excess of the “fair market value” (defined below) over the exercise price of the warrants by (y) the fair market value. The “fair market value” means the average reported closing price of the New Hillman common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent.
In order to finance transaction costs in connection with Landcadia’s initial business combination, Landcadia’s Sponsors or an affiliate of one of Landcadia’s Sponsors or certain of Landcadia’s officers and directors may, but are not obligated to, loan Landcadia funds as may be required. Up to $1,500,000 of such loans may be convertible into warrants at a price of $1.50 per warrant at the option of the lender. Such warrants would be identical to the private placement warrants, including as to exercise price, exercisability and exercise period. The terms of such working capital loans by Landcadia’s Sponsors or their affiliates, or Landcadia’s officers and directors, if any, have not been determined and no written agreements exist with respect to such loans.
The Sponsors have agreed not to transfer, assign or sell any of the private placement warrants (including the New Hillman common stock issuable upon exercise of any of these warrants) until the date that is 30 days after the date of the Closing (except in limited circumstances). In addition, for so long as they are held by JFG Sponsor, the private placement warrants will not be exercisable more than five years from the effective date of the registration statement for Landcadia’s IPO in accordance with FINRA rules.
Exclusive Forum
The Proposed Charter provides that, to the fullest extent permitted by law, unless New Hillman otherwise consents in writing, the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, by the sole and exclusive forum for: (i) any derivative claim or proceeding brought on behalf of New Hillman, (ii) any claim of breach of a fiduciary duty owed by, or any other wrongdoing by, any director officer, employee, or stockholder of New Hillman, (iii) any claim against New Hillman arising pursuant to any provision of the DCGL, the Proposed Charter, or the New Hillman Bylaws, or (iv) any action asserting a claim governed by the internal affairs doctrine. In addition, notwithstanding anything to the contrary in the foregoing, the federal district courts of the United States are the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act. The exclusive forum provision does not apply to suits brought to enforce any liability or duty created by the Exchange Act.
Anti-Takeover Effects of Provisions of the Proposed Charter, the New Hillman Bylaws and Applicable Law
Certain provisions of the Proposed Charter, New Hillman Bylaws, and laws of the State of Delaware, where New Hillman is incorporated, may discourage or make more difficult a takeover attempt that a stockholder might consider in his or her best interest. These provisions may also adversely affect prevailing market prices for the New Hillman common stock. New Hillman believes that the benefits of increased protection give New Hillman the potential ability to negotiate with the proponent of an unsolicited proposal to acquire or restructure New Hillman and outweigh the disadvantage of discouraging those proposals because negotiation of the proposals could result in an improvement of their terms.

Authorized but Unissued Shares
Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of Nasdaq, which would apply if and so long as the New Hillman common stock remains listed on Nasdaq require stockholder approval of certain issuances equal to exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. Additional shares that may be used in the future may be issued for a variety of corporate purposes, including future public offerings, to raise additional capital, or to facilitate acquisitions. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of New Hillman by means of a proxy contest, tender offer, merger, or otherwise.
Number of Directors
The Proposed Charter and the New Hillman Bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors may be fixed from time to time pursuant to a resolution adopted by the New Hillman Board. The initial number of directors will be set at ten.
Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals
The New Hillman Bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors, other than nominations made by or at the direction of the New Hillman Board or a committee of the New Hillman Board. In order to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide New Hillman with certain information. Generally, to be timely, a stockholder’s notice must be received at New Hillman’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the immediately preceding annual meeting of stockholders. The New Hillman Bylaws also specify requirements as to the form and content of a stockholder’s notice. The New Hillman Bylaws allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay, or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of New Hillman.
Limitations on Stockholder Action by Written Consent
The Proposed Charter provides that, subject to the terms of any series of New Hillman Preferred Stock, any action required or permitted to be taken by the stockholders of New Hillman must be effected at an annual or special meeting of the stockholders and may not be effected by written consent in lieu of a meeting.
Business Combinations
Under Section 203 of the DGCL, a corporation will not be permitted to engage in a business combination with any interested stockholder for a period of three years following the time that such interested stockholder became an interested stockholder, unless:
(1) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
(2) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

(3) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2∕3% of the outstanding voting stock which is not owned by the interested stockholder.
Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of New Hillman’s outstanding voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.
The Proposed Charter would cause the combined company to not be governed by Section 203 of the DGCL and, instead, include a provision in the Proposed Charter that is substantially similar to Section 203 of the DGCL, but excludes from the definition of “interested stockholder” (A) the investment funds affiliated with CCMP Capital Advisors, LP and their respective successors, transferees and affiliates because such stockholders currently hold voting power of Hillman Holdco in excess of, and immediately following the Business Combination these parties will hold voting power of the combined company in excess of, the 15% threshold under Section 203, and (B) any person whose ownership of shares in excess of the 15% threshold is the result of any action taken solely by the combined company.
Cumulative Voting
Under Delaware law, the right to vote cumulatively does not exist unless the charter specifically authorizes cumulative voting. The Proposed Charter does not authorize cumulative voting.
Limitations on Liability and Indemnification of Officers and Directors
The DGCL authorizes corporations to limit or eliminate the personal liability of directors of corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. New Hillman’s Charter includes a provision that eliminates the personal liability of directors for damages for any breach of fiduciary duty as a director except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended.
The New Hillman Bylaws provide that New Hillman must indemnify and advance expenses to New Hillman’s directors and officers to the fullest extent authorized by the DGCL. New Hillman also is expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for New Hillman directors, officers, and certain employees for some liabilities. New Hillman believes that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.
The limitation of liability, advancement and indemnification provisions in the Proposed Charter and New Hillman Bylaws may discourage stockholders from bringing lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit New Hillman and its stockholders. In addition, your investment may be adversely affected to the extent New Hillman pays the costs of settlement and damage awards against directors and officer pursuant to these indemnification provisions.
There is currently no pending material litigation or proceeding involving any of New Hillman’s directors, officers, or employees for which indemnification is sought.
Corporate Opportunities
Under the Proposed Charter, New Hillman will renounce any interest or expectancy in, or in being offered an opportunity to participate in, any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, each of CCMP Capital Advisors, LP and the investment funds affiliated with CCMP Capital Advisors, LP and their respective successors, Transferees, and Affiliates (each as defined in the Proposed Charter) (other than New Hillman and its subsidiaries) and all of their respective partners, principals, directors, officers, members, managers, equity holders and/or employees, including any who serve as officers or directors of New Hillman.
Dissenters’ Rights of Appraisal and Payment
Under the DGCL, with certain exceptions, New Hillman’s stockholders will have appraisal rights in connection with a merger or consolidation of New Hillman. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.
Stockholders’ Derivative Actions
Under the DGCL, any of New Hillman’s stockholders may bring an action in New Hillman’s name to procure a judgment in New Hillman’s favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of New Hillman’s shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.
Transfer Agent, Warrant Agent and Registrar
The transfer agent for New Hillman capital stock will be Continental Stock Transfer & Trust Company. New Hillman will agree to indemnify Continental Stock Transfer & Trust Company in its roles as transfer agent and warrant agent, its agents and each of its stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity.
Listing of Common Stock
Application will be made for the shares of New Hillman common stock and public warrants to be approved for listing on Nasdaq under the symbols “HLMN” and “HLMNW,” respectively.

SECURITIES ACT RESTRICTIONS ON RESALE OF COMMON STOCK
Rule 144
Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted Class A common stock or warrants of New Hillman for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of New Hillman at the time of, or at any time during the three months preceding, a sale and (ii) New Hillman is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and has filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as it was required to file reports) preceding the sale.
Persons who have beneficially owned restricted Class A common stock or warrants of New Hillman for at least six months but who are affiliates of New Hillman at the time of, or at any time during the three months preceding, a sale would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:
•
1% of the total number of shares of New Hillman common stock then outstanding; or

•
the average weekly reported trading volume of New Hillman’s common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of New Hillman under Rule 144 are also limited by manner of sale provisions and notice requirements and by the availability of current public information about New Hillman.
Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies
Rule 144 is not available for the resale of securities initially issued by shell companies (other than business-combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:
•
the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•
the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•
the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials) other than Form 8-K reports; and

•
at least one year has elapsed from the time that the issuer filed current Form 10-type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, Landcadia’s Sponsors, officers, directors and other affiliates will be able to sell the New Hillman common stock they receive upon conversion of their founder shares and private placement warrants, as applicable, pursuant to Rule 144 without registration one year after Landcadia has completed its initial business combination.
Following the Closing, New Hillman will no longer be a shell company, and so, once the conditions listed above are satisfied, Rule 144 will become available for the resale of the above-noted restricted securities.

COMPARISON OF STOCKHOLDER RIGHTS
General
Landcadia is incorporated under the laws of the State of Delaware and the rights of Landcadia Stockholders are governed by the laws of the State of Delaware, including the DGCL, the Current Charter and Landcadia’s bylaws. As a result of the Business Combination, Landcadia Stockholders will become holders of New Hillman common stock. New Hillman is incorporated under the laws of the State of Delaware and the rights of New Hillman stockholders are governed by the laws of the State of Delaware, including the DGCL, the Proposed Charter and the New Hillman Bylaws. Thus, following the Business Combination, the rights of Landcadia Stockholders who become New Hillman stockholders in the Business Combination will continue to be governed by Delaware law but will no longer be governed by the Current Charter and Landcadia’s bylaws and instead will be governed by the Proposed Charter and the New Hillman Bylaws.
Comparison of Stockholders’ Rights
Set forth below is a summary comparison of material differences between the rights of Landcadia Stockholders under the Current Charter and Landcadia’s bylaws (left column), and the rights of New Hillman’s stockholders under the forms of the Proposed Charter and the New Hillman Bylaws (right column). The summary set forth below is not intended to be complete or to provide a comprehensive discussion of each company’s governing documents. This summary is qualified in its entirety by reference to the full text of Landcadia’s Charter and Landcadia’s bylaws, and the forms of the Proposed Charter and the New Hillman Bylaws, which are attached as Annex C and Annex D, respectively, as well as the relevant provisions of the DGCL.
Landcadia	New Hillman
Authorized Capital Stock
Under the Current Charter, Landcadia is currently authorized to issue 401,000,000 shares of capital stock, consisting of (a) 400,000,000 shares of common stock, including 380,000,000 shares of Class A common stock and 20,000,000 shares of Class B common stock, and (b) 1,000,000 shares of preferred stock.
Under the Proposed Charter, as part of the transactions contemplated by the Merger Agreement, all Class B common stock shall be automatically converted on a one-for-one basis into shares of Class A common stock, and all Class A common stock shall be renamed as “common stock” for all purposes under the Proposed Charter. New Hillman will be authorized to issue 501,000,000 shares of capital stock, consisting of (i) 500,000,000 shares of New Hillman common stock, par value $0.0001 per share, and (ii) 1,000,000 shares of preferred stock, par value $0.0001 per share.
Upon consummation of the Business Combination, we expect there will be 187,476,425 shares of New Hillman common stock (assuming no redemptions and no issuance of any shares underlying options or other equity awards of Hillman Holdco prior to the Business Combination) outstanding. Following consummation of the Business Combination, New Hillman is not expected to have any preferred stock outstanding.

Rights of Preferred Stock
Landcadia’s Board may fix for any series of preferred stock such voting powers, full or limited, or no voting powers, and such preferences,	The New Hillman Board may fix for any class or series of preferred stock such voting rights, if any, and such designations, powers preferences and

Landcadia	New Hillman
designations and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as may be stated in the resolutions of the Landcadia Board providing for the issuance of such series.	relative, participating, optional, special or other rights, if any, and such qualifications, limitations or restrictions thereof, as may be stated in the resolutions of the New Hillman Board providing for the issuance of such class or series and included in a certificate of designation filed pursuant to the DGCL.
Number and Qualification of Directors
Under the Current Charter, the number of directors of Landcadia, other than those who may be elected by the holders of one or more series of preferred stock voting separately by class or series, will be fixed from time to time exclusively by Landcadia’s Board of directors pursuant to a resolution adopted by a majority of Landcadia’s Board.	Under the Proposed Charter, the number of directors of New Hillman, other than those who may be elected by the holders of one or more series of preferred stock voting separately by class or series, will be fixed from time to time exclusively by New Hillman’s Board.
Classification of the Board of Directors
Under the Current Charter, subject to the rights of the holders of one or more series of preferred stock of Landcadia to elect one or more directors, the Landcadia Board is classified into three classes of directors with staggered terms of office.	Under the Proposed Charter, subject to the rights of the holders of one or more series of preferred stock of New Hillman to elect one or more directors, the New Hillman Board is classified into three classes of directors with staggered terms of office.
Election of Directors

The Current Charter provides that, at Landcadia’s annual meeting, stockholders elect directors to replace the class of directors whose term expires at that annual meeting, each of whom shall hold office for a term of three years or until his or her successor is duly elected and qualified, subject to such director’s earlier death, resignation or removal.
If the number of directors is changed, any increase or decrease is apportioned among the classes to maintain an equal number of directors in each class as nearly as possible, and any additional director of any class elected to fill a vacancy will hold office for the remaining term of that class, but in no case will a decrease in the number of directors remove or shorten the term of any incumbent director.
Subject to the rights of the holders of one or more series of preferred stock, the election of directors shall be determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

The Proposed Charter provides that, at each annual meeting of the stockholders of New Hillman following the effectiveness of the Proposed Charter, stockholders elect directors to replace the class of directors whose term expires at that annual meeting, each of whom shall hold office for a term of three years and until his or her successor shall be elected and qualified, or his or her death, resignation, retirement, disqualification or removal from office.
If the number of directors is changed, any increase or decrease shall be apportioned by the Board among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any such additional director of any class elected to fill a newly created directorship resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case will a decrease in the number of directors remove or shorten the term of any incumbent director.
Subject to the rights of the holders of one or more series of preferred stock to elect directors, directors shall be elected by a plurality of the votes cast at an annual meeting of stockholders by holders of the common stock.

Removal of Directors
The Current Charter provides that, subject to the	The Proposed Charter provides that, subject to the

Landcadia	New Hillman
rights of the holders of any series of preferred stock, any director or the entire Landcadia Board may be removed from office at any time, but only for cause and only by the affirmative vote of holders of at least a majority of the voting power of all then outstanding shares of capital stock of Landcadia entitled to vote generally in the election of directors, voting together as a single class.	rights of the holders of any series of preferred stock, any director or the entire board may be removed from office at any time, but only for cause and only by the affirmative vote of holders of at least 66% of the voting power of all the then outstanding shares of capital stock of New Hillman entitled to vote generally in the election of directors, voting together as a single class. At least forty-five (45) days prior to any annual or special meeting of stockholders at which it is proposed that any director be removed from office, written notice of such proposed removal and the alleged grounds thereof shall be sent to the director whose removal will be considered at the meeting.
Voting

The Current Charter provides that, except as otherwise required by law or the Current Charter, including the rights of the holders of any series of preferred stock, holders of the Landcadia Class A common stock and the Landcadia Class B common stock exclusively possess all voting power with respect to Landcadia. Except as otherwise required by law or the Current Charter, the holders of Landcadia Shares shall be entitled to one vote for each such share on each matter properly submitted to Landcadia Stockholders on which the holders of Landcadia Shares are entitled to vote.
Except as otherwise required by law or the Current Charter, including the rights of the holders of any series of preferred stock, for so long as any shares of Landcadia Class B common stock remain outstanding, Landcadia may not, without first obtaining the written consent of the holders of at least a majority of the then outstanding shares of Landcadia Class B common stock, voting separately as a single class, amend, alter or repeal any provision of the Current Charter, whether by merger, consolidation or otherwise, if such amendment, alteration or repeal would alter or change the powers, preferences or relative, participating, optional or other or special rights of the Landcadia Class B common stock.
The Proposed Charter provides that, except as otherwise required by law or the Proposed Charter, holders of New Hillman common stock shall exclusively possess all voting power with respect to New Hillman. The holders of shares of New Hillman’s common stock shall be entitled to one vote for each such share on each matter properly submitted to the stockholders on which the holders of the New Hillman common stock are entitled to vote. The holders of shares of New Hillman common stock shall at all times vote together as one class on all matters submitted to a vote of the stockholders of New Hillman.
Cumulative Voting
Delaware law allows for cumulative voting only if provided for in the Current Charter; however, the Current Charter does not authorize cumulative voting.	Delaware law allows for cumulative voting only if provided for in the Proposed Charter; however, the Proposed Charter does not authorize cumulative voting.
Vacancies on the Board of Directors
The Current Charter provides that, subject to the rights of the holders of any series of preferred stock, newly created directorships resulting from an	The Proposed Charter provides that, subject to the rights of the holders of any series of preferred stock, newly created directorships resulting from an

Landcadia	New Hillman

increase in the number of directors and any vacancies on the Landcadia Board resulting from death, resignation, retirement, disqualification, removal or other cause are filled exclusively by a majority vote of the remaining directors then in office, even if less than a quorum or by a sole remaining director (and not by stockholders).
Any director so chosen will hold office for the remainder of the full term of the class of directors to which the new directorship was added or in which the vacancy occurred and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.

increase in the number of directors and any vacancies on the Board resulting from death, resignation, retirement, disqualification, removal or other cause shall be filled solely by a majority vote of the remaining directors then in office, even if less than a quorum, or by a sole remaining director (and not by stockholders).
Any director so chosen shall hold office for the remainder of the full term of the class of directors to which the new directorship was added or in which the vacancy occurred and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.

Special Meeting of the Board of Directors
The Landcadia bylaws provide that special meetings of the Landcadia Board may be called by the Chairman of the Board or President and shall be called by the Chairman of the Board, President or Secretary on the written request of at least a majority of directors then in office or the sole director.	The New Hillman Bylaws provide that special meetings of the Board may be called at any time by the chairperson of the Board, the chief executive officer, the president, the secretary or a majority of the total number of directors constituting the Board.
Stockholder Action by Written Consent
Under the Current Charter, any action required or permitted to be taken by the stockholders of Landcadia must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders, except that holders of Class B common stock may take action by written consent in lieu of taking action at a meeting of the shareholders, and other than what may otherwise be provided for pursuant to the Current Charter relating to the rights of the holders of any outstanding series of preferred stock of Landcadia.	Under the Proposed Charter, subject to the rights of the holders of any series of preferred stock, any action required or permitted to be taken by the stockholders of New Hillman must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders.
Amendment to Certificate of Incorporation
Pursuant to Delaware law, the Current Charter requires the approval of the Landcadia Board and an affirmative vote of the holders of at least a majority of the combined voting power of the then outstanding shares of voting stock, voting together as a single class; except that Article IX of the Current Charter, relating to business combination requirements, may not be amended prior to the consummation of the initial business combination unless approved by the affirmative vote of the holders of at least 65% of all then outstanding Landcadia Shares.
Pursuant to Delaware law, the Proposed Charter requires the approval of the New Hillman Board and an affirmative vote of the holders of at least a majority of the combined voting power of the then outstanding shares of voting stock, voting together as a single class; except that the Proposed Charter will require approval by an affirmative vote of the holders of at least 66% in voting power of all the then outstanding shares of New Hillman entitled to vote generally in the election of directors, voting together as a single class, to amend, alter or repeal certain provisions of the Proposed Charter as follows:
Article FIFTH, which addresses amending or addressing the number, election, terms and removal

Landcadia	New Hillman
of the classified board structure and any directors thereof; Article SIXTH, which addresses requirements relating to the amendment of the New Hillman Bylaws; Article SEVENTH, Section 7.1, which addresses the requirement that special meetings be called only by the New Hillman Board; Article SEVENTH, Section 7.3, which addresses the requirement that stockholders take action at a meeting rather than by written consent; Article EIGHTH, which addresses the limitation on personal liability for a director’s breach of fiduciary duty and ability to indemnify, and advance expenses to, any person made or threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that the person is or was a director, officer, employee or agent of New Hillman or any predecessor of New Hillman or is or was serving at the request of New Hillman as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise; Article NINTH, which addresses the specification that certain transactions are not “corporate opportunities”; Article TENTH, which addresses the election not to be governed by DGCL Section 203 and inclusion of a provision substantially similar to DGCL 203; and Article ELEVENTH, which addresses requirements to amend, alter, change or repeal certain provisions of the Proposed Charter.
Amendment of the Bylaws
The Current Charter provides that the Landcadia Board is expressly authorized to adopt, alter, amend or repeal the bylaws. The bylaws may also be adopted, amended, altered or repealed by an affirmative vote of holders of at least a majority of the voting power of all of the then outstanding shares of capital stock of Landcadia entitled to vote generally in the election of directors, voting together as a single class.	The Proposed Charter provides that the New Hillman Board will be expressly authorized to adopt, alter, amend or repeal the New Hillman Bylaws. The New Hillman Bylaws may also be adopted, amended, altered or repealed by an affirmative vote of the holders of at least 66% of the voting power of all of the then outstanding shares of capital stock of New Hillman entitled to vote generally in the election of directors, voting together as a single class.
Quorum

Board of Directors.   The Landcadia bylaws provide that a majority of the Landcadia Board constitutes a quorum at any meeting of the Landcadia Board.
Stockholders.   The Landcadia bylaws provide that the presence, in person or by proxy, at a stockholders meeting of the holders of shares of outstanding capital stock representing a majority of the voting power of all outstanding shares of capital stock entitled to vote at such meeting constitutes a quorum; except that when specified business is to be

Board of Directors.   The New Hillman Bylaws provide that a majority of the New Hillman Board constitutes a quorum at any meeting of the New Hillman Board.
Stockholders.   The New Hillman Bylaws provide that the presence, in person or by proxy, at a stockholders meeting of the holders of shares of outstanding capital stock representing a majority of the voting power of all outstanding shares of capital stock entitled to vote at such meeting constitutes a

Landcadia	New Hillman
voted on by a class or series of stock voting as a class, the holders of shares representing a majority of the voting power of the outstanding shares of such class or series will constitute a quorum.	quorum; except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of shares representing a majority of the voting power of the outstanding shares of such class or series will constitute a quorum.
Corporate Opportunity
Under the Current Charter, to the extent permitted by law, Landcadia renounces any expectancy that any of the Landcadia directors or officers will offer any corporate opportunity in which he or she may become aware to Landcadia, except with respect to any of the directors or officers of Landcadia with respect to a corporate opportunity that was offered to such person solely in his or her capacity as a director or officer of Landcadia and (i) such opportunity is one that Landcadia is legally and contractually permitted to undertake and would otherwise be reasonable for Landcadia to pursue and (ii) the director or officer is permitted to refer that opportunity to Landcadia without violating any legal obligation.	Under the Proposed Charter, New Hillman will renounce any interest or expectancy in, or in being offered an opportunity to participate in, business opportunities that are from time to time available to CCMP Capital Advisors, LP, the investment funds affiliated with CCMP Capital Advisors, LP or their respective successors, Transferees, and Affiliates (each as defined in the Proposed Charter) (other than New Hillman and its subsidiaries) or any of their respective partners, principals, directors, officers, members, managers, equity holders and/or employees, including any who serve as officers or directors of New Hillman.
Special Stockholder Meetings
The Landcadia bylaws provide that, subject to the rights of the holders of any series of preferred stock, a special meeting of stockholders may be called by the Chairman of the Board, Chief Executive Officer of Landcadia, or the Landcadia Board pursuant to a resolution adopted by a majority of the Landcadia Board.	The New Hillman Bylaws provide that, subject to the rights of the holders of any series of preferred stock and the requirements of applicable law, a special meeting of the stockholders may be called only by the Board.
Notice of Stockholder Meetings

The Landcadia bylaws provide that notice of each Landcadia Stockholders meeting stating the place, if any, date and time of each meeting, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting) shall be delivered by Landcadia not less than ten (10) nor more than sixty (60) days before the date of the meeting, unless otherwise required by law.
Whenever notice is required to be given to any Landcadia Stockholder, such notice may be given (i) in writing and sent either by hand delivery, through the United States mail, or by a nationally recognized overnight delivery service for next day delivery, or (ii) by means of a form of electronic transmission consented to by the stockholder, to the extent permitted by, and subject to the conditions

The New Hillman Bylaws provide that notice of each stockholders meeting stating the place, if any, date, and time of the meeting, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting shall be delivered not less than ten (10) nor more than sixty (60) days before the date of the meeting.
Whenever notice is required to be given to any New Hillman stockholder, such notice may be given (i) in writing and sent either by hand delivery, through the United States mail, or by a nationally recognized delivery service for next day delivery; or (ii) by means of a form of electronic transmission consented to by the stockholder, to the extent permitted by, and subject to the conditions set forth in Section 232 of the DGCL .

Landcadia	New Hillman
set forth in Section 232 of the DGCL.
Stockholder Proposals (Other than Nomination of Persons for Election as Directors)

The Landcadia bylaws provide that no business may be transacted at an annual meeting of Landcadia Stockholders, other than business that is either (i) specified in Landcadia’s notice of meeting (or any supplement thereto) given by or at the direction of the Board of directors, (ii) otherwise properly brought before the annual meeting by or at the direction of the Landcadia Board or (iii) otherwise properly brought before the annual meeting by any Landcadia Stockholder (x) who is a stockholder of record entitled to vote at such annual meeting on the date of the giving of the required notice and on the record date for the determination of stockholders entitled to vote at such annual meeting; and (y) who complies with the notice procedures set forth in the Landcadia bylaws.
The Landcadia Stockholder must (i) give timely notice thereof in proper written form to the Secretary of Landcadia and (ii) the business must be a proper matter for stockholder action. To be timely, a Landcadia Stockholder’s notice must be received by the Secretary at the principal executive offices of Landcadia not later than the close of business on the 90th day nor earlier than the close of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice must be delivered not earlier than the close of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the the 10th day following the day on which public announcement of the date of the annual meeting is first made by Landcadia. The public announcement of an adjournment or postponement of an annual meeting shall not commence a new time period (or extend any time period) for the giving of a stockholder’s notice. Additionally, the stockholder must provide information pursuant to the advance notice provisions in the Landcadia bylaws.

The New Hillman Bylaws provide that no business may be transacted at an annual meeting of New Hillman stockholders, other than business that is either: (i) specified in New Hillman’s notice of meeting (or any supplement thereto) given by or at the direction of the Board; (ii) otherwise properly brought before the annual meeting by or at the direction of the Board; or (iii) otherwise properly brought before the annual meeting by any stockholder of New Hillman: (A) who is a stockholder of record on the date of the giving of the required notice and on the record date for the determination of stockholders entitled to vote at such annual meeting; and (B) who complies with the notice procedures set forth in the New Hillman Bylaws. For the avoidance of doubt, the foregoing clause (iii) shall be the exclusive means for a stockholder to bring business properly before an annual meeting of stockholders (other than matters properly brought under Rule 14a-8 under the Exchange Act).
The New Hillman stockholder must (i) give timely notice thereof in proper written form to the Secretary of New Hillman and (ii) the business must be a proper matter for stockholder action. To be timely, a New Hillman stockholder’s notice must be received by the Secretary at the principal executive offices of New Hillman not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day before the anniversary date of the immediately preceding annual meeting (which date shall, for purposes of New Hillman’s first annual meeting of stockholders after its shares of Common Stock (as defined in the Proposed Charter) are first publicly traded, be deemed to have occurred on a date to be fixed at the time the New Hillman bylaws are approved and adopted); provided, however, that if the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date, or if no annual meeting was held in the preceding year, notice by the stockholder to be timely must be so delivered, or mailed and received, not later than the ninetieth (90th) day prior to such annual meeting or, if later, the tenth (10th) day following the day on which public disclosure of the date of such annual meeting was first made. In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period for the giving of timely notice as

Landcadia	New Hillman
described above. Additionally, the stockholder must provide information pursuant to the advance notice provisions in the New Hillman Bylaws.
Stockholder Nominations of Persons for Election as Directors

The Landcadia bylaws provide that nominations of persons for election to the Landcadia Board at any annual meeting of stockholders, or at any special meeting of stockholders called for the purpose of electing directors as set forth in the New Hillman’s notice of such special meeting may be made: (i) by or at the direction of the Board of directors; or (ii) by any stockholder of Landcadia who is a stockholder of record entitled to vote in the election of directors on the date of the giving of the notice required (as described below) and on the record date for the determination of stockholders entitled to vote at such meeting and who complies with the notice procedures set forth in the Landcadia bylaws.
The Landcadia Stockholder must give timely notice in proper written form to the Secretary of Landcadia. To give timely notice, a stockholder’s notice must be received by the Secretary at the principal executive offices of Landcadia (i) in the case of an annual meeting, not later than the close of business on the 90th day nor earlier than the close of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so received not earlier than the close of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting was first made by the Corporation; and (ii) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the 10th day following the day on which public announcement of the date of the special meeting is first made.
Additionally, to be in proper form, the stockholder must provide information pursuant to the advance notice for nomination of directors provisions in the Landcadia bylaws.

The New Hillman Bylaws provide that nominations of persons for election to the New Hillman Board at any annual meeting of stockholders, or at any special meeting of stockholders called for the purpose of electing directors as set forth in the New Hillman’s notice of such special meeting, may be made: (i) by or at the direction of the New Hillman Board; or (ii) by any stockholder of New Hillman: (A) who is a stockholder of record on the date of the giving of the required notice (as described below) and on the record date for the determination of stockholders entitled to vote at such meeting; and (B) who complies with the notice procedures set forth in the New Hillman Bylaws.
The New Hillman stockholder must give timely notice in proper written form to the Secretary of New Hillman. To be timely, a stockholder’s notice to the Secretary must be received by the Secretary at the principal executive offices of New Hillman: (i) in the case of an annual meeting, not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders (which date shall, for purposes of New Hillman’s first annual meeting of stockholders after its shares of Common Stock (as defined in the Proposed Charter) are first publicly traded, be deemed to have occurred on a date to be fixed at the time the New Hillman bylaws are approved and adopted); provided, however, that if the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date, or if no annual meeting was held in the preceding year, notice by the stockholder to be timely must be so delivered, or mailed and received, not later than the ninetieth (90th) day prior to such annual meeting or, if later, the tenth (10th) day following the day on which public disclosure of the date of such annual meeting was first made.
Additionally, to be in proper form, the stockholder must provide information pursuant to the advance notice for nomination of directors provisions in the New Hillman Bylaws.

Limitation of Liability of Directors and Officers
The DGCL permits limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of	Consistent with the authority under Delaware law (as stated in the explanation regarding the Current Charter), the Proposed Charter provides that no

Landcadia	New Hillman
the duty of loyalty, intentional misconduct, unlawful repurchases or dividends, or improper personal benefit. The Current Charter provides that no director will be personally liable, except to the extent an exemption from liability or limitation is not permitted under the DGCL as the same exists or may hereafter be amended, unless a director violated his or her duty of loyalty to Landcadia or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived improper personal benefit from his or her actions as a director.	director will be personally liable except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended.
Indemnification of Directors, Officers

The DGCL generally permits a corporation to indemnify its directors and officers acting in good faith. Under the DGCL, the corporation through its stockholders, directors or independent legal counsel, will determine that the conduct of the person seeking indemnity conformed with the statutory provisions governing indemnity.
The Current Charter and the Landcadia bylaws provide that, to the fullest extent permitted by applicable law, Landcadia will indemnify, , each person who is or was made a party or is threatened to be made a party or is otherwise involved in any proceeding by reason of the fact that he or she is or was a director or officer of Landcadia or, while director or officer of Landcadia, is or was serving at Landcadia’s request as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity. Landcadia shall, to the fullest extent not prohibited by applicable law, pay the expenses (including attorneys’ fees) incurred.
The DGCL generally permits a corporation to indemnify its directors and officers acting in good faith. Under the DGCL, the corporation through its stockholders, directors or independent legal counsel, will determine that the conduct of the person seeking indemnity conformed with the statutory provisions governing indemnity. The Proposed Charter provides that, to the fullest extent permitted by applicable law, New Hillman shall indemnify and advance expenses to each director of New Hillman and may indemnify and advance expenses to any other person made or threatened to be made a party to a proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of New Hillman or any predecessor, or is or was serving at New Hillman’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.
Dividends
Unless further restricted in the certificate of incorporation, the DGCL permits a corporation to declare and pay dividends out of either (i) surplus, or (ii) if no surplus exists, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year (provided that the amount of capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). The DGCL defines surplus as the excess, at any time, of the net assets of a corporation over its stated capital. In addition, the DGCL provides that a corporation may redeem or repurchase its shares only when the capital of the corporation is not impaired and only if such redemption or repurchase	Unless further restricted in the certificate of incorporation, the DGCL permits a corporation to declare and pay dividends out of either (i) surplus, or (ii) if no surplus exists, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year (provided that the amount of capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). The DGCL defines surplus as the excess, at any time, of the net assets of a corporation over its stated capital. In addition, the DGCL provides that a corporation may redeem or repurchase its shares only when the capital of the corporation is not impaired and only if such redemption or repurchase

Landcadia	New Hillman

would not cause any impairment of the capital of a corporation.
The Current Charter provides that, subject to applicable law, the rights, if any, of outstanding shares of preferred stock and Article IX of the Current Charter, relating to business combination requirements, the holders of Landcadia Shares shall be entitled to receive dividends and other distributions (payable in cash, property, or capital stock of Landcadia) when, as, and if declared by the Board of directors from time to time out of any assets of Landcadia legally available for dividends, and shall be treated equally, identically, and ratably, on a per share basis, with respect to any dividends.

would not cause any impairment of the capital of a corporation.
The Proposed Charter provides that, subject to the rights, if any, of the holders of outstanding shares of preferred stock, the holders of shares of New Hillman common stock shall be entitled to receive dividends and other distributions (payable in cash, property, or capital stock of New Hillman) when, as, and if declared by the Board from time to time out of any assets or funds of New Hillman legally available for dividends, and shall be treated equally on a per share basis, with respect to any dividends.

Liquidation
The Current Charter provides that, subject to applicable law, the rights, if any, of the holders of outstanding shares of preferred stock, and Article IX of the Current Charter, relating to business combination requirements, following the payment or provision for payment of the debts and other liabilities of Landcadia in the event of an voluntary or involuntary liquidation, dissolution, or winding-up of Landcadia, the holders of Landcadia Shares shall be entitled to receive all the remaining assets of Landcadia available for distribution to its stockholders, ratably in proportion to the number of shares of Landcadia Shares held by them.	The Proposed Charter provides that, subject to the rights, if any, of the holders of outstanding shares of preferred stock, following the payment or provision for payment of the debts and other liabilities of New Hillman in the event of any voluntary or involuntary liquidation, dissolution, or winding up of New Hillman, the holders of New Hillman’s common stock shall be entitled to receive all the remaining assets of New Hillman available for distribution to its stockholders, ratably in proportion to the number of shares of New Hillman’s common stock held by them.
Anti-Takeover Provisions and Other Stockholder Protections
The anti-takeover provisions and other stockholder protections in the Current Charter include a staggered board, a prohibition on stockholder action by written consent (subject to exceptions, described above under “Stockholder Action by Written Consent”) and blank check preferred stock. In addition, under the Current Charter, Landcadia is subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” (i.e., a stockholder owning 15% or more of Landcadia voting stock) for three years following the time that the “interested stockholder” becomes such, subject to certain exceptions.	The anti-takeover provisions and other stockholder protections in the Proposed Charter include the staggered Board, a prohibition on stockholder action by written consent, and blank check preferred stock. The Proposed Charter would cause New Hillman to not be governed by Section 203 of the DGCL and, instead, include a provision in the Proposed Charter that is substantially similar to Section 203 of the DGCL, but excludes from the definition of “interested stockholder” (A) the investment funds affiliated with CCMP Capital Advisors, LP and their respective successors, transferees and affiliates (the “Sponsor Holders”) because such stockholders currently hold voting power of Hillman Holdco in excess of, and immediately following the Business Combination these parties will hold voting power of the combined company in excess of, the 15% threshold under Section 203 of the DGCL, and (B) any person whose ownership of shares in excess of the 15% threshold is the result of any action taken solely by New Hillman.

Landcadia	New Hillman
Preemptive Rights
There are no preemptive rights relating to the Landcadia Shares.	There are no preemptive rights relating to the shares of New Hillman common stock.
Fiduciary Duties of Directors

Under Delaware law, the standards of conduct for directors have developed through Delaware court case law. Generally, directors must exercise a duty of care and duty of loyalty and good faith to the company and its stockholders. Members of the board of directors or any committee designated by the board of directors are similarly entitled to rely in good faith upon the records of the corporation and upon such information, opinions, reports and statements presented to the corporation by corporate officers, employees, committees of the board of directors or other persons as to matters such member reasonably believes are within such other person’s professional or expert competence, provided that such other person has been selected with reasonable care by or on behalf of the corporation. Such appropriate reliance on records and other information protects directors from liability related to decisions made based on such records and other information.
The Landcadia bylaws provide that the Landcadia Board may exercise all such powers of Landcadia and do all such lawful acts and things as are not by statute or by the Current Charter or by Landcadia’s bylaws required to be exercised or done solely by stockholders.

Under Delaware law, the standards of conduct for directors have developed through Delaware court case law. Generally, directors must exercise a duty of care and duty of loyalty and good faith to the company and its stockholders. Members of the board of directors or any committee designated by the board of directors are similarly entitled to rely in good faith upon the records of the corporation and upon such information, opinions, reports and statements presented to the corporation by corporate officers, employees, committees of the board of directors or other persons as to matters such member reasonably believes are within such other person’s professional or expert competence, provided that such other person has been selected with reasonable care by or on behalf of the corporation. Such appropriate reliance on records and other information protects directors from liability related to decisions made based on such records and other information.
The New Hillman Board may exercise all such powers of New Hillman and do all such lawful acts and things as are not by statute or the Proposed Charter or the New Hillman Bylaws required to be exercised or done by the stockholders. The New Hillman Bylaws permit New Hillman’s books and records to be kept within or outside Delaware.

Inspection of Books and Records

Under the DGCL, any stockholder or beneficial owner has the right, upon written demand under oath stating the proper purpose thereof, either in person or by attorney or other agent, to inspect and make copies and extracts from the corporation’s stock ledger, list of stockholders and its other books and records for a proper purpose during the usual hours for business.
The Landcadia bylaws permit Landcadia’s books and records to be kept within or outside Delaware, and at such places as the Landcadia Board may designate from time to time.

Under the DGCL, any stockholder or beneficial owner has the right, upon written demand under oath stating the proper purpose thereof, either in person or by attorney or other agent, to inspect and make copies and extracts from the corporation’s stock ledger, list of stockholders and its other books and records for a proper purpose during the usual hours for business.
The New Hillman Bylaws permit New Hillman’s books and records to be kept within or outside Delaware, and at such places as the New Hillman Board may designate from time to time.

Choice of Forum
The Current Charter provides that, subject to limited exceptions, the Court of Chancery of the State of Delaware and federal court within the State of Delaware as the sole and exclusive forums for any: (i) derivative action or proceeding brought on	The Proposed Charter provides that, subject to limited exceptions, the Court of Chancery of the State of Delaware shall be the sole and exclusive forums for any: (i) derivative claim or proceeding brought on behalf of New Hillman; (ii) any claim of

Landcadia	New Hillman
behalf of Landcadia; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of Landcadia to Landcadia or Landcadia Stockholders; (iii) any action asserting a claim against Landcadia, its directors, officers, or employees arising pursuant to any provision of the DGCL, the Current Charter or Landcadia’s bylaws, or (iv) other action asserting a claim against Landcadia, its directors, officers, or employees governed by the internal affairs doctrine, and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to (i) the personal jurisdiction of the state and federal courts within Delaware and (ii) service of process on such stockholder’s counsel.	breach of a fiduciary duty owed by any director, officer, or other employee of New Hillman to New Hillman or New Hillman’s stockholders; (iii) any claim against New Hillman, its directors, officers or employees arising pursuant to any provision of the DCGL, the Proposed Charter or the New Hillman Bylaws; or (iv) any other claim against New Hillman, its directors, officers or employees governed by the internal affairs doctrine and, if brought outside of Delaware in the name of any stockholder, the stockholder bringing the suit will be deemed to have consented to (i) the personal jurisdiction of the state and federal courts within Delaware and (ii) service of process on such stockholder’s counsel. In addition, notwithstanding anything to the contrary in the foregoing, the Proposed Charter also provides that the federal district courts of the United States are the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act. The exclusive forum provisions do not apply to suits brought to enforce any liability or duty created by the Exchange Act.
Transfer of Stock

The Landcadia bylaws provide that Landcadia Stockholders may transfer Landcadia Shares, and Landcadia shall register the requested transfer, if a certificate representing Landcadia Shares is presented to Landcadia with an endorsement requesting the registration of transfer of such shares, certified or uncertified, according to the method specified in the Landcadia bylaws. Whenever any transfer of Landcadia Shares has been made for collateral security and not absolutely, Landcadia shall record such fact in the entry of transfer if, when the certificate is presented (or if uncertified, when instructions for registration) to Landcadia, both the transferor and transferee request Landcadia to do so.
Under the Landcadia bylaws, Landcadia has the right to restrict the transfer or registration of transfer of Landcadia Shares if permitted by the DGCL and noted conspicuously on the certificate representing such Landcadia Shares, but any such restriction is ineffective against a person without actual knowledge of such restriction, except in certain circumstances.
The New Hillman Bylaws provide that the transfer of shares of New Hillman’s common stock shall be made only upon the transfer books of New Hillman, which will be kept at New Hillman’s office within or without the State of Delaware, or by transfer agents who are designated to transfer shares of New Hillman stock.

BENEFICIAL OWNERSHIP OF SECURITIES
The following table sets forth information known to Landcadia regarding the beneficial ownership of Landcadia common stock before the Business Combination and, immediately following consummation of the Business Combination, ownership of shares of New Hillman common stock assuming that no public shares are redeemed, and alternatively that the maximum number of our public shares are redeemed, by:
•
each person known by us to be or expected to be, the beneficial owner of more than 5% of our outstanding common stock;

•
each of our executive officers and directors;

•
each person who will become an executive officer or director of New Hillman; and

•
all our executive officers and directors as a group before the Business Combination and all executive officers and directors of New Hillman following the Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.
The beneficial ownership of Landcadia common stock pre-Business Combination is based on 62,500,000 shares of Landcadia common stock (including 50,000,000 public shares and 12,500,000 founder shares) issued and outstanding as of January 24, 2021.
The expected beneficial ownership of New Hillman common stock after the Business Combination, assuming none of our public shares are redeemed, has been determined based on the following: (i) none of our stockholders exercise their redemption rights to receive cash from the trust account in exchange for their shares of Landcadia Class A common stock and we have not issued any additional shares of our Class A common stock; (ii) the Sponsors forfeit an aggregate of 3,828,000 founder shares, (iii) 37,500,000 shares of Landcadia Class A common stock are issued to the PIPE Investors in connection with the Private Placement, (iv) 91,304,425 shares of New Hillman common stock have been issued pursuant to the Merger Agreement, (v) no warrants have been exercised by any warrantholder, and (vi) there will be an aggregate of 187,476,425 shares of New Hillman common stock (including shares issued upon conversion of the founder shares) issued and outstanding at the Closing.
The expected beneficial ownership of New Hillman common stock after the Business Combination, assuming that the maximum number of public shares are redeemed has been determined based on the following: (i) holders of 14,200,000 public shares have exercised their redemption rights to receive cash from the trust account in exchange for their shares of Landcadia Class A common stock and we have not issued any additional shares of our Class A common stock; (ii) the Sponsors forfeit an aggregate of 3,828,000 founder shares, (iii) 37,500,000 shares of Landcadia Class A common stock are issued to the PIPE Investors in connection with the Private Placement, (iv) 91,304,425 shares of New Hillman common stock have been issued pursuant to the Merger Agreement, (v) no warrants have been exercised by any warrantholder, and (vi) there will be an aggregate of 173,276,425 shares of New Hillman common stock (including shares issued upon conversion of the founder shares) issued and outstanding at the Closing.

	Before the Business Combination		After the Business Combination
			Assuming No Redemption		Assuming Maximum Redemption
Name and Address of Beneficial Owner(1)	Number of shares of Landcadia common stock	%	Number of shares of New Hillman Common Stock	%	Number of shares of New Hillman Common Stock	%
Directors and Executive Officers of Landcadia
Tilman J. Fertitta(2)	6,462,500	10.3	4,000,425	2.1	4,000,425	2.3
Richard Handler	—	—	—	—	—	—
Richard H. Liem	—	—	—	—	—	—
Steven L. Scheinthal	—	—	—	—	—	—
Nicholas Daraviras	—	—	—	—	—	—
Scott Kelly	—	—	—	—	—	—
Dona Cornell	—	—	—	—	—	—
All Directors and Executive Officers of Landcadia as a Group (7 Individuals)	6,462,500	10.3	4,000,425	2.1	4,000,425	2.3
Holders of more than 5% of Landcadia’s outstanding shares of common stock prior to the Business Combination
TJF, LLC(2)	6,462,500	10.3	4,000,425	2.1	4,000,425	2.3
Jefferies Financial Group Inc.(3)	7,537,500	12.1	8,671,576	4.6	8,671,576	5.0
BlueCrest Capital Management Limited(4)	3,500,000	5.6	3,500,000	1.9	3,500,000	2.0
Directors and Executive Officers of New Hillman After Consummation of the Business Combination(5)
Doug Cahill(6)	—	—	1,460,830	*	1,460,830	*
Joseph Schafenberger	—	—	—	—	—	—
Richard Zannino	—	—	—	—	—	—
Dan O’Leary	—	—	—	—	—	—
John Swygert	—	—	—	—	—	—
Aaron Jagdfeld(7)	—	—	214,126	*	214,126	*
David Owens(8)	—	—	24,707	*	24,707	*
Philip Woodlief(9)	—	—	49,413	*	49,413	*
Diana Dowling	—	—	—	—	—	—
Robert Kraft(10)	—	—	319,130	*	319,130	*
John Michael Adinolfi(11)	—	—	225,903	*	225,903	*
Jarrod Streng(12)	—	—	35,001	*	35,001	*
Scott Ride(13)	—	—	199,302	*	199,302	*
George Murphy(14)	—	—	35,001	*	35,001	*
Randy Fagundo(15)	—	—	43,237	*	43,237	*
Gary Seeds(16)	—	—	453,064	*	453,064	*	*
Kim Corbitt(17)	—	—	135,888	*	135,888	*
Steve Brunker(18)	—	—	16,471	*	16,471	*
All Directors and Executive Officers of New Hillman as a Group (18 Individuals)
	—	—	3,212,073	1.7	3,212,073	1.8
Holders of more than 5% of New Hillman’s outstanding shares of common stock After Consummation of the Business Combination
CCMP Capital Investors III, L.P. and related investment funds(19)	—	—	71,903,438	38.4	71,903,438	41.5
Oak Hill Capital Partners and related investment funds(20)	—	—	15,153,551	8.1	15,153,551	8.8

*
Denotes less than 1%

(1)
Unless otherwise noted, the business address of each of these stockholders is c/o Landcadia Holdings III, Inc., 1510 West Loop South, Houston, Texas 77027.

(2)
TJF, LLC is the record holder of the shares reported herein. Pre-Business Combination amounts consist entirely of founder shares, which will automatically convert into shares of New Hillman common stock in connection with the Closing. Post-Business Combination amounts exclude 2,462,075 founder shares which TJF Sponsor will forfeit in connection with the Closing. Pre-Business Combination and Post-Business Combination amounts exclude 4,000,000 shares underlying private placement warrants that will not become exercisable within 60 days of the date hereof. Tilman J. Fertitta owns and controls TJF, LLC and has voting and dispositive control over the shares held by TJF, LLC.

(3)
Jefferies Financial Group Inc. is the record holder of the shares reported herein. Pre-Business Combination amounts consist of (i) 1,500,000 shares of Landcadia Class A common stock underlying the units purchased by Jefferies LLC in the open market and (ii) 6,037,500 founder shares, which will automatically convert into shares of New Hillman common stock in connection with the Closing. Post-Business Combination amounts include 2,500,000 shares that Jefferies Financial Group Inc. has committed to purchase in the Private Placement, but exclude 1,365,924 founder shares which Jefferies Financial Group Inc. will forfeit in connection with the Closing. Pre-Business Combination and Post-Business Combination amounts exclude 500,000 public warrants underlying the units held by Jefferies LLC and 4,000,000 shares underlying private placement warrants held by Jefferies Financial Group Inc. that will not become exercisable within 60 days of the date hereof. Jefferies LLC is a wholly owned indirect subsidiary of Jefferies Financial Group Inc., which is a widely-held public company. The principal business address of Jefferies Financial Group Inc. is 520 Madison Avenue, New York, New York 10022.

(4)
According to a Schedule 13G filed on October 16, 2020, BlueCrest Capital Management Limited (“BlueCrest”) and Michael Platt hold the interests shown. BlueCrest serves as investment manager to Millais Limited, a Cayman Islands exempted company, and Michael Platt serves as principal director and control person of BlueCrest. BlueCrest and Mr. Platt share the power to vote or direct the vote and share the power to dispose or direct the disposition relating to the securities. The address of each of BlueCrest and Mr. Platt is Ground Floor, Harbour Reach, La Rue de Carteret, St Helier, Jersey, Channel Islands, JE2 4HR.

(5)
Unless otherwise noted, the business address of each of these stockholders is 10590 Hamilton Avenue, Cincinnati, Ohio 45231.

(6)
Includes 1,372,591 shares that may be acquired upon the exercise of outstanding options.

(7)
Includes 49,413 shares that may be acquired upon the exercise of outstanding options.

(8)
Includes 24,707 shares that may be acquired upon the exercise of outstanding options.

(9)
Includes 49,413 shares that may be acquired upon the exercise of outstanding options.

(10)
Includes 236,774 shares that may be acquired upon the exercise of outstanding options.

(11)
Includes 49,413 shares that may be acquired upon the exercise of outstanding options.

(12)
Includes 35,001 shares that may be acquired upon the exercise of outstanding options.

(13)
Includes 199,302 shares that may be acquired upon the exercise of outstanding options.

(14)
Includes 35,001 shares that may be acquired upon the exercise of outstanding options.

(15)
Includes 43,237 shares that may be acquired upon the exercise of outstanding options.

(16)
Includes 217,525 shares that may be acquired upon the exercise of outstanding options.

(17)
Includes 135,888 shares that may be acquired upon the exercise of outstanding options.

(18)
Includes 16,471 shares that may be acquired upon the exercise of outstanding options.

(19)
Includes 52,077,359 shares held by CCMP Capital Investors III, L.P. (“CCMP III”), 3,124,230 shares held by CCMP Capital Investors (Employee) III, L.P. (“CCMP III Employee”) and 16,701,849 shares held by CCMP Co-Invest III A, L.P. (“CCMP Co-Invest”, and collectively with CCMP III and

CCMP III Employee, the “CCMP Investors”). The general partner of each of CCMP III and CCMP III Employee is CCMP Capital Associates III, L.P. (“CCMP Capital Associates”). The general partner of CCMP Co-Invest is CCMP Co-Invest III A GP, LLC (“CCMP Co-Invest GP”). The general partner of CCMP Capital Associates is CCMP Capital Associates III GP, LLC (“CCMP Capital Associates GP”). CCMP Capital Associates GP is wholly owned by CCMP Capital, LP. CCMP Capital, LP, is also the sole member of CCMP Co-Invest GP. The general partner of CCMP Capital, LP is CCMP Capital GP, LLC (“CCMP Capital GP”). CCMP Capital GP ultimately exercises voting and investment power over the shares held by the CCMP Investors. As a result, CCMP Capital GP may be deemed to share beneficial ownership with respect to the shares held by the CCMP Investors. The investment committee of CCMP Capital GP includes Messrs. Scharfenberger and Zannino, each of whom serves as a director of the Company. Each of the CCMP entities has an address of c/o CCMP Capital Advisors, LP, 277 Park Avenue, New York, New York 10172.
(20)
Oak Hill Capital Partners (“Oak Hill”) represents an aggregation of 14,283,315 shares held by Oak Hill Capital Partners III, L.P., 469,097 shares held by Oak Hill Capital Management Partners III, L.P. and 401,139 shares held by OHCP III HC RO, L.P (collectively, the “Oak Hill Investors”). The general partner of each of the Oak Hill Investors is OHCP GenPar III, L.P. (“Oak Hill GP”). The general partner of Oak Hill GP is OHCP MGP Partners III, L.P. (“Oak Hill Capital GP”). The general partner of Oak Hill Capital GP is OHCP MGP III, Ltd. (“Oak Hill Capital UGP”). The three managing partners of Oak Hill, Tyler Wolfram, Brian Cherry and Steven Puccinelli, serve as the directors of Oak Hill Capital UGP and may be deemed to exercise voting and investment control over the shares held by the Oak Hill Investors. The address of Oak Hill is 65 East 55th Street, 32nd Floor, New York, New York 10022.

NEW HILLMAN MANAGEMENT AFTER THE BUSINESS COMBINATION
Board of Directors and Management
The following is a list of the persons who are anticipated to be New Hillman’s directors and executive officers following the Business Combination and their ages and anticipated positions following the Business Combination.
Name	Age	Position
Doug Cahill	61	Chairman of the Board, President and Chief Executive Officer
Joseph Scharfenberger	49	Director
Richard Zannino	62	Director
Dan O’Leary	65	Director
John Swygert	51	Director
Aaron Jagdfeld	49	Director
David Owens	58	Director
Philip Woodlief	67	Director
Diana Dowling	55	Director
Teresa Gendron	51	Director
Robert O. Kraft	49	Chief Financial Officer and Treasurer
Jon Michael Adinolfi	44	Divisional President, Hillman US
Scott C. Ride	50	President, Hillman Canada
Randall Fagundo	61	Divisional President, Robotics and Digital Solutions
Jarrod Streng	41	Divisional President, Protective Solutions and Corporate
Gary L. Seeds	62	Executive Vice President, Sales and Field Service
George Murphy	56	Executive Vice President, Sales
Kimberly F. Corbitt	38	Chief Human Resources Officer
Steven A. Brunker	60	Chief Information Officer
Executive Directors
Douglas Cahill will serve as Chief Executive Officer and Chairman of our board of directors. Mr. Cahill joined Hillman on July 25, 2019 as Executive Chairman, Senior Executive Officer and is Chief Executive Officer of Hillman. Prior to joining Hillman, Mr. Cahill was a Managing Director of CCMP from July 2014 to July 2019 and was a member of CCMP’s Investment Committee and previously was an Executive Adviser of CCMP from March 2013. Mr. Cahill served as President and Chief Executive Officer of Oreck, the manufacturer of upright vacuums and cleaning products, from May 2010 until December 2012. Prior to joining Oreck, Mr. Cahill served for eight years as President and Chief Executive Officer of Doane Pet Care Company, a private label manufacturer of pet food and former CCMP portfolio company, through to its sale to MARS Inc. in 2006. From 2006 to 2009, Mr. Cahill served as president of Mars Petcare U.S. Prior to joining Doane in 1997, Mr. Cahill spent 13 years at Olin Corporation, a diversified manufacturer of metal and chemicals, where he served in a variety of managerial and executive roles. Mr. Cahill serves as a Board Member for Junior Achievement of Middle Tennessee and the Visitor Board at Vanderbilt University’s Owen Graduate School of Management. In January 2009, Mr. Cahill was appointed as an Adviser to Mars Incorporated. Mr. Cahill previously served as a director of Banfield Pet Hospital from 2006 to 2016, Ollie’s Bargain Outlet from 2013 to 2016, Jamieson Laboratories from 2014 to 2017, Founder Sport Group from 2016 to 2019, and Shoes for Crews from 2015 to 2019. Mr. Cahill will serve as the Chairman of our board of directors due to his financial, investment, and extensive management experience.
Joseph Scharfenberger has agreed to serve on our board of directors. Mr. Scharfenberger has been a Managing Director of CCMP since July 2009 and is a member of CCMP’s Investment Committee. Prior to joining CCMP, Mr. Scharfenberger worked at Bear Stearns Merchant Banking. Prior to joining Bear Stearns Merchant Banking, Mr. Scharfenberger worked in the private equity division at Toronto Dominion Securities. Mr. Scharfenberger currently serves on the boards of Badger Sportswear, Jetro Cash & Carry, Shoes for Crews, and Truck Hero, Inc. Mr. Scharfenberger previously served as a director of Jamieson Laboratories from 2014 to 2017 and as a director of Jetro Cash and Carry from 2015 – 2019. Mr. Scharfenberger was selected to serve on our board of directors due to his financial, investment, and business experience. Mr. Scharfenberger was selected as a director nominee by CCMP.
Richard Zannino has agreed to serve on our board of directors. Mr. Zannino has been a Managing Director of CCMP since July 2009 and is a member of CCMP’s Investment Committee. Prior to joining CCMP, Mr. Zannino was Chief Executive Officer and a member of the board of directors of Dow Jones & Company. Mr. Zannino joined Dow Jones as Executive Vice President and Chief Financial Officer in February 2001 before his promotion to Chief Operating Officer in July 2002 and to Chief Executive Officer and Director in February 2006. Prior to joining Dow Jones, Mr. Zannino was Executive Vice President in charge of strategy, finance, M&A, technology, and a number of operating units at Liz Claiborne. Mr. Zannino joined Liz Claiborne in 1998 as Chief Financial Officer. In 1998, Mr. Zannino served as Executive Vice President and Chief Financial Officer of General Signal. From 1993 until early 1998, Mr. Zannino was at Saks Fifth Avenue, ultimately serving as Executive Vice President and Chief Financial Officer. Mr. Zannino currently serves on the boards of Ollie’s Bargain Outlet, Estee Lauder Companies, IAC/InterActiveCorp., Badger Sportswear, Shoes for Crews, Truck Hero, Inc., and Eating Recovery Center and is a trustee of Pace University. Mr. Zannino previously served as a director of Jamieson Laboratories from 2014 to 2017. Mr. Zannino was selected to serve on our board of directors due to his financial, investment, and business experience. Mr. Zannino was selected as a director nominee by CCMP.
Daniel O’ Leary has agreed to serve on our board of directors. Mr. O’Leary currently serves as Chairman and CEO of Edgen Murray Corporation. He began at Edgen Murray, a distributor for energy infrastructure components, specialized oil and gas parts and equipment, and its predecessor companies in 2003 guiding a management buyout that grew the company through a series of acquisitions and growth initiatives. The company went public in May of 2012 and was acquired in 2013 by Sumitomo Corporation. Mr. O’Leary has served on various boards within Sumitomo and its subsidiaries. Additionally, he served as an independent director on the board of Sprint Industrial from 2017-2019. Mr. O’Leary has a long career in leadership positions in manufacturing and distribution principally in the oil and gas and energy infrastructure markets. Mr. O’Leary was selected to serve on our board of directors due to his extensive management, operational, investment, and business experience. Mr. O’Leary was selected as a director nominee by Landcadia.
John Swygert has agreed to serve on our board of directors. Mr. Swygert has been the President and Chief Executive Officer of Ollie’s Bargain Outlet Holdings, Inc. (“Ollie's”) since December 2019. Prior to this appointment, Mr. Swygert was Ollie’s Executive Vice President and Chief Operating Officer since January 2018. Mr. Swygert joined Ollie’s in March 2004 as Chief Financial Officer and was later promoted to Executive Vice President and Chief Financial Officer in 2011. Mr. Swygert has worked in discount retail as a finance professional for over 28 years. Prior to joining Ollie’s, Mr. Swygert was Executive Vice President and Chief Financial Officer at Factory 2-U Stores, Inc. He held several positions while at Factory 2-U Stores, Inc. from 1992, ranging from Staff Accountant, Assistant Controller, Controller, Director of Financial Planning and Analysis, Vice President of Finance and Planning, and Executive Vice President and Chief Financial Officer. Mr. Swygert also previously worked for PETCO Animal Supplies, Inc. in Business Development and Financial Analysis. Mr. Swygert was selected to serve on our board of directors due to his extensive financial, operational and management experience in the retail field.

Aaron Jagdfeld has agreed to serve on our board of directors. Mr. Jagdfeld has been the President and Chief Executive Officer of Generac Power Systems, Inc. since September 2008 and a director of Generac since November 2006. Mr. Jagdfeld began his career at Generac in the finance department in 1994 and became Generac’s Chief Financial Officer in 2002. In 2007, he was appointed President and was responsible for sales, marketing, engineering, and product development. Prior to joining Generac, Mr. Jagdfeld worked in the audit practice of the Milwaukee, Wisconsin office of Deloitte & Touche from 1993 to 1994. Mr. Jagdfeld was selected to serve on our board of directors due to his extensive management and financial experience. Mr. Jagdfeld was selected as a director nominee by mutual consent of CCMP and Landcadia.
David Owens has agreed to serve on our board of directors. Mr. Owens has been a Professor at Vanderbilt University’s Owen Graduate School of Business since August 2009. At Vanderbilt, Mr. Owens has taught The Practice of Management. Mr. Owens was selected to serve on our board of directors due to his financial and business experience. Mr. Owens was selected as a director nominee by mutual consent of CCMP and Landcadia.
Philip K. Woodlief has agreed to serve on our board of directors. Mr. Woodlief has been an independent financial consultant since 2007 and was an Adjunct Professor of Management at Vanderbilt University’s Owen Graduate School of Business since October 2010 to January 2020. At Vanderbilt, Mr. Woodlief has taught Financial Statement Research and Financial Statement Analysis. Mr. Woodlief also currently serves as a Visiting Instructor of Accounting at Sewanee: The University of the South. Prior to 2008, Mr. Woodlief was Vice President and Chief Financial Officer of Doane Pet Care, a global manufacturer of pet products. Prior to 1998, Mr. Woodlief was Vice President and Corporate Controller of Insilco Corporation, a diversified manufacturer of consumer and industrial products. Mr. Woodlief began his career in 1979 at KPMG Peat Marwick in Houston, Texas, progressing to the Senior Manager level in the firm’s Energy and Natural Resources practice. Mr. Woodlief was a certified public accountant. Mr. Woodlief currently serves on the board of trustees, and chairs the Finance Committee, of Sewanee St. Andrew’s School. Mr. Woodlief was selected to serve on our board of directors due to his financial and business experience. Mr. Woodlief was selected as a director nominee by mutual consent of CCMP and Landcadia.
Diana Dowling has agreed to serve on our board of directors. Ms. Dowling is an innovation and strategy consultant advising corporations on partnerships, M&A activity and new product initiatives. Her recent clients include Epiq, where she focused on data privacy products and acquisitions, and Pitney Bowes, where she focused on mobile location data and ecommerce. While at Pitney Bowes, Ms. Dowling led both the business strategy for the Newgistics acquisition, as well as the post-merger integration. She is also the CEO/Founder of Two Hudson Ventures, investing in start-ups and real estate. Earlier in her career, Ms. Dowling was a VP of Business Development at MaMaMedia, a digital media startup, and Director of Business Development at Hearst New Media. In addition, she worked as a market research analyst at Tontine Partners. Ms. Dowling began her career as an analyst and associate at Bankers Trust. She was Executive Director of Harvard Business School Alumni Angels NY, as well as Co-Chair of HBSCNY Entrepreneurship. In addition, as part of the HBSCNY Skills Gap Project, she led a pilot with LaGuardia Community College and local tech startups to develop skilled programmers. She holds a Bachelor of Arts in Economics and a Master of Business Administration from Harvard University. She has served on the board of trustees for the US Squash Association and the Eagle Hill School. Ms. Dowling was selected to serve on our board of directors due to her experience in digital marketing, e-commerce, data and analytics, innovation, new business development and M&A. Ms. Dowling was selected as a director nominee by mutual consent of CCMP and Landcadia.
Teresa S. Gendron has agreed to serve on our board of directors. Ms. Gendron has been the Vice President and Chief Financial Officer of Jefferies since September 2014. From 2011 to 2014, Ms. Gendron was the Vice President and Controller of Gannett Co., Inc., an NYSE listed international media and marketing solutions company, and performed the duties of Chief Accounting Officer. Previously, Ms. Gendron was Vice President and Controller at NII Holdings, Inc., a mobile communication services company, which she joined as its Finance Director in 1998. Ms. Gendron began her career in accounting at KPMG LLP in 1991 and is a C.P.A. Ms. Gendron received an M.B.A. from Georgetown University, a Global Executive M.B.A. from ESADE Business School of Ramon Llull University in Barcelona, Spain and a B.S. in Commerce with a concentration in Accounting from the University of Virginia. Ms. Gendron was selected to serve on our board of directors due to her financial and business experience. Ms. Gendron was selected as a director nominee by mutual consent of CCMP and Landcadia.

Executive Officers
Doug Cahill will serve as President and Chief Executive Officer upon consummation of the Business Combination. Mr. Cahill has served as President and Chief Executive Officer of The Hillman Companies, Inc. and The Hillman Group, Inc. since September 2019. Mr Cahill joined Hillman on July 25, 2019 as Executive Chairman, Senior Executive Officer. Prior to joining Hillman, Mr. Cahill was a Managing Director of CCMP from July 2014 to July 2019 and was a member of CCMP’s Investment Committee and previously was an Executive Adviser of CCMP from March 2013. Mr. Cahill served as President and Chief Executive Officer of Oreck, the manufacturer of upright vacuums and cleaning products, from May 2010 until December 2012. Prior to joining Oreck, Mr. Cahill served for eight years as President and Chief Executive Officer of Doane Pet Care Company, a private label manufacturer of pet food and former CCMP portfolio company, through to its sale to MARS Inc. in 2006. From 2006 to 2009 Mr. Cahill served as president of Mars Petcare U.S.. Prior to joining Doane in 1997, Mr. Cahill spent 13 years at Olin Corporation, a diversified manufacturer of metal and chemicals, where he served in a variety of managerial and executive roles. Mr. Cahill serves as a Board Member for Junior Achievement of Middle Tennessee and the Visitor Board at Vanderbilt University’s Owen Graduate School of Management. In January 2009, Mr. Cahill was appointed as an Adviser to Mars Incorporated. Mr. Cahill previously served as a director of Banfield Pet Hospital from 2006 to 2016, Ollie’s Bargain Outlet from 2013 to 2016, Jamieson Laboratories from 2014 to 2017, Founder Sport Group from 2016 to 2019, and Shoes for Crews from 2015 to 2019. Mr. Cahill serves as the Chairman of our board of directors due to his financial, investment, and extensive management experience.
Robert O. Kraft will serve as Chief Financial Officer and Treasurer. Mr. Kraft has served as Chief Financial Officer and Treasurer of The Hillman Companies, Inc. and The Hillman Group, Inc. since November 2017. Prior to joining Hillman, Mr. Kraft served as the President of the Omnicare (Long Term Care) division, and an Executive Vice President, of CVS Health Corporation from August 2015 to September 2017. From November 2010 to August 2015, Mr. Kraft was Chief Financial Officer and Senior Vice President of Omnicare, Inc. Mr. Kraft began his career with PriceWaterhouseCoopers LLP in 1992, was admitted as a Partner in 2004, and is a certified public accountant (inactive). Mr. Kraft currently serves on the board of Medpace Holdings, Inc.
Jon Michael Adinolfi will serve as Divisional President, Fastening, Hardware, and Personal Protective Solutions of New Hillman. Mr. Adinolfi has served as Divisional President, Fastening, Hardware, and Personal Protective Solutions of The Hillman Companies, Inc. and The Hillman Group, Inc. since July 2019. Prior to joining Hillman, Mr. Adinolfi served as President of US Retail for Stanley Black & Decker from November 2016 – July 2019. Prior to which he served as President of Hand Tools for Stanley Black & Decker from October 2013 – December 2016. From June 2011 – September 2013 he served as the CFO — North America, CDIY for Stanley Black & Decker
Jarrod Streng will serve as Divisional President, Personal Protective Solutions & Corporate Marketing of New Hillman. Mr. Streng has served as Division President, Personal Protective Solutions & Corporate Marketing of New Hillman The Hillman Companies, Inc. and The Hillman Group, Inc. since October 2019. Mr. Streng served as Executive Vice President Marketing & Operations of our Big Time Products Division from 2018- 2019 and was the Senior Vice President of Marketing for Big Time Products from 2017-2018. Prior to joining Big Time Products, Mr. Streng served as the Vice President of Brand Management and Development for Plano Synergy from 2014-2017
Scott Ride will serve as President of The Hillman Group Canada ULC. Mr. Ride joined The Hillman Group Canada as the Chief Operating Officer in January 2015. Prior to joining Hillman, Mr. Ride served as the President of Husqvarna Canada from May 2011 through September 2014. From 2005 through 2011, Mr. Ride served in a variety of roles of increasing responsibility at Electrolux, including Senior Director of Marketing, Vice President and General Manager, and President.
George Murphy will serve as Executive Vice President, Sales of New Hillman. George Murphy has served as Executive Vice President, Sales of New Hillman of The Hillman Companies, Inc. and The Hillman Group, Inc. since October 2019. Mr. Murphy severed as Executive Vice President of Sales of our Big Time Products division from January 2018 – October 2019 and the President of Home Depot Sales from March 2016 – Jan 2018. Prior to joining Big Time Products, Mr. Murphy served as Senior Director of Sales for Master Lock from June 2007 – March 2016.

Randy Fagundo will serve as Divisional President, Robotics and Digital Solutions of The Hillman Companies, Inc. and The Hillman Group, Inc. Mr. Fagundo joined Hillman in August 2018 and prior to joining Hillman, served as the President, and Chief Executive Officer of MinuteKey since June 2010.
Gary Seeds will serve as the Executive Vice President, Sales & Field Service of The Hillman Companies, Inc. and The Hillman Group, Inc. From January 2014 to February 2020, Mr. Seeds served as Senior Vice President, Sales at Hillman. From January 2003 to January 2014, Mr. Seeds served as Senior Vice President, Regional and International Sales at Hillman. From January 1993 to January 2003, Mr. Seeds served as Vice President of Traditional Sales at Hillman. From July 1992 to January 1993, Mr. Seeds served as Regional Vice President of Sales ay Hillman. From January 1989 to July 1992, Mr. Seeds served as West Coast Regional Manager. Mr. Seeds joined Hillman as a sales representative in February 1984.
Kim Corbitt will serve as the Chief Human Resources Officer of The Hillman Companies, Inc and The Hillman Group, Inc. Prior to joining Hillman in January 2017, Ms. Corbitt served as HR Director for Global Baby Care and Feminine Care R&D at Proctor & Gamble from 2015 through 2016 and Senior HR Manager from 2009 through 2014. Ms. Corbitt also serves as the Founding President of Girls with Grit, an organization that teaches sports fundamentals and life skills to young women since July 2016.
Steve Brunker will serve as the Chief Information Officer of The Hillman Companies, Inc. and The Hillman Group, Inc. Prior to joining Hillman in February 2020, Mr. Brunker served as Vice President and Chief Information Officer of LSI Industries Inc. from December 2000 through February 2020. During his tenure at LSI, Mr. Brunker was responsible for numerous key technology transitions. From July 1982 to December 2000, Mr. Brunker served in sales and corporate marketing roles at Hewlett-Packard Company.
Corporate Governance
New Hillman will structure its corporate governance in a manner that Hillman Holdco and Landcadia believe will closely align its interests with those of its stockholders following the Business Combination. Notable features of this corporate governance include:
•
New Hillman will have independent director representation on its audit, compensation and nominating and corporate governance committees immediately at the time of the Business Combination, and its independent directors will meet regularly in executive sessions without the presence of its corporate officers or non-independent directors;

•
at least one of its directors will qualify as an “audit committee financial expert” as defined by the SEC; and

•
it will implement a range of other corporate governance best practices, including placing limits on the number of directorships held by its directors to prevent “overboarding” and implementing a robust director education program.

Role of Board in Risk Oversight
The board of directors will have extensive involvement in the oversight of risk management related to New Hillman and its business and will accomplish this oversight through the regular reporting to the board of directors by the audit committee. The audit committee will represent the board of directors by periodically reviewing New Hillman’s accounting, reporting and financial practices, including the integrity of its financial statements, the surveillance of administrative and financial controls and its compliance with legal and regulatory requirements. Through its regular meetings with management, including the finance, legal, internal audit and information technology functions, the audit committee will review and discuss all significant areas of New Hillman’s business and summarize for the board of directors all areas of risk and the appropriate mitigating factors. In addition, the board of directors will receive periodic detailed operating performance reviews from management.
Composition of the New Hillman Board of Directors After the Merger
New Hillman’s business and affairs will be managed under the direction of its board of directors. In connection with the Business Combination, we will amend and restate Landcadia’s existing charter to declassify the board of directors.

Board Committees
After the completion of the Business Combination, the standing committees of New Hillman’s board of directors will consist of an audit committee, a compensation committee and a nominating and corporate governance committee. The board of directors may from time to time establish other committees.
New Hillman’s president and chief executive officer and other executive officers will regularly report to the non-executive directors and the audit, the compensation and the nominating and corporate governance committees to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls. We believe that the leadership structure of New Hillman’s board of directors will provide appropriate risk oversight.
Audit Committee
Upon the completion of the Business Combination, we expect New Hillman to have an audit committee, consisting of Philip Woodlief, who will be serving as the chairperson, John Swygert, Teresa Gendron and Daniel O’Leary. Each proposed member of the audit committee qualifies as an independent director under Nasdaq corporate governance standards and the independence requirements of Rule 10A-3 under the Exchange Act. Following the Business Combination, New Hillman’s board of directors will determine which member of its audit committee qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K and possesses financial sophistication, as defined under the rules of Nasdaq.
The purpose of the audit committee will be to prepare the audit committee report required by the SEC to be included in New Hillman’s proxy statement and to assist the board of directors in overseeing and monitoring (1) the quality and integrity of the financial statements, (2) compliance with legal and regulatory requirements, (3) New Hillman’s independent registered public accounting firm’s qualifications and independence, (4) the performance of New Hillman’s internal audit function and (5) the performance of New Hillman’s independent registered public accounting firm.
The board of directors will adopt a written charter for the audit committee which will be available on New Hillman’s website upon the completion of the Business Combination.
Compensation Committee
Upon the completion of the Business Combination, we expect New Hillman to have a compensation committee, consisting of Richard Zannino, who will be serving as the chairperson, Joseph Scharfenberger, Aaron Jagdfeld, Diana Dowling and Daniel O’Leary.
The purpose of the compensation committee is to assist the board of directors in discharging its responsibilities relating to (1) setting New Hillman’s compensation program and compensation of its executive officers and directors, (2) monitoring New Hillman’s incentive and equity-based compensation plans and (3) preparing the compensation committee report required to be included in New Hillman’s proxy statement under the rules and regulations of the SEC.
The board of directors will adopt a written charter for the compensation committee which will be available on New Hillman’s website upon the completion of the Business Combination.
Nominating and Corporate Governance Committee
Upon the completion of the Business Combination, we expect New Hillman to have a nominating and corporate governance committee, consisting of Teresa Gendron, who will be serving as the chairperson, Daniel O’Leary, John Swygert, Aaron Jagdfeld, David Owens, Philip Woodlief, Diana Dowling, Joseph Scharfenberger and Richard Zannino. The purpose of the nominating and corporate governance committee will be to assist the board of directors in discharging its responsibilities relating to (1) identifying individuals qualified to become new board of directors members, consistent with criteria approved by the board of directors, (2) reviewing the qualifications of incumbent directors to determine whether to recommend them for reelection and selecting, or recommending that the board of directors select, the director nominees for the next annual meeting of stockholders, (3) identifying board of directors members qualified to fill vacancies on any board of directors committee and recommending that the board of directors appoint the identified member or members to the applicable committee, (4) reviewing and recommending to the board of directors corporate governance principles applicable to New Hillman, (5) overseeing the evaluation of the board of directors and management and (6) handling such other matters that are specifically delegated to the committee by the board of directors from time to time.
The board of directors will adopt a written charter for the nominating and corporate governance committee which will be available on New Hillman’s website upon completion of the Business Combination.
Code of Business Conduct
New Hillman will adopt a new code of business conduct that applies to all of its directors, officers and employees, including its principal executive officer, principal financial officer and principal accounting officer, which will be available on New Hillman’s website upon the completion of the Business Combination. New Hillman’s code of business conduct is a “code of ethics”, as defined in Item 406(b) of Regulation S-K. Please note that New Hillman’s Internet website address is provided as an inactive textual reference only. New Hillman will make any legally required disclosures regarding amendments to, or waivers of, provisions of its code of ethics on its Internet website.
Compensation Committee Interlocks and Insider Participation
No member of the compensation committee was at any time during fiscal year 2020, or at any other time, one of our officers or employees. None of our executive officers has served as a director or member of a compensation committee (or other committee serving an equivalent function) of any entity, one of whose executive officers served as a director of our board of directors or member of our compensation committee.
Independence of the Board of Directors
Nasdaq rules require that independent directors must comprise a majority of a listed company’s board of directors. Based upon information requested from and provided by each proposed director concerning his or her background, employment and affiliations, including family relationships, we have determined that Daniel O’Leary, John Swygert, Aaron Jagdfeld, David Owens, Philip Woodlief, Diana Dowling, Joseph Scharfenberger, Richard Zannino and Teresa Gendron, representing nine of New Hillman’s ten proposed directors, will be “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of Nasdaq.
Compensation of Directors and Executive Officers
Overview
Following the Closing of the Business Combination, we expect New Hillman’s executive compensation program to be consistent with Hillman’s existing compensation policies and philosophies, which are designed to:
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attract, retain and motivate senior management leaders who are capable of advancing Hillman’s mission and strategy and, ultimately, creating and maintaining its long-term equity value. Such leaders must engage in a collaborative approach and possess the ability to execute its business strategy in an industry characterized by competitiveness and growth;

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reward senior management in a manner aligned with Hillman’s financial performance; and

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align senior management’s interests with Hillman’s equity owners’ long-term interests through equity participation and ownership.

Following the Closing of the Business Combination, decisions with respect to the compensation of New Hillman’s executive officers, including its named executive officers, will be made by the compensation committee of the board of directors. In connection with the Business Combination, the compensation committee also retained Pearl Meyer & Partners, LLC, an independent executive compensation consultant, to advise on New Hillman’s executive and director compensation. The following discussion is based on the present expectations as to the compensation of the named executive officers and directors following the Business Combination. The actual compensation of the named executive officers will depend on the judgment of the members of the compensation committee and may differ from that set forth in the following discussion.
We anticipate that compensation for New Hillman’s executive officers will have the following components: base salary, cash bonus opportunities, long-term incentive compensation, broad-based employee benefits, supplemental executive perquisites and severance benefits. Base salaries, broad-based employee benefits, supplemental executive perquisites and severance benefits will be designed to attract and retain senior management talent. New Hillman will also use annual cash bonuses and long-term equity awards to promote performance-based pay that aligns the interests of its named executive officers with the long-term interests of its equity owners and to enhance executive retention.
Base Salary
We expect that the base salaries of New Hillman’s named executive officers in effect prior to the Business Combination as described under “New Hillman Management after the Business Combination — Compensation of Directors and Executive Officers” will be subject to increases made in connection with reviews by the compensation committee.
Annual Bonuses
We expect that New Hillman will use annual cash incentive bonuses for the named executive officers to motivate their achievement of short-term performance goals and tie a portion of their cash compensation to performance. We expect that, near the beginning of each year, the compensation committee will select the performance targets, target amounts, target award opportunities and other terms and conditions of annual cash bonuses for the named executive officers, subject to the terms of their employment agreements. Following the end of each year, the compensation committee will determine the extent to which the performance targets were achieved and the amount of the award that is payable to the named executive officers.
Stock-Based Awards
We expect New Hillman to use stock-based awards in future years to promote its interests by providing these executives with the opportunity to acquire equity interests as an incentive for their remaining in its service and aligning the executives’ interests with those of New Hillman’s equity holders. Stock-based awards for our directors and named executive officers will be awarded in future years under the Incentive Equity Plan, which will be adopted by Landcadia’s Board in connection with the Business Combination and is being submitted to Landcadia’s stockholders for approval at the Special Meeting. For a description of the Incentive Equity Plan, please see “The Incentive Plan Proposal.”
Other Compensation
We expect New Hillman to continue to maintain various employee benefit plans currently maintained by Hillman Holdco, including medical, dental, vision, life insurance and 401(k) plans, paid vacation, sick leave and holidays and employee assistance program benefits in which the named executive officers will participate. We also expect New Hillman to continue to provide its named executive officers with specified perquisites and personal benefits currently provided by Hillman Holdco that are not generally available to all employees.
Director Compensation
Following the Business Combination, non-employee directors of New Hillman will receive varying levels of compensation for their services as directors and members of committees of New Hillman’s board of directors, in accordance with a non-employee director compensation policy that will be put in place following the Business Combination. New Hillman anticipates determining director compensation in accordance with industry practice and standards.

HILLMAN HOLDCO’S EXECUTIVE AND DIRECTOR COMPENSATION
Throughout this section, unless otherwise noted, “we,” “us,” “our,” the “company” and similar terms refer to HMAN Group Holdings, Inc. and its subsidiaries prior to the consummation of the Business Combination, and to HMAN Group Holdings, Inc. and its subsidiaries after the Business Combination.
Compensation Discussion and Analysis
This Compensation Discussion and Analysis provides an overview and analysis of our compensation programs, the compensation decisions we have made under these programs, and the factors we considered in making these decisions with respect to the compensation earned by the following individuals, who as determined under the rules of the SEC are collectively referred to herein as our named executive officers (“NEOs”) for fiscal year 2020:
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Douglas J. Cahill, President and Chief Executive Officer

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Robert O. Kraft, Chief Financial Officer and Treasurer

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Randall J. Fagundo, Divisional President, Robotics and Digital Solutions

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George S. Murphy, Executive Vice President, Sales

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Jarrod T. Streng, Divisional President, Protective Solutions & Corporate Marketing

Overview of the Compensation Program
Compensation Philosophy
The objective of our corporate compensation and benefits program is to establish and maintain competitive total compensation programs that will attract, motivate, and retain the qualified and skilled workforce necessary for the continued success of our business. To help align compensation paid to executive officers with the achievement of corporate goals, we have designed our cash compensation program as a pay-for-performance based system that rewards NEOs for their individual performance and contribution in achieving corporate goals. In determining the components and levels of NEO compensation each year, the compensation committee of our board of directors (our “compensation committee”) considers company performance, and each individual’s performance and potential to enhance long-term stockholder value. To remain competitive, our compensation committee also periodically reviews compensation survey information published by various organizations as another factor in setting NEO compensation. Our compensation committee relies on judgment and does not have any formal guidelines or formulas for allocating between long-term and currently paid compensation, cash and non-cash compensation, or among different forms of non-cash compensation for our NEOs.
Components of Total Compensation
Compensation packages in 2020 for our NEOs were comprised of the following elements:
Short-Term Compensation Elements
Element	Role and Purpose
Base Salary	Attract and retain executives and reward their skills and contributions to the day-to-day management of our company.
Annual Performance-Based Bonuses	Motivate the attainment of annual company and division, financial, operational, and strategic goals by paying bonuses determined by the achievement of specified performance targets with a performance period of one year.
Discretionary Bonuses	From time to time, we may award discretionary bonuses to compensate executives for special contributions or extraordinary circumstances or events.

Long-Term Compensation Elements
Element	Role and Purpose
Stock Options and other Equity-Based Awards	Motivate the attainment of long-term value creation, align executive interests with the interests of our stockholders, create accountability for executives to enhance stockholder value, and promote long-term retention through the use of multi-year vesting equity awards.
Long Term Cash Retention Plan	Align executive interests, create accountability and retain executives through the integration of our various acquisitions.
Change of Control Benefits	Promote long-term retention and align the interests of executives with stockholders by providing for acceleration of equity vesting in the event of a change in control transaction.
Severance Benefits
We provide modest severance protection in the form of continued base salary and bonus payments in the event of a termination of employment without cause or for good reason for individual NEOs, as described below.
payments in the event of a change in control.

Benefits
Element	Role and Purpose
Employee Benefit Plans and Perquisites	Participation in company-wide health and retirement benefit programs, provide financial security and additional compensation commensurate with senior executive level duties and responsibilities.
Process
Role of our Compensation Committee and Management
Our compensation committee meets annually to review and consider base salary and any proposed adjustments, prior year annual performance bonus results and targets for the current year, and any long-term incentive awards. Our compensation committee also reviews the compensation package for all new executive officer hires.
The key member of management involved in the compensation process is our Chief Executive Officer (“CEO”), Douglas J. Cahill. Our CEO presents recommendations for each element of compensation for each NEO, other than himself, to our compensation committee, which in turn evaluates these goals and either approves or appropriately revises them and presents them to our board of directors for review and approval. On an annual basis, a comprehensive report is provided by the CEO to our compensation committee on all of our compensation programs.
Determination of CEO Compensation
Our compensation committee determines the level of each element of compensation for our CEO and presents its recommendations to our full board of directors for review and approval. Consistent with its determination process for other NEOs, our compensation committee considers a variety of factors when determining compensation for our CEO, including past corporate and individual performance, general market survey data for similar size companies, and the degree to which the individual’s contributions have the potential to influence the outcome of the company’s short and long-term operating goals and alignment with shareholder value.
Assessment of Market Data and Use of Compensation Consultants
In establishing the compensation for each of our NEOs, our compensation committee considers information about the compensation practices of companies both within and outside our industry and geographic region, and considers evolving compensation trends and practices generally. Our compensation committee periodically reviews third-party market data published by various organizations such as the National Association of Manufacturers, the Compensation Data Manufacturing and Distribution Survey. Our compensation committee may review such survey data for market trends and developments, and utilize such data as one factor when making its annual compensation determinations. Our compensation committee does not typically use market data to establish specific targets for compensation or any particular component of compensation, and does not otherwise numerically benchmark its compensation decisions. Rather, our compensation committee may review survey information about the type and amount of compensation paid to executives in similar positions and with similar responsibilities as reported on an aggregate basis for companies with comparable sales volume and number of employees both within and outside its industry and geographic region. We did not utilize an executive compensation consultant with respect to compensation determinations we made in fiscal years 2020, 2019, or 2018. As discussed below, in connection with the Business Combination, Pearl Meyer & Partners, LLC was engaged as an independent executive compensation consultant to advise on the executive and director compensation programs of New Hillman.
Short-Term Compensation Elements
Base Salary
We believe that executive base salaries are an essential element to attract and retain talented and qualified executives. Base salaries are designed to provide financial security and a minimum level of fixed compensation for services rendered to the company. Base salary adjustments may reflect an individual’s performance, experience, and/or changes in job responsibilities. We also consider the other compensation we provide to our NEOs, such as the value of outstanding options, when determining base salary.
The rate of annual base salary for each NEO for fiscal years 2020, 2019, or 2018 are set forth below.
Name	2020 Base Salary	2019 Base Salary	2018 Base Salary
Douglas J. Cahill(1)	$650,000	$650,000	$—
Robert O. Kraft	$415,000	$415,000	$415,000
Randall J. Fagundo	$330,000	$286,000	$286,000
George S. Murphy	$350,000	$350,000	$350,000
Jarrod T. Streng	$385,000	$350,000	$350,000

(1)
Mr. Cahill was not an NEO in 2018; he was hired effective July 29, 2019 as Executive Chairman, Senior Executive Officer and promoted to President and Chief Executive Officer effective September 16, 2019.

(2)
Due to the uncertainty of the COVID-19 pandemic, base salaries for Mr. Cahill, Mr. Kraft were reduced 10% on March 29, 2020. Base salaries for Mr. Cahill and Mr. Kraft were further reduced to a 20% total reduction on April 20, 2020 and Mr. Fagundo's base salary was reduced by 20% on April 20, 2020. Base salaries were reinstated on May 31, 2020 based on company performance.

The increase, if any, in base salary for each NEO for a fiscal year reflects each individual’s particular skills, responsibilities, experience, and prior year performance. The fiscal year 2020 base salary amounts were determined as part of the total compensation paid to each NEO and were not considered, by themselves, as fully compensating the NEOs for their service to the company.

Annual Performance-Based Bonuses
Pursuant to their employment agreements, each NEO is eligible to receive an annual cash bonus under the terms of a performance-based bonus plan. Each employment agreement specifies an annual target and maximum bonus as a percentage of the NEO’s annual base salary, which percentages may be adjusted (but not decreased below those stated in the NEO’s employment agreement) for any particular year in the discretion of our board of directors. The specific performance criteria and performance goals are established annually by our compensation committee in consultation with our CEO (other than with respect to himself) and approved by our board of directors. The performance targets are communicated to the NEOs following formal approval by our compensation committee and our board of directors, which is normally around March. The table below shows the target bonus and maximum bonuses as a percentage of base salary for each NEO for 2020. Generally, the higher the level of responsibility of the NEO within the company, the greater the percentages of base salary applied for that individual’s target and maximum bonus compensation.
2020 Target and Maximum Bonus
Name	2020 Minimum Bonus as Percentage of Base Salary	2020 Target Bonus as Percentage of Base Salary	2020 Maximum Bonus as Percentage of Base Salary
Douglas J. Cahill	50%	100%	150%
Robert O. Kraft	30%	60%	90%
Randall J. Fagundo	25%	50%	75%
George S. Murphy	25%	50%	75%
Jarrod T. Streng	25%	50%	75%
Each NEO’s annual bonus is determined based on actual performance in several categories of pre-established performance criteria as further described below. If actual results for each performance category equal the specified target performance level, the total bonus is the target bonus shown above. If actual results for each performance category equal or exceed the specified maximum performance level, the total bonus is the maximum bonus shown above. As described below, for some performance criteria, a portion of the target bonus may be payable if actual results for that category are less than the target performance level but are at least equal to a specified threshold level of performance.
For 2020, the bonus criteria for all NEOs included two company performance goals measured by 1) our Adjusted EBITDA for the year ended December 26, 2020, which is our consolidated earnings before interest, taxes, depreciation, and amortization, as adjusted for non-recurring charges as shown in the “Non-GAAP Financial Measures” section of this proxy statement/prospectus, further adjusted for inventory valuation charges and expenses associated with the implementation of cost saving initiatives (“Compensation Adjusted EBITDA”), and 2) our consolidated cash flow, which is the change in cash plus the reduction in the revolver and the principle of the term loan during the year ended December 26, 2020 (“Consolidated Cash Flow”). Bonus criteria for Mr. Murphy in 2020 included a gross sales target, which is our total sales to certain of our national account customers during the year ended December 26, 2020, unadjusted for the costs related to those sales (“NAC Gross Sales”). Bonus criteria for Mr. Streng included a segment-specific performance goal measured by Compensation Adjusted EBITDA, as described above, specific to the Hardware and Protective Solutions segment of our business (“Protective Solutions EBITDA”). For the bonus to be funded, the Compensation Adjusted EBITDA target must meet the threshold. Once the Compensation Adjusted EBITDA threshold is met, the final payout is dependent on the achievement of all metrics and their respective targets. Achievement at levels between threshold and maximum will result in payments on a sliding scale.
The table below shows the performance criteria for fiscal year 2020 selected for each NEO and the relative weight of total target bonus assigned to each component.

2020 Performance Criteria and Relative Weight
Name	Compensation Adjusted EBITDA	Consolidated Cash Flow	Protective Solutions EBITDA	NAC Gross Sales
Douglas J. Cahill	70%	30%	—	—
Robert O. Kraft	70%	30%	—	—
Randall J. Fagundo	70%	30%	—	—
George S. Murphy	50%	20%	—	30%
Jarrod T. Streng	50%	20%	30%	—
Compensation Adjusted EBTIDA, Consolidated Cash Flow, NAC Gross Sales and Protective Solutions EBITDA are non-GAAP measures. Please see refer to the “Non-GAAP Financial Measures” section of this proxy statement/prospectus for additional information, including our definitions and use of Adjusted EBITDA and segment Adjusted EBITDA, and for a reconciliation of those measures to the most directly comparable financial measures under GAAP.
The threshold, target and maximum amounts and payout levels of each of the Consolidated EBITDA, Consolidated Cash Flow, Protective Solutions EBITDA and NAC Gross Sales targets determinative of the annual bonus payouts to each of the NEOs are as follows:
Metric	Threshold (89%)	Target (100%)	Maximum (112%)
Comp. Adj. EBITDA	$190,100,000	$213,000,000	$238,600,000
Payout	50%	100%	150%
Metric	Threshold (46%)	Target (100%)	Maximum (164%)
Cons. Cash Flow	$20,200,000	$31,200,000	$51,000,000
Payout	50%	100%	150%
Metric	Threshold (94%)	Target (100%)	Maximum (104%)
NAC Gross Sales	$300,000,000	$316,300,000	$332,100,000
Payout	50%	100%	150%
Metric	Threshold (88%)	Target (100%)	Maximum (112%)
Prot. Solutions EBITDA	$39,500,000	$44,700,000	$50,100,000
Payout	50%	100%	150%
The level of performance actually achieved for the fiscal year ended December 26, 2020 in each of the above categories was as follows (amounts in thousands):
Metric	Target ($)	Actual ($)	Achievement as a % of Target	Resulting Payout %
Compensation Adjusted EBITDA	213,000	224,100	105.2%	121.7%
Consolidated Compensation Cash Flows	31,200	53,155	170.4%	150.0%
NAC Gross Sales	316,300	351,800	111.2%	150.0%
Protective Solutions EBITDA	44,700	66,063	147.8%	150.0%

The annual bonus paid to each of our NEOs for the year ended December 26, 2020 was as follows:
Name	2020 Target Bonus	Actual Annual Bonus Paid	% of Target Bonus
Douglas J. Cahill	650,000	846,235	130.2%
Robert O. Kraft	249,000	324,173	130.2%
Randall J. Fagundo	165,000	214,814	130.2%
George S. Murphy	175,000	237,738	135.9%
Jarrod T. Streng	192,500	261,512	135.9%
The following charts reconcile Compensation Adjusted EBITDA, Consolidated Cash Flow, and Protective Solutions EBITDA to their nearest GAAP measure. Please refer to the “Non-GAAP Financial Measures” section of this filing for additional information, including our definitions and use of Adjusted EBITDA and segment Adjusted EBITDA, and for a reconciliation of those measures to the most directly comparable financial measures under GAAP.
Compensation Adjusted EBITDA
Amounts in Thousands
Year Ended December 26, 2020
Net loss	$(24,499)
Income tax (benefit) expense	(9,439)
Interest expense, net	86,774
Interest expense on junior subordinated debentures	12,707
Investment income on trust common securities	(378)
Depreciation	67,423
Amortization	59,492
Mark-to-market adjustment on interest rate swaps	601
EBITDA	192,681
Stock compensation expense	5,125
Management fees	577
Facility exits(1)	3,894
Restructuring(2)	4,902
Litigation expense(3)	7,719
Acquisition and integration expense(4)	9,832
Change in fair value of contingent consideration	(3,515)
Other non-recurring charges(5)	2,885
Compensation adjusted EBITDA	$224,100

(1)
Facility exits include costs associated with the closure of facilities in Parma, Ohio, San Antonio, Texas, and Dallas, Texas.

(2)
Restructuring includes restructuring costs associated with restructuring in our Canada segment announced in 2018, including facility consolidation, stock keeping unit rationalization, severance, sale of property and equipment, and charges relating to exiting certain lines of business. Also included is restructuring in our United Stated business announced in 2019, including severance related to management realignment and the integration of sales and operating functions. See Note 14 — Restructuring of the Notes to the Consolidated Financial Statements for additional information. Finally, includes consulting and other costs associated with streamlining our manufacturing and distribution operations.
(3)
Litigation expense includes legal fees associated with our ongoing litigation with KeyMe, Inc. (see Note 15 — Commitments and Contingencies of the Notes to Consolidated Financial Statements for additional information).

(4)
Acquisition and integration expense includes professional fees, non-recurring bonuses, and other costs related to historical acquisitions.

(5)
Consulting costs and other related costs associated with business improvements along with ongoing expenses associated with manufacturing lines that were temporarily idle due to the pandemic.

Consolidated Compensation Cash Flow
Amounts in Thousands
Net increase (decrease) in cash and cash equivalents	$1,547
Reduction in Debt
Repayments of senior term loans	10,608
Repayments of revolving term loans, net of borrowings	41,000
Consolidated Compensation Cash Flow	$53,155
Protective Solutions EBITDA
Amounts in Thousands
Year Ended December 26, 2020
Operating income (loss)	$50,574
Depreciation and amortization	14,999
Facility exits(1)	1,551
Acquisition and integration expense(2)	113
Other nonrecurring charges(3)	(1,174)
Adjusted EBITDA	$66,063

(1)
Facility exits include costs associated with the closure of facilities in San Antonio, Texas.

(2)
Acquisition and integration expense includes professional fees, non-recurring bonuses, and other costs related to historical acquisitions.

(3)
Consulting costs and other related costs associated with business improvements along with ongoing expenses associated with manufacturing lines that were temporarily idle due to the pandemic.

In addition to the annual performance bonuses described above, our compensation committee decided to pay additional bonuses to each of Messrs. Murphy and Streng, equal to $68,513 and $75,364, respectively, based on their outstanding performance and contributions in 2020.
Long-Term Compensation Elements
Stock Options
All equity awards are granted under the HMAN Group Holdings Inc. 2014 Equity Incentive Plan (the “2014 Equity Incentive Plan”), pursuant to which Holdco may grant options, stock appreciation rights, restricted stock, and other stock-based awards in respect of an aggregate of 94,195 shares. The 2014 Equity Incentive Plan is administered by the compensation committee. Such committee determines the terms of each stock-based award grant under the 2014 Equity Incentive Plan, except that the exercise price of any granted options and the base price of any granted stock appreciation rights may not be lower than the fair market value of one share of common stock of the company as of the date of grant.
Our 2014 Equity Incentive Plan is designed to align the interests of our stockholders and executive officers by increasing the proprietary interest of our executive officers in our growth and success to advance our interests by attracting and retaining key employees, and motivating such executives to act in our long-term best interests. We grant equity awards to promote the success and enhance the value of the company by providing participants with an incentive for outstanding performance. Equity-based awards also provide the company with the flexibility to motivate, attract, and retain the services of employees upon whose judgment, interest, and special effort the successful conduct of our operation is largely dependent.
On July 30, 2020, we granted 1,940 stock options to each of Messrs. Kraft and Fagundo. These options were time-based awards which, beginning on the first anniversary of the grant date, vest 25% annually until fully vested on the fourth anniversary of the grant date, subject to the optionee’s continued employment on each such vesting date.
On January 22, 2021, to provide additional long-term retention incentives and to reward them for their outstanding performance and contributions leading up to the Business Combination, we granted 4,956 stock options to Mr. Cahill, 1,625 stock options to Mr. Kraft, 958 stock options to Mr. Fagundo, 750 stock options to Mr. Murphy, and 958 stock options to Mr. Streng. Two-thirds of the options vest in four equal annual installments based on continued service, and one-third of the options vest 50% on January 1, 2022 if the company achieves or exceeds an EBITDA target of $240 million for fiscal year 2021, and 50% on January 1, 2023 if the company achieves or exceeds an EBITDA target of $260 million for fiscal year 2022.
Long Term Cash Retention Plan
In 2018, our compensation committee adopted a long term cash retention incentive plan (the “LTCI”), designed to align executive interests, create accountability and retain executives through the integration of Hillman’s various acquisitions. The LTCI is tied to the achievement of EBITDA-based financial performance targets for our recently acquired businesses (MinuteKey and Big Time) along with the core Hillman business. The LTCI was granted to executives involved with the integration of the acquired businesses. The table below shows the LTCI payout amounts based on the achievement of threshold, target, and maximum 2020 EBITDA as set forth in the plan. In each case, EBITDA means the consolidated earnings before interest, taxes, depreciation, and amortization, as typically adjusted for non-recurring charges, but tied to the specific entity or business segment and for each applicable fiscal year.
2018 Long Term Cash Retention Plan Threshold, Target and Maximum Bonus
Name	Threshold ($)	Target ($)	Maximum ($)
Robert O. Kraft	500,000	1,000,000	1,500,000
Randall J. Fagundo	737,000	1,474,000	2,211,000
The threshold, target and maximum amounts of target EBITDA, for Minutekey and Big Time in respect of Mr. Kraft’s LTCI bonus and MinuteKey in respect of Mr. Fagundo’s LTCI bonus, that determine the NEOs’ earning of their LTCI bonuses are as follows:
Name	Threshold EBITDA ($)	Target EBITDA ($)	Maximum EBITDA ($)
Robert O. Kraft	62,000,000	76,000,000	90,000,000
Randall J. Fagundo	22,000,000	28,000,000	34,000,000
In 2020, the LTCI plan was modified for certain executives, including Messrs. Murphy and Streng. The modified LTCI plan is tied to the achievement of 2020 and 2021 EBITDA targets for Big Time. The table below shows the LTCI payouts based on the achievement of target EBITDA in 2020 and target and maximum EBITDA in 2021 as set forth in the plan.
	2020 Payout Target ($)	2021 Payout
Name		Target ($)	Maximum ($)
George S. Murphy	1,500,000	500,000	1,000,000
Jarrod T. Streng	1,500,000	500,000	1,000,000

The target and maximum amounts of EBITDA that determine the NEOs’ earning of their LTCI bonuses are as follows:
Name	December 31, 2020 Target EBITDA ($)	December 31, 2021 Target EBITDA ($)	December 31, 2021 Maximum EBITDA ($)
George S. Murphy	62,000,000	62,000,000	70,400,000
Jarrod T. Streng	62,000,000	62,000,000	70,400,000
Severance and Change in Control Benefits
We have entered into employment agreements with each of our NEOs that provide for severance payments and benefits in the event the NEO's employment is terminated under specified conditions including death, disability, termination by the company without “cause,” or the NEO resigns for “good reason” (each as defined in the agreements). In addition, we have provided for certain equity acceleration benefits designed to assure the company of the continued employment and attention and dedication to duty of these key management employees and to seek to ensure the availability of their continued service, notwithstanding the possibility or occurrence of a change in control of the company and resultant employment termination. The severance payments and equity vesting benefits payable both in the event of, and independently from, a change in control are in amounts that we have determined are necessary to remain competitive in the marketplace for executive talent. See “Potential Payments Upon Termination or Change in Control” for additional information. The Business Combination will not constitute a change in control of Hillman Holdco for purposes of any compensatory arrangements with our executive officers or directors.
Employee Benefit Plans and Perquisites
Executives are eligible to participate in the same health and benefit plans generally available to all full-time employees, including health, dental, vision, term life, disability insurance, and supplemental long term disability insurance. In addition, the NEOs are eligible to participate in Hillman Holdco’s Defined Contribution Plan (401(k) Plan) and Nonqualified Deferred Compensation Plan, both described below.
Defined Contribution Plans
Our NEOs and most other full-time U.S. employees are covered under a 401(k) retirement savings plan (the “Defined Contribution Plan”) which permits employees to make tax-deferred contributions and provides for a matching contribution of 50% of each dollar contributed by the employee up to 6% of the employee’s compensation. In addition, the Defined Contribution Plan provides a discretionary annual contribution in amounts authorized by our board of directors, subject to the terms and conditions of the plan.
Nonqualified Deferred Compensation Plan
Our NEOs and certain other employees are eligible to participate in the Hillman Holdco Nonqualified Deferred Compensation Plan (the “Deferred Compensation Plan”). The Deferred Compensation Plan allows eligible employees to defer up to 25% of salary and commissions and up to 100% of bonuses. The Company contributes a matching contribution of 25% on the first $10,000 of employee deferrals, subject to a five-year vesting schedule.
Perquisites
Mr. Kraft, Mr. Fagundo, Mr. Murphy, and Mr. Streng are entitled to reimbursement for the reasonable expenses of leasing or buying a car up to $700, $700, $750, and $750, respectively, per month.
Miscellaneous
We have not historically imposed any equity or security ownership guidelines for executives, including the NEOs. Our compensation committee considers the accounting and tax treatment of particular forms of compensation awarded to NEOs as part of its overall review of compensation, but does not structure its compensation practices to comply with specific accounting or tax treatment.

Compensation Committee Report
The compensation committee of the Hillman Holdco board of directors has reviewed and discussed the foregoing Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management. Based on this review and discussion, the compensation committee recommended to the Hillman Holdco board of directors that the Compensation Discussion and Analysis be included in this proxy statement/prospectus.
Respectfully submitted,
The Compensation Committee
Richard F. Zannino
Joseph M. Scharfenberger, Jr.
Douglas J. Cahill

Summary Compensation Table
The following table sets forth compensation that the Company’s principal Chief Executive Officer (“CEO”), principal Chief Financial Officer (“CFO”), and each of the next three highest paid executive officers of the Company, or the NEOs, earned during the years ended December 26, 2020, December 28, 2019, and December 29, 2018 in each executive capacity in which each NEO served. Mr. Cahill served as both an officer and director (upon joining Hillman in July 2019) but did not receive any compensation from the Company with respect to his role as a director.
Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)(5)	Total ($)
Douglas J. Cahill(6) President and CEO	2020	631,250	—	—	846,235	100,776	1,578,261
	2019	262,500	—	11,113,635	190,249	1,500	11,567,884
	2018	—	—	—	—	—	—
Robert O. Kraft(7) CFO and Treasurer	2020	403,029	—	748,158	1,824,173	23,905	2,999,265
	2019	415,000	—	—	171,150	17,945	604,095
	2018	415,000	—	257,692	—	17,907	690,599
Randall J. Fagundo(8) Divisional President, Robotics and Digital Solutions	2020	322,380		748,158	1,234,822	21,198	2,326,558
	2019	306,462	—	—	104,225	60,684	471,371
	2018	110,000	116,250	216,461	—	33,000	475,711
George S. Murphy(9) Executive Vice President, Sales	2020	350,000	68,513	—	1,737,738	21,364	2,177,615
	2019	347,308	50,000	—	12,142	1,268,493	1,677,943
	2018	87,500	—	177,672	104,890	3,593	373,655
Jarrod T. Streng(9) Divisional President, Personal Protective Solutions & Corporate Marketing	2020	384,058	75,364	—	1,761,512	15,159	2,236,093
	2019	347,308	50,000	—	12,142	1,268,595	1,678,045
	2018	87,500	—	177,672	104,890	3,542	373,604

(1)
Represents base salary paid including any deferral of salary into the Defined Contribution Plan and the Deferred Compensation Plan. Base salary adjustments are dependent upon the executive performance for the prior year. Increases are be effective on the anniversary of the last increase, plus or minus three months. Due to the uncertainty of the COVID-19 pandemic, base salaries for Mr. Cahill, Mr. Kraft were reduced 10% on March 29, 2020. Base salaries for Mr. Cahill and Mr. Kraft were further reduced to a 20% total reduction on April 20, 2020 and Mr. Fagundo’s base salary was reduced by 20% on April 20, 2020. Base salaries were reinstated on May 31, 2020 based on company performance.

(2)
Represents discretionary bonuses paid to Messrs. Murphy and Streng for services in 2019, and to Mr. Fagundo for services in 2018, in each case, based on the service of the executive for the years when annual bonus plan targets were not met, and discretionary bonuses paid to Messrs. Murphy and Streng for services in 2020 based on their outstanding performance in that year. These discretionary bonuses are presented in the table in the year in which the bonuses were earned. The payments were made in the subsequent year.

(3)
Represents the grant date fair value of options calculated in accordance with FASB ASC Topic 718. See Note 11 — Stock Based Compensation, to the accompanying Consolidated Financial Statements for details.

(4)
Represents earned bonuses for services rendered by the NEOs in each year and paid to each NEO in the subsequent year based on achievement of performance goals under the performance-based bonus arrangements. In 2020, this also includes payouts under the terms of the long term cash incentive plan of $1,500,000 for Mr. Kraft, Mr. Murphy and Mr. Streng, and $1,020,008 for Mr. Fagundo. See “Compensation Discussion and Analysis — Short-Term Compensation Elements — Annual Performance-Based Bonuses” above, for additional information.

(5)
The amounts in this column consist of our matching contributions to the Defined Contribution Plan ($12,980 for Mr. Cahill, $13,005 for Mr. Kraft, $12,798 for Mr. Fagundo, $3,659 for Mr. Streng and $12,364 for Mr. Murphy), our matching contributions to the Deferred Compensation Plan ($2,500 for each of Messrs. Kraft and Streng), the car allowance for each NEO ($8,400 each for Messrs. Kraft and Fagundo and $9,000 each for Messrs. Streng and Murphy), and $87,769 in moving expenses for Mr. Cahill. During each of the fiscal years 2020, 2019 and 2018, there were no above market earnings in the Deferred Compensation Plan for any of the NEOs.

(6)
Mr. Cahill was hired effective July 29, 2019 as Executive Chairman, Senior Executive Officer and promoted to President and Chief Executive Officer effective September 16, 2019.

(7)
Mr. Kraft was hired effective November 1, 2017.

(8)
Mr. Fagundo was hired effective August 10, 2018.

(9)
Mr. Murphy and Mr. Streng were hired effective October 1, 2018.

Grants of Plan-Based Awards in Fiscal Year 2020
The following table summarizes the plan-based incentive awards we granted to our NEOs in 2020:
		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Option Awards: Number of Securities Underlying Options (#)(3)	Exercise Price of Option Awards ($)	Grant Date Fair Value of Stock and Option Awards ($)(4)
Name	Grant Date	Minimum ($)	Target ($)	Maximum ($)
Douglas J. Cahill	4/22/2020	325,000	650,000	975,000	—	—	—
Robert O. Kraft	4/22/2020	124,500	249,000	373,500	—	—	—
	7/30/2020	—	—	—	1,940	1,300.00	748,158
Randall J. Fagundo	4/22/2020	82,500	165,000	247,500	—	—	—
	7/30/2020	—	—	—	1,940	1,300.00	748,158
George S. Murphy	4/22/2020	87,500	175,000	262,500	—	—	—
Jarrod T. Streng	4/22/2020	96,250	192,500	288,750	—	—	—

(1)
The amounts in this table granted on April 22, 2020, reflect the 2020 performance-based bonus awards that each NEO was eligible to receive pursuant to the terms of his employment agreement and the Company’s 2020 performance bonus plan. Each NEO’s overall target and maximum performance-based bonus for 2020 was determined as a percentage of base salary. See the description of Annual Performance Bonus in the Compensation Discussion and Analysis for a description of the specific performance components and more detail regarding the determination of actual 2020 annual performance bonus and Incentive Bonus payments.

(2)
Represents grants of options pursuant to the 2014 Equity Incentive Plan.

(3)
The amount included in this column represents the grant date fair value of options and restricted stock calculated in accordance with FASB ASC Topic 718. See Note 11 — Stock Based Compensation, to the accompanying Consolidated Financial Statements for details.

Outstanding Equity Awards at 2020 Fiscal Year-End
The following table sets forth the number of unexercised options and unvested shares of restricted stock held by the NEOs at December 26, 2020.
	Option Awards(1)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards; Number of Securities Underlying Unexercised Unearned Option (#)	Option Exercise Price ($)	Option Expiration Date
Douglas J. Cahill	8,333.25	24,999.75	—	1,400.00	7/29/2029
Robert O. Kraft	1,125.00	375.00	1,500	1,000.00	11/1/2027
	312.50	312.50	625	1,200.00	8/30/2028
	—	1,940.00	—	1,300.00	7/30/2030
Randall J. Fagundo	262.50	262.50	525	1,200.00	8/10/2028
	—	1,940.00	—	1,300.00	7/30/2030
George S. Murphy	212.50	212.50	425	1,200.00	10/1/2028
Jarrod T. Streng	212.50	212.50	425	1,200.00	10/1/2028

(1)
All stock options reported in the table above are options to acquire Holdco common stock granted under the 2014 Equity Incentive Plan. Pursuant to each NEO’s stock option award agreement (other than options granted to Mr. Cahill in 2019 and options granted to Mr. Kraft and Mr. Fagundo in 2020), these options were divided into two equal vesting tranches. The first tranche is a time-based award which, beginning on the first anniversary of the grant date, vests 25% annually until fully vested on the fourth anniversary of the grant date, subject to the optionee’s continued employment on each such vesting date.

The second tranche of each stock option grant is performance-based. Subject to the optionee’s continuous employment through the consummation of a sale event, 100% of the performance-based options will vest if the CCMP stockholders receive proceeds resulting in a multiple on investment of at least 2.0. Options granted to Mr. Cahill in 2019 and options granted to Mr. Kraft and Mr. Fagundo in 2020 do not contain the performance based vesting criteria and vest solely on the time-based schedule described above.
Option Exercises and Stock Vested During Fiscal Year 2020
No NEO exercised any stock options during the year ended December 26, 2020. There were no other stock-based awards eligible for vesting during fiscal year 2020.
Nonqualified Deferred Compensation for Fiscal Year 2020
The following table sets forth activity in the Deferred Compensation Plan for the NEOs for the year ended December 26, 2020:
Name	Executive Contributions ($)(1)	Company Matching Contributions ($)(2)	Aggregate Earnings ($)(3)	Aggregate Withdrawal/ Distributions ($)	Aggregate Balance at 12/26/2020 ($)(4)
Douglas J. Cahill	—	—	—	—	—
Robert O. Kraft	12,091	2,500	7,086	—	51,354
Randall J. Fagundo	—	—	—	—	—
George S. Murphy	—	—	—	—	—
Jarrod T. Streng	11,514	2,500	2,646	—	16,603

(1)
The amounts in this column represent the deferral of base salary and annual performance bonuses. These amounts are also included in the Summary Compensation Table in the Salary or Non-Equity Incentive Plan Compensation columns, as appropriate.

(2)
The amounts in this column are also included in the Summary Compensation Table in the All Other Compensation column.

(3)
Earnings in the Deferred Compensation Plan were not at a level required to be included in the Summary Compensation Table.

(4)
Amounts reported in this column for each NEO include amounts previously reported in the company’s Summary Compensation Table in previous years when earned if that officer’s compensation was required to be disclosed in a previous year. Amounts previously reported in such years include previously earned, but deferred, salary and bonus and company matching contributions. This total reflects the cumulative value of each NEO’s deferrals, matching contributions, and investment experience.

All of our executives, including each of our NEOs, are eligible to participate in the Deferred Compensation Plan. The Deferred Compensation Plan allows eligible employees to defer up to 25% of salary and commissions and up to 100% of bonuses. A separate account is maintained for each participant in the Deferred Compensation Plan, reflecting hypothetical contributions, earnings, expenses, and gains or losses. The plan is “unfunded” for tax purposes — those are notional accounts and not held in trust. We contribute a matching contribution of 25% on the first $10,000 of salary and bonus deferrals. Participants in the Deferred Compensation Plan can choose to invest amounts deferred and the matching company contributions in a variety of mutual fund investments, consisting of bonds, stocks, and short-term investments as well as blended funds. The available investment choices are the same as the primary investment choices available under the Defined Contribution Plan. The account balances are thus subject to investment returns and will change over time depending on market performance. A participant is entitled to receive his or her account balance upon termination of employment or the date or dates selected by the participant on his or her enrollment forms. If a participant dies or experiences a total and permanent disability before terminating employment and before commencement of payments, the entire value of the participant’s account shall be paid at the time selected by the participant in his or her enrollment forms.
Potential Payments Upon Termination or Change in Control
Severance Payments and Benefits under Employment Agreements
We have an employment agreement with each NEO that provides for specified payments and benefits in connection with certain terminations of employment.
No severance payments or benefits are payable in the event of a termination for cause or resignation without good reason (each as defined below). Additional severance payments and benefits for each NEO are described below.
For all NEOs, severance payments and benefits are conditioned upon the execution by the executive of a release of claims against the Company and his continued compliance with the restrictive covenants contained in the employment agreement and/or stock option award agreement. The employment agreements and/or stock option award agreements require the executive not to disclose at any time confidential information of the company or of any third party to which the company has a duty of confidentiality and to assign to the company all intellectual property developed during employment. Pursuant to their employment agreements and/or stock option award agreements, the executives are also required (i) during employment and for one year thereafter not to compete with the company and (ii) during employment and for two years thereafter not to solicit the employees, customers, or business relations of the company or make disparaging statements about the company.
Douglas J. Cahill
For Mr. Cahill, in the event of termination of employment by the company without cause or resignation by Mr. Cahill with good reason, Mr. Cahill would be entitled to continued payments of base salary and his target bonus for a period of one year following termination.

Robert O. Kraft
For Mr. Kraft, in the event of termination of employment by the company without cause or resignation by Mr. Kraft with good reason, Mr. Kraft would be entitled to (i) continued payments of base salary for a period of one year following termination and (ii) a proportionate portion of his annual bonus for the year in which the termination occurs, payable when bonus payments for such year are made to other senior executives.
Randall J. Fagundo
For Mr. Fagundo, in the event of termination of employment by the company without cause or resignation by Mr. Fagundo with good reason, Mr. Fagundo would be entitled to continued payments of base salary and target bonus for a period of one year following termination.
George S. Murphy
For Mr. Murphy, in the event of termination of employment by the company without cause or resignation by Mr. Murphy with good reason, Mr. Murphy would be entitled to (i) continued payments of base salary for a period of one year following termination, (ii) the annual bonus earned in the year prior to his termination, but not yet paid, and (iii) a proportionate portion of his annual bonus for the year in which the termination occurs, payable when bonus payments for such year are made to other senior executives.
Jarrod T. Streng
For Mr. Streng, in the event of termination of employment by the company without cause or resignation by Mr. Streng with good reason, Mr. Streng would be entitled to (i) continued payments of base salary for a period of one year following termination, (ii) the annual bonus earned in the year prior to his termination, but not yet paid, and (iii) a proportionate portion of his annual bonus for the year in which the termination occurs, payable when bonus payments for such year are made to other senior executives.
“Good reason” is defined generally as (i) any material diminution in the executive’s position, authority, or duties, (ii) the company reassigning the executive to work at a location that is more than 75 miles from the executive’s current work location, (iii) any amendment to the company’s bylaws which results in a material and adverse change to the officer and director indemnification provisions contained therein, or (iv) a material breach of the compensation, benefits, term, and severance provisions of the employment agreement by the company which is not cured within ten days following written notice from the executive. We have a ten-day period to cure all circumstances otherwise constituting good reason.
Option Vesting
All time-based options, other than the options granted in 2021, held by the NEOs will vest upon the occurrence of a change in control subject to the optionee’s continued employment through the consummation of such change in control.
Provided that the consummation of a change in control occurs during the optionee’s continued employment or on or before the first anniversary of the optionee’s termination, 100% of the performance-based options, other than the options granted in 2021, will vest if the CCMP stockholders receive proceeds resulting in a multiple on investment of at least 2.0.
The Business Combination will not constitute a change in control under the 2014 Equity Incentive Plan, or with respect to any awards or agreements thereunder, and the Business Combination will not result in the acceleration or vesting of any equity awards held by any of our NEOs. Under the 2014 Equity Incentive Plan, our compensation committee is permitted to, and may in connection with the Business Combination, make certain adjustments to outstanding equity awards, including equitable adjustments to the vesting terms applicable to performance-based options.
Estimated Payments Upon Termination of Employment or Change in Control
As required by SEC rules, the table below shows the severance payments and benefits that each of our NEOs would receive upon (1) death, disability, or non-renewal by executive, (2) termination without cause, resignation with good reason, or non-renewal by the company, (3) termination without cause, resignation with good reason, or non-renewal by the company within 90 days of a change in control or (4) a change in control, regardless of termination. The amounts are calculated as if the termination of employment (and change in control, where applicable) occurred on December 26, 2020. For purposes of the table, the cost of continuing health care, life, and disability insurance coverage is based on the current company cost for the level of such coverage elected by the executive.
Name	Death, Disability, or non-renewal by Executive ($)	Termination without cause, resignation with good reason, or non-renewal by the Company ($)	Termination without cause, resignation with good reason, or non-renewal by the Company within 90 days of a change in control ($)	Change in Control (regardless of termination)(1)
Douglas J. Cahill	—	1,300,000	1,300,000	8,237,584
Robert O. Kraft	—	739,173	739,173	3,173,735
Randall S. Fagundo	—	495,000	495,000	1,142,919
George S. Murphy	—	587,738	587,738	380,061
Jarrod T. Streng	—	646,511	646,511	380,061

(1)
Represents the cash-out value of unvested options as of December 26, 2020, which we have estimated based on the fair market value of Hillman Holdco common stock on such date as established by the Merger Agreement ($1,647.13), less the applicable exercise price, and assuming that the applicable performance targets were achieved and the options vested in full upon a “change in control” that occurred on the same date. As noted above, the Business Combination will not constitute a change in control under the 2014 Equity Incentive Plan or otherwise trigger such acceleration entitlements. Note that, in the absence of an actual change in control transaction, it is not possible to determine whether the thresholds would actually be met.

Pay Ratio Disclosure
The following information is a reasonable estimate of the annual total compensation of our employees as relates to the 2020 total compensation of our CEO. Based on the methodology described below, our CEO’s 2020 total compensation was approximately 37 times that of our median employee.
We identified the median employee using our employee population as of December 26, 2020, which included all 3,780 global full-time, part-time, temporary, and seasonal employees employed on that date. We applied an exchange rate as of December 26, 2020 to convert all international currencies into U.S. Dollars.
A variety of pay elements comprise the total compensation of our employees. This includes annual base salary, equity awards, annual cash incentive payments based on company performance, sales or commission incentives, and various field bonuses. The incentive awards an employee is eligible for is based on his or her pay grade and reporting level, and are consistently applied across the organization. Cash incentives, rather than equity, are the primary vehicle of incentive compensation for most of our employees throughout the organization. While all employees earn a base salary, not all receive such cash incentive payments. Furthermore, less than 1% of our employees receive equity awards. Consequently, for purposes of applying a consistently-applied compensation metric for determining our median employee, we selected annual base salary as the sole, and most appropriate, compensation element for determining the median employee. We used the annual base salary of our employees as reflected on our human resources systems on December 26, 2020, excluding that of our CEO, in preparing our data set.
Using this methodology, we determined that the median employee was a full-time service representative located in the United States with total annual compensation of $42,637, which includes base pay, overtime pay, bonus pay, car allowance, and 401(k) match. With respect to the 2020 total compensation of our CEO, we used the amount reported in the “Total” column of our 2020 Summary Compensation Table included in this filing, $1,578,261. Accordingly, our CEO to Employee Pay Ratio is 37:1. The pay ratio disclosed is a reasonable estimate calculated in a manner consistent with the applicable SEC disclosure rules.

Post-Business Combination Company Executive Compensation
Following the Closing, New Hillman intends to develop an executive compensation program that is designed to align compensation with New Hillman’s business objectives and the creation of stockholder value, while enabling New Hillman to attract, motivate and retain individuals who contribute to the long-term success of New Hillman. Decisions on the executive compensation program will be made by the compensation committee of the board of directors. In connection with the Business Combination, the compensation committee retained Pearl Meyer & Partners, LLC, an independent executive compensation consultant, to advise on New Hillman’s executive compensation program. For more information regarding the anticipated compensation of New Hillman’s named executive officers, see the section of this proxy statement/prospectus entitled “New Hillman Management After the Business Combination — Compensation of Directors and Executive Officers” above.
Employment Agreements Following the Business Combination
As of the date of this proxy statement/prospectus, none of our named executive officers have entered into any agreement, arrangement or understanding with Landcadia, New Hillman or their affiliates regarding employment following the consummation of the Business Combination. It is possible that Landcadia may enter into employment or consultancy, compensation, severance or other employee or consultant benefits arrangements with our named executive officers and certain other key employees in the future, but there can be no assurance that any parties will reach any such agreement.
Change in Control Payments Related to the Business Combination
As noted above, the Business Combination will not constitute a “change in control” of Hillman Holdco under the 2014 Equity Incentive Plan or for purposes of any accelerated vesting provisions of equity awards granted to our named executive officers thereunder. As of the date of this proxy statement/prospectus, none of our named executive officers are entitled to receive any compensation, whether present, deferred or contingent, that is based on or otherwise relates to the Business Combination.
Director Compensation for Fiscal Year 2020
The following table sets forth compensation earned by each of our non-employee directors for their service during the year ended December 26, 2020.
Name	Fees Earned or Paid in Cash ($)	Total ($)
Max W. Hillman, Jr.(2)(5)	60,000	60,000
Aaron P. Jagdfeld(3)(5)	75,000	75,000
David A. Owens(2)(5)	60,000	60,000
Kristin S. Steen(1)
Joseph M. Scharfenberger, Jr.(1)	—	—
Tyler J. Wolfram(4)	—	—
Philip K. Woodlief(3)(5)	75,000	75,000
Richard F. Zannino(1)	—	—
Kevin M. Mailender(4)	—	—

(1)
Mr. Scharfenberger, Mr. Zannino, and Ms. Steen are each employed and compensated by CCMP and were not compensated for their services on the board during the year ended December 26, 2020.

(2)
For their service in 2020, Mr. Hillman and Mr. Owens each received an annual board fee of $60,000.

(3)
For their service in 2020, Mr. Jagdfeld and Mr. Woodlief each received an annual board fee of $60,000 and an annual audit committee fee of $15,000.

(4)
During the year ended December 26, 2020, Mr. Wolfram and Mr. Mailender were employed and compensated by Oak Hill Capital Management, LLC and were not compensated for their services on the board. On December 31, 2020, Mr. Mailender ceased to be employed by Oak Hill Capital Management, LLC and no longer serves on our board of directors.
(5)
As of December 26, 2020, each of Messrs. Hillman, Jadgfeld, Owens, and Woodlief held stock options in respect of 300 shares of our common stock.

Directors do not receive any perquisites or other personal benefits from the Company. Messrs. Hillman, Owens, Jagdfeld and Woodlief are eligible but have not elected to participate in our Deferred Compensation Plan. None of our directors received any stock options or other equity-based awards in 2020.
Post Business Combination Company Director Compensation
In connection with the consummation of the Business Combination, New Hillman intends to adopt a new non-employee director compensation policy designed to enable the company to attract and retain, on a long-term basis, highly qualified non-employee directors. For more information regarding the anticipated compensation of New Hillman’s directors, see the section of this proxy statement/prospectus entitled “New Hillman Management After the Business Combination — Compensation of Directors and Executive Officers” above.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Landcadia
Purchase of Founder Shares and Private Placement Warrants
On March 13, 2018, JFG Sponsor, through a subsidiary, purchased a 100% of the membership interest in Landcadia for $1,000. On August 24, 2020, TJF Sponsor purchased a 51.7% membership interest in Landcadia for $1,070. Simultaneously Landcadia converted from a limited liability company to a corporation and issued stock in lieu of membership rights to its members. The Sponsors were issued a total of 11,500,000 Class B shares based on their proportional interests in Landcadia. Further, on September 16, 2020, Landcadia conducted a 1:1.25 stock split of the founder shares so that a total of 14,375,000 founder shares were issued and outstanding. Subsequently on November 22, 2020 the Sponsors forfeited an aggregate of 1,875,000 shares of Class B common stock because the underwriters did not exercise their over-allotment option. As of the date of this prospectus, TJF Sponsor owns 6,462,500 founder shares and JFG Sponsor owns 6,037,500 founder shares.
Landcadia’s Sponsors purchased an aggregate of 8,000,000 private placement warrants in connection with Landcadia’s initial public offering, at a price of $1.50 per warrant, or $12,000,000 in the aggregate. Each private placement warrant entitles the holder to purchase one share of Class A common stock at $11.50 per share. The private placement warrants (including the Class A common stock issuable upon exercise of the private placement warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold until 30 days after the completion of the Business Combination. As of the date of this prospectus, TJF Sponsor owns 4,000,000 private placement warrants and JFG Sponsor owns 4,000,000 private placement warrants.
Administrative Services Agreement
Landcadia’s executive offices at 1510 West Loop South, Houston, Texas 77027 are provided by TJF Sponsor. Commencing upon consummation of its initial public offering, Landcadia reimburses FEI, an affiliate of TJF Sponsor, for office space, secretarial and administrative services provided to members of our management team in an amount not to exceed $20,000 per month. Upon completion of Landcadia’s initial business combination or liquidation, it will cease paying these monthly fees.
Financial, Capital Markets and Other Advisory Fees
Jefferies, as the underwriter of our IPO is entitled to receive $17.5 million of deferred underwriting commission. We have agreed to pay placement agent fees and capital markets advisory fees to Jefferies, an affiliate of JFG Sponsor, of $8.4 million and $13.5 million, respectively, upon the Closing.
Additionally, Jefferies has been engaged by Hillman Holdco to help it review strategic alternatives, including a sale of control of Hillman. Jefferies expects to receive M&A Advisory fees and financing fees in the amount of $6.8 million and $18.6 million, respectively from Hillman, upon the Closing. In addition, Jefferies Finance, a subsidiary of JFG Sponsor, serves as administrative agent and collateral agent on Hillman Holdco's existing senior credit facilities that are expected to be refinanced in connection with the Closing. Furthermore, Jefferies Finance is expected to be joint lead arranger, joint lead bookrunner and one of the lenders, and sole administrative agent and sole collateral agent, in New Hillman's first lien term loan facility that is being entered into in connection with the Closing and expects to receive up to $22.7 million in fees in connection with such role.
Related Party Reimbursements and Loans
Landcadia’s officers and directors are entitled to reimbursement for any out-of-pocket expenses incurred in connection with activities on Landcadia’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Landcadia’s audit committee reviews on a quarterly basis all payments that were made to our Sponsor, Landcadia’s officers, directors or its or their affiliates.

In addition, in order to finance transaction costs in connection with an intended initial business combination, our Sponsors or an affiliate of one of our Sponsors or certain of its officers and directors may, but are not obligated to, loan Landcadia funds as may be required on a non-interest basis. If Landcadia completes the Business Combination, it would repay such loaned amounts. In the event that the Business Combination does not close, Landcadia may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from its Trust Account would be used for such repayment. The warrants would be identical to the private placement warrants. Except as set forth above, the terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans.
Registration Rights
The holders of the founder shares, private placement warrants, shares of Company Class A common stock issuable upon conversion of the founder shares, private placement warrants or working capital loans are entitled to registration rights under the Company’s existing registration rights agreement (the “Existing Registration Rights Agreement”). In connection with the closing, these holders will amend and restate the Existing Registration Rights Agreement to provide that Landcadia will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of New Hillman common stock and other equity securities of Landcadia that are held by the parties thereto from time to time.
Landcadia’s Policy for Approval of Related Party Transactions
The audit committee of Landcadia’s Board has adopted a policy setting forth the policies and procedures for its review and approval or ratification of  “related party transactions.” A “related party transaction” is any consummated or proposed transaction or series of transactions: (i) in which Landcadia was or is to be a participant; (ii) the amount of which exceeds (or is reasonably expected to exceed) $120,000 in the aggregate over the duration of the transaction (without regard to profit or loss); and (iii) in which a “related party” had, has or will have a direct or indirect material interest. “Related parties” under this policy include: (i) Landcadia’s directors, nominees for director or executive officers; (ii) any record or beneficial owner of more than 5% of any class of Landcadia’s voting securities; (iii) any immediate family member of any of the foregoing if the foregoing person is a natural person; and (iv) any other person who may be a “related person” pursuant to Item 404 of Regulation S-K under the Exchange Act. Pursuant to the policy, the audit committee will consider (i) the relevant facts and circumstances of each related party transaction, including if the transaction is on terms comparable to those that could be obtained in arm’s-length dealings with an unrelated third party, (ii) the extent of the related party’s interest in the transaction, (iii) whether the transaction contravenes Landcadia’s code of ethics or other policies, (iv) whether the audit committee believes the relationship underlying the transaction to be in the best interests of Landcadia and its shareholders, and (v) the effect that the transaction may have on a director’s status as an independent member of the board and on his or her eligibility to serve on the board’s committees. Management will present to the audit committee each proposed related party transaction, including all relevant facts and circumstances relating thereto. Under the policy, Landcadia may consummate related party transactions only if its audit committee approves or ratifies the transaction in accordance with the guidelines set forth in the policy. The policy does not permit any director or executive officer to participate in the discussion of, or decision concerning, a related person transaction in which he or she is the related party.
Hillman Holdco
Management Agreement
Hillman entered into an advisory services and management agreement (the “Management Agreement”) with CCMP Capital Advisors, LP (“CCMP”) and Oak Hill Capital Management, LLC. (“Oak Hill”). In connection with the Management Agreement, among other things, Hillman is obligated to pay CCMP and Oak Hill an annual non-refundable periodic retainer fee in an aggregate amount equal to $500,000 per annum, paid to CCMP and Oak Hill pro rata. The fee is to be paid in equal installments quarterly in advance on the first business day of each calendar quarter. Hillman has recorded aggregate management fee charges and expenses from CCMP and Oak Hill of approximately $0.6 million for each of the years ended December 26, 2020, December 28, 2019 and December 29, 2018. The Management Agreement will be terminated at the Closing.

Stockholders’ Agreement
Hillman Holdco entered into a Stockholders’ Agreement with affiliates of CCMP and Oak Hill Capital Partners III, L.P., Oak Hill Capital Management Partners III, L.P. and OHCP III HC RO, L.P. (collectively “the Oak Hill Funds”). The Stockholders’ Agreement, among other things, provides the terms for the constituency of directors. Pursuant to the terms of the Stockholders’ Agreement, the directors comprising the Board shall consist of directors designated by CCMP, but shall also include the current Chief Executive Officer of Hillman Holdco and up to two (2) directors designated by the Oak Hill Funds, subject to the Oak Hill Funds meeting certain requirements described below. The current slate of directors as of the date of this proxy statement/prospectus is as follows: Douglas J. Cahill, Joseph M. Scharfenberger, Jr., Max W. Hillman, Jr., Kristin S. Steen, Aaron P. Jagdfeld, Tyler J. Wolfram, Philip W. Woodlief, David A. Owens, Richard F. Zannino.
The Oak Hill Funds’ right to appoint directors is subject to continued ownership of Hillman shares. For so long as the Oak Hill Funds hold (a) at least 9.2% of Hillman’s common stock and (b) the Oak Hill Funds continue to own 50% of the shares of common stock that the Oak Hill Funds owned immediately following the closing referenced in the Stockholder’s Agreement, they have the right to appoint two (2) directors. For so long as the Oak Hill Funds hold (a) at least 4.6% of Hillman’s common stock and (b) the Oak Hill Funds continue to own 50% of the shares of common stock that the Oak Hill Funds owned immediately following the closing referenced in the Stockholder’s Agreement, they have the right to appoint one (1) director. The Stockholders’ Agreement will be terminated at the Closing.
Sale of Hillman Holdco Stock and Dividends
Hillman recorded proceeds from the sale of Hillman Holdco stock to members of management and the Board of Directors of $0.8 million for the year ended December 28, 2019. No such sales were recorded in the year ended December 26, 2020 nor December 29, 2018.
In the year ended December 29, 2018, Hillman paid a dividend of approximately $3.8 million to Hillman Holdco in connection with the repurchase of 4,200 shares of Hillman Holdco stock from former members of management. No dividends were paid in fiscal 2020 nor fiscal 2019.
Affiliate Leases
Gregory Mann and Gabrielle Mann are employed by Hillman. Hillman leases an industrial warehouse and office facility from companies under the control of the Manns. Hillman has recorded rental expense for the lease of this facility on an arm’s length basis. Hillman’s rental expense for the lease of this facility was $0.4 million for each of the years ended December 26, 2020, December 28, 2019 and December 29, 2018.
During 2019 and 2018, Hillman had three leases for five properties containing industrial warehouse, manufacturing plant, and office facilities in Canada. The owners of the properties under one lease are relatives of Richard Paulin, who was employed by The Hillman Group Canada ULC until his retirement effective April 30, 2017, and the owner of the properties under the other two leases is a company which is owned by Richard Paulin and certain of his relatives. Hillman has recorded rental expense for the three leases on an arm’s length basis. Rental expense for these facilities was $0.6 million for the years ended December 28, 2019 and December 29, 2018.
Douglas J. Cahill is currently Hillman’s President and CEO and is also a former Managing Director of CCMP. CCMP’s private equity fund, CCMP Capital Investors III, L.P. (“CCMP III”), together with its related fund vehicles, owns approximately 79.1% of Holdco’s outstanding common stock as of December 26, 2020. Mr. Cahill has retained a carried interest in CCMP III, and the fair value of this carried interest, which is based on the overall performance of CCMP III, is contingent on several factors. As of December 26, 2020, the fair value of the carried interest is not estimable in accordance with ASC 405 — Contingencies.
Registration Rights Agreement
At the Closing, New Hillman, the Sponsors, CCMP and the Oak Hill Funds intend to enter into the A&R Registration Rights Agreement, pursuant to which, among other things, the parties to the A&R Registration Rights Agreement will agree will agree not to effect any sale or distribution of any equity securities of New Hillman held by any of them during the lock-up period described therein and will be granted certain registration rights with respect to their respective shares of New Hillman common stock, in each case, on the terms and subject to the conditions therein.
Indemnification Agreements with Officers and Directors and Directors and Officers’ Liability Insurance
In connection with the Business Combination, New Hillman will enter into indemnification agreements with each of the New Hillman’s executive officers and directors. The indemnification agreements, New Hillman’s restated certificate of incorporation and its bylaws to be in effective upon completion of the Business Combination, will require that New Hillman indemnify its directors to the fullest extent permitted by Delaware law. Subject to certain limitations, the restated certificate of incorporation will also require New Hillman to advance expenses incurred by its directors in defending or otherwise participating in any such proceeding in advance of its final disposition. New Hillman will also maintain a general liability insurance policy, which covers certain liabilities of its directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.
LEGAL MATTERS
White & Case LLP will pass upon the validity of the New Hillman common stock issued in connection with the Business Combination and certain other legal matters related to this proxy statement/ prospectus.
EXPERTS
The financial statements of Landcadia Holdings III, Inc., as of December 31, 2020 and December 31, 2019, for the years ended December 31, 2020 and December 31, 2019 and for the period from March 13, 2018 (inception) through December 31, 2018 included in this proxy statement/ prospectus have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report thereon, appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
The consolidated financial statements of HMAN Group Holdings, Inc. as of December 26, 2020 and December 28, 2019, and for each of the years in the three-year period ended December 26, 2020, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
The audit report covering the December 26, 2020 consolidated financial statements refers to the restatement of the 2019 and 2018 consolidated financial statements to correct misstatements and also refers to a change in the methods of accounting for leases and revenue recognition.

DELIVERY OF DOCUMENTS TO STOCKHOLDERS
Pursuant to the rules of the SEC, Landcadia and services that it employs to deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of the proxy statement/prospectus. Upon written or oral request, Landcadia will deliver a separate copy of the proxy statement/prospectus to any stockholder at a shared address to which a single copy of the proxy statement/prospectus was delivered and who wishes to receive separate copies in the future. Stockholders receiving multiple copies of the proxy statement/prospectus may likewise request that Landcadia deliver single copies of the proxy statement/prospectus in the future. Stockholders may notify Landcadia of their requests by calling or writing Landcadia at its principal executive offices 1510 West Loop South, Houston, Texas 77027, (713) 850-1010.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
The following is a discussion of material U.S. federal income tax considerations of the Business Combination for (1) U.S. holders and Non-U.S. holders (each as defined below, and together, “holders”) of shares of Landcadia Class A common stock (i) that hold New Hillman common stock following the adoption of the Proposed Charter in connection with the Business Combination or (ii) that elect to have their Landcadia Class A common stock redeemed for cash if the Business Combination is completed and (2) holders of Hillman Holdco common stock. This discussion applies only to Landcadia Class A common stock and Hillman Holdco common stock, as applicable, that are held as a “capital asset” for U.S. federal income tax purposes (generally, property held for investment). This discussion is limited to U.S. federal income tax considerations, and does not address considerations arising under any U.S. federal non-income tax laws or the tax laws of any state, local or non-U.S. jurisdiction. This discussion does not describe all of the U.S. federal income tax consequences that may be relevant to you in light of your particular circumstances, including the Medicare tax on certain investment income and the different consequences that may apply if you are subject to special rules under U.S. federal income tax law that apply to certain types of investors, such as:
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banks, financial institutions or financial services entities;

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broker-dealers;

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governments or agencies or instrumentalities thereof;

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persons that directly, indirectly or constructively own 5% or more (by vote or value) of Landcadia Class A common stock or Hillman Holdco common stock;

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persons that acquired Landcadia Class A common stock or Hillman Holdco common stock pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

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insurance companies;

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dealers or traders in securities subject to a mark-to-market method of accounting with respect to shares of Landcadia Class A common stock or Hillman Holdco common stock;

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persons holding Landcadia Class A common stock or Hillman Holdco common stock as part of a “straddle,” constructive sale, hedge, wash sale, conversion or other integrated transaction or similar transaction;

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U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

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U.S. expatriates or former long-term residents of the United States;

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regulated investment companies (RICs) or real estate investment trusts (REITs);

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persons subject to the alternative minimum tax provisions of the Code;

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partnerships (or entities or arrangements classified as partnerships or other pass-through entities for U.S. federal income tax purposes) and any beneficial owners of such entities;

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“specified foreign corporations” (including “controlled foreign corporations”), “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax; and

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tax-exempt entities.

If you are a partnership (including an entity or arrangement classified as a partnership or other pass-through entity) for U.S. federal income tax purposes, the U.S. federal income tax treatment of your partners (or other owners) generally will depend on the status of the partners (or other owners) and your activities. If you are a partner (or other owner) in such an entity holding shares of Landcadia Class A common stock or Hillman Holdco common stock, you are urged to consult your tax advisor regarding the tax consequences of the Business Combination.
This discussion is based on the Code and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date hereof, all of which are subject to change, possibly on a retroactive basis, and changes to any of which subsequent to the date of this proxy statement/prospectus may affect the tax consequences described herein. This discussion does not address any aspect of state, local or non-U.S. taxation, or any U.S. federal taxes other than income taxes (such as gift and estate taxes).
We have not sought, and do not expect to seek, a ruling from the IRS (the “IRS”) as to any U.S. federal income tax consequence described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.
You are urged to consult your tax advisor with respect to the application of U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.
Tax Consequences of the Merger to Holders of Hillman Holdco Common Stock
Tax Consequences if the Merger Qualifies as a Reorganization Within the Meaning of Section 368(a) of the Code
The parties intend for the merger contemplated by the Merger Agreement to be treated as a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code. The obligations of Hillman Holdco, Landcadia and the Merger Sub to complete the merger are not conditioned on the receipt of opinions from Ropes & Gray LLP or White & Case LLP to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and the merger will occur even if it does not so qualify. Neither Hillman Holdco nor Landcadia has requested, and neither intends to request, a ruling from the IRS as to the U.S. federal income tax consequences of the merger. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. Accordingly, each holder of Hillman Holdco common stock is urged to consult its tax advisor with respect to the particular tax consequence of the merger to such holder.
If the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, each holder of Hillman Holdco common stock generally will not recognize gain or loss upon exchanging its Hillman Holdco common stock for New Hillman common stock. The tax basis of New Hillman common stock received by a holder of Hillman Holdco common stock will be the same as the tax basis of the Hillman Holdco common stock surrendered in exchange for New Hillman common stock. Such aggregate adjusted tax basis will be allocated to New Hillman common stock received by the holder. The holder’s holding period for the shares of New Hillman common stock that it receives pursuant to the merger will include its holding period for the shares of Hillman Holdco common stock it surrenders.
If a holder acquired different blocks of Hillman Holdco common stock at different times or different prices, it is urged to consult its tax advisor regarding the impact of such matters in its specific circumstances.
Tax Consequences if the Merger Fails to Qualify as a Reorganization Within the Meaning of Section 368(a) of the Code
If the merger contemplated by the Merger Agreement does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, then, for U.S. federal income tax purposes, a holder holding Hillman Holdco common stock generally would be treated as selling its Hillman Holdco common stock in exchange for New Hillman common stock in a taxable transaction.
A U.S. holder (as defined below) who receives the merger consideration pursuant to the merger would generally recognize capital gain or loss equal to the difference, if any, between (i) the sum of the fair market values of New Hillman common stock received, as determined for U.S. federal income tax purposes and (ii) such U.S. holder’s adjusted tax basis in Hillman Holdco common stock surrendered. Such gain or loss generally will be long-term capital gain or loss, provided the U.S. holder’s holding period for Hillman Holdco common stock surrendered in the merger exceeds one year as of the closing date. Long-term capital gain of certain non-corporate holders (including individuals) is currently eligible for U.S. federal income taxation at preferential rates (currently at a maximum rate of 20%). The deductibility of capital losses is subject to limitations under the Code. U.S. holders that realize a loss should consult their tax advisors regarding the allowance of this loss.
The tax consequences to a Non-U.S. holder (as defined below) if the merger is treated as a taxable sale of Hillman Holdco common stock by the Non-U.S. holder generally will be the same as described below under the section entitled “— Non-U.S. Holders — Gain on Sale, Taxable Exchange or Other Taxable Disposition of Landcadia Class A Common Stock” with respect to Hillman Holdco common stock sold. The Merger Agreement obligates Hillman Holdco to deliver a certificate to Landcadia on the closing date that as of the date on the certificate Hillman Holdco is not a United States real property holding corporation.
A holder’s initial tax basis in New Hillman common stock received in the merger will equal the fair market value of such stock upon receipt, and the holding period for such stock will begin on the day following the closing date of the merger.
Adoption of the Proposed Charter
Holders of Landcadia Class A common stock are not expected to recognize any gain or loss under U.S. federal income tax laws as a result of the adoption of the Proposed Charter in connection with the Business Combination. It is expected that each such holder would have the same basis in its New Hillman common stock after the adoption of the Proposed Charter as that holder has in the corresponding Landcadia Class A common stock immediately prior to the adoption of the Proposed Charter and such holder’s holding period in the New Hillman common stock would include the holder’s holding period in the corresponding Landcadia Class A common stock. Although the matter is not entirely clear, these consequences to the holders assume, and we intend to take the position, that the adoption of the Proposed Charter does not result in an exchange by the holders of Landcadia Class A common stock for New Hillman common stock for U.S. federal income tax purposes. If contrary to this characterization, the adoption of the Proposed Charter does result in an exchange, it is expected that such exchange would be treated as a recapitalization for U.S. federal income tax purposes. The consequences to holders of a recapitalization could be different than those discussed above. Each holder should consult its own tax advisor regarding the U.S. federal income tax consequences to it of the adoption of the Proposed Charter in connection with the Business Combination.
The remainder of this discussion assumes that the adoption of the Proposed Charter will not result in an exchange for U.S. federal income tax purposes.
Redemption of Landcadia Class A Common Stock
THIS DISCUSSION IS ONLY A SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS ASSOCIATED WITH THE REDEMPTION OF OUR CLASS A COMMON STOCK. EACH INVESTOR IN OUR CLASS A COMMON STOCK IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE REDEMPTION OF OUR CLASS A COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL NON-INCOME, STATE, LOCAL, AND NON-U.S. TAX LAWS.
If a holder’s shares of Landcadia Class A common stock are redeemed pursuant to the redemption provisions described in this proxy statement/prospectus under the section entitled “The Special Meeting — Redemption Rights,” the treatment of the redemption for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale, taxable exchange or other taxable disposition (a “sale”) of Landcadia Class A common stock under Section 302 of the Code. If the redemption qualifies as a sale of shares of Class A common stock, a U.S. holder (as defined below) will be treated as described below under the section entitled “U.S. Holders — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Landcadia Class A Common Stock,” and a Non-U.S. holder (as defined below) will be treated as described under the section entitled “Non-U.S. Holders — Gain on Sale, Taxable Exchange or Other Taxable Disposition of Landcadia Class A Common Stock.” If the redemption does not qualify as a sale of shares of Landcadia Class A common stock, a holder will be treated as receiving a corporate distribution, with the tax consequences to a U.S. holder described below under the section entitled “U.S. Holders — Taxation of Distributions,” or the tax consequences to a Non-U.S. holder described below under the section entitled “Non-U.S. Holders — Taxation of Distributions.”
Whether a redemption of shares of Landcadia Class A common stock qualifies for sale treatment will depend largely on the total number of shares of our stock treated as held by the redeemed holder before and after the redemption (including any stock constructively owned by the holder as described in the following paragraph) relative to all of our shares outstanding both before and after the redemption. The redemption of Landcadia Class A common stock generally will be treated as a sale of Landcadia Class A common stock (rather than as a corporate distribution) if the redemption (i) is “substantially disproportionate” with respect to the holder, (ii) results in a “complete termination” of the holder’s interest in us or (iii) is “not essentially equivalent to a dividend” with respect to the holder. These tests are explained more fully below.
In determining whether any of the foregoing tests result in a redemption qualifying for sale treatment, a holder takes into account not only shares of our stock actually owned by the holder, but also shares of our stock that are constructively owned by it under certain attribution rules set forth in the Code. A holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the holder has an interest or that have an interest in such holder, as well as any stock that the holder has a right to acquire by exercise of an option, which would generally include Landcadia Class A common stock that could be acquired pursuant to the exercise of the private placement warrants or the public warrants. Moreover, any of our stock that a holder directly or constructively acquires pursuant to the Business Combination generally should be included in determining the U.S. federal income tax treatment of the redemption.
In order to meet the substantially disproportionate test, the percentage of our outstanding voting stock actually and constructively owned by the holder immediately following the redemption of shares of Landcadia Class A common stock must, among other requirements, be less than 80% of the percentage of our outstanding voting stock actually and constructively owned by the holder immediately before the redemption (taking into account both redemptions by other holders of Landcadia Class A common stock and any Landcadia Class A common stock to be issued pursuant to the Business Combination). There will be a complete termination of a holder’s interest if either (i) all of the shares of our stock actually and constructively owned by the holder are redeemed or (ii) all of the shares of our stock actually owned by the holder are redeemed and the holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the holder does not constructively own any other shares of our stock (including any stock constructively owned by the U.S. holder as a result of owning warrants). The redemption of Landcadia Class A common stock will not be essentially equivalent to a dividend if the redemption results in a “meaningful reduction” of the holder’s proportionate interest in us. Whether the redemption will result in a meaningful reduction in a holder’s proportionate interest in us will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.”
If none of the foregoing tests is satisfied, then the redemption of shares of Landcadia Class A common stock will be treated as a corporate distribution to the redeemed holder, with the tax effects to U.S. holders as described below under the section entitled “U.S. Holders — Taxation of Distributions,” and the tax effects to Non-U.S. holders as described below under the section entitled “Non-U.S. Holders — Taxation of Distributions.” After the application of those rules, any remaining tax basis of the holder in the redeemed Landcadia Class A common stock will be added to the holder’s adjusted tax basis in its remaining stock, or, if it has none, to the holder’s adjusted tax basis in its warrants or possibly in other stock constructively owned by it.
A holder should consult with its own tax advisors as to the tax consequences of a redemption.
U.S. Holders
This section applies to you if you are a “U.S. holder.” A U.S. holder is a beneficial owner of shares of Landcadia Class A common stock who or that is, for U.S. federal income tax purposes:

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an individual who is a citizen or resident of the United States;

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a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof or the District of Columbia;

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an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

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a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “United States persons” (within the meaning of the Code) have the authority to control all substantial decisions of the trust or (ii) the trust validly elected to be treated as a United States person for U.S. federal income tax purposes.

Taxation of Distributions.   If our redemption of a U.S. holder’s shares of Landcadia Class A common stock is treated as a distribution, as discussed above under the section entitled “Redemption of Landcadia Class A Common Stock,” the amount of cash received in the redemption generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in Landcadia Class A common stock. Any remaining excess will be treated as gain realized on the sale of the Landcadia Class A common stock and will be treated as described below under the section entitled “U.S. Holders — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock.”
Dividends we pay to a U.S. holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends we pay to a non-corporate U.S. holder may constitute “qualified dividend income” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. It is unclear whether the redemption rights with respect to the Landcadia Class A common stock described in this proxy statement/prospectus may prevent a U.S. holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be. If the holding period requirements are not satisfied, then a corporation may not be able to qualify for the dividends received deduction and would have taxable income equal to the entire dividend amount, and non-corporate U.S. holders may be subject to tax on such dividend at regular ordinary income tax rates instead of the preferential rate that applies to qualified dividend income.
Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Landcadia Class A Common Stock.   If our redemption of a U.S. holder’s shares of Landcadia Class A common stock is treated as a sale, as discussed above under the section entitled “Redemption of Landcadia Class A Common Stock,” a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the U.S. holder’s adjusted tax basis in the shares of Landcadia Class A common stock redeemed. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for the Landcadia Class A common stock so disposed of exceeds one year. It is unclear, however, whether the redemption rights with respect to the Landcadia Class A common stock described in this proxy statement/prospectus may suspend the running of the applicable holding period for this purpose. If the running of the holding period for the Landcadia Class A common stock is suspended, then non-corporate U.S. holders may not be able to satisfy the one-year holding period requirement for long-term capital gain treatment, in which case any redemption proceeds treated as gain on a sale of the shares would be subject to short-term capital gain treatment and would be taxed at regular ordinary income tax rates. Long-term capital gains recognized by non-corporate U.S. holders may be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.
Generally, the amount of gain or loss recognized by a U.S. holder in a sale is an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such sale and (ii) the U.S. holder’s adjusted tax basis in its Landcadia Class A common stock so disposed of. A U.S. holder’s adjusted tax basis in its Landcadia Class A common stock generally will equal the U.S. holder’s acquisition cost less any prior distributions paid to the U.S. holder with respect to its shares of Landcadia Class A common stock that were treated as a return of capital.

U.S. holders who hold different blocks of Landcadia Class A common stock (shares of Landcadia Class A common stock purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.
Non-U.S. Holders
This section applies to you if you are a “Non-U.S. holder.” A Non-U.S. holder is a beneficial owner of Landcadia Class A common stock who or that is, for U.S. federal income tax purposes:
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a non-resident alien individual, other than certain former citizens and residents of the United States subject to U.S. tax as expatriates;

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a foreign corporation; or

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an estate or trust that is not a U.S. holder.

Taxation of Distributions.   If our redemption of a Non-U.S. holder’s shares of Landcadia Class A common stock is treated as a distribution, as discussed above under the section entitled “Redemption of Landcadia Class A Common Stock,” to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), the amount of cash received pursuant such redemption will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States, we will be required to withhold tax from the gross amount of the dividend at a rate of 30%, unless such Non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and timely provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. holder’s adjusted tax basis in its shares of Landcadia Class A common stock and, to the extent such distribution exceeds the Non-U.S. holder’s adjusted tax basis, as gain realized from the sale of the Landcadia Class A common stock, which will be treated as described below under the section entitled “Non-U.S. Holders — Gain on Sale, Taxable Exchange or Other Taxable Disposition of Landcadia Class A Common Stock.”
Because it may not be certain at the time a Non-U.S. holder is redeemed whether such Non-U.S. holder’s redemption will be treated as a sale of shares or a distribution constituting a dividend, and because such determination will depend in part on a Non-U.S. holder’s particular circumstances, we or the applicable withholding agent may not be able to determine whether (or to what extent) a Non-U.S. holder is treated as receiving a dividend for U.S. federal income tax purposes. Therefore, we or the applicable withholding agent may withhold tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the gross amount of any consideration paid to a Non-U.S. holder in redemption of such Non-U.S. holder’s Landcadia Class A common stock, unless (i) we or the applicable withholding agent have established special procedures allowing Non-U.S. holders to certify that they are exempt from such withholding tax and (ii) such Non-U.S. holders are able to certify that they meet the requirements of such exemption (e.g., because such Non-U.S. holders are not treated as receiving a dividend under the Section 302 tests described above under the section entitled “Redemption of Landcadia Class A Common Stock”). There can be no assurance, however, that we or any applicable withholding agent will establish such special certification procedures. If we or an applicable withholding agent withhold excess amounts from the amount payable to a Non-U.S. holder, such Non-U.S. holder generally may obtain a refund of any such excess amounts by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their own tax advisors regarding the application of the foregoing rules in light of their particular facts and circumstances and any applicable procedures or certification requirements.
The withholding tax described above generally does not apply to dividends paid to a Non-U.S. holder who provides an IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends generally will be subject to regular U.S. federal income tax as if the Non-U.S. holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A corporate Non-U.S. holder that is receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower applicable treaty rate).

Gain on Sale, Taxable Exchange or Other Taxable Disposition of Landcadia Class A Common Stock.   If our redemption of a Non-U.S. holder’s shares of Landcadia Class A common stock is treated as a sale, as discussed above under the section entitled “Redemption of Landcadia Class A Common Stock,” a Non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized in connection with such redemption, unless:
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the gain is effectively connected with the conduct by the Non-U.S. holder of a trade or business within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the Non-U.S. holder);

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such Non-U.S. holder is an individual who is present in the United States for 183 days or more during the taxable year in which the disposition takes place and has a “tax home” in the United States; or

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we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the redemption or the period that the Non-U.S. holder held Landcadia Class A common stock, and, in the case where shares of Landcadia Class A common stock are regularly traded on an established securities market, the Non-U.S. holder has owned, directly or constructively, more than 5% of Landcadia Class A common stock at any time within the shorter of the five-year period preceding the redemption or the Non-U.S. holder’s holding period for the shares of Landcadia Class A common stock. There can be no assurance that Landcadia Class A common stock will be treated as regularly traded on an established securities market for this purpose.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. holder were a U.S. resident. Any gains described in the first bullet point above of a corporate Non-U.S. holder may also be subject to an additional “branch profits tax” imposed at a 30% rate (or lower applicable treaty rate). If the second bullet point above applies to a Non-U.S. holder, such Non-U.S. holder generally will be subject to U.S. tax on such Non-U.S. holder’s net capital gain for such year (including any gain realized in connection with the redemption) at a tax rate of 30%.
If the third bullet point above applies to a Non-U.S. holder, gain recognized by such holder on the redemption of shares of Landcadia Class A common stock will be subject to tax at generally applicable U.S. federal income tax rates. In addition, we may be required to withhold U.S. federal income tax at a rate of 15% of the amount of cash received upon the redemption of shares of Landcadia Class A common stock. We believe that we are not and have not been at any time since our formation a United States real property holding corporation and we do not expect to be a United States real property holding corporation immediately after the Business Combination is completed.
Information Reporting and Backup Withholding
Payments resulting from our redemption of shares of Landcadia Class A common stock may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status.
A Non-U.S. holder generally will eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability, and a holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.
A holder of Hillman Holdco common stock that receives New Hillman common stock as a result of the merger should retain records pertaining to the merger, including records relating to the number of shares and the tax basis of such holder’s Hillman Holdco common stock. Each holder of Hillman Holdco common stock that is required to file a U.S. federal income tax return and that is a “significant holder” that receives New Hillman common stock in the merger will be required to file a statement with such U.S. federal income tax return in accordance with Treasury regulations Section 1.368-3 setting forth such holder’s tax basis in the Hillman Holdco common stock surrendered, the fair market value of the New Hillman common stock received in the merger, and certain other information.
FATCA Withholding Taxes
Provisions commonly referred to as “FATCA” impose withholding of 30% on payments of dividends (including constructive dividends received pursuant to a redemption of stock) on Landcadia Class A common stock. Thirty percent withholding under FATCA was scheduled to apply to payments of gross proceeds from the sale of property that produces U.S.-source interest or dividends beginning on January 1, 2019, but on December 13, 2018, the IRS released proposed regulations that, if finalized in their proposed form, would eliminate the obligation to withhold on gross proceeds. Although these proposed Treasury Regulations are not final, taxpayers generally may rely on them until final Treasury Regulations are issued. However, there can be no assurance that final Treasury Regulations will provide the same exceptions from FATCA withholding as the proposed Treasury Regulations.
In general, no FATCA withholding will be required with respect to a U.S. holder or an individual Non-U.S. holder that timely provides the certifications required on a valid IRS Form W-9 or W-8BEN, respectively. Holders potentially subject to withholding include “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by United States persons of interests in or accounts with those entities) have been satisfied, or an exemption applies (typically certified as to by the delivery of a properly completed IRS Form W-8BEN-E). If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally will be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Non-U.S. holders should consult their tax advisors regarding the effects of FATCA on a redemption of Landcadia Class A common stock.

STOCKHOLDER PROPOSALS AND NOMINATIONS
Stockholder Proposals (Other than Nomination of Persons for Election as Directors)
In addition to any other requirements under applicable law and the New Hillman bylaws, for business to be properly brought before an annual or special meeting by a stockholder, the New Hillman Bylaws provide that the stockholder must give timely notice in written form to New Hillman’s Secretary and such business must be a proper matter for stockholder action. Notice, to be timely, must be received at least 90 days, but no more than 120 days, prior to the first anniversary date of the immediately preceding annual meeting of stockholders (which date shall, for purposes of New Hillman’s first annual meeting of stockholders after its shares of Common Stock (as defined in the Proposed Charter) are first publicly traded, be deemed to have occurred on a date to be fixed at the time the New Hillman bylaws are approved and adopted); provided, however, that if the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date, or if no annual meeting was held in the preceding year, notice by the stockholder to be timely must be so delivered, or mailed and received, not later than the ninetieth (90th) day prior to such annual meeting or, if later, the tenth (10th) day following the day on which public disclosure of the date of such annual meeting was first made. In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period for the giving of timely notice as described above.
To be in proper written form, a stockholder’s notice to the Secretary with respect to any business (other than nominations) must set forth as to each such matter such stockholder proposes to bring before the meeting:
(A)   a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting, the text, if any, of any resolutions or bylaw amendment proposed for adoption, and any material interest in such business of each Proposing Person (as defined below);
(B)   (i) the name and address of the stockholder giving the notice, as they appear on New Hillman’s books, and the names and addresses of the other Proposing Persons (if any) and (ii) as to each Proposing Person, the following information: (a) the class or series and number of all shares of capital stock of the Corporation which are, directly or indirectly, owned beneficially or of record by such Proposing Person or any of its affiliates or associates (as such terms are defined in Rule 12b-2 promulgated under the Exchange Act), including any shares of any class or series of capital stock of New Hillman as to which such Proposing Person or any of its affiliates or associates has a right to acquire beneficial ownership at any time in the future, (b) all Synthetic Equity Interests (as defined below) in which such Proposing Person or any of its affiliates or associates, directly or indirectly, holds an interest including a description of the material terms of each such Synthetic Equity Interest, including without limitation, identification of the counterparty to each such Synthetic Equity Interest and disclosure, for each such Synthetic Equity Interest, as to (x) whether or not such Synthetic Equity Interest conveys any voting rights, directly or indirectly, in such shares to such Proposing Person, (y) whether or not such Synthetic Equity Interest is required to be, or is capable of being, settled through delivery of such shares and (z) whether or not such Proposing Person and/or, to the extent known, the counterparty to such Synthetic Equity Interest has entered into other transactions that hedge or mitigate the economic effect of such Synthetic Equity Interest, (c) any proxy (other than a revocable proxy given in response to a public proxy solicitation made pursuant to, and in accordance with, the Exchange Act), agreement, arrangement, understanding or relationship pursuant to which such Proposing Person has or shares a right to, directly or indirectly, vote any shares of any class or series of capital stock of New Hillman (d) any rights to dividends or other distributions on the shares of any class or series of capital stock of New Hillman directly or indirectly, owned beneficially by such Proposing Person that are separated or separable from the underlying shares of New Hillman, and (e) any performance-related fees (other than an asset based fee) that such Proposing Person, directly or indirectly, is entitled to based on any increase or decrease in the value of shares of any class or series of capital stock of New Hillman or any Synthetic Equity Interests (the disclosures to be made pursuant to the foregoing clauses (a) through (e) are referred to, collectively, as “Material Ownership Interests”), and (iii) a description of the material terms of all agreements, arrangements or understandings (whether or not in writing) entered into by any Proposing Person or any of its affiliates or associates with any other person for the purpose of acquiring, holding, disposing or voting of any shares of any class or series of capital stock of New Hillman;
(C)   (i) a description of all agreements, arrangements or understandings by and among any of the Proposing Persons, or by and among any Proposing Persons and any other person, pertaining to the business proposed to be brought before the meeting of stockholders (which description shall identify the name of each other person who is party to such an agreement, arrangement or understanding), and (ii) identification of the names and addresses of other stockholders (including beneficial owners) known by any of the Proposing Persons to support such business proposal(s), and to the extent known the class and number of all shares of New Hillman’s capital stock owned beneficially or of record by such other stockholder(s) or other beneficial owner(s); and
(D)   (i) a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting, and (ii) a statement whether or not the stockholder giving the notice and/or the other Proposing Person(s), if any, will deliver a proxy statement and form of proxy to holders of at least the percentage of voting power of all of the shares of capital stock of New Hillman required under applicable law to approve the business proposal.
For purposes of the New Hillman Bylaws, the term “Proposing Person” shall mean the following persons: (i) the stockholder of record as of the record date for such applicable meeting of stockholders providing the notice of nominations or business proposed to be brought before a stockholders’ meeting, and (ii) the beneficial owner(s), if different, on whose behalf the nominations or business proposed to be brought before a stockholders’ meeting is made and the term “Synthetic Equity Interest” shall mean any transaction, agreement or arrangement (or series of transactions, agreements or arrangements), including, without limitation, any derivative, swap, hedge, repurchase or so-called “stock borrowing” agreement or arrangement, the purpose or effect of which is to, directly or indirectly: (a) give a person or entity economic benefit and/or risk similar to ownership of shares of any class or series of capital stock of New Hillman, in whole or in part, including due to the fact that such transaction, agreement or arrangement provides, directly or indirectly, the opportunity to profit or avoid a loss from any increase or decrease in the value of any shares of any class or series of capital stock of New Hillman, (b) mitigate loss to, reduce the economic risk of or manage the risk of share price changes for, any person or entity with respect to any shares of any class or series of capital stock of New Hillman, (c) otherwise provide in any manner the opportunity to profit or avoid a loss from any decrease in the value of any shares of any class or series of capital stock of New Hillman, or (d) increase or decrease the voting power of any person or entity with respect to any shares of any class or series of capital stock of New Hillman.
A stockholder providing appropriate and timely notice of business proposed to be brought before an annual meeting of stockholders of New Hillman shall further update and supplement such notice, if necessary, so that the information (including, without limitation, the Material Ownership Interests information) provided or required to be provided in such notice shall be true and correct as of the record date for the meeting and as of the date that is ten (10) business days prior to such annual meeting, and such update and supplement shall be received by the Secretary at the principal executive offices of New Hillman not later than the close of business on the fifth (5th) business day after the record date for the annual meeting (in the case of the update and supplement required to be made as of the record date), and not later than the close of business on the eighth (8th) business day prior to the date of the annual meeting (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting).
Stockholder Nominations of Persons for Election as Directors
In addition to any other requirements under applicable law and the New Hillman Bylaws, for a nomination to be made by a stockholder, such stockholder must give timely notice in written form to New Hillman’s secretary. To be timely, a stockholder’s notice to the secretary must be received by the secretary at the principal executive offices of New Hillman: (i) in the case of an annual meeting, not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders (which date shall, for purposes of New Hillman’s first annual meeting of stockholders after its shares of Common Stock (as defined in the Proposed Charter) are first publicly traded, be deemed to have occurred on a date to be fixed at the time the

New Hillman bylaws are approved and adopted); provided, however, that if the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date, or if no annual meeting was held in the preceding year, notice by the stockholder to be timely must be so delivered, or mailed and received, not later than the ninetieth (90th) day prior to such annual meeting or, if later, the tenth (10th) day following the day on which public disclosure of the date of such annual meeting was first made. In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period for the giving of timely notice as described above.
To be in proper written form, a stockholder’s notice to the Secretary must set forth:
(i)
as to each person whom the stockholder proposes to nominate for election as a director: (A) the name, age, business address and residence address of the nominee, (B) the principal occupation or employment of the nominee, (C) the class and number of shares of New Hillman that are held of record or are beneficially owned by the nominee and any derivative positions held or beneficially held by the nominee, (D) whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of the nominee with respect to any securities of New Hillman, and a description of any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares), the effect or intent of which is to mitigate loss to, or to manage the risk or benefit of share price changes for, or to increase or decrease the voting power of the nominee, (E) a description of all arrangements or understandings between or among the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nominations are to be made by the stockholder or concerning the nominee’s potential service on the board of directors, (F) a written statement executed by the nominee acknowledging that as a director of the corporation, the nominee will owe fiduciary duties under Delaware law with respect to New Hillman and its stockholders, and (G) all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected);

(ii)
(A) the name and address of the stockholder giving the notice, as they appear on New Hillman’s books, and the names and addresses of the other Proposing Persons (if any) and (B) as to each Proposing Person, the following information: (a) the class or series and number of all shares of capital stock of the Corporation which are, directly or indirectly, owned beneficially or of record by such Proposing Person or any of its affiliates or associates (as such terms are defined in Rule 12b-2 promulgated under the Exchange Act), including any shares of any class or series of capital stock of New Hillman as to which such Proposing Person or any of its affiliates or associates has a right to acquire beneficial ownership at any time in the future, (b) all Synthetic Equity Interests (as defined below) in which such Proposing Person or any of its affiliates or associates, directly or indirectly, holds an interest including a description of the material terms of each such Synthetic Equity Interest, including without limitation, identification of the counterparty to each such Synthetic Equity Interest and disclosure, for each such Synthetic Equity Interest, as to (x) whether or not such Synthetic Equity Interest conveys any voting rights, directly or indirectly, in such shares to such Proposing Person, (y) whether or not such Synthetic Equity Interest is required to be, or is capable of being, settled through delivery of such shares and (z) whether or not such Proposing Person and/or, to the extent known, the counterparty to such Synthetic Equity Interest has entered into other transactions that hedge or mitigate the economic effect of such Synthetic Equity Interest, (c) any proxy (other than a revocable proxy given in response to a public proxy solicitation made pursuant to, and in accordance with, the Exchange Act), agreement, arrangement, understanding or relationship pursuant to which such Proposing Person has or shares a right to, directly or indirectly, vote any shares of any class or series of capital stock of New Hillman, (d) any rights to dividends or other distributions on the shares of any class or series of capital stock of New Hillman, directly or indirectly, owned beneficially by such Proposing Person that are separated or separable from the underlying shares of New Hillman, and (e) any performance-related fees (other than an asset based fee) that such Proposing Person, directly or indirectly, is entitled to based on any increase or decrease in the value of shares of any class or series of capital stock of New Hillman or any Synthetic Equity Interests (the disclosures to be made pursuant to the foregoing clauses (a) through (e) are referred to, collectively, as “Material Ownership Interests”) and (C) a description of the material terms of all agreements, arrangements or understandings (whether or not in writing) entered into by any Proposing Person or any of its affiliates or associates with any other person for the purpose of acquiring, holding, disposing or voting of any shares of any class or series of capital stock of New Hillman;
(iii)
(A) a description of all agreements, arrangements or understandings by and among any of the Proposing Persons, or by and among any Proposing Persons and any other person (including with any proposed nominee(s)), pertaining to the nomination(s), or other business proposed to be brought before the meeting of stockholders (which description shall identify the name of each other person who is party to such an agreement, arrangement or understanding), and (B) identification of the names and addresses of other stockholders (including beneficial owners) known by any of the Proposing Persons to support such nominations or other business proposal(s), and to the extent known the class and number of all shares of New Hillman’s capital stock owned beneficially or of record by such other stockholder(s) or other beneficial owner(s);

(iv)
(A) a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice and (B) a statement whether or not the stockholder giving the notice and/or the other Proposing Person(s), if any, will deliver a proxy statement and form of proxy to holders of at least the percentage of voting power of all of the shares of capital stock of New Hillman reasonably believed by such Proposing Person to be sufficient to elect the nominee or nominees proposed to be nominated by such stockholder; and

(v)
any other information relating to such stockholder and/or the other Proposing Person(s) that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder.

A stockholder providing timely notice of nominations to be brought before an annual meeting of stockholders of New Hillman shall further update and supplement such notice, if necessary, so that the information (including, without limitation, the Material Ownership Interests information) provided or required to be provided in such notice shall be true and correct as of the record date for the meeting and as of the date that is ten (10) business days prior to such annual meeting, and such update and supplement shall be received by the Secretary at the principal executive offices of New Hillman not later than the close of business on the fifth (5th) business day after the record date for the annual meeting (in the case of the update and supplement required to be made as of the record date), and not later than the close of business on the eighth (8th) business day prior to the date of the annual meeting (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting).

STOCKHOLDER COMMUNICATIONS
Stockholders and interested parties may communicate with Landcadia’s Board, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of Landcadia Holdings III, Inc., 1510 West Loop South, Houston, TX 77027. Following the Business Combination, such communications should be sent to New Hillman, at [•]. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

WHERE YOU CAN FIND MORE INFORMATION
Landcadia has filed with the SEC a registration statement on Form S-4, as amended, under the Securities Act with respect to the securities offered by this proxy statement/prospectus. This proxy statement/ prospectus does not contain all of the information included in the registration statement. For further information pertaining to Landcadia and its securities, you should refer to the registration statement and to its exhibits. Whenever reference is made in this proxy statement/prospectus to any of Landcadia’s or Hillman’s contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the proxy statement/prospectus and the exhibits filed with the registration statement for copies of the actual contract, agreement or other document.
Upon the effectiveness of the registration statement of which this proxy statement/prospectus forms a part, New Hillman will be subject to the information and periodic reporting requirements of the Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the SEC. Landcadia files reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read Landcadia’s or New Hillman’s SEC filings, including New Hillman’s registration statement and Landcadia’s proxy statement/prospectus, over the internet at the SEC’s website at http://www.sec.gov.
If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the proposals to be presented at the Special Meeting, you should contact Landcadia by telephone or in writing:
Landcadia Holdings III, Inc.
1510 West Loop South
Houston, TX 77027
(713) 850-1010
You may also obtain these documents by requesting them in writing or by telephone from Landcadia’s proxy solicitation agent at the following address and telephone number:
Morrow Sodali LLC
470 West Avenue
Stamford, CT 06902
Telephone: (800) 662-5200
(banks and brokers can call collect at (203) 658-9400)
Email: [•]
If you are a stockholder of Landcadia and would like to request documents, please do so no later than five business days before the Special Meeting in order to receive them before the Special Meeting. If you request any documents from Landcadia, Landcadia will mail them to you by first-class mail, or another equally prompt means.
This document is a prospectus of New Hillman and a proxy statement of Landcadia for Landcadia’s special meeting of stockholders. Neither Hillman Holdco nor Landcadia has authorized anyone to give any information or make any representation about the Business Combination, New Hillman or Landcadia that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that Landcadia has incorporated by reference into this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

INDEX TO FINANCIAL STATEMENTS
LANDCADIA HOLDINGS III, INC.
Page
Audited Financial Statements for the years ended December 31, 2020 and December 31, 2019 and the period from March 13, 2018 (inception) through December 31, 2018
Report of Independent Registered Public Accounting Firm	F-1
Balance Sheets at December 31, 2020 and 2019	F-2
Statements of Operations for the years ended December 31, 2020, 2019, and March 13, 2018 (inception) through December 31, 2018	F-3
Statements of Changes in Stockholders’ Equity for the years ended December 31, 2020, 2019, and March 13, 2018 (inception) through December 31, 2018	F-4
Statements of Cash Flows for the years ended December 31, 2020, 2019, and March 13, 2018 (inception) through December 31, 2018	F-5
Notes to Financial Statements	F-6
HMAN GROUP HOLDINGS, INC. AND SUBSIDIARIES

F-1

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of
Landcadia Holdings III, Inc.
Opinion on the Financial Statements
We have audited the accompanying balance sheets of Landcadia Holdings III, Inc. (the “Company”) as of December 31, 2020 and 2019, the related statements of operations, changes in stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2020 and for the period from March 12, 2018 (inception) through December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Marcum llp
Marcum llp
We have served as the Company’s auditor since 2020.
New York, NY
March 12, 2021

Landcadia Holdings III, Inc.
Balance Sheets
	December 31, 2020	December 31, 2019
ASSETS
Current assets:
Cash	$1,017,406	$—
Prepaid expenses	105,838	—
Total current assets	1,123,244	—
Cash and accrued interest held in trust account	500,078,624
Deferred tax asset	—	—
Total assets	$501,201,868	$—
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$127,450	$—
Total current liabilities	127,450	—
Deferred underwriting commissions	17,500,000
Total liabilities	$17,627,450	$—
Commitments and contingencies	—	—
Class A common stock subject to possible redemption, 47,849,916 shares at redemption value of $10.00	478,574,408
Stockholders’ Equity:
Preferred stock, $0.0001 par value, 1,000,000 authorized, no shares issued or outstanding	$—	$—
Common stock
Class A common stock, $0.0001 par value, 380,000,000 shares authorized, 2,150,084 shares issued and outstanding (excluding 47,849,916 shares subject to possible redemption)	215	—
Class B common stock, $0.0001 par value 20,000,000 shares authorized, 12,500,000 issued and outstanding	1,250	694
Additional paid-in capital	5,152,825	306
Accumulated deficit	(154,280)	—
Subscription notes receivable, affiliates	—	(1,000)
Total stockholders’ equity	5,000,010	—
Total liabilities and stockholders’ equity	$501,201,868	$—
The accompanying notes are an integral part of these financial statements.

Landcadia Holdings III, Inc.
Statements of Operations
	Years ended December 31,		For the period from March 13, 2018 (inception) through December 31, 2018
	2020	2019
Expenses:
General and administrative expenses	232,904	—	—
Loss from operations	(232,904)	—	—
Other income:
Interest income	78,624	—	—
Loss before taxes	(154,280)	—	—
Tax benefit (provision)	—	—	—
Net Loss	$(154,280)	$—	$—
Basic and diluted loss per share:
Net loss per share available to common shares	$(0.02)	$—	$—
Basic and diluted weighted average number of shares outstanding	8,812,791	6,037,500	6,037,500
The accompanying notes are an integral part of these financial statements.

Landcadia Holdings III, Inc.
Statements of Changes in Stockholders’ Equity
	Class A common stock		Class B common stock		Additional paid-in capital	Accumulated deficit	Subscription note receivable, affiliates	Total
	Shares	Amount	Shares	Amount
Balance, March 13, 2018 (inception)	—	—	—	—	—	—	—	—
Class B shares issued	—	—	6,943,125	694	306	—	(1,000)	—
Balance, December 31, 2018	—	—	6,943,125	694	306	—	(1,000)	—
Net income	—	—	—	—	—	—	—	—
Balance, December 31, 2019	—	—	6,943,125	694	306	—	(1,000)	—
Class B shares issued	—	—	7,431,875	744	326	—	(1,070)	—
Sponsor warrants issued	—	—	—	—	12,000,000	—	—	12,000,000
Class A shares issued	50,000,000	5,000	—	—	499,995,000	—	—	500,000,000
Underwriters commissions and offering costs	—	—	—	—	(28,273,372)	—	—	(28,273,372)
Class A shares subject to redemption	(47,849,916)	(4,785)	—	—	(478,569,623)	—	—	(478,574,408)
Shares forfeited	—	—	(1,875,000)	(188)	188	—	—	—
Payment of affiliate note receivable	—	—	—	—	—	—	2,070	2,070
Net loss	—	—	—	—	—	(154,280)	—	(154,280)
Balance, December 31, 2020	2,150,084	$215	12,500,000	$1,250	$5,152,825	$(154,280)	$—	$5,000,010
The accompanying notes are an integral part of these financial statements.

Landcadia Holdings III, Inc.
Statements of Cash Flows
	Year ended December 31,
	2020	2019
Cash flows from operating activities:
Net loss	$(154,280)	$—
Adjustments to reconcile net loss to net cash used in operating activities:
Trust account interest income	(78,624)	—
Changes in operating assets and liabilities:
Decrease (increase) in prepaid expenses	(105,838)	—
Increase (decrease) in accounts payable and accrued liabilities	127,450	—
Net cash used in operating activities	(211,292)	—
Cash flows from investing activities:
Cash deposited in trust account	(500,000,000)	—
Net cash used in investing activities	(500,000,000)	—
Cash flows from financing activities:
Proceeds from public offering	500,000,000	—
Proceeds from sale of private placement warrants	12,000,000	—
Payment for underwriting discounts	(10,000,000)	—
Payment of offering costs	(606,622)	—
Payment of notes payable, affiliates	(166,750)	—
Proceeds from stock subscriptions receivable, affiliates	2,070	—
Net cash provided by financing activities	501,228,698	—
Net increase (decrease) in cash and cash equivalents	1,017,406	—
Cash and cash equivalents at beginning of period	—	—
Cash and cash equivalents at end of period	$1,017,406	$—
Supplemental schedule of non-cash financing activities:
Change in value of common shares subject to possible conversion	$(149,759)	$—
Initial classification of common shares subject to possible conversion	$478,724,167	$—
Deferred underwriting commissions	$17,500,000	$—
Offering costs included in Notes payable, affiliates	$166,750	$—
The accompanying notes are an integral part of these financial statements.

Landcadia Holdings III, Inc.
Notes to Financial Statements
1.
Nature of Business

Business
Landcadia III Holdings, Inc., (the “Company”), was formed as Automalyst LLC, a Delaware limited liability company on March 13, 2018 and converted into a Delaware corporation of August 24, 2020. We consummated an initial public offering (“Public Offering”) on October 14, 2020.
The Company has not had any significant operations to date. The Company was formed to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). On, January 24, 2021 we entered into an Agreement and Plan of Merger with HMAN Group Holdings Inc., a Delaware corporation (“Hillman”).
There is no assurance that the Company’s plans to consummate a Business Combination will be successful.
All activity through December 31, 2020 relates to the Company’s formation and its initial public offering of units (the “Public Offering”), which is described below.
Sponsors
The Company’s sponsors are TJF LLC (“TJF”) and Jefferies Financial Group Inc. (“JFG” and, together with TJF, the “Sponsors”). TJF is wholly owned by Tilman J. Fertitta, the Company’s Co-Chairman and Chief Executive Officer.
Financing
The Company intends to finance its Business Combination in part with proceeds from its $500,000,000 Public Offering and $12,000,000 private placement (the “Private Placement”) of private placement warrants (the “Sponsor Warrants”), see Notes 4 and 5. The registration statement for the Public Offering was declared effective by the U.S. Securities and Exchange Commission (“SEC”) on October 8, 2020. The Company consummated the Public Offering of 50,000,000 units (the “Units”), at $10.00 per Unit on October 14, 2020, generating gross proceeds of $500,000,000. Simultaneously with the closing of the Public Offering, the Company consummated the Private Placement of an aggregate of 8,000,000 Sponsor Warrants at a price of $1.50 per Sponsor Warrant, generating proceeds of $12,000,000. Upon the closing of the Public Offering and Private Placement, $500,000,000 from the net proceeds of the sale of the Units in the Public Offering and the Private Placement was placed in a U.S.-based trust account maintained by Continental Stock Transfer & Trust Company, acting as trustee (the “Trust Account”). The underwriters did not exercise their option to purchase additional units.
Trust Account
The proceeds held in the Trust Account can only be invested in permitted United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations.
The Company’s second amended and restated certificate of incorporation (the “Charter”) provides that, other than the withdrawal of interest to pay tax obligations (less up to $100,000 interest to pay dissolution expenses), none of the funds held in the Trust Account will be released until the earliest of: (i) the completion of the Business Combination; (ii) the redemption of any shares of Class A common stock included in the Units being sold in the Public Offering (“Public Shares”) properly submitted in connection with a stockholder vote to amend the Charter to modify the substance or timing of the Company’s obligation to redeem 100% of the Public Shares if the Company does not complete the Business Combination by

Landcadia Holdings III, Inc.
Notes to Financial Statements
October 14, 2022 (within 24 months from the closing of the Public Offering); or to provide for redemption in connection with a Business Combination; or (iii) the redemption of the Public Shares if the Company is unable to complete the Business Combination by October 14, 2022, subject to applicable law.
Initial Business Combination
The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Public Offering and Private Placement, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the value of the assets held in the Trust Account (excluding deferred underwriting commissions and taxes payable on the interest earned on the Trust Account) at the time of the Company’s signing a definitive agreement in connection with an initial Business Combination. The Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.
The Sponsors and the Company’s officers and directors have entered into a letter agreement with the Company, pursuant to which they have agreed to (i) waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of the Business Combination, (ii) waive their redemption rights with respect to their Founder Shares and Public Shares in connection with a stockholder vote to approve an amendment to the Charter to modify the substance or timing of the Company’s obligation to redeem 100% of the Public Shares if the Company does not complete a Business Combination by October 14, 2022, or to provide for redemption in connection with a Business Combination and (iii) waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if the Company fails to complete a Business Combination by October 14, 2022, although they will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares they hold if the Company fails to complete a Business Combination within the prescribed time frame; and (iv) vote any Founder Shares held by them and any Public Shares purchased during or after the Public Offering (including in open market and privately-negotiated transactions) in favor of the Business Combination.
The Company, after signing a definitive agreement for the Business Combination, will either (i) seek stockholder approval of the Business Combination at a meeting called for such purpose in connection with which stockholders may seek to redeem their shares, regardless of whether they vote for or against the Business Combination, for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the Trust Account and not previously released to the Company to pay its taxes, or (ii) provide stockholders with the opportunity to sell their shares to the Company by means of a tender offer for an amount in cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to commencement of the tender offer, including interest earned on the Trust Account and not previously released to the Company to pay its taxes. The decision as to whether the Company will seek stockholder approval of the Business Combination or will allow stockholders to sell their shares in a tender offer will be made by the Company, solely in its discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would otherwise require the Company to seek stockholder approval. If the Company seeks stockholder approval, it will complete the Business Combination only if a majority of the outstanding shares of common stock voted are voted in favor of the Business Combination. However, in no event will the Company redeem the Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001. In such case, the Company would not proceed with the redemption of the Public Shares and the related Business Combination, and instead may search for an alternate Business Combination.
Notwithstanding the foregoing redemption rights, if the Company seeks stockholder approval of the Business Combination and it does not conduct redemptions in connection with the Business Combination

Landcadia Holdings III, Inc.
Notes to Financial Statements
pursuant to the tender offer rules, the Charter provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the shares sold in the Public Offering, without the Company’s prior consent.
The Public Shares have been recorded at their redemption amount and classified as temporary equity (“Redeemable Shares”), in accordance with the Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) 480, “Distinguishing Liabilities from Equity.” The amount in the Trust Account was initially $10.00 per Public Share ($500,000,000 held in the Trust Account divided by 50,000,000 Public Shares). See Note 3.
The Company will have until October 14, 2022, to complete the Business Combination. If the Company does not complete the Business Combination within this period of time, it shall (i) cease all operations except for the purposes of winding up; (ii) as promptly as reasonably possible, but not more than ten business days thereafter, redeem the Public Shares for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and its board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims to creditors and the requirements of other applicable law. The Sponsors and the Company’s officers and directors have entered into a letter agreement with the Company, pursuant to which they have waived their rights to liquidating distributions from the Trust Account with respect to any Founder Shares (as defined below) held by them if the Company fails to complete its Business Combination by October 14, 2022; however, the Sponsors, officers and directors are entitled to liquidating distributions from the Trust Account with respect to Public Shares held by them if the Company does not complete the Business Combination within the required time period. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the initial public offering price per Unit in the Public Offering.
Pursuant to the letter agreement referenced above, the Sponsors, officers and directors agreed that, if the Company submits the Business Combination to the Company’s public stockholders for a vote, such parties will vote their Founder Shares and any Public Shares in favor of the Business Combination.
Subsequent Events
The Company has evaluated subsequent events and transactions that occurred after the balance sheet date up to the date the financial statements were issued. The Company did not identify any subsequent events that would have required adjustment to or disclosure in the financial statements, other than those included herein.
Fiscal Year End
The Company has a December 31 fiscal year-end.
2.
Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements include the accounts of the Company and have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

Landcadia Holdings III, Inc.
Notes to Financial Statements
Use of Estimates
The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
Emerging Growth Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
Further, section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.
Cash and Cash equivalents
The Company considers cash equivalents to be all short-term investments with an original maturity of three months or less when purchased. The Company did not have any cash equivalents as of December 31, 2020 and 2019.
Cash consists of proceeds from the Public Offering and Private Placement held outside of the Trust Account and may be used to pay for business, legal and accounting due diligence for the Business Combination and continuing general and administrative expenses.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts with a financial institution which may exceed the Federal depository insurance coverage of $250,000. The Company has not experienced losses on these accounts and the Company believes that it is not exposed to significant risks on such accounts.
Fair Value of Financial Instruments
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under the FASB ASC 820, “Fair Value Measurement and Disclosures,” approximates the carrying amounts represented in the balance sheet.

Landcadia Holdings III, Inc.
Notes to Financial Statements
Offering Costs
The Company complies with the requirements of FASB ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering.” Offering costs of approximately $775,000 consisted of costs incurred for legal, accounting, and other costs incurred in connection with the formation and preparation of the Public Offering. These costs, together with $27,500,000 in underwriting commissions, were charged to additional paid-in capital upon the closing of the Public Offering.
Accounts Payable and Accrued Liabilities
Accounts payable and accrued liabilities were $127,450 as of December 31, 2020, and primarily consist of Delaware franchise tax expenses and costs incurred for the formation and preparation of the Public Offering with corresponding amounts charged to Offering costs.
Loss Per Common Share
Basic loss per common share is computed by dividing net loss applicable to common stockholders by the weighted average number of common shares outstanding during the period. All shares of Class B common stock are assumed to convert to shares of Class A common stock on a one-for-one basis. Consistent with FASB ASC 480, shares of Class A common stock subject to possible redemption, as well as their pro rata share of undistributed trust earnings consistent with the two-class method, have been excluded from the calculation of loss per common share for the years ended December 31, 2020, 2019 and the period from March 13, 2018 (inception) to December 31, 2018. Such shares, if redeemed, only participate in their pro rata share of trust earnings, see Note 3. Diluted loss per share includes the incremental number of shares of common stock to be issued in connection with the conversion of Class B common stock or to settle warrants, as calculated using the treasury stock method. For the years ended December 31, 2020, 2019 and the period from March 13, 2018 (inception) to December 31, 2018, the Company did not have any dilutive warrants, securities or other contracts that could, potentially, be exercised or converted into common stock. As a result, diluted loss per common share is the same as basic loss per common share for all periods presented. Further, in accordance with FASB ASC 260, the loss per share calculation reflects the effect of the stock splits as discussed in Note 3 for all periods presented.
See Note 7 for further information.
Income Taxes
The Company was taxed as a limited liability company prior to August 24, 2020, therefore all tax implications were the responsibility of its member As of August 24, 2020 the Company elected to be taxes as a C Corporation. The Company complies with the accounting and reporting requirements of FASB ASC, 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.
There were no unrecognized tax benefits as of December 31, 2020, 2019 and 2018. FASB ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties at December 31, 2020, 2019 and 2018. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.
See Note 8 for further information.

Landcadia Holdings III, Inc.
Notes to Financial Statements
Recent Accounting Pronouncements
Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.
3.
Stockholders’ Equity

On March 13, 2018, JFG, through a subsidiary, purchased a 100% of the membership interest in the Company for $1,000. On August 24, 2020, TJF purchased a 51.7% membership interest in the Company for $1,070. Simultaneously, the Company converted from a limited liability company to a corporation and its previously outstanding membership interest converted into shares of Class B common stock. The total number of authorized shares of all classes of capital stock is 401,000,000, of which 380,000,000 shares are Class A shares at par value $0.0001 per share; 20,000,000 shares are Class B shares at par value $0.0001 per share; and 1,000,000 shares are preferred stock at par value $0.0001 per share. The Sponsors held an aggregate of 11,500,000 Class B shares based on the proportional interest in the Company. Further, on September 16, 2020, we conducted a 1:1.25 stock split of the Founder Shares so that a total of 14,375,000 Founder Shares were issued and outstanding. An aggregate of 1,875,000 Founder Shares were forfeited because the underwriters did not exercise their over-allotment option. As of December 31, 2020 JFG and TJF owned 12,500,000 Founder Shares based on their proportional interest in the Company. The financial statements reflect the changes in stock retroactively for all periods presented.
Following these transactions, the Company had $2,070 of invested capital, or approximately $0.0001 per share.
Redeemable Shares
All of the 50,000,000 Public Shares sold as part of the Public Offering contain a redemption feature as defined in the Public Offering. In accordance with FASB ASC 480, redemption provisions not solely within the control of the Company require the security to be classified outside of permanent equity. The Company’s amended and restated certificate of incorporation provides a minimum net tangible asset threshold of $5,000,001. The Company recognizes changes in redemption value immediately as they occur and will adjust the carrying value of the security to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of Redemption Shares will be affected by charges against additional paid-in capital.
At December 31, 2020 there were 50,000,000 Public Shares, of which 47,849,916 were classified as Redeemable Shares, classified outside of permanent equity, and 2,150,084 classified as Class A common stock.
For further information on the Founder Shares, see Note 5.
4.
Public Offering

Public Units
In the Public Offering, which closed October 14, 2020, the Company sold 50,000,000 Units at a price of $10.00 per Unit. Each Unit consists of one share of the Company’s Class A common stock, $0.0001 par value and one-third of one redeemable warrant (each whole warrant is a “Public Warrant”). Under the terms of the warrant agreement, the Company has agreed to use its best efforts to file a new registration statement under the Securities Act no later than 15 business days following the completion of the Business Combination covering the shares of Class A common stock issuable upon exercise of the Public Warrants, to use its best efforts to cause such registration statement to become effective and to maintain a current prospectus relating to those shares of Class A common stock until the Public Warrants expire or are redeemed. If a registration statement covering the shares of Class A common stock issuable upon exercise of the Public Warrants is not effective by the 60th business day after the closing of the Business Combination, warrantholders may, until such time as there is an effective registration statement and during any period

Landcadia Holdings III, Inc.
Notes to Financial Statements
when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, If the Class A common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(l) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their Public Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, it will not be required to file or maintain in effect a registration statement.
Each Public Warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share. Each Public Warrant will become exercisable on the later of 30 days after the completion of the Business Combination or 12 months from the closing of the Public Offering. However, if the Company does not complete the Business Combination on or prior to October 14, 2022, the Warrants will expire at the end of such period. If the Company is unable to deliver registered shares of Class A common stock to the holder upon exercise of Public Warrants issued in connection with the Units during the exercise period, there will be no net cash settlement of these Public Warrants and the Public Warrants will expire worthless, unless they may be exercised on a cashless basis in the circumstances described in the warrant agreement. Once the Public Warrants become exercisable, the Company may call the warrants for redemption: (i) in whole and not in part; (ii) at a price of $0.01 per warrant; (iii) upon not less than 30 days’ prior written notice of redemption to each warrant holder; and (iv) if, and only if, the reported closing price of the Class A common stock equals or exceeds $18.00 value per share for any 20 trading days within a 30-trading day period ending three business days before the Company sends the notice of redemption to the warrant holders.
Underwriting Commissions
The Company paid an underwriting discount of $10,000,000 ($0.20 per Unit sold) to the underwriters at the closing of the Public Offering on October 14, 2020, with an additional fee (“Deferred Discount”) of $17,500,000 ($0.35 per Unit sold) payable upon the Company’s completion of the Business Combination. The Deferred Discount will become payable to the underwriters from the amounts held in the Trust Account solely in the event the Company completes its Business Combination. See Note 5 for further information on underwriting commissions.
5.
Related Party Transactions

Founder Shares
The Founder Shares are identical to the Public Shares except that the Founder Shares are subject to certain transfer restrictions and the holders of the Founder Shares will have the right to elect all of the Company’s directors prior to the Business Combination. The Founder Shares will automatically convert into shares of Class A common stock at the time of the Business Combination on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights. The Sponsors collectively own 22.4% of the Company’s issued and outstanding shares of common stock.
The holders of the Founder Shares have agreed not to transfer, assign or sell any of their Founder Shares until one year after the completion of the Business Combination, or earlier if, subsequent to the Business Combination, (i) the closing price of the Company’s common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination or (ii) the date on which the Company completes a liquidation, merger, stock exchange or other similar transaction after the Business Combination that results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property (the “Lock Up Period”).
The Founder Shares will automatically convert into shares of Class A common stock concurrently with or immediately following the consummation of the Business Combination on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and subject to

Landcadia Holdings III, Inc.
Notes to Financial Statements
further adjustment. In the case that additional shares of Class A common stock or equity-linked securities are issued or deemed issued in connection with the Business Combination, the number of shares of Class A common stock issuable upon conversion of all Founder Shares will equal, in the aggregate, 20% of the total number of all shares of Class A common stock outstanding after such conversion (after giving effect to any redemptions of shares of Class A common stock by public stockholders), including the total number of shares of Class A common stock issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding any shares of Class A common stock or equity-linked securities exercisable for or convertible into shares of Class A common stock issued, or to be issued, to any seller in the Business Combination and any private placement-equivalent warrants issued to the Sponsors, officers or directors upon conversion of working capital loans; provided that such conversion of Founder Shares will never occur on a less than one-for-one basis.
Sponsor Warrants
In conjunction with the Public Offering that closed on October 14, 2020 the Sponsors purchased an aggregate of 8,000,000 Sponsor Warrants at a price of $1.50 per warrant ($12,000,000 in the aggregate) in the Private Placement. A portion of the purchase price of the Sponsor Warrants was added to the proceeds from the Public Offering to be held in the Trust Account such that at closing of the Public Offering, $500,000,000 was placed in the Trust Account.
Each Sponsor Warrant entitles the holder to purchase one share of Class A common stock at $11.50 per share. The Sponsor Warrants (including the Class A common stock issuable upon exercise of the Sponsor Warrants) are not transferable, assignable or salable until 30 days after the completion of the Business Combination and they are non-redeemable so long as they are held by the initial purchasers of the Sponsor Warrants or their permitted transferees. If the Sponsor Warrants are held by someone other than the initial purchasers of the Sponsor Warrants or their permitted transferees, the Sponsor Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the warrants included in the Units being sold in the Public Offering. Otherwise, the Sponsor Warrants have terms and provisions that are identical to those of the Public Warrants except that the Sponsor Warrants may be exercised on a cashless basis. If the Company does not complete the Business Combination, then the proceeds will be part of the liquidating distribution to the public stockholders and the Sponsor Warrants issued to the Sponsors will expire worthless.
Registration Rights
The holders of the Founder Shares, Sponsor Warrants, shares of Class A common stock issuable upon conversion of the Founder Shares, Sponsor Warrants or Working Capital Loans will be entitled to registration rights. These holders will be entitled to make up to three demands, excluding short form registration demands, that the Company register such securities for sale under the Securities Act. In addition, these holders will have “piggy-back” registration rights to include their securities in other registration statements filed by the Company. Notwithstanding the foregoing, JFG may not exercise its demand and “piggyback” registration rights after five (5) and seven (7) years, respectively after the effective date of the registration statement relating to the Public Offering and may not exercise its demand rights on more than one occasion. The Company will bear the expenses incurred in connection with the filing of any such registration statements.
Underwriting Commissions
Jefferies LLC is the underwriter of the Public Offering, and its indirect parent, JFG, beneficially owns 48.3% of the Founder Shares. Jefferies LLC received all of the underwriting discount that was due at the closing of the Public Offering, and will receive the additional Deferred Discount payable from the Trust Account upon completion of the Business Combination. See Note 4 for further information regarding underwriting commissions.

Landcadia Holdings III, Inc.
Notes to Financial Statements
Administrative Services Agreement
The Company entered into an administrative services agreement in which the Company will pay Fertitta Entertainment, Inc., (an affiliate of TJF) for office space, utilities and secretarial and administrative support, in an amount equal to $20,000 per month ending on the earlier of the completion of a Business Combination or October 14, 2022, if the Company is unable to complete the Business Combination. The Company has recorded administrative services fees of $60,000 as of December 31, 2020.
Directors’ Payments
The Company expects to pay $100,000 to each of our independent directors at the closing of a Business Combination for services rendered as board members prior to the completion of a Business Combination.
Sponsor Indemnification
The Sponsors have agreed that they will be jointly and severally liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share or (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to see access to the Trust Account and except as to any claims under the Company’s indemnity of the underwriters of the Public Offering against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsors will not be responsible to the extent of any liability for such third party claims.
Sponsor Loans
On August 24, 2020, the Sponsors agreed to loan the Company up to an aggregate of $300,000 by the issuance of unsecured promissory notes to cover expenses related to the Public Offering. These loans of $166,750 were repaid in full on October 16, 2020.
In addition, the Sponsors will not be prohibited from loaning the Company funds in order to finance transaction costs in connection with the Business Combination. Up to $1,500,000 of these loans may be convertible into warrants of the post-Business Combination entity at a price of $1.50 per warrant at the option of the lender. The warrants would be identical to the Sponsor Warrants. The terms of such loans have not been determined and no written agreements exist with respect to such loans. See Note 4 for the terms of the warrants.
6.
Merger Agreement

On January 24, 2021, the Company’s board of directors unanimously approved an agreement and plan of merger, dated January 24, 2021, by and among Landcadia, Helios Sun Merger Sub, Inc., the Company’s wholly owned subsidiary (“Merger Sub”), HMAN Group Holdings Inc., a Delaware corporation (“Hillman Holdco”) and CCMP Sellers’ Representative, LLC, a Delaware limited liability company in its capacity as the Stockholder Representative thereunder (in such capacity, the “Stockholder Representative”) (as it may be amended and/or restated from time to time, the “Merger Agreement”). If the Merger Agreement is adopted by the Company’s stockholders and the transactions under the Merger Agreement are consummated, Merger Sub will merge with and into Hillman Holdco with Hillman Holdco surviving the merger as the Company’s wholly owned subsidiary (the “Proposed Transaction”). Hillman Holdco is a holding company that indirectly holds all of the issued and outstanding capital stock of The Hillman Group, Inc., which, together with its direct and indirect subsidiaries (Hillman Holdco, The Hillman Group, Inc. and its direct and indirect subsidiaries, collectively, “Hillman” and each such entity, a “Hillman Group Entity”), is in the

Landcadia Holdings III, Inc.
Notes to Financial Statements
business of providing hardware-related products and related merchandising services to retail markets in North America. In connection with the consummation of the Proposed Transaction, We will be renamed “Hillman Solutions Corp.” and is referred to herein as “New Hillman” as of the time following such change of name.
In accordance with the terms and subject to the conditions of the Merger Agreement, the Company has agreed to pay aggregate consideration in the form of New Hillman common stock (the “Aggregate Consideration”) calculated as described below and equal to a value of approximately (i) $911,300,000 plus (ii) $28,280,000, such amount being the value of 2,828,000 Founder Shares, valued at $10.00 per share that the Sponsors, have agreed to forfeit at the closing of the Proposed Transaction (the “Closing”).
At the effective time of the Proposed Transaction, all outstanding shares of common stock of Hillman Holdco will be cancelled in exchange for the right to receive, with respect to each such share, a certain number of shares of New Hillman common stock valued at $10.00 per share equal to (A) (i) the Aggregate Consideration plus (ii) the value that would be received by Hillman Holdco upon the exercise of all outstanding Hillman Holdco options as of immediately prior to the Closing (the “Adjusted Purchase Price”), divided by (B) (i) the total number of shares of Hillman Holdco common stock outstanding as of immediately prior to the Closing plus (ii) the number of shares of Hillman Holdco common stock underlying all then outstanding Hillman Holdco options and shares of Hillman Holdco restricted stock outstanding as of immediately prior to the Closing (the “Adjusted Per Share Merger Value”).
At the effective time, each outstanding option to purchase shares of Hillman Holdco common stock (a “Hillman Holdco Option”), whether vested or unvested, will be assumed by New Hillman and will be converted into an option to acquire common stock of New Hillman (“New Hillman Options”) with substantially the same terms and conditions as applicable to the Hillman Holdco Option immediately prior to the effective time (including expiration date, vesting conditions and exercise provisions), except that (i) each such Hillman Holdco Option shall be exercisable for that number of shares of New Hillman common stock equal to the product (rounded down to the nearest whole number) of (A) the number of shares of Hillman Holdco common stock subject to such Hillman Holdco Assumed Option immediately prior the effective time multiplied by (B) the quotient of (1) the Adjusted Per Share Merger Value divided by (2) $10.00 (such quotient, with respect to each Hillman Holdco Option, the “Closing Stock Per Option Amount”), (ii) the per share exercise price for each share of New Hillman common stock issuable upon exercise of the New Hillman Option shall be equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (A) the exercise price per share of Hillman Holdco subject to such Hillman Holdco Option immediately prior to the effective time by (B) the Closing Stock Per Option Amount; (iii) the Hillman Holdco Board (or the compensation committee of the Hillman Holdco Board) may appropriately adjust the performance conditions applicable to certain of the New Hillman Options; and (iv) the Hillman Holdco Board (or the compensation committee of the Hillman Holdco Board) may make such other immaterial administrative or ministerial changes to the New Hillman Options as it may determine in good faith are appropriate to effectuate the administration of the New Hillman Options and to ensure consistency with the administrative and ministerial provisions of the New Hillman Incentive Equity Plan;
At the effective time, each share of unvested restricted Hillman Holdco common stock will be cancelled and converted into the right to receive a number of shares of restricted New Hillman common stock (“New Hillman Restricted Stock”) equal to the quotient of (a) the Adjusted Per Share Merger Value divided by (b) $10.00 (such quotient, with respect to each share of unvested Hillman Holdco restricted stock, the “Closing Stock Per Restricted Share Amount”) with substantially the same terms and conditions as were applicable to the related share of Hillman Holdco Restricted Stock immediately prior to the effective time (including with respect to vesting and termination-related provisions), except that (i) any per-share repurchase price of such New Hillman Restricted Stock shall be equal to the quotient obtained by dividing (A) the per-share repurchase price applicable to the Hillman Holdco Restricted Stock, by (B) the Closing Stock Per Restricted Share Amount, rounded up to the nearest cent and (ii) the Hillman Holdco Board (or the compensation committee of the Hillman Holdco Board) may make such other immaterial administrative or ministerial changes to the New Hillman Restricted Stock as it may determine in good

Landcadia Holdings III, Inc.
Notes to Financial Statements
faith are appropriate to effectuate the administration of the New Hillman Restricted Stock and to ensure consistency with the administrative and ministerial provisions of the New Hillman Incentive Equity Plan.
At the effective time, each Hillman Holdco restricted stock unit (each a “Hillman Holdco RSU”) will be assumed by New Hillman and converted into a restricted stock unit in respect of shares of New Hillman common stock (each, a “New Hillman RSU”) with substantially the same terms and conditions as were applicable to such Hillman Holdco RSU immediately prior to the effective time (including with respect to vesting and termination-related provisions), except that (i) each New Hillman RSU shall represent the right to receive (subject to vesting) that number of shares of New Hillman common stock equal to the product (rounded up to the nearest whole number) of the number of shares of Hillman Holdco common stock underlying the Hillman Holdco RSU immediately prior to the effective time multiplied by the quotient of (a) the Adjusted Per Share Merger Value divided by (b) $10.00 (such quotient, with respect to each Hillman Holdco restricted stock unit, the “Hillman Holdco RSU Exchange Ratio”); and (ii) the Hillman Holdco Board (or the compensation committee of the Hillman Holdco Board) may make such other immaterial administrative or ministerial changes to the New Hillman RSUs as it may determine in good faith are appropriate to effectuate the administration of the New Hillman RSUs and to ensure consistency with the administrative and ministerial provisions of the New Hillman Incentive Equity Plan.
In addition, pursuant to the A&R Letter Agreement, the Sponsors will, at the Closing of the Proposed Transaction, forfeit a total of 3,828,000 of their Founder Shares (the “Sponsor Forfeited Shares”), with 2,828,000 shares being forfeited by the Sponsors on a basis pro rata with their ownership of the Company and 1,000,000 additional shares being forfeited by the TJF.
Immediately prior to the effective time of the Business Combination, with the exception of the Sponsor Forfeited Shares, each of the currently issued and outstanding shares of Landcadia’s Class B common stock will automatically convert, on a one-for-one basis, into shares of Landcadia’s Class A common stock in accordance with the terms of our second amended and restated certificate of incorporation, and thereafter, in connection with the Closing, Landcadia’s Class A common stock will be reclassified as New Hillman common stock.
7.
Loss Per Common Share

A reconciliation of the numerators and denominators for the basic and diluted per common share amounts is as follows:
	Twelve months ended December 31,		For the period from March 13, 2018 (inception) through December 31, 2018
	2020	2019
Numerator:
Net loss – basic and diluted	$(154,280)	$—	$—
Less: Income attributable to common stock subject to possible redemption	(6,913)	—	—
Net loss available to common shares	$(161,193)	$—	$—
Denominator:
Weighted average number of shares – basic	8,812,791	6,037,500	6,037,500
Warrants	—	—	—
Weighted average number of shares – diluted	8,812,791	6,037,500	6,037,500
Basic and diluted loss available to common shares	$(0.02)	$—	$—
All shares of Class B common stock are assumed to convert to shares of Class A common stock on a one-for-one basis.

Landcadia Holdings III, Inc.
Notes to Financial Statements
8.
Income Taxes

A reconciliation of the income tax expense (benefit) is as follows:
	Year ended December 31,		For the period from March 13, 2018 (inception) through December 31, 2018
	2020	2019
Current income taxes	$—	$—	$—
Deferred income taxes	32,400	—	—
Total expense (benefit)	$32,400	$—	$—
Change in valuation allowance	(32,400)	—	—
Income tax expense (benefit)	$—	$—	$—
The Company’s deferred tax assets are as follows:
	Year ended December 31,
	2020	2019
Deferred tax asset:
Net operating loss carryforward	$32,400	$—
Total deferred tax asset	$32,400	$—
Valuation allowance	(32,400)	—
Deferred tax asset, net of current allowance	$—	$—
A reconciliation of the federal income tax rate to the Company’s effective tax rate is as follows:
	Year ended December 31,		For the period from March 13, 2018 (inception) through December 31, 2018
	2020	2019
Statutory rate	21.0%	21.0%	21.0%
Other	0.0%	0.0%	0.0%
Valuation allowance on deferred tax asset	-21.0%	0.0%	0.0%
Total	0.0%	21.0%	21.0%
In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the year ended December 31, 2020, the change in the valuation allowance was $32,400.
As of December 31, 2020, the Company had $154,280 of U.S. federal net operating loss carryovers available to offset future taxable income.
The Company files income tax returns in the U.S. federal jurisdiction and is subject to examination by the various taxing authorities. The Company’s tax returns for 2020 remain open and subject to examination. The Company considers Texas to be a significant state tax jurisdiction.

Landcadia Holdings III, Inc.
Notes to Financial Statements
9.
Selected Quarterly Financial Data (unaudited)

Quarterly financial data for 2020, 2019 and 2018 is as follows:
2020	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
General and administrative expenses	$—	$—	$—	$232,904
Net income (loss)	$—	$—	$—	$(154,280)
Basic and diluted earnings (loss) available to common shares	$—	$—	$—	$(0.01)
2019	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
General and administrative expenses	$—	$—	$—	$—
Net income (loss)	$—	$—	$—	$—
Basic and diluted earnings (loss) available to common shares	$—	$—	$—	$—
Period from March 13, 2018 (inception) through December 31, 2018	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
General and administrative expenses	$—	$—	$—	$—
Net income (loss)	$—	$—	$—	$—
Basic and diluted earnings (loss) available to common shares	$—	$—	$—	$—

HMAN GROUP HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
December 26, 2020 and December 28, 2019

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors
HMAN Group Holdings, Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of HMAN Group Holdings, Inc. and subsidiaries (the Company) as of December 26, 2020 and December 28, 2019, the related consolidated statements of comprehensive loss, stockholder’s equity, and cash flows for each of the years in the three-year period ended December 26, 2020, and the related notes and financial statement schedule II — Valuation Accounts (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 26, 2020 and December 28, 2019 and the results of its operations and its cash flows for each of the years in the three-year period ended December 26, 2020, in conformity with U.S. generally accepted accounting principles.
Restatement of Previously Issued Financial Statements
As discussed in Note 1 to the consolidated financial statements, the Company has restated its consolidated financial statements as of December 28, 2019, and for the two-year period ended December 29, 2019 to correct misstatements.
Changes in Accounting Principles
As discussed in Note 3 to the consolidated financial statements, the Company has changed its method of accounting for leases as of December 30, 2018 due to the adoption of Accounting Standards Update (ASU) No. 2016-12, Leases (Topic 842).
As discussed in Note 3 to the consolidated financial statements, the Company has changed its method of accounting for revenue recognition as of December 31, 2017 due to the adoption of ASU 2014-09, Revenue from Contracts with Customers (Topic 606).
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgment. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Valuation of Goodwill
As discussed in Note 2 to the consolidated financial statements, the goodwill balance as of December 26, 2020 was $816 million. The Company performs goodwill impairment testing annually as of October 1st and whenever events or changes in circumstances indicate that the fair value of a reporting unit is less than the carrying value. With the assistance of a third-party specialist, management assesses the fair value of the reporting units based on a discounted cash flow model and multiples of earnings. Assumptions critical to fair value estimates under the discounted cash flow model include the discount rates and the projected revenue growth rates.
We identified the assessment of the fair value of two of the Company’s reporting units within its goodwill impairment analysis as a critical audit matter. The estimation of fair value of the specific reporting units is complex and subject to significant management judgment and estimation uncertainties. Specifically, the discount rate and projected revenue growth rates used to determine the fair value of these reporting units were challenging to test as they represented subjective determinations of current and future market and economic conditions that were sensitive to variation. Additionally, the audit effort associated with the discount rate required specialized skills and knowledge. Changes to those assumptions could have had a significant effect on the Company’s assessment of the fair value of the two reporting units.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design of controls over the Company’s goodwill impairment process, including controls related to the projected revenue growth rates and discount rate for the two reporting units. We performed sensitivity analyses over the Company’s discount rates and projected revenue growth rates to assess their impact on the determination that the fair values of the specific reporting units exceeded their carrying values. We compared the Company’s historical revenue forecasts to actual results to assess the Company’s ability to accurately forecast. We compared forecasted revenue growth rates used in the valuation model against underlying business strategies and growth plans. We evaluated the reasonableness of the Company’s forecasted revenue growth rates for these reporting units by comparing the growth assumptions to comparable entities within the industry. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in:
•
evaluating the discount rate used by management in the valuation, by comparing it to a range of discount rates developed using existing market information for comparable entities within the industry

•
developing an estimate of certain of the Company’s reporting units’ fair value using each reporting unit’s cash flow forecast and discount rate and compared the results of our estimate of fair value to the Company’s fair value estimate.

/s/ KPMG LLP
We have served as the Company’s auditor since 2021.
Cincinnati, Ohio
March 11, 2021

HMAN GROUP HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(dollars in thousands)
	December 26, 2020	December 28, 2019 As Restated
ASSETS
Current assets:
Cash and cash equivalents	$21,520	$19,973
Accounts receivable, net of allowances of $2,395 ($1,891 – 2019)	121,228	88,374
Inventories, net	391,679	323,496
Other current assets	19,280	8,828
Total current assets	553,707	440,671
Property and equipment, net of accumulated depreciation of $236,031 ($179,791 – 2019)	182,674	205,160
Goodwill	816,200	815,850
Other intangibles, net of accumulated amortization of $291,434 ($232,060 – 2019)	825,966	882,430
Operating lease right of use assets	76,820	81,613
Deferred tax asset	2,075	702
Other assets	11,176	11,557
Total assets	$2,468,618	$2,437,983
LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Accounts payable	$201,461	$125,042
Current portion of debt and capital lease obligations	11,481	11,358
Current portion of operating lease liabilities	12,168	11,459
Accrued expenses:
Salaries and wages	29,800	12,937
Pricing allowances	6,422	6,553
Income and other taxes	5,986	5,248
Interest	12,988	14,726
Other accrued expenses	31,605	21,545
Total current liabilities	311,911	208,868
Long-term debt	1,535,508	1,584,289
Deferred tax liabilities	156,118	164,343
Operating lease liabilities	68,934	73,227
Other non-current liabilities	31,560	33,287
Total liabilities	2,104,031	2,064,014
Commitments and Contingencies (Note 16)	—	—
Stockholder’s Equity:
Preferred stock, $.01 par, 200,000 shares authorized, none issued and outstanding at December 26, 2020 and December 28, 2019	—	—
Common stock, $.01 par, 1,800,000 shares authorized, 556,444 and 548,040 issued and outstanding at December 26, 2020 and December 28, 2019	5	5
Treasury stock at cost, 4,740 shares at December 26, 2020 and December 28, 2019	(4,320)	(4,320)
Additional paid-in capital	570,139	557,674
Accumulated deficit	(171,849)	(147,350)
Accumulated other comprehensive loss	(29,388)	(32,040)
Total stockholder’s equity	364,587	373,969
Total liabilities and stockholder’s equity	$2,468,618	$2,437,983
The Notes to Consolidated Financial Statements are an integral part of these statements.

HMAN GROUP HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(dollars and shares in thousands)
	Year Ended December 26, 2020	Year Ended December 28, 2019 As Restated	Year Ended December 29, 2018 As Restated
Net sales	$1,368,295	$1,214,362	$974,175
Cost of sales (exclusive of depreciation and amortization shown separately below)	781,815	693,881	537,885
Selling, general and administrative expenses	398,472	382,131	320,543
Depreciation	67,423	65,658	46,060
Amortization	59,492	58,910	44,572
Management fees to related party	577	562	546
Other (income) expense	(5,250)	5,525	(2,874)
Income from operations	65,766	7,695	27,443
Interest expense, net	86,774	101,613	70,545
Interest expense on junior subordinated debentures	12,707	12,608	12,608
Investment income on trust common securities	(378)	(378)	(378)
Loss on mark-to-market adjustment of interest rate swap	601	2,608	607
Refinancing costs	—	—	11,632
Loss before income taxes	(33,938)	(108,756)	(67,571)
Income tax benefit	(9,439)	(23,277)	(8,890)
Net loss	$(24,499)	$(85,479)	$(58,681)
Basic and diluted loss per share	$(45)	$(158)	$(108)
Weighted average basic and diluted shares outstanding	545	543	$545
Net loss from above	$(24,499)	$(85,479)	$(58,681)
Other comprehensive income (loss):
Foreign currency translation adjustments	2,652	5,550	(11,053)
Total other comprehensive income (loss)	2,652	5,550	(11,053)
Comprehensive loss	$(21,847)	$(79,929)	$(69,734)
The Notes to Consolidated Financial Statements are an integral part of these statements.

HMAN GROUP HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)
	Year Ended December 26, 2020	Year Ended December 28, 2019 As Restated	Year Ended December 29, 2018 As Restated
Cash flows from operating activities:
Net loss	$(24,499)	$(85,479)	$(58,681)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	126,915	124,568	90,632
Loss (gain) on dispositions of property and equipment	161	(573)	(5,988)
Impairment of long lived assets	210	7,887	837
Deferred income taxes	(9,462)	(23,586)	(10,566)
Deferred financing and original issue discount amortization	3,722	3,726	2,455
Loss on debt restructuring	—	—	11,632
Stock-based compensation expense	5,125	2,981	1,590
Change in fair value of contingent consideration	(3,515)	—	—
Other non-cash interest and change in value of interest rate swap	601	2,608	607
Changes in operating items:
Accounts receivable	(32,417)	22,863	7,934
Inventories	(67,147)	(3,205)	(68,978)
Other assets	(10,743)	2,878	(1,496)
Accounts payable	76,031	(11,975)	41,092
Other accrued liabilities	27,098	9,666	(3,523)
Net cash provided by operating activities	92,080	52,359	7,547
Cash flows from investing activities:
Acquisitions of businesses, net of cash acquired	(800)	(6,135)	(500,989)
Capital expenditures	(45,274)	(57,753)	(71,621)
Proceeds from sale of property and equipment	—	10,400	—
Other investing activities	—	—	—
Net cash used for investing activities	(46,074)	(53,488)	(572,610)
Cash flows from financing activities:
Borrowings on senior term loans, net of discount	—	—	1,050,050
Repayments of senior term loans	(10,608)	(10,608)	(532,488)
Borrowings of revolving credit loans	99,000	43,500	165,550
Repayments of revolving credit loans	(140,000)	(38,700)	(76,850)
Financing fees	—	(1,412)	(20,520)
Principal payments under capitalized lease obligations	(836)	(683)	(235)
The Notes to Consolidated Financial Statements are an integral part of these statements.

	Year Ended December 26, 2020	Year Ended December 28, 2019 As Restated	Year Ended December 29, 2018 As Restated
Repurchase of common stock	—	—	(3,780)
Proceeds from exercise of stock options	7,340	100	200
Proceeds from sale of common stock	—	750	—
Net cash (used for) provided by financing activities	(45,104)	(7,053)	581,927
Effect of exchange rate changes on cash	645	(79)	1,433
Net increase (decrease) in cash and cash equivalents	1,547	(8,261)	18,297
Cash and cash equivalents at beginning of period	19,973	28,234	9,937
Cash and cash equivalents at end of period	$21,520	$19,973	$28,234

The Notes to Consolidated Financial Statements are an integral part of these statements.

HMAN GROUP HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY
(dollars and share amounts in thousands)
	Number of shares outstanding		Common Stock	Additional Paid-in Capital	Treasury Stock	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Total Stockholder’s Equity
	Common Shares	Treasury Shares
Balance at December 30, 2017	547	(1)	$5	$552,053	$(540)	$2,422	$(26,537)	$527,403
Net Loss — As Restated	—	—	—	—	—	(58,681)	—	(58,681)
Stock-based compensation	—	—	—	1,590	—	—	—	1,590
Proceeds from sale of Holdco shares of stock	—	—	—	200	—	—	—	200
Payments for repurchase of stock	—	(4)	—	—	(3,780)	—	—	(3,780)
Cumulative effect of change in accounting principle	—	—	—	—	—	(5,612)	—	(5,612)
Change in cumulative foreign currency translation adjustment	—	—	—	—	—	—	(11,053)	(11,053)
Balance at 12/29/2018 — As Restated	547	(5)	$5	$553,843	$(4,320)	$(61,871)	$(37,590)	$450,067
Net Loss — As Restated	—	—	—	—	—	(85,479)	—	(85,479)
Stock-based compensation	—	—	—	2,981	—	—	—	2,981
Proceeds from exercise of stock options	—	—	—	100	—	—	—	100
Proceeds from sale of Holdco shares of stock	1	—	—	750	—	—	—	750
Restricted share vesting	—	—	—	—	—	—	—	—
Change in cumulative foreign currency translation adjustment	—	—	—	—	—	—	5,550	5,550
Balance at 12/28/2019 — As Restated	548	(5)	$5	$557,674	$(4,320)	$(147,350)	$(32,040)	$373,969
Net Loss	—	—	—	—	—	(24,499)	—	(24,499)
Stock-based compensation	—	—	—	5,125	—	—	—	5,125
Proceeds from exercise of stock options	7	—	—	7,340	—	—	—	7,340
Restricted share vesting	1	—	—	—	—	—	—	—
Change in cumulative foreign currency translation adjustment	—	—	—	—	—	—	2,652	2,652
Balance at December 26, 2020	556	(5)	$5	$570,139	$(4,320)	$(171,849)	$(29,388)	$364,587
The Notes to Consolidated Financial Statements are an integral part of these statements.

HMAN GROUP HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
1.
Basis of Presentation:

The accompanying financial statements include the consolidated accounts of HMAN Group Holdings, Inc. and its wholly-owned subsidiaries (collectively “Hillman” or the “Company”). Unless the context requires otherwise, references to “Hillman,” “we,” “us,” “our,” or “our Company” refer to HMAN Group Holdings, Inc. and its wholly-owned subsidiaries. The Consolidated Financial Statements included herein have been prepared in accordance with accounting standards generally accepted in the United States of America (U.S. GAAP) and include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated. References to 2020, 2019, and 2018 are for fiscal years ended December 26, 2020, December 28, 2019, and December 29, 2018, respectively.
Affiliates of CCMP Capital Advisors, LLC (“CCMP”) own 79.1% of the Company’s outstanding common stock, affiliates of Oak Hill Capital Partners III, L.P., Oak Hill Capital Management Partners III, L.P. and OHCP III HC RO, L.P. (collectively “Oak Hill Funds”) own 16.7% of the Company’s outstanding common stock, and certain current and former members of management own 4.2% of the Company’s outstanding common stock.
The Company has a 52-53 week fiscal year ending on the last Saturday in December 2017. In a 52 week fiscal year, each of the Company’s quarterly periods will comprise 13 weeks. The additional week in a 53 week fiscal year is added to the fourth quarter, making such quarter consist of 14 weeks. The Company’s first 53 week fiscal year will occur in fiscal year 2022.
Nature of Operations:
The Company is comprised of three separate operating business segments: (1) Hardware and Protective Solutions, (2) Robotics and Digital Solutions, and (3) Canada.
In the fourth quarter of 2019, the Company implemented a plan to restructure the management and operations of our U.S. business to achieve synergies and cost savings associated with the recent acquisitions. The restructuring plan includes management realignment, integration of sales and operations functions, and strategic review of our product offerings (see Note 15 — Restructuring of the Notes to Consolidated Financial Statements for additional details).
Hillman Group provides and, on a limited basis, produces products such as fasteners and related hardware items; threaded rod and metal shapes; keys, key duplication systems, and accessories; personal protective equipment such as gloves and eye-wear; builder’s hardware; and identification items, such as tags and letters, numbers, and signs, to retail outlets, primarily hardware stores, home centers and mass merchants, pet supply stores, grocery stores, and drug stores. The Canada segment also produces fasteners, stampings, fittings, and processes threaded parts for automotive suppliers, industrial Original Equipment Manufacturers (“OEMs”), and industrial distributors.
On August 10, 2018, the Company completed the acquisition of Minute Key Holdings, Inc. (“MinuteKey”), an innovative leader in self-service key duplicating kiosks for a total consideration of $156,289. MinuteKey has existing operations in the United States and Canada and is included in Hillman’s Robotics and Digital Solutions reportable segment. See Note 5 — Acquisitions for additional information.
On October 1, 2018, the Company completed the acquisition of Big Time Products (“Big Time”), a leading provider of personal protective and work gear products ranging from work gloves, tool belts and jobsite storage, for total consideration of $348,834. Big Time has existing operations throughout North America and its operating results reside within the Company’s Hardware and Protective Solutions reportable segment. See Note 5 — Acquisitions for additional information.
On August 16, 2019, the Company acquired the assets of Sharp Systems, LLC (“Resharp”), a California-based innovative developer of automated knife sharpening systems, for a total purchase price of $21,100.

HMAN GROUP HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
Resharp has existing operations in the United States and its operating results reside within the Company’s Robotics and Digital reportable segment. See Note 5 — Acquisitions for additional information.
Restatement of Previously Issued Consolidated Financial Statements for Income Tax Accounting Errors
On February 25, 2021, the Audit Committee of the Board of Directors (the “Audit Committee”) of the Company, after considering the recommendations of management, and discussing such recommendations with SEC counsel, concluded that our 2019 and 2018 Financial Statements, as of and for the years ended December 28, 2019 and December 29, 2018, should no longer be relied upon due to misstatements that are described in greater detail below, and that we would restate such financial statements to make the necessary accounting corrections.
While preparing our 2020 consolidated financial statements, the Company identified errors in the accounting for income taxes during 2018 and 2019. During 2018, the Company became subject to additional provisions of the Tax Cuts and Jobs Act of 2017 (“2017 Tax Act”) including computations related to the IRC §163(j) interest limitation (Interest Limitation). The Company incorrectly established valuation allowances against the portion of interest expense that was not currently deductible in the years ended December 28, 2019 and December 29, 2018. In addition, the Company incorrectly established a valuation allowance on certain U.S. state NOLs. Upon further review of income tax accounting guidance, the Company determined the valuation allowance should not have been established.
The Company evaluated the materiality of these errors both qualitatively and quantitatively in accordance with Staff Accounting Bulletin (“SAB”) No. 99, Materiality and SAB No. 108, Considering the Effects of Prior Year Misstatements in Current Year Financial Statements, and determined the effect of these corrections was material to the consolidated financial statements as of and for the years ended December 28, 2019 and December 29, 2018.
Accordingly, the Company has restated the 2018 consolidated financial statements to reduce net loss by $10,960, driven by an increase in deferred tax benefit. Deferred tax liabilities and goodwill decreased by $14,187 and $3,227, respectively. The Company has also restated the 2019 consolidated financial statements, reducing net loss by $17,907 due to an increase in deferred tax benefit. These adjustments resulted in a cumulative decrease to goodwill of $3,227, a decrease to the deferred tax liabilities of $32,094 and a corresponding decrease in accumulated deficit and increase in total equity of $28,867 as of December 28, 2019. These errors had no impact on any period prior to 2018, when the Company became subject to the provisions of the 2017 Tax Act. Impacts to the consolidated statements of cash flow are limited to changes within operating activities as noted below, and, therefore, there are no impacts on the operating, investing or financing subtotals.
The impacts of these corrections to fiscal years 2018 and 2019 are as follows:
Consolidated Statement of Comprehensive Loss
	Year Ended December 28, 2019			Year Ended December 29, 2018
	As Reported	Restatement Adjustments	As Restated	As Reported	Restatement Adjustments	As Restated
Income tax (benefit) expense	$(5,370)	$(17,907)	$(23,277)	$2,070	$(10,960)	$(8,890)
Net loss	(103,386)	17,907	(85,479)	(69,641)	10,960	(58,681)
Comprehensive loss	(97,836)	17,907	(79,929)	(80,694)	10,960	(69,734)

HMAN GROUP HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
Consolidated Balance Sheets
	Year Ended December 28, 2019			Year Ended December 29, 2018
	As Reported	Restatement Adjustments	As Restated	As Reported	Restatement Adjustments	As Restated
Goodwill(1)	$819,077	$(3,227)	$815,850	$803,847	$(3,227)	$800,620
Total Assets	2,441,210	(3,227)	2,437,983	2,431,470	(3,227)	2,428,243
Deferred tax liabilities	196,437	(32,094)	164,343	200,696	(14,187)	186,509
Total liabilities	2,096,108	(32,094)	2,064,014	1,992,363	(14,187)	1,978,176
Accumulated deficit	(176,217)	28,867	(147,350)	(72,831)	10,960	(61,871)
Total stockholder’s equity	345,102	28,867	373,969	439,107	10,960	450,067
Total liabilities and stockholder’s equity	2,441,210	(3,227)	2,437,983	2,431,470	(3,227)	2,428,243

(1)
The Company incorrectly established a valuation allowance on deferred taxes related to the interest limitations from the MinuteKey and Big Time Products acquisitions in 2018 during purchase accounting through goodwill. The correction of the error resulted in a reduction of goodwill of $1,160 for MinuteKey and $2,067 for Big Time Products.

Consolidated Statements of Cash Flows
	Year Ended December 28, 2019			Year Ended December 29, 2018
	As Reported	Restatement Adjustments	As Restated	As Reported	Restatement Adjustments	As Restated
Cash flows from operating activities:
Net loss	$(103,386)	$17,907	$(85,479)	$(69,641)	$10,960	$(58,681)
Deferred income taxes	(5,679)	(17,907)	(23,586)	394	(10,960)	(10,566)
Net cash provided by operating activities	$52,359	$—	$52,359	$7,547	$—	$7,547
The impacts of the restatement have been reflected throughout the financial statements, including the applicable footnotes, as appropriate.
2.
Summary of Significant Accounting Policies:

Cash and Cash Equivalents:
Cash and cash equivalents consist of commercial paper, U.S. Treasury obligations, and other liquid securities purchased with initial maturities less than 90 days and are stated at cost which approximates fair value. The Company has foreign bank balances of approximately $9,279 and $9,301 at December 26, 2020 and December 28, 2019, respectively. The Company maintains cash and cash equivalent balances with financial institutions that exceed federally insured limits. The Company has not experienced any losses related to these balances. Management believes its credit risk is minimal.
Restricted Investments:
The Company’s restricted investments are trading securities carried at fair market value which represent assets held in a Rabbi Trust to fund deferred compensation liabilities owed to the Company’s employees. The

HMAN GROUP HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
current portion of the investments is included in other current assets and the long term portion in other assets on the accompanying Consolidated Balance Sheets. See Note 9 — Deferred Compensation Plan.
Accounts Receivable and Allowance for Doubtful Accounts:
The Company establishes the allowance for doubtful accounts using the specific identification method and also provides a reserve in the aggregate. The estimates for calculating the aggregate reserve are based on the financial condition of the customers, the length of time receivables are past due, historical collection experience, current economic trends, and reasonably supported forecasts. Increases to the allowance for doubtful accounts result in a corresponding expense. The Company writes off individual accounts receivable when collection becomes improbable. The allowance for doubtful accounts was $2,395 and $1,891 as of December 26, 2020 and December 28, 2019, respectively.
In the years ended December 26, 2020 and December 28, 2019, the Company entered into agreements to sell, on an ongoing basis and without recourse, certain trade accounts receivable. The buyer is responsible for servicing the receivables. The sale of the receivables is accounted for in accordance with Financial Accounting Standards Board (“FASB”) ASC 860, Transfers and Servicing. Under that guidance, receivables are considered sold when they are transferred beyond the reach of the Company and its creditors, the purchaser has the right to pledge or exchange the receivables, and the Company has surrendered control over the transferred receivables. The Company has received proceeds from the sales of trade accounts receivable of approximately $323,715 and $292,432 for the years ended December 26, 2020 and December 28, 2019, respectively, and has included the proceeds in net cash provided by operating activities in the Consolidated Statements of Cash Flows. Related to the sale of accounts receivable, the Company recorded losses of approximately $1,782 and $2,923 for the years ended December 26, 2020 and December 28, 2019, respectively.
Inventories:
Inventories consisting predominantly of finished goods are valued at the lower of cost or net realizable value, cost being determined principally on the standard cost method. The historical usage rate is the primary factor used in assessing the net realizable value of excess and obsolete inventory. A reduction in the carrying value of an inventory item from cost to net realizable value is recorded for inventory with excess on-hand quantities as determined based on historic and projected sales, product category, and stage in the product life cycle.
Property and Equipment:
Property and equipment are carried at cost and include expenditures for new facilities and major renewals. For financial accounting purposes, depreciation is computed on the straight-line method over the estimated useful lives of the assets, generally 2 to 15 years. Assets acquired under finance leases are depreciated over the terms of the related leases. Maintenance and repairs are charged to expense as incurred. The Company capitalizes certain costs that are directly associated with the development of internally developed software, representing the historical cost of these assets. Once the software is completed and placed into service, such costs are amortized over the estimated useful lives. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from their respective accounts, and the resulting gain or loss is reflected in income (loss) from operations.
Property and equipment, net, consists of the following at December 26, 2020 and December 28, 2019:

HMAN GROUP HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
	Estimated Useful Life (Years)	2020	2019
Leasehold improvements	life of lease	$11,506	$10,982
Machinery and equipment	2 – 10	334,643	308,096
Computer equipment and software	2 – 5	61,737	60,412
Furniture and fixtures	6 – 8	5,467	2,749
Construction in process		5,352	2,712
Property and equipment, gross		418,705	384,951
Less: Accumulated depreciation		236,031	179,791
Property and equipment, net		$182,674	$205,160
Goodwill:
The Company has adopted ASU 2017-04, Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which eliminates Step 2 from the goodwill impairment test and instead requires an entity to perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. If, after assessing the totality of events or circumstances, the Company determines that the fair value of a reporting unit is less than the carrying value, then the Company would recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value, not to exceed the total amount of goodwill allocated to the reporting unit.
The Company’s annual impairment assessment is performed for its reporting units as of October 1st. With the assistance of an independent third-party specialist, management assessed the value the of the reporting units based on a discounted cash flow model and multiple of earnings. Assumptions critical to our fair value estimates under the discounted cash flow model include the discount rate and projected average revenue growth. The results of the quantitative assessment in 2020, 2019, and 2018 indicated that the fair value of each reporting unit was in excess of its carrying value. Therefore goodwill was not impaired as of our annual testing dates. In our annual review of goodwill for impairment in the fourth quarter of 2020, the fair value of each reporting unit exceeded its carrying value by over 5% of its carrying value.
No impairment charges were recorded in the years ended December 26, 2020, December 28, 2019, or December 29, 2018.
Goodwill for the year ended December 28, 2019 has been restated due to the correction of errors in the accounting for income taxes related to the valuation allowance against deferred tax assets, which impacted our net deferred tax liabilities. See Note 1 — Basis of Presentation for additional details.
In the year ended December 28, 2019, the Company reorganized its operating segments. In connection with the reorganization, reporting units were moved between operating segments, and the Company re-allocated the goodwill for the historic United States reporting unit between the current U.S. Fastening and Hardware and U.S. Robotics and Digital solutions reporting units based on the relative fair value. The Company tested the historic reporting unit for impairment pre-allocation and the two new reporting units post-allocation. No impairment was noted.
Goodwill amounts by reportable segment are summarized as follows:

HMAN GROUP HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
	Goodwill at December 29, 2019 As Restated	Acquisitions	Disposals	Other(1)	Goodwill at December 26, 2020
Hardware and Protective Solutions	$565,780	$—	$—	$(202)	$565,578
Robotics and Digital Solutions	220,936	—	—	—	220,936
Canada	29,134	—	—	552	29,686
Total	$815,850	$—	$—	$350	$816,200

(1)
The “Other” change to goodwill relates to adjustments resulting from fluctuations in foreign currency exchange rates for the Canada and Mexico reporting units.

Intangible Assets:
Intangible assets arise primarily from the determination of their respective fair market values at the date of acquisition. With the exception of certain trade names, intangible assets are amortized on a straight-line basis over periods ranging from 5 to 20 years, representing the period over which the Company expects to receive future economic benefits from these assets.
Other intangibles, net, as of December 26, 2020 and December 28, 2019 consist of the following:
	Estimated Useful Life (Years)	December 26, 2020	December 28, 2019
Customer relationships	13 – 20	$941,648	$941,305
Trademarks – Indefinite	Indefinite	85,603	85,517
Trademarks – Other	5 – 15	26,400	26,700
Technology and patents	7 – 12	63,749	60,968
Intangible assets, gross		1,117,400	1,114,490
Less: Accumulated amortization		291,434	232,060
Intangible assets, net		$825,966	$882,430
Estimated annual amortization expense for intangible assets subject to amortization at December 26, 2020 for the next five fiscal years is as follows:
Fiscal Year Ended	Amortization Expense
2021	$59,608
2022	$59,608
2023	$59,608
2024	$59,608
2025	$58,858
The Company also evaluates indefinite-lived intangible assets (primarily trademarks and trade names) for impairment annually or more frequently if events and circumstances indicate that it is more likely than not that the fair value of an indefinite-lived intangible asset is below its carrying amount. With the assistance of an independent third-party specialist, management assessed the fair value of our indefinite-lived intangible assets based on a relief from royalties model. An impairment charge is recorded if the carrying

HMAN GROUP HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
amount of an indefinite-lived intangible asset exceeds the estimated fair value on the measurement date. No impairment charges related to indefinite-lived intangible assets were recorded by the Company in 2020, 2019, or 2018 as a result of the quantitative annual impairment test.
Long-Lived Assets:
Long-lived assets, such as property plant and equipment and definite-lived intangibles assets, are reviewed for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by the asset or asset group to its carrying value. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its’ fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary. In the year ended December 28, 2019, the Company recorded an impairment charge of $7,887 related to the loss on the disposal of our FastKey self-service duplicating kiosks and related assets in our Robotics and Digital Solutions operating segment. In the fiscal year ended December 29, 2018, the Company recorded impairment charges of $837 related to exiting certain lines of business in our Canada segment, see Note 15 — Restructuring for more details. All of the aforementioned impairment charges incurred were included within the respective other income/expense on the Consolidated Statements of Comprehensive Income (Loss). Approximately 95% of the Company’s long-lived assets are held within the United States.
Income Taxes:
Deferred income taxes are computed using the asset and liability method. Under this method, deferred income taxes are recognized for temporary differences between the financial reporting basis and income tax basis of assets and liabilities, based on enacted tax laws and statutory tax rates applicable to the periods in which the temporary differences are expected to reverse. Valuation allowances are provided for tax benefits where management estimates it is more likely than not that certain tax benefits will not be realized. Adjustments to valuation allowances are recorded for changes in utilization of the tax related item. See Note 6 — Income Taxes for additional information.
In accordance with guidance regarding the accounting for uncertainty in income taxes, the Company recognizes a tax position if, based solely on its technical merits, it is more likely than not to be sustained upon examination by the relevant taxing authority. If a tax position does not meet the more likely than not recognition threshold, the Company does not recognize the benefit of that position in its Consolidated Financial Statements. A tax position that meets the more likely than not recognition threshold is measured to determine the amount of benefit to be recognized in the Consolidated Financial Statements.
Contingent Consideration:
Contingent Consideration relates to the potential payment for an acquisition that is contingent upon the achievement of the acquired business meeting certain product development milestones and/or certain financial performance milestones. The Company records contingent consideration at fair value at the date of acquisition based on the consideration expected to be transferred. The estimated fair value of the contingent consideration was determined using a Monte Carlo analysis examining the frequency and mean value of the resulting payments. The resulting value captures the risk associated with the form of the payout structure. The risk neutral method is applied, resulting in a value that captures the risk associated with the form of the payout structure and the projection risk. The assumptions utilized in the calculation based on financial performance milestones include projected revenue and/or EBITDA amounts, volatility and discount rates. For potential payments related to product development milestones, we estimated the fair value based on the probability of achievement of such milestones. The assumptions utilized in the calculation of the

HMAN GROUP HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
acquisition date fair value include probability of success and the discount rates. Contingent consideration involves certain assumptions requiring significant judgment and actual results may differ from assumed and estimated amounts.
Risk Insurance Reserves:
The Company self-insures our product liability, automotive, and workers’ compensation liability losses up to $250 per occurrence. General liability losses are self-insured up to $500 per occurrence. Our policy is to estimate reserves based upon a number of factors, including known claims, estimated incurred but not reported claims, and third-party actuarial analysis. The third-party actuarial analysis is based on historical information along with certain assumptions about future events. These reserves are classified as other current and other long-term liabilities within the balance sheets.
The Company self-insures our group health claims up to an annual stop loss limit of $250 per participant. Historical group insurance loss experience forms the basis for the recognition of group health insurance reserves.
Retirement Benefits:
Certain employees of the Company are covered under a profit-sharing and retirement savings plan. The plan provides for a matching contribution for eligible employees of 50% of each dollar contributed by the employee up to 6% of the employee’s compensation. In addition, the plan provides an annual contribution in amounts authorized by the Board of Directors, subject to the terms and conditions of the plan.
Hillman Canada sponsors a Deferred Profit Sharing Plan (“DPSP”) and a Group Registered Retirement Savings Plan (“RRSP”) for all qualified, full-time employees, with at least three months of continuous service. DPSP is an employer-sponsored profit sharing plan registered as a trust with the Canada Revenue Agency (“CRA”). On a periodic basis, Hillman Canada shares business profits with employees by contributing to the DPSP on each employee’s behalf. Employees do not contribute to the DPSP. There is no minimum required contribution; however, DPSPs are subject to maximum contribution limits set by the CRA. The DPSP is offered in conjunction with a RRSP. All eligible employees may contribute an additional voluntary amount of up to eight percent of the employee’s gross earnings. Hillman Canada is required to match 100% of all employee contributions up to 2% of the employee’s compensation. The assets of the RRSP are held separately from those of Hillman Canada in independently administered funds.
Retirement benefit costs were $3,343, $2,725, and $2,567 in the years ended December 26, 2020, December 28, 2019, and December 29, 2018, respectively.
Revenue Recognition:
Revenue is recognized when control of goods or services is transferred to our customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Sales and other taxes the Company collects concurrent with revenue-producing activities are excluded from revenue.
The Company offers a variety of sales incentives to its customers primarily in the form of discounts and rebates. Discounts are recognized in the Consolidated Financial Statements at the date of the related sale. Rebates are based on the revenue to date and the contractual rebate percentage to be paid. A portion of the cost of the rebate is allocated to each underlying sales transaction. Discounts and rebate are included in the determination of net sales.
The Company also establishes reserves for customer returns and allowances. The reserve is established based on historical rates of returns and allowances. The reserve is adjusted quarterly based on actual experience. Discounts and allowances are included in the determination of net sales.

HMAN GROUP HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
The following table disaggregates our revenue by product category:
	Hardware and Protective Solutions	Robotics and Digital Solutions	Canada	Total Revenue
Year Ended December 26, 2020
Fastening and Hardware	$706,865	$—	$131,493	$838,358
Personal Protective	317,527	—	239	317,766
Keys and Key Accessories	—	157,828	2,878	160,706
Engraving	—	51,423	6	51,429
Resharp	—	36	—	36
Consolidated	$1,024,392	$209,287	$134,616	$1,368,295
Year Ended December 28, 2019
Fastening and Hardware	$607,247	$—	$121,242	$728,489
Personal Protective	245,769	—	—	245,769
Keys and Key Accessories	—	185,451	4,009	189,460
Engraving	—	50,613	9	50,622
Resharp	—	22	—	22
Consolidated	$853,016	$236,086	$125,260	$1,214,362
Year Ended December 29, 2018
Fastening and Hardware	$581,269	$—	$137,186	$718,455
Personal Protective	55,448	—	—	55,448
Keys and Key Accessories	—	143,898	4,217	148,115
Engraving	—	52,145	12	52,157
Resharp	—	—	—	—
Consolidated	$636,717	$196,043	$141,415	$974,175

HMAN GROUP HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
The following table disaggregates our revenue by geographic location:
	Hardware and Protective Solutions	Robotics and Digital Solutions	Canada	Total Revenue
Year Ended December 26, 2020
United States	$1,007,135	$207,283	$—	$1,214,418
Canada	7,789	2,004	134,616	144,409
Mexico	9,468	—	—	9,468
Consolidated	$1,024,392	$209,287	$134,616	$1,368,295
Year Ended December 28, 2019
United States	$835,957	$234,216	$—	$1,070,173
Canada	5,905	1,870	125,260	133,035
Mexico	11,154	—	—	11,154
Consolidated	$853,016	$236,086	$125,260	$1,214,362
Year Ended December 29, 2018
United States	$626,490	$195,538	$—	$822,028
Canada	1,944	505	141,415	143,864
Mexico	8,283	—	—	8,283
Consolidated	$636,717	$196,043	$141,415	$974,175
Our revenue by geography is allocated based on the location of our sales operations. Our Hardware and Protective Solutions segment contains sales of Big Time personal protective equipment into Canada. Our Robotics and Digital Solutions segment contains sales of MinuteKey Canada.
Hardware and Protective Solutions revenues consist primarily of the delivery of fasteners, anchors, specialty fastening products, and personal protective equipment such as gloves and eye-wear as well as in-store merchandising services for the related product category.
Robotics and Digital Solutions revenues consist primarily of sales of keys and identification tags through self service key duplication and engraving kiosks. It also includes our associate-assisted key duplication systems and key accessories.
Canada revenues consist primarily of the delivery to Canadian customers of fasteners and related hardware items, threaded rod, keys, key duplicating systems, accessories, personal protective equipment, and identification items as well as in-store merchandising services for the related product category.
The Company’s performance obligations under its arrangements with customers are providing products, in-store merchandising services, and access to key duplicating and engraving equipment. Generally, the price of the merchandising services and the access to the key duplicating and engraving equipment is included in the price of the related products. Control of products is transferred upon delivery of the products. Judgment is required in determining the time at which to recognize revenue for the in-store services and the access to key duplicating and engraving equipment. Revenue is recognized for in-store service and access to key duplicating and engraving equipment as the related products are delivered, which approximates a time-based recognition pattern. Therefore, the entire amount of consideration related to the sale of products, in-store merchandising services, and access to key duplicating and engraving equipment is recognized upon the delivery of the products.
The costs to obtain a contract are insignificant, and generally contract terms do not extend beyond one year. Therefore, these costs are expensed as incurred. Freight and shipping costs and the cost of our in-store

HMAN GROUP HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
merchandising services teams are recognized in selling, general, and administrative expense when control over products is transferred to the customer.
The Company used the practical expedient regarding the existence of a significant financing component as payments are due in less than one year after delivery of the products.
Shipping and Handling:
The costs incurred to ship product to customers, including freight and handling expenses, are included in selling, general, and administrative (“SG&A”) expenses on the Company’s Consolidated Statements of Comprehensive Loss.
Shipping and handling costs were $50,891, $47,713, and $42,458 in the years ended December 26, 2020, December 28, 2019, and December 29, 2018, respectively.
Research and Development:
The Company expenses research and development costs consisting primarily of internal wages and benefits in connection with improvements to the Company’s fastening product lines along with the key duplicating and engraving machines. The Company’s research and development costs were $2,876, $2,075, and $2,181 in the years ended December 26, 2020, December 28, 2019, and December 29, 2018, respectively.
Stock Based Compensation:
The Company has a stock-based employee compensation plan pursuant to which the Company may grant options, stock appreciation rights, restricted stock, and other stock-based awards. Hillman reflects the options granted in its stand-alone Consolidated Financial Statements in accordance with Accounting Standards Codification 718, Compensation — Stock Compensation (“ASC 718”). The Company uses a Black-Scholes option pricing model to determine the fair value of stock options on the dates of grant. The Black-Scholes pricing model requires various assumptions, including expected term, which is based on our historical experience and expected volatility which is estimated based on the average historical volatility of similar entities with publicly traded shares. The Company also makes assumptions regarding the risk-free interest rate and the expected dividend yield. The risk-free interest rate is based on the U.S. Treasury interest rate whose term is consistent with the expected term of the share-based award. The dividend yield on our common stock is assumed to be zero since we do not pay dividends and have no current plans to do so in the future. Determining the fair value of stock options at the grant date requires judgment, including estimates for the expected life of the share-based award, stock price volatility, dividend yield, and interest rate. These assumptions may differ significantly between grant dates because of changes in the actual results of these inputs that occur over time. The Company makes assumptions in the determination of the fair value of the common stock underlying the stock-based awards granted. With the assistance of an independent third-party specialist, management assessed the value of the Company’s common stock based on a combination of the income approach and guideline public company method. Assumptions critical to our fair value estimates under the discounted cash flow model include the discount rate and projected revenue growth. The Company revalues the common stock annually, unless changes in facts or circumstances indicate the need for a mid-year revaluation.
Stock-based compensation expense is recognized using a fair value based recognition method. Stock-based compensation cost is estimated at the grant date based on the fair value of the award and is recognized as expense over the requisite vesting period or performance period of the award on a straight-line basis. The stock-based compensation expense is recorded in general and administrative expenses. The plan is more fully described in Note 11 — Stock Based Compensation.

HMAN GROUP HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
Repurchase of Shares:
When the Company’s shares are purchased for retirement, the excess of the purchase price over its par value is recorded entirely to additional paid-in capital subject to the limitation of the additional paid in capital when the shares were originally issued. When the Company’s shares are acquired for purposes other than retirement, the purchase price is shown separately as treasury stock.
Fair Value of Financial Instruments:
The Company uses the accounting guidance that applies to all assets and liabilities that are being measured and reported on a fair value basis. The guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value hierarchy requires an entity to maximize the use of observable inputs, where available, and minimize the use of unobservable inputs when measuring fair value. Whenever possible, quoted prices in active markets are used to determine the fair value of the Company’s financial instruments.
Derivatives and Hedging:
The Company uses derivative financial instruments to manage its exposures to (1) interest rate fluctuations on its floating rate senior term loan and (2) fluctuations in foreign currency exchange rates. The Company measures those instruments at fair value and recognizes changes in the fair value of derivatives in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. The Company enters into derivative instrument transactions with financial institutions acting as the counter-party. The Company does not enter into derivative transactions for speculative purposes and, therefore, holds no derivative instruments for trading purposes.
The relationships between hedging instruments and hedged items are formally documented, in addition to the risk management objective and strategy for each hedge transaction. For interest rate swaps, the notional amounts, rates, and maturities of our interest rate swaps are closely matched to the related terms of hedged debt obligations. The critical terms of the interest rate swap are matched to the critical terms of the underlying hedged item to determine whether the derivatives used for hedging transactions are highly effective in offsetting changes in the cash flows of the underlying hedged item. If it is determined that a derivative ceases to be a highly effective hedge, the hedge accounting is discontinued and all subsequent derivative gains and losses are recognized in the statement of comprehensive income or loss.
Derivative instruments designated in hedging relationships that mitigate exposure to the variability in future cash flows of the variable-rate debt and foreign currency exchange rates are considered cash flow hedges. The Company records all derivative instruments in other assets or other liabilities on the Consolidated Balance Sheets at their fair values. If the derivative is designated as a cash flow hedge and the hedging relationship qualifies for hedge accounting, the effective portion of the change in the fair value of the derivative is recorded in other comprehensive income or loss. The change in fair value for instruments not qualifying for hedge accounting are recognized in the statement of comprehensive income or loss in the period of the change. See Note 13 — Derivatives and Hedging.
Translation of Foreign Currencies:
The translation of the Company’s Canadian and Mexican local currency based financial statements into U.S. dollars is performed for balance sheet accounts using exchange rates in effect at the balance sheet date and for revenue and expense accounts using an average exchange rate during the period. Cumulative translation adjustments are recorded as a component of accumulated other comprehensive loss in stockholder’s equity.

HMAN GROUP HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
Use of Estimates in the Preparation of Financial Statements:
The preparation of Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses for the reporting period. Actual results may differ from these estimates.
The extent to which COVID-19 impacts the Company’s business and financial results will depend on numerous evolving factors including, but not limited to: the magnitude and duration of COVID-19, the extent to which it will impact worldwide macroeconomic conditions including interest rates, employment rates and health insurance coverage, the speed of the anticipated recovery, and governmental and business reactions to the pandemic. The Company assessed certain accounting matters that generally require consideration of forecasted financial information in context with the information reasonably available to the Company and the unknown future impacts COVID-19 as of December 26, 2020 and through the date of this report. The accounting matters assessed included, but were not limited to the carrying value of the goodwill and other long-lived assets. While there was not a material impact to the Company’s Consolidated Financial Statements as of and for the year ended December 26, 2020, the Company’s future assessment of the magnitude and duration of COVID-19, as well as other factors, could result in material impacts to the Company’s Consolidated Financial Statements in future reporting periods.
3.
Recent Accounting Pronouncements:

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), (“ASU 2014-09”) which supersedes the revenue recognition requirements in ASC 605, Revenue Recognition. The Company early adopted this ASU effective the beginning of fiscal year 2018 using the modified retrospective method. The Company recognized the cumulative effect of initially applying the new revenue standard as a $5,612 reduction to the opening balance of retained earnings with corresponding decreases to other current assets and other assets of $3,846 and $3,370, respectively, an increase of $637 to other accrued expenses, and a decrease of $2,241 in deferred tax liabilities. The cumulative adjustment primarily relates to payments to customers. The Company will now recognize certain payments as a reduction of revenue when the payment is made as opposed to over the life of the master service agreement. The Company expects the impact of the adoption of the new standard to be immaterial to our net income on an ongoing basis.
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). Subsequently, in July 2018, the FASB issued ASU 2018-11, Leases (Topic 842): Targeted Improvements and ASU 2018-10, Codification Improvements to Topic 842, Leases. Effective December 30, 2018, the Company adopted the comprehensive new lease standard issued by the FASB. The most significant impact was the recognition of right-of-use (“ROU”) assets and liabilities for operating and finance leases applicable to lessees. The Company elected to utilize the transition guidance within the new standard that allowed the Company to carry forward its historical lease classification(s). Operating and finance ROU assets and liabilities are recognized based on the present value of future minimum lease payments over the expected lease term at commencement date. As the implicit rate is not determinable for most of the Company’s leases, management uses the Company’s incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The Company elected to not separate lease and non-lease components for all classes of underlying assets in which it is the lessee and made an accounting policy election to not account for leases within an initial term of 12 months or less on the accompanying Consolidated Balance Sheets. The expected lease terms include options to extend or terminate the lease when its reasonably certain that the Company will exercise such option. Lease expense for minimum lease payments is recognized over a straight-line basis over the expected lease term. As of December 30, 2018, the Company recorded an Operating ROU Asset of $72,785 and a Finance ROU Asset of $672 within our Consolidated Balance Sheets. Short-term and long-term operating lease liabilities were recorded as $12,040 and $63,291, respectively.

HMAN GROUP HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
Short-term and long-term finance lease liabilities were determined to be $436 and $477, respectively. The adoption of this guidance did not have an impact on net income. Refer to Note 8 — Leases for full lease-related disclosures.
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses. The ASU sets forth a “current expected credit loss” (CECL) model which requires the Company to measure all expected credit losses for financial instruments held at the reporting date based on historical experience, current conditions, and reasonable supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost and applies to some off-balance sheet credit exposures. The Company adopted this ASU in the first quarter of fiscal 2020, and it did not have a material impact on the Company’s Consolidated Financial Statements.
In August 2018, the FASB issued ASU 2018-15, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, (“ASC 350-40”) requiring a customer in a cloud computing arrangement that is a service contract to follow the internal use software guidance in ASC 350-40 to determine which implementation costs to capitalize as assets. Capitalized implementation costs related to a hosting arrangement that is a service contract will be amortized over the term of the hosting arrangement, beginning when the module or component of the hosting arrangement is ready for its intended use. The Company early adopted this ASU in the third quarter of 2018, and it did not have a material impact on the Company’s Consolidated Financial Statements.
In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting which provide optional guidance for a limited time to ease the potential burden in accounting for reference rate reform. The new guidance provide optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions affected by reference rate reform if certain criteria are met. The amendments apply only to contracts and hedging relationships that reference LIBOR or another reference rate expected to be discontinued due to reference rate reform. These amendments are effective immediately and may be applied prospectively to contract modifications made and hedging relationships entered into or evaluated on or before December 31, 2022. The Company is currently evaluating contract and the optional expedients provided by the new standard.
4.
Related Party Transactions:

The Company has recorded aggregate management fee charges and expenses from CCMP and Oak Hill Funds of $577, $562, and $546 for the years ended December 26, 2020, December 28, 2019, and December 29, 2018, respectively.
The Company recorded proceeds from the sale of common stock to members of management and the Board of Directors for $750 during year ended December 28, 2019. There were no such sales the year ended December 26, 2020 nor December 29, 2018.
In the year ended December 29, 2018, the Company repurchased approximately 4,200 shares of common stock from former members of management for approximately $3,780. No such dividends were paid in fiscal 2020 nor fiscal 2019.
Gregory Mann and Gabrielle Mann are employed by Hillman. Hillman leases an industrial warehouse and office facility from companies under the control of the Manns. The Company has recorded rental expense for the lease of this facility on an arm’s length basis. Rental expense for the lease of this facility was $351 for the year ended December 26, 2020, $350 for the year ended December 28, 2019, and $350 for the year ended December 29, 2018.
Douglas J. Cahill was hired effective July 29, 2019 as our Executive Chairman, Senior Executive Officer. He was promoted to President and Chief Executive Officer September 16, 2019. Mr. Cahill is also a

HMAN GROUP HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
former Managing Director of CCMP Capital Advisors, LP (“CCMP”). CCMP’s private equity fund CCMP Capital Investors III, L.P. (“CCMP III”), together with its related fund vehicles, owns approximately 79.1% of the Company’s outstanding common stock as of December 26, 2020. Mr. Cahill has retained a carried interest in CCMP III and the fair value of this carried interest, which is based on the overall performance of CCMP III, is contingent on several factors. As of December 26, 2020, the fair value of the carried interest is not estimable in accordance with ASC 405 — Contingencies.
5.
Acquisitions

Minute Key Holdings, Inc.
On August 10, 2018, the Company completed the acquisition of Minute Key Holdings, Inc. (“MinuteKey”), an innovative leader in self-service key duplicating kiosks, for a total consideration reflecting an enterprise value of $156,289. The Company financed the acquisition with the unfunded delayed draw term loan facility of $165,000. MinuteKey is headquartered in Boulder, Colorado and has operations in the United States and Canada. MinuteKey’s financial results reside within the Company’s Robotics and Digital Solutions reportable segment.
The following table reconciles the fair value of the acquired assets and assumed liabilities to the finalized total purchase price of the MinuteKey acquisition:
Cash	$1,791
Inventory	3,952
Other current assets	766
Property and equipment	29,888
Goodwill(1)	58,077
Customer relationships	50,000
Developed technology	19,000
Trade names	5,400
Other non-current assets	16
Total assets acquired	168,890
Less:
Liabilities assumed(1)	(12,601)
Total purchase price	$156,289

(1)
Goodwill and deferred tax liabilities have been reduced by $1,160 due to the correction of errors related to income taxes related to the valuation allowance against deferred tax assets, which impacted our net deferred tax liabilities. See Note 1 — Basis of Presentation for additional details.

Pro forma financial information has not been presented for MinuteKey as their associated financial results are insignificant to the financial results of the Company on a standalone basis.
Big Time Products
On October 1, 2018, the Company acquired NB Parent Company, LLC. and its affiliated companies including Big Time Products, LLC (collectively, “Big Time”), a leading provider of personal protective and work gear products ranging from work gloves, tool belts and jobsite storage for a purchase price of $348,834. Coinciding with the Big Time acquisition, the Company entered into an amendment (the “Amendment”) to the Company’s existing term loan credit agreement dated May 31, 2018 (the “Term Credit Agreement”).

HMAN GROUP HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
The Amendment provided approximately $365,000 of incremental term loans. Refer to Note 7 — Long-Term Debt for further details on the Term Credit Agreement and the associated Amendment. Big Time has business operations throughout North America and its financial results reside in the Company’s Hardware and Protective Solutions reportable segment.
The following table reconciles the fair value of the acquired assets and assumed liabilities to the finalized total purchase price of the Big Time acquisition:
Cash	$2,507
Accounts receivable	40,828
Inventory	40,216
Other current assets	1,623
Property and equipment	3,703
Goodwill(1)	128,796
Customer Relationships	189,000
Trade names	21,000
Other non-current assets	159
Total assets acquired	427,832
Less:
Liabilities assumed(1)	(78,998)
Total purchase price	$348,834

(1)
Goodwill and deferred tax liabilities have been reduced by $2,067 due to the correction of errors related to income taxes related to the valuation allowance against deferred tax assets, which impacted our net deferred tax liabilities. See Note 1 — Basis of Presentation for additional details.

The following table provides unaudited pro forma results of the combined entities of Hillman and Big Time, had the acquisition occurred at the beginning of fiscal 2018:
(Unaudited) Fiscal Year-ended 2018
Net revenues	$1,139,562
Net earnings (loss)	$(74,976)
The pro forma results are based on assumptions that the Company believes are reasonable under certain circumstances. The pro forma results presented are not intended to be indicative of results that may occur in the future. The underlying pro forma information includes historical results of the Company, the Company’s financing arrangements related to the Big Time acquisition, and certain purchase price accounting adjustments, including amortization of acquired intangibles.
Sharp Systems, LLC
On August 16, 2019, the Company acquired the assets of Sharp Systems, LLC (“Resharp”), a California-based innovative developer of automated knife sharpening systems, for a total purchase price of $21,100, including a contingent consideration provision with an estimated fair value of $18,100, with a maximum payout of $25,000 plus 1.8% of net knife-sharpening revenues for five years after the $25,000 is fully paid. Contingent consideration to be paid subsequent to December 26, 2020 is contingent upon several business performance metrics over a multi-year period. See Note 14 — Fair Value Measurements for additional

HMAN GROUP HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
information on the contingent consideration payable as of December 26, 2020. Resharp has existing operations in the United States and its operating results reside within the Company’s Robotics and Digital Solutions reportable segment.
The following table reconciles the fair value of the acquired assets and assumed liabilities to the finalized total purchase price of the Resharp acquisition:
Property and equipment	$218
Goodwill	9,382
Technology	11,500
Total assets acquired	21,100
Less:
Contingent consideration payable	(18,100)
Net cash paid	$3,000
Pro forma financial information has not been presented for Resharp as their associated financial results are insignificant to the financial results of the Company on a standalone basis.
Other Acquisitions
On July 1, 2019, the Company acquired the assets of West Coast Washers, Inc. for a total purchase price of $3,135. The financial results of West Coast Washers, Inc. reside within the Company’s Hardware and Protective Solutions reportable segment and have been determined to be immaterial for purposes of additional disclosure.
On February 19, 2020, the Company acquired the assets of Instafob LLC (“Instafob”) for a cash payment of $800 and a total purchase price of $2,618, which includes $1,818 in contingent and non-contingent considerations that remain payable to the seller. The financial results of Instafob reside within the Company’s Robotics and Digital Solutions reportable segment and have been determined to be immaterial for purposes of additional disclosure.
6.
Income Taxes:

Income tax expense (benefit), deferred taxes and effective tax rates for the years ended December 29, 2018 and December 28, 2019 have been restated due to the correction of errors in the accounting for income taxes related to the valuation allowance against deferred tax assets, which impacted our net deferred tax liabilities. See Note 1 — Basis of Presentation for additional details.
Loss before income taxes are comprised of the following components for the periods indicated:
	Year Ended December 26, 2020	Year Ended December 28, 2019	Year Ended December 29, 2018
United States based operations	$(30,083)	$(101,197)	$(53,254)
Non-United States based operations	(3,855)	(7,559)	(14,317)
Loss before income taxes	$(33,938)	$(108,756)	$(67,571)
Below are the components of the Company’s income tax (benefit) provision for the periods indicated:

HMAN GROUP HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
	Year Ended December 26, 2020	Year Ended December 28, 2019 As Restated	Year Ended December 29, 2018 As Restated
Current:
Federal & State	$629	$1,235	$263
Foreign	(49)	611	67
Total current	580	1,846	330
Deferred:
Federal & State	(7,625)	(23,333)	(11,679)
Foreign	(1,356)	(2,625)	(4,741)
Total deferred	(8,981)	(25,958)	(16,420)
Valuation allowance	(1,038)	835	7,200
Income tax expense/(benefit)	$(9,439)	$(23,277)	$(8,890)
The Company has U.S. federal net operating loss (“NOL”) carryforwards totaling $134,347 as of December 26, 2020 that are available to offset future taxable income. These carryforwards expire from 2027 to 2038. A portion of the U.S. federal NOLs were acquired with the MinuteKey purchase in 2018. The MinuteKey NOLs are subject to limitation under IRC §382 from current and prior ownership changes. In addition, the Company’s foreign subsidiaries have NOL carryforwards aggregating $30,717. A portion of these carryforwards expire from 2035 to 2040. Management anticipates utilizing all foreign NOLs prior to their expiration.
The Company has state NOL carryforwards with an aggregate tax benefit of $3,806 which expire from 2020 to 2040. The Company has recorded a valuation allowance of $439 in fiscal 2020 for the state NOLs expected to expire prior to utilization.
The Company has $891 of general business tax credit carryforwards which expire from 2020 to 2040. A valuation allowance of $210 has been maintained for a portion of these tax credits. The Company has $822 of foreign tax credit carryforwards which expire from 2020 to 2025. A valuation allowance of $822 has been established for these credits given insufficient foreign source income projected to utilize these credits.

HMAN GROUP HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
The table below reflects the significant components of the Company’s net deferred tax assets and liabilities at December 26, 2020 and December 28, 2019:
	December 26, 2020	December 28, 2019 As Restated
	Non-current	Non-current
Deferred Tax Asset:
Inventory	$11,423	$10,043
Bad debt reserve	1,497	868
Casualty loss reserve	279	498
Accrued bonus / deferred compensation	7,411	5,174
Deferred rent	54	80
Derivative security value	817	845
Deferred social security (CARES Act)	1,798	—
Interest limitation	21,011	30,335
Lease liabilities	21,241	22,134
Deferred revenue – shipping terms	315	315
Original issue discount amortization	3,078	3,372
Transaction costs	3,061	2,302
Federal / foreign net operating loss	36,217	38,478
State net operating loss	3,806	5,426
Tax credit carryforwards	2,150	2,636
All other	610	401
Gross deferred tax assets	114,768	122,907
Valuation allowance for deferred tax assets	(1,471)	(2,586)
Net deferred tax assets	$113,297	$120,321
Deferred Tax Liability:
Intangible asset amortization	$216,354	$227,007
Property and equipment	29,901	34,218
Lease assets	20,598	22,119
All other items	487	618
Deferred tax liabilities	$267,340	$283,962
Net deferred tax liability	$154,043	$163,641
The December 28, 2019 lease liability deferred tax asset and the lease asset deferred tax liability were each increased by $5,646 to correct a misstatement.
Realization of the net deferred tax assets is dependent on the reversal of deferred tax liabilities. Although realization is not assured, management estimates it is more likely than not that the net deferred tax assets will be realized. The amount of net deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward periods are reduced. The Company maintains a valuation allowance of $439 on U.S. state NOLs due to the Company’s inability to utilize the losses prior to expiration.
Hillman considers the earnings of certain non-U.S. subsidiaries to be indefinitely invested outside the United States on the basis of estimates that future domestic cash generation will be sufficient to meet future

HMAN GROUP HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
domestic cash needs and our specific plans for reinvestment of those subsidiary earnings. The Company has not recorded a deferred tax liability related to the U.S. federal and state income taxes and foreign withholding taxes of undistributed earnings of foreign subsidiaries indefinitely invested outside the United States. Should management decide to repatriate the foreign earnings, the Company would need to adjust the income tax provision in the period the earnings will no longer be indefinitely invested outside the United States.
Below is a reconciliation of statutory income tax rates to the effective income tax rates for the periods indicated:
	Year Ended December 26, 2020	Year Ended December 28, 2019 As Restated	Year Ended December 29, 2018 As Restated
Statutory federal income tax rate	21.0%	21.0%	21.0%
Non-U.S. taxes and the impact of non-U.S. losses for which a current tax benefit is not available	0.6%	0.4%	0.9%
State and local income taxes, net of U.S. federal income tax benefit	5.7%	3.0%	1.4%
Change in valuation allowance	1.6%	(1.2)%	(7.5)%
Adjustment for change in tax law	0.5%	—%	(0.9)%
Permanent differences:
Acquisition and related transaction costs	—%	—%	(2.7)%
Meals and entertainment expense	(0.4)%	(0.2)%	(0.3)%
Reconciliation of tax provision to return	0.6%	(0.5)%	—%
Reconciliation of other adjustments	(1.6)%	(1.0)%	1.2%
Effective income tax rate	27.8%	21.4%	13.2%
The Company’s reserve for unrecognized tax benefits remains unchanged for the year ended December 26, 2020. A balance of $1,101 of unrecognized tax benefit is shown in the financial statements at December 26, 2020 as a reduction of the deferred tax asset for the Company’s NOL carryforward.
The following is a summary of the changes for the periods indicated below:
	Year Ended December 26, 2020	Year Ended December 28, 2019	Year Ended December 29, 2018
Unrecognized tax benefits – beginning balance	$1,101	$1,101	$1,101
Gross increases – tax positions in current period	—	—	—
Gross increases – tax positions in prior period	—	—	—
Gross decreases – tax positions in prior period	—	—	—
Unrecognized tax benefits – ending balance	$1,101	$1,101	$1,101
Amount of unrecognized tax benefit that, if recognized would affect the Company’s effective tax rate	$1,101	$1,101	$1,101
Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”)
On March 27, 2020, the CARES Act was signed into law by the President of the United States. The CARES Act included, among other things, corporate income tax relief in the form of accelerated alternative

HMAN GROUP HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
minimum tax (“AMT”) refunds, allowed employers to defer certain payroll tax payments throughout 2020, and provided favorable corporate interest deductions for the 2019 and 2020 periods. During 2020, the Company received an accelerated AMT income tax refund of $1,147 and was able to defer $7,136 of payroll taxes. The CARES Act interest modification provisions allowed for increased interest deductions. The Company was able to deduct an additional $32,000 in interest on its 2019 income tax return when compared to the 2019 income tax provision. For the fiscal year 2020, the Company’s increased interest deduction will result in the utilization of accumulated interest limitation carryforwards.
The Company files a consolidated income tax return in the U.S. and numerous consolidated and separate income tax returns in various states and foreign jurisdictions. The Company is not under any significant audits for the period ended December 26, 2020.
7.
Long-Term Debt:

The following table summarizes the Company’s debt:
	December 26, 2020	December 28, 2019
Revolving loans	$72,000	$113,000
Senior Term Loan, due 2025	1,037,044	1,047,653
6.375% Senior Notes, due 2022	330,000	330,000
11.6% Junior Subordinated Debentures – Preferred	105,443	105,443
Junior Subordinated Debentures – Common	3,261	3,261
Finance leases & other obligations	2,044	2,275
	1,549,792	1,601,632
Unamortized premium on 11.6% Junior Subordinated Debentures	14,591	16,110
Unamortized discount on Senior Term Loan	(6,532)	(8,040)
Current portion of long term debt and capital leases	(11,481)	(11,358)
Deferred financing fees	(10,862)	(14,055)
Total long term debt, net	$1,535,508	$1,584,289
Revolving Loans and Term Loans
On May 31, 2018, the Company entered into a new credit agreement that includes a funded term loan for $530,000 and a unfunded delayed draw term loan facility (“DDTL”) for $165,000 (collectively, “2018 Term Loan”). Concurrently, the Company also entered into a new asset-based revolving credit agreement (“ABL Revolver”) for $150,000. The proceeds from the 2018 Term Loan and ABL Revolver were used to refinance previous debt obligations, revolvers and the associated fees and expenses. As mentioned in Note 5 — Acquisitions, the Company utilized the full $165,000 DDTL to finance the MinuteKey acquisition on August 10, 2018. Both the 2018 Term Loan and ABL Revolver require the Company to maintain certain financial and non-financial covenants. As of December 26, 2020, the Company is in compliance with all financial and non-financial debt covenants with our existing obligations and agreements with external lenders.
On October 1, 2018, the Company entered into an amendment (the “Term Amendment”) to the aforementioned 2018 Term Loan agreement which provided an additional $365,000 of incremental term loan proceeds. These proceeds from the Amendment were used to (1) finance the acquisition of Big Time, (2) refinance certain pre-existing Big Time indebtedness, and (3) pay related transaction costs. Refer to Note 5 — Acquisitions for additional Big Time acquisition details.

HMAN GROUP HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
On November 15, 2019, the Company entered into an amendment (the “ABL Amendment”) to the aforementioned ABL Revolver agreement which provided an additional $100,000 of revolving credit, bringing the total available to $250,000.
The interest rate on the 2018 Term Loan is, at the discretion of the Company, either the adjusted London Interbank Offered Rate (“LIBOR”) rate plus 4.00% per annum for LIBOR loans or an alternate base rate plus 3.00% per annum. The 2018 Term Loan is payable in fixed installments of approximately $2,652 per quarter, with a balloon payment scheduled on the loan’s maturity date of May 31, 2025.
The interest rate for the ABL Revolver is, at the discretion of the Company, either (1) adjusted LIBOR plus a margin of 1.25% to 1.75% per annum or (2) an alternate base rate plus a margin varying from 0.25% to 0.75% per annum. The maturity date for the ABL Revolver is November 15, 2024, provided that, if the 6.375% Senior Notes with a maturity date of July 15, 2022 remain outstanding in a principal amount in excess of $50,000 on April 15, 2022, the maturity date shall be April 15, 2022, unless, at the Company’s sole discretion, the Company elects to take a reserve against the borrowing base in an amount equal to the amount of such excess and, after giving effect thereto, availability as of such date is equal to or greater than $30,000. Portions of the ABL Revolver are separately available for borrowing by the Company’s United States subsidiary and Canadian subsidiary for $200,000 and $50,000, respectively.
In connection with the 2019 ABL Revolver refinancing activities, the Company recorded an additional $1,412 in deferred financing fees which are recorded as other non-current assets on the accompanying Consolidated Balance Sheets as of December 28, 2019.
In connection with the 2018 refinancing activities, the Company recorded $14,293 in deferred financing fees and $9,950 in discount which were recorded as long term debt on the accompanying Consolidated Balance Sheets as of December 29, 2018. In connection with the ABL Revolver, the Company recorded $1,841 in deferred financing fees which were recorded as other non-current assets on the accompanying Consolidated Balance Sheets as of December 29, 2018.
The amounts outstanding under the 2018 Term Loan and ABL Revolver are guaranteed by the Company’s and, subject to certain exceptions, the Company’s wholly-owned domestic subsidiaries and are secured by substantially all of the Company’s and guarantor’s assets.
As of December 26, 2020, the ABL Revolver had an outstanding amount of $72,000 and outstanding letters of credit of approximately $23,590. The Company has approximately $154,410 of available borrowings under the revolving credit facility as a source of liquidity as of December 26, 2020.
6.375% Senior Notes, due 2022
On June 30, 2014, Hillman Group issued $330,000 aggregate principal amount of its senior notes due July 15, 2022 (the “6.375% Senior Notes”), which are guaranteed by The Hillman Companies, Inc. and its domestic subsidiaries other than the Hillman Group Capital Trust. Hillman Group pays interest on the 6.375% Senior Notes semi-annually on January 15 and July 15 of each fiscal year.
Guaranteed Preferred Beneficial Interest in the Company’s Junior Subordinated Debentures
In September 1997, The Hillman Group Capital Trust (“Trust”), a Grantor trust, completed a $105,443 underwritten public offering of 4,217,724 Trust Preferred Securities (“TOPrS”). The Trust invested the proceeds from the sale of the preferred securities in an equal principal amount of 11.6% Junior Subordinated Debentures of Hillman, due September 30, 2027.
The Company pays interest to the Trust on the Junior Subordinated Debentures underlying the TOPrS at the rate of 11.6% per annum on their face amount of $105,443, or $12,231 per annum in the aggregate. The Trust distributes monthly cash payments it receives from the Company as interest on the debentures to preferred security holders at an annual rate of 11.6% on the liquidation amount of $25.00 per preferred

HMAN GROUP HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
security. Pursuant to the Indenture that governs the TOPrS, the Trust is able to defer distribution payments to holders of the TOPrS for a period that cannot exceed 60 months (the “Deferral Period”). During a Deferral Period, the Company is required to accrue the full amount of all interest payable, and such deferred interest payable would become immediately payable by the Company at the end of the Deferral Period. During fiscal 2020, the Company elected to defer interest payments to the bondholders during April 2020 through July 2020. The additional interest incurred as a result of the deferral was immaterial. Interest paid to the bondholders at the end of the Deferral Period was paid in full. There were no interest deferrals during fiscal 2019.
In connection with the public offering of TOPrS, the Trust issued $3,261 of trust common securities to the Company. The Trust invested the proceeds from the sale of the trust common securities in an equal principal amount of 11.6% Junior Subordinated Debentures of Hillman due September 30, 2027. The Trust distributes monthly cash payments it receives from the Company as interest on the debentures to the Company at an annual rate of 11.6% on the liquidation amount of the common security.
The Company has determined that the Trust is a variable interest entity and the holders of the TOPrS are the primary beneficiaries of the Trust. Accordingly, the Company does not consolidate the Trust. Summarized below is the financial information of the Trust as of December 26, 2020:
December 26, 2020	Amount
Non-current assets – junior subordinated debentures – preferred	$120,034
Non-current assets – junior subordinated debentures – common	3,261
Total assets	$123,295
Non-current liabilities – trust preferred securities	$120,034
Stockholder’s equity – trust common securities	3,261
Total liabilities and stockholders’ equity	$123,295
The non-current assets for the Trust relate to its investment in the 11.6% junior subordinated deferrable interest debentures of Hillman due September 30, 2027.
The TOPrS constitute mandatory redeemable financial instruments. The Company guarantees the obligations of the Trust on the TOPrS. Accordingly, the guaranteed preferred beneficial interest in the Company’s junior subordinated debentures is presented in long-term liabilities in the accompanying Consolidated Balance Sheets.
On June 30, 2014, the junior subordinated debentures were recorded at the fair value of $131,141 based on the price underlying the Trust Preferred Securities of $30.32 per share upon close of trading on the NYSE Amex on that date plus the liquidation value of the trust common securities. The Company is amortizing the premium on the junior subordinated debentures of $22,437 over their remaining life. Unamortized premium on the junior subordinated debentures was $14,591 and $16,110 as of December 26, 2020 and December 28, 2019, respectively.
The aggregate minimum principal maturities of the long-term debt obligations for each of the five years following December 26, 2020 are as follows:

HMAN GROUP HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
Year	Amount
2021	$10,609
2022	340,609
2023	10,609
2024	82,609
2025	994,606
Thereafter	108,706
$1,547,748
Note that future finance lease payments were excluded from the maturity schedule above. Refer to Note 8 — Leases.
Additional information with respect to the Company’s fixed rate senior notes and junior subordinated debentures is included in Note 14 — Fair Value Measurements.
8.
Leases:

Lessee
The Company determines if a contract is or contains a lease at inception or modification of a contract. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period in exchange for consideration. Control over the use of the identified asset means the lessee has both (a) the right to obtain substantially all of the economic benefits from the use of the asset and (b) the right to direct the use of the asset. The Company leases certain distribution center locations, vehicles, forklifts, computer equipment, and its corporate headquarters with expiration dates through 2032. Certain lease arrangements include escalating rent payments and options to extend the lease term. Expected lease terms include these options to extend or terminate the lease when it is reasonably certain the Company will exercise the option. The Company’s leasing arrangements do not contain material residual value guarantees nor material restrictive covenants.
The components of operating and finance lease cost for the year ended December 26, 2020 and December 28, 2019 were as follows:
	Year Ended December 26, 2020	Year Ended December 28, 2019
Operating lease cost	$19,189	$19,456
Short term lease costs	2,404	2,587
Variable lease costs	898	2,731
Finance lease cost:
Amortization of right of use assets	813	616
Interest on lease liabilities	143	115
Rent expense is recognized on a straight-line basis over the expected lease term. Rent expense totaled $22,491, $24,774 and $19,281 in the year ended December 26, 2020, December 28, 2019 and December 29, 2018, respectively. Rent expense includes operating lease cost as well as expense for non-lease components such as common area maintenance, real estate taxes, real estate insurance, variable costs related to our leased vehicles and also short-term rental expenses.
The implicit rate is not determinable in most of the Company’s leases, as such management uses the Company’s incremental borrowing rate based on the information available at commencement date in

HMAN GROUP HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
determining the present value of future payments. The weighted average remaining lease terms and discount rates for all of our operating leases were as follows as of December 26, 2020 and December 28, 2019:
	December 26, 2020		December 28, 2019
	Operating Leases	Finance Leases	Operating Leases(1)	Finance Leases
Weighted average remaining lease term	7.19	2.61	7.88	3.46
Weighted average discount rate	8.28%	7.14%	7.81%	6.49%

(1)
Upon adoption of the new lease standard, discount rates used for existing operating leases were established on December 30, 2018.

Supplemental balance sheet information related to the Company’s finance leases as of December 26, 2020 and December 28, 2019:
	December 26, 2020	December 28, 2019
Finance lease assets, net, included in property plant and equipment	$1,919	$2,101
Current portion of long-term debt	872	749
Long-term debt, less current portion	1,172	1,526
Total principal payable on finance leases	$2,044	$2,275
Supplemental cash flow information related to our operating leases was as follows for the year ended December 26, 2020 and December 28, 2019:
	Year Ended December 26, 2020	Year Ended December 28, 2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash outflow from operating leases	$18,641	$18,668
Operating cash outflow from finance leases	143	104
Financing cash outflow from finance leases	836	683
As of December 26, 2020, our future minimum rental commitments are immaterial for lease agreements beginning after the current reporting period. Maturities of our lease liabilities for all operating and finance leases are as follows as of December 26, 2020:
	Operating Leases	Finance Leases
Less than one year	$18,259	$993
1 to 2 years	15,919	708
2 to 3 years	13,656	421
3 to 4 years	13,065	129
4 to 5 years	11,928	—
After 5 years	35,342	—
Total future minimum rental commitments	108,169	2,251
Less – amounts representing interest	(27,067)	(207)
Present value of lease liabilities	$81,102	$2,044

HMAN GROUP HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
Lessor
The Company has certain arrangements for key duplication equipment under which we are the lessor. These leases meet the criteria for operating lease classification. Lease income associated with these leases is not material.
9.
Deferred Compensation Plan:

The Company maintains a deferred compensation plan for key employees (the “Nonqualified Deferred Compensation Plan” or “NQDC”) which allows the participants to defer up to 25% of salary and commissions and up to 100% of bonuses to be paid during the year and invest these deferred amounts into certain Company directed mutual fund investments, subject to the election of the participants. The Company is permitted to make a 25% matching contribution on deferred amounts up to $10, subject to a five year vesting schedule.
As of December 26, 2020 and December 28, 2019, the Company’s Consolidated Balance Sheets included $1,911 and $1,911, respectively, in restricted investments representing the assets held in mutual funds to fund deferred compensation liabilities owed to the Company’s current and former employees. The current portion of the restricted investments was $595 and $355 as of December 26, 2020 and December 28, 2019, respectively, and is included in other current assets on the accompanying Consolidated Balance Sheets. The assets held in the NQDC are classified as an investment in trading securities, accordingly, the investments are marked-to-market, see Note 14 — Fair Value Measurements of the Notes to Consolidated Financial Statements for additional detail.
During the years ended December 26, 2020, December 28, 2019, and December 29, 2018 distributions from the deferred compensation plan aggregated $527, $686, and $849, respectively.
10.
Accumulated Other Comprehensive Income:

Accumulated Other Comprehensive Loss
The following is the detail of the change in the Company’s accumulated other comprehensive loss from December 30, 2017 to December 26, 2020 including the effect of significant reclassifications out of accumulated other comprehensive income (net of tax):
Foreign Currency Translation
Balance at December 30, 2017	$(26,537)
Other comprehensive income before reclassifications	(11,104)
Amounts reclassified from other comprehensive income(1)	51
Net current period other comprehensive loss	(11,053)
Balance at December 29, 2018	(37,590)
Other comprehensive income before reclassifications	5,533
Amounts reclassified from other comprehensive income(2)	17
Net current period other comprehensive income	5,550
Balance at December 28, 2019	(32,040)
Other comprehensive loss before reclassifications	2,652
Amounts reclassified from other comprehensive income	—
Net current period other comprehensive income	2,652

HMAN GROUP HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
Foreign Currency Translation
Balance at December 26, 2020	$(29,388)

(1)
In the year ended December 29, 2018, the Company fully liquidated four subsidiaries within the Canada reportable segment: Hillman Group GP1, LLC, Hillman Group GP2, LLC, HGC1 Financing LP, and HGC2 Holding LP and reclassified the cumulative translation adjustment to income The $51 loss was recorded as other income on the Consolidated Statement of Comprehensive Loss.

(2)
In the year ended December 28, 2019, the Company fully liquidated its Luxembourg subsidiary which results resides within the Canada reportable segment.The $17 loss was recorded as other income on the Consolidated Statement of Comprehensive Loss.

11.
Stock Based Compensation:

2014 Equity Incentive Plan
Effective June 30, 2014, the Company established the 2014 Equity Incentive Plan (the “2014 Equity Incentive Plan”), pursuant to which we may grant options, stock appreciation rights, restricted stock, and other stock-based awards for up to an aggregate of 44,021 shares of its common stock. Effective August 10, 2018, the number of shares within the stock option pool increased to 50,000. Effective July 29, 2019 the number of shares within the pool increased to 84,008. Effective July 28, 2020 the number of shares within the pool increased to 94,195.
The 2014 Equity Incentive Plan is administered by a committee of the board of directors. Such committee determines the terms of each stock-based award grant under the 2014 Equity Incentive Plan, except that the exercise price of any granted options and the grant price of any granted stock appreciation rights may not be lower than the fair market value of one share of common stock as of the date of grant.
The fair value of 61,310 time-vested options outstanding as of December 26, 2020 was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield equaling 0%, risk-free interest rate from 0.4% to 1.81%, expected volatility assumed to be 31.5%, and expected term of 6.25 years. The fair value of an option in whole dollars was $335.46.
Stock option compensation expense of $3,960, $2,312, and $1,590 was recognized in the accompanying Consolidated Statements of Comprehensive Loss for the years ended December 26, 2020, December 28, 2019, and December 29, 2018, respectively. As of December 26, 2020, there was $12,247 of unrecognized compensation expense for unvested common options. The expense will be recognized as a charge to earnings over a weighted average period of approximately 3.50 years.
As of December 26, 2020, there were 16,082 performance-based stock options outstanding that ultimately vest depending upon satisfaction of conditions that only arise in the event of a sale of the Company. No compensation expense will be recognized on these stock options unless it becomes probable the performance conditions will be satisfied.

HMAN GROUP HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
A summary of stock option activity for the year ended December 26, 2020 is presented below:
	Number of Shares	Weighted Average Exercise Price Per Share (in whole dollars)	Weighted Average Remaining Contractual Term (Years)
Outstanding at December 28, 2019	81,700	$1,207	8 years
Exercisable at December 28, 2019	—	—	—
Granted	11,607	$—	—
Exercised	7,333	—	—
Forfeited or expired	8,582	$—	—
Outstanding at December 26, 2020	77,392	$1,257	8 years
Exercisable at December 26, 2020	21,315	$1,185	7 years
In fiscal year ended December 26, 2020, 7,333 options were exercised. In fiscal year ended December 28, 2019, 100 options were exercised. In fiscal year ended December 29, 2018, 200 options were exercised.
As of December 26, 2020, there were 1,071 shares of restricted stock outstanding under the 2014 Equity Incentive Plan. The shares were granted at the grant date fair value of the underlying common stock securities. The restrictions lapse in one quarter increments on each of the three anniversaries of the award date, and one quarter on the completion of the relocation of the recipient to the Cincinnati area or earlier in the event of a change in control. The number of unvested shares of restricted stock was 1,071 as of December 26, 2020 however expense is recognized over the service period. The weighted average grant date fair value of unvested restricted stock was $1,168 as of December 26, 2020.
A summary of the Company’s restricted stock activity for the year ended December 26, 2020 is presented below:
	Number of Shares	Weighted-Average Grant Date Fair Value
Unvested at December 28, 2019	2,143	$1,168
Granted	—	—
Vested	(1,072)	1,168
Forfeited	—	—
Unvested at December 26, 2020	1,071	$1,168
Restricted stock compensation expense of $1,165, $669, and $0 was recognized in the accompanying Consolidated Statements of Comprehensive Income (Loss) for the fiscal years ended December 26, 2020, December 28, 2019, and December 29, 2018, respectively.
12.
Earnings Per Share:

Basic earnings per share is computed based on the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share include the dilutive effect of stock options and restricted stock awards. The following is a reconciliation of the basic and diluted earnings per share (“EPS”) computations for both the numerator and denominator (in thousands, except per share data):

HMAN GROUP HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
	Year Ended December 26, 2020
	Earnings (Numerator)	Shares (Denominator)	Per Share Amount
Net loss	$(24,499)	545	$(45)
Dilutive effect of stock options	$—	—	$—
Net loss per diluted common share	$(24,499)	545	$(45)
	Year Ended December 28, 2019
	Earnings (Numerator)	Shares (Denominator)	Per Share Amount
Net loss (as restated)	$(85,479)	543	$(158)
Dilutive effect of stock options	$—	—	$—
Net loss per diluted common share	$(85,479)	543	$(158)
	Year Ended December 29, 2018
	Earnings (Numerator)	Shares (Denominator)	Per Share Amount
Net loss (as restated)	$(58,681)	545	$(108)
Dilutive effect of stock options	$—	—	$—
Net loss per diluted common share	$(58,681)	545	$(108)
Stock options outstanding totaling 77,392, 81,700, and 47,542 were excluded from the computation as of December 26, 2020, December 28, 2019, December 29, 2018, respectively, as they would have had an antidilutive effect under the treasury stock method.
13.
Derivatives and Hedging:

The Company uses derivative financial instruments to manage its exposures to (1) interest rate fluctuations on its floating rate senior term loan and (2) fluctuations in foreign currency exchange rates. The Company measures those instruments at fair value and recognizes changes in the fair value of derivatives in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures.
Interest Rate Swap Agreements
On September 3, 2014, the Company entered into two forward Interest Rate Swap Agreements (the “2014 Swaps”) with three year terms for notional amounts of $90,000 and $40,000. The forward start date of the 2014 Swaps was October 1, 2015 and the termination date was September 30, 2018. The 2014 Swaps fixed the interest rate at 2.2% plus the applicable interest rate margin of 3.5% and the effective rate of 5.7%. The 2014 Swaps were terminated on September 30, 2018.
On January 8, 2018, the Company entered into a new forward Interest Rate Swap Agreement (“2018 Swap 1”) with three year terms for $90,000 notional amount. The forward start date of the 2018 Swap was September 30, 2018 and the termination date is June 30, 2021. The 2018 Swap 1 has a fixed interest rate of 2.3% plus the applicable interest rate margin of 4.0% for an effective rate of 6.3%.
On November 8, 2018, the Company entered into another new forward Interest Rate Swap Agreement (“2018 Swap 2”) with three year terms for $60,000 notional amount. The forward start date of the 2018 Swap 2 was November 30, 2018 and the termination date is November 30, 2022. The 2018 Swap 2 has a fixed interest rate of 3.1% plus the applicable interest rate margin of 4.0% for an effective rate of 7.1%.

HMAN GROUP HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
The fair value of the 2018 Swap 1 was $709 as of December 26, 2020 and was reported on the accompanying Consolidated Balance Sheets in other accrued expenses. The fair value of the 2018 Swap 2 was $3,484 as of December 26, 2020 and was reported on the accompanying Consolidated Balance Sheets in other non-current liabilities The total impact of all the interest rate swaps to other (income) expense recorded in the Consolidated Statement of Comprehensive Loss for the unfavorable change of $601 in fair value since December 28, 2019.
The fair value of the 2018 Swaps was $3,592 as of December 28, 2019 and they were reported on the accompanying Consolidated Balance Sheets in other non-current liabilities. The total impact of all the interest rate swaps to other (income) expense recorded in the Consolidated Statement of Comprehensive Loss was an unfavorable change of $2,608 in fair value since December 29, 2018.
The Company’s interest rate swap agreements did not qualify for hedge accounting treatment because they did not meet the provisions specified in ASC 815, Derivatives and Hedging (“ASC 815”).
Foreign Currency Forward Contracts
During fiscal 2018, 2019, and 2020, the Company entered into multiple foreign currency forward contracts. The purpose of the Company’s foreign currency forward contracts is to manage the Company’s exposure to fluctuations in the exchange rate of the Canadian dollar.
The total notional amount of contracts outstanding was C$9,652 and C$1,326 as of December 26, 2020 and December 28, 2019, respectively. The total fair value of the foreign currency forward contracts was $12 and $12 as of December 26, 2020 and December 28, 2019, respectively, and was reported on the accompanying Consolidated Balance Sheets in other current liabilities. A decrease in other income of $557 and $50 was recorded in the Consolidated Statement of Comprehensive Loss for the change in fair value during years ended December 26, 2020 and December 28, 2019, respectively.
The Company’s foreign currency forward contracts did not qualify for hedge accounting treatment because they did not meet the provisions specified in ASC 815. Accordingly, the gain or loss on these derivatives was recognized in other (income) expense in the Consolidated Statement of Comprehensive Loss.
The Company does not enter into derivative transactions for speculative purposes and, therefore, holds no derivative instruments for trading purposes.
Additional information with respect to the fair value of derivative instruments is included in Note 14 — Fair Value Measurements.
14.
Fair Value Measurements:

The Company uses the accounting guidance that applies to all assets and liabilities that are being measured and reported on a fair value basis. The guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The guidance also establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Assets and liabilities carried at fair value are classified and disclosed in one of the following three categories.
Level 1:
Quoted market prices in active markets for identical assets or liabilities.

Level 2:
Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3:
Unobservable inputs reflecting the reporting entity’s own assumptions.

HMAN GROUP HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
The accounting guidance establishes a hierarchy which requires an entity to maximize the use of quoted market prices and minimize the use of unobservable inputs. An asset or liability’s level is based on the lowest level of input that is significant to the fair value measurement.
The following tables set forth the Company’s financial assets and liabilities that were measured at fair value on a recurring basis during the period, by level, within the fair value hierarchy:
	As of December 26, 2020
	Level 1	Level 2	Level 3	Total
Trading securities	$1,911	$—	$—	$1,911
Interest rate swaps	—	(4,193)	—	(4,193)
Foreign exchange forward contracts	—	12	—	12
Contingent consideration payable	—	—	(14,197)	(14,197)
	As of December 28, 2019
	Level 1	Level 2	Level 3	Total
Trading securities	$1,911	$—	$—	$1,911
Interest rate swaps	—	(3,592)	—	(3,592)
Foreign exchange forward contracts	—	12	—	12
Contingent consideration payable	—	—	(18,100)	(18,100)
Trading securities are valued using quoted prices on an active exchange. Trading securities represent assets held in a Rabbi Trust to fund deferred compensation liabilities and are included as restricted investments on the accompanying Consolidated Balance Sheets.
The Company utilizes interest rate swap contracts to manage our targeted mix of fixed and floating rate debt, and these contracts are valued using observable benchmark rates at commonly quoted intervals for the full term of the swap contracts. As of December 26, 2020, the 2018 Swap 1 was recorded within other accrued expenses and the 2018 Swap 2 was recorded within other non-current liabilities on the accompanying Consolidated Balance Sheets. As of December 28, 2019, both the 2018 Swap 1 and the 2018 Swap 2 were recorded within other non-current liabilities on the accompanying Consolidated Balance Sheets.
The Company utilizes foreign exchange forward contracts to manage our exposure to currency fluctuations in the Canadian dollar versus the U.S. dollar. The forward contracts were valued using observable benchmark rates at commonly quoted intervals during the term of the forward contract. As of December 26, 2020 and December 28, 2019, the foreign exchange forward contracts were included in other current liabilities on the accompanying Consolidated Balance Sheets.
The contingent consideration represents future potential earn-out payments related to the Resharp acquisition in fiscal 2019 and the Instafob acquisition in the first quarter of 2020. Refer to Note 5 — Acquisitions for additional details. The estimated fair value of the contingent earn-out was determined using a Monte Carlo analysis examining the frequency and mean value of the resulting earn-out payments. The resulting value captures the risk associated with the form of the payout structure. The risk neutral method is applied, resulting in a value that captures the risk associated with the form of the payout structure and the projection risk. The carrying amount of the liability may fluctuate significantly and actual amounts paid may be materially different from the liability’s estimated value. As of December 26, 2020, the total contingent consideration for Resharp was recorded as $304 within other accrued expenses and $11,890 within other non-current liabilities on the accompanying Consolidated Balance Sheets. As of December 26, 2020, the total contingent consideration for Instafob was recorded as $113 within other accrued expenses and $1,890 within other non-current liabilities on the accompanying Consolidated Balance Sheets. As of December 28, 2019, the total contingent consideration was recorded as $2,275 within other

HMAN GROUP HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
accrued expenses and $15,825 within other non-current liabilities on the accompanying Consolidated Balance Sheets. During fiscal 2020, $2,006 of the Resharp contingent consideration was earned and will be paid during the first quarter of fiscal 2021. This amount was moved to accounts payable as of December 26, 2020. The Company recorded a $3,900 decrease in the Resharp contingent consideration liability as of December 26, 2020 compared to December 28, 2019. The Company recorded a $385 increase in the Instafob contingent consideration liability as of December 26, 2020 compared to Instafob’s acquisition date of February 19, 2020. The total decrease of $3,515 in value was determined by using a simulation model of the Monte Carlo analysis that included updated projections applicable to the liability as of December 26, 2020 compared to the prior valuation period.
The fair value of the Company’s fixed rate senior notes and junior subordinated debentures as of December 26, 2020 and December 28, 2019 were determined by utilizing current trading prices obtained from indicative market data. As a result, the fair value measurement of the Company’s senior term loans is considered to be Level 2.
	December 26, 2020		December 28, 2019
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
6.375% Senior Notes	$328,333	$327,525	$327,222	$305,250
Junior Subordinated Debentures	123,295	128,022	124,814	148,731
Cash, restricted investments, accounts receivable, short-term borrowings and accounts payable are reflected in the Consolidated Financial Statements at book value, which approximates fair value, due to the short-term nature of these instruments. The carrying amount of the long-term debt under the revolving credit facility approximates the fair value at December 26, 2020 and December 28, 2019 as the interest rate is variable and approximates current market rates. The Company also believes the carrying amount of the long-term debt under the senior term loan approximates the fair value at December 26, 2020 and December 28, 2019 because, while subject to a minimum LIBOR floor rate, the interest rate approximates current market rates of debt with similar terms and comparable credit risk.
Additional information with respect to the derivative instruments is included in Note 13 — Derivatives and Hedging. Additional information with respect to the Company’s fixed rate senior notes and junior subordinated debentures is included in Note 7 — Long-Term Debt.
15.
Restructuring

Canadian Restructuring Plan
During fiscal 2018, the Company initiated plans to restructure the operations of the Canada segment. The restructuring seeks to streamline operations in the greater Toronto area by consolidating facilities, exiting certain lines of business, and rationalizing stock keeping units (“SKUs”). The intended result of the Canada restructuring will be a more streamlined and scalable operation focused on delivering optimal service and a broad offering of products across the Company’s core categories. Plans were finalized during the fourth quarter of 2018. The Company expects to wrap up restructuring related activities in our Canada segment in 2021. Charges incurred in part of the Canada Restructuring Plan included:

HMAN GROUP HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
	Year Ended December 26, 2020	Year Ended December 28, 2019	Year Ended December 29, 2018
Facility consolidation(1)
Inventory valuation adjustments	$596	$3,799	$8,694
Labor expense	682	1,751	503
Consulting and legal fees	192	225	314
Other expense	1,118	2,126	116
Rent and related charges	1,535	584	—
Gain on sale of building	—	—	(6,104)
Severance	707	617	—
Exit of certain lines of business(2)
Inventory valuation adjustments	—	535	1,152
Gain on disposal of assets	—	(458)	837
Severance	—	—	2,749
Other expense	—	488	—
Total	$4,830	$9,667	$8,261

(1)
Facility consolidation includes inventory valuation adjustments associated with SKU rationalization, labor expense related to organizing inventory and equipment in preparation for the facility consolidation, consulting and legal fees related to the project, and other expenses. The labor, consulting, and legal expenses were included in selling, general and administrative expense (“SG&A”) on the Consolidated Statement of Comprehensive Loss. The inventory valuation adjustments were included in cost of sales on the Consolidated Statement of Comprehensive Loss.

(2)
As part of the restructuring, the Company is exiting a manufacturing business line. Related charges included adjustments to write inventory down to net realizable value, asset impairment charges, and employee severance, which were included in cost of sales, other income and expense, and SG&A on the Consolidated Statement of Comprehensive Loss, respectively.

The following represents the roll forward of restructuring reserves for the year ended December 26, 2020:
Severance and related expense
Balance as of December 29, 2018	$1,537
Restructuring Charges	617
Cash Paid	(1,033)
Balance as of December 28, 2019	$1,121
Restructuring Charges	707
Cash Paid	(680)
Balance as of December 26, 2020	$1,148
During the year ended December 26, 2020, the Company paid approximately $680 in severance and related expense related to the Canada Restructuring Plan.

HMAN GROUP HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
United States Restructuring Plan
During fiscal 2019, the Company began implementing a plan to restructure the management and operations within the United States to achieve synergies and cost savings associated with the recent acquisitions described in Note 5 — Acquisitions. This restructuring includes management realignment, integration of sales and operating functions, and strategic review of the Company’s product offerings. This plan was finalized during the fourth quarter of fiscal 2019. The Company incurred additional charges in fiscal 2020 related to the consolidation of two of our distribution centers. Charges incurred in part of the United States Restructuring Plan included:
	Year Ended December 26, 2020	Year Ended December 28, 2019
Management realignment & integration
Severance	$886	$3,820
Inventory valuation adjustments	$—	5,707
Facility closures
Severance	903	—
Inventory valuation adjustments	1,568	—
Other	1,422	—
Total	$4,779	$9,527
The following represents a roll forward of the restructuring reserves for the year ended December 26, 2020:
Severance and related expense
Balance as of December 29, 2018	$—
Restructuring Charges	3,820
Cash Paid	(534)
Balance as of December 28, 2019	$3,286
Restructuring Charges	1,789
Cash Paid	(3,746)
Balance as of December 26, 2020	$1,329
During the year ended December 26, 2020, the Company paid approximately $3,746 in severance and related expense related to the United States Restructuring Plan.
16.
Commitments and Contingencies:

The Company self-insures our product liability, automotive, and workers’ compensation losses up to $250 per occurrence. General liability losses are self-insured up to $500 per occurrence. Catastrophic coverage has been purchased from third party insurers for occurrences in excess of $250 up to $60,000. The two risk areas involving the most significant accounting estimates are workers’ compensation and automotive liability. Actuarial valuations performed by the Company’s third-party risk insurance expert were used by the Company’s management to form the basis for workers’ compensation and automotive liability loss reserves. The actuary contemplated the Company’s specific loss history, actual claims reported, and industry trends among statistical and other factors to estimate the range of reserves required. Risk insurance reserves are comprised of specific reserves for individual claims and additional amounts expected for development of these claims, as well as for incurred but not yet reported claims. The Company believes that the liability of approximately $2,488 recorded for such risk insurance reserves is adequate as of December 26, 2020.

HMAN GROUP HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
As of December 26, 2020, the Company has provided certain vendors and insurers letters of credit aggregating $23,590 related to our product purchases and insurance coverage of product liability, workers’ compensation, and general liability.
The Company self-insures our group health claims up to an annual stop loss limit of $250 per participant. Historical group insurance loss experience forms the basis for the recognition of group health insurance reserves. Provisions for losses expected under these programs are recorded based on an analysis of historical insurance claim data and certain actuarial assumptions. The Company believes that the liability of approximately $2,609 recorded for such group health insurance reserves is adequate as of December 26, 2020.
The Company imports large quantities of fastener products which are subject to customs requirements and to tariffs and quotas set by governments through mutual agreements and bilateral actions. The Company could be subject to the assessment of additional duties and interest if it or its suppliers fail to comply with customs regulations or similar laws. The U.S. Department of Commerce (the “Department”) has received requests from petitioners to conduct administrative reviews of compliance with anti-dumping duty and countervailing duty laws for certain nails products sourced from Asian countries. The Company sourced products under review from vendors in China and Taiwan during the periods selected for review. The Company accrues for the duty expense once it is determined to be probable and the amount can be reasonably estimated. On March 16, 2018, the Department published updated results, which were finalized upon the completion of review of appeals in April 2018. Based on final results, our liability was reduced to $2,446. The Company recorded income of $3,829 in fiscal 2018, which is included in Cost of Sales on the Company’s Consolidated Statement of Comprehensive Loss. There were no related charges in fiscal 2019 nor in fiscal 2020.
On June 3, 2019, The Hillman Group, Inc. (“Hillman Group”) filed a complaint for patent infringement against KeyMe, LLC (“KeyMe”), a provider of self-service key duplication kiosks, in the United States District Court for the Eastern District of Texas (Marshall Division). The case was assigned Civil Action No. 2:19-cv-0209. Hillman Group’s complaint alleges that KeyMe’s self-named and “Locksmith in a Box” key duplication kiosks infringe U.S. Patent Nos. 8,979,446 and 9,914,179, which are assigned to Hillman Group, and seeks damages and injunctive relief against KeyMe. After the United States Patent and Trademark Office issued U.S. Patent No. 10,400,474 to Hillman Group on September 3, 2019, Hillman Group filed a motion the same day to amend its initial complaint to add the new patent to the litigation. The Texas court granted the motion on September 13, 2019. KeyMe filed two motions in the case on July 25, 2019, the first seeking to dismiss Hillman Group’s complaint under Rule 12(b)(3) of the Federal Rules of Civil Procedure for improper venue, or in the alternative, to move the case from Marshall, Texas to the Southern District of New York. KeyMe’s second motion seeks to transfer the venue of the case from Texas to New York under 28 U.S.C. § 1404. Subsequently, Hillman Group filed a motion on September 4, 2019 to disqualify KeyMe’s counsel Cooley LLP from the litigation due to Cooley’s concurrent and prior representation of Hillman Group and predecessor-in-interest MinuteKey Holdings, Inc (“MinuteKey”). Hillman Group served its initial infringement contentions for the patents-in-suit on KeyMe on September 6, 2019, and KeyMe served its initial invalidity and unenforceability contentions for the patents-in-suit on Hillman Group on November 15, 2019. The parties filed a joint claim construction statement with the Court on January 31, 2020, setting forth the disputed constructions of terms and phrases recited in the asserted claims of the patents-in-suit. On February 14, 2020, the Court granted Hillman Group’s motion to disqualify Cooley LLP, and denied KeyMe’s pending venue-related motion to dismiss and motion to transfer without prejudice to refiling. The case was stayed until March 30, 2020 to permit KeyMe to retain new legal counsel. The parties filed a joint status report on March 25, 2020, and on March 27, 2020, the Texas Court set a new case schedule with a trial in early December 2020. On April 14, 2020, KeyMe re-filed a single motion to dismiss for improper venue, or in the alternative, to transfer the case to the Southern District of New York.After an oral hearing held on September 30, 2020, the Texas Court denied KeyMe’s motion to dismiss on November 13, 2020.

HMAN GROUP HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
The Texas Court conducted a claim construction hearing in Marshall, TX, on June 23, 2020 to construe various disputed claim terms of the three patents-in-suit, and issued a claim construction order on July 2, 2020. On August 31, 2020, KeyMe filed two motions for partial summary judgment on portions of the case, and also filed a motion objecting to portions of the testimony of one of Hillman Group’s technical expert witnesses. As of the date of this filing, those motions remain pending before the Texas Court.
On March 2, 2020, Hillman Group filed a second complaint for patent infringement against KeyMe in the same Texas Court, alleging that KeyMe’s key duplication kiosks infringe Hillman Group’s U.S. Patent No. 10,577,830. The case was assigned Civil Action No. 2:20-cv-0070. Hillman Group added a second patent to the case, U.S. Patent No. 10,628,813, upon that patent’s issuance on April 21, 2020. Upon issuance of U.S. Patent No. 10,737,336 to Hillman Group on August 10, 2020, Hillman Group moved for leave of Court to add that patent to the case; however, KeyMe opposed the motion.
KeyMe filed a motion to consolidate the two Texas patent cases involving KeyMe and Hillman Group on April 14, 2020. In addition, on April 30, 2020, KeyMe filed a substantially identical motion to dismiss the case for improper venue, or in the alternative, to transfer the case to the Southern District of New York. The Texas Court heard oral argument on the motion to consolidate, the motion to dismiss, and Hillman Group’s motion to add the ‘336 patent on September 30, 2020. On October 23, 2020, the Texas Court granted KeyMe’s motion to consolidate the two Texas cases, and granted Hillman Group’s motion to add the ‘336 patent. The Texas Court denied KeyMe’s motion to dismiss on November 13, 2020. On November 18, 2020, the Texas Court issued a new case schedule for the consolidated case, setting a trial date of April 5, 2021 for the six-patent case. The parties stipulated in November, 2020 that no new claim construction hearing would be held, and that selected constructions from the 2:19-cv-209 action that pertained to claims in the 2:20-cv-0070 action would govern. Fact discovery closed in the consolidated case on December 21, 2020, and expert discovery closed on January 22, 2021. The parties are preparing for a trial in April 2021.
On January 25, 2021, KeyMe filed a second summary judgement motion for a judgement of no willful infringement, and also filed another motion objecting to portions of the testimony of one of Hillman Group’s technical expert witnesses. As of the date of this filing, those motions remain pending before the Texas Court.
On September 9, 2020, the parties conducted a mediation before Ret. District Judge David Folsom of the U.S. District Court of the Eastern District of Texas. Though substantive discussion took place, no agreement on resolution of the litigation was reached.
On August 16, 2019, KeyMe filed a complaint for patent infringement against Hillman Group in the United States District Court for the District of Delaware. KeyMe alleges that Hillman Group’s KeyKrafter key duplication machines and MinuteKey self-service key duplication kiosks infringe KeyMe’s U.S. Patent No. 8,682,468 when those machines are used in conjunction with Hillman Group’s KeyHero system. KeyMe seeks damages and injunctive relief against Hillman Group. Hillman Group filed an answer to KeyMe’s complaint on October 23, 2019, and asserted counterclaims seeking declaratory judgments of invalidity and noninfringement of U.S. Patent No. 8,682,468. On May 4, 2020, the Delaware Court entered a scheduling order setting trial for November 2021. KeyMe served its initial infringement contentions on June 11, 2020, with Hillman Group serving its initial invalidity contentions on July 16, 2020. The Delaware Court held a claim construction hearing on November 24, 2020, and issued its claim construction order on January 25, 2021. Fact discovery closed in the Delaware case on January 28, 2021. KeyMe served its final infringement contentions on January 4, 2021; Hillman Group served its final invalidity contentions on January 18, 2021. Expert discovery is currently underway through April 8, 2021.
Management and legal counsel for the Company are of the opinion that KeyMe’s claim is without merit and the Company should prevail in defending the suit. The Company is unable to estimate the possible loss or range of loss at this early stage in the case.

HMAN GROUP HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
In addition, legal proceedings are pending which are either in the ordinary course of business or incidental to the Company’s business. Those legal proceedings incidental to the business of the Company are generally not covered by insurance or other indemnity. In the opinion of the Company’s management, the ultimate resolution of the pending litigation matters will not have a material adverse effect on the consolidated financial position, operations, or cash flows of the Company.
17.
Statement of Cash Flows:

Supplemental disclosures of cash flows information are presented below:
	Year Ended December 26, 2020	Year Ended December 28, 2019	Year Ended December 29, 2018
Cash paid during the period for:
Interest on junior subordinated debentures	$12,329	$11,211	$12,230
Interest	$81,024	$94,461	$56,879
Income taxes, net of refunds	$(301)	$(489)	$1,027

18.
Concentration of Credit Risks:

Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents and trade receivables. The Company places its cash and cash equivalents with high credit quality financial institutions. Concentrations of credit risk with respect to sales and trade receivables are limited due to the large number of customers comprising the Company’s customer base and their dispersion across geographic areas. The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral.
For the year ended December 26, 2020, the largest two customers accounted for 49.1% of total revenues and 45.1% of the year-end accounts receivable balance. For the year ended December 28, 2019, the largest two customers accounted for 46.3% of total revenues and 43.2% of the year-end accounts receivable balance. No other customer accounted for more than 10% of the Company’s accounts receivables in 2020, 2019, nor 2018.
In each of the years ended December 26, 2020, December 28, 2019, and December 29, 2018, the Company derived over 10% of its total revenues from two separate customers which operated in each of the operating segments. The following table presents revenue from each customer as percentage of total revenue for each of the years ended:
	Year Ended December 26, 2020	Year Ended December 28, 2019	Year Ended December 29, 2018
Lowe’s	22.5%	21.6%	22.0%
Home Depot	26.5%	24.7%	21.8%

19.
Segment Reporting and Geographic Information:

The Company’s segment reporting structure uses the Company’s management reporting structure as the foundation for how the Company manages its business. The Company periodically evaluates its segment reporting structure in accordance with ASC 350-20-55 and has concluded that it has three reportable segments as of December 26, 2020.
The segments are as follows:
•
Hardware and Protective Solutions

HMAN GROUP HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
•
Robotics and Digital Solutions

•
Canada

The Hardware and Protective Solutions segment distributes fasteners and related hardware items, threaded rod, personal protective equipment, and letters, numbers, and signs to hardware stores, home centers, mass merchants, and other retail outlets primarily in the United States and Mexico.
The Robotics and Digital Solutions segment consists of key duplication and engraving kiosks that can be operated directly by the consumer. The kiosks operate in retail and other high-traffic locations offering customized licensed and unlicensed products targeted to consumers in the respective locations. It also includes our associate-assisted key duplication systems and key accessories. The Robotics and Digital Solutions segment also includes Resharp, our robotic knife sharpening business, and Instafob, which specializes in RFID key duplication technology.
The Canada segment distributes fasteners and related hardware items, threaded rod, keys, key duplicating systems, accessories, personal protective equipment, and identification items, such as tags and letters, numbers, and signs to hardware stores, home centers, mass merchants, industrial distributors, automotive aftermarket distributors, and other retail outlets and industrial Original Equipment Manufacturers (“OEMs”) in Canada. The Canada segment also produces fasteners, stampings, fittings, and processes threaded parts for automotive suppliers and industrial OEMs.
The Company uses profit or loss from operations to evaluate the performance of its segments, and does not include segment assets or non-operating income/expense items for management reporting purposes. Profit or loss from operations is defined as income from operations before interest and tax expenses. Segment revenue excludes sales between segments, which is consistent with the segment revenue information provided to the Company’s chief operating decision maker (“CODM”).
In the year ended December 29, 2018 the Company acquired Minute Key and Big Time (see Note 5 — Acquisitions of the Notes to Consolidated Financial Statements for additional information). Minute Key is included in our Robotics and Digital Solutions segment while Big Time is included in our Hardware and Protective Solutions segment.
The table below presents revenues and income (loss) from operations for the reportable segments for the years ended December 26, 2020, December 28, 2019, and December 29, 2018.
	Year Ended December 26, 2020	Year Ended December 28, 2019	Year Ended December 29, 2018
Revenues
Hardware and Protective Solutions	$1,024,392	$853,016	$636,717
Robotics and Digital Solutions	209,287	236,086	196,043
Canada	134,616	125,260	141,415
Total revenues	$1,368,295	$1,214,362	$974,175
Segment Income (Loss) from Operations
Hardware and Protective Solutions	$67,313	$14,204	$18,555
Robotics and Digital Solutions	3,177	3,385	17,705
Canada	(4,724)	(9,894)	(8,817)
Total segment income from operations	$65,766	$7,695	$27,443

20.
Subsequent Events

The Company evaluated subsequent events through March 11, 2021, the date these financial statements were issued. Other than the item discussed below, there were no material subsequent events that required recognition or additional disclosure in these financial statements.

HMAN GROUP HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
On January 24, 2021, the Company’s parent, HMAN Group Holdings, Inc., and Landcadia Holdings III, Inc. (“Landcadia”), a special purpose acquisition company (“SPAC”) entered into an agreement (“Merger Agreement”) whereby the Parent would become a wholly owned subsidiary of Landcadia for the consideration of $911.3 million upon approval of the Landcadia shareholders and will be accounted for as a reverse acquisition resulting in a recapitalization of HMAN Group Holdings. Consideration would be a combination of roll-over equity by current Company shareholders, new share purchases by Landcadia SPAC participants, cash from a new credit agreement and refinancing of existing credit facilities of the Company. A full description of the proposed acquisition terms may be found in the Landcadia Proxy Statement dated February 3, 2021 (the “Proxy”) filed with the United States Securities and Exchange Commission (“SEC”), which is available on www.sec.gov.

Financial Statement Schedule:
Schedule II — VALUATION ACCOUNTS
(dollars in thousands)
Deducted From Assets in Balance Sheet
Allowance for Doubtful Accounts
Ending Balance – December 30, 2017	$1,121
Additions charged to cost and expense	(40)
Deductions due to:
Others	(235)
Ending Balance – December 29, 2018	846
Additions charged to cost and expense	790
Deductions due to:
Others	255
Ending Balance – December 28, 2019	1,891
Additions charged to cost and expense	1,378
Deductions due to:
Others	(874)
Ending Balance – December 26, 2020	$2,395

Annex A
AGREEMENT AND PLAN OF MERGER
BY AND AMONG
LANDCADIA HOLDINGS III, INC.,
HELIOS SUN MERGER SUB, INC.,
HMAN GROUP HOLDINGS INC.,
and
CCMP SELLERS’ REPRESENTATIVE, LLC,
IN ITS CAPACITY AS THE STOCKHOLDER REPRESENTATIVE
DATED AS OF JANUARY 24, 2021

AGREEMENT AND PLAN OF MERGER
THIS AGREEMENT AND PLAN OF MERGER is made and entered into as of January 24, 2021, by and among Landcadia Holdings III, Inc., a Delaware corporation (“Parent”), Helios Sun Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned Subsidiary of Parent (“Merger Sub”), HMAN Group Holdings Inc., a Delaware corporation (the “Company”), and CCMP Sellers’ Representative, LLC, a Delaware limited liability company, in its capacity as the Stockholder Representative hereunder (in such capacity, the “Stockholder Representative”). Each of the Company, Parent, Merger Sub and the Stockholder Representative shall individually be referred to herein as a “Party” and, collectively, the “Parties”. The term “Agreement” as used herein refers to this Agreement and Plan of Merger, as the same may be amended from time to time, and all schedules, exhibits and annexes hereto (including the Company Disclosure Letter and the Parent Disclosure Letter, as defined herein). Defined terms used in this Agreement are listed alphabetically in Schedule A, together with the section and, if applicable, subsection in which the definition of each such term is located.
RECITALS
WHEREAS, Parent is a blank check company incorporated for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.
WHEREAS, the Company is a holding company incorporated to indirectly hold, and so holds, all the issued and outstanding capital stock of The Hillman Group, Inc. (“Hillman”), which, together with its direct and indirect subsidiaries, is in the business of providing hardware-related products and related merchandising services to retail markets in North America.
WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and other applicable Legal Requirements, the Parties intend to enter into a business combination transaction by which Merger Sub will merge with and into the Company (the “Merger”), with the Company being the surviving corporation of the Merger (the Company, in its capacity as the surviving corporation of the Merger, is sometimes referred to as the “Surviving Corporation”)
WHEREAS, for U.S. federal income tax purposes, each of the Parties intends that the Merger be treated as a transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”), and that this Agreement be, and hereby is, adopted as a “plan of reorganization” for the purposes of Section 368 of the Code and Treasury Regulations Section 1.368-2(g).
WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (a) determined that it is in the best interests of the Company and the Company Stockholders, and declared it advisable, to enter into this Agreement and the other Transaction Documents; (b) approved this Agreement and the other Transaction Documents, the Merger and the other Transactions, on the terms and subject to the conditions of this Agreement; and (c) adopted a resolution recommending the approval and adoption by the Company Stockholders of this Agreement and the other Transaction Documents, the Merger and the other Transactions.
WHEREAS, as an inducement to Parent’s willingness to enter into this Agreement, promptly after the execution and delivery of this Agreement, the Key Company Stockholders, being Company Stockholders sufficient to deliver the Company Stockholder Approval, will execute and deliver to Parent a voting and support agreement substantially in the form attached hereto as Exhibit A (the “Company Voting and Support Agreement”) pursuant to which, among other things, such Company Stockholders will not transfer and will vote their shares of Company Capital Stock (whether pursuant to a duly convened meeting of the stockholders of the Company or by execution of a written consent) in favor of the adoption and approval, promptly following the time at which the Registration Statement shall have been declared effective and delivered or otherwise made available to the Company Stockholders, of this Agreement and the other Transaction Documents, the Merger and the other Transactions.
WHEREAS, the board of directors of Parent (the “Parent Board”) has unanimously (a) determined that it is in the best interests of Parent and the stockholders of Parent, and declared it advisable, to enter into this Agreement and the other Transaction Documents; (b) approved this Agreement and the other Transaction Documents, the Merger and the other Transactions, on the terms and subject to the conditions of this Agreement; and (c) adopted a resolution recommending the approval and adoption by the Parent’s stockholders of this Agreement and the other Transaction Documents, the Merger and the other Transactions (the “Parent Board Recommendation”).
WHEREAS, Parent, as the sole stockholder of Merger Sub, has approved and adopted this Agreement and the other Transaction Documents, the Merger and the other Transactions.
WHEREAS, in furtherance of the Merger and in accordance with the terms hereof, Parent shall provide an opportunity to its shareholders to have their outstanding shares of Parent Class A Common Stock redeemed on the terms and subject to the conditions set forth in this Agreement and the Parent’s Organizational Documents in connection with obtaining the Parent Stockholder Approval.
WHEREAS, prior to the Closing, Parent will (a) subject to obtaining the approval of the Parent Stockholder Matters, adopt the Third Amended and Restated Certificate of Incorporation of Parent substantially in the form attached hereto as Exhibit B (the “Parent Third A&R Certificate of Incorporation”), pursuant to which, among other things, all shares of Parent Class A Common Stock (including all shares of Parent Class A Common Stock resulting from the conversion of Parent Class B Common Stock) will be renamed Parent Common Stock; and (b) amend and restate the existing bylaws of Parent substantially in the form attached hereto as Exhibit C (as so amended and restated, the “Parent A&R Bylaws”).
WHEREAS, as a condition and an inducement to the Company’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, Parent, the Sponsors and each member of the Parent Board have amended and restated the Letter Agreement and delivered to the Stockholder Representative such amended and restated Letter Agreement substantially in the form attached as Exhibit D hereto (the “A&R Letter Agreement”) pursuant to which, among other things, (i) as of and subject to the Closing the Sponsors will forfeit certain shares of Parent Class B Common Stock, (ii) the Sponsors will agree to not participate in the Parent Stockholder Redemptions, (iii) the Sponsors and each member of the Parent Board (in such member’s personal capacity as a stockholder of Parent) will agree to vote in favor of the Parent Stockholder Matters at the Special Meeting, and (iv) the Sponsors and each member of the Parent Board will not sell, for the period set forth in the A&R Letter Agreement, the shares of Parent Common Stock that they will receive following conversion of certain shares of Parent Class B Common Stock in accordance with Parent’s Organizational Documents at Closing.
WHEREAS, on or about the date hereof, Parent has obtained commitments from certain investors (the “PIPE Investors”) for a private placement of shares of Parent Class A Common Stock (the “PIPE Investment”), such private placement to be consummated immediately prior to the consummation of the Transactions.
WHEREAS, at the Effective Time, Parent, the Sponsors and the Key Company Stockholders will enter into an amended and restated Registration Rights Agreement substantially in the form attached hereto as Exhibit E (the “A&R Registration Rights Agreement”), which will be effective as of and subject to the Closing, pursuant to which, among other things, the Key Company Stockholders will agree to a lock-up under which they will not sell, for the period set forth therein, the shares of Parent Common Stock they will receive in the Merger.
NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:
ARTICLE I
THE CLOSING TRANSACTIONS
Section 1.1   Closing.   Unless this Agreement shall have been terminated pursuant to Section 8.1, the consummation of the Transactions (the “Closing”), other than the filing of the Certificate of Merger (as defined below), shall take place by electronic exchange of documents at a time and date to be specified in writing by the Parties, which shall be no later than the third Business Day after the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), or at such other time, date and location as the Parties agree in writing; provided, that in no event shall any Party be required to consummate the Closing prior to the date that is sixty (60) days after the date hereof (the date on which the Closing occurs, the “Closing Date”).
Section 1.2   Parent Financing Certificate.   Not more than three Business Days prior to the Closing, Parent shall deliver to the Stockholder Representative written notice (the “Parent Financing Certificate”) setting forth (a) the aggregate amount of cash proceeds that will be required to satisfy any exercise of the Parent Stockholder Redemptions (“Parent Stockholder Redemption Amount”); (b) the amount of Parent Cash and Parent Transaction Costs as of the Closing; (c) the aggregate amount of the equity financing committed to Parent by the PIPE Investors pursuant to the Subscription Agreements (the “PIPE Investment Amount”); and (d) the number of shares of Parent Class A Common Stock to be outstanding as of the Closing after giving effect to the Parent Stockholder Redemptions and the issuance of shares of Parent Class A Common Stock pursuant to the Subscription Agreements.
Section 1.3   Company Allocation Schedule.   Not less than two Business Days prior to the Closing, the Company shall provide to Parent and the Exchange Agent a schedule (the “Company Allocation Schedule”) setting forth (a) the calculations of Adjusted Purchase Price, Adjusted Per Share Merger Value and Aggregate Stock Consideration, (b) a true, correct and complete list of each Company Stockholder as of the Effective Time, which shall set forth (i) the number and class of shares of Company Capital Stock held by each Company Stockholder, (ii) the Closing Stock Per Share Amount payable to each Company Stockholder, and (iii) any holders of Dissenting Shares, and (c) a true, correct and complete list of each Company Optionholder and holder of unvested Company Restricted Stock as of the Effective Time, which shall set forth (i) the number of Company Options held by each Company Optionholder, (ii) the number of shares of unvested Company Restricted Stock held by each holder thereof, (iii) the Closing Stock Per Option Amount payable to each Company Optionholder, and (iv) the Closing Stock Per Restricted Share Amount payable to each holder of unvested Company Restricted Stock.
Section 1.4   Closing Deliverables.
(a)   At the Closing, Parent and Merger Sub, as applicable, shall deliver to the Company and the Stockholder Representative:
(i)   a certificate, signed by an executive officer of Parent and dated as of the Closing Date, certifying as to the matters set forth in Section 7.2(a) and Section 7.2(b);
(ii)   a counterpart to the Company Voting and Support Agreement, duly executed by Parent;
(iii)   a counterpart to the A&R Letter Agreement, duly executed by Parent, each Sponsor and each member of the Parent Board;
(iv)   a counterpart to the A&R Registration Rights Agreement, duly executed by Parent and each Sponsor;
(v)   resignation letters, duly executed by each director and officer of Merger Sub identified on Section 1.4(a)(v) of the Company Disclosure Letter;
(vi)   copies of resolutions and actions taken by Parent’s and Merger Sub’s board of directors and stockholders in connection with the approval of this Agreement and the Transactions; and
(vii)   certificates of good standing each dated not more than five Business Days prior to the Closing Date for (x) Parent and (y) Merger Sub, each issued by the Secretary of State of Delaware.
(b)   At the Closing, the Company or the Stockholder Representative, as applicable, shall deliver to Parent:
(i)   a certificate, signed by an executive officer of the Company and dated as of the Closing Date, certifying as to the matters set forth in Section 7.3(a) and Section 7.3(b);
(ii)   a copy of the Certificate of Merger, duly executed by the Surviving Corporation;

(iii)   counterparts to the Company Voting and Support Agreement, duly executed by the Key Company Stockholders;
(iv)   counterparts to the A&R Registration Rights Agreement, duly executed by the Key Company Stockholders;
(v)   copies of the Payoff Letters pursuant to Section 6.17(g);
(vi)   resignation letters, duly executed by each director, officer or manager of each Group Company set forth on Section 1.4(b)(vi) of the Parent Disclosure Letter;
(vii)   certificates of good standing (or equivalent document) each dated not more than five Business Days prior to the Closing Date (x) for the Company and (y) Hillman, each issued by the Secretary of State of Delaware; and
(viii)   a FIRPTA Certificate pursuant to Section 6.16(c).
Section 1.5   Closing Transactions.   At the Closing and on the Closing Date, the Parties shall cause the consummation of the following transactions in the following order, upon the terms and subject to the conditions of this Agreement:
(a)   Parent shall make any payments required to be made by Parent in connection with the Parent Stockholder Redemption.
(b)   Parent shall pay, or cause to be paid, all Parent Transaction Costs to the applicable payees, to the extent not paid prior to the Closing.
(c)   The certificate of merger with respect to the Merger shall be prepared and executed in accordance with the relevant provisions of the DGCL (the “Certificate of Merger”) and filed with the Secretary of State of the State of Delaware.
(d)   Parent shall make available the Aggregate Stock Consideration.
(e)   Parent shall (on behalf of the Company) pay, or, cause to be paid, the Stockholder Representative Expenses and all other amounts included in the Company Transaction Costs for which final or substantially final invoices have been submitted to the Company and delivered to Parent, to the extent not paid by the Company prior to the Closing, to the applicable payee by wire of immediately available funds; provided, that (i) the amounts included in the Company Transaction Costs may be paid promptly after the Closing Date as necessary; and (ii) Parent shall (on behalf of the Company) pay, or cause to be paid, any amounts included in the Company Transaction Costs that represent compensation to employees to the Company for payment to the applicable service provider at the time required by the applicable arrangement through the Company’s payroll system.
ARTICLE II
THE MERGER
Section 2.1   Effective Times.   Pursuant to the terms and subject to the conditions of this Agreement, on the Closing Date the Company and Merger Sub shall cause the Merger to be consummated by filing the Certificate of Merger with the Secretary of State of the State of Delaware, in accordance with the applicable provisions of the DGCL (the time of such filing, or such later time as may be agreed in writing by the Company and Parent and specified in the Certificate of Merger, being the “Effective Time”).
Section 2.2   The Merger.   At the Effective Time, upon the terms and subject to the conditions of this Agreement and in accordance with the applicable provisions of the DGCL, Merger Sub and the Company shall consummate the Merger, pursuant to which Merger Sub shall be merged with and into the Company, following which the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Corporation after the Merger and as a direct, wholly-owned subsidiary of Parent. References to the Company for periods after the Effective Time shall include the Surviving Corporation.
Section 2.3   Effect of the Merger.   At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of Merger Sub and the Company shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Surviving Corporation, which shall include the assumption by the Surviving Corporation of any and all agreements, covenants, duties and obligations of Merger Sub and the Company set forth in this Agreement to be performed after the Effective Time.
Section 2.4   Governing Documents.   Subject to Section 6.13, at the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation shall be amended to read the same as the certificate of incorporation and bylaws of Merger Sub as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation shall be “HMAN Group Holdings Inc.”.
Section 2.5   Directors and Officers of the Surviving Corporation.   Immediately after the Effective Time, the initial board of directors and executive officers of the Surviving Corporation shall be the board of directors and executive officers of the Company immediately prior to the Effective Time.
Section 2.6   Effect of the Merger on the Company Common Stock.   Upon the terms and subject to the conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company, the Company Stockholders or the holders of any of the securities of Parent, the following shall occur:
(a)   Each share of Company Common Stock (other than Dissenting Shares and Excluded Shares) issued and outstanding immediately prior to the Effective Time will be cancelled and automatically deemed for all purposes to represent the right to receive a portion of the Aggregate Stock Consideration, with each Company Stockholder being entitled to receive with respect to each such share of Company Common Stock, the Closing Stock Per Share Amount, without interest, upon surrender of stock certificates representing all of such Company Stockholder’s Company Common Stock (each, a “Certificate”) (or affidavits of loss in lieu of the Certificates as provided in Section 2.8(g)) and delivery of the other documents required pursuant to Section 2.8. As of the Effective Time, each share of Company Common Stock shall cease to exist and shall no longer be outstanding, and each Company Stockholder shall cease to have any other rights in and to the Company or the Surviving Corporation, and each Certificate relating to the ownership of shares of Company Common Stock (other than Excluded Shares) shall thereafter represent only the right to receive the applicable portion of the Aggregate Stock Consideration, if any, contemplated by this Section 2.6(a).
(b)   No fraction of a share of Parent Common Stock will be issued by virtue of the Merger, and each Company Stockholder who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock that otherwise would be received by such Company Stockholder) shall receive from Parent, in lieu of such fractional share (i) one share of Parent Common Stock if the aggregate amount of fractional shares of Parent Common Stock such Company Stockholder would otherwise be entitled to is equal to or exceeds 0.50; or (ii) no shares of Parent Common Stock if the aggregate amount of fractional shares of Parent Common Stock such Company Stockholder would otherwise be entitled to is less than 0.50.
(c)   Each issued and outstanding share of common stock of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation, which shall constitute the only outstanding shares of capital stock of the Surviving Corporation. From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.
(d)   Each share of Company Capital Stock held in the Company’s treasury or owned by Parent, Merger Sub or the Company immediately prior to the Effective Time (each an “Excluded Share”), shall be cancelled and no consideration shall be paid or payable with respect thereto.
(e)   The numbers of shares of Parent Common Stock that the Company Stockholders are entitled to receive as a result of the Merger and as otherwise contemplated by this Agreement shall be adjusted to reflect appropriately the effect of any stock split, split-up, reverse stock split, stock dividend or distribution (including any dividend or distribution of securities convertible into Parent Class A Common Stock), extraordinary cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Parent Class A Common Stock occurring on or after the date hereof and prior to the Closing.
Section 2.7   Effect of the Merger on the Company Options and Restricted Stock.
(a)   At the Effective Time, each Company Option that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall, automatically and without any required action on the part of any holder or beneficiary thereof, be assumed by Parent and converted into an option to purchase shares of Parent Common Stock (each, a “Parent Option”). Each Parent Option shall continue to have and be subject to substantially the same terms and conditions as were applicable to such Company Option immediately prior to the Effective Time (including expiration date, vesting conditions, and exercise provisions), except that (i) each Parent Option shall be exercisable for that number of shares of Parent Common Stock equal to the product (rounded down to the nearest whole number) of (A) the number of shares of Company Common Stock subject to the Company Option immediately prior to the Effective Time multiplied by (B) the Closing Stock Per Option Amount; (ii) the per share exercise price for each share of Parent Common Stock issuable upon exercise of the Parent Option shall be equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (A) the exercise price per share of Company Common Stock subject to such Company Option immediately prior to the Effective Time by (B) the Closing Stock Per Option Amount; (iii) the Company Board (or the compensation committee of the Company Board) may appropriately adjust the performance conditions applicable to certain of the Parent Options; and (iv) the Company Board (or the compensation committee of the Company Board) may make such other immaterial administrative or ministerial changes to the Parent Options as it may determine in good faith are appropriate to effectuate the administration of the Parent Options and to ensure consistency with the administrative and ministerial provisions of the New Parent Incentive Equity Plan; provided, however, that the exercise price and the number of shares of Parent Common Stock purchasable under each Parent Option shall be determined in a manner intended to comply with the requirements of Section 409A of the Code; and provided, further, that in the case of any Company Option to which Section 422 of the Code applies, the exercise price and the number of shares of Parent Common Stock purchasable under such Parent Option shall be determined in accordance with the foregoing in a manner that satisfies the requirements of Section 424(a) of the Code.
(b)   At the Effective Time, by virtue of the Merger and without any action on the part of any holder of Company Restricted Stock, each share of unvested Company Restricted Stock that is outstanding immediately prior to the Effective Time shall be cancelled and converted into the right to receive a number of shares of restricted Parent Class A Common Stock (each, “Parent Restricted Stock”) equal to the Closing Stock Per Restricted Share Amount with substantially the same terms and conditions as were applicable to the related share of Company Restricted Stock immediately prior to the Effective Time (including with respect to vesting and termination-related provisions), except that (i) any per-share repurchase price of such Parent Restricted Stock shall be equal to the quotient obtained by dividing (A) the per-share repurchase price applicable to the Company Restricted Stock, by (B) the Closing Per Stock Restricted Share Amount, rounded up to the nearest cent and (ii) the Company Board (or the compensation committee of the Company Board) may make such other immaterial administrative or ministerial changes to the Parent Restricted Stock as it may determine in good faith are appropriate to effectuate the administration of the Parent Restricted Stock and to ensure consistency with the administrative and ministerial provisions of the New Parent Incentive Equity Plan.
(c)   At the Effective Time, each Company RSU that is outstanding immediately prior to the Effective Time, shall, automatically and without any required action on the part of any holder or beneficiary thereof, be assumed by Parent and converted into a restricted stock unit in respect of shares of Parent Common Stock (each, a “Parent RSU”). Each Parent RSU shall continue to have and be subject to substantially the same terms and conditions as were applicable to such Company RSU immediately prior to the Effective Time (including with respect to vesting and termination-related provisions), except that (i) each Parent RSU shall represent the right to receive (subject to vesting) that number of shares of Parent Common Stock equal to the product (rounded up to the nearest whole number) of (A) the number of shares of Company Common Stock underlying the Company RSU immediately prior to the Effective Time multiplied by (B) the Company RSU Exchange Ratio; and (ii) the Company Board (or the compensation committee of the Company Board) may make such other immaterial administrative or ministerial changes to the Parent RSUs as it may determine in good faith are appropriate to effectuate the administration of the Parent RSUs and to ensure consistency with the administrative and ministerial provisions of the New Parent Incentive Equity Plan.
(d)   The Company shall take all necessary actions to effect the treatment of Company Options, Company Restricted Stock and Company RSUs pursuant to this Section 2.7 in accordance with the Company Incentive Plan and any applicable award agreement and to ensure that no Company Option may be exercised prior to the effective date of an applicable Form S-8 (or other applicable form, including Form S-1 or Form S-3) of Parent. The Company Board shall amend the Company Incentive Plan and take all other necessary actions, effective as of immediately prior to the Closing, in order to (i) cancel any remaining unallocated share reserve under the Company Incentive Plan and provide that shares of Company Common Stock in respect of Company Awards that for any reason become re-eligible for future issuance, shall be cancelled, (ii) provide that no new Company Award will be granted under the Company Incentive Plan, and (iii) make such other immaterial administrative or ministerial changes to the Company Incentive Plan as the Company Board (or the compensation committee of the Company Board) may determine in good faith are appropriate to effectuate the administration of the Company Incentive Plan and any outstanding awards following the Closing.
Section 2.8   Surrender of Company Certificates and Disbursement of Closing Consideration.
(a)   Not less than five Business Days prior to the Effective Time, Parent shall appoint a commercial bank or trust company (the “Exchange Agent”) for the purpose of exchanging the Certificates for each eligible Company Stockholder’s portion of the Aggregate Stock Consideration.
(b)   At the Effective Time, Parent shall make available the Closing Stock Per Share Amounts for the Company Stockholders. Such equity deposited with the Exchange Agent shall be referred to in this Agreement as the “Exchange Fund”. At the Effective Time, Parent shall deliver irrevocable instructions to the Exchange Agent to deliver the Aggregate Stock Consideration out of the Exchange Fund in the manner it is contemplated to be issued or paid pursuant to this Article II.
(c)   Promptly following the receipt of the Parent Stockholder Approval (and in any event within five Business Days thereafter), the Exchange Agent shall mail to each Company Stockholder (other than holders of Dissenting Shares or of Excluded Shares) (i) a letter of transmittal in the form attached hereto as Exhibit F (the “Letter of Transmittal”) which shall include provisions substantially similar to Section 6.19(b) and Section 10.1 and specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 2.8(g)) to the Exchange Agent; and (ii) instructions for surrendering the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 2.8(g)) to the Exchange Agent (the “Surrender Documentation”). Upon surrender of a Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 2.8(g)) to the Exchange Agent in accordance with the terms of the Surrender Documentation, together with the delivery of a properly completed and duly executed Letter of Transmittal, the Exchange Agent will deliver to the holder of such Certificate in exchange therefor such holder’s portion of the Aggregate Stock Consideration, with any Closing Stock Per Share Amount being delivered via book-entry issuance, less any required Tax withholdings as provided in Section 2.10; provided, however, that if the holder of such Certificate delivers to the Exchange Agent the Surrender Documentation with respect to such Company Stockholder’s Certificates prior to the Effective Time, the Exchange Agent shall deliver to the holder of such Certificate in exchange therefor such holder’s portion of the Aggregate Stock Consideration covered by such Surrender Documentation in accordance with clauses (A) and (B) of this sentence at the Effective Time or as promptly as practicable thereafter. The Certificate so surrendered shall forthwith be cancelled. Until so surrendered, each Certificate shall represent from and after the Effective Time for all purposes only the right to receive the applicable portion of the Aggregate Stock Consideration attributable to such Certificate. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates. In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer records of the Company, the applicable portion of the Aggregate Stock

Consideration to be delivered upon due surrender of the Certificate may be issued to such transferee if the Certificate formerly representing such shares of Company Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock Transfer Taxes have been paid or are not applicable.
(d)   Parent shall cause the Exchange Agent to mail, concurrently with the mailing of the Letters of Transmittal in accordance with Section 2.8(c), to each holder of any Company Options, unvested Company Restricted Stock or Company RSUs, a letter of transmittal which shall specify that the delivery of the Parent Options, Parent Restricted Stock or Parent RSUs, as applicable, shall be effected in exchange for the Company Options, unvested Company Restricted Stock and Company RSUs upon the Effective Time, such letter of transmittal and any additional materials contemplated thereby to be in such form and have such other provisions as Parent and the Stockholder Representative may reasonably agree. The Company shall use commercially reasonable efforts to obtain a duly executed acknowledgment of such letter of transmittal from each holder of any Company Options, unvested Company Restricted Stock or Company RSUs prior to the Closing.
(e)   From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Capital Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate is presented to the Surviving Corporation, Parent or the Exchange Agent for transfer, it shall be cancelled and deemed exchanged for (without interest and after giving effect to any required Tax withholdings as provided in Section 2.10) the portion of the Aggregate Stock Consideration represented by such Certificate.
(f)   Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund) that remains unclaimed by the Company Stockholders for 180 days after the Effective Time shall be delivered to the Surviving Corporation. Any Company Stockholder who has not theretofore complied with this Section 2.8 shall thereafter look only to the Surviving Corporation for payment of their respective portion of the Aggregate Stock Consideration (after giving effect to any required Tax withholdings as provided in Section 2.10) upon due surrender of its Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 2.8(g)), without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Parent, the Exchange Agent or any other Person shall be liable to any former Company Stockholder for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Legal Requirements.
(g)   In the event any Certificate shall have been lost, stolen or destroyed (i) upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed; and (ii) if required by Parent, the posting by such Person of a bond in customary amount and upon such terms as may be required by Parent as indemnity against any claim that may be made against it, the Surviving Corporation with respect to such Certificate, the Exchange Agent will issue the portion of the Aggregate Stock Consideration attributable to such Certificate (after giving effect to any required Tax withholdings as provided in Section 2.10).
Section 2.9   Appraisal and Dissenter’s Rights.
(a)   Notwithstanding anything to the contrary contained in this Agreement, and to the extent available under the DGCL, shares of Company Capital Stock that are outstanding immediately prior to the Effective Time and that are held by Company Stockholders who shall have neither voted in favor of the Merger nor consented thereto in writing and who shall have demanded properly in writing appraisal for such Company Capital Stock in accordance with Section 262 of the DGCL and otherwise complied with all of the provisions of the DGCL relevant to the exercise and perfection of dissenters’ rights shall not be converted into, and any such Company Stockholder shall have no right to receive, any portion of the Aggregate Stock Consideration unless and until such Company Stockholder fails to perfect or withdraws or otherwise loses its right to appraisal and payment under the DGCL. Any Company Stockholder who fails to perfect or who effectively withdraws or otherwise loses its rights to appraisal of such shares of Company Capital Stock under Section 262 of the DGCL shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the applicable portion of the Aggregate Stock Consideration, without any interest thereon, upon surrender, in the manner provided in this Article II, of the Certificates that formerly evidenced such shares of Company Capital Stock.
(b)   Prior to the Closing, the Company shall give Parent (i) prompt notice of any demands for appraisal received by the Company and any withdrawals of such demands, and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent (which consent shall not be unreasonably withheld), make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.
Section 2.10   Withholding Taxes.   Notwithstanding anything in this Agreement to the contrary, Parent, Merger Sub, the Company, the Surviving Corporation, the Exchange Agent and their respective Affiliates and agents shall be entitled to deduct and withhold from any amount otherwise payable pursuant to this Agreement any amount required to be deducted and withheld with respect to the making of such payment under the Code, or any provision of state, local, or foreign Tax Legal Requirements; provided, that the withholding party shall use commercially reasonable efforts to give prompt notice of its intent to withhold (other than with respect to compensatory amounts, subject to payroll reporting and withholding, including any required withholdings in respect of Company Awards for income, employment and similar Taxes) to the Stockholder Representative, and the Parties shall cooperate in good faith to establish any eligibility for an exemption from or reduction in such withholding. Such notification shall include an identification of the provisions of Tax law that the applicable withholding agent believes require such deduction or withholding. To the extent that amounts are so deducted or withheld and paid over to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.
Section 2.11   Taking of Necessary Action; Further Action.   If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation following the Merger with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company, then the Surviving Corporation, Merger Sub and their respective officers and directors are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.
Section 2.12   Stockholder Representative Expenses.   At least three Business Days prior to the Closing Date, the Stockholder Representative may provide to Parent a written estimate of the aggregate amount of the fees and expenses incurred, or that the Stockholder Representative reasonably believes in good faith will in the future be incurred, by the Stockholder Representative on behalf of the Company Stockholders in connection with the preparation, negotiation and execution of this Agreement or the consummation of the Transactions in its capacity as the Stockholder Representative (such fees and expenses, the “Stockholder Representative Expenses”). On the Closing Date, Parent shall pay to the Stockholder Representative or to such other Persons (and in such amounts) as may be designated by the Stockholder Representative, by wire transfer to an account or accounts designated by the Stockholder Representative in writing at least three Business Days prior to the Closing Date, immediately available funds in the amount of such Stockholder Representative Expenses and such amount shall be included in the Company Transaction Costs.
Section 2.13   Tax Treatment of the Merger.
(a)   For U.S. federal income tax purposes (and for purposes of any applicable state or local Tax law that follows the U.S. federal income tax treatment), the Parties will, and will cause their respective Affiliates to, prepare and file all Tax Returns consistent with the treatment of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code (or comparable provision of state and local Tax law) and will not take any inconsistent position on any Tax Return, or during the course of any audit, litigation or other proceeding with respect to Taxes, unless required to do so pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or comparable provision of state or local law, as applicable).
(b)   Parent and the Company hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a). From the date hereof through the Closing, and following the Closing, the Parties shall not knowingly, and shall not knowingly permit or cause their respective Affiliates to, take any action, or fail to take any action, which action or failure to act would reasonably be expected to prevent the Merger qualifying for the Intended Tax Treatment.
ARTICLE III
REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY
Except (a) as set forth in the letter dated as of the date of this Agreement delivered by the Company to Parent and Merger Sub prior to or in connection with the execution and delivery of this Agreement (the “Company Disclosure Letter”) and (b) as disclosed in the Hillman SEC Reports filed with the SEC prior to the date of this Agreement (to the extent the qualifying nature of such disclosure is readily apparent from the content of such Hillman SEC Reports) excluding disclosures referred to in “Forward-Looking Statements”, “Risk Factors” and any other disclosures therein to the extent they are of a predictive or cautionary nature or related to forward-looking statements, the Company hereby represents and warrants to Parent and Merger Sub as of the date hereof and as of the Closing Date as follows:
Section 3.1   Organization and Qualification.   The Company is a corporation duly incorporated, validly existing and in good standing under the Legal Requirements of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. The Company is duly licensed or qualified to do business in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified or in good standing would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole. Complete and correct copies of the Organizational Documents of the Company as amended and in full force and effect as of the date hereof, have been made available to Parent or its Representatives.
Section 3.2   Company Subsidiaries.
(a)   The Company’s direct and indirect Subsidiaries, together with their jurisdiction of incorporation or organization, as applicable, are listed on Section 3.2(a) of the Company Disclosure Letter (the “Company Subsidiaries”). Each Company Subsidiary has been duly formed or organized and is validly existing under the Legal Requirements of its respective jurisdiction of incorporation or organization and has the requisite power and authority to own, lease and operate its assets and properties and to conduct its business as now being conducted, except where the failure to be so formed, organized or existing, or to have such power and authority, would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole. The Company has previously provided to Parent or its Representatives true and complete copies of the Organizational Documents of each Company Subsidiary, as amended and currently in effect.
(b)   Each Company Subsidiary is duly licensed or qualified to do business and, where applicable, is in good standing as a foreign corporation (or other entity, if applicable) in each jurisdiction in which it is conducting business, or the operation, ownership or leasing of its property or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified or in good standing would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole.
Section 3.3   Capitalization.
(a)   The authorized capital stock of the Company consists of: (i) 1,800,000 shares of Company Common Stock, of which 553,254 shares are issued and outstanding; and (ii) 200,000 shares of the Company’s preferred stock, par value $0.01 per share, of which no shares are issued and outstanding. All of the issued and outstanding shares of Company Capital Stock have been duly authorized and validly issued and are fully paid and nonassessable and have not been issued in violation of any preemptive or similar rights. Each share of Company Capital Stock has been issued in compliance in all material respects with (A) applicable Legal Requirements; and (B) the Company’s Organizational Documents. Section 3.3(a) of the Company Disclosure Letter contains a true and correct list of all Company Capital Stock and any other securities of the Company owned by each Company Stockholder.

(b)   As of the date of this Agreement, (i) Company Options to purchase 87,238 shares of Company Common Stock, (ii) 1,071.5 shares of Company Restricted Stock, and (iii) 1,431 Company RSUs are outstanding. Section 3.3(b) of the Company Disclosure Letter includes a true and complete list of each Person who, as of the date of this Agreement, holds a Company Award, including the type of Company Award, the number of shares of Company Common Stock comprised thereof or subject thereto, vesting schedule and, if applicable, the exercise price thereof. All Company Options and shares of Company Restricted Stock are evidenced by award agreements in substantially the forms previously made available to Parent, and no Company Option, share of Company Restricted Stock or Company RSU is subject to terms that are materially different from those set forth in such forms. Each Company Option, each share of Company Restricted Stock, and each Company RSU was validly granted or issued and properly approved by, the Company Board (or appropriate committee thereof). Each Company Option has been granted with an exercise price that is intended to be no less than the fair market value of the underlying Company Common Stock on the date of grant, as determined in accordance with Section 409A of the Code or Section 422 of the Code, if applicable. Each Company Option is intended to either qualify as an “incentive stock option” under Section 422 of the Code or to be exempt under Section 409A of the Code.
(c)   Except as otherwise set forth in this Section 3.3 or in Section 3.3(c) of the Company Disclosure Letter, the Company has not granted any stock appreciation, phantom stock, stock-based performance unit, profit participation, restricted stock, restricted stock unit or other equity-based compensation award or similar rights with respect to the Company, any outstanding options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of the Company Common Stock, or any other commitments or agreements providing for the issuance of additional shares, the sale of treasury shares, or for the repurchase or redemption of shares of Company Common Stock, and there are no agreements of any kind which may obligate the Company to issue, purchase, register for sale, redeem or otherwise acquire any of its capital stock. Except for this Agreement and the Stockholder Agreement, there are no registration rights, and there is no voting trust, proxy, rights plan, anti-takeover plan or other agreements or understandings with respect to the shares of Company Common Stock.
(d)   The outstanding shares of capital stock (or other equity interests) of each of the Company Subsidiaries have been duly authorized and validly issued and (if applicable) are fully paid and nonassessable (where such concepts are applicable) and have not been issued in violation of any preemptive or similar rights. The Company or one or more of its wholly owned Subsidiaries own of record and beneficially all the issued and outstanding shares of capital stock (or other equity interests) of such Company Subsidiaries free and clear of any Liens except for (i) for any restrictions on sales of securities under applicable securities laws and (ii) Permitted Liens. There are no outstanding options, warrants, rights or other securities convertible into or exercisable or exchangeable for any shares of capital stock (or other equity interests) of such Company Subsidiaries, any other commitments or agreements providing for the issuance of additional shares (or other equity interests), the sale of treasury shares, or for the repurchase or redemption of such Company Subsidiaries’ shares of capital stock (or other equity interests), or any agreements of any kind which may obligate any Company Subsidiary to issue, purchase, register for sale, redeem or otherwise acquire any of its shares of capital stock (or other equity interests). Except for the equity interests of the Company Subsidiaries set forth on Section 3.3(d) of the Company Disclosure Letter, neither the Company nor any of the Company Subsidiaries owns, directly or indirectly, any ownership, equity, profits or voting interest in any Person or have any agreement or commitment to purchase any such interest, and has not agreed and is not obligated to make nor is bound by any written, oral or other Contract, binding understanding, option, warranty or undertaking of any nature, as of the date hereof or as may hereafter be in effect under which it may become obligated to make, any future investment in or capital contribution to any other entity.
(e)   Except as provided for in this Agreement, as a result of the consummation of the Transactions, no shares of capital stock, warrants, options or other securities of the Company are issuable and no rights in connection with any shares, warrants, options or other securities of the Company accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).
Section 3.4   Due Authorization.   The Company has all requisite corporate power and authority to (a) execute, deliver and perform this Agreement and the other Transaction Documents to which it is a party; and (b) carry out the Company’s obligations hereunder and thereunder and to consummate the Transactions (including the Merger), in each case, subject to the consents, approvals, authorizations and other requirements described in Section 3.5. The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which it is a party and the consummation by the Company of the Transactions (including the Merger) have been duly and validly authorized by all requisite action, including approval by the Company Board and, following receipt of the Company Stockholder Approval, the Company Stockholders as required by the DGCL, and no other corporate proceeding on the part of the Company is necessary to authorize this Agreement. This Agreement and the other Transaction Documents to which it is a party have been duly and validly executed and delivered by the Company and (assuming this Agreement constitutes a legal, valid and binding obligation of each of Parent and Merger Sub) constitute the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity (collectively, the “Remedies Exception”).
Section 3.5   No Conflict; Governmental Consents and Filings.
(a)   Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 3.5(b), or as set forth in Section 3.5(a) of the Company Disclosure Letter, the execution, delivery and performance of this Agreement (including the consummation by the Company of the Transactions) and the other Transaction Documents to which the Company is a party by the Company do not and will not (i) violate any provision of, or result in the breach of, any applicable Legal Requirement to which any of the Group Companies is subject or by which any property or asset of any of the Group Companies is bound; (ii) conflict with or violate the Organizational Documents of any of the Group Companies; (iii) violate any provision of or result in a breach, default or acceleration of, or require a consent under, any Company Material Contract, or terminate or result in the termination of any Company Material Contract, or result in the creation of any Lien under any Company Material Contract or upon any of the properties or assets of any of the Group Companies, or constitute an event which, after notice or lapse of time or both, would result in any such violation, breach, default, acceleration, termination or creation of a Lien; or (iv) result in a violation or revocation of any required Approvals, except to the extent that the occurrence of any of the foregoing items set forth in clauses (iii) or (iv) would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole.
(b)   Assuming the truth and completeness of the representations and warranties of Parent contained in this Agreement, no consent, notice, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of the Company with respect to the Company’s execution, delivery or performance of this Agreement, any of the other Transaction Documents to which it is a party or the consummation by the Company of the Transactions (including the Merger), except for (i) applicable requirements of the HSR Act or any similar foreign law; (ii) the filing of the Investment Canada Act Notification; (iii) any consents, notices, approvals, authorizations, designations, declarations or filings, the absence of which would not reasonably be expected to have a Company Material Adverse Effect; (iv) compliance with any applicable requirements of the securities laws; (v) as otherwise disclosed on Section 3.5(b) of the Company Disclosure Letter; and (vi) the filing of the Certificate of Merger in accordance with the DGCL.
Section 3.6   Legal Compliance; Approvals.
(a)   Each of the Group Companies has during the past three years complied with, and is not currently in violation of, any applicable Legal Requirements with respect to the conduct of its business, or the ownership or operation of its business, except for failures to comply or violations which, individually or in the aggregate, have not been and are not reasonably likely to be material to the Group Companies, taken as a whole. No written, or to the Knowledge of the Company, oral notice of non-compliance with any applicable Legal Requirements has been received during the past three years by any of the Group Companies.
(b)   Each Group Company is in possession of all franchises, grants, authorizations, licenses, permits, consents, certificates, approvals and orders from Governmental Entities (“Approvals”)

necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such Approvals would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole.
Section 3.7   Hillman SEC Reports; Financial Statements.
(a)   Hillman has filed all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed or furnished by Hillman with the SEC under the Exchange Act or the Securities Act since December 30, 2017, together with any amendments, restatements or supplements thereto (all of the foregoing filed prior to the date of this Agreement, the “Hillman SEC Reports”), and will have filed all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement through the Closing Date (the “Additional Hillman SEC Reports”). All Hillman SEC Reports, Additional Hillman SEC Reports, any correspondence from or to the SEC or NYSE Amex and all certifications and statements required by (i) Rule 13a-14 or 15d-14 under the Exchange Act; or (ii) 18 U.S.C. § 1350 (Section 906) of the Sarbanes-Oxley Act with respect to any of the foregoing (collectively, the “Hillman Certifications”) are available on EDGAR in full without redaction. Hillman has heretofore furnished to Parent true and correct copies of all amendments and modifications that have not been filed by Hillman with the SEC to all agreements, documents and other instruments that previously had been filed by Hillman with the SEC and are currently in effect. The Hillman SEC Reports were, and the Additional Hillman SEC Reports will be, prepared in accordance with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations thereunder. The Hillman SEC Reports did not, and the Additional Hillman SEC Reports will not, at the time they were or are filed, as the case may be, with the SEC contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Hillman Certifications are each true and correct. Hillman maintains disclosure controls and procedures required by Rule 13a- 15(e) or 15d-15(e) under the Exchange Act. As used in this Section 3.7, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC or NYSE Amex.
(b)   Set forth on Section 3.7(b) of the Company Disclosure Letter are (i) the audited consolidated balance sheets as of December 28, 2019 and December 29, 2018 and consolidated statements of operations, changes in stockholders’ equity and cash flows of the Company and its Subsidiaries for the fiscal years ended December 28, 2019 and December 29, 2018 together with the auditor’s reports thereon; and (ii) an unaudited consolidated balance sheet and related consolidated statements of operations, changes in stockholders’ equity and cash flows for the nine months ended September 30, 2020 (the “Balance Sheet Date”, and the financial statements described in clauses (i) and (ii), together, the “Financial Statements”). The Financial Statements present fairly, in all material respects, the consolidated financial position and results of operations of the Company and its Subsidiaries as of the dates and for the periods indicated in such Financial Statements in conformity with GAAP, subject, in the case of interim financial statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be material) and the omission of notes.
(c)   The consolidated financial statements and notes contained or incorporated by reference in the Hillman SEC Reports and the financial statements and notes to be contained in or to be incorporated by reference in the Additional Hillman SEC Reports (collectively, the “Hillman Financial Statements”) will fairly present, the financial condition and the results of operations, changes in stockholders’ equity and cash flows of Hillman as at the respective dates of, and for the periods referred to, in the Hillman Financial Statements, all in accordance with (i) GAAP; and (ii) Regulation S-X or Regulation S-K, as applicable, subject, in the case of interim Hillman Financial Statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be material) and the omission of notes to the extent permitted by Regulation S-X or Regulation S-K, as applicable. Hillman has no off-balance sheet arrangements that are not disclosed in the Hillman SEC Reports.
(d)   The Company has established and maintained a system of internal controls. To the Knowledge of the Company, such internal controls are sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with GAAP.
(e)   There are no outstanding loans or other extensions of credit made by any Group Company to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of any Group Company.
Section 3.8   No Undisclosed Liabilities.   There is no liability, debt or obligation (absolute, accrued, contingent or otherwise) of any of the Group Companies of a type required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for liabilities, debts and obligations (a) provided for in, or otherwise reflected or reserved for on the Financial Statements or disclosed in the notes thereto; or (b) that have arisen since the Balance Sheet Date in the Ordinary Course which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
Section 3.9   Absence of Certain Changes or Events.   Except as contemplated by this Agreement, since the Balance Sheet Date, (a) except as set forth on Section 3.9 of the Company Disclosure Letter, each of the Group Companies has conducted its business in the Ordinary Course in all material respects (aside from steps taken in contemplation of the transactions contemplated hereby and any conduct, practice or action taken as Pandemic Measures), and (b) there has not been any Company Material Adverse Effect and no change, event, state of facts, development or occurrence exists or has occurred which would reasonably be expected, individually or in the aggregate, to result in a Company Material Adverse Effect.
Section 3.10   Litigation.   Except as set forth on Section 3.10 of the Company Disclosure Letter or as would not be material to the Group Companies, taken as a whole, as of the date hereof, there are: (a) no pending or, to the Knowledge of the Company, threatened, Legal Proceedings against any of the Group Companies or any of its properties or assets, or any of the directors or officers of any of the Group Companies in their capacity as such; (b) to the Knowledge of the Company, no facts or circumstances that would reasonably expected to give rise to any such Legal Proceeding; (c) to the Knowledge of the Company, no pending or threatened in writing, audits, examinations or investigations by any Governmental Entity against any of the Group Companies; (d) no pending or threatened in writing Legal Proceedings by any of the Group Companies against any third party; (e) no settlement or similar agreement that imposes any material ongoing obligations or restrictions on any of the Group Companies; (f) no Orders imposed or, to the Knowledge of the Company, threatened to be imposed upon any of the Group Companies or any of their respective properties or assets, or any of the directors or officers of any of the Group Companies in their capacity as such.
Section 3.11   Company Benefit Plans.
(a)   Section 3.11(a) of the Company Disclosure Letter sets forth a complete list of each material Company Benefit Plan, including all employment contracts or offer letters unless any such employment contract or offer letter (i) relates to an employee who has annual base compensation less than $400,000; (ii) is in a form substantially similar to a form of employment contract or offer letter identified on Schedule 3.11(a) of the Company Disclosure Letter (which schedule includes a general description of groups of employees that have entered into agreements on such forms); or (iii) provides for a severance or notice period of 90 days or less or notice period of 30 days or less (other than as required by applicable Legal Requirements). “Company Benefit Plan” shall mean each “employee benefit plan” as defined in Section 3(3) of ERISA, and any other agreement, arrangement, plan, policy or program providing compensation or other benefits to any current or former director, officer, employee or other service provider, including employment, consulting, retirement, severance, termination or change in control agreements, deferred compensation, vacation, sick, stock option, stock purchase, stock appreciation rights, stock-based or other equity-based, incentive, bonus, supplemental retirement, profit-sharing, insurance, medical, welfare, fringe or other benefits or remuneration of any kind, whether or not in writing and whether or not funded, in each case, which is maintained, sponsored or contributed to by any Group Company, or under which any Group Company is obligated to contribute, or with respect to which the Company or any of the Company Subsidiaries or ERISA Affiliate has any obligation or liability, direct or indirect, contingent or otherwise. No Company Benefit Plan is maintained outside the jurisdiction of the United States or Canada or covers any employees or other service providers of any Group Company who reside or work outside of the United States or Canada.

(b)   With respect to each material Company Benefit Plan on Section 3.11(a) of the Company Disclosure Letter, the Company has made available to Parent or its Representatives, to the extent applicable, true, correct and complete copies of (i) such Company Benefit Plan, including any amendments thereto, and any trust agreement, insurance contracts or other funding vehicles relating to such plan (or if such Company Benefit Plan is not set forth in a written document, a written description of such plan specifying its material terms); (ii) the most recent summary plan description for such Company Benefit Plan for which such summary plan description is required together with summaries of all material modifications thereto; (iii) the most recent annual report on Form 5500 and all attachments thereto filed with the Internal Revenue Service with respect to such Company Benefit Plan (if applicable); (iv) the most recent determination or opinion letter, if any, issued by the Internal Revenue Service with respect to such Company Benefit Plan; and (v) any material non-routine correspondence with any Governmental Entity regarding any Company Benefit Plan during the past three years.
(c) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole (i) each Company Benefit Plan has been administered in accordance with its terms and all applicable Legal Requirements, including ERISA and the Code; and (ii) all contributions required to be made with respect to any Company Benefit Plan on or before the date hereof have been made. Each Company Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code (A) has received a favorable determination or opinion letter as to its qualification; or (B) has been established under a standardized master and prototype or volume submitter plan for which, to the Knowledge of the Company, a current favorable Internal Revenue Service advisory letter or opinion letter has been obtained by the plan sponsors and is valid as to the adopting employer, and, to the Knowledge of the Company, nothing has occurred and no circumstances exist that would reasonably be expected to result in the loss of the qualification of such plan under Section 401(a) of the Code.
(d)   No Group Company has, within the past six years, sponsored, been obligated to contribute to, or has any reasonable expectation of current or contingent liability in respect of (i) an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA (including any “multiemployer plan” within the meaning of Section (3)(37) of ERISA); (ii) a “multiple employer plan” as defined in Section 413(c) of the Code; or (iii) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.
(e)   Neither the Company, any Company Benefit Plan nor, to the Knowledge of the Company, any trustee, administrator or other third-party fiduciary and/or party-in-interest thereof, has engaged in any breach of fiduciary responsibility or any non-exempt “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) to which Section 406 of ERISA or Section 4975 of the Code applies and which could subject the Company or any ERISA Affiliate to the tax or penalty on prohibited transactions imposed by Section 4975 of the Code, which, assuming the taxable period of such transaction expired as of the date hereof, could reasonably be expected to result in a material liability to the Group Companies, taken as a whole. To the Knowledge of the Company, no Group Company has, within the past six years, engaged in a transaction that is expected to result in a material civil penalty under Sections 409 or 502(i) of ERISA.
(f)   Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole, with respect to the Company Benefit Plans or their administrators or fiduciaries (i) no actions, suits or claims (other than routine claims for benefits in the Ordinary Course) are pending or, to the Knowledge of the Company, threatened; and (ii) to the Knowledge of the Company, no facts or circumstances exist that would reasonably be expected to give rise to any such actions, suits or claims.
(g)   None of the Company Benefit Plans provides for, and the Group Companies have no liability in respect of, post-retiree health, welfare or life insurance benefits or coverage for any participant or any beneficiary of a participant, except as may be required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or similar state or other Legal Requirements and at the sole expense of such participant or the participant’s beneficiary.

(h)   Except as set forth on Section 3.11(h) of the Company Disclosure Letter, neither the execution and delivery of this Agreement, shareholder or other approval of this Agreement nor the consummation of the Transactions is reasonably expected to, either alone or in connection with any other event(s) (i) result in any payment or benefit becoming due to any current or former employee, officer, independent contractor or director of the Company or its subsidiaries or under any Company Benefit Plan; (ii) increase any amount of compensation or benefits otherwise payable to any current or former employee, officer, contractor or director of the Company or its subsidiaries or under any Company Benefit Plan; (iii) result in the acceleration of the time of payment, funding or vesting of any benefits to any current or former employee, independent contractor or director of the Company or its subsidiaries or under any Company Benefit Plan; or (iv) require the Company to transfer into trust any material benefits under any Company Benefit Plan or materially or permanently restrict the right of the Company to merge, amend or terminate any Company Benefit Plan on or after the Effective Time.
(i)   Except as set forth on Section 3.11(i) of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the Transactions shall, either alone or in connection with any other event(s), give rise to any “excess parachute payment” as defined in Section 280G(b)(1) of the Code or any excise Tax owing under Sections 409A or 4999 of the Code.
(j)   The Company has no obligations to gross-up, make-whole or reimburse any current or former employee, officer, independent contractor or director of the Company for any material Taxes incurred by such individual, including under Sections 409A or 4999 of the Code or otherwise.
(k)   Each Company Benefit Plan which is a “nonqualified deferred compensation plan” subject to Section 409A of the Code has been established, operated and maintained in all material respects in compliance with Section 409A of the Code.
Section 3.12   Labor Relations.
(a)   No Group Company is a party to any collective bargaining agreement.
(b)   To the Knowledge of the Company, there are no activities or proceedings of any labor union or other labor organization to organize any employees of the Company or any of the Company Subsidiaries and no demand for recognition or certification as the exclusive bargaining representative of any employees has been made by or on behalf of any labor union or other labor organization. Except as set forth on Section 3.12(b) of the Company Disclosure Letter, there are no pending or, to the Knowledge of the Company, threatened, and, for the past three years, there have been no strikes, pickets, work stoppages, slowdowns, or to the Knowledge of the Company, union organization activities (including, but not limited to, union organization campaigns or requests for representation), lockouts, arbitrations, or material labor grievances pending or other material organized labor disputes, or, to the Knowledge of the Company, threatened against or involving the Company involving any employee, except for those which would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole.
(c)   Except as otherwise listed on Section 3.12(c) of the Company Disclosure Letter, as of the date hereof, there are no complaints, charges or claims against the Company pending or, to Knowledge of the Company, threatened before any Governmental Entity based on, arising out of, in connection with or otherwise relating to the employment, termination of employment or failure to employ by the Company, of any individual, except for those complaints, charges or claims which would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole.
(d)   The Company is, and for the past three years, has been, in compliance with all Legal Requirements relating to the employment of labor, including all such Legal Requirements relating to wages (including minimum wage and overtime), hours of work, child labor, discrimination, civil rights, withholdings and deductions, classification and payment of employees and independent contractors, employment equity, the federal Worker Adjustment and Retraining Notification Act (“WARN”) and any similar state or local “mass layoff” or “plant closing” applicable Legal Requirement, collective bargaining, occupational health and safety, workers’ compensation, and immigration, except for instances of noncompliance which would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole. There has been no “mass layoff” or “plant closing” (as defined by WARN) with respect to the Company within the past three years and no such events are reasonably expected to occur prior to Closing.
(e)   During the past three years, to the Knowledge of the Company, there have been no allegations of sexual harassment, sexual misconduct, or sex-based discrimination raised, brought, threatened, or settled relating to any employee at the level of vice president or above, appointed officer or director of any Group Company involving or relating to his or her services provided to such Group Company. The policies and practices of the Group Companies comply with all federal, state, and local Legal Requirements concerning employment discrimination and employment harassment, except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole.
(f)   To the Knowledge of the Company, no senior executive or other key employee of any Group Company has provided notice of his or her intention to terminate his or her employment as a result of or within the twelve-month period following the consummation of the transactions contemplated by this Agreement. To the Knowledge of the Company, no senior executive or other key employee of any Group Company is party to any confidentiality, non-competition, non-solicitation, proprietary rights or other such agreement that would materially restrict the performance of such Person’s employment duties with the Company or any Company Subsidiaries or the ability of the Company and/or any of the Company Subsidiaries to conduct its or their business.
Section 3.13   Real Property; Tangible Property.
(a)   No Group Company owns any real property, nor has any Group Company ever owned, any material real property.
(b)   Section 3.13(b) of the Company Disclosure Letter lists, as of the date of this Agreement, the Leased Real Property and all Company Real Property Leases, including the address of such Leased Real Property. The Company or one of the Company Subsidiaries has a good and valid leasehold estate in, and enjoys peaceful and undisturbed possession of, all Leased Real Property free and clear of any and all Liens (other than Permitted Liens). No party to any Company Real Property Lease has exercised any termination rights with respect thereto. No Leased Real Property, or any portion thereof, is currently sublet or sublicensed by any Group Company to a third party. No condemnation proceeding is pending or, to the Knowledge of the Company, threatened with respect to any Leased Real Property which individually or in the aggregate, would be reasonably likely to be material to the Group Companies, taken as a whole.
(c)   The Company or one of the Company Subsidiaries owns and has good and marketable title to, or a valid leasehold interest in or right to use, all of its material tangible assets or personal property, free and clear of all Liens other than (i) Permitted Liens; and (ii) the rights of lessors under any leases. The material tangible assets or personal property (together with the Intellectual Property rights and contractual rights) of the Group Companies (x) constitute all of the assets, rights and properties that are necessary for the operation of the businesses of the Group Companies as they are now conducted, and taken together, are adequate and sufficient for the operation of the businesses of the Group Companies as currently conducted; and (y) have been maintained in all material respects in accordance with generally applicable accepted industry practice, are in good working order and condition, except for ordinary wear and tear and as would not, individually or in the aggregate, reasonably be expected to be material to the business of the Group Companies, taken as a whole.
Section 3.14   Taxes.
(a)   The Company and each of the Company Subsidiaries has timely filed, or caused to be timely filed, with the appropriate taxing authorities all income and other material Tax Returns that are required to be filed by, or with respect to, the Company or any of the Company Subsidiaries. Such Tax Returns are true, correct and complete in all material respects, and accurately reflect all material Liabilities for Taxes of the Company and the Company Subsidiaries, as applicable, for the periods covered thereby.
(b)   All income and other material Taxes and Tax Liabilities due and payable by or with respect to the income, assets or operations of the Company and the Company Subsidiaries have been timely paid in full. All income and other material Taxes incurred but not yet due and payable (i) for periods covered by the Financial Statements have been accrued and adequately disclosed on the Financial Statements in accordance with GAAP, and (ii) for periods not covered by the Financial Statements have been accrued on the books and records of the Company and the Company Subsidiaries.
(c)   Neither the Company nor any of the Company Subsidiaries has been within the past five years or is currently the subject of any audit or other examination of Taxes by the taxing authorities of any nation, state or locality (and no such audit is pending or contemplated) that in either case has not been resolved nor has the Company or any of the Company Subsidiaries received any written notices from any taxing authority relating to any issue which could reasonably be expected to materially affect the Tax Liability of the Company or any of the Company Subsidiaries.
(d)   Except as set forth in Section 3.14(d) of the Company Disclosure Letter, all material amounts of Taxes that the Company or any of the Company Subsidiaries is, or was, required by applicable Legal Requirements to withhold or collect in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, member or other third party have been duly withheld or collected, and have been timely paid over to the proper authorities to the extent due and payable. The Company and the Company Subsidiaries have complied in all material respects with all applicable Legal Requirements with respect thereto.
(e)   No unresolved written claim has been made by any taxing authority in a jurisdiction where the Company or any of the Company Subsidiaries does not file Tax Returns that the Company or any of the Company Subsidiaries is or may be subject to taxation by that jurisdiction.
(f)   The Company is not and was not a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code at any time during the five-year period ending on the Closing Date.
(g)   Neither the Company nor any Company Subsidiary has entered into an agreement or waiver (that has not expired) or has been requested to enter into an agreement or waiver extending any statute of limitations relating to the payment or collection of material Taxes of the Company or any Company Subsidiary.
(h)   Neither the Company nor any Company Subsidiary has been included in any “consolidated,” “unitary” or “combined” Tax Return provided for under the laws of the United States, any non-U.S. jurisdiction or any state, province, prefect or locality for any taxable period for which the statute of limitations has not expired (other than a group the common parent of which is or was the Company or a Company Subsidiary). Neither the Company nor any Company Subsidiary has any Liability for the Taxes of another Person (other than the Company or any Company Subsidiary) pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Tax law) or as a transferee or a successor or as a result of a contractual obligation to indemnify any Person.
(i)   There are no Tax sharing, allocation, indemnification or similar agreements in effect as between the Company, any Company Subsidiary or any predecessor or Affiliate thereof and any other Person under which Parent, the Company or any Company Subsidiary could be liable for any material Taxes or other claims of any Person (other than (i) any customary commercial agreement entered into in the Ordinary Course and not primarily concerning Taxes or (ii) any agreement solely among the Company and the Company Subsidiaries).
(j)   Neither the Company nor any Company Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any of the following that occurred or existed on or prior to the Closing Date (in each case where there is a reference to the Code or Treasury Regulations, including any corresponding or similar provision of state, local or non-U.S. income Tax law) (i) a ruling by, or written agreement with, a taxing authority, including any closing agreement pursuant to Section 7121 of the Code, (ii) a prepaid amount or deferred revenue received outside the Ordinary Course, (iii) an intercompany item under Treasury Regulation Section 1.1502-13 or an excess loss account under Treasury Regulation Section 1.1502-19, (iv) a change in accounting method pursuant to Section 481 of the Code, (v) an installment sale or open transaction, or (vi) any income earned or accumulated earnings and profits that would result in an inclusion under Section 951(a), Section 951A or Section 965 of the Code.
(k)   During the two-year period ending on the date of this Agreement, neither the Company nor any Company Subsidiary was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.
(l)   Neither the Company nor any Company Subsidiary has engaged in a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b).
(m)   There are no Liens for Taxes (other than Permitted Liens) upon any of the assets of the Company or any Company Subsidiary.
(n)   Neither the Company nor any Company Subsidiary has taken or agreed to take any action not contemplated by this Agreement that could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment. To the Knowledge of the Company, no facts or circumstances exist (other than any facts or circumstances to the extent that such facts or circumstances exist or arise as a result of or relate to any act or omission occurring after the signing date by Parent or Merger Sub or any of their respective Affiliates), in each case not contemplated by this Agreement, that could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.
(o)   Section 3.14 of the Company Disclosure Letter sets forth the U.S. federal income tax classifications and places of organization of the Company and each Company Subsidiary.
(p)   Notwithstanding anything herein to the contrary, no representations are made concerning the amount or availability of or limitation on the Company’s or any Company Subsidiary’s ability to utilize or otherwise benefit from net operating losses, capital losses, deductions, Tax credits and other similar items of the Company or any Company Subsidiary, in each case, with respect to a taxable period or portion thereof ending after the Closing Date.
Section 3.15   Environmental Matters.
(a)   Each of the Group Companies, and each real property or facility owned, leased, or operated by any of the Group Companies or their respective predecessors, is, and for the past three years has been, in compliance with all Environmental Laws, except for any such instance of non-compliance that would not reasonably be expected to be material to the Group Companies taken as a whole.
(b)   The Group Companies have obtained, hold, are, and for the past three years have been, in compliance with all permits required under applicable Environmental Laws to permit the Group Companies to operate their assets and to conduct the business of the Group Companies, except where the absence of, or failure to be in compliance with, any such permit would not reasonably be expected to be material to the Group Companies, taken as a whole.
(c)   Except as set forth on Section 3.15(c) of the Company Disclosure Letter, there are no claims, proceedings, investigations, actions or notices of violation pending or, to the Knowledge of the Company, threatened against any of the Group Companies under any Environmental Law, except for any such claim, proceeding, investigation, action or notice that would not reasonably be expected to be material to the Group Companies, taken as a whole.
(d)   Neither the Group Companies nor, to the Knowledge of the Company, any other Person has manufactured, handled, stored, generated, treated, disposed of or released any Hazardous Material at, in, on, to, from or under any facility currently or formerly owned, leased or operated by any of the Group Companies or any third-party site, in each case in a manner that would be reasonably likely to give rise to a liability under Environmental Law that would reasonably be expected to be material to the Group Companies, taken as a whole.
(e)   Except for Contracts entered into in the Ordinary Course, none of the Group Companies has agreed to indemnify any Person or assumed by Contract the liability of any third party arising under Environmental Law, which such liability would not be a liability of the Group Companies in the absence of such Contract.

(f)   The Group Companies have made available to Parent copies of all material non-privileged written environmental reports, audits, assessments, liability analyses, memoranda and studies in the possession or reasonable control of, the Group Companies with respect to compliance or liabilities under Environmental Law.
Section 3.16   Brokers; Third-Party Expenses. Except as set forth on Section 3.16 of the Company Disclosure Letter, no broker, finder, investment banker or other Person acting on behalf of the Company or the Company Stockholders is entitled to, nor will be entitled to, either directly or indirectly, any brokerage fee, finders’ fee or other similar commission for which Parent or any of the Group Companies would be liable in connection with the Transactions.
Section 3.17   Intellectual Property.
(a)   Section 3.17 of the Company Disclosure Letter sets forth a true, correct and complete list, of (i) all registered Patent and Patent applications, registered Trademarks and applications for Trademark registrations, registered Copyrights, and internet domain names (collectively, “Registered IP”), and (ii) all material unregistered Trademarks and material proprietary Software, in each case, which any of the Group Companies has an ownership interest or an exclusive license or similar exclusive right in any field or territory, whether in the United States or internationally (in each case setting forth the applicable jurisdiction, title, application and registration or serial number and date, and record owner and, if different, the legal owner and beneficial owner). All Registered IP owned by a Group Company is valid, enforceable, and subsisting and has been maintained effective by the filing of all necessary filings, maintenance and renewals and timely payment of requisite fees.
(b)   The Company or one of its Subsidiaries is the sole and exclusive owner of all right, title and interest in and to all Owned Intellectual Property, free and clear of all Liens (other than Permitted Liens), and owns, or has the right to use pursuant to a valid license, sublicense, or other written agreement all other Intellectual Property and IT Systems used in or necessary for the conduct and operation of the business of the Group Companies, as presently conducted and as proposed to be conducted immediately following the Closing and no such ownership, license, or right to use will be adversely impacted by (nor will require the payment or grant of additional amounts or consideration as a result of) the execution, delivery, or performance of this Agreement or the consummation of the transactions contemplated hereby.
(c)   (i) Except as set forth in Section 3.17(c) of the Company Disclosure Letter, the Group Companies, the conduct and operation of the business of the Group Companies as presently conducted and as proposed to be conducted immediately following the Closing (including the creation, licensing, marketing, importation, offering for sale, sale, or use of the products and services of the business of the Group Companies), and the use of the Owned Intellectual Property has not infringed, misappropriated (or constituted or resulted from a misappropriation of) or otherwise violated, and are not infringing, misappropriating (or constitute or result from the misappropriation of) or otherwise violating any Intellectual Property rights of any Person, (ii) none of the Group Companies has received from any Person in the past six years any written (or to the Knowledge of the Company, oral) notice, charge, complaint, claim or other assertion (A) alleging any infringement, misappropriation or other violation of any Intellectual Property rights of any Person or (B) contesting the use, ownership, validity or enforceability of any of the Owned Intellectual Property, (iii) to the Knowledge of the Company, no other Person has infringed, misappropriated or violated, or is infringing, misappropriating or violating, any Owned Intellectual Property, and no such claims have been made in writing against any Person by any of the Group Companies in the past six years or, (iv) none of the Owned Intellectual Property is subject to any pending or outstanding Order, settlement, consent order or other disposition of dispute that adversely restricts the use, transfer or registration of, or adversely affects the validity or enforceability of, any Owned Intellectual Property.
(d)   No past or present director, officer or employee of any of the Group Companies owns (or has any claim, or any right (whether or not currently exercisable) to any ownership interest, in or to) any Owned Intellectual Property. Each Person (including any past or present employees, consultants or independent contractors of the Group Companies) who has been or is (i) privy to any Trade Secrets of the Group Companies or (ii) engaged in creating or developing for or on behalf of such Group

Company any Intellectual Property has executed and delivered a valid written agreement, pursuant to which such Person has, respectively, (x) agreed to hold all confidential information of such Group Company in confidence both during and after such Person’s employment or retention, as applicable; or (y) presently assigned to such Group Company all of such Person’s rights, title, and interest in and to all Intellectual Property created or developed for such Group Company in the course of such Person’s employment or retention thereby that did not vest title automatically in such Group Company by operation of law. There is no breach by any such Person with respect to material Intellectual Property under any such agreement.
(e)   Each of the Group Companies, as applicable, has taken adequate and commercially reasonable steps to maintain the secrecy, confidentiality and value of all Trade Secrets constituting Owned Intellectual Property and all Trade Secrets of any Person to whom any Group Company has a contractual confidentiality obligation with respect to such Trade Secrets. No Trade Secret that is material to the business of the Group Companies has been authorized to be disclosed, or, to the Knowledge of the Company, has been disclosed to any other Person, other than pursuant to a written agreement sufficiently restricting the disclosure and use of such Trade Secret. Except as set forth on Section 3.17(e) of the Company Disclosure Letter, no source code constituting Owned Intellectual Property has been delivered, disclosed, licensed or made available to, or accessed by, any escrow agent or other Person, other than employees or contractors of such Group Company subject to written agreements sufficiently restricting the disclosure and use of such source code.
(f)   No Open Source Software is or has been included, incorporated or embedded in, linked to, combined, made available or distributed with, or used in the development, maintenance, operation, delivery or provision of any Software constituting Owned Intellectual Property, in each case, in a manner that requires or obligates any Group Company to (i) disclose, contribute, distribute, license or otherwise make available to any Person (including the open source community) any source code constituting Owned Intellectual Property; (ii) license any Software constituting Owned Intellectual Property for making modifications or derivative works; (iii) disclose, contribute, distribute, license or otherwise make available to any Person any Software constituting Owned Intellectual Property for no or nominal charge; or (iv) grant a license to, or refrain from asserting or enforcing any of, its Patents or other Owned Intellectual Property (each, “Copyleft Terms”). Each Group Company is in compliance with the terms and conditions of all relevant licenses for Open Source Software used in the business of the Group Companies.
(g)   The Company or one of the Company Subsidiaries owns or has a valid right to access and use pursuant to a written agreement all Company IT Systems. The Company IT Systems (i) are adequate in all material respects for the operation and conduct of the business of the Group Companies as currently conducted; and (ii) do not contain any viruses, worms, Trojan horses, bugs, faults or other devices, errors, contaminants or effects that (A) materially disrupt or adversely affect the functionality of the Company IT Systems or (B) enable or assist any Person to access without authorization any Company IT Systems. During the past three years, the Group Companies have not experienced any information security incident that has compromised the integrity or availability of the information technology and software applications the Group Companies own, operate, or outsource, and there has been no loss, damage, or unauthorized access, disclosure, use, or breach of security of any Group Company’s information in its possession, custody, or control, or otherwise held or processed on its behalf, and there have been no failures, breakdowns, continued substandard performance, data loss, material outages, material unscheduled downtime or other adverse events affecting any such Company IT Systems.
(h)   Neither the execution, delivery, or performance of this Agreement nor the consummation of the Transactions (either alone or in combination with any other event) will result in the (i) loss or impairment of, or any Lien on, any Owned Intellectual Property or material Licensed Intellectual Property; (ii) release, disclosure or delivery of any source code constituting Owned Intellectual Property to any Person; (iii) grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any Owned Intellectual Property; or (iv) payment of any additional consideration to, or the reduction of any payments from, any Person with respect to any Owned Intellectual Property or material Licensed Intellectual Property.

Section 3.18   Privacy.
(a)   Each of the Group Companies and any Person acting for or on the Group Companies’ behalf has at all times during the past five years (in the case of any such Person, during the time such Person was acting for or on behalf of any of the Group Companies) materially complied, as applicable to the Group Companies, with (i) all applicable Privacy Laws; (ii) all of the Group Companies’ policies and notices regarding privacy and data security (“Group Companies’ Privacy Notices”); and (iii) all of the Group Companies’ obligations regarding privacy and data security under any contracts. None of the Group Companies has received in the five years prior to the date of this Agreement any written or notice of any claims (including written notice from third parties acting on its or their behalf), investigations, or alleged violations of law, regulation, or contract with respect to personal data or information security-related incidents, nor have the Group Companies notified in writing, or been required by applicable law, regulation, or contract to notify in writing, any person or entity of any personal data or information security-related incident or been charged with, the violation of, any Privacy Laws. To the Knowledge of the Company, none of the Group Companies’ Privacy Notices have contained any material omissions or been misleading or deceptive.
(b)   Each of the Group Companies has during the past five years used reasonable efforts to (i) implement and maintain in all material respects commercially reasonable security to protect the confidentiality, integrity and availability of the Group Companies’ Company IT Systems and the data thereon (including Personal Information and other confidential data in its possession or under its control) against loss, theft, misuse or unauthorized access, use, modification or disclosure; and (ii) require all third-party service providers, outsourcers, processors or other third parties who process, store or otherwise handle Personal Information for or on behalf of such Group Company that obligate such Persons to comply with applicable Privacy Laws in all material respects and to take reasonable steps to protect and secure Personal Information from loss, theft, misuse or unauthorized access, use, modification or disclosure. To the Knowledge of the Company, any third party who has provided Personal Information to such Group Company during the past five years has done so in compliance with applicable Privacy Laws, including providing any notice and obtaining any consent required under such Privacy Laws.
(c)   During the past three years, there have been no breaches, security incidents, misuse of or unauthorized access to or disclosure of any Personal Information in the possession or control of any of the Group Companies or collected, used or processed by or on behalf of the Group Companies and none of the Group Companies have provided or been legally or contractually required to provide any notices to any Person in connection with a disclosure of Personal Information in the last three years. During the past three years, the Group Companies have implemented reasonable disaster recovery and business continuity plans, and taken actions consistent with such plans, to the extent required, to safeguard the data and Personal Information in its possession or control. The Company has conducted commercially reasonable data security testing or audits at reasonable and appropriate intervals and has resolved or remediated any material data security issues or vulnerabilities identified. Except as set forth on Section 3.18(c) of the Company Disclosure Letter, to the Knowledge of the Company, neither any of the Group Companies nor any third party acting at the direction or authorization of such Group Companies has paid (i) any perpetrator of any data breach incident or cyber-attack; or (ii) any third party with actual or alleged information about a data breach incident or cyber-attack, pursuant to a request for payment from or on behalf of such perpetrator or other third party.
Section 3.19   Agreements, Contracts and Commitments.
(a)   Section 3.19 of the Company Disclosure Letter sets forth a true, correct and complete list of each Company Material Contract (as defined below) that is in effect as of the date of this Agreement. For purposes of this Agreement, “Company Material Contract” of the Group Companies shall mean each Company Real Property Lease and each of the following Contracts to which any of the Group Companies is a party:
(i)   Each Contract (other than purchase orders with suppliers or customers entered into in the Ordinary Course) that the Company reasonably anticipates will involve annual payments or consideration furnished by or to any of the Group Companies of more than $10,000,000;

(ii)   Each note, debenture, other evidence of Indebtedness, guarantee, loan, credit or financing agreement or instrument or other contract for money borrowed by any of the Group Companies from a third party, in each case, having an outstanding principal amount in excess of $10,000,000, including the Existing Debt Documents, but excluding guarantees of performance under Government Contracts entered into in the Ordinary Course;
(iii)   Each Contract for the acquisition of any Person or any business division thereof or the disposition of any material assets of any of the Group Companies (other than in the Ordinary Course), in each case, whether by merger, purchase or sale of stock or assets or otherwise (other than Contracts for the purchase or sale of inventory or supplies entered into in the Ordinary Course) occurring in the last three years;
(iv)   Each obligation to make payments, contingent or otherwise, arising out of the prior acquisition of the business, assets or stock of other Persons;
(v)   Each employment or individual, independent contractor Contract providing for annual base salary or consulting fee payments in excess of $250,000, excluding any such Contract that either (A) is terminable by the Company or the applicable Company Subsidiary at will; or (B) provides for severance, notice or garden leave obligations of 90 days or less or such longer period as is required by applicable Legal Requirements;
(vi)   Each lease, rental agreement, installment and conditional sale agreement, or other Contract that, in each case, (A) provides for the ownership of, leasing of, title to, use of, or any leasehold or other interest in any personal property; and (B) involves annual payments in excess of $500,000;
(vii)   Each joint venture Contract, partnership agreement or limited liability company agreement with a third party (in each case, other than with respect to wholly owned Company Subsidiaries);
(viii)   Each Contract that purports to limit or contains covenants expressly limiting in any material respect the freedom of any of the Group Companies to (A) compete with any Person in a product line or line of business; (B) operate in any geographic area; or (C) solicit customers;
(ix)   Each Contract (other than those made in the Ordinary Course) (A) providing for the grant of any preferential rights to purchase or lease any asset of the Group Companies; or (B) providing for any right (exclusive or non-exclusive) to sell or distribute any material product or service of any of the Group Companies; and
(x)   Each Contract pursuant to which any Group Company grants (or is granted) a license, immunity, or other rights in or to any Owned Intellectual Property (or Intellectual Property or IT Systems of a third Person) that is material to the business of such Group Company, provided, however, that none of the following are required to be set forth on Section 3.19(a)(x) of the Company Disclosure Letter (but shall constitute Company Material Contracts if they otherwise qualify) (A) click-wrap or shrink-wrap software licenses or other software licenses for uncustomized software that is commercially available on reasonable terms to the public generally, in each case, with license, maintenance, support and other fees less than $50,000 annually; or (B) non-exclusive licenses of Owned Intellectual Property granted to customers or distributors in the Ordinary Course;
(b)   All Company Material Contracts are (i) in full force and effect, subject to the Remedies Exception; and (ii) represent the valid and binding obligations of the Company or one of the Company Subsidiaries party thereto and, to the Knowledge of the Company, represent the valid and binding obligations of the other parties thereto. True, correct and complete copies of all Company Material Contracts have been made available to Parent. None of the Group Companies nor, to the Knowledge of the Company, any other party thereto, is in breach of or default under, and no event has occurred which with notice or lapse of time or both would become a breach of or default under, any of the Company Material Contracts, and no party to any Company Material Contract has given any written or, to the Knowledge of the Company, oral, claim or notice of any such breach, default or event, which individually or in the aggregate, would be reasonably likely to be material to the Group Companies, taken as a whole.
Section 3.20   Insurance.   Section 3.20 of the Company Disclosure Letter contains a list of all material policies of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance held by, or for the benefit of, the Group Companies as of the date of this Agreement (collectively, the “Insurance Policies”), which policies are in full force and effect. True and complete copies of the Insurance Policies (or, to the extent such policies are not available, policy binders) have been made available to Parent or its Representatives. None of the Group Companies has received any written notice from any insurer under any of the Insurance Policies, canceling, terminating or materially adversely amending any such policy or denying renewal of coverage thereunder and all premiums on such Insurance Policies due and payable as of the date hereof have been paid. There is no pending material claim by any Group Company against any insurance carrier for which coverage has been denied or disputed by the applicable insurance carrier (other than a customary reservation of rights notice).
Section 3.21   Affiliate Matters.   Except (a) the Company Benefit Plans; (b) Contracts relating to labor and employment matters; (c) Contracts between or among the Group Companies; and (d) Contracts entered into on an arm’s length basis and in the Ordinary Course between any of the Group Companies, on the one hand, and the direct or indirect portfolio companies of investment funds advised or managed by any Company Stockholder or any of their Affiliates, on the other hand, none of the Group Companies is party to any Contract with any (i) present or former officer, director, employee or Company Stockholder or a member of his or her immediate family of any of the Group Companies; or (ii) Affiliate of the Company. To the Knowledge of the Company, no present or former officer, director, employee, Company Stockholder or holder of derivative securities of the Company (each, an “Insider”) or any member of an Insider’s immediate family is, directly or indirectly, interested in any Contract with any of the Group Companies (other than such Contracts as relate to any such Person’s ownership of Company Common Stock or other securities of the Company or such Person’s employment or consulting arrangements with the Group Companies).
Section 3.22   Certain Provided Information.   None of the information relating to the Group Companies supplied by the Company for inclusion in (a) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at each time at which it is amended and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, not misleading, or (b) the Proxy Statement will, at the date it is first mailed to the holders of Parent Common Stock and at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to: (a) statements made or incorporated by reference therein based on information supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement or any Parent SEC Reports or Additional Parent SEC Reports; or (b) any projections or forecasts included in the Proxy Statement.
Section 3.23   Indebtedness.   (a) Section 3.23(a) of the Company Disclosure Letter sets forth the principal amount of all of the outstanding Indebtedness of the Group Companies (other than under the Existing Indentures) and (b) Section 3.23(b) of the Company Disclosure Letter sets forth the principal amount of all instruments outstanding under the Existing Indentures, in each case as of the date hereof.
Section 3.24   Absence of Certain Business Practices.   For the past three years (a) the Group Companies and their respective directors and officers and, to the Knowledge of the Company, their respective employees, agents, and any other Persons acting for or on behalf of the Group Companies have been in compliance with all applicable Specified Business Conduct Laws; and (b) none of the Group Companies has (i) received written notice of or made a voluntary, mandatory or directed disclosure to any Governmental Entity relating to any actual or potential violation of any Specified Business Conduct Law; or (ii) been a party to or the subject of any pending or, to the Knowledge of the Company, threatened Legal Proceeding or, to the Knowledge of the Company, investigation by or before any Governmental Entity related to any actual or potential violation of any Specified Business Conduct Law. None of the Group Companies,

nor any of their respective directors or officers, nor to the Knowledge of the Company, any of their respective employees, agents, or any other Person acting for or on behalf of the Group Companies is the subject or target of any sanctions or the target of restrictive export controls administered by the U.S. government, the United Nations Security Council, Her Majesty’s Treasury of the United Kingdom, or the European Union. For purposes of clause (a) above, a Person shall be deemed to have “Knowledge” with respect to conduct, circumstances or results if such Person is aware of (1) the existence of or (2) a high probability of the existence of such conduct, circumstances or results.
Section 3.25   Distributors, Suppliers and Customers.   Section 3.25 of the Company Disclosure Letter sets forth an accurate and complete list of (a) the 10 largest distributors and customers based on consolidated sales and (b) the 10 largest suppliers based on consolidated expenditures, in each case, of the Group Companies for the twelve-month period ended on the Balance Sheet Date. Since the Balance Sheet Date, no such distributor, supplier or customer has canceled or otherwise terminated or, to the Knowledge of the Company, threatened to cancel or otherwise terminate, its relationship with the Company. Since the Balance Sheet Date, no Group Company has received any written or, to the Knowledge of the Company, oral notice that any such distributor, supplier or customer may cancel or otherwise materially and adversely modify its relationship with any Group Company or materially limit its services, supplies or materials to any Group Company, or its usage or purchase of the services and products of any Group Company, either as a result of the Transactions or otherwise.
Section 3.26   Customer Warranties.   There are no pending, nor to the Knowledge of the Company, threatened, material Legal Proceedings against any Group Company pursuant to any warranty, whether expressed or implied, on products or services sold on or prior to the Closing Date by the Company that are not disclosed or referred to in the Financial Statements and that are not fully reserved against in accordance with GAAP. All of the services rendered by the Company (whether directly or indirectly through third parties) have been performed in conformity with all expressed warranties and with all applicable contractual commitments, and the Company does not have, nor shall it have, any material liability for replacement or repair or for other material damages relating to or arising from any such services, except for amounts disclosed or referred to in the Financial Statements and amounts incurred in the Ordinary Course which are not required by GAAP to be disclosed in the Financial Statements.
Section 3.27   Product Liability.
(a)   In the past three years there have not been any material Legal Proceedings by or before any Governmental Entity against or involving any Group Company or, to the Knowledge of the Company, concerning any product manufactured, shipped, sold or delivered by or on behalf of any of them relating to or resulting from an alleged defect in design, manufacture, materials or workmanship of any product manufactured, shipped, sold or delivered by or on behalf of any Group Company or any alleged failure to warn, or any alleged breach of implied warranties or representations, and, to the Knowledge of the Company, none has been threatened.
(b)   To the Knowledge of the Company, in the past three years there has not been any material Product Liability Occurrence related to the business of the Group Companies.
(c)   In the past three years there has not been any Recall conducted with respect to any product manufactured (or to be manufactured), shipped, sold or delivered by or on behalf of any Group Company, or, to the Knowledge of Company, any investigation or consideration of or decision made by any Person or Governmental Entity concerning whether to undertake or not undertake any Recall.
(d)   To the Knowledge of the Company, in the past three years there have been no material defects in design, manufacturing, materials or workmanship including any failure to warn, or any breach of express or implied warranties or representations, which involve any product manufactured, shipped, sold or delivered by or on behalf of any Group Company. In the past three years, all manufacturing standards applied, testing procedures used, and product specifications disclosed to customers by any Group Company have complied in all material respects with all requirements established by any applicable Legal Requirement or Order of any Governmental Entity.
Section 3.28   Debt Financing.   Hillman has entered into the Debt Commitment Letter and the Debt Fee Letter pursuant to which the Debt Financing Sources party thereto have committed to provide the Debt

Financing, subject solely to the terms and conditions thereof and expressly stated in the Debt Commitment Letter, and a true, accurate and complete copy of the Debt Commitment Letter has been provided to Parent. Except as set forth in the Debt Commitment Letter, there are no conditions precedent to the availability of the Debt Financing. There are no other agreements, side letters or arrangements relating to the Debt Financing to which Hillman or any of its Affiliates is a party that could impose conditions to the funding of the Debt Financing, other than those set forth in the Debt Commitment Letter.
Section 3.29   Disclaimer of Other Warranties.   THE COMPANY HEREBY ACKNOWLEDGES THAT, EXCEPT AS EXPRESSLY PROVIDED IN ARTICLE IV (AS QUALIFIED BY THE PARENT DISCLOSURE LETTER AND THE DOCUMENTS REFERRED TO THEREIN) AND THE REPRESENTATIONS AND WARRANTIES IN THE TRANSACTION DOCUMENTS, NONE OF PARENT OR MERGER SUB ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, TO THE COMPANY, THE COMPANY STOCKHOLDERS OR ANY OF ITS OR THEIR AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON, WITH RESPECT TO PARENT, MERGER SUB OR ANY OF THEIR RESPECTIVE BUSINESSES, ASSETS OR PROPERTIES OF THE FOREGOING, OR OTHERWISE, INCLUDING ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, FUTURE RESULTS, PROPOSED BUSINESSES OR FUTURE PLANS. WITHOUT LIMITING THE FOREGOING, OTHER THAN AS EXPRESSLY MADE BY PARENT AND MERGER SUB TO THE COMPANY IN ARTICLE IV (AS QUALIFIED BY THE PARENT DISCLOSURE LETTER AND THE DOCUMENTS REFERRED TO THEREIN) AND THE REPRESENTATIONS AND WARRANTIES IN THE TRANSACTION DOCUMENTS, NONE OF PARENT, MERGER SUB NOR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES, HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE TO THE COMPANY, COMPANY STOCKHOLDERS, OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO (a) THE INFORMATION DISTRIBUTED OR MADE AVAILABLE TO THEM BY OR ON BEHALF OF PARENT OR MERGER SUB IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS; (b) ANY MANAGEMENT PRESENTATION, CONFIDENTIAL INFORMATION MEMORANDUM OR SIMILAR DOCUMENT; OR (c) ANY FINANCIAL PROJECTION, FORECAST, ESTIMATE, BUDGET OR SIMILAR ITEM RELATING TO PARENT, MERGER SUB OR ANY OF THEIR BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING. THE COMPANY HEREBY ACKNOWLEDGES THAT IT HAS NOT RELIED ON ANY PROMISE, REPRESENTATION OR WARRANTY THAT IS NOT EXPRESSLY SET FORTH IN ARTICLE IV (AS QUALIFIED BY THE PARENT DISCLOSURE LETTER AND THE DOCUMENTS REFERRED TO THEREIN) OR IN THE REPRESENTATIONS AND WARRANTIES IN THE TRANSACTION DOCUMENTS. THE COMPANY ACKNOWLEDGES THAT IT HAS CONDUCTED, TO ITS SATISFACTION, AN INDEPENDENT INVESTIGATION AND VERIFICATION OF PARENT, MERGER SUB AND THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING AND, IN MAKING ITS DETERMINATION THE COMPANY HAS RELIED ON THE RESULTS OF ITS OWN INDEPENDENT INVESTIGATION AND VERIFICATION, IN ADDITION TO THE REPRESENTATIONS AND WARRANTIES OF THE COMPANY EXPRESSLY AND SPECIFICALLY SET FORTH IN ARTICLE IV OF THIS AGREEMENT. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS ARTICLE III, CLAIMS AGAINST PARENT, MERGER SUB OR ANY OTHER PERSON SHALL NOT BE LIMITED IN ANY RESPECT IN THE EVENT OF INTENTIONAL FRAUD IN THE MAKING OF THE REPRESENTATIONS AND WARRANTIES IN ARTICLE IV BY SUCH PERSON.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
Except (a) as set forth in the letter dated as of the date of this Agreement and delivered by Parent and Merger Sub to the Company on or prior to the date of this Agreement (the “Parent Disclosure Letter”); and (b) as disclosed in the Parent SEC Reports filed with the SEC prior to the date of this Agreement (to the extent the qualifying nature of such disclosure is readily apparent from the content of such Parent SEC Reports) excluding disclosures referred to in “Forward-Looking Statements”, “Risk Factors” and any other disclosures therein to the extent they are of a predictive or cautionary nature or related to forward-looking statements, Parent and Merger Sub represent and warrant to the Company as of the date hereof and as of the Closing Date as follows:
Section 4.1   Organization and Qualification.
(a)   Each of Parent and Merger Sub is a corporation duly incorporated or organized, validly existing and in good standing under the laws of the State of Delaware, and as of immediately prior to the Closing, will be a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.
(b)   Each of Parent and Merger Sub has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted.
(c)   None of Parent or Merger Sub are in violation of any of the provisions of their respective Organizational Documents.
(d)   Each of Parent and Merger Sub is duly qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary.
Section 4.2   Parent Subsidiaries.   Other than Merger Sub, Parent has no direct or indirect Subsidiaries or participations in joint ventures or other entities, and does not own, directly or indirectly, any equity interests or other interests or investments (whether equity or debt) in any Person, whether incorporated or unincorporated. Merger Sub has no assets or properties of any kind, does not now conduct and has never conducted any business, and has and will have at the Closing no obligations or liabilities of any nature whatsoever, except for such obligations as are imposed under this Agreement. Merger Sub is an entity that has been formed solely for the purpose of engaging in the Transactions.
Section 4.3   ‘Capitalization.
(a)   As of the date of this Agreement: (i) 1,000,000 shares of Parent Preferred Stock are authorized and no shares are issued and outstanding; (ii) 380,000,000 shares of Parent Class A Common Stock are authorized and 50,000,000 are issued and outstanding; (iii) 20,000,000 shares of Parent Class B Common Stock are authorized and (A) 12,500,000 are issued and outstanding; (B) in connection with the Closing of the Transactions, Parent has committed to cancel an aggregate of 3,828,000 shares of Parent Class B Common Stock; and (C) upon the Closing of the transactions contemplated by the Subscription Agreements, Parent has committed to issue 37,500,000 shares of Parent Class A Common Stock to the PIPE Investors; (iv) 16,666,667 Parent Public Warrants are outstanding; (v) 8,000,000 Parent Sponsor Warrants are outstanding. All outstanding Parent Class A Common Stock, Parent Class B Common Stock, Parent Public Warrants and Parent Sponsor Warrants have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights.
(b)   The authorized capital stock of Merger Sub consists of 5,000 shares of Merger Sub Common Stock. As of the date hereof, 100 shares of Merger Sub Common Stock are issued and outstanding. All outstanding shares of Merger Sub Common Stock have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights, and are held by Parent free and clear of all Liens (other than any restrictions on sales of securities under applicable securities laws).
(c)   Except for the Parent Public Warrants, Parent Sponsor Warrants and the Subscription Agreements, there are no outstanding options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments or Contracts of any kind to which Parent or Merger Sub is a party or by which any of them is bound obligating Parent or Merger Sub to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of Parent Capital Stock, Merger Sub Common Stock or any other shares of capital stock or other interest or participation in, or any security convertible or exercisable for or exchangeable into shares of Parent Capital Stock, Merger Sub Common Stock or any other shares of capital stock or other interest or participation in Parent or Merger Sub.
(d)   Each share of Parent Common Stock, share of Merger Sub Common Stock and Parent Warrant (i) has been issued in compliance in all material respects with (A) applicable Legal Requirements; and (B) the Organizational Documents of Parent or Merger Sub, as applicable; and (ii) was not issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any applicable Legal Requirements, the Organizational Documents of Parent or Merger Sub, as applicable, or any Contract to which any of Parent or Merger Sub is a party or otherwise bound by.
(e)   Subject to approval of the Parent Stockholder Matters, the shares of Parent Class A Common Stock to be issued by Parent in connection with the Transactions, upon issuance in accordance with the terms of this Agreement will be duly authorized, validly issued, fully paid and nonassessable, and will not be subject to any preemptive rights of any other stockholder of Parent and will be capable of effectively vesting in the Company Stockholders title to all such securities, free and clear of all Liens (other than Liens arising pursuant to applicable securities Legal Requirements).
(f)   Each holder of any of shares of Parent Capital Stock initially issued to the Sponsor in connection with Parent’s initial public offering (i) is obligated to vote all of such shares of Parent Capital Stock in favor of approving the Transactions; and (ii) is not entitled to elect to redeem any of such Parent pursuant to the Parent’s Organizational Documents.
(g)   Except as set forth in the Parent’s Organizational Documents and in connection with the Transactions, there are no registration rights, and there is no voting trust, proxy, rights plan, anti-takeover plan or other agreements or understandings to which Parent is a party or by which Parent is bound with respect to any ownership interests of Parent.
Section 4.4   Authority Relative to this Agreement.   Each of Parent and Merger Sub has the requisite corporate power and authority to (a) execute, deliver and perform this Agreement and the other Transaction Documents to which it is a party, and each ancillary document that it has executed or delivered or is to execute or deliver pursuant to this Agreement; and (b) carry out its obligations hereunder and thereunder and, to consummate the Transactions (including the Merger). The execution and delivery by Parent and Merger Sub of this Agreement and the other Transaction Documents to which each of them is a party, and the consummation by Parent and Merger Sub of the Transactions (including the Merger) have been duly and validly authorized by all necessary corporate or limited liability company action on the part of each of Parent and Merger Sub, and no other proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or the other Transaction Documents to which each of them is a party or to consummate the transactions contemplated thereby, other than approval of the Parent Stockholder Matters. This Agreement and the other Transaction Documents to which each of them is a party have been duly and validly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery thereof by the other Parties, constitute the legal and binding obligations of Parent and Merger Sub (as applicable), enforceable against Parent and Merger Sub (as applicable) in accordance with their terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies.
Section 4.5   No Conflict; Required Filings and Consents.
(a)   Neither the execution, delivery nor performance by Parent and Merger Sub of this Agreement or the other Transaction Documents to which each of them is a party, nor (assuming approval of the Parent Stockholder Matters is obtained) the consummation of the Transactions shall (i) conflict with or violate their respective Organizational Documents; (ii) assuming that the consents, approvals, orders, authorizations, registrations, filings or permits referred to in Section 4.5(b) are duly and timely obtained or made, conflict with or violate any applicable Legal Requirements; or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or materially impair their respective rights or alter the rights or obligations of any third party under, or give to others any rights of consent, termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than any Permitted Lien) on any of the properties or assets of Parent or any of its Subsidiaries pursuant to, any Parent Material Contracts, except, with respect to clause (iii), as would not, individually or in the aggregate, have a Parent Material Adverse Effect.
(b)   The execution and delivery by each of Parent and Merger Sub of this Agreement and the other Transaction Documents to which it is a party, does not, and the performance of its obligations hereunder and thereunder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) for the filing of the Certificate of Merger in accordance with the DGCL; (ii) for applicable requirements, if any, of the Securities Act, the Exchange Act, blue sky laws, and the rules and regulations thereunder, and appropriate documents with the relevant authorities of other jurisdictions in which Parent is qualified to do business; (iii) for the filing of any notifications required under the HSR Act and the expiration of the required waiting period thereunder; (iv) for the filing of the Investment Canada Act Notification; and (v) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, or prevent the consummation of the Merger.
Section 4.6   Compliance; Approvals.   Since its incorporation or organization, as applicable, each of Parent and Merger Sub has complied in all material respects with and has not been in violation of any applicable Legal Requirements with respect to the conduct of its business, or the ownership or operation of its business. Since the date of its incorporation or organization, as applicable, to the Knowledge of Parent, no investigation or review by any Governmental Entity with respect to Parent or any of its Subsidiaries has been pending or threatened. No written, or to the Knowledge of Parent, oral notice of non-compliance with any applicable Legal Requirements has been received by any of Parent and Merger Sub. Each of Parent and Merger Sub is in possession of all Approvals necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such Approvals would not, individually or in the aggregate, reasonably be expected to be material to Parent and Merger Sub, taken as a whole.
Section 4.7   Parent SEC Reports and Financial Statements.
(a)   Parent has filed all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed or furnished by Parent with the SEC under the Exchange Act or the Securities Act since Parent’s incorporation to the date of this Agreement, together with any amendments, restatements or supplements thereto (all of the foregoing filed prior to the date of this Agreement, the “Parent SEC Reports”), and will have filed all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement through the Closing Date (the “Additional Parent SEC Reports”). All Parent SEC Reports, Additional Parent SEC Reports, any correspondence from or to the SEC or Nasdaq (other than such correspondence in connection with the initial public offering of Parent) and all certifications and statements required by (i) Rule 13a-14 or 15d-14 under the Exchange Act; or (ii) 18 U.S.C. § 1350 (Section 906) of the Sarbanes-Oxley Act with respect to any of the foregoing (collectively, the “Parent Certifications”) are available on the SEC’s Electronic Data-Gathering, Analysis and Retrieval system (EDGAR) in full without redaction. Parent has heretofore furnished to the Company true and correct copies of all amendments and modifications that have not been filed by Parent with the SEC to all agreements, documents and other instruments that previously had been filed by Parent with the SEC and are currently in effect. The Parent SEC Reports were, and the Additional Parent SEC Reports will be, prepared in accordance with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations thereunder. The Parent SEC Reports did not, and the Additional Parent SEC Reports will not, at the time they were or are filed, as the case may be, with the SEC contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Parent Certifications are each true and correct. Parent maintains disclosure controls and procedures required by Rule 13a-15(e) or 15d-15(e) under the Exchange Act. Each director and executive officer of Parent has filed with the SEC on a timely basis all statements required with respect to Parent by Section 16(a) of the Exchange Act and the rules and regulations thereunder. As used in this Section 4.7, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC or Nasdaq.
(b)   The consolidated financial statements and notes contained or incorporated by reference in the Parent SEC Reports fairly present, and the financial statements and notes to be contained in or to be incorporated by reference in the Additional Parent SEC Reports will fairly present, the financial condition and the results of operations, changes in stockholders’ equity and cash flows of Parent as at the respective dates of, and for the periods referred to, in such financial statements, all in accordance with GAAP, and Regulation S-X or Regulation S-K, as applicable, subject, in the case of interim financial statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be material) and the omission of notes to the extent permitted by Regulation S-X or Regulation S-K, as applicable. Parent has no off-balance sheet arrangements that are not disclosed in the Parent SEC Reports. No financial statements other than those of Parent are required by GAAP to be included in the consolidated financial statements of Parent.
Section 4.8   Absence of Certain Changes or Events.   Except as set forth in Parent SEC Reports filed prior to the date of this Agreement, and except as contemplated by this Agreement, since the date of Parent’s initial public offering, each of Parent and Merger Sub has conducted its business in the ordinary course of business consistent with past practice and there has not been any Parent Material Adverse Effect and no change, event, state of facts, development or occurrence exists or has occurred which would reasonably be expected, individually or in the aggregate, to result in a Parent Material Adverse Effect.
Section 4.9   Litigation.   There are no Legal Proceedings pending or, to the Knowledge of Parent, threatened in writing against or otherwise relating to Parent or Merger Sub, before any Governmental Entity (a) challenging or seeking to enjoining, alter or materially delay the Transactions; or (b) that would, individually or in the aggregate, reasonably be expected to be material to Parent.
Section 4.10   Business Activities.   Since their respective incorporation, none of Parent or Merger Sub has conducted any business activities other than activities (a) in connection with its organization; or (b) directed toward the accomplishment of a business combination. Except as set forth in the Parent’s Organizational Documents, there is no Contract or Order binding upon Parent or Merger Sub or to which any of them is a party which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of it, any acquisition of property by it or the conduct of business by it as currently conducted or as currently contemplated to be conducted (including, in each case, following the Closing).
Section 4.11   Parent Material Contracts.   Section 4.11 of the Parent Disclosure Letter sets forth a true, correct and complete list of each “material contract” (as such term is defined in Regulation S-K of the SEC) to which Parent or Merger Sub is party (the “Parent Material Contracts”), other than any such Parent Material Contract that is listed as an exhibit to Parent’s Registration Statement on Form S-1 filed in connection with Parent’s initial public offering.
Section 4.12   Parent Listing.   The issued and outstanding Parent Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “LCYAU”. The issued and outstanding shares of Parent Class A Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “LCY”. The issued and outstanding Parent Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “LCYAW”. Parent is a member in good standing with Nasdaq. There is no action or proceeding pending or, to the Knowledge of Parent, threatened in writing against Parent by Nasdaq or the SEC with respect to any intention by such entity to deregister the Parent Units, the shares of Parent Class A Common Stock or Parent Warrants or terminate the listing of Parent on Nasdaq. None of Parent or any of its Affiliates has taken any action in an attempt to terminate the registration of the Parent Units, the Parent Class A Common Stock or Parent Warrants under the Exchange Act.
Section 4.13   PIPE Investment.   Parent has entered into the Subscription Agreements with the PIPE Investors pursuant to which the PIPE Investors have, collectively, committed to make the PIPE Investment, subject solely to the terms and conditions thereof and expressly stated therein, and a true, accurate and complete copy of each Subscription Agreement has been provided to the Company. Except as set forth in the Subscription Agreements, there are no conditions precedent to the obligations of the PIPE Investors to provide the PIPE Investment or any contingencies that would permit the PIPE Investors to reduce the total amount of the PIPE Investment. There are no other agreements, side letters or arrangements relating to the PIPE Investment to which Parent or any of its Affiliates is a party that could impose conditions to the funding of the PIPE Investment, other than those set forth in the Subscription Agreements.
Section 4.14   Trust Account.
(a)   As of January 22, 2021, Parent had approximately $500,086,473.96 in a trust account (the “Trust Account”), maintained and invested pursuant to that certain Investment Management Trust Agreement (the “Trust Agreement”) effective as of October 8, 2020, by and between Parent and Continental Stock Transfer & Trust Company, a New York corporation (the “Trustee”) for the benefit of its public stockholders, with such funds invested in United States Government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act. Other than pursuant to the Trust Agreement and the Subscription Agreements, the obligations of Parent under this Agreement are not subject to any conditions regarding Parent’s, its Affiliates’, or any other Person’s ability to obtain financing for the consummation of the Transactions.
(b)   The Trust Agreement has not been amended or modified and, to the Knowledge of Parent with respect to the Trustee, is valid and in full force and effect and is enforceable in accordance with its terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies. Parent has complied in all material respects with the terms of the Trust Agreement and is not in breach thereof or default thereunder and there does not exist under the Trust Agreement any event which, with the giving of notice or the lapse of time, would constitute such a breach or default by Parent or, to the Knowledge of Parent, the Trustee. There are no separate Contracts, side letters or other understandings (whether written or unwritten, express or implied) (i) between Parent and the Trustee that would cause the description of the Trust Agreement in the Parent SEC Reports to be inaccurate in any material respect; or (ii) to the Knowledge of Parent, that would entitle any Person (other than stockholders of Parent holding Parent Class A Common Stock sold in Parent’s initial public offering who shall have elected to redeem their shares of Parent Class A Common Stock pursuant to Parent’s Organizational Documents) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except (A) to pay income and franchise Taxes from any interest income earned in the Trust Account; and (B) to redeem Parent Class A Common Stock in accordance with the provisions of Parent’s Organizational Documents. There are no Legal Proceedings pending or, to the Knowledge of Parent, threatened in writing with respect to the Trust Account.
Section 4.15   Taxes.
(a)   Each of Parent and Merger Sub has timely filed, or caused to be timely filed, with the appropriate taxing authorities all income and other material Tax Returns that are required to be filed by, or with respect to, Parent or Merger Sub. Such Tax Returns are true, correct and complete in all material respects, and accurately reflect all material Liabilities for Taxes of Parent and Merger Sub, as applicable, for the periods covered thereby.
(b)   All income and other material Taxes and Tax Liabilities due and payable by or with respect to the income, assets or operations of Parent and Merger Sub have been timely paid in full. All income and other material Taxes incurred but not yet due and payable (i) for periods covered by their financial statements have been accrued and adequately disclosed on such financial statements in accordance with GAAP, and (ii) for periods not covered by such financial statements have been accrued on the books and records of Parent and Merger Sub.
(c)   Neither Parent nor Merger Sub has been within the past five years or is currently the subject of any audit or other examination of Taxes by the taxing authorities of any nation, state or locality (and no such audit is pending or contemplated) that in either case has not been resolved nor has Parent or Merger Sub received any written notices from any taxing authority relating to any issue which could reasonably be expected to materially affect the Tax Liability of Parent or Merger Sub.

(d)   All material amounts of Taxes that Parent or Merger Sub is, or was, required by applicable Legal Requirements to withhold or collect in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, member or other third party have been duly withheld or collected, and have been timely paid over to the proper authorities to the extent due and payable. Parent and Merger Sub have complied in all material respects with all applicable Legal Requirements with respect thereto.
(e)   No unresolved written claim has been made by any taxing authority in a jurisdiction where Parent or Merger Sub does not file Tax Returns that Parent or Merger Sub is or may be subject to taxation by that jurisdiction.
(f)   Parent is not and was not a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code at any time during the five-year period ending on the Closing Date.
(g)   Neither Parent nor Merger Sub has entered into an agreement or waiver (that has not expired) or has been requested to enter into an agreement or waiver extending any statute of limitations relating to the payment or collection of material Taxes of Parent or Merger Sub.
(h)   Neither Parent nor Merger Sub has been included in any “consolidated,” “unitary” or “combined” Tax Return provided for under the laws of the United States, any non-U.S. jurisdiction or any state, province, prefect or locality for any taxable period for which the statute of limitations has not expired (other than a group the common parent of which is or was Parent or Merger Sub). Neither Parent nor Merger Sub has any Liability for the Taxes of another Person (other than Parent or Merger Sub) pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Tax law) or as a transferee or a successor or as a result of a contractual obligation to indemnify any Person.
(i)   There are no Tax sharing, allocation, indemnification or similar agreements in effect as between Parent, Merger Sub or any predecessor or Affiliate thereof and any other Person under which Parent, the Company or any Company Subsidiary could be liable for any material Taxes or other claims of any Person (other than (i) any customary commercial agreement entered into in the ordinary course and not primarily concerning Taxes or (ii) any agreement solely among Parent and Merger Sub).
(j)   During the two-year period ending on the date of this Agreement, neither Parent nor Merger Sub was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.
(k)   Neither Parent nor Merger Sub will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any of the following that occurred or existed on or prior to the Closing Date (in each case where there is a reference to the Code or Treasury Regulations, including any corresponding or similar provision of state, local or non-U.S. income Tax law) (i) a ruling by, or written agreement with, a taxing authority, including any closing agreement pursuant to Section 7121 of the Code, (ii) a prepaid amount or deferred revenue received outside the ordinary course, (iii) an intercompany item under Treasury Regulation Section 1.1502-13 or an excess loss account under Treasury Regulation Section 1.1502-19, (iv) a change in accounting method pursuant to Section 481 of the Code, (v) an installment sale or open transaction, or (vi) any income earned or accumulated earnings and profits that would result in an inclusion under Section 951(a), Section 951A or Section 965 of the Code.
(l)   Neither Parent nor Merger Sub has engaged in a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b).
(m)   There are no Liens for Taxes (other than Permitted Liens) upon any of the assets of Parent or Merger Sub.
(n)   Neither Parent nor Merger Sub has taken or agreed to take any action not contemplated by this Agreement that could reasonably be expected to prevent the Merger from qualifying for the Intended

Tax Treatment. To the knowledge of Parent, no facts or circumstances exist (other than any facts or circumstances to the extent that such facts or circumstances exist or arise as a result of or relate to any act or omission occurring after the signing date by Parent or Merger Sub or any of their respective Affiliates), in each case not contemplated by this Agreement, that could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.
(o)   Parent and Merger Sub are each organized as corporations under the laws of Delaware and treated as corporations for U.S. federal income tax purposes.
(p)   Notwithstanding anything herein to the contrary, no representations are made concerning the amount or availability of or any limitation on Parent’s or Merger Sub’s ability to utilize or otherwise benefit from net operating losses, capital losses, deductions, Tax credits and other similar items of Parent or Merger Sub, in each case, with respect to a taxable period or portion thereof ending after the Closing Date.
Section 4.16   Information Supplied.   None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in the Registration Statement/Proxy Statement will as of the time the Registration Statement becomes effective under the Securities Act and at the date the Proxy Statement is mailed to stockholders of Parent or at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Parent makes no representation, warranty or covenant with respect to (a) statements made or incorporated by reference therein based on information supplied by the Company or any other Group Company for inclusion or incorporation by reference in the Proxy Statement; or (b) any projections or forecasts included in the Registration Statement/Proxy Statement.
Section 4.17   Board Approval; Stockholder Vote.   The Parent Board and the board of directors of Merger Sub (including any required committee or subgroup of the Parent Board or the board of directors of Merger Sub, as applicable), as of the date of this Agreement, unanimously (a) approved and declared the advisability of this Agreement, the other Transaction Documents and the consummation of the Transactions; and (b) determined that the consummation of the Transactions is in the best interest of, as applicable, the stockholders of Parent or Merger Sub (as applicable). Other than the approval of the Parent Stockholder Matters at the Special Meeting, no other corporate proceedings on the part of Parent are necessary to approve the consummation of the Transactions.
Section 4.18   Employees; Benefit Plans.   Other than any former officers or as described in the Parent SEC Reports, Parent has never had any employees. Other than reimbursement of any out-of-pocket expenses incurred by Parent’s officers and directors in connection with activities on Parent’s behalf in an aggregate amount not in excess of the amount of cash held by Parent outside of the Trust Account, Parent has no unsatisfied material liability with respect to any employee. Parent does not currently maintain or have any direct liability under any benefit plan, and neither the execution and delivery of this Agreement or the other Transaction Documents nor the consummation of the Transactions will: (a) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director, officer or employee of Parent, except for the payment of $100,000 to each of the independent directors of the Parent at the Closing; or (b) result in the acceleration of the time of payment or vesting of any such benefits.
Section 4.19   Title to Assets.   Subject to the restrictions on use of the Trust Account set forth in the Trust Agreement, Parent owns good and marketable title to, or holds a valid leasehold interest in, or a valid license to use, all of the assets used by Parent in the operation of its business and which are material to Parent, free and clear of any Liens (other than Permitted Liens).
Section 4.20   Affiliate Transactions.   Except as described in the Parent SEC Reports, no Contract between Parent, on the one hand, and any of the present or former directors, officers, employees, stockholders or warrant holders or Affiliates of Parent (or an immediate family member of any of the foregoing), on the other hand, will continue in effect following the Closing, other than any such Contract that is not material to Parent.

Section 4.21   Brokers.   Other than fees or commissions for which Parent will be solely responsible, none of Parent, Merger Sub, nor any of their respective Affiliates, including any Sponsor, has any liability or obligation to pay, or is entitled to receive, any fees or commissions to any broker, finder or agent with respect to the Transactions.
Section 4.22   Disclaimer of Other Warranties.   PARENT, AND MERGER SUB HEREBY ACKNOWLEDGE THAT, EXCEPT AS EXPRESSLY PROVIDED IN ARTICLE III (AS QUALIFIED BY THE COMPANY DISCLOSURE LETTER AND THE DOCUMENTS REFERRED TO THEREIN) AND THE REPRESENTATIONS AND WARRANTIES IN THE TRANSACTION DOCUMENTS, NONE OF THE COMPANY, ANY OF ITS SUBSIDIARIES OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, TO PARENT, MERGER SUB, ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON, WITH RESPECT TO THE COMPANY STOCKHOLDERS (OR ANY HOLDER OF DERIVATIVE SECURITIES OF THE COMPANY), ANY OF THE GROUP COMPANIES OR ANY OF THE DIRECTORS, OFFICERS, EMPLOYEES, BUSINESSES, ASSETS OR PROPERTIES OF THE FOREGOING, OR OTHERWISE, INCLUDING ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, FUTURE RESULTS, PROPOSED BUSINESSES OR FUTURE PLANS. WITHOUT LIMITING THE FOREGOING OTHER THAN AS EXPRESSLY MADE BY THE COMPANY TO PARENT AND MERGER SUB IN ARTICLE III (AS QUALIFIED BY THE COMPANY DISCLOSURE LETTER AND THE DOCUMENTS REFERRED TO THEREIN) AND THE REPRESENTATIONS AND WARRANTIES IN THE TRANSACTION DOCUMENTS, NONE OF THE COMPANY NOR ANY OF ITS SUBSIDIARIES, NOR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES, HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE TO PARENT, MERGER SUB, OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO (a) THE INFORMATION DISTRIBUTED OR MADE AVAILABLE TO PARENT OR ITS REPRESENTATIVES BY OR ON BEHALF OF THE COMPANY IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS; (b) ANY MANAGEMENT PRESENTATION, CONFIDENTIAL INFORMATION MEMORANDUM OR SIMILAR DOCUMENT; OR (c) ANY FINANCIAL PROJECTION, FORECAST, ESTIMATE, BUDGET OR SIMILAR ITEM RELATING TO THE COMPANY OR ANY OF ITS SUBSIDIARIES OR ANY OF ITS OR THEIR BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS OR PROJECTED OPERATIONS. EACH OF PARENT AND MERGER SUB HEREBY ACKNOWLEDGES THAT IT HAS NOT RELIED ON ANY PROMISE, REPRESENTATION OR WARRANTY THAT IS NOT EXPRESSLY SET FORTH IN ARTICLE III (AS QUALIFIED BY THE COMPANY DISCLOSURE LETTER AND THE DOCUMENTS REFERRED TO THEREIN) AND THE REPRESENTATIONS AND WARRANTIES IN THE TRANSACTION DOCUMENTS. EACH OF PARENT, AND MERGER SUB ACKNOWLEDGES THAT IT HAS CONDUCTED, TO ITS SATISFACTION, AN INDEPENDENT INVESTIGATION AND VERIFICATION OF THE COMPANY, ITS SUBSIDIARIES AND THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING AND, IN MAKING ITS DETERMINATION TO PROCEED WITH THE TRANSACTIONS, EACH OF PARENT AND MERGER SUB HAS RELIED ON THE RESULTS OF ITS OWN INDEPENDENT INVESTIGATION AND VERIFICATION, IN ADDITION TO THE REPRESENTATIONS AND WARRANTIES OF THE COMPANY EXPRESSLY AND SPECIFICALLY SET FORTH IN ARTICLE III (AS QUALIFIED BY THE COMPANY DISCLOSURE LETTER AND THE DOCUMENTS REFERRED TO THEREIN) AND THE REPRESENTATIONS AND WARRANTIES IN THE TRANSACTION DOCUMENTS. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS SECTION 4.22, CLAIMS AGAINST THE COMPANY OR ANY OTHER PERSON SHALL NOT BE LIMITED IN ANY RESPECT IN THE EVENT OF INTENTIONAL FRAUD IN THE MAKING OF THE REPRESENTATIONS AND WARRANTIES IN ARTICLE III BY SUCH PERSON.

ARTICLE V
CONDUCT PRIOR TO THE CLOSING DATE
Section 5.1   Conduct of Business by the Company and the Company Subsidiaries.   (a) During the period commencing on the date hereof and ending on the earlier of the Closing and the valid termination of this Agreement pursuant to its terms, the Company shall, and shall cause each Group Company to, use its commercially reasonable efforts to preserve intact its respective business organizations, keep available the services of its officers and employees and maintain satisfactory relationships with licensors, suppliers, distributors, clients and others having business relationships with them, and conduct its respective operations (including its respective working capital and cash management practices) only in the Ordinary Course and except (1) as may be required by applicable Legal Requirements, (2) as may be required by another provision of this Agreement, (3) as the Company determines, in its reasonable judgment, may be necessary or desirable in light of COVID-19 (including to comply with or as a response to any Pandemic Measures), provided that any action taken in accordance with this clause (3) is taken in good faith and taken to preserve the continuity of the business of the Group Companies or the health and safety of their respective employees, and the Company shall, to the extent reasonably practicable, inform Parent of any such actions prior to the taking thereof and shall consider in good faith any suggestions or modifications from Parent with respect thereto, (4) as set forth on Section 5.1 of the Company Disclosure Letter, or (5) to the extent that Parent shall otherwise provide its prior consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed).
(a)   Without limiting the generality of the foregoing, except as required by this Agreement, without the prior written consent of Parent, during the period commencing on the date hereof and ending on the earlier of the Closing and the valid termination of this Agreement pursuant to its terms, except (1) as may be required by applicable Legal Requirements, (2) as may be required by another provision of this Agreement, (3) as the Company determines, in its reasonable judgment, may be necessary or desirable in light of COVID-19 (including to comply with or as a response to any Pandemic Measures), provided that any action taken in accordance with this clause (3) is taken in good faith and taken to preserve the continuity of the business of the Group Companies or the health and safety of their respective employees, and the Company shall, to the extent reasonably practicable, inform Parent of any such actions prior to the taking thereof and shall consider in good faith any suggestions or modifications from Parent with respect thereto, (4) as set forth on Section 5.1 of the Company Disclosure Letter, or (5) to the extent that Parent shall otherwise provide its prior consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not, and shall cause the Company Subsidiaries not to, do any of the following:
(i)   except as otherwise required by any existing Company Benefit Plan or applicable Legal Requirements (A) increase or grant any increase in the compensation, bonus, fringe or other benefits of, or pay, grant or promise any bonus to, any current or former employee, director or individual independent contractor except such increases in the rate of base salary, target bonus or wage to any such Persons who are not directors or officers of the Company or any Company Subsidiaries that does not exceed 10% individually or 15% in the aggregate of such Person’s current base salary or wage, as applicable; (B) grant or pay any severance or change in control pay or benefits to, or otherwise increase the severance or change in control pay or benefits of, any current or former employee, director or independent contractor; (C) enter into, amend (other than immaterial amendments) or terminate any Company Benefit Plan or any employee benefit plan, policy, program, agreement, trust or arrangement that would have constituted an Company Benefit Plan if it had been in effect on the date of this Agreement (other than annual renewal of welfare plans in the Ordinary Course that does not result in a material increase in cost to the Group Companies); (D) take any action to amend or waive any performance or vesting criteria or accelerate the vesting or payment of, or otherwise fund or secure the payment of, any compensation or benefits under any Company Benefit Plan; (E) enter into, amend or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization; (F) hire or engage any new employee or individual independent contractor if such new employee or individual independent contractor will receive annual base compensation in excess of $250,000, other than in the Ordinary Course; or (G) terminate the employment or engagement, other than for cause, or any employee or individual independent contractor with an annual compensation in excess of $250,000;

(ii)   (A) declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock; (B) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any membership interests, capital stock or any other equity interests, as applicable, in any Group Company; (C) grant, issue sell or otherwise dispose, or authorize to issue sell, or otherwise dispose any membership interests, capital stock or any Company Award or other equity interests (such as stock options, stock units, restricted stock or other Contracts for the purchase or acquisition of such capital stock), as applicable, in any Group Company except as otherwise required by any existing Company Benefit Plan or applicable Legal Requirements; (D) declare, set aside or pay any dividend or make any other distribution; or (E) issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares of capital stock or other equity securities or ownership interests or any securities convertible into or exchangeable for shares of capital stock or other equity securities or ownership interests, or subscriptions, rights, warrants or options to acquire any shares of capital stock or other equity securities or ownership interests or any securities convertible into or exchangeable for shares of capital stock or other equity securities or other ownership interests, or enter into other agreements or commitments of any character obligating it to issue any such shares, equity securities or other ownership interests or convertible or exchangeable securities;
(iii)   amend the Organizational Documents of any Group Company, or form or establish any Subsidiary;
(iv)   (A) merge, consolidate or combine with any Person; or (B) acquire or agree to acquire by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, in a single transaction or a series of related transactions, or enter into any Contract, letter of intent or similar arrangement (whether or not enforceable) with respect to the foregoing;
(v)   (A) transfer, sell, assign, divest, license, sublicense, covenant not to assert, encumber, impair, abandon, fail to maintain, permit to lapse or expire, dedicate to the public, transfer, or otherwise dispose of, any real, tangible, or intangible rights, assets, or properties of any of the Group Companies (other than (x) non-exclusive licenses of Owned Intellectual Property granted by a Group Company to its customers or distributors in the Ordinary Course; (y) any sale, lease or disposition of real or tangible assets in the Ordinary Course; or (z) immaterial assets); (B) extend, amend, waive, cancel or modify any material rights in or to any Owned Intellectual Property or Licensed Intellectual Property, in each case, that is material to any business of the Group Companies; (C) subject any Owned Intellectual Property to Copyleft Terms; or (D) divulge, disclose, furnish to or make accessible any material Trade Secrets of any Group Company (other than pursuant to a written agreement sufficiently restricting the disclosure and use of such Trade Secret);
(vi)   (A) issue or sell any debt securities or rights to acquire any debt securities of any of the Group Companies or guarantee any debt securities of another Person; (B) make, incur, create or assume any loans, advances or capital contributions to, or investments in, or guarantee any Indebtedness of, any Person other than any of the Group Companies except for loans, advances or capital contributions pursuant to and in accordance with the terms of agreements or legal obligations existing as of the date of this Agreement, in each case set forth on Section 5.1(b)(vi) of the Company Disclosure Letter, and except for the Indebtedness pursuant to the Existing Debt Documents and the Debt Financing (C) except in the Ordinary Course, create any material Liens on any material property or assets of any of the Group Companies in connection with any Indebtedness thereof (other than Permitted Liens); (D) cancel or forgive any Indebtedness owed to any of the Group Companies; or (E) make, incur or commit to make or incur any capital expenditures, other than in the Ordinary Course, or enter into any Contract, letter of intent or similar arrangement (whether or not enforceable) with respect to the such capital expenditure;

(vii)   release, assign, compromise, settle or agree to settle any Legal Proceeding material to the Group Companies or their respective properties or assets, except for Legal Proceedings commenced in the Ordinary Course, and compromises, settlements and arrangements entered into in the Ordinary Course, involving potential payments by or to the Group Companies that do not exceed $1,000,000;
(viii)   (A) except in the Ordinary Course (x) modify, amend or terminate in a manner that is, or is reasonably expected to be, material to the applicable Group Company, any Company Material Contract; (y) waive, delay the exercise of, release or assign any material rights or claims under any Company Material Contract or (z) incur or enter into a Contract requiring the Company to make any capital expenditures (other than consistent with the Company’s existing capital expenditure budget made available to Parent prior to the date hereof); or (B) modify or amend any material term under the Existing Debt Documents or terminate or allow the termination of the Existing Credit Agreements or any commitments thereunder, except in connection with the Debt Financing;
(ix)   except as required by U.S. GAAP or applicable Legal Requirements, make any change in accounting methods, principles or practices;
(x)   (A) make, change or revoke any material election concerning Taxes, enter into any material Tax closing agreement, settle any material Tax claim or assessment, or consent to any extension or waiver of the limitation period applicable to or relating to any material Tax claim or assessment, other than any extension pursuant to an extension to file any Tax Return; (B) file an amended Tax Return or knowingly surrender a claim for a refund of Taxes; or (C) incur any Liability for material Taxes, in each case of clauses (A) through (C), other than in the Ordinary Course;
(xi)   effect, authorize, recommend, propose, announce an intention to adopt a plan of complete or partial liquidation, restructuring, recapitalization, dissolution or winding-up of the Company or any Company Subsidiary;
(xii)   subject to Section 5.1(b)(ii) above, enter into or amend any agreement with, or pay, distribute or advance any assets or property to, any of its officers, directors, employees, partners, direct and indirect stockholders or other Affiliates, other than arms-length commercial transactions pursuant to the agreements set forth on Section 5.1(b)(xii) of the Company Disclosure Letter as existing on the date of this Agreement;
(xiii)   engage in any material new line of business;
(xiv)   implement any employee layoffs, plant closings, or similar events that individually or in the aggregate would give rise to any obligations or liabilities on the part of the Group Companies under WARN or any similar state or local “mass layoff” or “plant closing” Legal Requirement, other than in the Ordinary Course as a result of the expiration or termination of a Government Contract without renewal, a government shutdown or the reduction in the scope of work of a Government Contract; or
(xv)   agree in writing or otherwise agree, commit or resolve to take any of the actions described in Section 5.1(b)(i) through (xiv) above.
(c)   Nothing contained in this Agreement shall give Parent, directly or indirectly, any right to control or direct the operations of the Group Companies prior to the Closing. Prior to the Closing, each of the Company and Parent shall exercise, consistent with the other terms and conditions of this Agreement, complete control and supervision over their respective businesses.
Section 5.2   Conduct of Business by Parent and Merger Sub.   During the period commencing on the date hereof and ending on the earlier of the Closing and the valid termination of this Agreement pursuant to its terms, Parent shall, and shall cause its Subsidiaries to, use its commercially reasonable efforts to, carry on its business in the ordinary course consistent with past practice, except to the extent that the Stockholder Representative shall otherwise consent in writing or as contemplated by this Agreement (including as contemplated by the PIPE Investment). Without limiting the generality of the foregoing, except as required or permitted by the terms of this Agreement or as required by applicable Legal Requirements, without the prior written consent of the Stockholder Representative (which consent shall not be unreasonably withheld, conditioned or delayed), during the period commencing on the date hereof and ending on the earlier of the Closing and the valid termination of this Agreement pursuant to its terms, Parent shall not, and shall cause its Subsidiaries not to, do any of the following:
(a)   declare, set aside or pay dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock (or warrant) or split, combine or reclassify any capital stock (or warrant), effect a recapitalization or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock or warrant, or effect any like change in capitalization;
(b)   purchase, redeem or otherwise acquire, directly or indirectly, any equity securities of Parent or any of its Subsidiaries;
(c)   other than in connection with the PIPE Investment, grant, issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares of capital stock or other equity securities or any securities convertible into or exchangeable for shares of capital stock or other equity securities, or subscriptions, rights, warrants or options to acquire any shares of capital stock or other equity securities or any securities convertible into or exchangeable for shares of capital stock or other equity securities, or enter into other agreements or commitments of any character obligating it to issue any such shares of capital stock or equity securities or convertible or exchangeable securities;
(d)   amend its Organizational Documents or form or establish any Subsidiary;
(e)   (i) merge, consolidate or combine with any Person; or (ii) acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, or enter into any joint ventures, strategic partnerships or alliances;
(f)   incur any Indebtedness or guarantee any such Indebtedness of another Person or Persons, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Parent, as applicable, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing, in each case, except in the ordinary course of business consistent with past practice;
(g)   except as required by GAAP (or any interpretation thereof) or applicable Legal Requirements, make any change in accounting methods, principles or practices;
(h)   (i) make, change or revoke any material election concerning Taxes, enter into any material Tax closing agreement, settle any material Tax claim or assessment, or consent to any extension or waiver of the limitation period applicable to or relating to any material Tax claim or assessment, other than any extension pursuant to an extension to file any Tax Return; (ii) file an amended Tax Return or knowingly surrender a claim for a refund of Taxes; or (iii) incur any Liability for material Taxes, in each case of clauses (i) through (iii), other than in the ordinary course;
(i)   create any material Liens on any material property or assets of Parent or Merger Sub;
(j)   liquidate, dissolve, reorganize or otherwise wind up the business or operations of Parent or Merger Sub;
(k)   commence, settle or compromise any Legal Proceeding;
(l)   engage in any material new line of business;
(m)   amend the Trust Agreement or any other agreement related to the Trust Account; or
(n)   agree in writing or otherwise agree, commit or resolve to take any of the actions described in Section 5.2(a) through (m) above.

ARTICLE VI
ADDITIONAL AGREEMENTS
Section 6.1   Proxy Statement/Registration Statement; Special Meeting.
(a)   Proxy Statement and Prospectus.
(i)   As promptly as practicable following the execution and delivery of this Agreement, in accordance with this Section 6.1(a), (A) Parent and the Company shall jointly prepare and, and Parent shall file with the SEC, mutually acceptable materials which shall include the proxy statement to be filed with the SEC as part of the Registration Statement and sent to the stockholders of Parent relating to the Special Meeting (as amended or supplemented, the “Proxy Statement”) and (B) Parent shall prepare (with the Company’s reasonable cooperation (including causing its Subsidiaries and Representatives to cooperate)) and file with the SEC the Registration Statement, in which the Proxy Statement will be included as a prospectus (the “Proxy Statement/Registration Statement”), in connection with the registration under the Securities Act of the shares of Parent Common Stock that constitute the Aggregate Stock Consideration (collectively, the “Registration Statement Securities”). Each of Parent and the Company shall use its reasonable best efforts to cause the Proxy Statement/Registration Statement to comply with applicable Legal Requirements, including the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Transactions. Parent also agrees to use its reasonable best efforts to obtain all necessary state securities law or “blue sky” permits and approvals and make all filings required to carry out the Transactions; provided, that Parent shall not be required to qualify to do business in any jurisdiction in which it is not now so qualified. The Company and Parent shall furnish all information concerning the Company, Parent and their respective Subsidiaries and any of their respective members or stockholders as may be reasonably requested in connection with any such action. Each of Parent and the Company agrees to furnish to the other all information concerning itself, its Subsidiaries, officers, directors, managers, stockholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Proxy Statement/Registration Statement, any Current Report on Form 8-K filed or furnished in connection with the Transactions, or any other statement, filing, notice or application made by or on behalf of Parent, the Company or their respective Subsidiaries to any regulatory authority (including Nasdaq) in connection with the Merger and the other transactions contemplated hereby (the “Offer Documents”). Parent will cause the Proxy Statement/Registration Statement to be mailed to the holders of Parent Common Stock as of the record date to be established by the board of directors of Parent, promptly after the Registration Statement is declared effective under the Securities Act.
(ii)   Parent will advise the Company, promptly after Parent receives notice thereof, of the time when the Proxy Statement/Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the Parent Common Stock for offering or sale in any jurisdiction, of the initiation or written threat of any proceeding for any such purpose and of any request by the SEC for the amendment or supplement of the Proxy Statement/Registration Statement or for additional information. The Company and their counsel shall be given a reasonable opportunity to review and comment on the Proxy Statement/Registration Statement and any Offer Document each time before any such document is filed with the SEC, and Parent shall give reasonable and good-faith consideration to any comments made by the Company and its counsel. Parent shall not file any such documents with the SEC without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed). To the extent not prohibited by applicable Legal Requirement, Parent shall provide the Company and their counsel with (A) any comments or other communications, whether written or oral, that Parent or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement/Registration Statement or Offer Documents promptly after receipt of those comments or other communications and (B) a reasonable opportunity to participate in the response of Parent to those comments and to provide comments on that response (to which reasonable and good-faith consideration shall be given), including by participating with the Company or its counsel in any discussions or meetings with the SEC.
(iii)   Each of Parent and the Company shall ensure that none of the information supplied by it or on its behalf for inclusion or incorporation by reference in (A) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at each time at which it is amended and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, not misleading or (B) the Proxy Statement will, at the date it is first mailed to the holders of Parent Common Stock and at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.
(iv)   If at any time prior to the Effective Time any information relating to the Company, Parent or any of their respective Subsidiaries, Affiliates, directors or officers is discovered by the Company or Parent, which is required to be set forth in an amendment or supplement to the Registration Statement/Proxy Statement so that the Registration Statement/Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Legal Requirement, disseminated to the holders of Parent Common Stock.
(v)   The Registration Statement, to the extent permitted by applicable Legal Requirement, including the rules and regulations of the SEC, also will register the resale of the shares of Parent Common Stock that constitute the Aggregate Stock Consideration, other than certain equity securities issuable under the New Parent Incentive Equity Plan that are based on Parent Common Stock and constitute a portion of the Aggregate Stock Consideration, which shall instead be registered pursuant to an effective Registration Statement on Form S-8 (or other applicable form, including Form S-1 or Form S-3) in accordance with this Section 6.1(a).
(b)   Special Meeting.   Parent shall, as promptly as practicable following the date the Registration Statement is declared effective, (i) cause the Proxy Statement to be disseminated to the holders of Parent Common Stock in compliance with applicable Legal Requirements, (ii) duly call and give notice of a meeting of Parent’s stockholders (the “Special Meeting”) for a date that is as soon as practicable following the date on which the Registration Statement is declared effective, for the purposes of obtaining the Parent Stockholder Approval and, if applicable, any approvals related thereto and providing its stockholders with the opportunity to elect to redeem shares of Parent Class A Common Stock (the “Parent Stockholder Redemption”) in accordance with Parent’s Organizational Documents. Parent shall, through the Parent Board, recommend to the holders of Parent Common Stock (the “Parent Recommendation”): (1) the adoption of this Agreement and approval of the Transactions; (2) the issuance of shares of Parent Common Stock in connection with the Merger; (3) the approval of the Parent Third A&R Certificate of Incorporation (as the same may be subsequently amended by mutual written agreement of the Company and Parent at any time prior to the effectiveness of the Registration Statement); (4) the approval of the adoption of the New Parent Incentive Equity Plan; (5) election of directors to the Parent Board; and (6) any other proposals the Parties deem necessary or desirable to consummate the Transactions (clauses (1) through (6), collectively, the “Parent Stockholder Matters”). Without the prior written consent of the Stockholder Representative and the Company (each such consent not to be unreasonably withheld, conditioned or delayed), the Parent Stockholder Matters shall be the only matters (other than procedural matters) which Parent shall propose to be acted on by the holders of Parent Common Stock at the Special Meeting. Parent shall include the Parent Recommendation in the Proxy Statement. The Parent Board shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the Parent Recommendation (a “Change in Recommendation”); provided, that the Parent Board may make a Change in Recommendation if it determines in good faith, after consultation with its outside legal counsel, that a failure to make a Change in Recommendation would constitute a breach of the Parent Board’s fiduciary obligations to Parent’s stockholders under applicable Legal Requirements. Parent agrees that its obligation to establish a record date for, duly call, give notice of, convene and hold the Special Meeting for the purpose of seeking approval of the Parent Stockholder Matters shall not be affected by any Change in Recommendation, and Parent agrees to duly call, give notice of, convene and hold the Special Meeting and submit for the approval of its stockholders the matters contemplated by the Proxy Statement as contemplated by this Section 6.1(b), regardless of whether or not there shall have occurred any Change in Recommendation. Notwithstanding anything to the contrary contained in this Agreement, Parent shall be entitled to postpone or adjourn the Special Meeting (A) to ensure that any supplement or amendment to the Proxy Statement that the Parent Board has determined in good faith is required by applicable Legal Requirements is disclosed to Parent’s stockholders and for such supplement or amendment to be promptly disseminated to Parent’s stockholders prior to the Special Meeting; (B) if, as of the time for which the Special Meeting is originally scheduled (as set forth in the Proxy Statement), there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Special Meeting; or (C) in order to solicit additional proxies from stockholders for purposes of obtaining approval of the Parent Stockholder Matters; provided, that in the event of a postponement or adjournment pursuant to clauses (A) or (B) above, the Special Meeting shall be reconvened as promptly as practicable following such time as the matters described in such clauses have been resolved.
Section 6.2   Regulatory Approvals.   As promptly as practicable after the date of this Agreement, and in any event within ten Business Days after the date hereof, Parent and the Company shall each make all required filings under the HSR Act (collectively, the “Antitrust Filings”). Each Party shall promptly furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under the HSR Act and will use reasonable best efforts to cause the expiration or termination of the applicable waiting periods as soon as practicable. Each Party shall promptly provide the other with copies of all written communications (and memoranda setting forth the substance of all oral communications) between each of them, any of their Affiliates or any of its or their Representatives, on the one hand, and any Governmental Entity, on the other hand, with respect to this Agreement or the Transactions. Without limiting the generality of the foregoing, and subject to applicable Legal Requirements, each Party shall (i) promptly notify the other Parties of any written communication made to or received by it from any Governmental Entity regarding the Transactions; (ii) permit each other to review in advance any proposed written communication to any such Governmental Entity and incorporate reasonable comments thereto; (iii) not agree to participate in any substantive meeting or discussion with any such Governmental Entity in respect of any filing, investigation or inquiry concerning this Agreement or the Transactions unless, to the extent reasonably practicable, it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend; and (iv) furnish each other with copies of all correspondence, filings and written communications between such Party and their Affiliates and their respective representatives, on one hand, and any such Governmental Entity, on the other hand, in each case, with respect to this Agreement and the Transactions. Parent, on the one hand, and the Company, on the other hand, shall each pay 50% of any filing fees required by any Governmental Entities, including with respect to any registrations, declarations and filings required in connection with the execution and delivery of this Agreement, the performance of the obligations hereunder and the consummation of the Transactions, including filing fees in connection with filings under the HSR Act. As promptly as practicable following the Closing, and no later than 30 days after the Closing, Parent shall prepare and file the Investment Canada Act Notification.
Section 6.3   Other Filings; Press Release.
(a)   As promptly as practicable after execution of this Agreement, Parent will prepare and file a Current Report on Form 8-K pursuant to the Exchange Act to report the execution of this Agreement, the form and substance of which shall be approved in advance in writing by the Company.
(b)   Promptly after the execution of this Agreement, Parent and the Company shall also issue a joint press release announcing the execution of this Agreement.

(c)   Parent shall prepare a draft Current Report on Form 8-K announcing the Closing, together with, or incorporating by reference, the Financial Statements prepared by the Company and its accountant, and such other information that may be required to be disclosed with respect to the Transactions in any report or form to be filed with the SEC (“Closing Form 8-K”), the form and substance of which shall be approved in advance in writing by the Stockholder Representative. Prior to Closing, Parent and the Company shall prepare a joint press release announcing the consummation of the Transactions hereunder (“Closing Press Release”). Concurrently with the Closing, Parent shall issue the Closing Press Release. Concurrently with the Closing, or as soon as practicable thereafter, Parent shall file the Closing Form 8-K with the SEC.
Section 6.4   Confidentiality; Communications Plan; Access to Information.
(a)   Parent and the Company acknowledge that they are parties to the Confidentiality Agreement, the terms of which are incorporated herein by reference. Following Closing, the Confidentiality Agreement shall be superseded in its entirety by the provisions of this Agreement; provided, however, that if for any reason this Agreement is terminated prior to the Closing, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms. Beginning on the date hereof and ending 18 months following the date of this Agreement (but perpetually with respect to any trade secrets), each Party (the “Receiving Party”) agrees to maintain in confidence any non-public information received from each other Party (the “Disclosing Party”), and to use such non-public information only for purposes of consummating the Transactions. Such confidentiality obligations will not apply to (i) information which was known to the Receiving Party or its agents or Representatives prior to receipt from the Disclosing Party; (ii) information which is or becomes generally known to the public without breach of this Agreement or an existing obligation of confidentiality; (iii) information acquired by the Receiving Party or its agents or Representatives from a third party who was not bound to a known obligation of confidentiality to the Disclosing Party; (iv) information developed by the Receiving Party independently without any reliance on the non-public information received from the Disclosing Party; (v) disclosure required by applicable Legal Requirement or stock exchange rule; or (vi) disclosure consented to in writing by the Disclosing Party.
(b)   None of Parent, the Company or any of their respective Affiliates or Representatives shall make any public announcement or issue any public communication regarding this Agreement or the transactions contemplated hereby, or any matter related to the foregoing, without first obtaining the prior written consent of the Company or Parent, as applicable (which consent shall not be unreasonably withheld, conditioned or delayed), except (i) if such announcement or other communication is required by applicable Legal Requirements, in which case the Party proposing such announcement shall, to the extent permitted by applicable Legal Requirements, first allow such other Parties to review such announcement or communication and have the opportunity to comment thereon and the disclosing Party shall consider such comments in good faith; (ii) in the case of the Company or the Company Stockholders, Parent and their respective Affiliates, if such announcement or other communication is made in connection with fundraising or other investment related activities and is made to such Person’s direct and indirect investors (other than the Sponsors) or potential investors or financing sources subject to an obligation of confidentiality; (iii) to the extent provided for in the Communications Plan, internal announcements to employees of the Group Companies; (iv) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with Section 6.3 or this Section 6.4(b); (v) announcements and communications to Governmental Entities in connection with registrations, declarations and filings relating to the Transactions required to be made under this Agreement; and (vi) communications to customers and suppliers of the Group Companies for purposes of seeking any consents and approvals required in connection with the Transactions.
(c)   The Company will afford Parent and its financial advisors, accountants, counsel and other Representatives reasonable access during normal business hours, upon reasonable prior notice, to the properties, books, records and personnel of the Group Companies during the period prior to the Closing to obtain all information concerning the business, including the status of business development efforts, properties, results of operations and personnel of the Group Companies, as Parent may reasonably request in connection with the Transactions; provided, however, that (i) any such access shall be conducted in a manner not to unreasonably interfere with the businesses or operations of the Company, and (ii) the Company may, in its reasonable discretion, require Parent and its Representatives to comply with any applicable Legal Requirements or Company policies regarding access to such personnel and Company premises in connection with COVID-19 or any Pandemic Measures, including, if the Company determines in its reasonable judgment to be necessary or desirable, providing such access solely via videoconference or other electronic means. Parent will afford the Company and its financial advisors, underwriters, accountants, counsel and other Representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books, records and personnel of Parent during the period prior to the Closing to obtain all information concerning the business, including properties, results of operations and personnel of Parent, as the Company may reasonably request in connection with the consummation of the Transactions; provided, however, that any such access shall be conducted in a manner not to unreasonably interfere with the businesses or operations of Parent.
Section 6.5   Reasonable Best Efforts.
(a)   Upon the terms and subject to the conditions set forth in this Agreement and subject to applicable Legal Requirements, each of the Parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other Transactions, including using their reasonable best efforts to (i) cause the conditions precedent set forth in Article VII to be satisfied, (ii) obtain all necessary actions, waivers, consents, approvals, orders and authorizations from Governmental Entities and third parties, including any consents, approvals or waivers from third parties referred to on Section 6.5(a) of the Company Disclosure Letter, (iii) make all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any), (iv) defend any Legal Proceeding challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, and (v) execute or deliver any additional instruments reasonably necessary to consummate, and fully carry out the purposes of, the Transactions.
(b)   Notwithstanding anything herein to the contrary, nothing in this Section 6.5 shall be deemed to require any Party or any of their respective Affiliates to agree to any divestiture by itself or any of its Affiliates of shares of capital stock or of any business, assets or property, the imposition of any limitation on the ability of any of them to conduct their business or to own or exercise control of their respective assets, properties and capital stock, or the incurrence of any liability or expense.
(c)   From and after the date of this Agreement until the earlier of the Closing and the valid termination of this Agreement pursuant to its terms, Parent, on the one hand, and the Company, on the other hand, shall each notify the other in writing promptly after learning of any stockholder demands or other stockholder Legal Proceedings (including derivative claims) relating to this Agreement, any Transaction Document or any matters relating thereto other than any appraisal claims contemplated by Section 2.9 (collectively, the “Transaction Litigation”) commenced against, in the case of Parent or Merger Sub, any of Parent or Merger Sub or any of their respective Representatives (in their capacity as a representative of Parent or Merger Sub) or, in the case of the Company, any Group Company or any of their respective Representatives (in their capacity as a representative of a Group Company). Parent and the Company shall each (i) keep the other reasonably informed regarding any Transaction Litigation, (ii) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Transaction Litigation and (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation; provided, however, that in no event shall Parent or Merger Sub, on one hand, or the Company, any other Group Company, on the other hand, or, in any case, any of their respective Representatives settle or compromise any Transaction Litigation without the prior written consent of the Company or Parent, as the case may be.

Section 6.6   [Reserved.]
Section 6.7   No Parent Securities Transactions.   Neither the Company nor any of its controlled Affiliates, directly or indirectly, shall engage in any transactions involving the securities of Parent prior to the time of the making of a public announcement regarding all of the material terms of the business and operations of the Company and the Transactions. The Company shall use its reasonable best efforts to require each of its officers, directors, employees, agents, advisors, contractors, associates, clients, customers and Representatives, to comply with the foregoing requirement.
Section 6.8   No Claim Against Trust Account.   Each of the Company and the Stockholder Representative acknowledge that Parent has established the Trust Account, which holds the proceeds of its initial public offering, for the benefit of its public stockholders. For and in consideration of Parent entering into this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each of the Company and the Stockholder Representative, each for itself and its respective Affiliates it has the authority to bind, hereby agrees it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any assets in the Trust Account (or distributions therefrom to (i) the holders of Parent Class B Common Stock upon the Parent Stockholder Redemption and (ii) the underwriters of Parent’s initial public offering in respect of their deferred underwriting commissions held in the Trust Account, in each case as set forth in the Trust Agreement (collectively, the “Trust Distributions”)), and hereby irrevocably waives any right, title, interest or claim of any kind it has or may have in the future in or to the Trust Account (including the Trust Distributions) and agrees not to seek recourse against the Trust Account or any funds distributed therefrom (including the Trust Distributions) for any reason whatsoever. The Company agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by Parent to induce Parent to enter in this Agreement, and the Company further intends and understands such waiver to be valid, binding and enforceable against the Company and each of their respective Affiliates that it has the authority to bind under applicable Legal Requirements. To the extent the Company or any of its Affiliates that it has the authority to bind commences any Legal Proceeding against Parent or any of its Affiliates based upon, in connection with, relating to or arising out of any matter relating to Parent, its Affiliates or its Representatives, which Legal Proceeding seeks, in whole or in part, monetary relief against Parent, its Affiliates or its Representatives, the Company hereby acknowledges and agrees that each of the Company’s and such Affiliates’ sole remedy shall be against assets of Parent or such Affiliate or Representatives not in the Trust Account and that such claim shall not permit the Company or such Affiliates (or any Person claiming on any of their behalves) to have any claim against the Trust Account (including the Trust Distributions) or any amounts contained in the Trust Account while in the Trust Account.
Section 6.9   Disclosure of Certain Matters.   Each of Parent, Merger Sub, the Company and the Stockholder Representative will promptly provide the other Parties with prompt written notice of any event, development or condition of which they have Knowledge, that (a) is reasonably likely to cause any of the conditions set forth in Article VII not to be satisfied; or (b) would require any amendment or supplement to the Proxy Statement/Registration Statement.
Section 6.10   Securities Listing.   Parent will use its reasonable best efforts to cause the shares of Parent Common Stock issued in connection with the Transactions to be approved for listing on Nasdaq at Closing. During the period from the date hereof until the Closing, Parent shall use its reasonable best efforts to keep the Parent Class A Common Stock and Parent Warrants listed for trading on Nasdaq. After the Closing, Parent shall use commercially reasonable efforts to continue the listing for trading of the Parent Common Stock, Parent Units, and Parent Warrants on Nasdaq.
Section 6.11   No Solicitation.
(a)   During the period from the date of this Agreement and continuing until the earlier of the Closing and the valid termination of this Agreement pursuant to its terms, the Company shall not, and shall cause its Subsidiaries and the Key Company Stockholders not to (and each Key Company Stockholder has acknowledged to the Company that it shall not), and shall direct its Representatives not to, directly or indirectly (i) solicit, initiate, enter into or continue discussions, negotiations or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any Person (other than Parent and its agents, Representatives, advisors) concerning any merger, sale of ownership interests and/or assets of the Company, recapitalization or similar transaction (each, a “Company Business Combination”); (ii) enter into any agreement regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to a Company Business Combination; or (iii) commence, continue or renew any due diligence investigation regarding a Company Business Combination. In addition, the Company shall, and shall cause its Subsidiaries and the Key Company Stockholders to, and shall cause their respective Representatives to, immediately cease any and all existing discussions or negotiations with any Person with respect to any Company Business Combination.
(b)   During the period from the date of this Agreement and continuing until the earlier of the Closing and the valid termination of this Agreement pursuant to its terms, Parent and Merger Sub shall not, and shall direct their respective Representatives not to, directly or indirectly (i) solicit, initiate, enter into or continue discussions or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any Person (other than the Company, the Company Stockholders and their respective Representatives) concerning any merger, purchase of ownership interests or assets of or by Parent, recapitalization or similar business combination transaction (each, a “Parent Business Combination”); (ii) enter into any agreement regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to a Parent Business Combination; or (iii) commence, continue or renew any due diligence investigation regarding a Parent Business Combination. Parent and Merger Sub shall, and shall cause their respective Representatives to, immediately cease any and all existing discussions or negotiations with any Person with respect to any Parent Business Combination.
(c)   Each Party shall promptly (and in no event later than 24 hours after becoming aware of such inquiry, proposal, offer or submission) notify the other Parties (and in the case of Parent’s receipt of a Parent Business Combination proposal, Parent shall also provide notice to the Stockholder Representative) if it or, to its Knowledge, any of its or its Representatives receives any inquiry, proposal, offer or submission with respect to a Company Business Combination or Parent Business Combination, as applicable (including the identity of the Person making such inquiry or submitting such proposal, offer or submission), after the execution and delivery of this Agreement. If either Party or its Representatives receives an inquiry, proposal, offer or submission with respect to a Company Business Combination or Parent Business Combination, as applicable, such Party shall provide the other Parties with a copy of such inquiry, proposal, offer or submission (and in the case of Parent’s receipt, Parent shall also provide copies to the Stockholder Representative).
Section 6.12   Trust Account.   Upon satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at Closing, but subject to the satisfaction or waiver of those conditions) and provision of notice thereof to the Trustee (which notice Parent shall provide to the Trustee in accordance with the terms of the Trust Agreement) (a) in accordance with and pursuant to the Trust Agreement and Parent’s Organizational Documents, at the Closing, Parent (i) shall cause the documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered; and (ii) shall use its reasonable best efforts to cause the Trustee to, and the Trustee shall thereupon be obligated to, distribute the Trust Account, including all amounts payable (A) to holders of Parent Common Stock who participate in the Parent Stockholder Redemption; (B) for income Tax or other Tax obligations of Parent prior to Closing; (C) for any Parent Transaction Costs; (D) as repayment of loans and reimbursement of expenses to directors, officers and stockholders of Parent; and (E) all amounts payable pursuant to Section 1.5; and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.
Section 6.13   Directors’ and Officers’ Liability Insurance.
(a)   Parent agrees that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors or officers, as the case may be, of any Group Company (each, together with such person’s heirs, executors or administrators, a “D&O Indemnified Party”), as provided in their respective Organizational Documents or in any indemnification agreement with any Group Company set forth on Section 6.13(a) of the Company Disclosure Letter shall survive the Closing and shall continue in full force and effect. For a period of six years from the Closing Date, Parent shall cause the Group Companies to maintain in effect the exculpation, indemnification and advancement of expenses provisions of such Group Company’s Organizational Documents as in effect immediately prior to the Closing Date or in any indemnification agreements of each Group Company with any D&O Indemnified Party as in effect immediately prior to the Closing Date, and Parent shall, and shall cause the Group Companies to, not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any D&O Indemnified Party; provided, however, that all rights to indemnification or advancement of expenses in respect of any Legal Proceedings pending or asserted or any claim made within such period shall continue until the disposition of such Legal Proceeding or resolution of such claim. From and after the Closing Date, Parent shall cause the Group Companies to honor, in accordance with their respective terms, each of the covenants contained in this Section 6.13 without limit as to time.
(b)   Prior to the Closing, the Company shall purchase a “tail” or “runoff” directors’ and officers’ liability insurance policies (the “D&O Tail”) in respect of acts or omissions occurring prior to the Effective Time covering each such Person that is a director or officer of a Group Company currently covered by a directors’ and officers’ liability insurance policies of one or more Group Companies on terms with respect to coverage, deductibles and amounts no less favorable than those of such policy in effect on the date of this Agreement for the six-year period following the Closing. Parent shall, and shall cause the Surviving Corporation to, maintain the D&O Tail in full force and effect for its full term and cause all obligations thereunder to be honored by the Group Companies, as applicable, and no other party shall have any further obligation to purchase or pay for such insurance pursuant to this Section 6.13(b).
(c)   The rights of each D&O Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such person may have under the Organizational Documents of any Group Company, any other indemnification arrangement, any applicable Legal Requirement or otherwise. The obligations of Parent and the Group Companies under this Section 6.13 shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnified Party without the consent of such D&O Indemnified Party. The provisions of this Section 6.13 shall survive the Closing and expressly are intended to benefit, and are enforceable by, each of the D&O Indemnified Parties, each of whom is an intended third-party beneficiary of this Section 6.13.
(d)   If Parent or, after the Closing, any Group Company, or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, proper provision shall be made so that the successors and assigns of Parent or such Group Company, as applicable, assume the obligations set forth in this Section 6.13.
Section 6.14   New Parent Incentive Equity Plan.   Prior to the effectiveness of the Proxy Statement/Registration Statement, the Parent Board shall approve and adopt, subject to obtaining the approval of the Parent Stockholder Matters, an equity incentive plan, in substantially the form attached hereto as Exhibit G and with any changes or modifications thereto as the Company and Parent may mutually agree (such agreement not to be unreasonably withheld, conditioned or delayed) (the “New Parent Incentive Equity Plan”), in the manner prescribed under applicable Legal Requirements, effective as of one day prior to the Closing Date.
Section 6.15   280G Approval.   To the extent that any “disqualified individual” (within the meaning of Section 280G(c) of the Code and the regulations thereunder) has the right to receive any payments or benefits that would be deemed to constitute “parachute payments” (within the meaning of Section 280G(b)(2)(A) of the Code and the regulations thereunder), then, the Company will (a) no later than five days prior to the Closing Date, solicit and use its reasonable best efforts to obtain from each such “disqualified individual” a waiver of such disqualified individual’s rights to some or all of such payments or benefits (the “Waived 280G Benefits”) so that any remaining payments and/or benefits shall not be deemed to be “excess parachute payments” (within the meaning of Section 280G of the Code and the regulations thereunder); and (b) no later than two days prior to the Closing Date, with respect to each individual who agrees to the waiver described in clause (a), submit to a vote of holders of the equity interests of the Company entitled to vote on such matters, in the manner required under Section 280G(b)(5) of the Code and the regulations promulgated thereunder, along with adequate disclosure intended to satisfy such requirements (including Q&A 7 of

Section 1.280G-1 of such regulations), the right of any such “disqualified individual” to receive the Waived 280G Benefits. Prior to, and in no event later than three days prior to soliciting such waivers and approval, the Company shall provide drafts of such waivers and approval materials to Parent for its reasonable review and comment, and the Company shall consider in good faith any such comments. No later than three days prior to soliciting the waivers, the Company shall provide Parent with the calculations and related documentation to determine whether and to what extent the vote described in this Section 6.15 is necessary in order to avoid the imposition of Taxes under Section 4999 of the Code. Prior to the Closing Date, the Company shall deliver to Parent evidence that a vote of the stockholders of the Company was solicited in accordance with the foregoing and shall inform Parent whether the requisite number of votes of the stockholders of the Company was obtained with respect to the Waived 280G Benefits or that the vote did not pass and the Waived 280G Benefits will not be paid or retained.
Section 6.16   Tax Matters.
(a)   Each Group Company shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns required to be filed by it that are due on or before the Closing Date (taking into account any extensions), and shall timely pay all Taxes that are due and payable on or before the Closing Date (taking into account any extensions). Any such Tax Return shall be prepared in a manner consistent with past practice (unless otherwise required by law). Unless it would be unreasonable for Parent to withhold, condition or delay the written consent contemplated by clause (ii) of this sentence, the Company shall cause each income and other material Tax Return (i) to be provided to Parent for review and comment as soon as reasonably practicable before the due date of each such Tax Return and (ii) to not be filed without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed).
(b)   All transfer, documentary, sales, use, stamp, registration, excise, recording, value added and other such similar Taxes and fees (including any penalties and interest) (“Transfer Taxes”) that become payable in connection with or by reason of the execution of this Agreement and the Transactions shall be borne and paid by Parent. Parent shall prepare and timely file, or shall cause to be prepared and timely filed, any Tax Return or other document with respect to such Transfer Taxes; provided, however, that the Stockholder Representative will reasonably cooperate with respect thereto. For the avoidance of doubt, Transfer Taxes shall not include any taxes on or determined with respect to net income.
(c)   On the Closing Date, the Company shall provide Parent with a certificate on behalf of the Company, prepared in a manner consistent and in accordance with the requirements of Treasury Regulation Sections 1.897-2(g), (h) and 1.1445-2(c)(3), certifying that no interest in the Company is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property interest” within the meaning of Section 897(c) of the Code, and a form of notice to the Internal Revenue Service prepared in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2) (together, a “FIRPTA Certificate”), except that the sole recourse for Parent if this condition is not met is to withhold on the proceeds payable to the extent required by applicable Legal Requirements.
(a)   The Company shall terminate, or cause there to be terminated, any and all tax sharing, allocation, indemnification or similar agreements, arrangements or undertakings in effect, written or unwritten, on the Closing Date as between the Company and/or the Company Subsidiaries, on the one hand, and any other Person, on the other hand, for all Taxes, regardless of the period in which such Taxes are imposed, and there shall be no continuing obligation to make any payments under any such agreements, arrangements or undertakings.
Section 6.17   Financing.
(a)   Subject to the terms and conditions of this Agreement, prior to Closing, Parent shall use, and shall cause its Affiliates to use, commercially reasonable efforts to obtain the proceeds of the PIPE Investment on the terms and conditions described in the Subscription Agreements, including using reasonable best efforts to (i) satisfy (or, if deemed advisable by Parent, obtain the waiver of) on a timely basis all conditions in the Subscription Agreements that are within its control (including payment of all fees and expenses) and comply with its obligations thereunder, (ii) maintain in effect the Subscription Agreements in accordance with their terms and (iii) diligently enforce all of its rights under the Subscription Agreements (and any definitive agreements related thereto), including to commence or pursue litigation for the purposes of enforcing the obligations of the PIPE Investors to fund the PIPE Investment. Parent shall not and shall cause its Affiliates not to take or refrain from taking, directly or indirectly, any action that could reasonably be expected to result in a default under or failure of any of the conditions contained in, or materially impair, delay or prevent consummation of the PIPE Investment contemplated by the Subscription Agreement. Parent shall give the Company prompt notice of any material breach by any party to the Subscription Agreements of which Parent has become aware or any termination (or alleged or purported termination in writing) of any Subscription Agreements. Parent shall keep the Company informed on a reasonably current basis in reasonable detail of the status of its efforts to obtain the proceeds of the PIPE Investment and shall not permit any amendment or modification to, or any waiver of any provision or remedy under, any Subscription Agreement without the prior written consent of the Company; provided, that any amendment, modification or waiver that is solely ministerial in nature or otherwise immaterial and does not affect any economic or any other material term of a Subscription Agreement shall not require the prior written consent of the Company.
(b)   Subject to the terms and conditions of this Agreement, prior to Closing, the Company shall cause Hillman to use reasonable best efforts to obtain the proceeds of the Debt Financing on the terms and conditions described in the Debt Commitment Letter (subject to any “market flex” provisions contained in the Debt Fee Letter), including using reasonable best efforts to (i) negotiate definitive agreements with respect to the Debt Financing (the “Definitive Debt Agreements”) consistent with the terms and conditions contained in the Debt Commitment Letter, (ii) satisfy on a timely basis all conditions in the Debt Commitment Letter that are within its control and comply with its obligations thereunder, (iii) maintain in effect the Debt Commitment Letter and Debt Fee Letter in accordance with their terms and (iv) diligently enforce all of its rights under the Debt Commitment Letter and Debt Fee Letter, provided, however, that the Company, Hillman and their Affiliates shall not be required to commence or pursue litigation, and neither Parent nor Merger Sub shall have any right to compel the Company, Hillman or their Affiliates to commence or pursue litigation, to enforce the obligations of the Debt Financing Sources to fund the Debt Financing. The Company shall not and shall cause its Affiliates not to take or refrain from taking, directly or indirectly, any action that could reasonably be expected to result in a default under or failure of any of the conditions contained in, or materially impair, delay or prevent consummation of the Debt Financing contemplated by the Debt Commitment Letter or in any Definitive Debt Agreement related to the Debt Financing.
(c)   The Company shall give Parent prompt notice of any material breach by any party to the Debt Commitment Letter of which the Company has become aware or any termination (or alleged or purported termination in writing) of the Debt Commitment Letter. The Company shall keep Parent informed on a reasonably current basis in reasonable detail of the status of its efforts to obtain the proceeds of the Debt Financing and shall not permit any amendment or modification to, or any waiver of any material provision or remedy under, the Debt Commitment Letter entered into at or prior to the date hereof if such amendment, modification, waiver or remedy (i) would materially delay the occurrence of the Closing, (ii) reduces the aggregate amount of the Debt Financing, or (iii) adds or imposes new conditions or amends the existing conditions to the drawdown of the Debt Financing, in each case, in any material respect.
(d)   Prior to the earlier of the Closing and the valid termination of this Agreement pursuant to its terms, Parent and Merger Sub agree, and Parent and Merger Sub shall cause its appropriate officers and employees, to use reasonable best efforts to cooperate in connection with the arrangement of the Debt Financing (including the satisfaction of the conditions precedent set forth in the Debt Commitment Letter that are within its control) as may be reasonably requested by the Company and Hillman, including by (i) participating in (including making appropriate officers available for) a reasonable number of meetings, presentations, due diligence sessions, drafting sessions and sessions with rating agencies at mutually agreeable times and locations and upon reasonable advance notice, (ii) assisting with the preparation of customary marketing materials, rating agency presentations and offering documents (including a public side version), (iii) executing and delivering customary management authorization letters and confirmations to the Debt Financing Sources authorizing the distributions of information to prospective lenders and containing customary representations to the Debt Financing Sources in connection with the marketing of the Debt Financing, (iv) furnishing the Company and Hillman at least three Business Days prior to the Closing Date (to the extent requested at least ten Business Days prior to the Closing Date), with all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the Patriot Act, (v) cooperating reasonably with the Debt Financing Sources’ due diligence, to the extent customary and reasonable and (vi) reasonably cooperating with the marketing and syndication efforts of Hillman and the Debt Financing Sources.
(e)   Prior to the earlier of the Closing and the valid termination of this Agreement pursuant to its terms, the Stockholder Representative and the Company agree, and the Company shall cause each Group Company and its and their appropriate officers and employees, to use reasonable best efforts to cooperate in connection with the arrangement of the PIPE Investment (including the satisfaction of the conditions precedent set forth in the Subscription Agreements) as may be reasonably requested by Parent, including by (i) participating in (including making appropriate officers of the Company and its subsidiaries available for) a reasonable number of meetings, presentations, due diligence sessions, drafting sessions and sessions with rating agencies at mutually agreeable times and locations and upon reasonable advance notice and (ii) assisting with the preparation of customary materials for actual and potential PIPE Investors, rating agency presentations and private placement memoranda required in connection with the PIPE Investment. Notwithstanding the foregoing, (A) such requested cooperation shall not unreasonably interfere with the ongoing operations of any Group Company, (B) no Group Company shall be required to pay any commitment or other similar fee or incur any other Liability or obligation in connection with the PIPE Investment prior to the Closing, (C) no Group Company nor any of their respective officers, directors, or employees shall be required to execute or enter into or perform any agreement with respect to the PIPE Investment that is not contingent upon the Closing or that would be effective prior to the Closing (other than any customary management representation and authorization letter in connection with marketing materials contemplated by the Financing) and (D) Persons who are on the board of directors or the board of managers (or similar governing body) of any Group Company prior to the Closing in their capacity as such shall not be required to pass resolutions or consents to approve or authorize the execution of the PIPE Investment. Nothing contained in this Section 6.17 or otherwise shall require any Group Company, prior to the Closing, to be an issuer or other obligor with respect to the PIPE Investment.
(f)   None of the Stockholder Representative, the Group Companies, their Affiliates or any of their respective Representatives shall be required to take any action that would subject such Person to actual or potential liability, to bear any cost or expense or to pay any commitment or other similar fee or make any other payment or incur any other liability or provide or agree to provide any indemnity in connection with the PIPE Investment or their performance of their respective obligations in connection with the PIPE Investment under this Section 6.17 or any information utilized in connection therewith. Parent shall indemnify and hold harmless the Stockholder Representative, the Group Companies, their Affiliates and their respective Representatives from and against any and all Loss suffered or incurred by them in connection with the arrangement of the PIPE Investment and the performance of their respective obligations in connection with the PIPE Investment under this Section 6.17 and any information utilized in connection therewith, for any of the foregoing except to the extent the same is the result of (i) claims based upon the accuracy of any historical information provided by or on behalf of the Stockholder Representative, any Group Company or their respective Affiliates and Representatives expressly for use in connection with the arrangement of the PIPE Investment or (ii) the gross negligence, willful misconduct or fraud committed by or on behalf of the Stockholder Representative, any Group Company or their respective Affiliates and Representatives.
(g)   The Company shall, and the Company shall cause the Company Subsidiaries to, take all such actions as are appropriate to effect the Refinancing, the Trust Preferred Redemption and the Junior Debenture Redemption (as such terms are defined in the Debt Commitment Letter) on the Closing Date. The Company shall, and the Company shall cause the Company Subsidiaries to, deliver all customary notices and take all other reasonably necessary actions to facilitate the termination on the Closing Date of all commitments in respect of the Existing Credit Agreements, the repayment in full on the Closing

Date of all obligations in respect of such Indebtedness, and the release on the Closing Date of any Liens securing such Indebtedness and guarantees in connection therewith. In furtherance and not in limitation of the foregoing, the Company and its Subsidiaries shall use reasonable best efforts to deliver to Parent prior to the Closing executed payoff letters with respect to Existing Credit Agreements (each, a “Payoff Letter”) in form and substance customary for transactions of this type, from the applicable agents on behalf of the persons to whom such Indebtedness is owed, which Payoff Letters together with any related release documentation shall, among other things, include the payoff amount and provide that Liens (and guarantees), if any, granted in connection with the Existing Credit Agreements relating to the assets, rights and properties of the Company and its Subsidiaries securing or relating to such Indebtedness, shall, upon the payment of the amount set forth in the applicable Payoff Letter at or prior to the Effective Time, be released and terminated. The obligations of the Company pursuant to this Section 6.17(g) shall be subject to Parent or Merger Sub providing or causing to be provided all funds required to effect all such repayments at or prior to the Effective Time; provided that, no such repayment shall be required to be made prior to the Effective Time.
(h)   None of Parent, Merger Sub, their Affiliates or any of their respective Representatives shall be required to take any action that would subject such Person to actual or potential liability, to bear any cost or expense or to pay any commitment or other similar fee or make any other payment or incur any other liability or provide or agree to provide any indemnity in connection with the Debt Financing or their performance of their respective obligations in connection with the Debt Financing under this Section 6.17 or any information utilized in connection therewith. The Company shall indemnify and hold harmless Parent, Merger Sub, their Affiliates and their respective Representatives from and against any and all Loss suffered or incurred by them in connection with the arrangement of the Debt Financing and the performance of their respective obligations in connection with the Debt Financing under this Section 6.17 and any information utilized in connection therewith, for any of the foregoing except to the extent the same is the result of (i) claims based upon the accuracy of any historical information provided by or on behalf of Parent, Merger Sub or their respective Affiliates and Representatives expressly for use in connection with the arrangement of the Debt Financing or (ii) the gross negligence, willful misconduct or fraud committed by or on behalf of Parent, Merger Sub or their respective Affiliates and Representatives.
Section 6.18   Board of Directors.   The Parties shall use commercially reasonable efforts to ensure that effective immediately after the Effective Time, the Parent Board shall initially consist of ten (10) directors, which shall be divided into three (3) classes, designated Class I, Class II and Class III, with Class I and Class II each consisting of three (3) directors and Class III consisting of four (4) directors. The members of the Parent Board and their applicable class, effective immediately after the Effective Time, are set forth on Section 6.18 of the Company Disclosure Letter and shall be reflected in the Proxy Statement filed with the SEC and mailed to the holders of Parent Common Stock.
Section 6.19   Release.
(a)   Effective upon and following the Closing, Parent, on its own behalf and on behalf of its respective Affiliates and Representatives, generally, irrevocably, unconditionally and completely releases and forever discharges each Company Stockholder, its Affiliates, and its and their respective Related Parties, (collectively, the “Company Stockholder Released Parties”) from all disputes, claims, losses, controversies, demands, rights, Liabilities, actions and causes of action of every kind and nature, whether known or unknown, arising from any matter concerning any Group Company occurring prior to the Closing Date (other than as contemplated by this Agreement and the other Transaction Documents), including for controlling equityholder liability or breach of any fiduciary duty relating to any pre-Closing actions or failures to act by the Company Stockholder Released Parties; provided, however, that nothing in this Section 6.19(a) shall release any Company Stockholder Released Parties from (i) their obligations under this Agreement or the other Transaction Documents; or (ii) as applicable, any disputes, claims, losses, controversies, demands, rights, Liabilities, breaches of fiduciary duty, actions and causes of action arising out of such Company Stockholder Released Party’s employment by any Group Company.
(b)   Effective upon and following the Closing, each Company Stockholder, on its own behalf and on behalf of each of its Affiliates and Representatives, generally, irrevocably, unconditionally and completely releases and forever discharges each of Parent and each Group Company, their respective Affiliates, and its and their respective Related Parties (collectively, the “Parent Released Parties”) from all disputes, claims, losses, controversies, demands, rights, Liabilities, actions and causes of action of every kind and nature, whether known or unknown, arising from any matter concerning any Group Company occurring prior to the Closing Date (other than as contemplated by this Agreement, including with respect to Section 6.13, or the other Transaction Documents); provided, however, that nothing in this Section 6.19 shall release the Parent Released Parties from their obligations (i) under this Agreement or the other Transaction Documents or (ii) with respect to any salary, bonuses, vacation pay or employee benefits accrued pursuant to a Company Benefit Plan in effect as of the date of this Agreement or any expense reimbursement pursuant to a policy of the Group Companies in effect as of the date of this Agreement accrued in the Ordinary Course.
ARTICLE VII
CONDITIONS TO THE TRANSACTION
Section 7.1   Conditions to Obligations of Each Party’s Obligations.   The respective obligations of each Party to this Agreement to effect the Merger and the other Transactions shall be subject to the satisfaction or waiver at or prior to the Closing of the following conditions, any of which may be waived only by mutual written agreement of Parent and Company:
(a)   Registration Statement.   The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no Legal Proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.
(b)   Parent Stockholder Approval.   The Parent Stockholder Matters shall have been duly adopted by the stockholders of Parent in accordance with the DGCL, the Parent’s Organizational Documents and the Nasdaq rules and regulations.
(c)   Company Stockholder Approval.   The Company Stockholder Approval shall have been obtained.
(d)   Parent Stockholder Redemption.   The Parent Stockholder Redemption shall have been completed in accordance with the terms hereof and the Parent’s Organizational Documents.
(e)   Minimum Cash. At the Effective Time, the Closing Available Proceeds shall be equal to or exceed $639,000,000.
(f)   Required Funds.   The aggregate amount of Cash and Cash Equivalents held by Parent and the Group Companies, collectively, immediately after the Closing, after giving effect to the transactions contemplated by Section 1.5, will equal or exceed $50,000,000.
(g)   Maximum Indebtedness.   The aggregate amount of (i) the Post-Closing Indebtedness, minus (ii) Cash and Cash Equivalents of Parent and the Group Companies, collectively, immediately following Closing, shall not exceed the sum of (A) $885,000,000, plus (B) an amount equal to any increased borrowings after December 26, 2020 under the Existing ABL Credit Agreement of up to $100,000,000.
(h)   HSR Act.   All applicable waiting periods (and any extensions thereof) under the HSR Act will have expired or otherwise been terminated.
(i)   Redemption of Debentures, Trust Preferred Securities and Notes.   At the Closing, substantially concurrently with the consummation of the Merger and the other Transactions, (i) all outstanding debentures shall be redeemed and thereupon the Debentures Indenture shall be discharged and all outstanding Trust Preferred Securities shall be redeemed, and (ii) all outstanding Notes shall be redeemed pursuant to the Notes Indenture (or an amount deposited with the trustee under the Notes Indenture to satisfy the Notes) and thereupon the Notes Indenture shall be discharged.
(j)   Illegality.   There shall not be in effect any Governmental Order or applicable Legal Requirement enjoining, restricting or making illegal the consummation of the Transactions.

(k)   Listing.   The shares of Parent Common Stock to be issued in connection with the Merger shall be approved for listing on Nasdaq.
(l)   Tangible Assets.   Parent shall have at least $5,000,001 of net tangible assets following the exercise by the holders of Parent Class A Common Stock issued in Parent’s initial public offering of securities and outstanding immediately before the Closing of their right to convert their Parent Class A Common Stock held by them into a pro rata share of the Trust Account in accordance with Parent’s Organizational Documents.
Section 7.2   Additional Conditions to Obligations of the Company.   The obligations of the Company to consummate and effect the Merger and the other Transactions shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:
(a)   Representations and Warranties of Parent.   The Fundamental Representations of Parent shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or Parent Material Adverse Effect or any similar limitation contained therein) on and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); and all other representations and warranties of Parent set forth in Article IV hereof shall be true and correct (without giving effect to any limitation as to “materiality” or Parent Material Adverse Effect or any similar limitation contained therein) on as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties of Parent to be so true and correct, individually or in the aggregate, has not had and is not reasonably expected to have a Parent Material Adverse Effect.
(b)   Performance.   Parent and Merger Sub shall have performed or complied with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to Closing Date, in each case in all material respects.
(c)   Parent Third A&R Certificate of Incorporation.   The Parent Third A&R Certificate of Incorporation shall have been filed with the Secretary of State of the State of Delaware.
(d)   No Parent Material Adverse Effect.   No Parent Material Adverse Effect shall have occurred since the date of this Agreement.
Section 7.3   Additional Conditions to the Obligations of Parent and Merger Sub.   The obligations of Parent and Merger Sub to consummate and effect the Merger and the other Transactions shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by Parent:
(a)   Representations and Warranties of the Company.   The Fundamental Representations of the Company shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or Company Material Adverse Effect or any similar limitation contained therein) on and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); and all other representations and warranties of the Company set forth in Article III hereof shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation contained therein) on as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties of the Company to be so true and correct, individually or in the aggregate, has not had and is not reasonably expected to have a Company Material Adverse Effect.

(b)   Performance.   The Company shall have performed or complied with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date in all material respects.
(c)   No MAE.   No Company Material Adverse Effect shall have occurred since the date of this Agreement.
ARTICLE VIII
TERMINATION
Section 8.1   Termination.   This Agreement may be terminated at any time prior to the Closing:
(a)   by mutual written agreement of Parent and the Stockholder Representative at any time;
(b)   by either Parent or the Stockholder Representative if the Transactions shall not have been consummated by July 24, 2021 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any Party whose action or failure to act has been a principal cause of or resulted in the failure of the Transactions to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;
(c)   by either Parent or the Stockholder Representative if a Governmental Entity shall have issued an Order or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Transactions, including the Merger, which Order or other action is final and nonappealable;
(d)   by the Stockholder Representative, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement on the part of Parent or Merger Sub, or if any representation or warranty of Parent or Merger Sub shall have become untrue, in either case such that the conditions set forth in Article VII would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, that if such breach is curable by Parent or Merger Sub prior to the Closing, then the Stockholder Representative may not terminate this Agreement under this Section 8.1(d) until the earlier of (i) 30 days after delivery of written notice from the Stockholder Representative to Parent of such breach if such breach then remains uncured, and (ii) the Outside Date; provided, further, that the Stockholder Representative may not terminate this Agreement pursuant to this Section 8.1(d) if it shall have materially breached this Agreement and such breach has not been cured;
(e)   by Parent, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement on the part of the Company or the Stockholder Representative or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Article VII would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, that if such breach is curable by the Company or the Stockholder Representative prior to the Closing, then Parent may not terminate this Agreement under this Section 8.1(e) until the earlier of (i) 30 days after delivery of written notice from Parent to the Stockholder Representative of such breach if such breach then remains uncured, and (ii) the Outside Date; provided, further, that Parent may not terminate this Agreement pursuant to this Section 8.1(e) if it shall have materially breached this Agreement and such breach has not been cured;
(f)   by either Parent or the Stockholder Representative, if the Parent Stockholder Redemption results in the condition set forth in Section 7.1(l) (Tangible Assets) becoming incapable of being satisfied at the Closing;
(g)   by either Parent or the Stockholder Representative, if the Parent Stockholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the Special Meeting duly convened therefor or at any adjournment or postponement thereof;
(h)   by Parent, if the Company Stockholder Approval shall not have been obtained within two Business Days after the Registration Statement has been declared effective by the SEC and delivered or otherwise made available to the holders of Parent Common Stock; and

(i)   by Parent, if the Company does not deliver, or cause to be delivered to Parent, a Company Voting and Support Agreement executed by the Key Company Stockholders within one Business Day following the date of this Agreement.
Section 8.2   Notice of Termination; Effect of Termination.
(a)   Any termination of this Agreement under Section 8.1 will be effective immediately upon the delivery of written notice of the terminating Party to the other Parties.
(b)   In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall be of no further force or effect and the Transactions shall be abandoned, except for and subject to the following: (i) Section 6.4 (Confidentiality; Communications Plan; Access to Information), Section 6.8 (No Claim Against Trust Account), this Section 8.2 (Notice of Termination; Effect of Termination), Article X (General Provisions), Schedule A (Defined Terms) and the Confidentiality Agreement shall survive the termination of this Agreement; and (ii) nothing herein shall relieve any Party from liability for any intentional breach of this Agreement or intentional fraud in the making of the representations and warranties in this Agreement.
ARTICLE IX
NO SURVIVAL
Section 9.1   No Survival.   None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing and all rights, claims and causes of action (whether in contract or in tort or otherwise, or whether at law or in equity) with respect thereto shall terminate at the Closing. Notwithstanding the foregoing, neither this Section 9.1 nor anything else in this Agreement to the contrary shall limit (a) the survival of any covenant or agreement of the Parties which by its terms is required to be performed or complied with in whole or in part after the Closing, which covenants and agreements shall survive the Closing in accordance with their respective terms; or (b) any claim against any Person with respect to intentional fraud in the making of the representations and warranties by such Person in Article III or Article IV, as applicable.
ARTICLE X
GENERAL PROVISIONS
Section 10.1   Stockholder Representative.
(a)   The Stockholder Representative shall act as the Representative of the Company Stockholders in respect of all matters arising under this Agreement or the Transaction Documents, and shall be authorized to act, or refrain from acting, with respect to any actions to be taken by or on behalf of any Company Stockholder or the Stockholder Representative, including to enforce any rights granted to any Company Stockholder hereunder, in each case as the Stockholder Representative believes is necessary or appropriate under this Agreement and the Transaction Documents, for and on behalf of the Company Stockholders. The Company Stockholders shall be bound by all such actions taken by the Stockholder Representative and no Company Stockholder shall be permitted to take any such actions. The Stockholder Representative is serving as the Stockholder Representative solely for purposes of administrative convenience, and is not personally liable (except in its capacity as a Company Stockholder hereunder) for any of the obligations of the Company, any of its Subsidiaries or any of Company Stockholders hereunder, and Parent (on behalf of itself and its Affiliates) agrees that it will not look to the Stockholder Representative or the underlying assets of the Stockholder Representative for the satisfaction of any obligations of the Company, any of its Subsidiaries or any of the Company Stockholders. The Stockholder Representative shall not be liable for any error of judgment, or any action taken, suffered or omitted to be taken, in connection with the performance by the Stockholder Representative of the Stockholder Representative’s duties or the exercise by the Stockholder Representative of the Stockholder Representative’s rights and remedies under this Agreement or any Transaction Document, except in the case of its bad faith or willful misconduct. No bond shall be required of the Stockholder Representative. The Stockholder Representative may consult with legal counsel, independent public accountants and other experts selected by it and shall not be liable for any action taken or omitted to be taken in good faith by it in accordance with the advice of such counsel, accountants or experts. The Stockholder Representative shall not have any duty to ascertain or to inquire as to the performance or observance of any of the terms, covenants or conditions of this Agreement or any Transaction Document. Without limiting the generality of the foregoing, the Stockholder Representative shall have the full power and authority to interpret all the terms and provisions of this Agreement and the Transaction Documents, and to consent to any amendment hereof or thereof on behalf of all Company Stockholders and their respective successors. Parent shall be entitled to rely on all statements, representations, decisions of, and actions taken or omitted to be taken by, the Stockholder Representative relating to this Agreement or any Transaction Document.
(b)   The Company Stockholders will indemnify and hold harmless the Stockholder Representative from and against any and all Losses arising out of or in connection with the Stockholder Representative’s execution and performance of this Agreement and the Transaction Document, in each case as such Loss is suffered or incurred; provided, that in the event that any such Loss is finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Stockholder Representative, the Stockholder Representative will reimburse the Company Stockholders the amount of such indemnified Loss to the extent attributable to such gross negligence or willful misconduct. The Stockholder Representative shall be entitled to reimbursement by the Company Stockholders for all reasonable expenses, disbursements and advances (including fees and disbursements of its counsel, experts and other agents and consultants) incurred by the Stockholder Representative in such capacity. In the event that the Stockholder Representative determines, in its sole and absolute discretion, that the funds paid to the Stockholder Representative pursuant to Section 2.12 or otherwise exceed the Stockholder Representative Expenses, the Stockholder Representative shall pay such excess amount pro rata to the Company Stockholders, as an addition to such portions of the Purchase Price received by Company Stockholders; provided, however, that notwithstanding anything to the contrary in this Agreement, in no event shall such excess amount become payable to Parent or the Surviving Corporation. In no event will the Stockholder Representative be required to advance its own funds on behalf of the Company Stockholders or otherwise. The Company Stockholders acknowledge and agree that the foregoing indemnities will survive the resignation or removal of the Stockholder Representative and the termination of this Agreement.
(c)   The Stockholder Representative may resign at any time by giving 30 days’ notice to Parent and the Company Stockholders; provided, however, in the event of the resignation or removal of the Stockholder Representative, a new Stockholder Representative (who shall be reasonably acceptable to Parent) shall be appointed by the vote or written consent of the Company Stockholders who held of a majority of the Company Common Stock immediately prior to the Effective Time.
Section 10.2   Notices.   All notices and other communications hereunder shall be in writing and shall be deemed given (a) on the date established by the sender as having been delivered personally; (b) one Business Day after being sent by a nationally recognized overnight courier guaranteeing overnight delivery; or (c) on the date delivered, if delivered by email, with confirmation of transmission. Such communications, to be valid, must be addressed as follows:
if to Parent or Merger Sub, and to the Company following Closing, to:
Landcadia Holdings III, Inc.
1501 West Loop South.
Houston, TX 77027
Attention:
Steven L. Scheinthal
General Counsel

E-mail:
sscheinthal@ldry.com

with a copy (which shall not constitute notice) to:
White & Case LLP
1221 Avenue of the Americas
New York, NY 10020
Attention:
Joel L. Rubinstein
Michael A. Deyong

Email:
joel.rubinstein@whitecase.com
michael.deyong@whitecase.com

if to the Company prior to the Closing, to:
HMAN Group Holdings Inc.
c/o The Hillman Group, Inc.
10590 Hamilton Avenue
Cincinnati, Ohio 45231
Attention:
Doug Cahill
Doug Roberts

Email:
doug.cahill@hillmangroup.com
doug.roberts@hillmangroup.com

with a copy (which shall not constitute notice) to:
Ropes & Gray LLP
1211 Avenue of the Americas
New York, NY 10036
Attention:
David Blittner
Laura Steinke

Email:
david.blittner@ropesgray.com
laura.steinke@ropesgray.com

and to the Stockholder Representative.
if to the Stockholder Representative, to:
c/o CCMP Capital L.P.
277 Park Avenue, 27th Floor
New York, NY 10172
Attention:
Joe Scharfenberger
Richard Jansen

Email:
joe.scharfenberger@ccmpcapital.com
richard.jansen@ccmpcapital.com

with a copy (which shall not constitute notice) to:
Ropes & Gray LLP
1211 Avenue of the Americas
New York, NY 10036
Attention:
David Blittner
Laura Steinke

Email:
david.blittner@ropesgray.com
laura.steinke@ropesgray.com

or to such other address or to the attention of such Person or Persons as the recipient Party has specified by prior written notice to the sending Party (or in the case of counsel, to such other readily ascertainable business address as such counsel may hereafter maintain). If more than one method for sending notice as set forth above is used, the earliest notice date established as set forth above shall control.

Section 10.3   Interpretation.   The words “hereof,” “herein,” “hereinafter,” “hereunder,” and “hereto” and words of similar import refer to this Agreement as a whole and not to any particular section or subsection of this Agreement and reference to a particular section of this Agreement will include all subsections thereof, unless, in each case, the context otherwise requires. The definitions of the terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context shall require, any pronoun shall include the corresponding masculine, feminine and neuter forms. When a reference is made in this Agreement to an Exhibit or Schedule, such reference shall be to an Exhibit or Schedule to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections, subsections or clauses, such reference shall be to a Section, subsection or clause of this Agreement. Unless otherwise indicated the words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” References to “writing” or comparable expressions include a reference to facsimile transmission or comparable means of communication, including electronic mail, provided the sender complies with the provisions of Section 10.2. The phrase “made available” means that the subject documents or other materials were included in and available at the “Project Helios” online datasite hosted by Datasite at least one Business Day prior to the date of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to “the business of” an entity, such reference shall be deemed to include the business of all direct and indirect subsidiaries of such entity. Reference to the subsidiaries of an entity shall be deemed to include all direct and indirect subsidiaries of such entity. The word “or” shall be disjunctive but not exclusive. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, if applicable, and such phrase does not mean simply “if”. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day. References to a particular statute or regulation including all rules and regulations thereunder and any predecessor or successor statute, rule, or regulation, in each case as amended or otherwise modified from time to time. All references to currency amounts in this Agreement shall mean United States dollars.
Section 10.4   Counterparts; Electronic Delivery.   This Agreement, the Transaction Documents and each other document executed in connection with the Transactions, and the consummation thereof, may be executed in one or more counterparts, all of which shall be considered one and the same document and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Delivery by electronic transmission to counsel for the other Parties of a counterpart executed by a Party, including by electronic signature, shall be deemed to meet the requirements of the previous sentence.
Section 10.5   Entire Agreement; Third Party Beneficiaries.   This Agreement, the other Transaction Documents and any other documents and instruments and agreements among the Parties as contemplated by or referred to herein, including the Exhibits and Schedules hereto (a) constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof; and (b) are not intended to confer upon any other Person other than the Parties any rights or remedies, other than (i) the rights, at and after the Effective Time, of Persons pursuant to the provisions of Section 6.13 and Section 10.14 (which will be for the benefit of the Persons set forth therein) and (ii) the rights of the Debt Financing Sources, each of whom (x) is an express third-party beneficiary of Section 10.7, Section 10.8, Section 10.9, Section 10.12, Section 10.13, Section 10.14(b) and this Section 10.5(b) to the extent such sections affect the rights and obligations of the Debt Financing Sources and (y) shall be entitled to enforce such provisions and rely thereon.
Section 10.6   Severability.   In the event that any term, provision, covenant or restriction of this Agreement, or the application thereof, is held to be illegal, invalid or unenforceable under any present or future applicable Legal Requirement (a) such provision will be fully severable; (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by such severance; and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms of such illegal, invalid or unenforceable provision as may be possible.
Section 10.7   Other Remedies; Specific Performance.   Except as otherwise provided herein, prior to the Closing, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each Party shall be entitled to enforce specifically the terms and provisions of this Agreement in any court of the United States or any state having jurisdiction and immediate injunctive relief to prevent breaches of this Agreement, without the necessity of proving the inadequacy of money damages as a remedy and without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties hereby acknowledges and agrees that it may be difficult to prove damages with reasonable certainty, that it may be difficult to procure suitable substitute performance, and that injunctive relief and/or specific performance will not cause an undue hardship to the Parties. Each of the Parties hereby further acknowledges that the existence of any other remedy contemplated by this Agreement does not diminish the availability of specific performance of the obligations hereunder or any other injunctive relief. Each Party hereby further agrees that in the event of any action by any other party for specific performance or injunctive relief, it will not assert that a remedy at law or other remedy would be adequate or that specific performance or injunctive relief in respect of such breach or violation should not be available on the grounds that money damages are adequate or any other grounds. Parent acknowledges and agrees that the Stockholder Representative shall be entitled to bring an action for specific enforcement to cause Parent to seek to enforce the provisions of the Subscription Agreements to the fullest extent permissible pursuant to such Subscription Agreements as if it were a party thereto.
Section 10.8   Governing Law.   This Agreement and the consummation the Transactions, and any action, suit, dispute, controversy or claim arising out of this Agreement and the consummation of the Transactions, or the validity, interpretation, breach or termination of this Agreement and the consummation of the Transactions, shall be governed by and construed in accordance with the internal law of the State of Delaware regardless of the law that might otherwise govern under applicable principles of conflicts of law thereof. Notwithstanding the foregoing, all disputes against any Debt Financing Source under the Debt Commitment Letter related to this Agreement or the facts and circumstances leading to its execution, whether in contract, tort or otherwise (including any dispute arising out of or relating in any way to the Debt Commitment Letter), will be governed by, and construed in accordance with, the law of the State of New York applicable to contracts executed in and to be performed entirely within such State, without regard to conflict of law principles that would result in the application of any law other than the law of the State of New York.
Section 10.9   Consent to Jurisdiction; Waiver of Jury Trial.
(a)   Except as provided in Section 6.16, each of the Parties irrevocably consents to the exclusive jurisdiction and venue of the courts of the State of Delaware or the federal courts located in the State of Delaware in connection with any matter based upon or arising out of this Agreement, the other Transaction Documents and the consummation of the Transactions, agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such Person and waives and covenants not to assert or plead any objection which they might otherwise have to such manner of service of process. Each Party and any Person asserting rights as a third-party beneficiary may do so only if he, she or it hereby waives, and shall not assert as a defense in any legal dispute, that (i) such Person is not personally subject to the jurisdiction of the above named courts for any reason; (ii) such Legal Proceeding may not be brought or is not maintainable in such court; (iii) such Person’s property is exempt or immune from execution; (iv) such Legal Proceeding is brought in an inconvenient forum; or (v) the venue of such Legal Proceeding is improper. Each Party and any Person asserting rights as a third-party beneficiary hereby agrees not to commence or prosecute any such action, claim, cause of action or suit other than before one of the above-named courts, nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such action, claim, cause of action or suit to any court other than one of the above-named courts, whether on the grounds of inconvenient forum or otherwise. Each Party hereby consents to service of process in any such Legal Proceeding in any manner permitted by Delaware law, and further consents to service of process by nationally recognized overnight courier service guaranteeing overnight delivery, or by registered or certified mail, return receipt requested, at its address specified pursuant to Section 10.2. Notwithstanding the foregoing in this Section 10.9, any Party may commence any action, claim, cause of action or suit in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts. Notwithstanding the foregoing, each of the Parties agrees that it will not bring or support any action against the Debt Financing Sources, including any dispute arising out of or relating in any way to any Debt Commitment Letter or the performance thereof, whether based on contract, tort or otherwise, in any forum other than exclusively in federal court sitting in the State of New York, Borough of Manhattan in the City of New York.
(b)   TO THE EXTENT NOT PROHIBITED BY APPLICABLE LEGAL REQUIREMENT WHICH CANNOT BE WAIVED, EACH OF THE PARTIES AND ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY (INCLUDING, FOR THE AVOIDANCE OF DOUBT, ANY DEBT FINANCING SOURCE) MAY DO SO ONLY IF HE, SHE OR IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS AGREEMENT, EACH OTHER TRANSACTION DOCUMENTS AND THE CONSUMMATION OF THE TRANSACTIONS, AND FOR ANY COUNTERCLAIM RELATING THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS AND THE CONSUMMATION OF THE TRANSACTIONS. FURTHERMORE, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.
Section 10.10   Rules of Construction.   Each of the Parties agrees that it has been represented by independent counsel of its choice during the negotiation and execution of this Agreement and each Party hereto and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.
Section 10.11   Expenses.   Except as otherwise expressly provided in this Agreement, whether or not the Transactions are consummated, each Party will pay its own costs and expenses incurred in anticipation of, relating to and in connection with the negotiation and execution of this Agreement and the Transaction Documents and the consummation of the Transactions.
Section 10.12   Assignment.   No Party may assign, directly or indirectly, including by operation of law, either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties; provided, that notwithstanding the foregoing, the Company may assign its rights under this Agreement to its lenders providing financing in connection with the transactions contemplated hereby (including the Debt Financing Sources) for collateral security purposes, it being understood that no such assignment shall relieve Parent of any of its obligations hereunder. Subject to the first sentence of this Section 10.12, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.
Section 10.13   Amendment; Extension; Waiver.   This Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of the Parties. At any time prior to the Closing, Parent (on behalf of itself and Merger Sub), on the one hand, and the Stockholder Representative (on behalf of itself, the Company and the Company Stockholders), on the other hand, may, to the extent not prohibited by applicable Legal Requirements (a) extend the time for the performance of any of the obligations or other acts of the other Party; (b) waive any inaccuracies in the representations and warranties made to the other Party contained herein or in any document delivered pursuant hereto; and (c) waive compliance with any of the agreements or conditions for the benefit of such Party contained herein. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. Notwithstanding the foregoing, the provisions of Section 10.5(b) (Third-Party Beneficiaries), Section 10.7 (Other Remedies; Specific Performance), Section 10.8 (Governing Law), Section 10.9 (Consent to Jurisdiction; Waiver of Jury Trial), Section 10.12 (Assignment), Section 10.14(b) (No Recourse) and this Section 10.13 (and any definitions used therein and any other provision in this Agreement that would have the effect of amending, supplementing, modifying, replacing or waiving such definitions or provisions or the substance thereof) may not be amended, supplemented, modified, replaced or waived without the consent of any Debt Financing Source directly and adversely affected by such amendment, supplement, modification, replacement or waiver. Delay in exercising any right under this Agreement shall not constitute a waiver of such right. In the event any provision of any of the other Transaction Document in any way conflicts with the provisions of this Agreement (except where a provision therein expressly provides that it is intended to take precedence over this Agreement), this Agreement shall control.
Section 10.14   No Recourse.
(a)   This Agreement may only be enforced against, and any Legal Proceeding for breach of this Agreement or any other claim of any nature whatsoever arising under or relating to this Agreement, the negotiation thereof, its subject matter, or the Transactions, may only be made against, the entities that are expressly identified herein as Parties to this Agreement, and no other Person including any Related Parties of the Parties (each, a “Nonparty Affiliate”) shall have any liability (whether in tort, contract or otherwise) under this Agreement or in respect of any oral representations made or alleged to be made in connection herewith, and no personal liability shall attach to any Nonparty Affiliate, whether by or through attempted piercing of the corporate veil, by the enforcement of any judgment, fine or penalty or by virtue of any Legal Requirement or otherwise. Without limiting the generality of the foregoing, the Parties will not, and will not cause or permit any other Person to, hold or attempt to hold any Nonparty Affiliate liable for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished by the Company or any Nonparty Affiliate, or their respective agents or other Representatives, concerning the Company, any of its Subsidiaries, this Agreement or the Transactions. The provisions of this Section 10.14 are intended to be for the benefit of, and enforceable by the Nonparty Affiliates and each such Person shall be a third-party beneficiary of this Section 10.14. This Section 10.14 shall be binding on all successors and assigns of Parties.
(b)   Notwithstanding any provision to the contrary in this Agreement, (a) in no event shall Parent, Merger Sub or any of their respective Affiliates or Representatives (i) seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Debt Financing Source in connection with this Agreement or (ii) seek to enforce the commitments against, make any claims for breach of the Debt Commitment Letter against, or seek to recover monetary damages from, or otherwise sue, any Debt Financing Source for the Debt Financing in connection with (y) this Agreement or (z) the obligations of the Debt Financing Sources for the Debt Financing under the Commitment Letter; it being agreed that the foregoing clauses (i) and (ii) shall include the agreement not to commence (and, if commenced, agrees to dismiss or otherwise terminate, and not to assist) any action, arbitration, audit, hearing, investigation, litigation, petition, grievance, complaint, suit or proceeding against any Debt Financing Source, and (b) Parent and Merger Sub on behalf of themselves and their respective Affiliates and Representatives hereby (i) acknowledges that no Debt Financing Source shall have any liability to Parent or Merger Sub under this Agreement or for any claim made by Parent or Merger Sub based on, in respect of, or by reason of the transactions contemplated hereby, including, but not limited to, any dispute relating to, or arising from, the Debt Financing, the Debt Commitment Letters or the performance thereof, (ii) waives any rights or claims of any kind or nature (whether in law or in equity, in contract, in tort or otherwise) Parent or Merger Sub may have against any Debt Financing Source relating to this Agreement, the Debt Financing, the Debt Commitment Letters or the transactions contemplated hereby or thereby. Nothing in this Section 10.14(b) shall in any way limit or qualify the rights and obligations of (x) the Debt Financing

Sources for the Debt Financing and the other parties to the Debt Financing (or the definitive documents related thereto) to each other thereunder or in connection therewith and (y) Parent against the Company. Without limiting the foregoing, no Debt Financing Source shall be subject to any special, consequential, punitive or indirect damages or damages of a tortious nature with respect to the transactions contemplated by this Agreement, any Debt Financing or the Debt Commitment Letters.
Section 10.15   Legal Representation.   Parent hereby agrees on behalf of its directors, members, partners, officers, employees and Affiliates (including, after the Closing, the Company), and each of their respective successors and assigns (all such parties, the “Waiving Parties”), that Ropes & Gray LLP (or any successor) may represent the Company Stockholders or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Company), in each case, in connection with any Legal Proceeding or obligation arising out of or relating to this Agreement, any Transaction Document or the Transactions, notwithstanding its representation (or any continued representation) of the Group Companies or other Waiving Parties, and each of Parent and the Company on behalf of itself and the Waiving Parties hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest, breach of duty or any other objection arising therefrom or relating thereto. Parent and the Company acknowledge that the foregoing provision applies whether or not Ropes & Gray LLP provides legal services to any Group Companies after the Closing Date. Each of Parent and the Company, for itself and the Waiving Parties, hereby further irrevocably acknowledges and agrees that all communications, written or oral, between any Group Company, any Company Stockholder and their respective counsel, including Ropes & Gray LLP, made in material connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Legal Proceeding arising out of or relating to, this Agreement, any Transaction Documents or the Transactions, are privileged communications that do not pass to the Company notwithstanding the Merger, and instead survive, remain with and are controlled by the CCMP Parties (the “Privileged Communications”), without any waiver thereof. Parent and the Company, together with any of their respective Affiliates, Subsidiaries, successors or assigns, agree that no Person may use or rely on any of the Privileged Communications, whether located in the records or email server of the Company or otherwise (including in the Knowledge or the officers and employees of the Company), in any adverse Legal Proceeding between Parent or the Company, on the one hand, and any Company Stockholder, on the other hand, and Parent and the Company agree not to assert that any privilege has been waived as to the Privileged Communications, whether located in the records or email server of the Company or otherwise (including in the Knowledge of the officers and employees of the Company).
Section 10.16   Disclosure Letters and Exhibits.   The Company Disclosure Letter and Parent Disclosure Letter shall each be arranged in separate parts corresponding to the numbered and lettered sections and subsections in this Agreement, and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify only the particular provision set forth in the corresponding numbered or lettered Section or subsection of this Agreement, except to the extent that (a) such information is cross-referenced in another part of the Company Disclosure Letter or Parent Disclosure Letter, as applicable; or (b) it is reasonably apparent on the face of the disclosure (without any independent Knowledge on the part of the reader regarding the matter disclosed) that such information qualifies another provision in this Agreement. The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Company Disclosure Letter and Parent Disclosure Letter is not intended to imply that such amounts (or higher or lower amounts) are or are not material, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Company Disclosure Letter or Parent Disclosure Letter in any dispute or controversy between the Parties as to whether any obligation, item, or matter not described herein or included in Company Disclosure Letter or the Parent Disclosure Letter is or is not material for purposes of this Agreement. The inclusion of any item in the Company Disclosure Letter or Parent Disclosure Letter shall not be deemed to constitute an acknowledgment by the Company or Parent, as applicable, that the matter is required to be disclosed by the terms of this Agreement, nor shall such disclosure be deemed (i) an admission of any breach or violation of any Contract or applicable Legal Requirement, (ii) an admission of any liability or obligation to any third party, or (iii) to establish a standard of materiality. The disclosure of any items or information that is not required by this Agreement to be so included is solely for informational purposes and the convenience of Parent, Merger Sub or the Company, as applicable. In addition, under no circumstances shall the disclosure of any matter in this Company Disclosure Letter or Parent Disclosure Letter, where a representation or warranty of the Company or Parent, as applicable, is limited or qualified by the materiality of the matters to which the representation or warranty is given or by Company Material Adverse Effect or Parent Material Adverse Effect, respectively, imply that any other undisclosed matter having a greater value or other significance is material or would have a material adverse effect. Neither the Company nor Parent shall be prejudiced in any manner whatsoever, and no presumptions shall be created, by virtue of the disclosure of any matter in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, which otherwise is not required to be disclosed by this Agreement.
[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.
LANDCADIA HOLDINGS III, INC.
By: /s/ Steven L. Scheinthal

Name:   Steven L. Scheinthal
Title:
Vice President and Secretary

HELIOS SUN MERGER SUB, INC.
By: /s/ Steven L. Scheinthal

Name:   Steven L. Scheinthal
Title:
President

HMAN GROUP HOLDINGS INC.
By: /s/ Douglas J. Cahill

Name:   Douglas J. Cahill
Title:
President and Chief Executive Officer

CCMP SELLERS’ REPRESENTATIVE, LLC
By: /s/ Joseph M. Scharfenberger, Jr.

Name:   Joseph M. Scharfenberger, Jr.
Title:
Managing Director

[Signature Page to Agreement and Plan of Merger]

SCHEDULE A
Defined Terms
(a)   Index of Terms. Terms defined in this Agreement are organized alphabetically as follows, together with the Section and, where applicable, paragraph, number in which definition of each such term is located:
“A&R Letter Agreement”	Recitals
“A&R Registration Rights Agreement”	Recitals
“Additional Hillman SEC Reports”	Section 3.7(a)
“Additional Parent SEC Reports”	Section 4.7(a)
“Affiliate”	Schedule A Section 2
“Aggregate Stock Consideration”	Schedule A Section 2
“Agreement”	Preamble
“Antitrust Filings”	Section 6.2
“Antitrust Laws”	Schedule A Section 2
“Approvals”	Section 3.6(b)
“Financial Statements”	Section 3.7(b)
“Balance Sheet Date”	Section 3.7(b)
“Business Day”	Schedule A Section 2
“Cash and Cash Equivalents”	Schedule A Section 2
“CCMP Parties”	Schedule A Section 2
“Certificate”	Section 2.6(a)
“Certificate of Merger”	Section 1.5(c)
“Change in Recommendation”	Section 6.1(b)
“Closing”	Section 1.1
“Closing Available Proceeds”	Schedule A Section 2
“Closing Date”	Section 1.1
“Closing Form 8-K”	Section 6.3(c)
“Closing Press Release”	Section 6.3(c)
“Code”	Schedule A Section 2
“Communications Plan”	Section 6.4(b)
“Company”	Preamble
“Company Award”	Schedule A Section 2
“Company Benefit Plan”	Section 3.11(a)
“Company Board”	Recitals
“Company Business Combination”	Section 6.11(a)
“Company Capital Stock”	Schedule A Section 2
“Company Common Stock”	Schedule A Section 2
“Company Disclosure Letter”	Article III
“Company Incentive Plan”	Schedule A Section 2
“Company IT Systems”	Schedule A Section 2
“Company Material Adverse Effect”	Schedule A Section 2
“Company Material Contract”	Section 3.19(a)
“Company Options”	Schedule A Section 2
“Company Real Property Leases”	Schedule A Section 2

“Company Restricted Stock”	Schedule A Section 2
“Company Stockholder”	Schedule A Section 2
“Company Stockholder Approval”	Schedule A Section 2
“Company Stockholder Released Parties”	Section 6.19(a)
“Company Subsidiaries”	Section 3.2(a)
“Company Transaction Costs”	Schedule A Section 2
“Company Voting and Support Agreement”	Recitals
“Confidentiality Agreement”	Schedule A Section 2
“Contract”	Schedule A Section 2
“Copyleft Terms”	Section 3.17(f)
“Copyrights”	Schedule A Section 2 (Definition of “Intellectual Property”)
“D&O Indemnified Party”	Section 6.13(a)
“D&O Tail”	Section 6.13(b)
“Definitive Debt Agreements”	Section 6.16(b)
“DGCL”	Recitals
“Disclosing Party”	Section 6.4(a)
“Dissenting Shares”	Schedule A Section 2
“EDGAR”	Schedule A Section 2
“Effective Time”	Section 2.1
“Environmental Law”	Schedule A Section 2
“ERISA”	Schedule A Section 2
“ERISA Affiliate”	Schedule A Section 2
“Exchange Act”	Schedule A Section 2
“Exchange Agent”	Section 2.8(a)
“Exchange Fund”	Section 2.8(b)
“Excluded Share”	Section 2.6(d)
“Existing ABL Credit Agreement”	Schedule A Section 2
“Existing Credit Agreements”	Schedule A Section 2
“Existing Debt Documents”	Schedule A Section 2
“Existing Indentures”	Schedule A Section 2
“Existing Term Loan Credit Agreement”	Schedule A Section 2
“Financial Statements”	Section 3.7(b)
“FIRPTA Certificate”	Section 6.16(c)
“Fully Diluted Company Shares”	Schedule A Section 2
“Fundamental Representations”	Schedule A Section 2
“GAAP”	Schedule A Section 2
“Governmental Entity”	Schedule A Section 2
“Governmental Order”	Schedule A Section 2
“Group Companies”	Schedule A Section 2
“Group Companies’ Privacy Notices”	Section 3.18(a)
“Hazardous Material”	Schedule A Section 2
“Hillman”	Recitals
“Hillman Certifications”	Section 3.7(a)

“Hillman Financial Statements”	Section 3.7(c)
“Hillman HoldCo”	Schedule A Section 2
“Hillman SEC Reports”	Section 3.7(a)
“Hillman Trust”	Schedule A Section 2
“HSR Act”	Schedule A Section 2
“Hillman Trust”	Schedule A Section 2
“Indebtedness”	Schedule A Section 2
“Insider”	Section 3.21
“Insurance Policies”	Section 3.20
“Intellectual Property”	Schedule A Section 2
“Intended Tax Treatment”	Recitals
“Investment Canada Act Notification”	Schedule A Section 2
“IT Systems”	Schedule A Section 2
“Key Company Stockholders”	Schedule A Section 2
“Knowledge”	Schedule A Section 2
“Leased Real Property”	Schedule A Section 2
“Legal Proceeding”	Schedule A Section 2
“Legal Requirements”	Schedule A Section 2
“Letter Agreement”	Schedule A Section 2
“Licensed Intellectual Property”	Schedule A Section 2
“Lien”	Schedule A Section 2
“Losses”	Schedule A Section 2
“Losses”	Schedule A Section 2
“Merger”	Recitals
“Merger Sub”	Preamble
“Merger Sub Common Stock”	Schedule A Section 2
“Nasdaq”	Schedule A Section 2
“New Parent Incentive Equity Plan”	Section 6.14
“Nonparty Affiliates”	Section 10.14
“Notes”	Schedule A Section 2
“Notes Indenture”	Schedule A Section 2
“NYSE Amex”	Schedule A Section 2
“Oak Hill Parties”	Schedule A Section 2
“OFAC”	Schedule A Section 2
“Offer Documents”	Section 6.1(a)(i)
“Order”	Schedule A Section 2
“Ordinary Course”	Schedule A Section 2
“Organizational Documents”	Schedule A Section 2
“Outside Date”	Section 8.1(b)
“Owned Intellectual Property”	Schedule A Section 2
“Parent”	Preamble
“Parent A&R Bylaws”	Recitals
“Parent Board”	Recitals
“Parent Board Recommendation”	Recitals

“Parent Business Combination”	Section 6.11(b)
“Parent Capital Stock”	Schedule A Section 2
“Parent Cash”	Schedule A Section 2
“Parent Certifications”	Section 4.7(a)
“Parent Class A Common Stock”	Schedule A Section 2
“Parent Class B Common Stock”	Schedule A Section 2
“Parent Capital Stock”	Schedule A Section 2
“Parent Disclosure Letter”	Article IV
“Parent Financing Certificate”	Section 1.2
“Parent Material Adverse Effect”	Schedule A Section 2
“Parent Material Contracts”	Section 4.11
“Parent Option”	Section 2.7(a)
“Parent Preferred Stock”	Schedule A Section 2
“Parent Public Warrants”	Schedule A Section 2
“Parent Recommendation”	Recitals
“Parent Released Parties”	Section 6.19(b)
“Parent Restricted Stock”	Section 2.7(b)
“Parent RSUs”	Section 2.7(c)
“Parent SEC Reports”	Section 4.7(a)
“Parent Sponsor Warrants”	Schedule A Section 2
“Parent Stockholder Approval”	Schedule A Section 2
“Parent Stockholder Matters”	Section 6.1(b)
“Parent Stockholder Redemption”	Section 6.1(b)
“Parent Stockholder Redemption Amount”	Section 1.2(a)
“Parent Third A&R Certificate of Incorporation”	Recitals
“Parent Transaction Costs”	Schedule A Section 2
“Parent Units”	Schedule A Section 2
“Parent Warrants”	Schedule A Section 2
“Parties”	Preamble
“Patents”	Schedule A Section 2 (Definition of “Intellectual Property”)
“Payoff Letter”	Section 6.17(g)
“Permitted Lien”	Schedule A Section 2
“Person”	Schedule A Section 2
“Personal Information”	Schedule A Section 2
“PIPE Investment”	Recitals
“PIPE Investors”	Recitals
“Post-Closing Indebtedness”	Schedule A Section 2
“Privacy Laws”	Schedule A Section 2
“Privileged Communications”	Section 10.15
“Product Liability Occurrence”	Schedule A Section 2
“Proxy Statement”	Section 6.1(a)(i)
“Proxy Statement/Registration Statement”	Section 6.1(a)(i)
“Purchase Price”	Schedule A Section 2

“Recall”	Schedule A Section 2
“Receiving Party”	Section 6.4(a)
“Registration Statement”	Schedule A Section 2
“Registration Statement Securities”	Section 6.1
“Related Parties”	Schedule A Section 2
“Remedies Exception”	Section 3.4
“Representatives”	Schedule A Section 2
“SEC”	Schedule A Section 2
“Securities Act”	Schedule A Section 2
“Special Meeting”	Section 6.1(b)
“Specified Business Conduct Laws”	Schedule A Section 2
“Sponsors”	Schedule A Section 2
“Stockholder Agreement”	Schedule A Section 2
“Stockholder Representative”	Preamble
“Stockholder Representative Expenses”	Section 2.12
“Subscription Agreements”	Schedule A Section 2
“Subsidiary”	Schedule A Section 2
“Surrender Documentation”	Section 2.8(c)
“Surviving Corporation”	Recitals
“Tax/Taxes”	Schedule A Section 2
“Tax Return”	Schedule A Section 2
“Trade Secrets”	Schedule A Section 2 (Definition of “Intellectual Property”)
“Trademarks”	Schedule A Section 2 (Definition of “Intellectual Property”)
“Transaction Documents”	Schedule A Section 2
“Transaction Litigation”	Section 6.5(c)
“Transactions”	Schedule A Section 2
“Transfer Taxes”	Section 6.16(b)
“Treasury Regulations”	Schedule A Section 2
“Trustee”	Section 4.14(a)
“Trust Account”	Section 4.14(a)
“Trust Agreement”	Section 4.14(a)
“Waived 280G Benefits”	Section 6.15
“Waiving Parties”	Section 10.15
“WARN”	Section 3.12(d)
“Trust Declaration”	Schedule A Section 2
“Trust Preferred Securities”	Schedule A Section 2
(b)   Definitions.   For purposes of this Agreement, the following capitalized terms have the following meanings:
“Adjusted Purchase Price” shall mean (a) the Purchase Price, plus (b) the aggregate exercise price that would be paid to the Company in respect of all Company Options if all Company Options were exercised in full immediately prior to the Effective Time (without giving effect to any “net” exercise or similar concept).
“Adjusted Per Share Merger Value” shall mean (a) the Adjusted Purchase Price, divided by (b) the number of Fully Diluted Company Shares.

“Affiliate” shall mean, as applied to any Person, any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with, such Person. For purposes of this definition, “Control” (including with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise; provided, that a direct or indirect holder of 50% of a Person’s voting securities shall be presumed to control such Person.
“Aggregate Stock Consideration” shall mean a number of shares of Parent Common Stock equal to the aggregate Closing Stock Per Share Amount payable with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time.
“Antitrust Laws” shall mean the HSR Act and any federal, state or foreign law, regulation or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade or the significant impediment of effective competition, including merger control procedures.
“Business Day” shall mean any day other than a Saturday, a Sunday or other day on which commercial banks in New York, New York are authorized or required by Legal Requirements to close.
“Cash and Cash Equivalents” shall mean the cash and cash equivalents, including checks, money orders, marketable securities, short-term instruments, negotiable instruments, funds in time and demand deposits or similar accounts on hand, in lock boxes, in financial institutions or elsewhere, together with all accrued but unpaid interest thereon, and all bank, brokerage or other similar accounts. For the avoidance of doubt: (a) Cash and Cash Equivalents shall be determined in accordance with GAAP; and (b) the amount of Cash and Cash Equivalents as of any given time shall be: (i) decreased by any restricted cash (as determined in accordance with GAAP) and any checks, drafts and wires issued as of such time that have not yet cleared; and (ii) increased by any deposits in transit as of such time that have not yet cleared.
“CCMP Parties” shall mean, collectively, CCMP Capital Investors III, L.P., CCMP Capital Investors (Employee) III, L.P., CCMP Co-Invest III A, L.P.
“Closing Available Proceeds” shall mean an amount equal to (a) Parent Cash as of the Closing, after deducting any amounts required to satisfy (i) the Parent Stockholder Redemption Amount and (ii) any Company Transaction Costs and Parent Transaction Costs and any Parent Liabilities, plus (b) the PIPE Investment Amount actually received by Parent at or prior to the Closing.
“Closing Stock Per Option Amount” shall mean, with respect to each Company Option, a number of shares of Parent Common Stock equal to the quotient of (a) the Adjusted Per Share Merger Value, divided by (b) $10.
“Closing Stock Per Restricted Share Amount” shall mean, with respect to each share of unvested Company Restricted Stock, a number of shares of Parent Common Stock equal to the quotient of (a) the Adjusted Per Share Merger Value, divided by (b) $10.
“Closing Stock Per Share Amount” shall mean, with respect to each share of Company Common Stock, a number of shares of Parent Common Stock equal to the quotient of (a) the Adjusted Per Share Merger Value, divided by (b) $10.
“Code” shall mean the Internal Revenue Code of 1986, as amended.
“Company Award” shall mean a Company Option, Company RSU or Company Restricted Stock.
“Company Capital Stock” shall mean, collectively, (a) the Company Common Stock, (b) the preferred stock, par value $0.01, of the Company, and (c) any other class or series of capital stock of the Company.
“Company Common Stock” shall mean the common stock, par value $0.01 per share, of the Company.
“Company Incentive Plan” means the Company 2014 Equity Incentive Plan, as amended from time to time.

“Company IT Systems” shall mean any and all IT Systems owned, leased, licensed, or outsourced by or for any Group Company and used (or held for use in) the conduct of the business of the Group Companies.
“Company Material Adverse Effect” shall mean any change, event, state of facts, development or occurrence that, individually or when aggregated with other changes, events, states of facts, developments or occurrences (a) has had or would reasonably be expected to have a materially adverse effect on the business, assets, financial condition or results of operations of the Group Companies, taken as a whole; or (b) is reasonably likely to prevent or materially delay or impede the ability of the Company to consummate the Transactions; provided, however, that no change, event, occurrence or effect arising out of or related to any of the following, shall be taken into account in determining whether a Company Material Adverse Effect pursuant to clause (a) has occurred: (i) acts of war, sabotage, civil unrest or terrorism; (ii) earthquakes, hurricanes, tornados, pandemics or other natural or man-made disasters; (iii) epidemics, pandemics (including COVID-19), disease outbreaks, or public health emergencies (as declared by the World Health Organization or the Health and Human Services Secretary of the United States), or any escalation or worsening thereof; (iv) any Pandemic Measures or any change in any such Legal Requirement, directive, pronouncement or guideline or interpretation thereof; (v) changes attributable to the public announcement or pendency of the Transactions (including the impact thereof on relationships with customers, suppliers, employees or Governmental Entities); (vi) changes or proposed changes in applicable Legal Requirements; (vii) changes or proposed changes in GAAP (or any interpretation thereof) after the date of this Agreement; (viii) any downturn in general economic conditions, including changes in the credit, debit, securities, financial, capital or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets), in each case, in the United States or anywhere else in the world; (ix) events or conditions affecting the hardware, home solutions or personal protection equipment industries and markets; (x) any failure to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (x) shall not prevent a determination that any change, event, or occurrence underlying such failure has resulted in a Company Material Adverse Effect; or (xi) any actions required to be taken, or required not to be taken, pursuant to the terms of this Agreement; provided, however, that if a change or effect related to clauses (i), (ii), and (iv) through (ix) disproportionately adversely affects the Group Companies, taken as a whole, compared to other Persons operating in the same industry as the Group Companies, then such disproportionate impact may be taken into account in determining whether a Company Material Adverse Effect has occurred.
“Company Options” shall mean any options granted under the Company Incentive Plan to purchase shares of Company Common Stock.
“Company Optionholder” shall mean a holder of a Company Option immediately prior to the Effective Time.
“Company Real Property Lease” shall mean any of the leases, subleases, licenses, occupancy agreements and other similar documents related to the Group Companies’ use or occupancy of any Leased Real Property, including all amendments, and modifications thereto and guarantees thereof.
“Company Restricted Stock” shall mean a share of Company Common Stock that, as of immediately prior to the Effective Time, is subject to a substantial risk of forfeiture, within the meaning of Section 83 of the Code and was issued pursuant to the Company Incentive Plan.
“Company Rollover Shares” shall mean any shares of Company Common Stock with respect to which the holder thereof agrees, pursuant to a written agreement entered into between the Company and such holder prior to the Effective Time, to be treated as a Company Rollover Share hereunder.
“Company RSU Exchange Ratio” shall mean, with respect to each Company RSU, a number of shares of Parent Common Stock equal to the quotient of (a) the Adjusted Per Share Merger Value, divided by (b) $10.
“Company RSUs” shall mean any award of restricted stock units granted under the Company Incentive Plan in respect of shares of Company Common Stock.

“Company Stockholder” shall mean a holder of a share of Company Common Stock issued and outstanding immediately prior to the Effective Time.
“Company Stockholder Approval” shall mean the approval and adoption of this Agreement, the other Transaction Documents and the Transactions contemplated hereby and thereby, including the Merger, by the affirmative vote or written consent of the holders of at least a majority of the voting power of the outstanding Company Capital Stock voting as a single class and on an as-converted basis pursuant to the terms and subject to the conditions of the Company’s Organizational Documents and applicable Legal Requirements.
“Company Transaction Costs” shall mean all fees, costs and expenses of the Group Companies, in each case, incurred prior to and through the Closing Date in connection with the negotiation, preparation and execution of this Agreement, the other Transaction Documents and the consummation of the Transactions, whether paid or unpaid prior to the Closing, including any and all professional or transaction related costs, fees and expenses of legal, accounting and financial advisors, consultants, auditors, accountants and brokers.
“Confidentiality Agreement” shall mean that certain Confidentiality Agreement, dated November 20, 2020, by and between Landcadia Holdings III, Inc. and the Company, as amended and joined from time to time.
“Contract” shall mean any contract, subcontract, agreement, indenture, note, bond, loan or credit agreement, instrument, installment obligation, lease, mortgage, deed of trust, license, sublicense, commitment, power of attorney, guaranty or other legally binding commitment, arrangement, understanding or obligation, whether written or oral, in each case, as amended and supplemented from time to time and including all schedules, annexes and exhibits thereto.
“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associated epidemics, pandemics, public health emergencies or disease outbreaks.
“Debentures Indenture” shall mean the indenture, dated as of September 5, 1997, between Hillman (as successor to the original issuer thereunder) and The Bank of New York, as trustee, as amended or supplemented.
“Debt Commitment Letter” means the commitment letter dated as of the date hereof among Jefferies Finance LLC, Barclays Bank PLC and Hillman, a wholly owned indirect subsidiary of the Company, as executed, amended, modified, supplemented, replaced or extended from time to time after the date of this Agreement in accordance with Section 6.17.
“Debt Fee Letter” means the fee letter dated as of the date hereof delivered in connection with the Debt Commitment Letter among Jefferies Finance LLC, Barclays Bank PLC and Hillman, a wholly owned indirect subsidiary of the Company, as executed, amended, modified, supplemented, replaced or extended from time to time after the date of this Agreement in accordance with Section 6.17.
“Debt Financing” means the debt financing committed to be provided by the Debt Financing Sources party to the Debt Commitment Letter as contemplated by the Debt Financing Letter.
“Debt Financing Sources” means the Persons that have committed to provide or otherwise entered into agreements in connection with the Debt Financing for the transactions contemplated by this Agreement, including the parties named in the Debt Commitment Letters and any joinder agreements or credit agreements entered into pursuant thereto or relating thereto, together with their current or future limited partners, shareholders, managers, members, controlling Persons, respective Affiliates and their respective Affiliates and Representatives involved in the Debt Financing and, in each case, their respective successors and assigns.
“Dissenting Shares” shall mean all shares of Company Common Stock held by a Company Stockholder who has validly exercised its appraisal rights pursuant to Section 262 of the DGCL with respect to its Company Common Stock.
“EDGAR” shall mean the SEC’s Electronic Data-Gathering, Analysis and Retrieval system.

“Environmental Law” shall mean any and all applicable Legal Requirements relating to pollution, Hazardous Materials, the environment, natural resources, endangered or threatened species, or human health and safety.
“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” shall mean any trade or business (whether or not incorporated) that, together with any Group Company is treated as a single employer under Section 414 of the Code.
“Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
“Existing ABL Credit Agreement” shall mean that certain ABL Credit Agreement, dated as of May 31, 2018 (as amended, amended and restated, supplemented or otherwise modified on or prior to the date hereof), by and among Hillman HoldCo, Hillman, Big Time Products, LLC, The Hillman Group Canada ULC, Hillman Investment Company, certain financial institutions from time to time party thereto and Barclays Bank PLC, as the administrative agent and the collateral agent.
“Existing Credit Agreements” shall mean, collectively, (a) the Existing Term Loan Credit Agreement and (b) the Existing ABL Credit Agreement.
“Existing Debt Documents” shall mean, collectively, (a) the Existing Credit Agreements and (b) the Existing Indentures.
“Existing Indentures” shall mean, collectively, (a) the Debentures Indenture and (b) the Notes Indenture.
“Existing Term Loan Credit Agreement” shall mean that certain Credit Agreement, dated as of May 31, 2018 (as amended, amended and restated, supplemented or otherwise modified on or prior to the date hereof), by and among Hillman HoldCo, Hillman, certain financial institutions from time to time party thereto and Barclays Bank PLC, as the administrative agent and the collateral agent.
“Fully Diluted Company Shares” shall mean, without duplication (i) the aggregate number of shares of Company Common Stock, excluding any Excluded Shares, issued and outstanding immediately prior to the Effective Time (for the avoidance of doubt, including any shares of vested Company Restricted Stock), plus (ii) the aggregate number of shares of Company Common Stock issuable upon the exercise in full of all of the Company Options outstanding immediately prior to the Effective Time, plus (iii) the aggregate number of shares of unvested Company Restricted Stock outstanding immediately prior to the Effective Time.
“Fundamental Representations” shall mean (a) in the case of the Company, the representations and warranties contained in Section 3.1 (Organization and Qualification); Section 3.3 (Capitalization); Section 3.4 (Due Authorization); and Section 3.16 (Brokers; Third Party Expenses); and (b) in the case of Parent, the representations and warranties contained in Section 4.1 (Organization and Qualification); Section 4.2 (Parent Subsidiaries); Section 4.3 (Capitalization); Section 4.4 (Authority Relative to this Agreement); and Section 4.10 (Business Activities).
“GAAP” shall mean United States generally accepted accounting principles, consistently applied.
“Governmental Entity” shall mean any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal.
“Governmental Order” means any order, notice, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Entity.
“Group Companies” shall mean the Company and all of its direct and indirect Subsidiaries.
“Hazardous Material” shall mean any substance, material or waste that is listed, classified, defined, characterized, designated or otherwise regulated by a Governmental Entity as a “toxic substance,” “hazardous substance,” “hazardous material”, “contaminant”, “pollutant”, “hazardous waste”, “solid waste” or words of similar meaning or effect, including any radioactive materials, chlorinated solvents, petroleum, petroleum derivatives (or synthetic substitutes), petroleum byproducts, petroleum breakdown products, asbestos, asbestos containing materials, mold, radon, flammable substances, explosive substances, urea formaldehyde foam insulation, polychlorinated biphenyls, per- and polyfluoroalkyl substances, and any other substances regulated under Environmental Law.
“Hillman HoldCo” shall mean The Hillman Companies, Inc., a Delaware corporation and indirectly wholly owned Subsidiary of the Company.
“Hillman Trust” shall mean Hillman Group Capital Trust, a Delaware business statutory trust.
“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
“Indebtedness” shall mean any of the following: (a) any indebtedness for borrowed money; (b) any obligations evidenced by bonds, debentures, notes or other similar instruments; (c) any obligations to pay the deferred purchase price of property or services, except trade accounts payable and other current liabilities; (d) any obligations as lessee under capitalized leases; (e) any obligations, contingent or otherwise, under acceptance, letters of credit or similar facilities to the extent drawn; (f) any guaranty of any of the foregoing; (g) any accrued interest, fees and charges in respect of any of the foregoing; and (h) any prepayment premiums and penalties actually due and payable, and any other fees, expenses, indemnities and other amounts actually payable as a result of the prepayment or discharge of any of the foregoing.
“Intellectual Property” shall mean all worldwide rights, title and interest in or relating to intellectual property, whether protected, created or arising under the laws of the United States or any other jurisdiction, including: (a) all patents and patent applications, including provisional patent applications and similar filings and any and all substitutions, divisions, continuations, continuations-in-part, divisions, reissues, renewals, extensions, reexaminations, patents of addition, supplementary protection certificates, utility models, inventors’ certificates, or the like and any foreign equivalents of the foregoing (including certificates of invention and any applications therefor) (collectively, “Patents”); (b) all trademarks, business marks, service marks, brand names, trade dress rights, logos, corporate names, and trade names, and other source or business identifiers and general intangibles of a like nature, together with the goodwill associated with any of the foregoing, along with all applications, registrations, intent-to-use registrations or similar reservations of marks, renewals and extensions thereof (collectively, “Trademarks”); (c) all registered and unregistered copyrights, applications for registration of copyright, works of authorship, literary works, design rights, Software (including all source code, object code, firmware, development tools, files, records and data, and all documentation related to any of the foregoing), pictorial and graphic works, reversions and moral rights (collectively, “Copyrights”); (d) all internet domain names and social media identifiers and accounts; (e) trade secrets, know-how, technology, discoveries and improvements, know-how, proprietary rights, formulae, confidential and proprietary information, technical information, techniques, inventions (including conceptions and/or reductions to practice), designs, drawings, procedures, processes, models, formulations, manuals and systems, whether or not patentable or copyrightable (collectively “Trade Secrets”); (f) data, databases and data collections; and (g) all other intellectual property, intellectual property rights, proprietary information and proprietary rights.
“Investment Canada Act Notification” shall mean a notification pursuant to Section 12 of the Investment Canada Act (Canada) in respect of the Transactions.
“IT Systems” shall mean any and all Software, hardware, databases, servers, systems, circuits, networks, data communications lines, workstations, routers, hubs, switches, interfaces, websites (including the content thereon), platforms, automated networks and control systems, and all other computer, telecommunications and information technology systems, assets and equipment, including outsourced or cloud computing arrangements, and all associated documentation.
“Key Company Stockholders” shall mean the CCMP Parties and the Oak Hill Parties.
“Knowledge” shall mean the actual knowledge or awareness as to a specified fact or event, of: (a) with respect to the Company, the individuals listed on Section A of the Company Disclosure Letter; and (b) with respect to Parent or Merger Sub, the individuals listed on Section A of the Parent Disclosure Letter.
“Leased Real Property” shall mean all real property leased, subleased, licensed or otherwise occupied, by the Group Companies.

“Legal Proceeding” shall mean any action, suit, hearing, claim, charge, audit, lawsuit, litigation, investigation (formal or informal), inquiry, arbitration or proceeding (in each case, whether civil, criminal or administrative or at law or in equity) by or before a Governmental Entity.
“Legal Requirements” shall mean (i) any federal, state, local, municipal, foreign or other law, statute, constitution, treaty, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling, injunction, judgment, Governmental Order, assessment, writ or other legal requirement, administrative policy or guidance, or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and (ii) the rules of any stock exchange or quotation system on which the Parent Common Stock is listed or quoted, in each case as in effect from time to time.
“Letter Agreement” shall mean that certain letter agreement dated as of October 8, 2020, by and among Parent, the Sponsors and each member of the Parent Board.
“Liabilities” shall mean any and all Indebtedness, liabilities and obligations, whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured or determined or determinable.
“Licensed Intellectual Property” shall mean all Intellectual Property licensed to any of the Group Companies.
“Lien” shall mean any mortgage, pledge, security interest, encumbrance, lien, license, option, right of first offer, right of first refusal, restriction or charge of any kind (including, any conditional sale or other title retention agreement or lease in the nature thereof, any agreement to give any security interest and any restriction relating to use, quiet enjoyment, voting, transfer, receipt of income or exercise of any other attribute of ownership).
“Losses” shall mean, without duplication, (a) any and all judgments, settlements, losses, Liabilities, damages, interest, fines, penalties, Taxes, costs and expenses (including reasonable legal, accounting and other costs and expenses of professionals, whether involving a dispute solely between the Parties or otherwise), and (b) any losses or costs incurred in connection with investigating, defending, settling or satisfying any and claim, action or cause of action described in clause (a), and in seeking indemnification, compensation or reimbursement therefor whether the underlying claim, action or cause of action is actually asserted or is merely alleged or threatened.
“Merger Sub Common Stock” shall mean the common stock, par value $0.01 per share, of Merger Sub.
“Nasdaq” shall mean the Nasdaq Capital Market.
“Notes” shall mean the 6.375% senior notes due 2022 issued by Hillman.
“Notes Indentures” shall mean the indenture, dated as of June 30, 2014, among Hillman (as successor to HMAN Finance Sub Corp.), the guarantors party thereto and Wells Fargo Bank, National Association, as trustee, as amended or supplemented.
“NYSE Amex” shall mean NYSE American.
“Oak Hill Parties” shall mean, collectively, Oak Hill Capital Partners III, L.P., and Oak Hill Capital Management Partners III, L.P., and OHCP III HC RO, L.P.
“OFAC” shall mean the U.S. Treasury Department Office of Foreign Assets Control.
“Open Source Software” means any Software (or portion thereof) that is distributed as free Software or open source Software (for example, Software distributed under the GNU General Public License, the GNU Lesser General Public License, the Affero General Public License, or the Apache Software License), or pursuant to open source, copyleft or similar licensing and distribution models, or that requires as a condition of use, modification and/or distribution of such Software that such Software or other Software incorporated into, derived from or distributed with such Software (a) be disclosed or distributed in source-code form, (b) be licensed for the purpose of making derivative works or (c) be redistributable at no or minimal charge.

“Order” shall mean any award, injunction, judgment, regulatory or supervisory mandate, order, writ, decree or ruling entered, issued, made, or rendered by any Governmental Entity that possesses competent jurisdiction.
“Ordinary Course” shall mean the ordinary course of the operation of business of the Group Companies consistent with past practice.
“Organizational Documents” of a Person shall mean, collectively, such Person’s certificate of incorporation and bylaws or other comparable governing instruments.
“Owned Intellectual Property” shall mean any and all Intellectual Property owned (or purported to be owned), in whole or in part, by any of the Group Companies.
“Pandemic Measures” means any “shelter-in-place”, “stay at home”, workforce reduction, social distancing, shut down, closure, sequester, or other conditions or restrictions, or any other Legal Requirement, directive, pronouncement, guideline or recommendations by a Governmental Entity, the Centers for Disease Control and Prevention, the World Health Organization or industry group in connection with or in respect to COVID-19 or any other pandemic, epidemic, public health emergency or disease outbreak.
“Parent Capital Stock” shall mean, collectively, (a) the Parent Class A Common Stock, (b) the Parent Class B Common Stock, and (c) the Parent Preferred Stock.
“Parent Cash” shall mean, as of the date of determination (a) all amounts in the Trust Account plus (b) all other Cash and Cash Equivalents of Parent.
“Parent Class A Common Stock” shall mean the Class A common stock, par value $0.0001 per share, of Parent.
“Parent Class B Common Stock” shall mean the Class B common stock, par value $0.0001 per share, of Parent.
“Parent Common Stock” shall mean (a), prior to the effective time of the Parent Third A&R Certificate of Incorporation, collectively, the Parent Class A Common Stock and the Parent Class B Common Stock, and (b) as of the effective time of the Parent Third A&R Certificate of Incorporation, the common stock, par value $0.0001 per share, of Parent.
“Parent Liabilities” shall mean, as of immediately prior to the Closing, the aggregate amount of Liabilities of Parent and Merger Sub that would be accrued on a balance sheet in accordance with GAAP, whether or not such Liabilities are due and payable as of such time. Notwithstanding the foregoing or anything to the contrary herein, Parent Liabilities shall not include any Parent Transaction Costs.
“Parent Material Adverse Effect” shall mean any change, event, state of facts, development or occurrence, that, individually or when aggregated with other changes, events, states of facts, developments or occurrences (a) has had a materially adverse effect on the business, assets, financial condition or results of operations of Parent and Merger Sub, taken as a whole; or (b) is reasonably likely to prevent or materially delay the ability of Parent or Merger Sub to consummate the Transactions; provided, however, that no change or effect related to any of the following, alone or in combination, shall be taken into account in determining whether a Parent Material Adverse Effect has occurred pursuant to clause (a): (i) changes or proposed changes in applicable Legal Requirements, regulations or interpretations thereof or decisions by courts or any Governmental Entity after the date of this Agreement; (ii) changes or proposed changes in GAAP (or any interpretation thereof) after the date of this Agreement; or (iii) any downturn in general economic conditions, including changes in the credit, debt, securities, financial, capital or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets), in each case, in the United States or anywhere else in the world; provided, however, that if a change or effect related to clauses (i), (ii) or (iii) disproportionately adversely affects Parent compared to other Persons operating in the same industry as Parent, then such disproportionate impact may be taken into account in determining whether a Parent Material Adverse Effect has occurred.
“Parent Outside Director” shall mean each of Scott J. Kelly, Dona Cornell and any member of the Parent Board appointed following the date hereof and reasonably intended to qualify as an independent director.

“Parent Preferred Stock” shall mean the preferred stock, par value $0.0001 per share, of Parent.
“Parent Public Warrants” shall mean, collectively, those certain redeemable warrants exercisable for one share of Parent Class A Common Stock, each at an exercise price of $11.50 per share, issued in connection with the initial public offering of Parent’s securities.
“Parent Sponsor Warrants” shall mean, collectively, those certain redeemable warrants exercisable for one share of Parent Class A Common Stock, each at an exercise price of $11.50 per share, acquired by the Sponsors in a private placement on October 8, 2020.
“Parent Stockholder Approval” means the approval at a stockholders’ meeting duly called by the Parent Board, held for such purpose, and at which a quorum is present of (a) each of the Parent Stockholder Matters identified in clauses (1), (2), (4) and (5) of Section 6.1(b), in each case, by an affirmative vote of the holders of a majority of the outstanding shares of Parent Common Stock entitled to vote thereupon, who attend such meeting and vote thereupon (as determined in accordance with Parent’s Organizational Documents) and (b) those Parent Stockholder Matters identified in clause (3) of Section 6.1(b) by an affirmative vote of the holders of at least a majority of the outstanding shares of Parent Common Stock entitled to vote thereupon (as determined in accordance with Parent’s Governing Documents), or, in each case, any such vote as may be required to approve the Parent Stockholder Matter proposed in accordance with the DGCL and Parent’s Organizational documents.
“Parent Transaction Costs” shall mean (a) all fees, costs and expenses of Parent incurred or to be incurred prior to and through the Closing Date in connection with the negotiation, preparation and execution of this Agreement, the other Transaction Documents and the consummation of the Transactions, whether paid or unpaid prior to the Closing, including any and all professional or transaction related costs, fees and expenses of legal, accounting and financial advisors, consultants, auditors, accountants and brokers, including any deferred underwriting commissions being held in the Trust Account, and director fees in an amount equal to $100,000 payable to each Parent Outside Director in connection with the Transactions; and (b) any Indebtedness of Parent or its Subsidiaries owed to its Affiliates or stockholders, including any Sponsor loans and similar expense.
“Parent Units” shall mean equity securities of Parent each consisting of one share of Parent Class A Common Stock and one-third of one Parent Public Warrant.
“Parent Warrants” shall mean Parent Public Warrants and Parent Sponsor Warrants.
“Permitted Lien” shall mean (a) Liens for Taxes not yet delinquent or for Taxes that are being contested in good faith by appropriate proceedings and in each case that are sufficiently reserved for on applicable financial statements in accordance with GAAP; (b) statutory and contractual Liens of landlords with respect to Leased Real Property that do not, individually or in the aggregate, materially detract from the value of, or materially interfere with the present use or the value of the affected Leased Real Property; (c) Liens of carriers, warehousemen, mechanics, materialmen and repairmen incurred in the Ordinary Course and (i) that are not yet delinquent; or (ii) that are being contested in good faith through appropriate proceedings and in each case that are sufficiently reserved for on the Financial Statements in accordance with GAAP; (d) in the case of Leased Real Property, zoning, building code, or other planning restrictions, variances, covenants, rights of way, encumbrances, easements and other irregularities in title, none of which, individually or in the aggregate, materially detract from the value of, or interfere in any material respect with the present use of or occupancy of, the affected Leased Real Property by any of the Group Companies; (e) Liens securing capital lease obligations of any of the Group Companies; (f) all exceptions, restrictions, easements, imperfections of title, charges, rights-of-way and other Liens of record arising in the Ordinary Course and not incurred in connection with the borrowing of money that do not, individually or in the aggregate, materially detract from the value of, or materially interfere with the present use of, the assets of any Group Company; (g) Liens securing the Indebtedness pursuant to the Existing Debt Documents; and (h) Liens securing the Debt Financing.
“Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, sole proprietorship, incorporated or unincorporated entity or Governmental Entity.

“Personal Information” shall mean, in addition to any definition for any similar term (e.g., “personally identifiable information” or “PII”) provided by applicable Legal Requirement, or by the Group Companies in any of its privacy policies, notices or Contracts, all information that identifies, could be used to identify or is otherwise associated with an individual person or device, whether or not such information is associated with an identifiable individual. Personal Information may relate to any individual, including a current, prospective, or former customer, end user or employee of any Person, and includes information in any form or media, whether paper, electronic, or otherwise.
“Post-Closing Indebtedness” shall mean the aggregate Indebtedness of Parent and the Group Companies, collectively, immediately following Closing (for the avoidance of doubt, after giving effect to the transactions contemplated under Section 1.5).
“Privacy Laws” shall mean any and all applicable Legal Requirements, Legal Requirements and self-regulatory guidelines (including of any applicable foreign jurisdiction) relating to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, privacy, security (both technical and physical), disposal, destruction, disclosure or transfer (including cross-border) of Personal Information, including, but not limited to, the Federal Trade Commission Act, California Consumer Privacy Act (CCPA), General Data Protection Regulation (GDPR), Regulation 2016/679/EU on the protection of natural persons with regard to the processing of personal data and on the free movement of such data and any and all applicable Legal Requirements relating to breach notification in connection with Personal Information.
“Product Liability Occurrence” shall mean any accident, happening or event which occurs or has occurred at any time on or prior to the Closing that is caused or allegedly caused by any hazard or defect in manufacture, design, materials or workmanship including any failure or alleged failure to warn, or any breach or alleged breach of express or implied warranties or representations, with respect to a product manufactured, shipped, sold or delivered by or on behalf of any Group Company which results, or is alleged to have resulted in, injury or death to any Person or damage to or destruction of property (including damage to or destruction of the product itself) or other consequential damages, at any time.
“Purchase Price” shall mean an amount equal to (a) $911,300,000, plus (b) the product of (i) the 2,828,000 shares of Parent Class A Common Stock being forfeited under the A&R Letter Agreement, multiplied by (ii) $10.
“Recall” shall mean a product recall, rework or post sale warning or similar action.
“Registration Statement” shall mean the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by Parent under the Securities Act with respect to the Registration Statement Securities.
“Related Parties” shall mean, with respect to a Person, such Person’s former, current and future direct or indirect equityholders, controlling Persons, shareholders, optionholders, members, general or limited partners, Affiliates, Representatives, and each of their respective successors and assigns.
“Representatives” shall mean a Person’s equityholders, employees, agents, officers, directors, managers, general partners, representatives and advisors.
“SEC” shall mean the United States Securities and Exchange Commission.
“Securities Act” shall mean the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
“Software” shall mean any and all (a) computer programs, applications, middleware, utilities, tools, drivers, firmware, microcode, scripts, batch files, instruction sets and macros, including any and all software implementations of algorithms, models and methodologies, whether in source-code, object-code or other form, (b) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons, (c) data, databases and compilations and collections of data, whether machine readable or otherwise, and (d) documentation and other materials related to any of the foregoing, including user manuals and training materials.

“Specified Business Conduct Laws” shall mean (a) the U.S. Foreign Corrupt Practices Act of 1977, as amended, the UK Bribery Act 2010, and other applicable Legal Requirements relating to bribery or corruption; (b) all Legal Requirements imposing economic or financial sanctions on any Person, including, all Legal Requirements administered by OFAC, all sanctions laws or embargos imposed or administered by the U.S. Department of State, the United Nations Security Council, Her Majesty’s Treasury or the European Union and all anti-boycott or anti-embargo laws; (c) all Legal Requirements relating to the import, export, re-export, transfer of information, data, goods, software and technology, including the Export Administration Regulations administered by the U.S. Department of Commerce and the International Traffic in Arms Regulations administered by the U.S. Department of State; and (d) the Money Laundering Control Act, the Currency and Foreign Transactions Reporting Act, The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, and other applicable Legal Requirements relating to money laundering.
“Sponsors” shall mean, collectively, TJF, LLC and Jefferies Financial Group, Inc.
“Stockholder Agreement” shall mean that certain Stockholders’ Agreement, dated as of June 30, 2014, by and among the Company, the CCMP Parties and the Oak Hill Parties, as amended.
“Subscription Agreements” shall mean, collectively, the subscription agreements pursuant to which the PIPE Investment will be consummated.
“Subsidiary” shall mean, with respect to any Person (other than an individual), any partnership, limited liability company, corporation or other business entity of which (a) if a corporation, a majority of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof; (b) if a partnership, limited liability company or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof; or (c) in any case, such Person controls the management thereof.
“Tax” or “Taxes” shall mean all taxes, assessments, charges, duties, fees, levies or other governmental charges including all United States federal, state, local, foreign and other income, franchise, profits, gross receipts, capital gains, capital stock, net worth, transfer, sales, ad valorem, use, value-added, property, excise, escheat and unclaimed property, severance, windfall profits, recapture, stamp, license, payroll, occupation, social security, environmental, registration, withholding and other taxes, assessments, charges, duties, fees, levies or other governmental charges of any kind whatsoever in the nature of, or similar to, a tax (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), all estimated taxes, deficiency assessments, additions to tax, penalties and interest.
“Tax Return” shall mean any return, certification, declaration, report, claim for refund, or information return or statement relating to Taxes that is filed or required to be filed with a Governmental Entity, including any schedule or attachment thereto and any amendment thereof.
“Transaction Documents” shall mean this Agreement and all agreements contemplated by the Exhibits hereto.
“Transactions” shall mean the transactions contemplated pursuant to this Agreement and the other Transaction Documents, including the Merger.
“Treasury Regulations” shall mean the regulations promulgated by the U.S. Department of the Treasury pursuant to and in respect of provisions of the Code.
“Trust Declaration” shall mean the amended and restated declaration of trust, dated as of September 5, 1997, as amended or supplemented.
“Trust Preferred Securities” shall mean the 11.6% trust preferred securities issued by Hillman Trust.

EXHIBIT A
Company Voting and Support Agreement
VOTING AND SUPPORT AGREEMENT
This VOTING AND SUPPORT AGREEMENT (this “Agreement”) is entered into this [•] day of January 2021, by and among Landcadia Holdings III, Inc., a Delaware corporation (“Landcadia”), and each of the undersigned (each, a “Holder” and collectively, the “Holders”). Defined terms used but not otherwise defined herein shall have the respective meanings ascribed thereto in the Merger Agreement (as defined below).
WHEREAS, as of the date hereof, each Holder “beneficially owns” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) and has the sole power to dispose of (or sole power to cause the disposition of) and the sole power to vote (or sole power to direct the voting of) the number of shares of common stock, par value $0.01 per share, of HMAN Group Holdings, Inc., a Delaware corporation (“Hillman”, and such shares, the “Hillman Shares”), set forth on such Holder’s signature page hereto (such Hillman Shares, together with any other Hillman Shares acquired by such Holder or with respect to which such Holder otherwise becomes entitled to exercise voting power prior to the Termination Date (as defined below), the “Covered Shares”); and
WHEREAS, Hillman, Landcadia and the other parties named therein will, concurrently with the execution of this Agreement, enter into that certain Agreement and Plan of Merger (as amended, modified, supplemented or waived from time to time in accordance with its terms, the “Merger Agreement”), pursuant to which, inter alia, a direct, wholly owned subsidiary of Landcadia will be merged with and into Hillman, with Hillman surviving as a wholly owned subsidiary of Landcadia (the “Merger”), on the terms and subject to the conditions set forth therein (the Merger, together with the other transactions contemplated by the Merger Agreement, the “Transactions”).
NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:
1.
Voting Agreement.

As promptly as reasonably practicable (and in any event within one (1) Business Day) following the time at which the Registration Statement is declared effective under the Securities Act, each Holder shall duly execute and deliver to Hillman and Landcadia a written consent, in a form reasonably acceptable to Landcadia and in accordance with the DGCL and Hillman’s Organizational Documents, under which it, he or she irrevocably and unconditionally consents to Hillman’s execution, delivery and performance of its obligations under the Merger Agreement and any other Transaction Documents to which Hillman is or will be a party, as well as consummation of the transactions contemplated thereby (including the Merger). The obligations of the Holders specified in this Section 1 shall apply whether or not the Merger, any of the Transactions or any action described above is recommended by Hillman’s board of directors.
2.
Representations, Warranties and Agreements.

2.1.   Holders’ Representations, Warranties and Agreements.   Each Holder hereby represents and warrants to Landcadia and acknowledges and agrees with Landcadia as follows:
2.1.1.   If a Holder is not an individual, such Holder has been duly formed or incorporated and is validly existing in good standing under the Legal Requirements of its jurisdiction of incorporation or formation, with power and authority to enter into, deliver and perform its obligations under this Agreement. If a Holder is an individual, such Holder has full legal capacity, right and authority to enter into, deliver and perform his or her obligations under this Agreement.
2.1.2.   If a Holder is not an individual, this Agreement has been duly authorized, validly executed and delivered by such Holder. If a Holder is an individual, the signature on this Agreement is genuine, and such Holder has legal competence and capacity to execute the same. This Agreement is enforceable against each Holder in accordance with its terms, except as may be limited or otherwise affected by

A-A-1

(i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other Legal Requirements relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.
2.1.3.   The execution, delivery and performance by each Holder of this Agreement and the consummation of the transactions contemplated herein do not and will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any Lien, charge or encumbrance upon Holder’s Covered Shares or any other property or assets of any Holder or any of their respective subsidiaries pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which any Holder or any of their respective subsidiaries is a party or by which any Holder or any of their respective subsidiaries is bound or to which Holder’s Covered Shares or any other property or assets of any Holder or any of their respective subsidiaries is subject, which would reasonably be expected to impair the legal authority of any Holder to enter into and timely perform its obligations under this Agreement, (ii) if a Holder is not an individual, result in any violation of the provisions of the Organizational Documents of such Holder or any of its subsidiaries, (iii) require any consent or approval that has not been given or other action that has not been taken by any third party (including under any Contract binding upon such Holder), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Person of its, his or her obligations under this Agreement or (vi) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over such Holder or any of its subsidiaries or any of their respective properties that would reasonably be expected to impair the legal authority of any Holder to enter into and timely perform its obligations under this Agreement.
2.1.4.   Each Holder’s signature page hereto sets forth the number of Covered Shares over which such Holder has beneficial ownership as of the date hereof. As of the date hereof, each Holder is the lawful owner of the Covered Shares denoted as being owned by such Holder on the signature page hereto and has the sole power to vote (or sole power to direct the voting of) such Covered Shares. Each Holder has good and valid title to the Covered Shares denoted as being owned by such Holder on the signature page hereto, free and clear of any and all Liens other than those created or permitted by this Agreement, the Organizational Documents of Hillman, or those imposed by applicable law, including federal and state securities laws. Except for the Covered Shares denoted on the signature page hereto, as of the date of this Agreement, Holder is not a beneficial owner or record holder of any (i) equity securities of Hillman, (ii) securities of Hillman having the right to vote on any matters on which the holders of equity securities of Hillman may vote or which are convertible into or exchangeable for, at any time, equity securities of Hillman, or (iii) options or other rights to acquire from Hillman any equity securities or securities convertible into or exchangeable for equity securities of Hillman except as contemplated by the Merger Agreement or any other Transaction Document.
2.1.5.   Each Holder acknowledges and represents that such Holder is a sophisticated stockholder and has (i) conducted his, her or its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of Landcadia, (ii) had the opportunity to read the Merger Agreement and this Agreement and has had the opportunity to consult with its, his or her tax and legal advisor, and (iii) received such information as such Holder deems necessary in order to make an investment decision with respect to the Covered Shares and to enter into this Agreement, including with respect to Hillman, Landcadia and the Transactions. Without limiting the generality of the foregoing, no Holder has relied on any statements or other information provided by Hillman or Landcadia in making its decision to enter into, deliver and perform its obligations under this Agreement. Each Holder further acknowledges that that there have been no representations, warranties, covenants or agreements made to such Holder by Landcadia or any of its respective officers or directors, expressly or by implication, other than those representations, warranties, covenants and agreements expressly set forth in this Agreement. Each Holder acknowledges that the agreements contained herein with respect to the Covered Shares held by such Holder are irrevocable.
2.1.6.   No Holder is currently (and at all times through Closing will refrain from being or becoming) a member of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the

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Securities Exchange Act of 1934, as amended (the “Exchange Act”), or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of equity securities of Hillman (within the meaning of Rule 13d-5(b)(1) under the Exchange Act).
2.1.7.   Each Holder understands and acknowledges that Landcadia is entering into the Merger Agreement in reliance upon the execution and delivery of this Agreement by the Holders.
2.1.8.   No Holder (i) has entered into any voting agreement or voting trust with respect to such Holder’s Covered Shares inconsistent with the Holders’ obligations pursuant to this Agreement, (ii) has granted a proxy, a consent or power of attorney with respect to the Holders’ Covered Shares and (iii) has entered into any agreement or taken any action that would make any representation or warranty of the Holders contained herein untrue or incorrect or have the effect of preventing the Holders from performing any of their obligations under this Agreement.
2.1.9.   There is no Action pending against any Holder or, to the knowledge of any Holder, threatened against any Holder, before or, in the case of threatened Actions, that would be before, any arbitrator or Governmental Entity, which in any manner challenges the beneficial or record ownership of any Holder’s Covered Shares, the validity of this Agreement or the performance by the Holders of their obligations under this Agreement.
2.2.   Representations, Warranties and Agreements of Landcadia. Landcadia hereby represents and warrants to the Holders and acknowledges and agrees with the Holders as follows:
2.2.1.   Landcadia is duly organized and validly existing under the Legal Requirements of its jurisdiction of formation, with corporate power and authority to enter into, deliver and perform its obligations under this Agreement.
2.2.2.   This Agreement has been duly authorized, executed and delivered by Landcadia and is enforceable against Landcadia in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other Legal Requirements relating to or affecting the rights of creditors generally and (ii) principles of equity, whether considered at law or equity.
2.2.3.   The execution, delivery and performance of this Agreement (including compliance by Landcadia with all of the provisions hereof) and the consummation of the transactions contemplated herein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any of the terms of any material contract, or other agreements or instrument to which Landcadia is a party or by which Landcadia or any of its assets may be bound, (ii) result in any violation of the provisions of the organizational documents of Landcadia, or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Landcadia or any of its properties that would reasonably be expected to impair Landcadia’s ability to perform its obligations under this Agreement.
3.   Additional Covenants.
3.1.   No Transfers.   Each Holder agrees that, prior to the Termination Date, except as contemplated by this Agreement, the Merger Agreement or any other Transaction Document, it shall not, and shall cause its Affiliates not to, without Landcadia’s prior written consent (which consent may be given or withheld by Landcadia in its sole discretion): (i) directly or indirectly, offer for sale, sell (including short sales), transfer, tender, pledge, convert, encumber, assign or otherwise dispose of (including by gift, merger, tendering into any tender offer or exchange offer or otherwise), either voluntarily or involuntarily (collectively, a “Transfer”), or enter into any contract, option, derivative, hedging or other agreement or arrangement or understanding (including any profit-sharing arrangement) with respect to, or consent to, a Transfer of, any or all of the Covered Shares; (ii) grant any proxies or powers of attorney with respect to any or all of the Covered Shares (except in connection with voting by proxy at a meeting of stockholders of Hillman as contemplated by Section 1 of this Agreement); (iii) permit to exist any Lien with respect to any or all of the Covered Shares other than those created by this Agreement. Notwithstanding the foregoing, this Section 3.1 shall not prohibit a Transfer of Covered Shares by any Holder to an Affiliate of such Holder; provided that such Transfer shall be permitted only if, prior to or in connection with such Transfer, the transferee agrees in writing,

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reasonably satisfactory in form and substance to Landcadia, to assume all of the obligations of such Holder hereunder and to be bound by the terms of this Agreement; provided further that any Transfer permitted under this Section 3.1 shall not relieve the Holder of its obligations under this Agreement. Any transfer in violation of this Section 3.1 shall be null and void ab initio.
3.2.   Covered Shares.   In the event of a stock dividend or distribution, or any change in the Covered Shares by reason of any stock dividend or distribution, split-up, recapitalization, combination, conversion, exchange of shares or the like, the term “Covered Shares” shall be deemed to refer to and include the Covered Shares as well as all such stock dividends and distributions and any securities into which or for which any or all of the Covered Shares may be changed or exchanged or which are received in such transaction. Each Holder agrees, while this Agreement is in effect, to notify Landcadia promptly in writing (including by e-mail) of the number of any additional Covered Shares acquired by such Holder, if any, after the date hereof.
3.3.   Inconsistent Actions.   Each Holder agrees, while this Agreement is in effect, not to take or agree or commit to take any action that would make any representation and warranty of the Holders contained in this Agreement inaccurate or have the effect of preventing or disabling the Holders from performing its obligations under this Agreement.
3.4.   Standstill Obligations.   Each Holder covenants and agrees that, prior to the Termination Date:
3.4.1.   Each Holder shall be bound by and comply with Sections 6.11 (No Solicitation) and 6.4 (Confidentiality) of the Merger Agreement (and any relevant definitions contained in any such sections) to the same extent as such provisions apply to Hillman as if such Holder were a signatory to the Merger Agreement with respect to such provisions.
3.4.2.   Each Holder shall not, nor shall any Holder act in concert with any person to, deposit any of the Covered Shares in a voting trust or subject any of the Covered Shares to any arrangement or agreement with any person with respect to the voting of the Covered Shares, except as provided by Section 3.1.
3.5.   Stop Transfers.   Each Holder agrees with, and covenants to, Landcadia that no Holder shall request that Hillman register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any Covered Shares during the term of this Agreement without the prior written consent of Landcadia, in its sole discretion, other than pursuant to a transfer permitted by Section 3.1.
3.6.   No Inconsistent Agreements.   Each Holder hereby covenants and agrees that, except for this Agreement, no Holder shall, at any time while this Agreement remains in effect, (i) be party or subject to, or enter into any voting agreement or voting trust with respect to such Holder’s Covered Shares inconsistent with such Holder’s obligations pursuant to this Agreement, (ii) grant a proxy, a consent or power of attorney with respect to such Holder’s Covered Shares and (iii) be party or subject to, or enter into any agreement or taken any action that would make any representation or warranty of the Holders contained herein untrue or incorrect in any material respect or have the effect of preventing the Holders from performing any of their obligations under this Agreement.
3.7.   Non-Circumvention.   Each party hereto agrees that it shall not, and shall cause its Affiliates not to, indirectly accomplish that which it is not permitted to accomplish directly under this Agreement pursuant to provisions of this Agreement that have not been terminated pursuant to Section 4.
4.   Termination.
This Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of (i) the Effective Time, (ii) such date and time as the Merger Agreement is validly terminated in accordance with its terms and (iii) upon the mutual written agreement of each of the parties hereto to terminate this Agreement (the earliest such date under clause (i), (ii) and (iii) being referred to herein as the “Termination Date”); provided that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. Landcadia shall promptly notify each Holder of the termination of the Merger Agreement promptly after the

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termination of such agreement. Notwithstanding anything to the contrary herein, the provisions of Section 5 shall survive the termination of this Agreement.
5.   Miscellaneous.
5.1.   Further Assurances.   The parties hereto shall execute and deliver such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the transactions contemplated by this Agreement.
5.1.1.   Each of the parties hereto acknowledges that Landcadia and others will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Agreement. Prior to the Termination Date, each of the parties hereto agrees to promptly notify the other parties hereto if any of the acknowledgments, understandings, agreements, representations and warranties made by such party set forth herein are no longer accurate in all material respects.
5.1.2.   Each Holder, from time to time, at Landcadia’s request and without further consideration, shall execute and deliver such additional documents and take all such further action as may be reasonably necessary under applicable Legal Requirements to effect the actions and consummate the transactions contemplated by the Merger Agreement and this Agreement on the terms and subject to the conditions set forth herein and therein.
5.1.3.   Each of the Holders and Landcadia is entitled to rely upon this Agreement and is irrevocably authorized to produce this Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.
5.1.4.   Each of the parties hereto shall pay all of their respective expenses in connection with this Agreement and the transactions contemplated herein.
5.1.5.   Each Holder shall take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by this Agreement on the terms and conditions described therein no later than immediately prior to the consummation of the Transactions.
5.1.6.   Each Holder further agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class Action with respect to, any Action or claim, derivative or otherwise, against Landcadia, Landcadia’s Affiliates, the Sponsors, Hillman or any of their respective successors and assigns relating to the negotiation, execution or delivery of this Agreement, the Merger Agreement or any other Transaction Document.
5.2.   Notices.   Any notice or communication required or permitted hereunder shall be in writing and either delivered personally, emailed or sent by overnight mail via a reputable overnight carrier, and shall be deemed to be given and received (i) when so delivered personally, (ii) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (iii) the next day when sent by overnight carrier to the address below or to such other address or addresses as such person may hereafter designate by notice given hereunder:
(i)   If to Landcadia:
Landcadia Holdings III, Inc.
1501 West Loop South.
Houston, TX 77027
Attention: Steven L. Scheinthal
              General Counsel
E-mail:     sscheinthal@ldry.com

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with a copy (which shall not constitute notice) to:
White & Case LLP
1221 Avenue of the Americas
New York, NY 10020
Attention: Joel L. Rubinstein
              Michael A. Deyong
Email:   joel.rubinstein@whitecase.com
           michael.deyong@whitecase.com
(ii)   If to a Holder, to such address or addresses set forth on the signature page hereto next to such Holder’s name.
5.3.   Entire Agreement.   This Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof, including any commitment letter(s) entered into relating to the subject matter hereof.
5.4.   Modifications and Amendments.   This Agreement may not be amended, modified, supplemented or waived (i) except by an instrument in writing, signed by the party against whom enforcement of such amendment, modification, supplement or waiver is sought, (ii) without the prior written consent of Landcadia and (iii) in the event that such amendment, modification, supplement or waiver would reasonably be expected to materially and adversely affect the closing of the Transactions pursuant to the Merger Agreement, without the prior written consent of Hillman; provided that any rights (but not obligations) of a party under this Agreement may be waived, in whole or in part, by such party on its own behalf without the prior consent of any other party.
5.5.   Assignment.   Except for transfers permitted by Section 3.1, neither this Agreement nor any rights, interests or obligations that may accrue to the parties hereunder may be transferred or assigned without the prior written consent of each of the other parties hereto. Any such assignment without such consent shall be null and void. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns.
5.6.   Benefit.
5.6.1.   Except as otherwise provided herein, this Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns. This Agreement shall not confer rights or remedies upon any person other than the parties hereto and their respective successors and assigns.
5.6.2.   Each Holder acknowledges and agrees that (i) this Agreement is being entered into in order to induce Landcadia to execute and deliver the Merger Agreement and without the representations, warranties, covenants and agreements of the Holders hereunder, Landcadia would not enter into the Merger Agreement, (ii) each representation, warranty, covenant and agreement of the Holders hereunder is being made also for the benefit of Landcadia, and (iii) Landcadia may directly enforce (including by an action for specific performance, injunctive relief or other equitable relief in accordance with Section 5.12) each of the covenants and agreements of Holder under this Agreement.
5.6.3.   Each of the Holders and Landcadia agrees that Hillman is a third-party beneficiary of this Agreement and Hillman may directly enforce (including by an action for specific performance, injunctive relief or other equitable relief) each of the covenants and agreements of the Holders under this Agreement, as amended, modified, supplemented or waived in accordance with Section 5.4.
5.7.   Capacity; Fiduciary Duties.   The covenants and agreements set forth herein shall not (a) limit or affect any action or inaction by any Holder or any representative of such Holder serving as a member of the board of directors of Hillman or as an officer, employee or fiduciary of Hillman, in each case, acting in

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such person’s capacity as a director, officer, employee or fiduciary of Hillman, or (b) prevent any Holder or Holder designee, director, officer or employee serving on the board of directors of Hillman from exercising his or her fiduciary duties while acting in such person’s capacity as a director of Hillman. Each Holder is entering into this Agreement solely in its capacity as the beneficial owner of such Holder’s Hillman Shares, and not in such Holder’s capacity as a director, officer or employee of Hillman or any of Hillman’s Subsidiaries, and nothing in the foregoing sentence shall be deemed to limit, amend, modify or waive (a) any obligation of any Holder hereunder in such Holder’s capacity as a beneficial owner of such Holder’s Hillman Shares or (b) any obligation of Hillman under the Merger Agreement or any other Transaction Document.
5.8.   Governing Law.   This Agreement, and all claims or causes of action (each, an “Action”) based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Legal Requirements of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Legal Requirements of another jurisdiction.
5.9.   Consent to Jurisdiction; Waiver of Jury Trial.   Any Action based upon, arising out of or related to this Agreement or the transactions contemplated hereby may be brought in federal and state courts located in the State of Delaware, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this paragraph. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
5.10.   Severability.   If any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.
5.11.   No Waiver of Rights, Powers and Remedies.   No failure or delay by a party hereto in exercising any right, power or remedy under this Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.
5.12.   Remedies.
5.12.1.   The parties agree that irreparable damage would occur if this Agreement was not performed or the Closing is not consummated in accordance with its specific terms or was otherwise breached and that money damages or other legal remedies would not be an adequate remedy for any such damage. It is accordingly agreed that the parties hereto shall be entitled to equitable relief, including in the form of an injunction or injunctions, to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, including the Holders’ obligations to vote their Covered Shares as provided in this Agreement, without proof of actual damages or the inadequacy of monetary damages as a remedy, in an appropriate court of competent jurisdiction as set forth in Section 5.9, this being in addition to any other remedy to which any party is entitled at law or in equity, including money damages. The right to specific enforcement shall include the

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right of the parties to cause the other parties to cause the transactions contemplated hereby to be consummated on the terms and subject to the conditions and limitations set forth in this Agreement. The parties hereto further agree (i) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy, (ii) not to assert that a remedy of specific enforcement pursuant to this Section 5.12 is unenforceable, invalid, contrary to applicable law or inequitable for any reason, and (iii) to waive any defenses in any action for specific performance, including the defense that a remedy at law would be adequate. In connection with any action for which Landcadia is being granted an award of money damages, the Holders agree that such damages shall include, without limitation, damages related to the cash consideration that is or was to be paid to Landcadia under the Merger Agreement and such damages are not limited to an award of out-of-pocket fees and expenses related to the Merger Agreement.
5.12.2.   The parties acknowledge and agree that this Section 5.12 is an integral part of the transactions contemplated hereby and without that right, the parties hereto would not have entered into this Agreement.
5.12.3.   In any dispute arising out of or related to this Agreement, or any other agreement, document, instrument or certificate contemplated hereby, or any transactions contemplated hereby or thereby, the applicable adjudicating body shall award to the prevailing party, if any, the costs and attorneys’ fees reasonably incurred by the prevailing party in connection with the dispute and the enforcement of its rights under this Agreement or any other agreement, document, instrument or certificate contemplated hereby and, if the adjudicating body determines a party to be the prevailing party under circumstances where the prevailing party won on some but not all of the claims and counterclaims, the adjudicating body may award the prevailing party an appropriate percentage of the costs and attorneys’ fees reasonably incurred by the prevailing party in connection with the adjudication and the enforcement of its rights under this Agreement or any other agreement, document, instrument or certificate contemplated hereby or thereby.
5.13.   Survival of Representations and Warranties.   All representations and warranties made by the parties hereto in this Agreement shall survive the Closing.
5.14.   No Broker or Finder.   Each of the Holders represents and warrants to the other parties hereto that no broker, finder or other financial consultant has acted on its behalf in connection with this Agreement or the transactions contemplated hereby in such a way as to create any liability on any other party hereto. Each of the Holders agrees to indemnify and save the other parties hereto harmless from any claim or demand for commission or other compensation by any broker, finder, financial consultant or similar agent claiming to have been employed by or on behalf of such party and to bear the cost of legal expenses incurred in defending against any such claim.
5.15.   Headings and Captions.   The headings and captions of the various subdivisions of this Agreement are for convenience of reference only and shall in no way modify or affect the meaning or construction of any of the terms or provisions hereof.
5.16.   Counterparts.   This Agreement may be executed in one or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other parties, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by any form of electronic delivery, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof.
5.17.   Construction.   The words “include,” “includes,” and “including” will be deemed to be followed by “without limitation.” Pronouns in masculine, feminine, and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. The words “herein,” “hereof,” “hereby,” “hereunder,” and words of similar import refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The parties hereto intend that each representation, warranty, and covenant contained herein will have independent significance. If any party hereto has breached any representation, warranty, or covenant

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contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which such party has not breached will not detract from or mitigate the fact that such party is in breach of the first representation, warranty, or covenant.
5.18.   Mutual Drafting.   This Agreement is the joint product of the parties hereto and each provision hereof has been subject to the mutual consultation, negotiation and agreement of the parties hereto and shall not be construed for or against any party.
5.19.   Consent to Disclosure.   Each Holder hereby consents to the publication and disclosure in any (i) Form 8-K filed by Hillman or Landcadia with the SEC in connection with the execution and delivery of the Merger Agreement and the Registration Statement or (ii) other documents or communications provided by Hillman or Landcadia to any Governmental Entity or to securityholders of Hillman, in each case, to the extent required by the federal securities laws or the SEC or any other securities authorities, of each Holder’s name or identity and beneficial ownership of Covered Shares and the nature of each Holder’s commitments, arrangements and understandings under and relating to this Agreement and, if deemed appropriate by Hillman or Landcadia, a copy of this Agreement. Without each Holder’s prior written consent, Hillman and Landcadia shall not use such Holder’s name in any press release issued in connection with the Transactions. Each Holder will promptly provide any information reasonably requested by Hillman or Landcadia for any regulatory application or filing made or approval sought in connection with the Transactions (including filings with the SEC).
5.20.   No Ownership Interest.   Nothing contained in this Agreement shall be deemed to vest in Landcadia any direct or indirect ownership or incidence of ownership of or with respect to any Covered Shares.
5.21.   No Partnership, Agency or Joint Venture.   This Agreement is intended to create a contractual relationship between the Holders, on the one hand, and Landcadia, on the other hand, and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship between or among the parties.
5.22.   No Recourse.   Notwithstanding anything to the contrary contained herein or otherwise, but without limiting any provision in the Merger Agreement or any other Transaction Document, this Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement or the transactions contemplated hereby, may only be made against the entities and Persons that are expressly identified as parties to this Agreement in their capacities as such and no former, current or future stockholders, equity holders, controlling persons, directors, officers, employees, general or limited partners, members, managers, agents or affiliates of any party hereto, or any former, current or future direct or indirect stockholder, equity holder, controlling person, director, officer, employee, general or limited partner, member, manager, agent or affiliate of any of the foregoing (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith. Without limiting the rights of any party against the other parties hereto, in no event shall any party or any of its affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Non-Recourse Party.
[Signature Page Follows]

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IN WITNESS WHEREOF, Landcadia and each Holder has executed or caused this Voting and Support Agreement to be executed by its duly authorized representative as of the date set forth below.
LANDCADIA
LANDCADIA HOLDINGS III, INC.
By:

Name:
Title:
[Signature Page to Voting and Support Agreement]

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HOLDER
[HOLDER]
By:
Name:
Title:
Hillman Shares:
Notice Address:
[Signature Page to Voting and Support Agreement]

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HOLDER
[HOLDER]
By:
Name:
Title:
Hillman Shares:
Notice Address:
[Signature Page to Voting and Support Agreement]

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EXHIBIT B
Parent Third A&R Certificate of Incorporation
[See Annex C to this proxy statement/prospectus.]

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EXHIBIT C
Parent A&R Bylaws
[See Annex D to this proxy statement/prospectus.]

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EXHIBIT D
A&R Letter Agreement
January 24, 2021
Landcadia Holdings III, Inc.
1510 West Loop South
Houston, Texas 77027
Re: Sponsor Letter Agreement
Ladies and Gentlemen:
This letter (this “Letter Agreement”) is being delivered to you in connection with that certain Agreement and Plan of Merger, dated as of the date hereof, by and among Landcadia Holdings III, Inc. (“Landcadia”), HMAN Group Holdings Inc. (“Hillman”) and the other parties thereto (the “Merger Agreement”) and hereby amends and restates in its entirety (i) that certain letter, dated October 8, 2020, from TJF, LLC and Jefferies Financial Group Inc. (each, a “Sponsor” and collectively, the “Sponsors”) and each of the undersigned individuals other than Dona Cornell, each of whom is a member of Landcadia’s board of directors and/or management team (each, an “Insider” and collectively, the “Insiders”) to Landcadia (the “Prior Letter Agreement”) and (ii) that certain letter, dated January 6, 2021, from Dona Cornell to Landcadia. Certain capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.
In order to induce Hillman and Landcadia to enter into the Merger Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each Sponsor and each of the Insiders, hereby agrees with Landcadia and, at all times prior to any valid termination of the Merger Agreement, Hillman as follows:
1.
Each Sponsor and each Insider hereby agrees: (i) that at any duly called meeting of the stockholders of Landcadia (or any adjournment or postponement thereof), and in any action by written consent of the stockholders of Landcadia requested by Landcadia’s board of directors or undertaken as contemplated by the Transactions, each Sponsor and each Insider shall, if a meeting is held, appear at the meeting, in person or by proxy, or otherwise cause all of its, his or her shares of Capital Stock to be counted as present thereat for purposes of establishing a quorum, and it, he or she shall vote or consent (or cause to be voted or consented), in person or by proxy, all of its, his or her shares of Capital Stock (a) in favor of the adoption of the Merger Agreement and approval of the Transactions (and any actions required in furtherance thereof), (b) against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach of any representation, warranty, covenant, obligation or agreement of Landcadia contained in the Merger Agreement, (c) in favor of any other proposals set forth in Landcadia’s proxy statement to be included as part of the Registration Statement on Form S-4 to be filed by Landcadia with the SEC relating to the Transactions (including any amendments or supplements thereto, the “Proxy Statement”), (d) for any proposal to adjourn or postpone the applicable stockholder meeting to a later date if (and only if) (1) there are not sufficient votes for approval of the Merger Agreement and any other proposals related thereto as set forth in the Proxy Statement on the dates on which such meetings are held or (2) the closing condition in Section 7.1(k) of the Merger Agreement has not been satisfied, and (e) except as set forth in the Proxy Statement, against the following actions or proposals: (1) any Business Combination or any proposal in opposition to approval of the Merger Agreement or in competition with or inconsistent with the Merger Agreement; and (2) (A) any change in the present capitalization of Landcadia or any amendment of Landcadia’s second amended and restated certificate of incorporation (as it may be amended from time to time, the “Second A&R Certificate of Incorporation”), except to the extent expressly contemplated by the Merger Agreement, (B) any liquidation, dissolution or other change in Landcadia’s corporate structure or business, (C) any action, proposal, transaction or agreement that would result in a breach in any material respect of any covenant, representation or warranty or other obligation or agreement of the Sponsors or such Insider under this Letter Agreement, or (D) any other action or proposal involving Landcadia or any of its subsidiaries that is intended, or

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would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect the Transactions, and (ii) not to redeem, elect to redeem or tender or submit any of its shares of Common Stock owned by it, him or her for redemption in connection with such stockholder approval or proposed Business Combination, or in connection with any vote to amend the Second A&R Certificate of Incorporation. Prior to any valid termination of the Merger Agreement, (x) each Sponsor and each Insider shall take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary under applicable Legal Requirements to consummate the Merger and the other transactions contemplated by the Merger Agreement and on the terms and subject to the conditions set forth therein, and (y) each Sponsor and each Insider shall be bound by and comply with Sections 6.11 (No Solicitation) and 6.4 (Confidentiality; Communications Plan; Access to Information) of the Merger Agreement (and any relevant definitions contained in any such sections) as if such Person were a signatory to the Merger Agreement with respect to such provisions. If Landcadia seeks to consummate a proposed Business Combination by engaging in a tender offer, each Sponsor and each Insider agrees that it, he or she will not seek to sell any shares of Common Stock owned by it, him or her to Landcadia in connection therewith. The obligations of the Sponsors and the Insiders specified in this paragraph 1 shall apply whether or not the Merger, any of the Transactions or any action described above is recommended by Landcadia’s board of directors.
2.
(a) Each Sponsor and each Insider hereby agrees that in the event that Landcadia fails to consummate a Business Combination by October 14, 2022, or such later period approved by Landcadia’s stockholders in accordance with the Second A&R Certificate of Incorporation, each Sponsor and each Insider shall take all reasonable steps to cause Landcadia to (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 Business Days thereafter, subject to lawfully available funds therefor, redeem 100% of the Common Stock sold as part of the Units in the Public Offering (the “Offering Shares”), at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account (as defined below), including interest earned on the funds held in the Trust Account and not previously released to Landcadia to pay its taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Offering Shares, which redemption will completely extinguish all Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of Landcadia’s remaining stockholders and Landcadia’s board of directors, dissolve and liquidate, subject in each case to Landcadia’s obligations under Delaware law to provide for claims of creditors and other requirements of applicable law. Each Sponsor and each Insider agrees to not propose any amendment to the Second A&R Certificate of Incorporation to modify the substance or timing of Landcadia’s obligation (i) to redeem 100% of the Offering Shares if Landcadia does not complete a Business Combination by the date set forth in the Second A&R Certificate of Incorporation or (ii) to provide for redemption in connection with a Business Combination, unless Landcadia provides its public stockholders with the opportunity to redeem their shares of Common Stock upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to Landcadia to pay its taxes, divided by the number of then outstanding Offering Shares.

(b) Each Sponsor and each Insider acknowledges that it, he or she has no right, title, interest or claim of any kind in or to any monies held in the Trust Account or any other asset of Landcadia as a result of any liquidation of Landcadia with respect to the Founder Shares held by it, him or her. Each Sponsor and each Insider hereby further waives, with respect to any shares of Common Stock held by it, him or her, if any, any redemption rights it, he or she may have in connection with the consummation of a Business Combination, including, without limitation, any such rights available in the context of a stockholder vote to approve such Business Combination or a stockholder vote to approve an amendment to the Second A&R Certificate of Incorporation to modify the substance or timing of Landcadia’s obligation to redeem 100% of the Offering Shares if Landcadia has not consummated a Business Combination within the time period set forth in the Second A&R Certificate of Incorporation or in the context of a tender offer made by Landcadia to

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purchase shares of Common Stock (although the Sponsors, the Insiders and their respective affiliates shall be entitled to redemption and liquidation rights with respect to any Offering Shares it or they hold if Landcadia fails to consummate a Business Combination within the time period set forth in the Second A&R Certificate of Incorporation).
3.
Without limiting their obligations under paragraph 6 below, during the period commencing on the date hereof and ending on the earlier of (a) the valid termination of the Merger Agreement or (b) the Closing, each Sponsor and each Insider shall not, without the prior written consent of Landcadia, Transfer any Units, shares of Capital Stock, warrants (each, a “Warrant”) to purchase shares of Common Stock or any securities convertible into, or exercisable, or exchangeable for, shares of Common Stock owned by it, him or her. In the event that (i) any shares of Capital Stock, Warrants or other equity securities of Landcadia are issued to the Sponsors or any Insider after the date hereof pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of shares of Capital Stock of, on or affecting the shares of Capital Stock owned by the Sponsors or any Insider or otherwise, (ii) the Sponsors or any Insider purchases or otherwise acquires beneficial ownership of any shares of Capital Stock, Warrants or other equity securities of Landcadia after the date hereof or (iii) the Sponsors or any Insider acquires the right to vote or share in the voting of any shares of Capital Stock, Warrants or other equity securities of Landcadia after the date hereof (such shares of Capital Stock, Warrants or other equity securities of Landcadia described in clauses (i), (ii) and (iii), the “New Shares”), then such New Shares acquired or purchased by the Sponsors or any Insider shall be subject to the terms of this paragraph 3 and paragraph 1 above to the same extent as if they constituted the Capital Stock or Warrants owned by such Sponsor or Insider as of the date hereof.

4.
In the event of the liquidation of the Trust Account upon the failure of Landcadia to consummate its initial Business Combination within the time period set forth in the Second A&R Certificate of Incorporation, each Sponsor (together, the “Indemnitors”) jointly and severally agrees to indemnify and hold harmless Landcadia against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all legal or other expenses reasonably incurred in investigating, preparing or defending against any litigation, whether pending or threatened) to which Landcadia may become subject as a result of any claim by (i) any third party for services rendered or products sold to Landcadia or (ii) any prospective target business with which Landcadia has entered into a written letter of intent, confidentiality or other similar agreement or Business Combination agreement (a “Target”); provided, that such indemnification of Landcadia by the Indemnitors (x) shall apply only to the extent necessary to ensure that such claims by a third party or a Target do not reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Offering Share and (ii) the actual amount per Offering Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Offering Share is then held in the Trust Account due to reductions in the value of the trust assets, less interest earned on the Trust Account which may be withdrawn to pay taxes, (y) shall not apply to any claims by a third party or a Target which executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) and (z) shall not apply to any claims under Landcadia’s indemnification of Jefferies, LLC (the “Representative”) against certain liabilities, including liabilities under the Securities Act of 1933, as amended. Each Indemnitor shall have the right to defend against any such claim with counsel of its choice reasonably satisfactory to Landcadia if, within 15 days following written receipt of notice of the claim to such Indemnitor, such Indemnitor notifies Landcadia in writing that it shall undertake such defense

5.
Each Sponsor and each Insider hereby agrees and acknowledges that: (i) the Representative, Landcadia and, prior to any valid termination of the Merger Agreement, Hillman would be irreparably injured in the event of a breach by either Sponsor or an Insider of its, his or her obligations under paragraphs 1, 2, 3, 4, 6(a), 6(b), 6(c), 6(d), 8 and 14, as applicable, of this Letter Agreement (with respect to the Representative, only to the extent such provisions were contained in the Prior Letter Agreement), (ii) monetary damages may not be an adequate remedy for such breach and (iii) the non-breaching party shall be entitled to injunctive relief, in addition to any other remedy that such party may have in law or in equity, in the event of such breach.

6.
(a) Each Sponsor and each Insider agrees that it, he or she shall not Transfer any Founder Shares

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(or any shares of Common Stock issuable upon conversion thereof) until the earlier of (A) one year after the Closing Date or (B) after the Closing Date, (x) if the last sale price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date or (y) the date on which Landcadia completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of Landcadia’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property (the “Founder Shares Lock-up Period”).
(b) Each Sponsor and each Insider agrees that it, he or she shall not Transfer any Private Placement Warrants (or shares of Common Stock issued or issuable upon the exercise of the Private Placement Warrants), until 30 days after the Closing Date (the “Private Placement Warrants Lock-up Period”, and together with the Founder Shares Lock-up Period, the “Lock-up Periods”).
(c) Notwithstanding the provisions set forth in paragraphs 3, 6(a) and (b), the following Transfers of the Founder Shares, the Private Placement Warrants and shares of Common Stock issued or issuable upon the exercise or conversion of the Private Placement Warrants or the Founder Shares and that are held by either Sponsor, any Insider or any of their permitted transferees (that have complied with this paragraph 6(c)), are permitted (a) to Landcadia’s officers or directors, any affiliates or family members of any of Landcadia’s officers or directors, any members of the Sponsors or any affiliates of the Sponsors; (b) in the case of an individual, by gift to a member of such individual’s immediate family or to a trust, the beneficiary of which is a member of such individual’s immediate family, an affiliate of such individual or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of such individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) by private sales or transfers made in connection with any forward purchase agreement or similar arrangement or in connection with the consummation of an initial Business Combination at prices no greater than the price at which the shares or warrants were originally purchased; (f) in the event of Landcadia’s liquidation prior to the completion of an initial Business Combination; or (g) by virtue of the laws of the State of Delaware or the organizational documents of either Sponsor’s upon dissolution of either Sponsor; provided, that in the case of clauses (a) through (e) or (g), these permitted transferees must enter into a written agreement with Landcadia agreeing to be bound by the transfer restrictions herein and the other restrictions contained in this Agreement and by the same agreements entered into by the Sponsors with respect to such securities (including provisions relating to voting, the Trust Account and liquidating distributions).
(d) (1) (A) Section 4.3(b)(i) of the Second A&R Certificate of Incorporation provides that each share of Class B Common Stock shall automatically convert into one share of Class A Common Stock (the “Initial Conversion Ratio”) at the time of the Business Combination, and (B) Section 4.3(b)(ii) of the Second A&R Certificate of Incorporation provides that the Initial Conversion Ratio shall be adjusted (the “Adjustment”) in the event that additional shares of Common Stock or other equity-linked securities are issued in excess of the amounts offered in the Public Offering such that the Sponsors and the Insiders shall continue to own 20% of the issued and outstanding shares of Capital Stock after giving effect to such issuance.
(2) As of and conditioned upon the Closing, each Sponsor and each Insider hereby irrevocably relinquishes and waives any and all rights each Sponsor and each Insider has or will have under Section 4.3(b)(ii) of the Second A&R Certificate of Incorporation to receive shares of Common Stock in excess of the number issuable at the Initial Conversion Ratio upon conversion of the existing Class B Common Stock held by him, her or it, as applicable, in connection with the Closing as a result of any Adjustment, and, as a result, the shares of Class B Common Stock shall convert into shares of Class A Common Stock (or such equivalent security) at Closing on a one-for-one basis.
(e) Substantially simultaneously with, but immediately prior to (and contingent upon), the Closing, each Sponsor shall, for no consideration, forfeit and surrender its pro rata share of 2,828,000 Founder Shares, and TJF, LLC, shall for no consideration, forfeit and surrender 1,000,000 Founder Shares (such 3,828,000 forfeited Founder Shares, the “Forfeited Shares”) to Landcadia

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for cancellation. Each Sponsor and Landcadia shall take such actions as are necessary to cause the Forfeited Shares to be retired and canceled, after which the Forfeited Shares shall no longer be issued, outstanding, convertible or exercisable, and each Sponsor shall provide Landcadia and Hillman with evidence that such retirement and cancellation has occurred.
7.
Each Sponsor and each Insider represents and warrants that it, he or she has never been suspended or expelled from membership in any securities or commodities exchange or association or had a securities or commodities license or registration denied, suspended or revoked. Each Insider’s biographical information furnished to Landcadia (including any such information to be included in the Proxy Statement) is true and accurate in all respects and does not omit any material information with respect to the Insider’s background. Each Insider represents and warrants that: it, he or she is not subject to or a respondent in any legal action for, any injunction, cease-and-desist order or order or stipulation to desist or refrain from any act or practice relating to the offering of securities in any jurisdiction; it, he or she has never been convicted of, or pleaded guilty to, any crime (i) involving fraud, (ii) relating to any financial transaction or handling of funds of another person, or (iii) pertaining to any dealings in any securities and it, he or she is not currently a defendant in any such criminal proceeding.

8.
Except as disclosed in Section 3.16 (Brokers; Third Party Expenses) of the Company Disclosure Letter, neither the Sponsors nor any Insider, nor any affiliate of the Sponsors or any Insider, nor any director or officer of Landcadia, shall receive from Landcadia any finder’s fee, reimbursement, consulting fee, monies in respect of any repayment of a loan or other compensation prior to, or in connection with any services rendered in order to effectuate, the consummation of Landcadia’s initial Business Combination (regardless of the type of transaction that it is), other than the following, none of which will be made from the proceeds held in the Trust Account prior to the completion of the initial Business Combination and each of which shall, as of and in connection with the Closing, be paid off in full and no further liabilities or obligations in respect thereof shall be due and owing by Landcadia or Hillman or any of its Subsidiaries from and after the Closing: payment to Fertitta Entertainment, Inc. for certain office space, utilities and secretarial and administrative support as may be reasonably required by Landcadia for a total of $20,000 per month; reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial Business Combination; payment of a customary financial advisory fee to an affiliate of Jefferies Financial Group Inc. in an amount that constitutes a market standard financial advisory fee for comparable transactions at the closing of Landcadia’s initial Business Combination; and repayment of loans, if any, and on such terms as to be determined by Landcadia from time to time, made by the Sponsors or any of Landcadia’s officers or directors to finance transaction costs in connection with an intended initial Business Combination, provided, that if Landcadia does not consummate an initial Business Combination, a portion of the working capital held outside the Trust Account may be used by Landcadia to repay such loaned amounts so long as no proceeds from the Trust Account are used for such repayment. Up to $1,500,000 of such loans may be convertible into warrants at a price of $1.50 per warrant at the option of the lender. Such warrants would be identical to the Private Placement Warrants, including as to exercise price, exercisability and exercise period. During the period commencing on the date hereof and ending on the earlier of (i) the consummation of the Closing and (ii) the valid termination of the Merger Agreement, each Sponsor and each Insider agrees not to enter into, modify or amend any Contract between or among the Sponsors, any Insider, anyone related by blood, marriage or adoption to any Insider or any Affiliate of any such Person (other than Landcadia or any of its Subsidiaries), on the one hand, and Landcadia or any of its Subsidiaries, on the other hand, that would contradict, limit, restrict or impair (x) any party’s ability to perform or satisfy any obligation under this Letter Agreement or (y) Hillman’s or Landcadia’s ability to perform or satisfy any obligation under the Merger Agreement.

9.
Each Sponsor and each Insider has full right and power, without violating any agreement to which it is bound (including, without limitation, any non-competition or non-solicitation agreement with any employer or former employer), to enter into this Letter Agreement and, as applicable, to serve as an officer and/or director on the board of directors of Landcadia.

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10.
As compensation for service on the board of directors of Landcadia by each Insider serving as an “independent” member of the board of directors of Landcadia under Nasdaq listing standards and applicable Commission rules (each, an “Independent Director”), if Landcadia consummates its initial Business Combination, Landcadia shall pay $100,000 to each Independent Director at the time of the consummation of the initial Business Combination so long as such Independent Director has continuously served as an Independent Director until such time.

11.
As used herein, (i) “Business Combination” shall mean a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination, involving Landcadia and one or more businesses; (ii) “Capital Stock” shall mean, collectively, the Common Stock and the Founder Shares; (iii) “Class B Common Stock” shall mean Landcadia’s Class B Common Stock, par value $0.0001 per share; (iv) “Common Stock” shall mean Landcadia’s Class A Common Stock, par value $0.0001 per share; (v) “Commission” shall mean the U.S. Securities and Exchange Commission; (vi) “Founder Shares” shall mean (a) the 12,500,000 shares of Landcadia’s Class B common stock, par value $0.0001 per share, held by the Sponsors; (vii) “Private Placement Warrants” shall mean an aggregate of 8,000,000 Warrants that the Sponsors purchased for an aggregate purchase price of $12,000,000, or $1.50 per Warrant in connection with the closing of the Public Offering; (viii) “Public Offering” shall mean the initial public offering of 50,000,000 of Landcadia’s Units (the “Units”), each comprised of one share of Common Stock and one-third of one Warrant; (ix) “Public Stockholders” shall mean the holders of securities issued in the Public Offering; (x) “Trust Account” shall mean the trust fund into which a portion of the net proceeds of the Public Offering were deposited; and (xi) “Transfer” shall mean the (a) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the Commission promulgated thereunder with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).

12.
Landcadia maintains an insurance policy or policies providing directors’ and officers’ liability insurance, and each Director is covered by such policy or policies, in accordance with its or their terms, to the maximum extent of the coverage available for any of Landcadia’s directors or officers.

13.
This Letter Agreement and the other agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby, including without limitation, the Prior Letter Agreement. This Letter Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by all parties hereto, it being acknowledged and agreed that Hillman’s execution of such an instrument will not be required after any valid termination of the Merger Agreement.

14.
No party hereto may assign either this Letter Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties (except that, following any valid termination of the Merger Agreement, no consent from Hillman shall be required). Any purported assignment in violation of this paragraph shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Letter Agreement shall be binding on Landcadia, each Sponsor and each Insider and their respective successors, heirs and assigns and permitted transferees.

15.
Nothing in this Letter Agreement shall be construed to confer upon, or give to, any person or corporation other than the parties hereto any right, remedy or claim under or by reason of this Letter Agreement or of any covenant, condition, stipulation, promise or agreement hereof. All

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covenants, conditions, stipulations, promises and agreements contained in this Letter Agreement shall be for the sole and exclusive benefit of Landcadia, each Sponsor and the Insiders (and, prior to any valid termination of the Merger Agreement, Hillman) and their successors, heirs, personal representatives and assigns and permitted transferees. Notwithstanding anything herein to the contrary, each of Landcadia, each Sponsor and each Insider acknowledges and agrees that Hillman is an express third-party beneficiary of this Agreement and may directly enforce (including by an action for specific performance, injunctive relief or other equitable relief) each of the provisions set forth in this Letter Agreement as though directly party hereto.
16.
This Letter Agreement may be executed in any number of original or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

17.
This Letter Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Letter Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Letter Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

18.
This Letter Agreement, and all claims or causes of action (each, an “Action”) based upon, arising out of, or related to this Letter Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction. Any Action based upon, arising out of or related to this Letter Agreement or the transactions contemplated hereby may be brought in federal and state courts located in the State of Delaware, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Letter Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this paragraph. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS LETTER AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

19.
Any notice, consent or request to be given in connection with any of the terms or provisions of this Letter Agreement shall be in writing and shall be sent by express mail or similar private courier service, by certified mail (return receipt requested), by hand delivery or email transmission to the receiving party’s address or email address set forth above or on the receiving party’s signature page hereto; provided that any such notice, consent or request to be given to Landcadia or Hillman at any time prior to the valid termination of the Merger Agreement shall be given in accordance with the terms of Section 10.2 (Notices) of the Merger Agreement.

20.
This Letter Agreement shall terminate on the earlier of (i) the expiration of the Lock-up Periods or (ii) the liquidation of the Acquiror; provided, that paragraph 4 of this Letter Agreement shall survive such liquidation; provided, further, that no such termination shall relieve the Sponsors, any Insider or the Acquiror from any liability resulting from a breach of this Letter Agreement occurring prior to such termination.

21.
Certain of the parties hereto are also a party to that certain Registration Rights Agreement, dated as of October 8, 2020, by and among Landcadia, the Sponsors and the other parties signatory thereto (the “Existing Registration Rights Agreement”). Effective as of the Closing, the Sponsors contemplated to become a party to the A&R Registration Rights Agreement in Exhibit E of the

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Merger Agreement shall deliver to Landcadia and Hillman such agreement, duly executed by such Person, in the form attached to the Merger Agreement.
22.
Each of the Sponsors and the Insiders hereby represents and warrants (severally and not jointly, as to itself, himself or herself only) to Landcadia and Hillman as follows: (i) if such Person is not an individual, it is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Letter Agreement and the consummation of the transactions contemplated hereby are within such Person’s corporate, limited liability company or organizational powers and have been duly authorized by all necessary corporate, limited liability company or organizational actions on the part of such Person; (ii) if such Person is an individual, such Person has full legal capacity, right and authority to execute and deliver this Letter Agreement and to perform his or her obligations hereunder; (iii) this Letter Agreement has been duly executed and delivered by such Person and, assuming due authorization, execution and delivery by the other parties to this Letter Agreement, this Letter Agreement constitutes a legally valid and binding obligation of such Person, enforceable against such Person in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies); (iv) the execution and delivery of this Letter Agreement by such Person does not, and the performance by such Person of his, her or its obligations hereunder will not, (A) if such Person is not an individual, conflict with or result in a violation of the organizational documents of such Person, or (B) require any consent or approval that has not been given or other action that has not been taken by any third party (including under any Contract binding upon such Person or such Person’s Founder Shares or Private Placement Warrants, as applicable), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Person of its, his or her obligations under this Letter Agreement; (v) there are no Actions pending against such Person or, to the knowledge of such Person, threatened against such Person, before (or, in the case of threatened Actions, that would be before) any arbitrator or any Governmental Entity, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Person of its, his or her obligations under this Letter Agreement; (vi) except for fees described in 3.16 (Brokers; Third Party Expenses) of the Company Disclosure Letter, no financial advisor, investment banker, broker, finder or other similar intermediary is entitled to any fee or commission from such Person, Landcadia, any of its Subsidiaries or any of their respective Affiliates in connection with the Merger Agreement or this Letter Agreement or any of the respective transactions contemplated thereby and hereby, in each case, based upon any arrangement or agreement made by or, to the knowledge of such Person, on behalf of such Person, for which Landcadia, Hillman or any of their respective Affiliates would have any obligations or liabilities of any kind or nature; (vii) such Person has had the opportunity to read the Merger Agreement and this Letter Agreement and has had the opportunity to consult with its, his or her tax and legal advisors; (viii) such Person has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of such Person’s obligations hereunder; (ix) except as otherwise described in this Letter Agreement, such Person has the direct or indirect interest in all of its, his or her Common Stock or Warrants and Founder Shares and Private Placement Warrants, which are held through the Sponsors, each Sponsor has good title to all such Founder Shares and Private Placement Warrants and any Common Stock or Warrants held by such Sponsor, and there exist no Liens or any other limitation or restriction (including, without limitation, any restriction on the right to vote, sell or otherwise dispose of such securities, other than transfer restrictions under the Securities Act) affecting any such securities, other than pursuant to (A) this Letter Agreement, (B) the Second A&R Certificate of Incorporation, (C) the Merger Agreement, (D) the Registration Rights Agreement, dated as of October 8, 2020, by and among Landcadia, the Sponsors and the other parties signatory thereto, or (E) any applicable securities laws; (x) the Founder Shares and Private Placement Warrants listed on Annex A are the only equity securities in Landcadia (including, without limitation, any equity securities convertible into, or which can be exercised or exchanged for, equity securities of Landcadia) owned of record or beneficially owned by such Person as of the date hereof and such Person has the sole power to dispose of (or sole power to cause the disposition of) and the sole power to vote (or sole power to

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direct the voting of) such Founder Shares and Private Placement Warrants and none of such Founder Shares or Private Placement Warrants is subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Founder Shares or Private Placement Warrants, except as provided in this Letter Agreement; the Sponsors and each Insider hereby agrees to supplement Annex A from time to time to the extent that the Sponsors or any Insider acquires additional securities in Landcadia; and (xi) such Person is not currently (and at all times through Closing will refrain from being or becoming) a member of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of equity securities of Landcadia (within the meaning of Rule 13d-5(b)(1) under the Exchange Act).
23.
If, and as often as, there are any changes in Landcadia, the Common Stock, the Founder Shares or the Private Placement Warrants by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or business combination, or by any other means, equitable adjustment shall be made to the provisions of this Letter Agreement as may be required so that the rights, privileges, duties and obligations hereunder shall continue with respect to Landcadia, Landcadia’s successor or the surviving entity of such transaction, the Common Stock, the Founder Shares or the Private Placement Warrants, each as so changed.

24.
Each of the parties hereto agrees to execute and deliver hereafter any further document, agreement or instrument of assignment, transfer or conveyance as may be necessary or desirable to effectuate the purposes hereof and as may be reasonably requested in writing by another party hereto.

[Signature Page Follows]

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Sincerely,
SPONSORS:
TJF, LLC
By:

Name:
Tilman J. Fertitta

Title:
Sole Managing Member

JEFFERIES FINANCIAL GROUP INC.
By:

Name:
Michael J. Sharp

Title:
Executive Vice President and General Counsel

INSIDERS:
By:

Name:
Tilman J. Fertitta

By:

Name:
Richard B. Handler

By:

Name:
Scott J. Kelly

By:

Name:
Dona Cornell

By:

Name:
Richard H. Liem

By:

Name:
Steven L. Scheinthal

By:

Name:
Nicholas Daraviras

LANDCADIA HOLDINGS III, INC.
By:

Name:
Steven L. Scheinthal

Title:
Vice President and Secretary

[Signature Page to Letter Agreement]

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EXHIBIT E
A&R Registration Rights Agreement
AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT
THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [•], is made and entered into by and among (i) Hillman Solutions Corp. (f/k/a Landcadia Holdings III, Inc.), a Delaware corporation (the “Company”), (ii) Jefferies Financial Group Inc., a New York corporation (“Jefferies”), and TJF, LLC, a Delaware limited liability company (“TJF”, and together with Jefferies and their respective Permitted Transferees (as defined herein), the “Sponsors”), (iii) CCMP Capital Investors III, L.P., a Delaware limited partnership (“CCMP III”), CCMP Capital Investors (Employee) III, L.P., a Delaware limited partnership (“CCMP Employee”) and CCMP Co-Invest III A, L.P., a Delaware limited partnership (“CCMP Co-Invest, and together with CCMP III, CCMP Employee and their respective Permitted Transferees, the “CCMP Holders”), (iv) Oak Hill Capital Partners III, L.P., a Delaware limited partnership (“Oak Hill III”) Oak Hill Capital Management Partners III, L.P., a Delaware limited partnership (“Oak Hill Management”), and OHCP III HC RO, L.P., a Delaware limited partnership (“OHCP, and together with Oak Hill III, Oak Hill Management and their respective Permitted Transferees, the “Oak Hill Holders”, and together with the CCMP Holders, the “Hillman Holders”). The Sponsors, the Hillman Holders and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 of this Agreement are each referred to herein as a “Holder” and collectively as the “Holders”.
RECITALS
WHEREAS, the Sponsors hold an aggregate of 12,500,000 shares of the Company’s Class B common stock, par value $0.0001 per share (the “Founder Shares”);
WHEREAS, upon the closing of the transactions (the “Transactions”) contemplated by that certain Agreement and Plan of Merger, dated [•], by and among the Company, Helios Sun Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Company, HMAN Group Holdings Inc., a Delaware corporation (“Hillman”), and the stockholder representative thereunder (the “Merger Agreement”), the Sponsors forfeited an aggregate of [2,828,000] Founder Shares, and [9,672,000] Founder Shares were subsequently converted, on a one-to-one basis, into shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”);
WHEREAS, on October, 8 2020, the Company and the Sponsors entered into that certain Private Placement Warrants Purchase Agreement (the “Private Placement Warrants Purchase Agreement”), pursuant to which the Sponsors purchased an aggregate of 8,000,000 warrants (the “Private Placement Warrants”), in a private placement transaction occurring simultaneously with the closing of the Company’s initial public offering on October 14, 2020;
WHEREAS, on October 8, 2020, the Company and the Sponsors entered into that certain Registration Rights Agreement (the “Existing Registration Rights Agreement”), pursuant to which the Company granted the Sponsors certain registration rights with respect to certain securities of the Company;
WHEREAS, immediately after giving effect to the Transactions, in accordance with the Merger Agreement, the Hillman Holders shall receive shares of Common Stock (the “Closing Hillman Stock”);
WHEREAS, pursuant to Section 5.5 of the Existing Registration Rights Agreement, the provisions, covenants and conditions set forth therein may be amended or modified upon the written consent of the Company and the Holders (as defined in the Existing Registration Rights Agreement) of at least a majority-in-interest of the Registrable Securities (as defined in the Existing Registration Rights Agreement) at the time in question; and
WHEREAS, the Company and the Sponsors desire to amend and restate the Existing Registration Rights Agreement pursuant to Section 5.5 thereof in order to provide the Holders with registration rights with respect to the Registrable Securities on the terms set forth herein.

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NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:
ARTICLE I
DEFINITIONS
1.1.   Definitions.   The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:
“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Board, after consultation with counsel to the Company, (a) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in light of the circumstances under which they were made) not misleading, (b) would not be required to be made at such time if the Registration Statement were not being filed, and (c) the Company has a bona fide business purpose for not making such information public.
“Affiliate” means, with respect to a specified Person, each other Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified; provided that no Holder shall be deemed an Affiliate of any other Holder solely by reason of an investment in, or holding of Common Stock (or securities convertible or exchangeable for shares of Common Stock) of, the Company. As used in this definition, “control” (including with correlative meanings, “controlled by” and “under common control with”) means possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of voting securities or by contract or other agreement); provided, however, that in no event shall the term “Affiliate” include any portfolio company of any Holder or their respective Affiliates (other than the Company).
“Agreement” shall have the meaning given in the Preamble.
“Aggregate Blocking Period” shall have the meaning given in Section 2.4.
“Board” shall mean the Board of Directors of the Company.
“Block Trade” means an offering and/or sale of Registrable Securities by any Holder on a block trade or underwritten basis (whether firm commitment or otherwise) for reoffering to the public without a roadshow or substantial marketing efforts prior to pricing, including, without limitation, a same day trade, overnight trade or similar transaction.
“CCMP Demanding Holders” shall have the meaning given in Section 2.2.1.
“CCMP Holders” shall have the meaning given in the Preamble.
“Claims” shall have the meaning given in subsection 4.1.1.
“Closing Date” shall mean the date of this Agreement.
“Commission” shall mean the Securities and Exchange Commission.
“Commission Guidance” means (i) any publicly-available written or oral guidance of the Commission staff, or any comments, requirements or requests of the Commission staff and (ii) the Securities Act.
“Common Stock” shall have the meaning given in the Recitals hereto.
“Company” shall have the meaning given in the Preamble.
“Company Shelf Take Down Notice” shall have the meaning given in subsection 2.1.3.
“Demand Registration” shall have the meaning given in subsection 2.2.1.

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“Demanding Holder” shall mean, as applicable, (a) the applicable Holder making a written demand for the Registration of Registrable Securities pursuant to subsection 2.2.1 or (b) the applicable Holder making a written demand for a Shelf Underwritten Offering of Registrable Securities pursuant to subsection 2.1.3.
“Effectiveness Deadline” shall have the meaning given in subsection 2.1.1.
“Existing Registration Rights Agreement” shall have the meaning given in the Recitals hereto.
“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.
“First Secondary Offering” means the first Underwritten Offering in which any CCMP Holder Transfers all or any portion of their Registrable Securities.
“Form S-1 Shelf” shall have the meaning given in subsection 2.1.2.
“Form S-3 Shelf” shall have the meaning given in subsection 2.1.2.
“Founder Shares” shall have the meaning given in the Recitals hereto and shall be deemed to include the shares of Common Stock issued upon conversion thereof.
“Founder Shares Lock-up Period” shall mean, with respect to the Founder Shares, the period commencing on the date hereof and ending on the earlier of (A) one year after the Closing Date, (B) the first date the last sale price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date, or (C) the date on which the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property.
“Hillman Holders” shall have the meaning given in the Preamble.
“Hillman Lock-Up Period” shall have the meaning given in Section 2.7.2.
“Holders” shall have the meaning given in the Preamble.
“Insider Letter” shall mean that certain letter agreement, dated October 8, 2020, by and among the Company, the Sponsors and the other parties thereto.
“Jefferies” shall have the meaning given in the Preamble.
“Maximum Number of Securities” shall have the meaning given in subsection 2.2.4.
“Merger Agreement” shall have the meaning given in the Recitals hereto.
“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus, or necessary to make the statements in a Registration Statement or Prospectus in the light of the circumstances under which they were made not misleading.
“Oak Hill Demanding Holders” shall have the meaning given in Section 2.2.1.
“Oak Hill Holders” shall have the meaning given in the Preamble.
“Other Shares” shall have the meaning given in Section 2.2.4.
“Permitted Transferees” or “Permitted Transfer” shall mean (x) any Affiliate of a Holder or (y) any transfers made: (i) pursuant to a bona fide gift or charitable contribution; (ii) by will or intestate succession upon the death of Holder; (iii) to any Permitted Transferee; (iv) to the members of the Sponsors, (v) pursuant to a court order or settlement agreement related to the distribution of assets in connection with the dissolution of marriage or civil union; (vi) pro rata to the partners, members or shareholders of a Holder upon its liquidation or dissolution; or (vii) in the event of the Company’s completion of a liquidation, merger, share exchange or other similar transaction which results in all of its shareholders having the right

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to exchange their Common Stock for cash, securities or other property; provided that in the case of (i) through (vi), the recipient of such Transfer must enter into a written agreement agreeing to be bound by the terms of this Agreement, including the transfer restrictions set forth in Section 2.6.
“Piggyback Registration” shall have the meaning given in subsection 2.3.1.
“Primary Shares” shall have the meaning given in Section 2.2.4.
“Private Placement Lock-up Period” shall mean, with respect to Private Placement Warrants that are held by the initial purchasers of such Private Placement Warrants or their Permitted Transferees, and any of the Common Stock issued or issuable upon the exercise or conversion of the Private Placement Warrants and that are held by the initial purchasers of the Private Placement Warrants or their Permitted Transferees, the period ending 30 days after the Closing Date.
“Private Placement Warrants” shall have the meaning given in the Recitals hereto.
“Private Placement Warrants Purchase Agreement” shall have the meaning given in the Recitals hereto.
“Pro Rata” shall have the meaning given in subsection 2.2.4.
“Prospectus” shall mean the prospectus included in any Registration Statement, whether preliminary or final, as supplemented by any and all prospectus supplements (including any “free writing prospectus”) and as amended by any and all post-effective amendments, and including all material incorporated by reference in such prospectus.
“Registrable Security” shall mean (a) any outstanding share of Common Stock or any other equity security (including the Private Placement Warrants and including shares of Common Stock issued or issuable upon the exercise of any other equity security) of the Company held by a Holder as of the date of this Agreement or hereafter acquired by a Holder (including the shares of Common Stock issued upon the conversion of the Founder Shares and upon the exercise of any Private Placement Warrants), and (b) any other equity security of the Company issued or issuable with respect to any such share of Common Stock referred to in the foregoing clause (a) by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or otherwise; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities when: (i) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement by the applicable Holder; (ii) such securities shall have been otherwise transferred, new certificates for such securities not bearing (or book entry positions not subject to) a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (iii) such securities shall have ceased to be outstanding; or (iv) such securities (A) are held, or become held, by any Holder (other than the Sponsors) who holds less than two percent (2%) of the then issued and outstanding equity securities of the Company; and (B) may be sold without registration pursuant to Rule 144 or any successor rule promulgated under the Securities Act (but with no volume or other restrictions or limitations including as to manner or timing of sale).
“Registration” shall mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.
“Registration Expenses” shall mean the out-of-pocket expenses of a Registration, including, without limitation, the following:
(a) all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc., or fees payable to any stock exchange or over-the-counter trading market) and any securities exchange on which the Common Stock is then listed;
(b) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

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(c) fees and disbursements of underwriters customarily paid by issuers or sellers of securities, but excluding underwriting discounts and commissions and transfer taxes, if any;
(d) printing, messenger, telephone, delivery and road show or other marketing expenses;
(e) reasonable fees and disbursements of counsel for the Company;
(f) reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and
(g) reasonable fees and expenses of (A) one (1) legal counsel for the CCMP Holders (plus appropriate special and local counsel selected by the CCMP Holders), to the extent the CCMP Holders are participating in the Registration, (B) one (1) legal counsel for the Oak Hill Holders (plus appropriate special and local counsel selected by the Oak Hill Holders), to the extent the Oak Hill Holders are participating in the Registration, and (C) one (1) legal counsel for the Sponsors (plus appropriate special and local counsel selected by the Sponsors), to the extent the Sponsors are participating in the Registration.
“Registration Statement” shall mean any registration statement that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.
“Removed Shares” shall have the meaning given in Section 2.6.
“Requesting Holder” shall have the meaning given in subsection 2.2.1.
“Secondary Lock-Up Period” shall mean the period ending on the earlier of (i) 12 months from the date hereof, and (ii) the date on which the CCMP Holders or any of their Affiliates are no longer subject to any Underwriter’s lock-up or other contractual restriction in connection with the First Secondary Offering.
“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.
“Shelf Requesting Holder” shall have the meaning given in subsection 2.1.3.
“Shelf Take Down Notice” shall have the meaning given in subsection 2.1.3.
“Shelf Underwritten Offering” shall have the meaning given in subsection 2.1.3.
“Sponsors” shall have the meaning given in the Preamble.
“Subscription Agreements” shall mean those certain subscription agreements dated [•], 2021 by and between the Company and certain subscribers to shares of Common Stock.
“TJF” shall have the meaning given in the Preamble.
“Transactions” shall have the meaning given in the Recitals hereto.
“Transfer” shall mean the (a) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the Commission promulgated thereunder with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).
“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.
“Underwritten Registration” or “Underwritten Offering” shall mean a Registration or offering and/or sale of Registrable Securities in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public, including a Block Trade.

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ARTICLE II
REGISTRATIONS
2.1.   Shelf Registration.
2.1.1.   Initial Filing.   The Company shall, as soon as practicable, but in any event within thirty (30) days after the Closing Date, file a Registration Statement under the Securities Act to permit the public resale of all the Registrable Securities held by the Holders and all shares of Common Stock received by then current or former employees of Hillman pursuant to the Transactions from time to time as permitted by Rule 415 under the Securities Act (or any successor or similar provision adopted by the Commission then in effect) on the terms and conditions specified in this subsection 2.1.1 and shall use its reasonable best efforts to cause such Registration Statement to be declared effective as soon as practicable after the filing thereof, but in no event later than sixty (60) days following the filing deadline (the “Effectiveness Deadline”); provided, that the Effectiveness Deadline shall be extended to ninety (90) days after the filing deadline if the Registration Statement is reviewed by, and receives comments from, the Commission. The Registration Statement filed with the Commission pursuant to this subsection 2.1.1 shall be on Form S-3 or, if Form S-3 is not then available to the Company, on Form S-1 or such other form of registration statement as is then available to effect a registration for resale of such Registrable Securities, covering such Registrable Securities, and shall contain a Prospectus in such form as to permit any Holder to sell such Registrable Securities pursuant to Rule 415 under the Securities Act (or any successor or similar provision adopted by the Commission then in effect) at any time beginning on the effective date for such Registration Statement. A Registration Statement filed pursuant to this subsection 2.1.1 shall provide for the resale pursuant to any method or combination of methods legally available to, and requested by, the Holders. The Company shall use its reasonable best efforts to cause a Registration Statement filed pursuant to this subsection 2.1.1 to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available or, if not available, that another Registration Statement is available, for the resale of all the Registrable Securities held by the Holders until all such Registrable Securities have ceased to be Registrable Securities. As soon as practicable following the effective date of a Registration Statement filed pursuant to this subsection 2.1.1, but in any event within one (1) business day of such date, the Company shall notify the Holders of the effectiveness of such Registration Statement. When effective, a Registration Statement filed pursuant to this subsection 2.1.1 (including the documents incorporated therein by reference) will comply as to form in all material respects with all applicable requirements of the Securities Act and the Exchange Act and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of any Prospectus contained in such Registration Statement, in the light of the circumstances under which such statement is made).
2.1.2.   Form S-1   Shelf. If the Company files a shelf registration statement on Form S-3 (a “Form S-3 Shelf”) and thereafter the Company becomes ineligible to use Form S-3 for secondary sales, the Company shall use its reasonable best efforts to file a shelf registration on Form S-1 (a “Form S-1 Shelf”) as promptly as practicable to replace the shelf registration statement that is a Form S-3 Shelf and have the Form S-1 Shelf declared effective as promptly as practicable and to cause such Form S-1 Shelf to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available or, if not available, that another Registration Statement is available, for the resale of all the Registrable Securities held by the Holders until all such Registrable Securities have ceased to be Registrable Securities. In the case of a Form S-1 filed pursuant to Section 2.1.1 or a Form S-1 Shelf filed pursuant to this Section 2.1.2, upon such date as the Company becomes eligible to use Form S-3 for secondary sales or, in the case of a Form S-1 Shelf filed to register the resale of Removed Shares pursuant to Section 2.6 hereof, upon such date as the Company becomes eligible to register all of the Removed Shares for resale on a Form S-3 Shelf pursuant to the Commission Guidance and, if applicable, without a requirement that any of the CCMP Holders be named as an “underwriter” therein, the Company shall use its reasonable best efforts to file a Form S-3 Shelf as promptly as practicable to replace the applicable Form S-1 Shelf and have the Form S-3 Shelf declared effective as promptly as practicable and to cause such Form S-3 Shelf to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available or, if not available, that another Registration Statement is available, for the resale of all the

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Registrable Securities thereunder held by the applicable Holders until all such Registrable Securities have ceased to be Registrable Securities.
2.1.3.   Requests for Underwritten Shelf Takedowns.   At any time and from time to time following the effectiveness of the shelf registration statement required by subsection 2.1.1 or 2.1.2 or any replacement thereof, by notice to the Company specifying the intended method or methods of disposition thereof any CCMP Holder or any Sponsor or Oak Hill Holder (as applicable, the “Shelf Requesting Holder”) may make a written request to the Company to effect a public offering (a “Shelf Take Down Notice”), (provided that any request for an underwritten offering that is registered pursuant to such shelf registration statement (including a Block Trade) (a “Shelf Underwritten Offering”) by any Sponsor or Oak Hill Holder is subject to and only to the extent provided by Section 2.4), of all or a portion of such Holder’s Registrable Securities that may be registered under such shelf registration statement, and as soon as practicable the Company shall amend or supplement such shelf registration statement as necessary for such purpose. Each Shelf Takedown Notice for a Shelf Underwritten Offering shall specify the approximate number of Registrable Securities proposed to be sold in the Shelf Underwritten Offering and a reasonably estimated approximate price range (net of reasonably estimated underwriting discounts and commissions) of such Shelf Underwritten Offering. Promptly upon receipt of a Shelf Takedown Notice (but in no event more than two (2) business days thereafter (or more than twenty-four (24) hours thereafter in connection with a Block Trade)), the Company shall give written notice of such requested Shelf Underwritten Offering to all other Holders of Registrable Securities (the “Company Shelf Takedown Notice”) and, subject to the provisions of subsection 2.2.4, shall include in such Shelf Underwritten Offering such Registrable Securities requested to be included by each such Holder, up to such number of Registrable Securities equal to such Holder’s pro rata share determined based on the number of Registrable Securities that the Shelf Requesting Holder proposes to sell in such Shelf Underwritten Offering as compared to the number of outstanding Registrable Securities held by the Shelf Requesting Holder immediately prior to such Shelf Underwritten Offering, within five (5) days after sending the Company Shelf Takedown Notice, or, in the case of a Block Trade, within twenty-four (24) hours after sending the Company Shelf Takedown Notice and otherwise as provided in Section 2.1.4. The Company shall enter into an underwriting agreement in customary form with the managing Underwriter or Underwriters selected by the Shelf Requesting Holder, after reasonable consultation with the Company, and shall take all such other reasonable actions as are requested by the managing Underwriter or Underwriters in order to expedite or facilitate the disposition of such Registrable Securities. In connection with any Shelf Underwritten Offering contemplated by this subsection 2.1.3, subject to Section 3.3 and Article IV, the underwriting agreement into which each Holder and the Company shall enter shall contain such representations, covenants, indemnities and other rights and obligations as are customary in secondary underwritten offerings. Notwithstanding the delivery of any Shelf Take Down Notice, all determinations as to whether to complete any Shelf Underwritten Offering and as to the timing, manner, price and other terms of any Shelf Underwritten Offering contemplated by this Section 2.1.3, shall be determined by the Shelf Requesting Holder. At any time before the pricing of a Shelf Underwritten Offering, in accordance with Section 2.2.5, the Shelf Requesting Holder may withdraw its Shelf Take Down Notice and, upon receipt of written notice to such effect from the Shelf Requesting Holder, the Company shall cease all efforts to complete such Underwritten Offering.
2.1.4.   Notwithstanding any other provision of this Article II, but subject to Section 3.4 and not in limitation of any other provision in this Article II applicable to Shelf Underwritten Offerings, if any Holder desires to effect a Block Trade, then notwithstanding any other time periods in this Article II, such Holder shall provide written notice to the Company at least three (3) business days prior to the date such Block Trade will commence. As expeditiously as possible, the Company shall use its reasonable best efforts to facilitate such Block Trade. Such Holder shall use its reasonable best efforts to work with the Company and the Underwriters (including by disclosing the maximum number of Registrable Securities proposed to be the subject of such Block Trade) in order to facilitate preparation of the Registration Statement, Prospectus and other offering documentation related to the Block Trade and any related due diligence and comfort procedures. In the event of a Block Trade, and after consultation with the Company and subject to subsection 2.2.4, the Holder initiating the Block Trade shall determine the maximum number of Registrable Securities that can be sold pursuant to such offering, the underwriter or underwriters and share price of such offering.

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2.2.   Demand Registration.
2.2.1.   Request for Registration.   Subject to the provisions of subsection 2.2.5 and Sections 2.4, 2.6 and 3.4 hereof, at any time and from time to time on or after the Closing Date, each of (a) the Sponsors, (b) the CCMP Holders (the “CCMP Demanding Holders”), and (c) the Oak Hill Holders (the “Oak Hill Demanding Holders”, and together with the Sponsors and the CCMP Demanding Holders, the “Demanding Holders”), may make a written demand for Registration of all or part of their Registrable Securities on (i) Form S-1 or (ii) if available, Form S-3, which in the case of either clause (i) or (ii), may be a shelf registration statement filed pursuant to Rule 415 under the Securities Act, which written demand shall describe the amount and type of securities to be included in such Registration and the intended method(s) of distribution thereof (such written demand a “Demand Registration”). The Company shall, promptly following the Company’s receipt of a Demand Registration (but in no event more than two (2) business days thereafter), notify, in writing all other Holders of Registrable Securities of such demand, and each Holder of Registrable Securities who thereafter wishes to include any of such Holder’s Registrable Securities in a Registration pursuant to a Demand Registration (each such Holder that includes any portion of such Holder’s Registrable Securities in such Registration, a “Requesting Holder”) shall so notify the Company, in writing, within three (3) business days after the receipt by the Holder of the notice from the Company. Each Requesting Holder shall be permitted to include up to such number of Registrable Securities in a Registration pursuant to a Demand Registration equal to such Requesting Holder’s pro rata share determined based on the number of Registrable Securities that the Demanding Holder proposes to sell in such Demand Registration as compared to the number of outstanding Registrable Securities held by the Demanding Holder immediately prior to such Demand Registration. For the avoidance of doubt, to the extent a Requesting Holder also separately possesses Demand Registration rights pursuant to this Section 2.2, but is not the Holder who exercises such Demand Registration rights, the exercise by such Requesting Holder of its rights pursuant to the foregoing sentence shall not count as the exercise by it of one of its Demand Registration rights. Upon receipt by the Company of any such written notification from a Requesting Holder(s) to the Company, subject to subsection 2.2.4 below, such Requesting Holder(s) shall be entitled to have their pro rata portion of Registrable Securities included in a Registration pursuant to a Demand Registration and the Company shall effect, as soon thereafter as practicable, but not more than forty five (45) days immediately after the Company’s receipt of the Demand Registration, the Registration of all Registrable Securities requested by the Demanding Holders and up to the pro rata portion of Registrable Securities requested by the Requesting Holders pursuant to such Demand Registration. The Company shall not be obligated to effect more than (A) an aggregate of six (6) Registrations pursuant to a Demand Registration initiated by the CCMP Holders, and (B) one (1) Registration pursuant to a Demand Registration initiated by the Oak Hill Holders and the Sponsors, in each case under this subsection 2.2.1 with respect to any or all Registrable Securities; provided, however, that (i) a Registration shall not be counted for such purposes unless a Registration Statement that may be available at such time has become effective and all of the Registrable Securities entitled to be included by the Demanding Holders and the Requesting Holders in such Registration have been sold, in accordance with Section 3.1 of this Agreement, and (ii) a Shelf Underwritten Offering effected by a Block Trade shall not be a Demand Registration. Notwithstanding the foregoing, Jefferies may not exercise its Demand Registration rights after October 8, 2025, and may not exercise its demand rights on more than one occasion.
2.2.2.   Effective Registration.   Notwithstanding the provisions of subsection 2.2.1 above or any other part of this Agreement, a Registration pursuant to a Demand Registration shall not count as a Registration unless and until (a) the Registration Statement filed with the Commission with respect to a Registration pursuant to a Demand Registration has been declared effective by the Commission and (b) the Company has complied with all of its obligations under this Agreement with respect thereto; provided, further, that if, after such Registration Statement has been declared effective, an offering of Registrable Securities in a Registration pursuant to a Demand Registration is subsequently interfered with by any stop order or injunction of the Commission, federal or state court or any other governmental agency, the Registration Statement with respect to such Registration shall be deemed not to have been declared effective, unless and until, (i) such stop order or injunction is removed, rescinded or otherwise terminated, and (ii) the Demanding Holders

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initiating such Demand Registration thereafter affirmatively elect to continue with such Registration and accordingly notify the Company in writing, but in no event later than five (5) days after the removal, rescission or other termination of such stop order or injunction, of such election; provided, further, that the Company shall not be obligated or required to file another Registration Statement until the Registration Statement that has been previously filed with respect to a Registration pursuant to a Demand Registration by the same Demanding Holder becomes effective or is subsequently terminated.
2.2.3.   Underwritten Offering.   Subject to the provisions of subsection 2.2.4 and Sections 2.4, 2.6 and 3.4 hereof, if the Demanding Holders so advise the Company as part of their Demand Registration that the offering of the Registrable Securities pursuant to such Demand Registration shall be in the form of an Underwritten Offering, then the right of such Demanding Holder or Requesting Holder (if any) to include its Registrable Securities in such Registration shall be conditioned upon such Holder’s participation in such Underwritten Offering and the inclusion of such Holder’s Registrable Securities in such Underwritten Offering to the extent provided herein. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.2.3, subject to Section 3.3 and Article IV, shall enter into an underwriting agreement in customary form with the Company and the Underwriter(s) selected for such Underwritten Offering by the Demanding Holders initiating the Demand Registration(which Underwriter(s) shall be reasonably satisfactory to the Company) which underwriting agreement shall contain such representations, covenants, indemnities and other rights and obligations customary in secondary Underwritten Offerings.
2.2.4.   Reduction of Underwritten Offering.   If a Demand Registration is to be an Underwritten Offering (including any Shelf Underwritten Offering) and the managing Underwriter or Underwriters (or, in the case of a Block Trade, the Holder(s) requesting a Shelf Underwritten Offering or the Demanding Holder(s), as applicable), in good faith, advises the Company in writing that, in its opinion, the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other Common Stock or other equity securities that the Company desires to sell for its own account (the “Primary Shares”) and the Common Stock, if any, as to which a Registration has been requested pursuant to separate written contractual piggy-back registration rights held by any other stockholders of the Company who desire to sell (the “Other Shares”), exceeds the maximum dollar amount or maximum number of equity securities that can be sold in such Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, as follows: (a) first, the Registrable Securities of the Demanding Holders, Shelf Requesting Holders and the Requesting Holders (if any), as applicable, pro rata based on the total amount of Registrable Securities held by each such Demanding Holder, Shelf Requesting Holder, or Requesting Holder (if any), as applicable, at such time of determination (such proportion is referred to herein as “Pro Rata”)) that can be sold without exceeding the Maximum Number of Securities; (b) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (a), the Primary Shares which can be sold without exceeding the Maximum Number of Securities; (c) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (a) and (b), the Registrable Securities of the Sponsors; and (d) fourth, to the extent the Maximum Number of Securities has not been reached under the foregoing clauses (a), (b) and (c), the Other Shares that can be sold without exceeding the Maximum Number of Securities.
2.2.5.   Demand Registration Withdrawal.   A Demanding Holder, Shelf Requesting Holder, or Requesting Holder shall have the right to withdraw all or a portion of its Registrable Securities included in a Demand Registration pursuant to subsection 2.2.1 or a Shelf Underwritten Offering pursuant to subsection 2.1.3 (including a Block Trade pursuant to subsection 2.1.4) for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of its intention to so irrevocably withdraw at any time prior to (a) in the case of a Demand Registration, the effectiveness of the applicable Registration Statement or (b) in the case of any

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Shelf Underwritten Offering (including a Block Trade), prior to the pricing of such Shelf Underwritten Offering; provided, however, that upon withdrawal by the Demanding Holders initiating a Demand Registration (or in the case of a Shelf Underwritten Offering, withdrawal of the Shelf Requesting Holder), the Company shall cease all efforts to secure effectiveness of the applicable Registration Statement or complete the Underwritten Offering, as applicable. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Registration pursuant to a Demand Registration or a Shelf Underwritten Offering prior to and including its withdrawal under this subsection 2.2.5.
2.3.   Piggyback Registration.
2.3.1.   Piggyback Rights.   If the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of the Company, other than a Registration Statement (a) filed in connection with any employee stock option or other benefit plan, (b) for an exchange offer or offering of securities solely to the Company’s existing stockholders, (c) for an offering of debt that is convertible into equity securities of the Company, (d) for a dividend reinvestment plan, or (e) filed pursuant to subsection 2.1.1, then the Company shall give written notice of such proposed filing to all Holders then holding Registrable Securities as soon as practicable but not less than five (5) business days before the anticipated filing date of such Registration Statement, which notice shall (i) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution (including whether such registration will be pursuant to a shelf registration statement), and the proposed price and name of the proposed managing Underwriter or Underwriters, if any, in such offering, (ii) such Holders’ rights under this Section 2.3 and (iii) offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within three (3) business days after receipt of such written notice (or in the case of a Block Trade, within twenty-four (24) hours thereafter) (such Registration a “Piggyback Registration”). The Company shall, in good faith, cause such Registrable Securities identified in a Holder’s response notice described in the foregoing sentence to be included in such Piggyback Registration and shall use its reasonable best efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering, if any, to permit the Registrable Securities requested by the Holders pursuant to this subsection 2.3.1 to be included in a Piggyback Registration on the same terms and conditions as any similar securities of the Company or Company stockholder(s) for whose account the Registration Statement is to be filed included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.3.1, subject to Section 3.3 and Article IV, shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company or Company stockholder(s) for whose account the Registration Statement is to be filed. For purposes of this Section 2.3, the filing by the Company of an automatic shelf registration statement for offerings pursuant to Rule 415(a) that omits information with respect to any specific offering pursuant to Rule 430B shall not trigger any notification or participation rights hereunder until such time as the Company amends or supplements such Registration Statement to include information with respect to a specific offering of Securities (and such amendment or supplement shall trigger the notice and participation rights provided for in this Section 2.3).
2.3.2.   Reduction of Piggyback Registration.   If a Piggyback Registration is to be an Underwritten Offering and the managing Underwriter or Underwriters, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that, in its opinion, the dollar amount or number of Primary Shares that the Company desires to sell, taken together with (a) the Common Stock, if any, as to which Registration has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (b) the Registrable Securities as to which

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registration has been requested pursuant Section 2.3 hereof, and (c) the Other Shares, exceeds the Maximum Number of Securities, then:
2.3.2.1.   if the Registration is undertaken for the Company’s account, the Company shall include in any such Registration (a) first, the Primary Shares, which can be sold without exceeding the Maximum Number of Securities; (b) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (a), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.3.1 hereof, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; and (c) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (a) and (b), the Other Shares which can be sold without exceeding the Maximum Number of Securities; and
2.3.2.2.   if the Registration is pursuant to a request by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration (a) first, the Common Stock or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (b) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (a), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.3.1 hereof, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; (c) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (a) and (b), the Primary Shares which can be sold without exceeding the Maximum Number of Securities; and (d) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (a), (b) and (c), the Other Shares which can be sold without exceeding the Maximum Number of Securities.
2.3.3.   Piggyback Registration Withdrawal.   Any Holder of Registrable Securities shall have the right to withdraw all or any portion of its Registrable Securities in a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw such Registrable Securities from such Piggyback Registration prior to in the case of a Piggyback Registration not involving an Underwritten Offering or Shelf Underwritten Offering, the effectiveness of the applicable Registration Statement. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to and including its withdrawal under this subsection 2.3.3.
2.3.4.   Unlimited Piggyback Registration Rights.   For purposes of clarity, any Registration effected pursuant to Section 2.3 hereof shall not be counted as a Registration pursuant to a Demand Registration effected under Section 2.2 hereof and shall not relieve the Company of its obligations under Section 2.1 or Section 2.2.
2.4.   Restrictions on Registration Rights.   If (a) during the period starting with the date sixty (60) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date one hundred and twenty (120) days after the effective date of, a Company initiated Registration and provided that the Company has delivered written notice to the Holders prior to receipt of a Demand Registration pursuant to subsection 2.2.1 and it continues to actively employ, in good faith, all reasonable efforts to cause the applicable Registration Statement to become effective; (b) the Holders have requested an Underwritten Registration and the Company and the Holders are unable to obtain the commitment of underwriters to firmly underwrite the offer; or (c) in the good faith judgment of the Board such Registration would be seriously detrimental to the Company and the Board concludes as a result that it is essential to defer the filing of such Registration Statement at such time, then in each case the Company shall furnish to such Holders a certificate signed by the Chairman of the Board stating that in the good faith judgment of the Board it would be seriously detrimental to the Company for such Registration Statement to be filed in the near

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future and that it is therefore essential to defer the filing of such Registration Statement. In such event, the Company shall have the right to defer such filing for a period of not more than thirty (30) days; provided, however, that the Company shall not defer its obligation in this manner more than once in any twelve (12)-month period (the “Aggregate Blocking Period”). Notwithstanding anything to the contrary herein, the Oak Hill Holders and each Sponsor shall be able to either (and not both) (i) make one (1) demand request under, and subject to the terms and procedures set forth in Section 2.2, or (ii) initiate one (1) Shelf Underwritten Offering under, and subject to the terms and conditions set forth in Section 2.1 (in each case in accordance with the terms of Section 3.3).
2.5.   Rule 415; Removal.   If at any time the Commission takes the position that the offering of some or all of the Registrable Securities in a Registration Statement on Form S-3 filed pursuant to this Section 2 is not eligible to be made on a delayed or continuous basis under the provisions of Rule 415 under the Securities Act (provided, however, the Company shall be obligated to use diligent efforts to advocate with the Commission for the registration of all of the Registrable Securities in accordance with the Commission Guidance, including without limitation, Compliance and Disclosure Interpretation 612.09) or requires a CCMP Holder to be named as an “underwriter,” the Company shall (i) promptly notify each holder of Registrable Securities thereof (or in the case of the Commission requiring a CCMP Holder to be named as an “underwriter,” the CCMP Holders) and (ii) use reasonable best efforts to persuade the SEC that the offering contemplated by such Registration Statement is a valid secondary offering and not an offering “by or on behalf of the issuer” as defined in Rule 415 and that none of the CCMP Holders is an “underwriter.” The Holders shall have the right to select one (1) legal counsel designated by the holders of a majority of the Registrable Securities subject to such Registration Statement to review and oversee any registration or matters pursuant to this Section 2.5, including participation in any meetings or discussions with the Commission regarding the Commission’s position and to comment on any written submission made to the Commission with respect thereto. No such written submission with respect to this matter shall be made to the Commission to which the applicable Holders’ counsel reasonably objects. In the event that, despite the Company’s reasonable best efforts and compliance with the terms of this Section 2.5, the Commission refuses to alter its position, the Company shall (i) remove from such Registration Statement such portion of the Registrable Securities (the “Removed Shares”) and/or (ii) agree to such restrictions and limitations on the registration and resale of the Registrable Securities as the Commission may require to assure the Company’s compliance with the requirements of Rule 415; provided, however, that the Company shall not agree to name any CCMP Holder as an “underwriter” in such Registration Statement without the prior written consent of such CCMP Holder. In the event of a share removal pursuant to this Section 2.5, the Company shall give the applicable Holders at least three (3) business days prior written notice along with the calculations as to such Holder’s allotment. Any removal of shares of the Holders pursuant to this Section 2.5 shall first be applied to Holders other than the CCMP Holders with securities registered for resale under the applicable Registration Statement and thereafter allocated between the CCMP Holders on a pro rata basis based on the aggregate amount of Registrable Securities held by the CCMP Holders. In the event of a share removal of the Holders pursuant to this Section 2.5, the Company shall promptly register the resale of any Removed Shares pursuant to subsection 2.1.2 hereof and in no event shall the filing of such Registration Statement on Form S-1 or subsequent Registration Statement on Form S-3 filed pursuant to the terms of subsection 2.1.2 be counted as a Demand Registration hereunder. Until such time as the Company has registered all of the Removed Shares for resale pursuant to Rule 415 on an effective Registration Statement, the Company shall not be able to defer the filing of a Registration Statement pursuant to Section 2.4 hereof.
2.6.   Lock-Up Agreements.
2.6.1.   Each Sponsor agrees that it shall not Transfer any Founder Shares (or any shares of Common Stock issuable upon conversion thereof) until the expiration of the Founder Shares Lock-Up Period and will not transfer any Private Placement Warrants (or any shares of Common Stock issued or issuable upon the exercise of the Private Placement Warrants), until the expiration of the Private Placement Warrants Lock-Up Period. The foregoing restrictions shall not apply to Permitted Transfers or Transfers made by a Permitted Transferee.
2.6.2.   Each Hillman Holder agrees that it, he or she shall not Transfer any shares of Closing Hillman Stock for six (6) months following the Closing Date (the “Hillman Lock-Up Period”); provided, (x) that 33% of the Closing Hillman Stock shall be transferable as part of an Underwritten Offering

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following 90 days after the Closing Date if the last closing price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period after the Closing, and (y) each executive officer and director of the Company shall be permitted to establish a plan to acquire and sell shares of Common Stock pursuant to Rule 10b5-1 under the Exchange Act, provided that such plan does not provide for the Transfer of shares of Closing Hillman Stock during the Hillman Lock-up Period. The foregoing restrictions shall not apply to Permitted Transfers or Transfers made by a Permitted Transferee.
2.6.3.   Each Holder agrees, and the Company agrees and shall cause each director and officer of the Company to agree, that, in connection with each Registration or sale of Registrable Securities pursuant to Section 2.1, Section 2.2 or Section 2.3 conducted as an Underwritten Offering, if requested, to become bound by and to execute and deliver a customary lock-up agreement with the Underwriter(s) of such Underwritten Offering restricting such applicable person or entity’s right to (a) Transfer, directly or indirectly, any equity securities of the Company held by such person or entity or (b) enter into any swap or other arrangement that transfers to another any of the economic consequences of ownership of such securities during the period commencing on the date of the final Prospectus relating to the Underwritten Offering and ending on the date specified by the Underwriters (such period not to exceed ninety (90) days). The terms of such lock-up agreements shall be negotiated among the applicable Holder requested to enter into lock-up agreements in accordance with the immediately preceding sentence, the Company and the Underwriters and shall include customary exclusions from the restrictions on Transfer set forth therein, including that such restrictions on the applicable Holder shall be conditioned upon all officers and directors of the Company, as well as all Holders, being subject to the same restrictions; provided, that, to the extent any Holder is granted a release or waiver from the restrictions contained in this Section 2.6.3 and in such Holder’s lock-up agreement prior to the expiration of the period set forth in such Holder’s lock-up agreement, then all Holders shall be automatically granted a release or waiver from the restrictions contained in this Section 2.6.3 and the applicable lock-up agreements to which they are party to the same extent, on substantially the same terms as and on a pro rata basis with, the Holder to which such release or waiver is granted. The provisions of this Section 2.6.3 shall not apply to any Holder that holds less than one percent (1%) of then total issued and outstanding Common Stock.
ARTICLE III
COMPANY PROCEDURES
3.1.   General Procedures.   If the Company is required to effect the Registration of Registrable Securities, or facilitate an offering to sell Registrable Securities, pursuant to its obligations under Article 2, the Company shall use its reasonable best efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof as expeditiously as possible, and, not in limitation of any of the Company’s obligations under Article 2, in connection therewith the Company shall:
3.1.1.   prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use its reasonable best efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement have been sold;
3.1.2.   prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be requested by any Holder with Registrable Securities covered by such Prospectus or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;
3.1.3.   prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, (a) furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities

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included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may request in order to facilitate the disposition of the Registrable Securities owned by such Holders, and (b) make such changes in such documents concerning the Holders prior to the filing thereof as such Holders, or their counsel, may reasonably request;
3.1.4.   prior to any public offering of Registrable Securities, but in any case no later than the effective date of the applicable Registration Statement, use its reasonable best efforts to (a) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request and to keep such registration or qualification in effect for so long as such Registration Statement remains in effect and (b) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company or otherwise and do any and all other acts and things that may be necessary or advisable, in each case, to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;
3.1.5.   cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed no later than the effective date of such Registration Statement;
3.1.6.   provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;
3.1.7.   promptly furnish to each seller of Registrable Securities covered by such Registration Statement such number of conformed copies of such Registration Statement and of each such amendment and supplement thereto (in each case including all exhibits), such number of copies of the Prospectus contained in such Registration Statement (including each preliminary Prospectus and any summary Prospectus) and any other Prospectus filed under Rule 424 under the Securities Act, in conformity with the requirements of the Securities Act, and such other documents as such seller may reasonably request;
3.1.8.   advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of any written comments by the Commission or any request by the Commission that the Company amend or supplement such Registration Statement or Prospectus or the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or Prospectus the initiation or threatening of any proceeding for such purpose and promptly use its reasonable best efforts to amend or supplement such Registration Statement or Prospectus or prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued, as applicable;
3.1.9.   advise each Holder of Registrable Securities covered by such Registration Statement, promptly after the Company receives notice thereof, of the time when such registration statement has been declared effective or a supplement to any Prospectus forming a part of such registration statement has been filed;
3.1.10.   at least five (5) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus or any document that is to be incorporated by reference into such Registration Statement or Prospectus, furnish a copy thereof to each seller of such Registrable Securities and its counsel (including, without limitation, providing

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copies promptly upon receipt of any comment letters received with respect to any such Registration Statement or Prospectus), and not to file any such Registration Statement or Prospectus, or amendment or supplement thereto, to which any such Holder or Registrable Securities shall have reasonably objected;
3.1.11.   notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event or the existence of any condition as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, or in the opinion of counsel for the Company it is necessary to supplement or amend such Prospectus to comply with law, and then to correct such Misstatement or include such information as is necessary to comply with law, in each case as set forth in Section 3.4 hereof, at the request of any such Holder promptly prepare and furnish to such Holder a reasonable number of copies of a supplement to or an amendment of such Prospectus as may be necessary so that, as thereafter delivered to the purchasers of such securities, such Prospectus shall not include a Misstatement or such Prospectus, as supplemented or amended, shall comply with law;
3.1.12.   permit a representative of the Holders (such representative to be selected by a majority of the participating Holders), the Underwriters, if any, and any attorney or accountant retained by such Holders or Underwriter to participate in the preparation of any Registration Statement, each such Prospectus included therein or filed with the Commission, and each amendment or supplement thereto, and will give each of them such access to its books and records and such opportunities to discuss the business, finances and accounts of the Company and its subsidiaries with its officers, directors and the independent public accountants who have certified its financial statements as shall be necessary, in the opinion of such Holders’ and such Underwriters’ respective counsel, to conduct a reasonable investigation within the meaning of the Securities Act, and will cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, attorney or accountant in connection with the Registration; provided, however, that if requested by the Company, such representatives or Underwriters enter into a confidentiality agreement, in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information; and provided, further, the Company may not include the name of any Holder or Underwriter or any information regarding any Holder or Underwriter in any Registration Statement or Prospectus, any amendment or supplement to such Registration Statement or Prospectus, any document that is to be incorporated by reference into such Registration Statement or Prospectus, or any response to any comment letter, without the prior written consent of such Holder or Underwriter and providing each such Holder or Underwriter a reasonable amount of time to review and comment on such applicable document, which comments the Company shall include unless contrary to applicable law;
3.1.13.   obtain a “cold comfort” letter (including a bring-down letter dated as of the date the Registrable Securities are delivered for sale pursuant to such Registration) from the Company’s independent registered public accountants in the event of an Underwritten Offering which the participating Holders may rely on (if requested by a participating Holder), in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing Underwriter may reasonably request, and reasonably satisfactory to the participating Holders and any Underwriter;
3.1.14.   on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion and negative assurance letter, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the Holders, the placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the Holders, placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to the participating Holders and any Underwriter;
3.1.15.   in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement and a “lock up” agreement, in usual and customary form, with the managing Underwriter of such offering;

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3.1.16.   otherwise use its reasonable best efforts to comply with all applicable rules and regulations of the Commission, and to make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and the rules and regulations thereunder, including Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission);
3.1.17.   make available senior executives of the Company to participate in customary “road show” presentations or meetings with potential investors that may be reasonably requested by the Underwriter in any Underwritten Offering; and
3.1.18. otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders, including causing the officers and directors of the Company to enter into customary “lock-up agreements,” in connection with such Registration.
3.2.   Registration Expenses.   The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.
3.3.   Participation in Underwritten Offerings.
3.3.1.   No person may participate in any Underwritten Offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person (a) agrees to sell such person’s securities on the basis provided in any underwriting arrangements approved by the Company and (b) completes and executes all customary questionnaires, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements.
3.3.2.   Holders participating in an Underwritten Offering may, at their option, require that any or all of the representations and warranties by, and the other agreements on the part of, the Company to and for the benefit of the Underwriters shall also be made to and for the benefit of such Holders and that any or all of the conditions precedent to the obligations of such Underwriters shall also be made to and for the benefit of such Holders; provided, however, that the Company shall not be required to make any representations or warranties with respect to written information specifically provided by a Holder in writing for inclusion in the Registration Statement.
3.3.3.   The Company will use its commercially reasonable efforts to ensure that no Underwriter shall require any Holder to make any representations or warranties to or agreements with the Company or the Underwriters other than representations, warranties or agreements regarding such Holder and such Holder’s intended method of distribution and any other representation required by law, and if, despite the Company’s commercially reasonable efforts, an Underwriter requires any Holder to make additional representation or warranties to or agreements with such Underwriter, such Holder may elect not to participate in such Underwritten Offering (but shall not have any claims against the Company as a result of such election). Any liability of such Holder to any Underwriter or other person under such underwriting agreement shall be limited to an amount equal to the proceeds (net of expenses and underwriting discounts and commissions) that it derives from such registration.
3.4.   Suspension of Sales; Adverse Disclosure.   Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, or in the opinion of counsel for the Company it is necessary to supplement or amend such Prospectus to comply with law, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement or including the information counsel for the Company believes to be necessary to comply with law (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice such that the Registration Statement or Prospectus, as so amended or supplemented, as applicable, will not include a Misstatement and complies with law), or until it is advised in writing by the Company that the use of the Prospectus may be resumed. If the filing, initial effectiveness or continued use of a Registration Statement in

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respect of any Registration at any time would require the Company to make an Adverse Disclosure or would require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, the Company may, upon giving prompt written notice of such action to the Holders, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time, but in no event more than thirty (30) days, determined in good faith by the Board to be necessary for such purpose; provided, that each day of any such suspension pursuant to this Section 3.4 shall correspondingly decrease the Aggregate Blocking Period available to the Company during any twelve (12)-month period pursuant to Section 2.4 hereof. In the event the Company exercises its rights under the preceding sentence, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities. The Company shall immediately notify the Holders of the expiration of any period during which it exercised its rights under this Section 3.4.
3.5.   Covenants of the Company.   As long as any Holder shall own Registrable Securities, the Company hereby covenants and agrees:
3.5.1.   the Company will not file any Registration Statement or Prospectus included therein or any other filing or document (other than this Agreement) with the Commission which refers to any Holder of Registrable Securities by name or otherwise without the prior written approval of such Holder;
3.5.2.   the Company will not effect or permit to occur any combination or subdivision of securities which would adversely affect the ability of the Holders to effect registration of Registrable Securities in the manner contemplated by this Agreement;
3.5.3.   at all times while it shall be a reporting company under the Exchange Act, to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell shares of Common Stock held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission), including providing any legal opinions. Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements; and
3.5.4.   promptly following the effectiveness of the shelf registration statement required by subsection 2.1.1 (and in any event within three (3) business days from such effectiveness), the Company shall cause the transfer agent to remove any restrictive legends (including any electronic transfer restrictions) from any Common Stock or Private Placement Warrants held by such Holder and provide or cause any customary opinions of counsel to be delivered to the transfer agent in connection with such removal.
ARTICLE IV
INDEMNIFICATION AND CONTRIBUTION
4.1.   Indemnification.
4.1.1.   In connection with any registration of and/or any offering and sale of Registrable Securities pursuant to this Agreement, the Company agrees to indemnify, to the full extent permitted by law, each Holder of Registrable Securities, its officers, directors, partners, stockholders or members, employees, agents, investment advisors and each person who controls such Holder (within the meaning of the Securities Act and Exchange Act) from and against all losses, claims, damages, liabilities and expenses (including attorneys’ fees), joint or several (or actions or proceedings, whether commenced or threatened, in respect thereof) (collectively, “Claims”), to which any such Holder or other persons may become subject, insofar as such Claims arise out of or are based on any untrue or alleged untrue statement of any material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a

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material fact required to be stated therein or necessary to make the statements therein not misleading, and the Company will reimburse such Holder or other person for any legal or any other expenses reasonably incurred by them in connection with investigating or defending any such Claim; except insofar as the Claim or expense arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such filing in reliance upon and in conformity with information furnished in writing to the Company by such Holder expressly for use therein. The Company shall indemnify the Underwriters, their officers and directors and each person who controls such Underwriters (within the meaning of the Securities Act and Exchange Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.
4.1.2.   In connection with any Registration Statement in which a Holder of Registrable Securities is participating, the Company may require that, as a condition to including any Registrable Securities in any Registration Statement, the Company shall have received an undertaking reasonably satisfactory to it from such Holder, to indemnify the Company, its directors and officers and agents and each person who controls the Company (within the meaning of the Securities Act and Exchange Act) from and against any Claims, to which any the Company or such other persons may become subject, insofar as such Claims arise out of or are based on any untrue statement of any material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information furnished in writing by such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person who controls such Underwriters (within the meaning of the Securities Act and Exchange Act) to the same extent as provided in the foregoing with respect to indemnification of the Company and the Company shall use its commercially reasonable efforts to ensure that no Underwriter shall require any Holder of Registrable Securities to provide any indemnification other than that provided hereinabove in this subsection 4.1.2, and, if, despite the Company’s commercially reasonable efforts, an Underwriter requires any Holder of Registrable Securities to provide additional indemnification, such Holder may elect not to participate in such Underwritten Offering (but shall not have any claim against the Company as a result of such election).
4.1.3.   Any person entitled to indemnification herein shall (a) give prompt written notice to the indemnifying party of any Claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (b) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such Claim, permit such indemnifying party to assume the defense of such Claim with counsel reasonably satisfactory to the indemnified party. An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one (1) counsel (plus local counsel) for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) and which settlement includes a statement or admission of fault or culpability on the part of such indemnified party or does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.
4.1.4.   The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director, partners, stockholders or members, employees, agents, investment advisors or controlling person of such indemnified party and shall survive the transfer of Registrable Securities.

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4.1.5.   If the indemnification provided under Section 4.1 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any Claims, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such Claims (a) in such proportion as is appropriate to reflect the relative benefits received by the indemnifying party or parties on the one hand and the indemnified party or parties on the other hand from the offering of the Registrable Securities or (b) if the allocation provided by clause (a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (a) above but also to reflect the relative fault of the indemnifying party or parties on the other hand in connection with the statements or omissions that resulted in such Claims, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder or any director, officer, employee, agent, investment advisor or controlling person thereof under this subsection 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 4.1.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 4.1.5 from any person who was not guilty of such fraudulent misrepresentation.
4.1.6.   The indemnification required by this Section 4.1 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or expense, loss, damage or liability is incurred.
ARTICLE V
MISCELLANEOUS
5.1.   Notices. Any notice or communication under this Agreement must be in writing and given by (a) delivery in person or by courier service providing evidence of delivery, or (b) transmission by hand delivery, electronic mail or facsimile. Each notice or communication that is delivered or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of notices delivered by courier service, hand delivery, electronic mail or facsimile, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if to the Company, to: Hillman Solutions Corp., 10590 Hamilton Avenue, Cincinnati, OH 45231, Attention: Chief Executive Officer and General Counsel, and, if to any Holder, at such Holder’s address or contact information (including e-mail address) as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 5.1.
5.2.   Assignment; No Third Party Beneficiaries.
5.2.1.   This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.
5.2.2.   The rights of a Holder hereunder may be assigned (but only with all related obligations as set forth below) in connection with a Transfer of Registrable Securities to a Permitted Transferee of that Holder. No assignment by any Holder of such Holder’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (a) written

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notice of such assignment as provided in Section 5.1 hereof and (b) the written agreement of the Permitted Transferee to which the assignment is being made, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.
5.2.3.   This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the applicable Holders.
5.2.4.   This Agreement shall not confer any rights or benefits on any persons that are not parties hereto, other than as expressly set forth in this Agreement and Section 5.2 hereof.
5.3.   Counterparts.   This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.
5.4.   Governing Law; Venue.   NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT (I) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF NEW YORK AS APPLIED TO AGREEMENTS AMONG NEW YORK RESIDENTS ENTERED INTO AND TO BE PERFORMED ENTIRELY WITHIN NEW YORK, AND (II) THE VENUE FOR ANY ACTION TAKEN WITH RESPECT TO THIS AGREEMENT SHALL BE ANY STATE OR FEDERAL COURT IN NEW YORK COUNTY IN THE STATE OF NEW YORK.
5.5.   Amendments and Modifications.   Upon the written consent of the Company and the Holders of at least a majority in interest of the Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, (a) any amendment hereto or waiver hereof that adversely affects one Holder, solely in its capacity as a holder of the shares of capital stock of the Company, in a manner that is adverse and different from the other Holders (in such capacity) shall require the consent of the Holder so affected, and (b) the consent of any Sponsor, CCMP Holder and Oak Hill Holder, as applicable, shall be required for any amendment, modification or waiver which has an adverse effect on the specific and personal rights, limitations or obligations of such Holder. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.
5.6.   Other Registration Rights.   Other than pursuant to the terms of the Subscription Agreements, the Company represents and warrants that no person, other than a Holder of Registrable Securities, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration filed by the Company for the sale of securities for its own account or for the account of any other person. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions among the parties thereto and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.
5.7.   Term.   This Agreement shall terminate upon the earlier of the date as of which (A) all of the Registrable Securities have been sold pursuant to a Registration Statement (but in no event prior to the applicable period referred to in Section 4(a)(3) of the Securities Act and Rule 174 thereunder (or any successor rule promulgated thereafter by the Commission)) or (B) no Holder holds Registrable Securities. The provisions of Section 3.5 and Article IV shall survive any termination.
[Signature Pages Follow]

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IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.
COMPANY:
Hillman Solutions Corp., a Delaware corporation
By: Name: Title:
SPONSORS:
JEFFERIES FINANCIAL GROUP INC., a New York corporation
By: Name: Title:
TJF, LLC, a Delaware limited liability company
By: Name: Title:
CCMP HOLDERS:
CCMP CAPITAL INVESTORS III, L.P., a Delaware limited liability company By: CCMP Capital Associates III, L.P., its general partner By: CCMP Capital Associates GP, LLC, its general partner
By: Name: Title:
[Signature Page to A&R Registration Rights Agreement]
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CCMP CAPITAL INVESTORS (EMPLOYEE) III, L.P., a Delaware limited liability company
By: CCMP Capital Associates III, L.P., its general partner By: CCMP Capital Associates GP, LLC, its general partner
By: Name: Title:
CCMP CO-INVEST III A, L.P., a Delaware limited liability company By: CCMP Co-Invest III A GP, LLC, its general partner
By: Name: Title:
OAK HILL HOLDERS: OAK HILL CAPITAL PARTNERS III, L.P., a Delaware limited partnership
By: OHCP GenPar III, L.P., its General Partner
By: OHCP MGP Partners III, L.P., its General Partner
By: OHCP MGP III, Ltd., its General Partner
By: Name: Title:
OAK HILL CAPITAL MANAGEMENT PARTNERS III, L.P., a Delaware limited partnership
By: OHCP GenPar III, L.P., its General Partner
[Signature Page to A&R Registration Rights Agreement]
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By: OHCP MGP Partners III, L.P., its General Partner
By: OHCP MGP III, Ltd., its General Partner
By: Name: Title:
OHCP III HC RO, L.P., a Delaware limited partnership
By: OHCP GenPar III, L.P., its General Partner
By: OHCP MGP Partners III, L.P., its General Partner
By: OHCP MGP III, Ltd., its General Partner
By: Name: Title:
[Signature Page to A&R Registration Rights Agreement]
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EXHIBIT F
Letter of Transmittal
INSTRUCTIONS TO LETTER OF TRANSMITTAL AND RELATED DOCUMENTS
Reference is made to the Agreement and Plan of Merger by and among Landcadia Holdings III, Inc., a Delaware corporation (“Parent”), Helios Sun Merger Sub, Inc., a Delaware corporation (“Merger Sub”), HMAN Group Holdings Inc., a Delaware corporation (the “Company”), and CCMP Sellers’ Representative, LLC, a Delaware limited liability company, solely in its capacity as the Stockholder Representative thereunder (the “Stockholder Representative”), dated as of January 24, 2021 (as amended or otherwise modified from time to time, the “Merger Agreement”). Terms not otherwise defined in these instructions shall have the meanings given to such terms in the Merger Agreement.
Pursuant to the Merger Agreement, Merger Sub is to be merged with and into the Company (the “Merger”) and each share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”), other than Dissenting Shares and Excluded Shares, issued and outstanding immediately prior to the Effective Time will be cancelled and automatically deemed for all purposes to represent the right to receive (in accordance with the Merger Agreement) a portion of the Aggregate Stock Consideration, with each Company Stockholder being entitled to receive with respect to each such share of Company Common Stock, the Closing Stock Per Share Amount, without interest, upon surrender of stock certificates representing all of such Company Stockholder’s Company Common Stock (each, a “Certificate”) and on the terms and subject to the conditions in the Merger Agreement.
The Merger Agreement and the Merger have been approved by stockholders of the Company pursuant to the Company Stockholder Approval. Accordingly, no additional vote is required to consummate the Merger.
In order to receive the applicable consideration following the Merger, you must complete and return the enclosed Letter of Transmittal and related transmittal documents in accordance with these instructions. If you have any questions regarding these instructions or the Letter of Transmittal, or other related transmittal documents, please contact [Erika Young by telephone at (212) 845-3218 or by email at eyoung@continentalstock.com].
1.
Letter of Transmittal

The Letter of Transmittal should be properly completed, dated, signed and returned, together with all of your Certificates and a completed Form W-9 or applicable Form W-8, to Continental Stock Transfer & Trust Company at 1 State Street — 30th Floor, New York, New York 10004 attention: [Erika Young]. The Letter of Transmittal, Certificates and other transmittal documents may either be mailed or delivered by hand. The method of delivery of all documents is at the option and risk of the surrendering stockholder, however, and it is recommended that you deliver such documents by a nationally recognized overnight courier service or by registered mail with return receipt requested. Your execution and delivery of the Letter of Transmittal and other transmittal documents will evidence your surrender of your Company Common Stock to the Company.
IT IS RECOMMENDED THAT YOU COMPLETE, EXECUTE AND RETURN THIS LETTER OF TRANSMITTAL, YOUR CERTIFICATES AND THE OTHER TRANSMITTAL DOCUMENTS IN ACCORDANCE WITH THESE INSTRUCTIONS AS SOON AS POSSIBLE AND BY NO LATER THAN [•], 2021. NO PAYMENT OF ANY CONSIDERATION PURSUANT TO THE MERGER AGREEMENT WILL BE PAID IN CONNECTION WITH YOUR COMPANY COMMON STOCK UNLESS AND UNTIL ALL REQUIRED DOCUMENTS HAVE BEEN VALIDLY COMPLETED, EXECUTED AND DELIVERED IN ACCORDANCE WITH THESE INSTRUCTIONS.
2.
Signatures

The Letter of Transmittal and related documents referred to herein must be signed by the registered holder(s) of the Certificates. The signature(s) must correspond with the name(s) as set forth on the face of the Certificates, without alteration, enlargement or any change whatsoever. If the Certificates are held of

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record by two or more joint owners, all such holders must sign the Letter of Transmittal and related documents. If any holder of record of the Certificates submitted herewith is married and has a primary residence in a state that is a community property state, both such holder and his or her spouse must sign the Letter of Transmittal and related documents. If signatures are of trustees, executors, administrators, guardians, officers of corporations, attorneys-in-fact or others acting in a fiduciary capacity, then such persons should so indicate when signing.
3.
Lost, stolen, mutilated or destroyed Certificates.

If your Certificates have been lost, stolen, mutilated or destroyed, and are no longer in your possession, please complete and return the enclosed Affidavit of Loss and Indemnity together with your Letter of Transmittal.
4.
Taxation

A United States Holder (as defined below) of Company Common Stock who is receiving any consideration in connection with the Merger is generally required under United States federal income tax law to provide his, her or its current taxpayer identification number (“TIN”). If such holder is an individual, the TIN is his or her Social Security Number. If the holder does not provide the correct TIN or an adequate basis for an exemption, the holder may be subject to a penalty imposed by the Internal Revenue Service (the “IRS”), and any consideration such holder receives in the Merger may be subject to backup withholding at the applicable rate (currently 24%). Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund from the IRS may be obtained. To prevent backup withholding on any payment made to a holder of Company Common Stock in connection with the Merger Agreement, a United States Holder is required to notify Company of his, her or its correct TIN by completing the enclosed Form W-9 and certifying under penalties of perjury that the TIN provided on Form W-9 is correct. In addition, the holder must date and sign as indicated. If the holder does not provide a certified TIN within by the time of payment, backup withholding may apply. If the United States Holder does not have a TIN, such person should consult the instructions to Form W-9 for information on applying for a TIN and completing the Form W-9 while the TIN application is in process.
To prevent backup withholding, holders that are not United States Holders should (i) submit a properly completed Form W-8BEN or W-8BEN-E, or other applicable Form W-8 (and all required attachments), as applicable, certifying under penalties of perjury to the holder’s foreign status or (ii) otherwise establish an exemption.
Certain holders (including, among others, corporations) are exempt recipients not subject to these backup withholding requirements. See the enclosed copy of the Form W-9 and the General Instructions to Form W-9. To avoid possible erroneous backup withholding, exempt United States Holders should complete and return the Form W-9.
For purposes of these instructions, a “United States Holder” is (i) an individual who is a citizen or resident alien of the United States, (ii) a corporation (including an entity taxable as a corporation) or partnership created under the laws of the United States or of any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income tax regardless of its source or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (b) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.
See the enclosed “General Instructions” on Form W-9 for additional information and instructions.
IN ALL CASES, TAX FORMS PREPARED AND ATTACHED TO THIS LETTER OF TRANSMITTAL SHOULD BE COMPLETED IN ACCORDANCE WITH INSTRUCTIONS FROM THE IRS ATTACHED TO EACH FORM OR AVAILABLE AT WWW.IRS.GOV. PLEASE CONSULT YOUR INDEPENDENT LEGAL, ACCOUNTING OR FINANCIAL ADVISOR FOR FURTHER QUESTIONS.
FAILURE TO PROPERLY COMPLETE THE INFORMATION REQUESTED ON FORM W-9 OR APPLICABLE FORM W-8 MAY RESULT IN WITHHOLDING ON ANY PAYMENTS MADE TO YOU.

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LETTER OF TRANSMITTAL
TO SURRENDER SHARES
of
HMAN GROUP HOLDINGS INC.
To:
HMAN Group Holdings Inc.

In accordance with the Agreement and Plan of Merger by and among Landcadia Holdings III, Inc., a Delaware corporation (“Parent”), Helios Sun Merger Sub, Inc., a Delaware corporation (“Merger Sub”), HMAN Group Holdings Inc., a Delaware corporation (the “Company”), and CCMP Sellers’ Representative, LLC, a Delaware limited liability company, solely in its capacity as the Stockholder Representative thereunder (the “Stockholder Representative”), dated as of January 24, 2021 (as amended or otherwise modified from time to time, the “Merger Agreement”), and in compliance with the accompanying instructions, the undersigned hereby delivers this executed and completed Letter of Transmittal (this “Letter of Transmittal”) to the Company in exchange for the right to receive for each share of Company Common Stock, in accordance with the terms and conditions of the Merger Agreement, the consideration set forth in Section 2.6 of the Merger Agreement. Terms not otherwise defined in this Letter of Transmittal shall have the meanings given to such terms in the Merger Agreement.
The certificates evidencing the undersigned’s Company Common Stock (the “Certificates”) are (please check all of the following that apply):
☐
enclosed with this Letter of Transmittal, in which case the undersigned hereby surrenders such Certificates to the Exchange Agent in accordance with the instructions to this Letter of Transmittal; or

☐
declared by the undersigned to be lost, stolen, mutilated or destroyed, in which case the undersigned has (A) executed and enclosed the Affidavit of Loss and Indemnity in the form attached to this Letter of Transmittal and (B) hereby surrenders to the Exchange Agent such Company Common Stock identified in the form below titled “Description of Company Common Stock Surrendered” or identified on any supplemental schedule attached hereto.

As and when such consideration is to be delivered, the undersigned acknowledges and agrees that such consideration will be delivered by the Exchange Agent in accordance with the terms and subject to the conditions set forth in the Merger Agreement. Upon determination of the final consideration to be delivered, please deliver any stock consideration which the undersigned is entitled to receive in respect of its, his or her Company Common Stock via book-entry issuance to the holder identified on the signature page to this Letter of Transmittal, in each case, in accordance with the terms and conditions of the Merger Agreement.
DESCRIPTION OF COMPANY COMMON STOCK SURRENDERED (attach additional pages if necessary)
Name of owner (exact name on Certificates); address, including zip code; telephone number, including area code	Certificate Number(s)	Number of Shares

Total:
Completion and delivery of this Letter of Transmittal constitute irrevocable assent to and adoption of the Merger Agreement and its terms, conditions and provisions and irrevocable approval of the Merger, and constitutes an irrevocable waiver by the undersigned of any appraisal rights, dissenters’ rights and any similar rights with respect to any Company Common Stock under the General Corporation Law of the State of Delaware (the “DGCL”), whether or not the undersigned has previously made a written demand upon the Company or any other person.

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Delivery of this Letter of Transmittal to an address other than that as set forth above will not constitute a valid delivery. The undersigned acknowledges that valid delivery of this Letter of Transmittal and any related Certificates will not, in and of itself, entitle the undersigned to any rights unless and until the Merger is consummated pursuant to the Merger Agreement.
In order to induce Parent to deliver consideration in respect of the undersigned’s Company Common Stock, as called for by the Merger Agreement, and for other good and valuable consideration, the undersigned hereby expressly represents and warrants to and agrees with Parent, the Company and the Stockholder Representative as follows:
1.
Representations and Warranties; Certain Covenants.

a.   The undersigned acknowledges receipt of a copy of the Merger Agreement and all schedules and exhibits thereto. The undersigned has reviewed and understands the terms and provisions of the Merger Agreement. The undersigned acknowledges and understands that the definitive terms and conditions pursuant to which the Merger is to be effected, including the amount and type of consideration that the holders of Company Common Stock are entitled to receive thereunder, and the effect of this Letter of Transmittal, are set forth in full in the Merger Agreement and subject to the provisions thereof.
b.   The undersigned hereby (i) acknowledges that the Merger Agreement and all of the transactions contemplated thereby, including, without limitation, the Merger, have been duly approved, for all purposes under the DGCL and the Company’s certificate of incorporation, by the requisite vote of the stockholders of the Company pursuant to the Company Stockholder Approval; (ii) irrevocably consents to the treatment of the undersigned’s Company Common Stock as provided in the Merger Agreement and acknowledges and agrees that, from and after the Effective Time, the undersigned shall have no further rights against Parent, the Company or any other Person in respect of the Company Common Stock of the undersigned other than the undersigned’s rights to receive the consideration due with respect to such surrendered Company Common Stock in accordance with, and subject to, the terms and conditions of the Merger Agreement; (iii) irrevocably consents to and agrees to be bound by the provisions of Article 10 of the Merger Agreement, including Section 10.1 of the Merger Agreement regarding the Stockholder Representative; and (iv) irrevocably waives any and all appraisal, dissenters’ or similar rights with respect to the undersigned’s Company Common Stock and the transactions contemplated by the Merger Agreement, whether or not the undersigned has previously made a written demand upon the Company and otherwise complied with the appraisal rights provisions of Section 262 of the DGCL.
c.   The undersigned hereby irrevocably waives any and all rights to any notice that may be required in connection with the Merger, whether pursuant to the Company’s organizational documents, any Contract, law or otherwise.
d.   The “Description of Company Common Stock Surrendered” set forth above accurately reflects all of the Company Common Stock owned beneficially or of record by the undersigned. The undersigned hereby surrenders all such Company Common Stock for cancellation and extinguishment, and the undersigned acknowledges that all such Company Common Stock shall, at the Effective Time, be cancelled, extinguished and automatically converted into the right to receive, in accordance with the instructions provided by the undersigned in this Letter of Transmittal, the consideration described in the Merger Agreement, on the terms and subject to the conditions of the Merger Agreement.
e.   The undersigned will be as of the Effective Time, and as of the date of this Letter of Transmittal, the record and beneficial owner of and has valid title to the Company Common Stock listed in this Letter of Transmittal, free and clear of all Liens, and will have as of the Effective Time, and has as of the date of this Letter of Transmittal, the right and power to submit such Company Common Stock, free and clear of all Liens, other than any such restrictions on transfer arising pursuant to applicable securities laws or Liens contained in the organizational documents of the Company that will terminate at Closing, for payment with this Letter of Transmittal. The

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undersigned has full power and authority to execute and deliver this Letter of Transmittal and to perform his, her or its obligations hereunder. The undersigned, if it is not a natural person, is duly organized and validly existing under the laws of its jurisdiction of formation, or if he or she is a natural person, he or she has the legal capacity to execute and deliver this Letter of Transmittal. The execution, delivery and performance of this Letter of Transmittal has been duly authorized by all necessary action (including, but not limited to, if the undersigned is an entity, approval of its board of directors or other managing body and, if necessary, stockholders or other owners) of the undersigned, if any, and this Letter of Transmittal constitutes a valid and binding obligation of the undersigned, enforceable against the undersigned in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.
f.   The execution, delivery and performance of this Letter of Transmittal by the undersigned (i) will not violate the certificate of incorporation, bylaws, or other organizational documents of the undersigned (if the undersigned is an entity), (ii) will not violate any applicable laws with regard to the undersigned and (iii) will not conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any obligation of any Contract to which the undersigned is a party or by which the undersigned is bound or to which any of the undersigned’s assets is subject.
2.
Appointment of Stockholder Representative.

a.   The undersigned hereby appoints the Stockholder Representative, which will initially be CCMP Sellers’ Representative, LLC (in its capacity as the Stockholder Representative), and any successor representative, as his, her or its (and his, her or its successors’ and assigns’) attorney-in-fact, with full power and authority, including power of substitution and re-substitution, acting in the name of and for and on behalf of the undersigned, and as exclusive agent for and on behalf of the undersigned for purposes of this Letter of Transmittal, the Merger Agreement and the other Transaction Documents. The undersigned agrees that the Stockholder Representative is the Representative of the Company Stockholders in respect of all matters arising under the Merger Agreement or the Transaction Documents, and is authorized to act, or refrain from acting, with respect to any actions to be taken by or on behalf of any Company Stockholder or the Stockholder Representative, including to enforce any rights granted to any Company Stockholder thereunder, in each case as the Stockholder Representative believes is necessary or appropriate under the Merger Agreement and the Transaction Documents, for and on behalf of the Company Stockholders. Without limiting the generality of the foregoing, the undersigned agrees that the Stockholder Representative shall have the full power and authority to interpret all the terms and provisions of the Merger Agreement and the Transaction Documents, and to consent to any amendment thereof on behalf of the undersigned and the other Company Stockholders and their respective successors.
b.   The undersigned hereby acknowledges and agrees that he, she, or it, together with the other Company Stockholders will indemnify and hold harmless the Stockholder Representative from and against any and all Losses arising out of or in connection with the Stockholder Representative’s execution and performance of the Merger Agreement and the Transaction Documents, in each case as such Loss is suffered or incurred; provided, that in the event that any such Loss is finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Stockholder Representative, the Stockholder Representative will reimburse the undersigned and the other Company Stockholders the amount of such indemnified Loss to the extent attributable to such gross negligence or willful misconduct. The Stockholder Representative shall be entitled to reimbursement by the undersigned and the other Company Stockholders for all reasonable expenses, disbursements and advances (including fees and disbursements of its counsel, experts and other agents and consultants) incurred by the Stockholder Representative in such capacity. In the event that the Stockholder Representative determines, in its sole and absolute discretion, that the funds paid to the Stockholder Representative pursuant to Section 2.12 of the Merger Agreement or otherwise exceed the Stockholder Representative Expenses, the Stockholder Representative shall pay such excess amount to the undersigned and

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the other Company Stockholders pro rata, as an addition to such portions of the Purchase Price received by the undersigned and the other Company Stockholders. The undersigned acknowledges and agrees that in no event will the Stockholder Representative be required to advance its own funds on behalf of the Company Stockholders or otherwise. The undersigned acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Stockholder Representative or the termination of the Merger Agreement.
c.   The undersigned hereby acknowledges that the Stockholder Representative may resign at any time by giving 30 days’ notice to Parent and the Company Stockholders; provided, however, in the event of the resignation or removal of the Stockholder Representative, a new Stockholder Representative (who shall be reasonably acceptable to Parent) shall be appointed by the vote or written consent of the Company Stockholders who held of a majority of the Company Common Stock immediately prior to the Effective Time.
d.   The undersigned hereby acknowledges and agrees that the appointment of the Stockholder Representative and power of attorney shall be deemed as coupled with an interest and all authority conferred hereby shall be irrevocable and shall not be subject to termination by operation of law, whether by the death or incapacity or liquidation or dissolution of the undersigned or the occurrence of any other event or events, and Parent, Merger Sub and the Surviving Corporation may conclusively and absolutely rely, without inquiry, upon any action of the Stockholder Representative as the act of the undersigned in all matters referred to herein. The undersigned further agrees to be bound by and subject to the provisions of Section 10.1 of the Merger Agreement, and acknowledges and accepts that the undersigned does not and will not have the right to object, dissent, protest or otherwise contest any of the Stockholder Representative’s decisions or actions.
3.
Release.

a.   Effective upon and following the Closing, the undersigned, on its own behalf and on behalf of each of its Affiliates and Representatives, generally, irrevocably, unconditionally and completely releases and forever discharges each of Parent, Merger Sub and each Group Company, their respective Affiliates, and their respective Related Parties (collectively, the “Released Parties”) from all disputes, claims, obligations, judgments, suits, covenants, contracts, arrangements, promises, dues, debts, accounts, losses, controversies, demands, rights, liabilities of any kind, actions and causes of action of every kind and nature, whether known or unknown, suspected or unsuspected, accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, and that now exist or may hereafter exist, (collectively, “Claims”) solely to the extent such Claims arise or relate to the undersigned’s capacity as a securityholder of the Company prior to the Closing (collectively, the “Released Claims”). The undersigned will refrain from directly or indirectly asserting any claim or commencing (or causing to be commenced) any action or proceeding of any kind before any court, arbitrator or Governmental Entity against any Released Party based upon any Released Claim; Notwithstanding the foregoing, nothing in this Section 3 shall release the Parent Released Parties from their obligations (a) under the Merger Agreement or the other Transaction Documents, including this Letter of Transmittal, or (b) with respect to any salary, bonuses, vacation pay or employee benefits accrued pursuant to a Company Benefit Plan in effect as of the date of the Merger Agreement or any expense reimbursement pursuant to a policy of the Group Companies in effect as of the date of the Merger Agreement accrued in the Ordinary Course.
b.   The undersigned acknowledges that he, she or it may execute, and may have executed, additional releases in connection with the Transactions, and for the avoidance of doubt, the undersigned will be bound by each release to which the undersigned is a party and such releases will be cumulative and not exclusive to one another.
4.
Signatures.   If this Letter of Transmittal or any related transmittal document is signed by the registered holder(s) of the Company Common Stock surrendered hereby, the signature(s) must correspond with the name(s) as written on the face of the Certificate(s) formerly representing such Company Common Stock without alteration, enlargement or any change whatsoever. If any Company Common Stock surrendered hereby are owned of record by two or more joint owners, all such owners have signed this Letter of Transmittal and the related transmittal documents. If the

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undersigned is an individual, unless the signature of the undersigned’s spouse appears below, the undersigned represents and warrants to the Company that the undersigned is not married or that the undersigned’s primary residence is in a state that is not a community property state. If this Letter of Transmittal or any other transmittal document is signed by a trustee, executor, administrator, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person has so indicated when signing, and represents and warrants to the Company that it has the full authority to so act.
5.
General Provisions.

a.   This Letter of Transmittal shall remain in full force and effect notwithstanding the death or incapacity of one or more of the undersigned, and shall be binding upon the heirs, personal representatives, successors and assignees of the undersigned. The representations, warranties, covenants and agreements of the undersigned contained in this Letter of Transmittal shall survive the delivery to the undersigned of any portion of the consideration.
b.   This Letter of Transmittal will be binding upon the undersigned and inure to the benefit of Parent, Merger Sub, the Company, the Surviving Corporation, the Stockholder Representative and their respective, heirs, legal representatives, successors and permitted assigns. The undersigned hereby acknowledges and agrees that the Company, the Surviving Corporation, the Stockholder Representative and Parent are the intended beneficiaries of the agreements, representations and warranties made by the undersigned in this Letter of Transmittal.
c.   If any provision of this Letter of Transmittal, or the application thereof to any Person or circumstance is held invalid or unenforceable, the remainder of this Letter of Transmittal, and the application of such provision to other Persons or circumstances, shall not be affected thereby, and to such end, the provisions of this Letter of Transmittal are agreed to be severable.
d.   No amendment, modification or waiver in respect to this Letter of Transmittal shall be effective against the undersigned unless it shall be in writing and signed by the undersigned, the Company, the Stockholder Representative and Parent.
e.   The undersigned represents and acknowledges that he, she or it has read this Letter of Transmittal and understands its terms and has been given an opportunity to ask questions of the Company’s Representatives. The undersigned further represents that in signing this Letter of Transmittal he, she or it does not rely, and has not relied, on any representation or statement not set forth in this Letter of Transmittal made by any representative of the Company or anyone else with regard to the subject matter, basis or effect of this Letter of Transmittal or otherwise.
f.   This Letter of Transmittal and all Claims or causes of action based upon, arising out of, or related to this Letter of Transmittal or the Transactions contemplated by this Letter of Transmittal or the Merger Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any other jurisdiction.
g.   The State and Federal courts located within the State of Delaware shall have exclusive jurisdiction over any and all disputes between the parties hereto, whether in law or equity, arising out of or relating to this Letter of Transmittal and the agreements, instruments and documents contemplated hereby and the parties hereto consent to and agree to submit to the exclusive jurisdiction of such courts. Each of the parties hereto hereby waives and agrees not to assert in any such dispute, to the fullest extent permitted by applicable law, any claim that (i) such party is not personally subject to the jurisdiction of such courts, (ii) such party and such party’s property is immune from any legal process issued by such courts or (iii) any litigation or other proceeding commenced in such courts is brought in an inconvenient forum.
h.   The stockholder hereby irrevocably waives all rights to a trial by jury in any action, proceeding or counterclaim arising out of or relating to this Letter of Transmittal or the transactions contemplated by this Letter of Transmittal or the Merger Agreement.

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i.   Please note that if the Merger is not consummated, this Letter of Transmittal will be returned to you, and this Letter of Transmittal Letter will be void and of no force and effect.
[Remainder of page intentionally left blank.]

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SIGN BELOW:

Signature(s) of Holder(s)
(Must be signed by registered holder(s) exactly as name(s) appear(s) on share certificates, if any. See Instruction 2.)
Dated:

Taxpayer identification number

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HMAN GROUP HOLDINGS INC.
AFFIDAVIT OF LOSS AND INDEMNITY
The undersigned does hereby certify that they are the owner and holder of Certificate
Number                   representing                                    (                 ) shares of common stock, $0.01 par value per share, of HMAN Group Holdings Inc., a Delaware corporation (the “Company”), and does further certify as follows:
1.
The undersigned is the true, lawful and sole owner of the certificate referred to above, has made a diligent search for said stock certificate, has been unable to locate said stock certificate notwithstanding such search, and has reason to believe that said stock certificate has been lost, stolen or destroyed;

2.
The undersigned has not sold, assigned, transferred, endorsed, pledged, hypothecated or otherwise transferred or disposed of said stock certificate (or any of the shares of stock evidenced thereby), and has not enforced said stock certificate or executed any bill of sale, stock power, pledge, security agreement or any other document of conveyance which transfers or purports to transfer said stock certificate or any interest in said stock certificate, except in each case pursuant to the foregoing Letter of Transmittal;

3.
The undersigned is entitled to full and exclusive possession of said stock certificate, except in each case as set forth in this Affidavit of Loss and Indemnity or the foregoing Letter of Transmittal;

4.
The undersigned understand, covenants and agrees that he, she or it is issuing this Affidavit of Loss and Indemnity in lieu of returning said stock certificate in exchange for receiving payment for the shares of the Company represented by said stock certificate in accordance with the Agreement and Plan of Merger, dated as of January 24, 2020, by and among the Company, Landcadia Holdings III, Inc., a Delaware corporation (“Parent”), Helios Sun Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and CCMP Sellers’ Representative, LLC, a Delaware limited liability company, solely in its capacity as the Stockholder Representative thereunder (the “Stockholder Representative”);

5.
The undersigned will, in the event said stock certificate is recovered, cause the same to be returned to the Company for cancellation; and

6.
The undersigned agrees for itself and its successors, estates, executor and heirs to indemnify, defend and hold harmless the Parent, Company, Merger Sub, the Stockholder Representative, and all of their respective directors, officers, employees, representatives, agents, affiliates, successors and assigns, and any and all individuals, firms or corporations as may now or hereafter be acting on their behalf as transfer agent, depository, trustee, fiscal or paying agent, redemption agent or as agent in any other capacity (the “Indemnitees”) from any and all actions and suits, whether groundless or otherwise, and from all losses, liabilities, damages, penalties, fines, costs, charges, payments, taxes and expenses (including all reasonable attorneys’ fees and court costs) whatsoever sustained or incurred by any of the Indemnitees resulting from, arising out of, relating to any claim by anyone asserting an ownership interest in the Company, or other claim, caused by the loss, misplacement or destruction of said stock certificate.

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IN WITNESS WHEREOF, the undersigned has executed this Affidavit of Loss and Indemnity as of the       day of                  .

Printed Name:
THE STATE OF )
)
COUNTY OF )
On this           day of                 , before me personally appeared                 , known to me to be the individual described in and who executed the foregoing Affidavit of Loss and Indemnity Agreement and acknowledged that he executed the foregoing instrument for the purposes therein contained.
IN WITNESS WHEREOF, I have hereunto set my hand and official seal.

Printed Name:

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Form W-9
See attached.

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EXHIBIT G
Equity Incentive Plan
[See Annex F to this proxy statement/prospectus.]

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Annex B
SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
LANDCADIA HOLDINGS III, INC.
October 8, 2020
The undersigned does hereby certify as follows:
1.   The Corporation (as defined below) was initially formed as Automalyst LLC (the “LLC”), a Delaware limited liability company, on March 13, 2018. The sole member of the LLC was M Science Holdings LLC, a Delaware limited liability company.
2.   On August 24, 2020, the LLC filed a certificate of conversion with the Delaware Secretary of State for purposes of converting the LLC to a corporation.
3.   The original certificate of incorporation of the Corporation was filed with the Delaware Secretary of State on August 24, 2020.
4.   The Amended and Restated Certificate of Incorporation of the Corporation was filed with the Delaware Secretary of State on September 16, 2020 (the “Amended and Restated Certificate”).
5.   This Second Amended and Restated Certificate of Incorporation (this “Certificate”), which amends and restates the provisions of the Original Certificate, was duly adopted by the Board of Directors of the Corporation (the “Board”) in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware and by written consent of the Corporation’s stockholders in accordance with Section 228 of the General Corporation Law of the State of Delaware (the “DGCL”).
6.   This Certificate shall become effective on the date of filing with the Secretary of State of Delaware.
7.   The text of the Amended and Restated Certificate is hereby restated and amended in its entirety to read as follows:
ARTICLE I
NAME
The name of the corporation is Landcadia Holdings III, Inc. (the “Corporation”).
ARTICLE II
PURPOSE
The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL. In addition to the powers and privileges conferred upon the Corporation by law and those incidental thereto, the Corporation shall possess and may exercise all the powers and privileges that are necessary or convenient to the conduct, promotion or attainment of the business or purposes of the Corporation, including, but not limited to, effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination involving the Corporation and one or more businesses (a “Business Combination”).
ARTICLE III
REGISTERED AGENT
The address of the Corporation’s registered office in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801, and the name of the Corporation’s registered agent at such address is The Corporation Trust Company.
ARTICLE IV
CAPITALIZATION
Section 4.1   Authorized Capital Stock.   The total number of shares of all classes of capital stock, each with a par value of $0.0001 per share, which the Corporation is authorized to issue is 401,000,000 shares, consisting of (a) 400,000,000 shares of common stock (the “Common Stock”), including (i) 380,000,000 shares of Class A Common Stock (the “Class A Common Stock”), and (ii) 20,000,000 shares of Class B Common Stock (the “Class B Common Stock”), and (b) 1,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”).
Section 4.2   Preferred Stock.   Subject to Article IX hereof, the Board is hereby expressly authorized to provide, out of the unissued shares of the Preferred Stock, one or more series of Preferred Stock, and to establish from time to time the number of shares to be included in each such series and to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, of each such series and any qualifications, limitations and restrictions thereof, as shall be stated in the resolution or resolutions adopted by the Board providing for the issuance of such series and included in a certificate of designation (a “Preferred Stock Designation”) filed pursuant to the DGCL, and the Board is hereby expressly vested with the authority to the full extent provided by law, now or hereafter, to adopt any such resolution or resolutions.
Section 4.3   Common Stock.
(a) Voting.
(i)   Except as otherwise required by law or this Certificate (including any Preferred Stock Designation), the holders of the Common Stock shall exclusively possess all voting power with respect to the Corporation.
(ii)   Except as otherwise required by law or this Certificate (including any Preferred Stock Designation), the holders of shares of Common Stock shall be entitled to one vote for each such share on each matter properly submitted to the stockholders on which the holders of the Common Stock are entitled to vote.
(iii)   Except as otherwise required by law or this Certificate (including any Preferred Stock Designation), at any annual or special meeting of the stockholders of the Corporation, holders of the Class A Common Stock and holders of the Class B Common Stock, voting together as a single class, shall have the exclusive right to vote for the election of directors and on all other matters properly submitted to a vote of the stockholders. Notwithstanding the foregoing, except as otherwise required by law or this Certificate (including any Preferred Stock Designation), holders of shares of any series of Common Stock shall not be entitled to vote on any amendment to this Certificate (including any amendment to any Preferred Stock Designation) that relates solely to the terms of one or more outstanding series of Preferred Stock or other series of Common Stock if the holders of such affected series of Preferred Stock or Common Stock, as applicable, are entitled exclusively, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate (including any Preferred Stock Designation) or the DGCL.
(b) Class B Common Stock.
(i)   Shares of Class B Common Stock shall be convertible into shares of Class A Common Stock on a one-for-one basis (the “Initial Conversion Ratio”) automatically concurrently with or immediately following on the business day following the closing of the Business Combination (as defined below).
(ii)   Notwithstanding the Initial Conversion Ratio, in the case that additional shares of Class A Common Stock, or equity-linked securities, are issued or deemed issued in excess of the amounts sold in the Corporation’s initial public offering of securities and related to the closing of the initial Business Combination, all issued and outstanding shares of Class B Common Stock shall automatically convert into shares of Class A Common Stock at the time of the closing of the Corporation’s initial merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”) at a ratio for which:
•
the numerator shall be equal to the sum of (A) 25% of all shares of Class A Common Stock issued or issuable (upon the conversion or exercise of any equity-linked securities or otherwise) by the Corporation, related to or in connection with the consummation of the initial Business Combination (excluding any securities issued or issuable to any seller in the initial Business Combination) plus

(B) the number of shares of Class B Common Stock issued and outstanding prior to the closing of the initial Business Combination; and
•
the denominator shall be the number of shares of Class B Common Stock issued and outstanding prior to the closing of the initial Business Combination.

Notwithstanding anything to the contrary contained herein, (i) the foregoing adjustment to the Initial Conversion Ratio may be waived as to any particular issuance or deemed issuance of additional shares of Class A Common Stock or equity-linked securities by the written consent or agreement of holders of a majority of the shares of Class B Common Stock then outstanding consenting or agreeing separately as a single class in the manner provided in Section 4.3(b)(iii), and (ii) in no event shall the Class B Common Stock convert into Class A Common Stock at a ratio that is less than one-for-one.
The foregoing conversion ratio shall also be adjusted to account for any subdivision (by stock split, subdivision, exchange, stock dividend, reclassification, recapitalization or otherwise) or combination (by reverse stock split, exchange, reclassification, recapitalization or otherwise) or similar reclassification or recapitalization of the outstanding shares of Class A Common Stock into a greater or lesser number of shares occurring after the original filing of this Certificate without a proportionate and corresponding subdivision, combination or similar reclassification or recapitalization of the outstanding shares of Class B Common Stock.
Each share of Class B Common Stock shall convert into its pro rata number of shares of Class A Common Stock pursuant to this Section 4.3(b). The pro rata share for each holder of Class B Common Stock will be determined as follows: Each share of Class B Common Stock shall convert into such number of shares of Class A Common Stock as is equal to the product of one (1) multiplied by a fraction, the numerator of which shall be the total number of shares of Class A Common Stock into which all of the issued and outstanding shares of Class B Common Stock shall be converted pursuant to this Section 4.3(b) and the denominator of which shall be the total number of issued and outstanding shares of Class B Common Stock at the time of conversion.
(iii)   Voting.   Except as otherwise required by law or this Certificate (including any Preferred Stock Designation), for so long as any shares of Class B Common Stock shall remain outstanding, the Corporation shall not, without the prior vote or written consent of the holders of a majority of the shares of Class B Common Stock then outstanding, voting separately as a single class, amend, alter or repeal any provision of this Certificate, whether by merger, consolidation or otherwise, if such amendment, alteration or repeal would alter or change the powers, preferences or relative, participating, optional or other or special rights of the Class B Common Stock. Any action required or permitted to be taken at any meeting of the holders of Class B Common Stock may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of the outstanding Class B Common Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of Class B Common Stock were present and voted and shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which minutes of proceedings of stockholders are recorded. Delivery made to the Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested. Prompt written notice of the taking of corporate action without a meeting by less than unanimous written consent of the holders of Class B Common Stock shall, to the extent required by law, be given to those holders of Class B Common Stock who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for notice of such meeting had been the date that written consents signed by a sufficient number of holders of Class B Common Stock to take the action were delivered to the Corporation.
(c)   Dividends.   Subject to applicable law, the rights, if any, of the holders of any outstanding series of the Preferred Stock and the provisions of Article IX hereof, the holders of shares of Common Stock shall be entitled to receive such dividends and other distributions (payable in cash, property or capital stock of the Corporation) when, as and if declared thereon by the Board from time to time out of any assets or funds of the Corporation legally available therefor and shall share equally on a per share basis in such dividends and distributions.
(d)   Liquidation, Dissolution or Winding Up of the Corporation.   Subject to applicable law, the rights, if any, of the holders of any outstanding series of the Preferred Stock and the provisions of Article IX hereof, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of shares of Common Stock shall be entitled to receive all the remaining assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of shares of Class A Common Stock (on an as converted basis with respect to the Class B Common Stock) held by them.
Section 4.4   Rights and Options.   The Corporation has the authority to create and issue rights, warrants and options entitling the holders thereof to acquire from the Corporation any shares of its capital stock of any class or classes, with such rights, warrants and options to be evidenced by or in instrument(s) approved by the Board. The Board is empowered to set the exercise price, duration, times for exercise and other terms and conditions of such rights, warrants or options; provided, however, that the consideration to be received for any shares of capital stock issuable upon exercise thereof may not be less than the par value thereof.
ARTICLE V
BOARD OF DIRECTORS
Section 5.1   Board Powers.   The business and affairs of the Corporation shall be managed by, or under the direction of, the Board. In addition to the powers and authority expressly conferred upon the Board by statute, this Certificate or the Bylaws (the “Bylaws”) of the Corporation, the Board is hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the DGCL, this Certificate and any Bylaws adopted by the stockholders; provided, however, that no Bylaws hereafter adopted by the stockholders shall invalidate any prior act of the Board that would have been valid if such Bylaws had not been adopted.
Section 5.2   Number, Election and Term.
(a)   The number of directors of the Corporation, other than those who may be elected by the holders of one or more series of the Preferred Stock voting separately by class or series, shall be fixed from time to time exclusively by the Board pursuant to a resolution adopted by a majority of the Board.
(b)   Subject to Section 5.5 hereof, the Board shall be divided into three classes, as nearly equal in number as possible and designated Class I, Class II and Class III. The Board is authorized to assign members of the Board already in office to Class I, Class II or Class III. The term of the initial Class I Directors shall expire at the first annual meeting of the stockholders of the Corporation following the effectiveness of this Certificate, the term of the initial Class II Directors shall expire at the second annual meeting of the stockholders of the Corporation following the effectiveness of this Certificate and the term of the initial Class III Directors shall expire at the third annual meeting of the stockholders of the Corporation following the effectiveness of this Certificate. At each succeeding annual meeting of the stockholders of the Corporation, beginning with the first annual meeting of the stockholders of the Corporation following the effectiveness of this Certificate, each of the successors elected to replace the class of directors whose term expires at that annual meeting shall be elected for a three-year term or until the election and qualification of their respective successors in office, subject to their earlier death, resignation or removal. Subject to Section 5.5 hereof, if the number of directors that constitutes the Board is changed, any increase or decrease shall be apportioned by the Board among the classes so as to maintain the number of directors in each class as nearly equal as possible, but in no case shall a decrease in the number of directors constituting the Board shorten the term of any incumbent director. Subject to the rights of the holders of one or more series of Preferred Stock, voting separately by class or series, to elect directors pursuant to the terms of one or more series of Preferred Stock, the election of directors shall be determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon. The Board is hereby expressly authorized, by resolution or resolutions thereof, to assign members of the Board already in office to the aforesaid classes at the time this Certificate (and therefore such classification) becomes effective in accordance with the DGCL.

(c)   Subject to Section 5.5 hereof, a director shall hold office until the annual meeting for the year in which his or her term expires and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.
(d)   Unless and except to the extent that the Bylaws shall so require, the election of directors need not be by written ballot.
Section 5.3   Newly Created Directorships and Vacancies.   Subject to Section 5.5 hereof, newly created directorships resulting from an increase in the number of directors and any vacancies on the Board resulting from death, resignation, retirement, disqualification, removal or other cause may be filled solely and exclusively by a majority vote of the remaining directors then in office, even if less than a quorum or by a sole remaining director (and not by stockholders), and any director so chosen shall hold office for the remainder of the full term of the class of directors to which the new directorship was added or in which the vacancy occurred and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.
Section 5.4   Removal.   Subject to Section 5.5 hereof, any or all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.
Section 5.5   Preferred Stock — Directors.   Notwithstanding any other provision of this Article V, and except as otherwise required by law, whenever the holders of one or more series of the Preferred Stock shall have the right, voting separately by class or series, to elect one or more directors, the term of office, the filling of vacancies, the removal from office and other features of such directorships shall be governed by the terms of such series of the Preferred Stock as set forth in this Certificate (including any Preferred Stock Designation) and such directors shall not be included in any of the classes created pursuant to this Article V unless expressly provided by such terms.
Section 5.6   Quorum.   A quorum for the transaction of business by the directors shall be set forth in the Bylaws.
ARTICLE VI
BYLAWS
In furtherance and not in limitation of the powers conferred upon it by law, the Board shall have the power and is expressly authorized to adopt, amend, alter or repeal the Bylaws. The affirmative vote of a majority of the Board shall be required to adopt, amend, alter or repeal the Bylaws. The Bylaws also may be adopted, amended, altered or repealed by the stockholders; provided, however, that in addition to any vote of the holders of any class or series of capital stock of the Corporation required by law or by this Certificate (including any Preferred Stock Designation), the affirmative vote of the holders of at least a majority of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders to adopt, amend, alter or repeal the Bylaws; and provided further, however, that no Bylaws hereafter adopted by the stockholders shall invalidate any prior act of the Board that would have been valid if such Bylaws had not been adopted.
ARTICLE VII
MEETINGS OF STOCKHOLDERS; ACTION BY WRITTEN CONSENT
Section 7.1   Meetings.   Subject to the rights, if any, of the holders of any outstanding series of the Preferred Stock, and to the requirements of applicable law, special meetings of stockholders of the Corporation may be called only by the Chairman of the Board, Chief Executive Officer of the Corporation, or the Board pursuant to a resolution adopted by a majority of the Board, and the ability of the stockholders to call a special meeting is hereby specifically denied. Except as provided in the foregoing sentence, special meetings of stockholders may not be called by another person or persons.
Section 7.2   Advance Notice.   Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws.

Section 7.3   Action by Written Consent.   Except as may be otherwise provided for or fixed pursuant to this Certificate (including any Preferred Stock Designation) relating to the rights of the holders of any outstanding series of Preferred Stock, subsequent to the consummation of the Offering, any action required or permitted to be taken by the stockholders of the Corporation must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders other than with respect to the Class B Common Stock with respect to which action may be taken by written consent.
ARTICLE VIII
LIMITED LIABILITY; INDEMNIFICATION
Section 8.1   Limitation of Director Liability.   A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended unless a director violated his or her duty of loyalty to the Corporation or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived improper personal benefit from his or her actions as a director. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.
Section 8.2   Indemnification and Advancement of Expenses.
(a)   To the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, the Corporation shall indemnify and hold harmless each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred by such indemnitee in connection with such proceeding. The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by an indemnitee in defending or otherwise participating in any proceeding in advance of its final disposition; provided, however, that, to the extent required by applicable law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking, by or on behalf of the indemnitee, to repay all amounts so advanced if it shall ultimately be determined that the indemnitee is not entitled to be indemnified under this Section 8.2 or otherwise. The rights to indemnification and advancement of expenses conferred by this Section 8.2 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators. Notwithstanding the foregoing provisions of this Section 8.2(a), except for proceedings to enforce rights to indemnification and advancement of expenses, the Corporation shall indemnify and advance expenses to an indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board.
(b)   The rights to indemnification and advancement of expenses conferred on any indemnitee by this Section 8.2 shall not be exclusive of any other rights that any indemnitee may have or hereafter acquire under law, this Certificate, the Bylaws, an agreement, vote of stockholders or disinterested directors, or otherwise.
(c)   Any repeal or amendment of this Section 8.2 by the stockholders of the Corporation or by changes in law, or the adoption of any other provision of this Certificate inconsistent with this Section 8.2, shall, unless otherwise required by law, be prospective only (except to the extent such amendment or change in law permits the Corporation to provide broader indemnification rights on a retroactive basis than permitted prior thereto), and shall not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision in respect of any proceeding (regardless of when such proceeding is first threatened, commenced or completed) arising out of, or related to, any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.
(d)   This Section 8.2 shall not limit the right of the Corporation, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other than indemnitees.
ARTICLE IX
BUSINESS COMBINATION REQUIREMENTS; EXISTENCE
Section 9.1   General.
(a)   The provisions of this Article IX shall apply during the period commencing upon the effectiveness of this Certificate and terminating upon the consummation of the Corporation’s initial Business Combination and no amendment to this Article IX shall be effective prior to the consummation of the initial Business Combination unless approved by the affirmative vote of the holders of at least sixty-five percent (65%) of all then outstanding shares of the Common Stock.
(b)   Immediately after the Offering, a certain amount of the net offering proceeds received by the Corporation in the Offering (including the proceeds of any exercise of the underwriters’ over-allotment option) and certain other amounts specified in the Corporation’s registration statement on Form S-1, initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 17, 2020, as amended (the “Registration Statement”), shall be deposited in a trust account (the “Trust Account”), established for the benefit of the Public Stockholders (as defined below) pursuant to a trust agreement described in the Registration Statement. Except for the withdrawal of interest to pay taxes (less up to $100,000 of interest to pay dissolution expenses), none of the funds held in the Trust Account (including the interest earned on the funds held in the Trust Account) will be released from the Trust Account until the earliest to occur of (i) the completion of the initial Business Combination, (ii) the redemption of 100% of the Offering Shares (as defined below) if the Corporation is unable to complete its initial Business Combination within 24 months from the closing of the Offering and (iii) the redemption of shares in connection with a vote seeking to amend such provisions of this Certificate as described in Section 9.7. Holders of shares of Common Stock included as part of the units sold in the Offering (the “Offering Shares”) (whether such Offering Shares were purchased in the Offering or in the secondary market following the Offering and whether or not such holders are either Sponsor or officers or directors of the Corporation, or affiliates of any of the foregoing) are referred to herein as “Public Stockholders.”
Section 9.2   Redemption Rights.
(a)   Prior to the consummation of the initial Business Combination, the Corporation shall provide all holders of Offering Shares with the opportunity to have their Offering Shares redeemed upon the consummation of the initial Business Combination pursuant to, and subject to the limitations of, Sections 9.2(b) and 9.2(c) (such rights of such holders to have their Offering Shares redeemed pursuant to such Sections, the “Redemption Rights”) hereof for cash equal to the applicable redemption price per share determined in accordance with Section 9.2(b) hereof (the “Redemption Price”); provided, however, that the Corporation shall not redeem Offering Shares to the extent that such redemption would result in the Corporation’s failure to have net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (or any successor rule)) in excess of $5 million or any greater net tangible asset or cash requirement which may be contained in the agreement relating to the initial Business Combination upon consummation of the initial Business Combination (such limitation hereinafter called the “Redemption Limitation”). Notwithstanding anything to the contrary contained in this Certificate, there shall be no Redemption Rights or liquidating distributions with respect to any warrant issued pursuant to the Offering.
(b)   If the Corporation offers to redeem the Offering Shares other than in conjunction with a stockholder vote on an initial Business Combination with a proxy solicitation pursuant to Regulation 14A of the Exchange Act (or any successor rules or regulations) and filing proxy materials with the SEC, the Corporation shall offer to redeem the Offering Shares upon the consummation of the initial Business Combination, subject to lawfully available funds therefor, in accordance with the provisions of Section 9.2(a)

hereof pursuant to a tender offer in accordance with Rule 13e-4 and Regulation 14E of the Exchange Act (or any successor rule or regulation) (such rules and regulations hereinafter called the “Tender Offer Rules”) which it shall commence prior to the consummation of the initial Business Combination and shall file tender offer documents with the SEC prior to the consummation of the initial Business Combination that contain substantially the same financial and other information about the initial Business Combination and the Redemption Rights as is required under Regulation 14A of the Exchange Act (or any successor rule or regulation) (such rules and regulations hereinafter called the “Proxy Solicitation Rules”), even if such information is not required under the Tender Offer Rules; provided, however, that if a stockholder vote is required by law to approve the proposed initial Business Combination, or the Corporation decides to submit the proposed initial Business Combination to the stockholders for their approval for business or other legal reasons, the Corporation shall offer to redeem the Offering Shares, subject to lawfully available funds therefor, in accordance with the provisions of Section 9.2(a) hereof in conjunction with a proxy solicitation pursuant to the Proxy Solicitation Rules (and not the Tender Offer Rules) at a price per share equal to the Redemption Price calculated in accordance with the following provisions of this Section 9.2(b). In the event that the Corporation offers to redeem the Offering Shares pursuant to a tender offer in accordance with the Tender Offer Rules, the Redemption Price per share of the Common Stock payable to holders of the Offering Shares tendering their Offering Shares pursuant to such tender offer shall be equal to the quotient obtained by dividing: (i) the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the initial Business Combination, including interest not previously released to the Corporation to pay its taxes, by (ii) the total number of then outstanding Offering Shares. If the Corporation offers to redeem the Offering Shares in conjunction with a stockholder vote on the proposed initial Business Combination pursuant to a proxy solicitation, the Redemption Price per share of the Common Stock payable to holders of the Offering Shares exercising their Redemption Rights (irrespective of whether they voted in favor or against the Business Combination) shall be equal to the quotient obtained by dividing: (x) the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the initial Business Combination, including interest not previously released to the Corporation to pay its taxes, by (y) the total number of then outstanding Offering Shares.
(c)   If the Corporation offers to redeem the Offering Shares in conjunction with a stockholder vote on an initial Business Combination pursuant to a proxy solicitation, a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13(d)(3) of the Exchange Act), shall be restricted from seeking Redemption Rights with respect to more than an aggregate of 15% of the Offering Shares without the prior consent of the Corporation.
(d)   In the event that the Corporation has not consummated an initial Business Combination within 24 months from the closing of the Offering, the Corporation shall (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter subject to lawfully available funds therefor, redeem 100% of the Offering Shares in consideration of a per-share price, payable in cash, equal to the quotient obtained by dividing (A) the aggregate amount then on deposit in the Trust Account, including interest not previously released to the Corporation to pay its taxes (less up to $100,000 of interest to pay dissolution expenses), by (B) the total number of then outstanding Offering Shares, which redemption will completely extinguish rights of the Public Stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the Board in accordance with applicable law, dissolve and liquidate, subject in each case to the Corporation’s obligations under the DGCL to provide for claims of creditors and other requirements of applicable law.
(e)   If the Corporation offers to redeem the Offering Shares in conjunction with a stockholder vote on an initial Business Combination, the Corporation shall consummate the proposed initial Business Combination only if (i) such initial Business Combination is approved by the affirmative vote of the holders of a majority of the shares of the Common Stock that are voted at a stockholder meeting held to consider such initial Business Combination and (ii) the Redemption Limitation is not exceeded.
(f)   If the Corporation conducts a tender offer pursuant to Section 9.2(b), the Corporation shall consummate the proposed initial Business Combination only if the Redemption Limitation is not exceeded.

Section 9.3   Distributions from the Trust Account.
(a)   A Public Stockholder shall be entitled to receive funds from the Trust Account only as provided in Sections 9.2(a), 9.2(b), 9.2(d) or 9.7 hereof. In no other circumstances shall a Public Stockholder have any right or interest of any kind in or to distributions from the Trust Account, and no stockholder other than a Public Stockholder shall have any interest in or to the Trust Account.
(b)   Each Public Stockholder that does not exercise its Redemption Rights shall retain its interest in the Corporation and shall be deemed to have given its consent to the release of the remaining funds in the Trust Account to the Corporation, and following payment to any Public Stockholders exercising their Redemption Rights, the remaining funds in the Trust Account shall be released to the Corporation.
(c)   The exercise by a Public Stockholder of the Redemption Rights shall be conditioned on such Public Stockholder following the specific procedures for redemptions set forth by the Corporation in any applicable tender offer or proxy materials sent to the Public Stockholders relating to the proposed initial Business Combination. Payment of the amounts necessary to satisfy the Redemption Rights properly exercised shall be made as promptly as practical after the consummation of the initial Business Combination.
Section 9.4   Share Issuances.   Prior to the consummation of the Corporation’s initial Business Combination, the Corporation shall not issue any additional shares of capital stock of the Corporation that would entitle the holders thereof to receive funds from the Trust Account or vote on any initial Business Combination, on any pre-Business Combination activity or on any amendment to this Article IX.
Section 9.5   Transactions with Affiliates.   In the event the Corporation enters into an initial Business Combination with a target business that is affiliated with either Sponsor, or the directors or officers of the Corporation, the Corporation, or a committee of the independent directors of the Corporation, shall obtain an opinion from an independent accounting firm or an independent investment banking firm that is a member of the Financial Industry Regulatory Authority that such Business Combination is fair to the Corporation from a financial point of view.
Section 9.6   No Transactions with Other Blank Check Companies.   The Corporation shall not enter into an initial Business Combination with another blank check company or a similar company with nominal operations.
Section 9.7   Additional Redemption Rights.   If, in accordance with Section 9.1(a), any amendment is to this Certificate to modify the substance or timing of the Corporation’s obligation to redeem 100% of the Offering Shares if the Corporation has not consummated an initial Business Combination within 24 months from the date of the closing of the Offering or to provide for redemption in connection with an initial Business Combination, the Public Stockholders shall be provided with the opportunity to redeem their Offering Shares upon the approval of any such amendment, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest not previously released to the Corporation to pay its taxes, divided by the number of then outstanding Offering Shares; provided, however, that any such amendment will be voided, and this Article IX will remain unchanged, if any stockholders who wish to redeem are unable to redeem due to the Redemption Limitation.
ARTICLE X
CORPORATE OPPORTUNITY
To the extent allowed by law, the doctrine of corporate opportunity, or any other analogous doctrine, shall not apply with respect to the Corporation or any of its officers or directors, or any of their respective affiliates, in circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have as of the date of this Certificate or in the future, and the Corporation renounces any expectancy that any of the directors or officers of the Corporation will offer any such corporate opportunity of which he or she may become aware to the Corporation, except, the doctrine of corporate opportunity shall apply with respect to any of the directors or officers of the Corporation with respect to a corporate opportunity that was offered to such person solely in his or her capacity as a director or officer of the Corporation and (i) such opportunity is one the Corporation is legally and contractually permitted to undertake and would otherwise be reasonable for the Corporation to pursue and (ii) the director or officer is permitted to refer that opportunity to the Corporation without violating any legal obligation.
ARTICLE IX
AMENDMENT OF CERTIFICATE OF INCORPORATION
The Corporation reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in this Certificate (including any Preferred Stock Designation), and other provisions authorized by the laws of the State of Delaware at the time in force that may be added or inserted, in the manner now or hereafter prescribed by this Certificate and the DGCL; and, except as set forth in Article VIII hereof, all rights, preferences and privileges of whatever nature herein conferred upon stockholders, directors or any other persons by and pursuant to this Certificate in its present form or as hereafter amended are granted subject to the right reserved in this Article XI; provided, however, that Article IX hereof may be amended only as provided therein.
ARTICLE XII
EXCLUSIVE FORUM FOR CERTAIN LAWSUITS
Section 12.1   Forum.   Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (the “Court of Chancery”) shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the DGCL or this Certificate or the Bylaws, or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel, except for, as to each of (i) through (iv) above, any claim (A) as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, (C) for which the Court of Chancery does not have subject matter jurisdiction, or (D) any action arising under the Securities Act of 1933, as amended, as to which the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction. Notwithstanding the foregoing, the provisions of this Section 12.1 will not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 12.1.
Section 12.2   Consent to Jurisdiction.   If any action the subject matter of which is within the scope of Section 12.1 immediately above is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce Section 12.1 immediately above (an “FSC Enforcement Action”) and (ii) having service of process made upon such stockholder in any such FSC Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.
Section 12.3   Severability.   If any provision or provisions of this Article XII shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article XII (including, without limitation, each portion of any sentence of this Article XII containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XII.

[Signature Page Follows]
IN WITNESS WHEREOF, Landcadia Holdings III, Inc. has caused this Certificate to be duly executed and acknowledged in its name and on its behalf by an authorized officer as of the date first set forth above.
LANDCADIA HOLDINGS III, INC.
By:
/s/ Steven L. Scheinthal

Name:  Steven L. Scheinthal
Title:
Vice President, General Counsel and Secretary

[Signature Page to LCA III — Second A&R COI]

ANNEX C
FORM OF THIRD AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
LANDCADIA HOLDINGS III, INC.
[•], 2021
Landcadia Holdings III, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:
1.   The Corporation was initially formed as Automalyst LLC (the “LLC”), a Delaware limited liability company, on March 13, 2018. The sole member of the LLC was M Science Holdings LLC, a Delaware limited liability company. On August 24, 2020, the LLC filed a certificate of conversion with the Secretary of State of the State of Delaware for purposes of converting the LLC to a corporation.
2.   The original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on August 24, 2020.
3.   The Corporation filed an amended and restated certificate of incorporation with the Secretary of State of the State of Delaware on September 16, 2020.
4.   The Corporation filed a second amended and restated certificate of incorporation with the Secretary of State of the State of Delaware on October 8, 2020 (the “Second Amended and Restated Certificate”).
5.   This Third Amended and Restated Certificate of Incorporation (this “Third Amended and Restated Certificate”) was duly adopted by the Board of Directors of the Corporation (the “Board”) and the stockholders of the Corporation in accordance with Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware (as amended from time to time, the “DGCL”).
6.   This Certificate shall become effective on the date of filing with the Secretary of State of the State of Delaware.
7.   This Third Amended and Restated Certificate restates, integrates and amends the provisions of the Second Amended and Restated Certificate. Certain capitalized terms used in this Third Amended and Restated Certificate are defined where appropriate herein.
8.   The Second Amended and Restated Certificate is being amended and restated in connection with the transactions contemplated by that certain Agreement and Plan of Merger, dated as of January [•], 2021, by and among the Corporation, HMAN Group Holdings, Inc. and the other parties thereto (as amended, modified, supplemented or waived from time to time, the “Merger Agreement”). As part of the transactions contemplated by the Merger Agreement, and in accordance with Section 4.3(b) of the Second Amended and Restated Certificate, all 20,000,000 shares of the Class B Common Stock of the Corporation will be automatically converted on a 1-for-1 basis into 20,000,000 shares of Class A Common Stock of the Corporation such that, at the effectiveness of this Third Amended and Restated Certificate, only Class A Common Stock remains outstanding. All Class A Common Stock issued and outstanding prior to the effectiveness of this Third Amended and Restated Certificate and all Class A Common Stock issued as part of the Merger Agreement and the Subscription Agreements contemplated by the Merger Agreement shall be renamed as Common Stock for all purposes of this Third Amended and Restated Certificate.
9.   The text of the Second Amended and Restated Certificate is hereby restated and amended in its entirety to read as follows:
ARTICLE I
NAME
The name of the corporation is “Hillman Solutions Corp.”.

ARTICLE II
PURPOSE
The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL. In addition to the powers and privileges conferred upon the Corporation by law and those incidental thereto, the Corporation shall possess and may exercise all the powers and privileges that are necessary or convenient to the conduct, promotion or attainment of the business or purposes of the Corporation.
ARTICLE III
REGISTERED AGENT
The address of the Corporation’s registered office in the State of Delaware is 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle, State of Delaware, 19808, and the name of the Corporation’s registered agent at such address is Corporation Service Company.
ARTICLE IV
CAPITALIZATION
Section 4.1   Authorized Capital Stock.   The total number of shares of all classes of capital stock, each with a par value of $0.0001 per share, which the Corporation is authorized to issue is [•] shares, which shall be divided into two classes, consisting of (a) [•] shares of common stock (the “Common Stock”), and (b) [•] shares of preferred stock (the “Preferred Stock”).
Section 4.2   Preferred Stock.   The Preferred Stock may be issued from time to time in one or more series. The Board is hereby expressly authorized to provide for the issuance of shares of the Preferred Stock in one or more series and to establish from time to time the number of shares to be included in each such series and to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, of each such series and any qualifications, limitations and restrictions thereof, as shall be stated in the resolution or resolutions adopted by the Board providing for the issuance of such series and included in a certificate of designation (a “Preferred Stock Designation”) filed pursuant to the DGCL, and the Board is hereby expressly vested with the authority to the full extent provided by law, now or hereafter, to adopt any such resolution or resolutions. Except as otherwise provided by any Preferred Stock Designation with respect to any series of Preferred Stock then outstanding or by law, no holder of any such series of Preferred Stock, as such, shall be entitled to any voting powers in respect thereof.
Section 4.3   Common Stock.
(a)   Except as otherwise required by law or this Third Amended and Restated Certificate (including any Preferred Stock Designation), the holders of the Common Stock shall exclusively possess all voting power with respect to the Corporation. The holders of shares of Common Stock shall be entitled to one vote for each such share on each matter properly submitted to the stockholders on which the holders of the Common Stock are entitled to vote. The holders of shares of Common Stock shall at all times vote together as one class on all matters submitted to a vote of the stockholders of the Corporation.
(b)   Except as otherwise required by law or this Third Amended and Restated Certificate (including any Preferred Stock Designation), at any annual or special meeting of the stockholders of the Corporation, the holders of the Common Stock shall have the exclusive right to vote for the election of directors and on all other matters properly submitted to a vote of the stockholders. Notwithstanding the foregoing, except as otherwise required by law or this Third Amended and Restated Certificate (including any Preferred Stock Designation), the holders of the Common Stock shall not be entitled to vote on any amendment to this Third Amended and Restated Certificate (including any amendment to any Preferred Stock Designation) that relates solely to the terms of one or more outstanding series of the Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Third Amended and Restated Certificate (including any Preferred Stock Designation) or the DGCL.

(c)   Subject to the rights, if any, of the holders of any outstanding series of the Preferred Stock, the holders of the Common Stock shall be entitled to receive such dividends and other distributions (payable in cash, property or capital stock of the Corporation) when, as and if declared thereon by the Board from time to time out of any assets or funds of the Corporation legally available therefor, and shall share equally on a per share basis in such dividends and distributions.
(d)   Subject to the rights, if any, of the holders of any outstanding series of the Preferred Stock, in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of the Common Stock shall be entitled to receive all the remaining assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of shares of the Common Stock held by them.
Section 4.4   Rights and Options.   The Corporation has the authority to create and issue rights, warrants and options entitling the holders thereof to purchase shares of any class or series of the Corporation’s capital stock or other securities of the Corporation, and such rights, warrants and options shall be evidenced by instrument(s) approved by the Board. The Board is empowered to set the exercise price, duration, times for exercise and other terms and conditions of such rights, warrants or options; provided, however, that the consideration to be received for any shares of capital stock issuable upon exercise thereof may not be less than the par value thereof.
Section 4.5   No Class Vote on Changes in Authorized Number of Shares of Stock.   Subject to the rights of the holders of any outstanding series of Preferred Stock, the number of authorized shares of any class or classes of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, irrespective of the provisions of Section 242(b)(2) of the DGCL.
ARTICLE V
BOARD OF DIRECTORS
Section 5.1   Board Powers.   The business and affairs of the Corporation shall be managed by, or under the direction of, the Board, except as may be otherwise provided by the DGCL or by this Third Amended and Restated Certificate.
Section 5.2   Number, Election and Term.
(a)   The number of directors of the Corporation, other than those who may be elected by the holders of one or more series of the Preferred Stock voting separately by class or series, shall be fixed from time to time exclusively by the Board.
(b)   Subject to Section 5.5 hereof, the Board shall be divided into three classes, as nearly equal in number as possible, and designated Class I, Class II and Class III. The Board is authorized to assign members of the Board already in office to Class I, Class II or Class III. The term of the initial Class I directors shall expire at the first annual meeting of the stockholders of the Corporation following the effectiveness of this Third Amended and Restated Certificate; the term of the initial Class II directors shall expire at the second annual meeting of the stockholders of the Corporation following the effectiveness of this Third Amended and Restated Certificate; and the term of the initial Class III directors shall expire at the third annual meeting of the stockholders of the Corporation following the effectiveness of this Third Amended and Restated Certificate. At each succeeding annual meeting of the stockholders of the Corporation, beginning with the first annual meeting of the stockholders of the Corporation following the effectiveness of this Third Amended and Restated Certificate, successors to the class of directors whose term expires at that annual meeting shall be elected for a three-year term. Subject to Section 5.5 hereof, if the number of directors is changed, any increase or decrease shall be apportioned by the Board among the classes so as to maintain the number of directors in each class as nearly equal as possible,and any such additional director of any class elected to fill a newly created directorship resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case shall a decrease in the number of directors shorten the term of any incumbent director. A director shall hold office until the annual meeting at which his or her term expires and until his or her successor shall be elected and qualified, or his or her death, resignation, retirement, disqualification or removal from office. Subject to the rights of the holders of one or more series of Preferred Stock, voting separately by class or series, to elect directors pursuant to the terms of one or more series of Preferred Stock, directors shall be elected by a plurality of the votes cast at an annual meeting of stockholders by holders of the Common Stock.
(c)   Subject to Section 5.5 hereof, a director shall hold office until the annual meeting for the year in which his or her term expires and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.
(d)   Unless and except to the extent that the Amended and Restated Bylaws of the Corporation (as may be amended from time to time, “Bylaws”) shall so require, the election of directors need not be by written ballot.
Section 5.3   Newly Created Directorships and Vacancies.   Subject to Section 5.5 hereof, newly created directorships resulting from an increase in the number of directors and any vacancies on the Board resulting from death, resignation, retirement, disqualification, removal or other cause shall be filled solely by a majority vote of the remaining directors then in office, even if less than a quorum, or by a sole remaining director (and not by stockholders), and any director so chosen shall hold office for the remainder of the full term of the class of directors to which the new directorship was added or in which the vacancy occurred and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.
Section 5.4   Removal.   Subject to Section 5.5 hereof, any or all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of at least 66% in voting power of all the then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class. At least forty-five (45) days prior to any annual or special meeting of stockholders at which it is proposed that any director be removed from office, written notice of such proposed removal and the alleged grounds thereof shall be sent to the director whose removal will be considered at the meeting.
Section 5.5   Preferred Stock — Directors.   Notwithstanding any other provision of this Article V, and except as otherwise required by law, whenever the holders of one or more series of the Preferred Stock shall have the right, voting separately by class or series, to elect one or more directors, the term of office, the filling of vacancies, the removal from office and other features of such directorships shall be governed by the terms of such series of the Preferred Stock as set forth in this Third Amended and Restated Certificate (including any Preferred Stock Designation) and such directors shall not be included in any of the classes created pursuant to this Article V unless expressly provided by such terms.
ARTICLE VI
BYLAWS
In furtherance and not in limitation of the powers conferred upon it by law, the Board is expressly authorized to adopt, amend, alter or repeal the Bylaws without the assent or vote of the stockholders in any manner not inconsistent with the laws of the State of Delaware or this Third Amended and Restated Certificate. The Bylaws also may be adopted, amended, altered or repealed by the stockholders; provided, however, that in addition to any vote of the holders of any class or series of capital stock of the Corporation required by law or by this Third Amended and Restated Certificate (including any Preferred Stock Designation), the affirmative vote of the holders of at least 66% in voting power of all the then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders to adopt, amend, alter or repeal the Bylaws; and provided further, however, that no Bylaws hereafter adopted by the stockholders shall invalidate any prior act of the Board that would have been valid if such Bylaws had not been adopted.
ARTICLE VII
MEETINGS OF STOCKHOLDERS; ACTION BY WRITTEN CONSENT
Section 7.1   Meetings.   Subject to the rights, if any, of the holders of any outstanding series of the Preferred Stock, and to the requirements of applicable law, special meetings of the stockholders of the

Corporation may be called only by the Board, and special meetings of stockholders may not be called by any other person or persons. Only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders of the Corporation.
Section 7.2   Advance Notice.   Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws.
Section 7.3   Action by Written Consent.   Except as may be otherwise provided for or fixed pursuant to this Certificate (including any Preferred Stock Designation) relating to the rights of the holders of any outstanding series of Preferred Stock, any action required or permitted to be taken by the stockholders of the Corporation must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders.
ARTICLE VIII
LIMITED LIABILITY; INDEMNIFICATION
Section 8.1   Limitation of Director Liability.   A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.
Section 8.2   Indemnification and Advancement of Expenses.
(a)   The Corporation, to the fullest extent permitted by law, shall indemnify and advance expenses to any director of the Corporation and may indemnify and advance expenses to any other Person, in each case, made or threatened to be made a party to an action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or any predecessor of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.
(b)   The rights to indemnification and advancement of expenses conferred on any indemnitee by this Section 8.2 shall not be exclusive of any other rights that any indemnitee may have or hereafter acquire under law, this Third Amended and Restated Certificate, the Bylaws, an agreement, vote of stockholders or disinterested directors, or otherwise.
(c)   Any repeal or amendment of this Section 8.2 by the stockholders of the Corporation or by changes in law, or the adoption of any other provision of this Third Amended and Restated Certificate inconsistent with this Section 8.2, shall, unless otherwise required by law, be prospective only (except to the extent such amendment or change in law permits the Corporation to provide broader indemnification rights on a retroactive basis than permitted prior thereto), and shall not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision in respect of any proceeding (regardless of when such proceeding is first threatened, commenced or completed) arising out of, or related to, any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.
(d)   This Section 8.2 shall not limit the right of the Corporation, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other than indemnitees.
ARTICLE IX
CORPORATE OPPORTUNITY
Section 9.1   To the greatest extent permitted by applicable law, each of CCMP Capital Advisors, LP and the investment funds affiliated with CCMP Capital Advisors, LP and their respective successors, Transferees and Affiliates (each as defined in Section 10.3) (other than the Corporation and its subsidiaries)

and all of their respective partners, principals, directors, officers, members, managers, equity holders and/or employees, including any of the foregoing who serve as officers or directors of the Corporation (each, an “Exempted Person”) shall not have any fiduciary duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as the Corporation or any of its subsidiaries. To the fullest extent permitted by applicable law, the Corporation, on behalf of itself and its subsidiaries, renounces any interest or expectancy of the Corporation and its subsidiaries in, or in being offered an opportunity to participate in, business opportunities that are from time to time available to the Exempted Persons, even if the opportunity is one that the Corporation or its subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so, and each such Exempted Person shall have no duty to communicate or offer such business opportunity to the Corporation (and there shall be no restriction on the Exempted Persons using the general knowledge and understanding of the industry in which the Corporation operates which it has gained as an Exempted Person in considering and pursuing such opportunities or in making investment, voting, monitoring, governance or other decisions relating to other entities or securities) and, to the fullest extent permitted by applicable law, shall not be liable to the Corporation or any of its subsidiaries or stockholders for breach of any fiduciary or other duty, as a director or officer or otherwise, by reason of the fact that such Exempted Person pursues or acquires such business opportunity, directs such business opportunity to another person or fails to present such business opportunity, or information regarding such business opportunity, to the Corporation or its subsidiaries, or uses such knowledge and understanding in the manner described herein. In addition to and notwithstanding the foregoing, a corporate opportunity shall not be deemed to belong to the Corporation if it is a business opportunity that the Corporation is not financially able or contractually permitted or legally able to undertake, or that is, from its nature, not in the line of the Corporation’s business or is of no practical advantage to it or that is one in which the Corporation has no interest or reasonable expectancy. Any person or entity purchasing or otherwise acquiring any interest in any shares of stock of the Corporation shall be deemed to have notice of the provisions of this Article IX.
Section 9.2   Neither the alteration, amendment, addition to or repeal of this Article IX, nor the adoption of any provision of this Third Amended and Restated Certificate (including any Preferred Stock Designation) inconsistent with this Article IX, shall eliminate or reduce the effect of this Article IX in respect of any business opportunity first identified or any other matter occurring, or any cause of action, suit or claim that, but for this Article IX, would accrue or arise, prior to such alteration, amendment, addition, repeal or adoption. This Article IX shall not limit any protections or defenses available to, or indemnification or advancement rights of, any director or officer of the Corporation under this Third Amended and Restated Certificate, the Bylaws or applicable law.
ARTICLE X
BUSINESS COMBINATIONS
Section 10.1   Opt Out of DGCL 203.   The Corporation shall not be governed by Section 203 of the DGCL.
Section 10.2   Limitations on Business Combinations.   Notwithstanding the foregoing, the Corporation shall not engage in any business combination, at any point in time at which the Common Stock is registered under Section 12(b) or 12(g) of the Securities Exchange Act of 1934, as amended, with any interested stockholder for a period of three (3) years following the time that such stockholder became an interested stockholder, unless:
(a)   prior to such time, the Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or
(b)   upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the Corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by: (i) persons who are directors and also officers; or (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

(c)   at or subsequent to such time, the business combination is approved by the Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66% in voting power of all the then outstanding voting stock of the Corporation which is not owned by the interested stockholder.
Section 10.3   Definitions.   For purposes of this Article X, the term:
(a)   “Affiliate” means, with respect to any person, any other person that controls, is controlled by, or is under common control with such person.
(b)   “associate,” when used to indicate a relationship with any person, means: (i) any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock; (ii) any trust or other estate in which such person has at least a 20% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.
(c)   “business combination,” when used in reference to the Corporation and any interested stockholder of the Corporation, means:
(i)   any merger or consolidation of the Corporation or any direct or indirect majority-owned subsidiary of the Corporation: (A) with the interested stockholder; or (B) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested stockholder and as a result of such merger or consolidation Section 10.2 is not applicable to the surviving entity;
(ii)   any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a stockholder of the Corporation, to or with the interested stockholder, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Corporation;
(iii)   any transaction which results in the issuance or transfer by the Corporation or by any direct or indirect majority-owned subsidiary of the Corporation of any stock of the Corporation or of such subsidiary to the interested stockholder, except: (A) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which securities were outstanding prior to the time that the interested stockholder became such; (B) pursuant to a merger under Section 251(g) of the DGCL; (C) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which security is distributed, pro rata to all holders of a class or series of stock of the Corporation subsequent to the time the interested stockholder became such; (D) pursuant to an exchange offer by the Corporation to purchase stock made on the same terms to all holders of said stock; or (E) any issuance or transfer of stock by the Corporation; provided, however, that in no case under items (C)  – (E) of this subsection (iii) shall there be an increase in the interested stockholder’s proportionate share of the stock of any class or series of the Corporation or of the voting stock of the Corporation (except as a result of immaterial changes due to fractional share adjustments);
(iv)   any transaction involving the Corporation or any direct or indirect majority-owned subsidiary of the Corporation which has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the Corporation or of any such subsidiary which is owned by the interested stockholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the interested stockholder; or

(v)   any receipt by the interested stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of the Corporation), of any loans, advances, guarantees, pledges, or other financial benefits (other than those expressly permitted in subsections (i) – (iv) above) provided by or through the Corporation or any direct or indirect majority-owned subsidiary.
(d)   “control,” including the terms “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting stock, by contract, or otherwise. A person who is the owner of 20% or more of the outstanding voting stock of the Corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting stock, in good faith and not for the purpose of circumventing this Article X, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.
(e)   “interested stockholder” means any person (other than the Corporation or any direct or indirect majority-owned subsidiary of the Corporation) that: (i) is the owner of 15% or more of the outstanding voting stock of the Corporation; or (ii) is an Affiliate or associate of the Corporation and was the owner of 15% or more of the outstanding voting stock of the Corporation at any time within the three (3) year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; or (iii) an Affiliate or associate of any such person described in clauses (i) and (ii); provided, however, that the term “interested stockholder” shall not include: (A) the Sponsor Holders or their transferees; or (B) any person whose ownership of shares in excess of the 15% limitation set forth herein is the result of any action taken solely by the Corporation; provided, that such person specified in this clause (B) shall be an interested stockholder if thereafter such person acquires additional shares of voting stock of the Corporation, except as a result of further corporate action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an interested stockholder, the voting stock of the Corporation deemed to be outstanding shall include stock deemed to be owned by the person through application of the definition of “owner” below but shall not include any other unissued stock of the Corporation which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.
(f)   “owner,” including the terms “own” and “owned,” when used with respect to any stock, means a person that individually or with or through any of its Affiliates or associates:
(i)   beneficially owns such stock, directly or indirectly; or
(ii)   has: (A) the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of stock tendered pursuant to a tender or exchange offer made by such person or any of such person’s Affiliates or associates until such tendered stock is accepted for purchase or exchange; or (B) the right to vote such stock pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any stock because of such person’s right to vote such stock if the agreement, arrangement or understanding to vote such stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to 10 or more persons; or
(iii)   has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (B) of subsection (ii) above), or disposing of such stock with any other person that beneficially owns, or whose Affiliates or associates beneficially own, directly or indirectly, such stock.
(g)   “person” means any individual, corporation, partnership, unincorporated association or other entity.

(h)   “stock” means, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest.
(i)   “Sponsor Holders” means the investment funds affiliated with CCMP Capital Advisors, LP and their respective successors, Transferees and Affiliates.
(j)   “Transferee” means any Person who (i) becomes a beneficial owner of Common Stock upon having acquired such shares of Common Stock from an investment fund affiliated with CCMP Capital Advisors, LP and (ii) is designated in writing by the transferor as a “Transferee” and a copy of such writing is provided to the Corporation at or prior to the time of such transfer; provided, however, that a purchaser of Common Stock in a registered offering or in a transaction effected pursuant to Rule 144 under the Securities Act of 1933, as amended (or any similar or successor provision thereto), shall not be a “Transferee.”
(k)   “voting stock” means stock of any class or series entitled to vote generally in the election of directors.
ARTICLE XI
AMENDMENT OF AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
The Corporation reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in this Third Amended and Restated Certificate (including any Preferred Stock Designation), in the manner now or hereafter prescribed by this Third Amended and Restated Certificate and the DGCL, and, except as set forth in Article VIII, all rights, preferences and privileges herein conferred upon stockholders, directors or any other persons by and pursuant to this Third Amended and Restated Certificate in its present form or as hereafter amended are granted subject to the right reserved in this Article XI. Notwithstanding anything to the contrary contained in this Third Amended and Restated Certificate, and notwithstanding that a lesser percentage may be permitted from time to time by applicable law, no provision of Article V, Article VI, Section 7.1, Section 7.3, Article VIII, Article IX, Article X and this Article XI may be altered, amended or repealed in any respect, nor may any provision or bylaw inconsistent therewith be adopted, unless, in addition to any other vote required by this Third Amended and Restated Certificate or otherwise required by law, such alteration, amendment, repeal or adoption is approved by the affirmative vote of the holders of at least 66% in voting power of all the then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.
ARTICLE XII
EXCLUSIVE FORUM FOR CERTAIN LAWSUITS
Section 12.1   Exclusive Forum.   Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (the “Court of Chancery”) shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative claim or proceeding brought on behalf of the Corporation, (ii) any claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the DGCL or this Third Amended and Restated Certificate or the Bylaws, or (iv) any claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine (each of (i) through (iv) above, a “Covered Claim”) and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel. Notwithstanding the foregoing, the provisions of this Section 12.1 will not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended or any other claim for which the federal courts have exclusive jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 12.1.
Section 12.2   Federal Forum.   Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. Any person or entity purchasing or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to this provision.
Section 12.3   Consent to Jurisdiction.   If any claim the subject matter of which is within the scope of Section 12.1 immediately above is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce Section 12.1 immediately above (an “FSC Enforcement Action”) and (ii) having service of process made upon such stockholder in any such FSC Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.
Section 12.4   Severability.   If any provision or provisions of this Article XII shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article XII (including, without limitation, each portion of any sentence of this Article XII containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XII.
[Signature Page Follows]

IN WITNESS WHEREOF, the Corporation has caused this Third Amended and Restated Certificate to be duly executed in its name and on its behalf by an authorized officer as of the date first set forth above.
LANDCADIA HOLDINGS III, INC.
By:
Name:
Title:
[Signature Page to the Third Amended and Restated Certificate of Incorporation]

ANNEX D
FORM OF AMENDED AND RESTATED BYLAWS
OF
HILLMAN SOLUTIONS CORP.
(f/k/a LANDCADIA HOLDINGS III, INC.)
ARTICLE I
OFFICES
Section 1.1.   Registered Office.   The registered office of Hillman Solutions Corp. (the “Corporation”) within the State of Delaware shall be located at either: (a) the principal place of business of the Corporation in the State of Delaware; or (b) the office of the corporation or individual acting as the Corporation’s registered agent in Delaware.
Section 1.2.   Additional Offices.   The Corporation may, in addition to its registered office in the State of Delaware, have such other offices and places of business, both within and outside the State of Delaware, as the Board of Directors of the Corporation (the “Board”) may from time to time determine or as the business and affairs of the Corporation may require.
ARTICLE II
STOCKHOLDERS MEETINGS
Section 2.1.   Annual Meetings.   The annual meeting of stockholders shall be held at such place and time and on such date as shall be determined by the Board and stated in the notice of the meeting; provided that the Board may in its sole discretion determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication pursuant to Section 9.5(a). At each annual meeting, the stockholders shall elect those directors of the Corporation to fill any term of a directorship that expires on the date of such annual meeting and may transact any other business as may properly be brought before the meeting.
Section 2.2.   Special Meetings.   Subject to the rights of the holders of any outstanding series of the preferred stock of the Corporation (the “Preferred Stock”), and to the requirements of applicable law, special meetings of stockholders, for any purpose or purposes, may be called only by the Board. Special meetings of stockholders shall be held at such place and time and on such date as shall be determined by the Board and stated in the Corporation’s notice of the meeting; provided that the Board may in its sole discretion determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication pursuant to Section 9.5(a).
Section 2.3.   Notices.   Notice of each stockholders meeting stating the place, if any, date, and time of the meeting, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, shall be given in the manner permitted by Section 9.3 to each stockholder entitled to vote thereat by the Corporation not less than 10 nor more than 60 days before the date of the meeting. If said notice is for a stockholders meeting other than an annual meeting, it shall in addition state the purpose or purposes for which the meeting is called, and the business transacted at such meeting shall be limited to the matters so stated in the Corporation’s notice of meeting (or any supplement thereto). Any meeting of stockholders as to which notice has been given may be postponed, and any special meeting of stockholders as to which notice has been given may be cancelled, by the Board upon public announcement (as defined in Section 2.7(c)) given before the date previously scheduled for such meeting.
Section 2.4.   Quorum.   Except as otherwise provided by applicable law, the Corporation’s Third Amended and Restated Certificate of Incorporation, as the same may be amended or restated from time to time (the “Certificate of Incorporation”), or these Bylaws, the presence, in person or by proxy, at a stockholders meeting of the holders of shares of outstanding capital stock of the Corporation representing a majority of the voting power of all outstanding shares of capital stock of the Corporation entitled to vote at such meeting shall constitute a quorum for the transaction of business at such meeting, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of shares representing a majority of the voting power of the outstanding shares of such class or series shall constitute a quorum of such class or series for the transaction of such business. If a quorum shall not be present or represented by proxy at any meeting of the stockholders of the Corporation, the chairman of the meeting may adjourn the meeting from time to time in the manner provided in Section 2.6 until a quorum shall attend. The stockholders present at a duly convened meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. Shares of its own stock belonging to the Corporation or to another corporation, if a majority of the voting power of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation or any such other corporation to vote shares held by it in a fiduciary capacity.
Section 2.5.   Voting of Shares.
(a)   Voting Lists.   The Secretary of the Corporation (the “Secretary”) shall prepare, or shall cause the officer or agent who has charge of the stock ledger of the Corporation to prepare, at least 10 days before every meeting of stockholders, a complete list of the stockholders of record entitled to vote at such meeting and showing the address and the number of shares registered in the name of each stockholder. Nothing contained in this Section 2.5(a) shall require the Corporation to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours for a period of at least 10 days prior to the meeting: (i) on a reasonably accessible electronic network; provided that the information required to gain access to such list is provided with the notice of the meeting; or (ii) during ordinary business hours, at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If a meeting of stockholders is to be held solely by means of remote communication as permitted by Section 9.5(a), the list shall be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of meeting. The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list required by this Section 2.5(a) or to vote in person or by proxy at any meeting of stockholders.
(b)   Manner of Voting.   At any stockholders meeting, every stockholder entitled to vote may vote in person or by proxy. If authorized by the Board, the voting by stockholders or proxy holders at any meeting conducted by remote communication may be effected by a ballot submitted by electronic transmission (as defined in Section 9.3); provided that any such electronic transmission must either set forth or be submitted with information from which the Corporation can determine that the electronic transmission was authorized by the stockholder or proxy holder. The Board, in its discretion, or the chairman of the meeting of stockholders, in such person’s discretion, may require that any votes cast at such meeting shall be cast by written ballot.
(c)   Proxies.   Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. Proxies need not be filed with the Secretary until the meeting is called to order, but shall be filed with the Secretary before being voted. Without limiting the manner in which a stockholder may authorize another person or persons to act for such stockholder as proxy, either of the following shall constitute a valid means by which a stockholder may grant such authority. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy that is not irrevocable by attending the meeting and voting in person or by delivering to the Secretary a revocation of the proxy or a new proxy bearing a later date.
(i)   A stockholder may execute a writing authorizing another person or persons to act for such stockholder as proxy. Execution may be accomplished by the stockholder or such stockholder’s authorized officer, director, employee or agent signing such writing or causing such person’s signature to be affixed to such writing by any reasonable means, including, but not limited to, by facsimile signature.
(ii)   A stockholder may authorize another person or persons to act for such stockholder as proxy by transmitting or authorizing the transmission of an electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission; provided that any such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder. Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission authorizing another person or persons to act as proxy for a stockholder may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used; provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.
(d)   Required Vote.   Subject to the rights of the holders of one or more series of Preferred Stock, voting separately by class or series, to elect directors pursuant to the terms of one or more series of Preferred Stock, the election of directors shall be determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon. All other matters shall be determined by the vote of a majority of the votes cast (excluding abstentions and broker non-votes) on such matter, unless the matter is one upon which, by applicable law, the Certificate of Incorporation, these Bylaws or applicable stock exchange rules, a different vote is required, in which case such provision shall govern and control the decision of such matter.
(e)   Inspectors of Election.   The Board may, and shall if required by law, in advance of any meeting of stockholders, appoint one or more persons as inspectors of election, who may be employees of the Corporation or otherwise serve the Corporation in other capacities, to act at such meeting of stockholders or any adjournment thereof and to make a written report thereof. The Board may appoint one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspectors of election or alternates are appointed by the Board, the chairman of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before discharging his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall ascertain and report the number of outstanding shares and the voting power of each; determine the number of shares present in person or represented by proxy at the meeting and the validity of proxies and ballots; count all votes and ballots and report the results; determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors; and certify their determination of the number of shares represented at the meeting and their count of all votes and ballots. No person who is a candidate for an office at an election may serve as an inspector at such election. Each report of an inspector shall be in writing and signed by the inspector or by a majority of them if there is more than one inspector acting at such meeting. If there is more than one inspector, the report of a majority shall be the report of the inspectors.
Section 2.6.   Adjournments.   Any meeting of stockholders, annual or special, may be adjourned by the chairman of the meeting, from time to time, whether or not there is a quorum, to reconvene at the same or some other place. Notice need not be given of any such adjourned meeting if the date, time, and place, if any, thereof, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the stockholders or the holders of any class or series of stock entitled to vote separately as a class, as the case may be, may transact any business that might have been transacted at the original meeting. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 2.7.   Advance Notice for Business.
(a)   Annual Meetings of Stockholders.   No business may be transacted at an annual meeting of stockholders, other than business that is either: (i) specified in the Corporation’s notice of meeting (or any supplement thereto) given by or at the direction of the Board; (ii) otherwise properly brought before the annual meeting by or at the direction of the Board; or (iii) otherwise properly brought before the annual meeting by any stockholder of the Corporation: (A) who is a stockholder of record on the date of the giving of the notice provided for in this Section 2.7(a) and on the record date for the determination of stockholders entitled to vote at such annual meeting; and (B) who complies with the notice procedures set forth in this Section 2.7(a). For the avoidance of doubt, the foregoing clause (iii) shall be the exclusive means for a stockholder to bring business properly before an annual meeting of stockholders (other than matters properly brought under Rule 14a-8 under the Exchange Act). Notwithstanding anything in this Section 2.7(a) to the contrary, only persons nominated for election as a director to fill any term of a directorship that expires on the date of the annual meeting pursuant to Section 3.2 will be considered for election at such meeting.
(i)   In addition to any other applicable requirements, for business (other than nominations) to be properly brought before an annual meeting by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary and such business must otherwise be a proper matter for stockholder action. Subject to Section 2.7(a)(v), a stockholder’s notice to the Secretary with respect to such business, to be timely, must be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders (which date shall, for purposes of the Corporation’s first annual meeting of stockholders after its shares of Common Stock (as defined in the Certificate of Incorporation) are first publicly traded, be deemed to have occurred on [insert date of the first annual meeting]); provided, however, that if the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date, or if no annual meeting was held in the preceding year, notice by the stockholder to be timely must be so delivered, or mailed and received, not later than the ninetieth (90th) day prior to such annual meeting or, if later, the tenth (10th) day following the day on which public disclosure of the date of such annual meeting was first made (such notice within such time periods, “Timely Notice”). In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period for the giving of Timely Notice as described above.
(ii)   The public announcement of an adjournment of an annual meeting shall not commence a new time period for the giving of a stockholder’s notice as described in this Section 2.7(a).
(iii)   To be in proper written form, a stockholder’s notice to the Secretary with respect to any business (other than nominations) must set forth as to each such matter such stockholder proposes to bring before the annual meeting:
(A)   a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting, the text, if any, of any resolutions or Bylaw amendment proposed for adoption, and any material interest in such business of each Proposing Person (as defined below);
(B)   (i) the name and address of the stockholder giving the notice, as they appear on the Corporation’s books, and the names and addresses of the other Proposing Persons (if any) and (ii) as to each Proposing Person, the following information: (a) the class or series and number of all shares of capital stock of the Corporation which are, directly or indirectly, owned beneficially or of record by such Proposing Person or any of its affiliates or associates (as such terms are defined in Rule 12b-2 promulgated under the Exchange Act), including any shares of any class or series of capital stock of the Corporation as to which such Proposing Person or any of its affiliates or associates has a right to acquire beneficial ownership at any time in the future, (b) all Synthetic Equity Interests (as defined below) in which such Proposing Person or any of its affiliates or associates, directly or indirectly, holds an interest including a description of the material terms of each such Synthetic Equity Interest, including without limitation, identification of the counterparty to each such Synthetic Equity Interest and disclosure, for each such Synthetic Equity Interest, as to (x) whether or not such Synthetic Equity Interest conveys any voting rights, directly or indirectly, in such shares to such Proposing Person, (y) whether or not such Synthetic Equity Interest is required to be, or is capable of being, settled through delivery of such shares and (z) whether or not such Proposing Person and/or, to the extent known, the counterparty to such Synthetic Equity Interest has entered into other transactions that hedge or mitigate the economic effect of such Synthetic Equity Interest, (c) any proxy (other than a revocable proxy given in response to a public proxy solicitation made pursuant to, and in accordance with, the Exchange Act), agreement, arrangement, understanding or relationship pursuant to which such Proposing Person has or shares a right to, directly or indirectly, vote any shares of any class or series of capital stock of the Corporation, (d) any rights to dividends or other distributions on the shares of any class or series of capital stock of the Corporation, directly or indirectly, owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the Corporation, and (e) any performance-related fees (other than an asset based fee) that such Proposing Person, directly or indirectly, is entitled to based on any increase or decrease in the value of shares of any class or series of capital stock of the Corporation or any Synthetic Equity Interests (the disclosures to be made pursuant to the foregoing clauses (a) through (e) are referred to, collectively, as “Material Ownership Interests”), and (iii) a description of the material terms of all agreements, arrangements or understandings (whether or not in writing) entered into by any Proposing Person or any of its affiliates or associates with any other person for the purpose of acquiring, holding, disposing or voting of any shares of any class or series of capital stock of the Corporation;
(C)   (i) a description of all agreements, arrangements or understandings by and among any of the Proposing Persons, or by and among any Proposing Persons and any other person, pertaining to the business proposed to be brought before the meeting of stockholders (which description shall identify the name of each other person who is party to such an agreement, arrangement or understanding), and (ii) identification of the names and addresses of other stockholders (including beneficial owners) known by any of the Proposing Persons to support such business proposal(s), and to the extent known the class and number of all shares of the Corporation’s capital stock owned beneficially or of record by such other stockholder(s) or other beneficial owner(s); and
(D)   (i) a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting, and (ii) a statement whether or not the stockholder giving the notice and/or the other Proposing Person(s), if any, will deliver a proxy statement and form of proxy to holders of at least the percentage of voting power of all of the shares of capital stock of the Corporation required under applicable law to approve the business proposal.
For purposes of these Bylaws, the term “Proposing Person” shall mean the following persons: (i) the stockholder of record as of the record date for such applicable meeting of stockholders providing the notice of nominations or business proposed to be brought before a stockholders’ meeting, and (ii) the beneficial owner(s), if different, on whose behalf the nominations or business proposed to be brought before a stockholders’ meeting is made. For purposes of these Bylaws, the term “Synthetic Equity Interest” shall mean any transaction, agreement or arrangement (or series of transactions, agreements or arrangements), including, without limitation, any derivative, swap, hedge, repurchase or so-called “stock borrowing” agreement or arrangement, the purpose or effect of which is to, directly or indirectly: (a) give a person or entity economic benefit and/or risk similar to ownership of shares of any class or series of capital stock of the Corporation, in whole or in part, including due to the fact that such transaction, agreement or arrangement provides, directly or indirectly, the opportunity to profit or avoid a loss from any increase or decrease in the value of any shares of any class or series of capital stock of the Corporation, (b) mitigate loss to, reduce the economic risk of or manage the risk of share price changes for, any person or entity with respect to any shares of any class or series of capital stock of the Corporation, (c) otherwise provide in any manner the opportunity to profit or avoid a loss from any decrease in the value of any shares of any class or series of capital stock of the Corporation, or (d) increase or decrease the voting power of any person or entity with respect to any shares of any class or series of capital stock of the Corporation.
(iv)   A stockholder providing appropriate and timely notice of business proposed to be brought before an annual meeting of stockholders of the Corporation shall further update and supplement such notice, if necessary, so that the information (including, without limitation, the Material Ownership Interests information) provided or required to be provided in such notice pursuant to this Bylaw shall be true and correct as of the record date for the meeting and as of the date that is ten (10) business days prior to such annual meeting, and such update and supplement shall be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the fifth (5th) business day after the record date for the annual meeting (in the case of the update and supplement required to be made as of the record date), and not later than the close of business on the eighth (8th) business day prior to the date of the annual meeting (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting).
(v)   The foregoing notice requirements of this Section 2.7(a) shall be deemed satisfied by a stockholder as to any proposal (other than nominations) if the stockholder has notified the Corporation of such stockholder’s intention to present such proposal at an annual meeting in compliance with Rule 14a-8 (or any successor thereof) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such stockholder has complied with the requirements of such Rule for inclusion of such proposal in a proxy statement prepared by the Corporation to solicit proxies for such annual meeting. No business shall be conducted at the annual meeting of stockholders except business brought before the annual meeting in accordance with the procedures set forth in this Section 2.7(a); provided, however, that once business has been properly brought before the annual meeting in accordance with such procedures, nothing in this Section 2.7(a) shall be deemed to preclude discussion by any stockholder of any such business. If the Board or the chairman of the annual meeting determines that any stockholder proposal was not made in accordance with the provisions of this Section 2.7(a) or that the information provided in a stockholder’s notice does not satisfy the information requirements of this Section 2.7(a), such proposal shall not be presented for action at the annual meeting. Notwithstanding the foregoing provisions of this Section 2.7(a), if the stockholder (or a qualified representative of the stockholder) does not appear at the annual meeting of stockholders of the Corporation to present the proposed business, such proposed business shall not be transacted, notwithstanding that proxies in respect of such matter may have been received by the Corporation.
(vi)   In addition to the provisions of this Section 2.7(a), a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth herein. Nothing in this Section 2.7(a) shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.
(b)   Special Meetings of Stockholders.   Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting. Nominations of persons for election to the Board may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of meeting only pursuant to Section 3.2.
(c)   Public Announcement.   For purposes of these Bylaws, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act.
Section 2.8.   Conduct of Meetings.   The chairman of each annual and special meeting of stockholders shall be the Chairman of the Board or, in the absence (or inability or refusal to act) of the Chairman of the Board, the Chief Executive Officer (if he or she shall be a director) or, in the absence (or inability or refusal to act) of the Chief Executive Officer or if the Chief Executive Officer is not a director, the President (if he or she shall be a director) or, in the absence (or inability or refusal to act) of the President or if the

President is not a director, such other person as shall be appointed by the Board. The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the chairman of the meeting. The Board may adopt such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with these Bylaws or such rules and regulations as adopted by the Board, the chairman of any meeting of stockholders shall have the right and authority to convene and to adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the chairman of the meeting, may include, without limitation, the following: (a) the establishment of an agenda or order of business for the meeting; (b) rules and procedures for maintaining order at the meeting and the safety of those present; (c) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine; (d) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (e) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the Board or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure. The secretary of each annual and special meeting of stockholders shall be the Secretary or, in the absence (or inability or refusal to act) of the Secretary, an Assistant Secretary so appointed to act by the chairman of the meeting. In the absence (or inability or refusal to act) of the Secretary and all Assistant Secretaries, the chairman of the meeting may appoint any person to act as secretary of the meeting.
Section 2.9.   Consents in Lieu of Meeting.   Unless otherwise provided in the Certificate of Incorporation, any action required or permitted to be taken by the stockholders of the Corporation must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders.
ARTICLE III
DIRECTORS
Section 3.1.   Powers.   The business and affairs of the Corporation shall be managed by or under the direction of the Board, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these Bylaws required to be exercised or done by the stockholders. Directors need not be stockholders or residents of the State of Delaware.
Section 3.2.   Advance Notice for Nomination of Directors.
(a)   Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation, except as may be otherwise provided by the terms of one or more series of Preferred Stock with respect to the rights of holders of one or more series of Preferred Stock to elect directors. Nominations of persons for election to the Board at any annual meeting of stockholders, or at any special meeting of stockholders called for the purpose of electing directors as set forth in the Corporation’s notice of such special meeting, may be made: (i) by or at the direction of the Board; or (ii) by any stockholder of the Corporation: (A) who is a stockholder of record on the date of the giving of the notice provided for in this Section 3.2 and on the record date for the determination of stockholders entitled to vote at such meeting; and (B) who complies with the notice procedures set forth in this Section 3.2. For the avoidance of doubt, the foregoing clause (ii) shall be the exclusive means for a stockholder to bring nominations before an annual meeting of stockholders (other than matters properly brought under Rule 14a-8 under the Exchange Act).
(b)   In addition to any other applicable requirements, for a nomination to be made by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary. To be timely, a stockholder’s notice to the Secretary must be received by the Secretary at the principal executive offices of the Corporation: (i) in the case of an annual meeting, not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders (which date shall, for purposes of the Corporation’s first annual meeting of stockholders after its shares of Common Stock (as defined in the Certificate of Incorporation) are first publicly traded, be deemed to have occurred on

[insert date of the first annual meeting]); provided, however, that if the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date, or if no annual meeting was held in the preceding year, notice by the stockholder to be timely must be so delivered, or mailed and received, not later than the ninetieth (90th) day prior to such annual meeting or, if later, the tenth (10th) day following the day on which public disclosure of the date of such annual meeting was first made (such notice within such time periods, “Timely Notice”). In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period for the giving of Timely Notice as described above.
(c)   Notwithstanding anything in paragraph (b) to the contrary, in the event that the number of directors to be elected to the Board at an annual meeting is greater than the number of directors whose terms expire on the date of the annual meeting and there is no public announcement by the Corporation naming all of the nominees for the additional directors to be elected or specifying the size of the increased Board before the close of business on the 90th day prior to the anniversary date of the immediately preceding annual meeting of stockholders, a stockholder’s notice required by this Section 3.2 shall also be considered timely, but only with respect to nominees for the additional directorships created by such increase that are to be filled by election at such annual meeting, if it shall be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the 10th day following the date on which such public announcement was first made by the Corporation.
(d)   To be in proper written form, a stockholder’s notice to the Secretary must set forth:
(i)   as to each person whom the stockholder proposes to nominate for election as a director: (A) the name, age, business address and residence address of the nominee, (B) the principal occupation or employment of the nominee, (C) the class and number of shares of the Corporation that are held of record or are beneficially owned by the nominee and any derivative positions held or beneficially held by the nominee, (D) whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of the nominee with respect to any securities of the Corporation, and a description of any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares), the effect or intent of which is to mitigate loss to, or to manage the risk or benefit of share price changes for, or to increase or decrease the voting power of the nominee, (E) a description of all arrangements or understandings between or among the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nominations are to be made by the stockholder or concerning the nominee’s potential service on the Board, (F) a written statement executed by the nominee acknowledging that as a director of the corporation, the nominee will owe fiduciary duties under Delaware law with respect to the Corporation and its stockholders, and (G) all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected);
(ii)   (A) the name and address of the stockholder giving the notice, as they appear on the Corporation’s books, and the names and addresses of the other Proposing Persons (if any) and (B) as to each Proposing Person, the following information: (a) the class or series and number of all shares of capital stock of the Corporation which are, directly or indirectly, owned beneficially or of record by such Proposing Person or any of its affiliates or associates (as such terms are defined in Rule 12b-2 promulgated under the Exchange Act), including any shares of any class or series of capital stock of the Corporation as to which such Proposing Person or any of its affiliates or associates has a right to acquire beneficial ownership at any time in the future, (b) all Synthetic Equity Interests (as defined below) in which such Proposing Person or any of its affiliates or associates, directly or indirectly, holds an interest including a description of the material terms of each such Synthetic Equity Interest, including without limitation, identification of the counterparty to each such Synthetic Equity Interest and disclosure, for each such Synthetic Equity Interest, as to (x) whether or not such Synthetic Equity Interest conveys any voting rights, directly or indirectly, in such shares to such Proposing Person, (y) whether or not such Synthetic Equity Interest is required to be, or is capable of being, settled through delivery of such shares and (z) whether or not such Proposing Person and/or, to the extent known, the counterparty to such Synthetic Equity Interest has entered into other transactions that hedge or mitigate the economic effect of such Synthetic Equity Interest, (c) any proxy (other than a revocable proxy given in response to a public proxy solicitation made pursuant to, and in accordance with, the Exchange Act), agreement, arrangement, understanding or relationship pursuant to which such Proposing Person has or shares a right to, directly or indirectly, vote any shares of any class or series of capital stock of the Corporation, (d) any rights to dividends or other distributions on the shares of any class or series of capital stock of the Corporation, directly or indirectly, owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the Corporation, and (e) any performance-related fees (other than an asset based fee) that such Proposing Person, directly or indirectly, is entitled to based on any increase or decrease in the value of shares of any class or series of capital stock of the Corporation or any Synthetic Equity Interests (the disclosures to be made pursuant to the foregoing clauses (a) through (e) are referred to, collectively, as “Material Ownership Interests”) and (C) a description of the material terms of all agreements, arrangements or understandings (whether or not in writing) entered into by any Proposing Person or any of its affiliates or associates with any other person for the purpose of acquiring, holding, disposing or voting of any shares of any class or series of capital stock of the Corporation;
(iii)   (A) a description of all agreements, arrangements or understandings by and among any of the Proposing Persons, or by and among any Proposing Persons and any other person (including with any proposed nominee(s)), pertaining to the nomination(s), or other business proposed to be brought before the meeting of stockholders (which description shall identify the name of each other person who is party to such an agreement, arrangement or understanding), and (B) identification of the names and addresses of other stockholders (including beneficial owners) known by any of the Proposing Persons to support such nominations or other business proposal(s), and to the extent known the class and number of all shares of the Corporation’s capital stock owned beneficially or of record by such other stockholder(s) or other beneficial owner(s);
(iv)   (A) a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice and (B) a statement whether or not the stockholder giving the notice and/or the other Proposing Person(s), if any, will deliver a proxy statement and form of proxy to holders of at least the percentage of voting power of all of the shares of capital stock of the Corporation reasonably believed by such Proposing Person to be sufficient to elect the nominee or nominees proposed to be nominated by such stockholder; and
(v)   any other information relating to such stockholder and/or the other Proposing Person(s) that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder.
(e)   A stockholder providing timely notice of nominations to be brought before an annual meeting of stockholders of the Corporation shall further update and supplement such notice, if necessary, so that the information (including, without limitation, the Material Ownership Interests information) provided or required to be provided in such notice pursuant to this Bylaw shall be true and correct as of the record date for the meeting and as of the date that is ten (10) business days prior to such annual meeting, and such update and supplement shall be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the fifth (5th) business day after the record date for the annual meeting (in the case of the update and supplement required to be made as of the record date), and not later than the close of business on the eighth (8th) business day prior to the date of the annual meeting (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting).
(f)   If the Board or the chairman of the meeting of stockholders determines that any nomination was not made in accordance with the provisions of this Section 3.2, then such nomination shall not be considered at the meeting in question. Notwithstanding the foregoing provisions of this Section 3.2, if the stockholder (or a qualified representative of the stockholder) does not appear at the meeting of stockholders of the Corporation to present the nomination, such nomination shall be disregarded, notwithstanding that proxies in respect of such nomination may have been received by the Corporation.
(g)   In addition to the provisions of this Section 3.2, a stockholder shall also comply with all of the applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth herein. Nothing in this Section 3.2 shall be deemed to affect any rights of the holders of Preferred Stock to elect directors pursuant to the Certificate of Incorporation.
Section 3.3.   Compensation.   Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, the Board shall have the authority to fix the compensation of directors. The directors may be reimbursed their expenses, if any, of attendance at each meeting of the Board and may be paid either a fixed sum for attendance at each meeting of the Board or other compensation as director. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of committees of the Board may be allowed like compensation and reimbursement of expenses for service on the committee.
Section 3.4.   Removal.   The directors of the Corporation may be removed in accordance with the Certificate of Incorporation and the DGCL.
Section 3.5.   Resignation.   A director may resign at any time by electronic transmission or by giving written notice to the Chairman of the Board, if one is elected, the President or the Secretary. A resignation shall be effective upon receipt, unless the resignation otherwise provides.
Section 3.6.   Newly Created Directorships and Vacancies.   Unless otherwise provided by the Certificate of Incorporation, newly created directorships resulting from an increase in the number of directors and any vacancies on the Board resulting from death, resignation, retirement, disqualification, removal or other cause shall be filled solely by a majority vote of the remaining directors then in office, even if less than a quorum, or by a sole remaining director (and not by stockholders), and any director so chosen shall hold office for the remainder of the full term of the class of directors to which the new directorship was added or in which the vacancy occurred and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.
ARTICLE IV
BOARD MEETINGS
Section 4.1.   Annual Meetings.   The Board shall meet as soon as practicable after the adjournment of each annual stockholders meeting at the place of the annual stockholders meeting unless the Board shall fix another time and place and give notice thereof in the manner required herein for special meetings of the Board. No notice to the directors shall be necessary to legally convene this meeting, except as provided in this Section 4.1.
Section 4.2.   Regular Meetings.   Regularly scheduled, periodic meetings of the Board may be held without notice at such times, dates and places as shall from time to time be determined by the Board
Section 4.3.   Special Meetings.   Special meetings of the Board may be called at any time by the chairperson of the Board, the chief executive officer, the president, the secretary or a majority of the total number of directors constituting the Board. Notice of the time and place of special meetings shall be: (i) delivered personally by hand, by courier or by telephone; (ii) sent by United States first-class mail, postage prepaid; (iii) sent by electronic mail; or (iv) sent by other means of electronic transmission, directed to each director at that director’s address, telephone number or electronic mail address, or other address for electronic transmission, as the case may be, as shown on the Corporation’s records. If the notice is (A) delivered personally by hand, by courier or by telephone, (B) sent by electronic mail, or (C) sent by other means of electronic transmission, it shall be delivered or sent at least twelve (12) hours before the time of the holding of the meeting. If the notice is sent by U.S. mail, it shall be deposited in the U.S. mail at least one (1) day before the time of the holding of the meeting. The notice need not specify the place of the meeting (if the meeting is to be held at the Corporation’s principal executive office) nor the purpose of the meeting. A special meeting may be held at any time without notice if all the directors are present or if those not present waive notice of the meeting in accordance with Section 9.4.

Section 4.4.   Quorum; Required Vote.   A majority of the Board shall constitute a quorum for the transaction of business at any meeting of the Board, and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board, except as may be otherwise specifically provided by applicable law, the Certificate of Incorporation, these Bylaws. If a quorum shall not be present at any meeting, a majority of the directors present may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.
Section 4.5.   Consent In Lieu of Meeting.   Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions (or paper reproductions thereof) are filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.
Section 4.6.   Organization.   The chairman of each meeting of the Board shall be the Chairman of the Board or, in the absence (or inability or refusal to act) of the Chairman of the Board, the Chief Executive Officer (if he or she shall be a director) or, in the absence (or inability or refusal to act) of the Chief Executive Officer or if the Chief Executive Officer is not a director, the President (if he or she shall be a director) or in the absence (or inability or refusal to act) of the President or if the President is not a director, a chairman elected from the directors present. The Secretary shall act as secretary of all meetings of the Board. In the absence (or inability or refusal to act) of the Secretary, an Assistant Secretary shall perform the duties of the Secretary at such meeting. In the absence (or inability or refusal to act) of the Secretary and all Assistant Secretaries, the chairman of the meeting may appoint any person to act as secretary of the meeting.
ARTICLE V
COMMITTEES OF DIRECTORS
Section 5.1.   Establishment.   The Board may by resolution passed by a majority of the Board designate one or more committees, each committee to consist of one or more of the directors of the Corporation. Each committee shall keep regular minutes of its meetings and report the same to the Board when required. The Board shall have the power at any time to fill vacancies in, to change the membership of, or to dissolve any such committee.
Section 5.2.   Available Powers.   Any committee established pursuant to Section 5.1 hereof, to the extent permitted by applicable law and by resolution of the Board, shall have and may exercise all of the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers that may require it.
Section 5.3.   Alternate Members.   The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of such committee.
Section 5.4.   Procedures.   Unless the Board otherwise provides, the time, date, place, if any, and notice of meetings of a committee shall be determined by such committee. At meetings of a committee, a majority of the number of members of the committee (but not including any alternate member, unless such alternate member has replaced any absent or disqualified member at the time of, or in connection with, such meeting) shall constitute a quorum for the transaction of business. The act of a majority of the members present at any meeting at which a quorum is present shall be the act of the committee, except as otherwise specifically provided by applicable law, the Certificate of Incorporation, these Bylaws or the Board. If a quorum is not present at a meeting of a committee, the members present may adjourn the meeting from time to time, without notice other than an announcement at the meeting, until a quorum is present. Unless the Board otherwise provides and except as provided in these Bylaws, each committee designated by the Board may make, alter, amend and repeal rules for the conduct of its business. In the absence of such rules each committee shall conduct its business in the same manner as the Board is authorized to conduct its business pursuant to Article III and Article IV of these Bylaws.

ARTICLE VI
OFFICERS
Section 6.1.   Officers.   The officers of the Corporation shall be a Chief Executive Officer, a President, a Chief Financial Officer, a Secretary and such other officers (including without limitation, Vice Presidents, Assistant Secretaries and a Treasurer) as the Board from time to time may determine, each of whom shall be elected by the Board and have such authority, function or duties set forth in these Bylaws or as from time to time may be conferred by the Board. The Chief Executive Officer or President may also appoint such other officers (including without limitations one or more Vice Presidents and Controllers) as may be necessary or desirable for the conduct of the business of the Corporation. Such other officers shall have such powers and duties and shall hold their officers for such terms as may be provided in these Bylaws or as may be prescribed by the Board or, if such officer has been appointed by the Chief Executive Officer or President, as may be prescribed by the appointing officer.
(a)   Chief Executive Officer.   The Chief Executive Officer shall be the chief executive officer of the Corporation, shall have general supervision of the affairs of the Corporation and general control of all of its business subject to the ultimate authority of the Board, and shall be responsible for the execution of the policies of the Board with respect to such matters. In the absence (or inability or refusal to act) of the Chairman of the Board, the Chief Executive Officer (if he or she shall be a director) shall preside when present at all meetings of the stockholders and the Board. The position of Chief Executive Officer and President may be held by the same person.
(b)   President.   The President shall make recommendations to the Chief Executive Officer on all operational matters that would normally be reserved for the final executive responsibility of the Chief Executive Officer. In the absence (or inability or refusal to act) of the Chairman of the Board and Chief Executive Officer, the President (if he or she shall be a director) shall preside when present at all meetings of the stockholders and the Board. The President shall also perform such duties and have such powers as shall be designated by the Board. The position of President and Chief Executive Officer may be held by the same person.
(c)   Vice Presidents.   Each Vice President shall have the powers and duties delegated to him or her by the Board of Directors, the Chief Executive Officer or the President. One Vice President may be designated by the Board of Directors to perform the duties and exercise the powers of the President in the event of the President’s absence or disability.
(d)   Secretary.
(i)   The Secretary shall attend all meetings of the stockholders, the Board and (as required) committees of the Board and shall record the proceedings of such meetings in books to be kept for that purpose. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board and shall perform such other duties as may be prescribed by the Board, the Chairman of the Board, Chief Executive Officer or President. The Secretary shall have custody of the corporate seal of the Corporation and the Secretary, or any Assistant Secretary, shall have authority to affix the same to any instrument requiring it, and when so affixed, it may be attested by his or her signature or by the signature of such Assistant Secretary. The Board may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing thereof by his or her signature.
(ii)   The Secretary shall keep, or cause to be kept, at the principal executive office of the Corporation or at the office of the Corporation’s transfer agent or registrar, if one has been appointed, a stock ledger, or duplicate stock ledger, showing the names of the stockholders and their addresses, the number and classes of shares held by each and, with respect to certificated shares, the number and date of certificates issued for the same and the number and date of certificates cancelled.
(e)   Assistant Secretaries.   The Assistant Secretary or, if there be more than one, the Assistant Secretaries in the order determined by the Board shall, in the absence (or inability or refusal to act) of the Secretary, perform the duties and have the powers of the Secretary and shall otherwise perform the duties and have the powers and responsibilities determined by the Board, the Chief Executive Officer or the President.
(f)   Chief Financial Officer.   The Chief Financial Officer shall perform all duties commonly incident to that office (including, without limitation, the care and custody of the funds and securities of the Corporation, which from time to time may come into the Chief Financial Officer’s hands and the deposit of the funds of the Corporation in such banks or trust companies as the Board, the Chief Executive Officer or the President may authorize).
(g)   Treasurer.   The Treasurer shall, in the absence (or inability or refusal to act) of the Chief Financial Officer, perform the duties and exercise the powers of the Chief Financial Officer and shall otherwise perform the duties and have the powers and responsibilities determined by the Board, the Chief Executive Officer or the President.
Section 6.2.   Term of Office; Removal; Resignation; Vacancies.   The officers of the Corporation shall be appointed by the Board and shall hold office until their successors are duly elected and qualified by the Board or until their earlier death, resignation, retirement, disqualification, or removal from office. Any officer may be removed, with or without cause, at any time by the Board. Any officer appointed by the Chief Executive Officer or President may also be removed, with or without cause, by the Chief Executive Officer or President, as the case may be. Any officer may resign by delivering his or her written or electronically transmitted resignation to the Corporation addressed to the President or the Secretary, and such resignation shall be effective upon receipt, unless the resignation otherwise provides. Any vacancy occurring in any office of the Corporation may be filled by the Board. Any vacancy occurring in any office appointed by the Chief Executive Officer or President may be filled by the Chief Executive Officer, or President, as the case may be, unless the Board then determines that such officer shall thereupon be elected by the Board, in which case the Board shall elect such officer.
Section 6.3.   Other Officers.   The Board may delegate the power to appoint such other officers and agents, and may also remove such officers and agents or delegate the power to remove same, as it shall from time to time deem necessary or desirable.
Section 6.4.   Multiple Officeholders; Stockholder and Director Officers.   Any number of offices may be held by the same person unless the Certificate of Incorporation or these Bylaws otherwise provide; provided, however, that no officer shall execute, acknowledge or verify any instrument in more than one capacity if such instrument is required by law, the Certificate of Incorporation or these Bylaws to be executed, acknowledged or verified by two or more parties. Officers need not be stockholders or residents of the State of Delaware.
ARTICLE VII
SHARES
Section 7.1.   Certificated and Uncertificated Shares.   The shares of the Corporation may be certificated or uncertificated, subject to the sole discretion of the Board and the requirements of the DGCL.
Section 7.2.   Multiple Classes of Stock.   If the Corporation shall be authorized to issue more than one class of stock or more than one series of any class, the Corporation shall: (a) cause the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences or rights to be set forth in full or summarized on the face or back of any certificate that the Corporation issues to represent shares of such class or series of stock; or (b) in the case of uncertificated shares, within a reasonable time after the issuance or transfer of such shares, send to the registered owner thereof a written notice containing the information required to be set forth on certificates as specified in clause (a) above; provided, however, that, except as otherwise provided by applicable law, in lieu of the foregoing requirements, there may be set forth on the face or back of such certificate or, in the case of uncertificated shares, on such written notice a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences or rights.

Section 7.3.   Signatures.   Each certificate representing capital stock of the Corporation shall be signed by or in the name of the Corporation by any two authorized officers of the Corporation. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, such certificate may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar on the date of issue.
Section 7.4.   Consideration and Payment for Shares.
(a)   Subject to applicable law and the Certificate of Incorporation, shares of stock may be issued for such consideration, having in the case of shares with par value a value not less than the par value thereof, and to such persons, as determined from time to time by the Board. The consideration may consist of any tangible or intangible property or any benefit to the Corporation, including cash, promissory notes, services performed, contracts for services to be performed or other securities, or any combination thereof.
(b)   Subject to applicable law and the Certificate of Incorporation, shares may not be issued until the full amount of the consideration has been paid, unless upon the face or back of each certificate issued to represent any partly paid shares of capital stock or upon the books and records of the Corporation in the case of partly paid uncertificated shares, there shall have been set forth the total amount of the consideration to be paid therefor and the amount paid thereon up to and including the time said certificate representing certificated shares or said uncertificated shares are issued.
Section 7.5.   Lost, Destroyed or Wrongfully Taken Certificates.
(a)   If an owner of a certificate representing shares claims that such certificate has been lost, destroyed or wrongfully taken, the Corporation shall issue a new certificate representing such shares or such shares in uncertificated form if the owner: (i) requests such a new certificate before the Corporation has notice that the certificate representing such shares has been acquired by a protected purchaser; (ii) if requested by the Corporation, delivers to the Corporation a bond sufficient to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, wrongful taking or destruction of such certificate or the issuance of such new certificate or uncertificated shares; and (iii) satisfies other reasonable requirements imposed by the Corporation.
(b)   If a certificate representing shares has been lost, apparently destroyed or wrongfully taken, and the owner fails to notify the Corporation of that fact within a reasonable time after the owner has notice of such loss, apparent destruction or wrongful taking and the Corporation registers a transfer of such shares before receiving notification, the owner shall be precluded from asserting against the Corporation any claim for registering such transfer or a claim to a new certificate representing such shares or such shares in uncertificated form.
Section 7.6.   Transfer of Stock.
Transfers of stock shall be made only upon the transfer books of the Corporation kept at an office of the Corporation (within or without the State of Delaware) or by transfer agents designated to transfer shares of the stock of the Corporation.
Section 7.7.   Registered Stockholders.   Before due presentment for registration of transfer of a certificate representing shares of the Corporation or of an instruction requesting registration of transfer of uncertificated shares, the Corporation may treat the registered owner as the person exclusively entitled to inspect for any proper purpose the stock ledger and the other books and records of the Corporation, vote such shares, receive dividends or notifications with respect to such shares and otherwise exercise all the rights and powers of the owner of such shares, except that a person who is the beneficial owner of such shares (if held in a voting trust or by a nominee on behalf of such person) may, upon providing documentary evidence of beneficial ownership of such shares and satisfying such other conditions as are provided under applicable law, may also so inspect the books and records of the Corporation.
Section 7.8.   Regulations.   The Board shall have power and authority to make such additional rules and regulations, subject to any applicable requirement of law, as the Board may deem necessary and appropriate with respect to the issue, transfer or registration of transfer of shares of stock or certificates representing shares. The Board may appoint one or more transfer agents or registrars and may require for the validity thereof that certificates representing shares bear the signature of any transfer agent or registrar so appointed.
ARTICLE VIII
INDEMNIFICATION
Section 8.1.   Right to Indemnification.   To the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, the Corporation shall indemnify and hold harmless each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that (i) he or she is or was a director or officer of the Corporation or, (ii) while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of a subsidiary of the Corporation or of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (hereinafter an “Indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred by such Indemnitee in connection with such proceeding; provided, however, that, except as provided in Section 8.3 with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify an Indemnitee in connection with a proceeding (or part thereof) initiated by such Indemnitee only if such proceeding (or part thereof) was authorized by the Board.
Section 8.2.   Right to Advancement of Expenses.   In addition to the right to indemnification conferred in Section 8.1, an Indemnitee shall also have the right to be paid by the Corporation to the fullest extent not prohibited by applicable law the expenses (including, without limitation, attorneys’ fees) incurred in defending or otherwise participating in any such proceeding in advance of its final disposition (hereinafter an “advancement of expenses”); provided, however, that, if the DGCL requires, an advancement of expenses incurred by an Indemnitee in his or her capacity as a director or officer of the Corporation (and not in any other capacity in which service was or is rendered by such Indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon the Corporation’s receipt of an undertaking (hereinafter an “undertaking”), by or on behalf of such Indemnitee, to repay all amounts so advanced if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified under this Article VIII or otherwise.
Section 8.3.   Right of Indemnitee to Bring Suit.   If a claim under Section 8.1 or Section 8.2 is not paid in full by the Corporation within 60 days after a written claim therefor has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be 20 days, the Indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Indemnitee shall also be entitled to be paid the expense of prosecuting or defending such suit. In (a) any suit brought by the Indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by an Indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (b) any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that, the Indemnitee has not met any applicable standard for indemnification set forth in the DGCL. Neither the failure of the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the Indemnitee is proper in the circumstances because the Indemnitee has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including a determination by its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) that the Indemnitee has not met such applicable standard of conduct, shall create a presumption that the Indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the Indemnitee, shall be a defense to such suit. In any suit brought by the Indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the Indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VIII or otherwise shall be on the Corporation.
Section 8.4.   Non-Exclusivity of Rights.   The rights provided to any Indemnitee pursuant to this Article VIII shall not be exclusive of any other right, which such Indemnitee may have or hereafter acquire under applicable law, the Certificate of Incorporation, these Bylaws, an agreement, a vote of stockholders or disinterested directors, or otherwise.
Section 8.5.   Insurance.   The Corporation may maintain insurance, at its expense, to protect itself and/or any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.
Section 8.6.   Indemnification of Other Persons.   This Article VIII shall not limit the right of the Corporation to the extent and in the manner authorized or permitted by law to indemnify and to advance expenses to persons other than Indemnitees. Without limiting the foregoing, the Corporation may, to the extent authorized from time to time by the Board, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation and to any other person who is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, to the fullest extent of the provisions of this Article VIII with respect to the indemnification and advancement of expenses of Indemnitees under this Article VIII.
Section 8.7.   Amendments.   Any repeal or amendment of this Article VIII by the Board or the stockholders of the Corporation or by changes in applicable law, or the adoption of any other provision of these Bylaws inconsistent with this Article VIII, will, to the extent permitted by applicable law, be prospective only (except to the extent such amendment or change in applicable law permits the Corporation to provide broader indemnification rights to Indemnitees on a retroactive basis than permitted prior thereto), and will not in any way diminish or adversely affect any right or protection existing hereunder in respect of any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision; provided, further, that amendments or repeals of this Article VIII shall require the affirmative vote of the stockholders holding at least 66% in voting power of all the then outstanding shares of capital stock of the Corporation.
Section 8.8.   Certain Definitions.   For purposes of this Article VIII: (a) references to “other enterprise” shall include any employee benefit plan; (b) references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; (c) references to “serving at the request of the Corporation” shall include any service that imposes duties on, or involves services by, a person with respect to any employee benefit plan, its participants, or beneficiaries; and (d) a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interest of the Corporation” for purposes of Section 145 of the DGCL.
Section 8.9.   Contract Rights.   The rights provided to Indemnitees pursuant to this Article VIII shall be contract rights and such rights shall continue as to an Indemnitee who has ceased to be a director, officer, agent or employee and shall inure to the benefit of the Indemnitee’s heirs, executors and administrators.
Section 8.10.   Severability.   If any provision or provisions of this Article VIII shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (a) the validity, legality and enforceability of the remaining provisions of this Article VIII shall not in any way be affected or impaired thereby; and (b) to the fullest extent possible, the provisions of this Article VIII (including, without limitation, each such portion of this Article VIII containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

ARTICLE IX
MISCELLANEOUS
Section 9.1.   Place of Meetings.   If the place of any meeting of stockholders, the Board or committee of the Board for which notice is required under these Bylaws is not designated in the notice of such meeting, such meeting shall be held at the principal business office of the Corporation; provided, however, if the Board has, in its sole discretion, determined that a meeting shall not be held at any place, but instead shall be held by means of remote communication pursuant to Section 9.5 hereof, then such meeting shall not be held at any place.
Section 9.2.   Fixing Record Dates.
(a)   In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the business day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting.
(b)   In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.
Section 9.3.   Means of Giving Notice.
(a)   Notice to Directors.   Whenever under applicable law, the Certificate of Incorporation or these Bylaws notice is required to be given to any director, such notice shall be given either: (i) in writing and sent by mail, or by a nationally recognized delivery service; (ii) by means of facsimile telecommunication or other form of electronic transmission (including electronic mail); or (iii) by oral notice given personally or by telephone. A notice to a director will be deemed given as follows: (A) if given by hand delivery, orally, or by telephone, when actually received by the director; (B) if sent through the United States mail, when deposited in the United States mail, with postage and fees thereon prepaid, addressed to the director at the director’s address appearing on the records of the Corporation; (C) if sent for next day delivery by a nationally recognized overnight delivery service, when deposited with such service, with fees thereon prepaid, addressed to the director at the director’s address appearing on the records of the Corporation; (D) if sent by facsimile telecommunication, when sent to the facsimile transmission number for such director appearing on the records of the Corporation; (E) if sent by electronic mail, when sent to the electronic mail address for such director appearing on the records of the Corporation; or (F) if sent by any other form of electronic transmission, when sent to the address, location or number (as applicable) for such director appearing on the records of the Corporation.
(b)   Notice to Stockholders.   Whenever under applicable law, the Certificate of Incorporation or these Bylaws notice is required to be given to any stockholder, such notice may be given: (i) in writing and sent either by hand delivery, through the United States mail, or by a nationally recognized overnight delivery service for next day delivery; or (ii) by means of a form of electronic transmission consented to by the stockholder, to the extent permitted by, and subject to the conditions set forth in Section 232 of the DGCL. A notice to a stockholder shall be deemed given as follows: (A) if given by hand delivery, when actually received by the stockholder; (B) if sent through the United States mail, when deposited in the United States mail, with postage and fees thereon prepaid, addressed to the stockholder at the stockholder’s address appearing on the stock ledger of the Corporation; (C) if sent for next day delivery by a nationally recognized overnight delivery service, when deposited with such service, with fees thereon prepaid, addressed to the stockholder at the stockholder’s address appearing on the stock ledger of the Corporation; and (D) if given by a form of electronic transmission consented to by the stockholder to whom the notice is given and otherwise meeting the requirements set forth above: (1) if by facsimile transmission, when directed to a number at which the stockholder has consented to receive notice; (2) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice; (3) if by a posting on an electronic network together with separate notice to the stockholder of such specified posting, upon the later of: (x) such posting; and (y) the giving of such separate notice; or (4) if by any other form of electronic transmission, when directed to the stockholder. A stockholder may revoke such stockholder’s consent to receiving notice by means of electronic communication by giving written notice of such revocation to the Corporation. Any such consent shall be deemed revoked if: (x) the Corporation is unable to deliver by electronic transmission two consecutive notices given by the Corporation in accordance with such consent; and (y) such inability becomes known to the Secretary or an Assistant Secretary or to the Corporation’s transfer agent, or other person responsible for the giving of notice; provided, however, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action.
(c)   Electronic Transmission.   “Electronic transmission” means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process, including but not limited to transmission by electronic mail, telex, facsimile telecommunication, telegram and cablegram.
(d)   Notice to Stockholders Sharing Same Address.   Without limiting the manner by which notice otherwise may be given effectively by the Corporation to stockholders, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation or these Bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. A stockholder may revoke such stockholder’s consent by delivering written notice of such revocation to the Corporation. Any stockholder who fails to object in writing to the Corporation within 60 days of having been given written notice by the Corporation of its intention to send such a single written notice shall be deemed to have consented to receiving such single written notice.
(e)   Exceptions to Notice Requirements.   Whenever notice is required to be given, under the DGCL, the Certificate of Incorporation or these Bylaws, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting that shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the Corporation is such as to require the filing of a certificate with the Secretary of State of Delaware, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.
Whenever notice is required to be given by the Corporation, under any provision of the DGCL, the Certificate of Incorporation or these Bylaws, to any stockholder to whom: (1) notice of two consecutive annual meetings of stockholders and all notices of stockholder meetings or of the taking of action by written consent of stockholders without a meeting to such stockholder during the period between such two consecutive annual meetings; or (2) all, and at least two payments (if sent by first-class mail) of dividends or interest on securities during a 12-month period, have been mailed addressed to such stockholder at such stockholder’s address as shown on the records of the Corporation and have been returned undeliverable, the giving of such notice to such stockholder shall not be required. Any action or meeting that shall be taken or held without notice to such stockholder shall have the same force and effect as if such notice had been duly given. If any such stockholder shall deliver to the Corporation a written notice setting forth such stockholder’s then current address, the requirement that notice be given to such stockholder shall be reinstated. In the event that the action taken by the Corporation is such as to require the filing of a certificate with the Secretary of State of Delaware, the certificate need not state that notice was not given to persons to whom notice was not required to be given pursuant to Section 230(b) of the DGCL. The exception in subsection (1) of the first sentence of this paragraph to the requirement that notice be given shall not be applicable to any notice returned as undeliverable if the notice was given by electronic transmission.
Section 9.4.   Waiver of Notice.   Whenever any notice is required to be given under applicable law, the Certificate of Incorporation, or these Bylaws, a written waiver of such notice, signed before or after the date of such meeting by the person or persons entitled to said notice, or a waiver by electronic transmission by the person entitled to said notice, shall be deemed equivalent to such required notice. All such waivers shall be kept with the books of the Corporation. Attendance at a meeting shall constitute a waiver of notice of such meeting, except where a person attends for the express purpose of objecting to the transaction of any business on the ground that the meeting was not lawfully called or convened.
Section 9.5.   Meeting Attendance via Remote Communication Equipment.
(a)   Stockholder Meetings.   If authorized by the Board in its sole discretion, and subject to such guidelines and procedures as the Board may adopt, stockholders and proxy holders not physically present at a meeting of stockholders may, by means of remote communication:
(i)   participate in a meeting of stockholders; and
(ii)   be deemed present in person and vote at a meeting of stockholders, whether such meeting is to be held at a designated place or solely by means of remote communication; provided that: (A) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxy holder; (B) the Corporation shall implement reasonable measures to provide such stockholders and proxy holders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings; and (C) if any stockholder or proxy holder votes or takes other action at the meeting by means of remote communication, a record of such votes or other action shall be maintained by the Corporation.
(b)   Board Meetings.   Unless otherwise restricted by applicable law, the Certificate of Incorporation or these Bylaws, members of the Board or any committee thereof may participate in a meeting of the Board or any committee thereof by means of conference telephone, video conference or other communications equipment by means of which all persons participating in the meeting can hear each other. Such participation in a meeting shall constitute presence in person at the meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting was not lawfully called or convened.
Section 9.6.   Dividends.   The Board may from time to time declare, and the Corporation may pay, dividends (payable in cash, property or shares of the Corporation’s capital stock) on the Corporation’s outstanding shares of capital stock, subject to applicable law and the Certificate of Incorporation.
Section 9.7.   Reserves.   The Board may set apart out of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve.
Section 9.8.   Contracts and Negotiable Instruments.   Except as otherwise provided by applicable law, the Certificate of Incorporation or these Bylaws, any contract, bond, deed, lease, mortgage or other instrument may be executed and delivered in the name and on behalf of the Corporation by such officer or officers or other employee or employees of the Corporation as the Board may from time to time authorize. Such authority may be general or confined to specific instances as the Board may determine. The Chairman of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, the Treasurer or any Vice President may execute and deliver any contract, bond, deed, lease, mortgage or other instrument in the name and on behalf of the Corporation. Subject to any restrictions imposed by the Board, the Chairman of the Board, Chief Executive Officer, President, the Chief Financial Officer, the Treasurer or any Vice President may delegate powers to execute and deliver any contract, bond, deed, lease, mortgage or other instrument in the name and on behalf of the Corporation to other officers or employees of the Corporation under such person’s supervision and authority, it being understood, however, that any such delegation of power shall not relieve such officer of responsibility with respect to the exercise of such delegated power.
Section 9.9.   Fiscal Year.   The fiscal year of the Corporation shall be a calendar year unless otherwise fixed by the Board.
Section 9.10.   Seal.   The Board may adopt a corporate seal, which shall be in such form as the Board determines. The seal may be used by causing it or a facsimile thereof to be impressed, affixed or otherwise reproduced.
Section 9.11.   Books and Records.   The books and records of the Corporation may be kept within or outside the State of Delaware at such place or places as may from time to time be designated by the Board.
Section 9.12.   Surety Bonds.   Such officers, employees and agents of the Corporation (if any) as the Chairman of the Board, Chief Executive Officer, President or the Board may direct, from time to time, shall be bonded for the faithful performance of their duties and for the restoration to the Corporation, in case of their death, resignation, retirement, disqualification or removal from office, of all books, papers, vouchers, money and other property of whatever kind in their possession or under their control belonging to the Corporation, in such amounts and by such surety companies as the Chairman of the Board, Chief Executive Officer, President or the Board may determine. The premiums on such bonds shall be paid by the Corporation and the bonds so furnished shall be in the custody of the Secretary.
Section 9.13.   Securities of Other Corporations.   Powers of attorney, proxies, waivers of notice of meeting, consents in writing and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the Chairman of the Board, Chief Executive Officer, President or any Vice President. Any such officer, may, in the name of and on behalf of the Corporation, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation in which the Corporation may own securities, or to consent in writing, in the name of the Corporation as such holder, to any action by such corporation, and at any such meeting or with respect to any such consent shall possess and may exercise any and all rights and power incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed. The Board may from time to time confer like powers upon any other person or persons.
Section 9.14.   Amendments.   The Board shall have the power to adopt, amend, alter or repeal the Bylaws. The affirmative vote of a majority of the Board shall be required to adopt, amend, alter or repeal the Bylaws. The Bylaws also may be adopted, amended, altered or repealed by the stockholders; provided, however, that in addition to any vote of the holders of any class or series of capital stock of the Corporation required by applicable law or the Certificate of Incorporation, the affirmative vote of the holders of at least 66% in voting power of all the then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders to adopt, amend, alter or repeal the Bylaws; and provided further, however, that no Bylaws hereafter adopted by the stockholders shall invalidate any prior act of the Board that would have been valid if such Bylaws had not been adopted.
Section 9.15.   Exclusive Forum.   Unless, with the approval of the Board, the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring: (a) any derivative claim or proceeding brought on behalf of the Corporation; (b) claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders; (c) any claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the DGCL or the Corporation’s certificate of incorporation or bylaws; or (d) any claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine (each of (a) through (d) above, a “Covered Claim”) and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel. Notwithstanding the foregoing, the provisions of this Section 9.15 will not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended or any other claim for which the federal courts have exclusive jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 9.15. If any provision or provisions of this Section 9.15 shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Section 9.15 (including, without limitation, each portion of any sentence of this Section 9.15 containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.
Section 9.16.   Federal Forum.   Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. Any person or entity purchasing or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to this provision.
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Annex E
FORM OF SUBSCRIPTION AGREEMENT
This SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into on January 24, 2021, by and between Landcadia Holdings III, Inc., a Delaware corporation (the “Company”), and the undersigned subscriber (“Subscriber”).
WHEREAS, concurrently with the execution of this Subscription Agreement, the Company is entering into a definitive agreement with HMAN Group Holdings, Inc., a Delaware corporation (“Hillman”), Helios Sun Merger Sub, Inc., a Delaware corporation, and the other parties thereto, providing for the combination of the Company and Hillman (the “Merger Agreement” and the transactions contemplated by the Merger Agreement, the “Transaction”);
WHEREAS, in connection with the Transaction, Subscriber desires to subscribe for and purchase from the Company, immediately prior to the consummation of the Transaction, that number of shares of the Company’s Class A common stock, par value $0.0001 per share (the “Common Stock”), set forth on the signature page hereto (the “Subscribed Shares”) for a purchase price of $10.00 per share (the “Per Share Price” and the aggregate of such Per Share Price for all Subscribed Shares being referred to herein as the “Purchase Price”), and the Company desires to issue and sell to Subscriber the Subscribed Shares in consideration of the payment of the Purchase Price by or on behalf of Subscriber to the Company; and
WHEREAS, concurrently with the execution of this Subscription Agreement, the Company is entering into subscription agreements (the “Other Subscription Agreements” and together with the Subscription Agreement, the “Subscription Agreements”) with certain other investors (the “Other Subscribers” and together with Subscriber, the “Subscribers”), pursuant to which such Subscribers have agreed to purchase on the closing date of the Transaction (the “Closing Date”), inclusive of the Subscribed Shares, an aggregate amount of up to 37,500,000 shares of Common Stock, at the Per Share Price (the shares of the Other Subscribers, the “Other Subscribed Shares” and together with the Subscribed Shares, the “Collective Subscribed Shares”).
NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:
1.   Subscription.   Subject to the terms and conditions hereof, at the Closing (as defined below), Subscriber hereby agrees to subscribe for and purchase, and the Company hereby agrees to issue and sell to Subscriber, upon the payment of the Purchase Price, the Subscribed Shares (such subscription and issuance, the “Subscription”).
2.   Closing.
a.   The consummation of the Subscription contemplated hereby (the “Closing”) shall occur on the Closing Date concurrently with or immediately prior to the consummation of the Transaction and is contingent upon the closing of the Transaction.
b.      At least five (5) Business Days (as defined below) before the anticipated Closing Date, the Company shall deliver written notice to Subscriber (the “Closing Notice”) specifying (i) the anticipated Closing Date and (ii) the wire instructions for delivery of the Purchase Price to the Company. No later than two (2) Business Days prior to the Closing Date set forth in the Closing Notice, Subscriber shall deliver the Purchase Price for the Subscribed Shares by wire transfer of United States dollars in immediately available funds to the account specified by the Company in the Closing Notice, such funds to be held by the Company in escrow until the Closing, and deliver to the Company such information as is reasonably requested in the Closing Notice in order for the Company to issue the Subscribed Shares to Subscriber, including the legal name of the person in whose name the Subscribed Shares are to be issued. Upon satisfaction (or, if applicable, waiver) of the conditions set forth in this Section 2, the Company shall deliver to Subscriber (or its nominee in accordance with its delivery instructions) (i) at the Closing, the Subscribed Shares in book entry form, free and clear of any liens or other restrictions (other than those arising under this Subscription Agreement or state or federal securities laws), in the name of Subscriber (or its nominee in accordance with its delivery instructions), and (ii) as promptly as practicable after the Closing (and, in any event, within five (5) Business Days), evidence from the Company’s transfer agent of the issuance to Subscriber of the Subscribed Shares on and as of the Closing Date; provided, that the Company’s obligation to issue the Subscribed Shares to Subscriber is contingent upon the Company having received the Purchase Price in full in accordance with this Section 2.b. In the event that the consummation of the Transaction does not occur within three (3) Business Days after the anticipated Closing Date specified in the Closing Notice, unless otherwise agreed to in writing by the Company and the Subscriber, the Company shall promptly (but in no event later than two (2) Business Days thereafter) return the funds so delivered by Subscriber to the Company by wire transfer in immediately available funds to the account specified by Subscriber, and any book entries representing the Subscribed Shares shall be deemed cancelled. Notwithstanding such return or cancellation (x) a failure to close on the anticipated Closing Date shall not, by itself, be deemed to be a failure of any of the conditions to Closing set forth in this Section 2 to be satisfied or waived on or prior to the Closing Date, and (y) unless and until this Subscription Agreement is terminated in accordance with Section 6 herein, Subscriber shall remain obligated (A) to redeliver funds to the Company in accordance with this Section 2.b following the Company’s delivery to Subscriber of a new Closing Notice and (B) to consummate the Closing upon satisfaction of the conditions set forth in this Section 2. For the purposes of this Subscription Agreement, “Business Day” means any day other than a Saturday, Sunday or a day on which the Federal Reserve Bank of New York is closed.
c.   The obligation of the Company and the Subscriber to consummate the Closing shall be subject to the satisfaction by the Company and Hillman of, or the valid waiver by the Company, Hillman and the Subscriber of the conditions that, on the Closing Date:
(i)   no suspension of the qualification of the Subscribed Shares for offering or sale or trading in any jurisdiction, or initiation or threatening of any proceedings for any of such purposes, shall have occurred;
(ii)   all conditions precedent to the closing of the Transaction set forth in the Merger Agreement, including the approval of the Company’s stockholders, shall have been satisfied or waived in accordance with the terms thereof, and the closing of the Transaction shall be scheduled to occur concurrently with or immediately following the Closing;
(iii)   all consents, waivers, authorizations or orders of, any notice required to be made to, and any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization (including the Nasdaq Stock Market) or other person in connection with the execution, delivery and performance of this Subscription Agreement (including, without limitation, the issuance of the Subscribed Shares) required to be made in connection with the issuance and sale of the Subscribed Shares shall have been obtained or made, except where the failure to so obtain or make would not prevent the Company from consummating the transactions contemplated hereby, including the issuance and sale of the Subscribed Shares; and
(iv)   no governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby; and no such governmental authority shall have instituted or threatened in writing a proceeding seeking to impose any such restraint or prohibition (except in the case of a governmental authority located outside the United States where such restraint or prohibition would not be reasonably expected to have a Company Material Adverse Effect).
d.   The obligation of the Company to consummate the Closing shall be subject to the satisfaction or valid waiver by the Company and Hillman of the additional conditions that, on the Closing Date:
(i)   all representations and warranties of Subscriber contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Subscriber Material Adverse Effect (as defined below), which representations and warranties shall be true in all respects) at and as of the Closing Date (other than those representations and warranties expressly made as of an earlier date, which shall be true, and correct in all material respects, or all respects, as applicable, as of such earlier date); and
(ii)   Subscriber shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing.
e.   The obligation of Subscriber to consummate the Closing shall be subject to the satisfaction or valid waiver by Subscriber of the additional conditions that, on the Closing Date:
(i)   all representations and warranties of the Company contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Company Material Adverse Effect (as defined below), which representations and warranties shall be true in all respects) at and as of the Closing Date (other than those representations and warranties expressly made as of an earlier date, which shall be true, and correct in all material respects, or all respects, as applicable, as of such earlier date);
(ii)   the Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing; and
(iii)   except to the extent consented to in writing by Subscriber, the Merger Agreement (as filed with the Commission on or immediately following the date hereof) shall not have been amended, modified, supplemented or waived in a manner which materially and adversely affect the economics of the Subscribed Shares that Subscriber is acquiring pursuant to this Subscription Agreement.
f.   Prior to or at the Closing, Subscriber shall deliver to the Company all such other information as is reasonably requested in order for the Company to issue the Subscribed Shares to Subscriber, including a duly completed and executed Internal Revenue Service Form W-9 or appropriate Form W-8.
3.   Company Representations and Warranties.   The Company represents and warrants to Subscriber that:
a.   The Company (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, (ii) has the corporate power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted and to enter into, deliver and perform its obligations under this Subscription Agreement, and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction (other than its jurisdiction of incorporation) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, except, with respect to the foregoing clause (iii), where the failure to be in good standing would not reasonably be expected to have a Company Material Adverse Effect. For purposes of this Subscription Agreement, a “Company Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to the Company and its subsidiaries, taken together as a whole (on a consolidated basis), that, individually or in the aggregate, has a material adverse effect on (a) the Company’s ability to consummate the transactions contemplated hereby, including the issuance and sale of the Subscribed Shares or (b) the business, financial condition, or results of operations of the Company and its subsidiaries, taken together as a whole (on a consolidated basis).
b.   The Subscribed Shares have been duly authorized and, when issued and delivered to Subscriber against full payment therefor in accordance with the terms of this Subscription Agreement, will be validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights created under the Company’s organizational documents or the laws of its jurisdiction of incorporation.
c.   This Subscription Agreement has been duly authorized, executed and delivered by the Company, and assuming the due authorization, execution and delivery of the same by Subscriber, this

Subscription Agreement shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.
d.   Assuming the accuracy of the representations and warranties of Subscriber set forth in Section 4 of this Subscription Agreement, the execution and delivery of this Subscription Agreement, the issuance and sale of the Subscribed Shares and the compliance by the Company with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Company is a party or by which the Company is bound or to which any of the property or assets of the Company is subject; (ii) the organizational documents of the Company; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties that, in the case of clauses (i) and (iii), would reasonably be expected to have a Company Material Adverse Effect.
e.   Assuming the accuracy of the representations and warranties of the Subscriber set forth in Section 4 of this Subscription Agreement, the Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization (including the Nasdaq Stock Market) or other person in connection with the execution, delivery and performance of this Subscription Agreement (including the issuance of the Subscribed Shares), other than (i) filings required by applicable state securities laws, (ii) the filing of the Registration Statement pursuant to Section 5 below, (iii) other required filings with the U.S. Securities and Exchange Commission (the “Commission”) relating to the Transaction, (iv) those required by the Nasdaq Stock Market, including with respect to obtaining stockholder approval, if applicable, (v) those required to consummate the Transaction as provided under the Merger Agreement, (vi) the filing of notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, if applicable, and (vii) the failure of which to obtain would not be reasonably likely to have a Company Material Adverse Effect.
f.   As of their respective dates, all forms, reports, statements, schedules, proxies, registration statements and other documents required to be filed by the Company with the Commission since its initial registration of its shares of Common Stock (the “SEC Reports”) complied in all material respects with the requirements of the Securities Act of 1933, as amended (the “Securities Act”) and the Securities Exchange Act of 1934, and the rules and regulations of the Commission promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing and fairly present in all material respects the financial position of the Company as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments. There are no outstanding or unresolved comments in comment letters received by the Company from the staff of the Commission with respect to any of the SEC Reports.
g.   As of the date hereof and immediately prior to the Closing (prior to giving effect to the consummation of the Transaction and the transactions contemplated by the Subscription Agreements), the authorized share capital of the Company consists of 380,000,000 shares of Common Stock, 20,000,000 shares of Class B common stock, par value $0.0001 per share (“Class B Common Stock”), and 1,000,000 preferred shares, par value $0.0001 per share (“Preferred Shares”). As of the date hereof and immediately prior to the Closing (prior to giving effect to the consummation of the Transaction and the transactions contemplated by the Subscription Agreements): (i) 50,000,000 shares of Common Stock, 12,500,000 shares of Class B Common Stock and no Preferred Shares were issued and outstanding; (ii) 24,666,667 warrants, each exercisable to purchase one share of Common Stock at $11.50 per share (“Warrants”), were issued and outstanding, including 8,000,000 private placement warrants; and (iii) no Common Stock was subject to issuance upon exercise of outstanding options. No Warrants are exercisable on or prior to the Closing. All (i) issued and outstanding Common Stock has been duly authorized and validly issued, is fully paid and non-assessable and is not subject to preemptive or similar rights and (ii) outstanding Warrants have been duly authorized and validly issued, are fully paid and are not subject to preemptive or similar rights. As of the date hereof and immediately prior to the Closing, except as set forth above and pursuant to (i) the Other Subscription Agreements, and (ii) the Merger Agreement, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Company any Common Stock or other equity interests in the Company (collectively, “Equity Interests”) or securities convertible into or exchangeable or exercisable for Equity Interests. Except as set forth above and pursuant to the Merger Agreement, the Company has no subsidiaries and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company is a party or by which it is bound relating to the voting of any Equity Interests, other than (A) the letter agreements entered into by the Company in connection with the Company’s initial public offering on October 8, 2020 pursuant to which the Company’s sponsors and the Company’s executive officers and independent directors agreed to vote in favor of any proposed Business Combination (as defined therein), which includes the Transaction, and (B) as contemplated by the Merger Agreement. Except as described in the SEC Reports, there are no securities or instruments issued by or to which the Company is a party containing anti-dilution or similar provisions that will be triggered by the issuance of (i) the Subscribed Shares or (ii) the shares to be issued pursuant to any Other Subscription Agreement.
h.   Except for such matters as have not had and would not be reasonably likely to have a Company Material Adverse Effect, there is no (i) suit, action, proceeding or arbitration before a governmental authority or arbitrator pending, or, to the knowledge of the Company, threatened in writing against the Company or (ii) judgment, decree, injunction, ruling or order of any governmental authority or arbitrator outstanding against the Company.
i.   The issued and outstanding shares of Common Stock are registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and are listed for trading on the Nasdaq Stock Market under the symbols “LCY,” “LCYAW” and “LCYAU.” There is no suit, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company by the Nasdaq Stock Market or the Commission with respect to any intention by such entity to deregister the shares of Common Stock or prohibit or terminate the listing of the shares of Common Stock on the Nasdaq Stock Market. The Company has taken no action that is designed to terminate the registration of the shares of Common Stock under the Exchange Act.
j.   Upon consummation of the Transaction, the issued and outstanding shares of Common Stock will be registered pursuant to Section 12(b) of the Exchange Act and will be listed for trading on the Nasdaq Stock Market.
k.   Assuming the accuracy of Subscriber’s representations and warranties set forth in Section 4 of this Subscription Agreement, no registration under the Securities Act is required for the offer, delivery or sale of the Subscribed Shares by the Company to Subscriber.
l.   Neither the Company nor any person acting on its behalf has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with any offer or sale of the Subscribed Shares. Furthermore, neither the Company, nor any person acting on its behalf has, directly or indirectly, made any offers or sales of any Company security or solicited any offers to buy any security under circumstances that would adversely affect reliance by the Company on Section 4(a)(2) of the Securities Act for the exemption from registration for the transactions contemplated hereby or would require registration of the issuance of the Subscribed Shares under the Securities Act.
m.   Except for Jefferies LLC and Barclays Capital Inc. (the “Placement Agents”), no broker or finder is entitled to any brokerage or finder’s fee or commission solely in connection with the sale of the Subscribed Shares to Subscriber.

n.   The Company is not, and immediately after receipt of payment for the Collective Subscribed Shares will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.
o.   Except for such matters as have not had a Company Material Adverse Effect, the Company is, and has been since its inception, in compliance with all state and federal laws applicable to the conduct of its business. The Company has not received any written, or to its knowledge, other communication from a governmental entity that alleges that the Company is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.
p.   The Company has not entered into any subscription agreement, side letter or similar agreement with any investor in connection with such investor’s direct or indirect investment in the Company other than (i) the Merger Agreement, and (ii) the Other Subscription Agreements. The Other Subscription Agreements have not been amended in any material respect following the date of this Subscription Agreement and reflect the same Per Share Price and terms that are not materially more favorable to any such Other Subscriber thereunder than the terms of this Subscription Agreement.
q.   The Company acknowledges and agrees that, notwithstanding anything herein to the contrary, the Subscribed Shares may be pledged by Subscriber in connection with a bona fide margin agreement, which shall not be deemed to be a transfer, sale or assignment of the Subscribed Shares hereunder, and Subscriber effecting a pledge of Subscribed Shares shall not be required to provide Company with any notice thereof or otherwise make any delivery to Company pursuant to this Agreement. Company hereby agrees to execute and deliver such documentation as a pledgee of the Subscribed Shares may reasonably request in connection with a pledge of the Subscribed Shares to such pledgee by Subscriber.
4.   Subscriber Representations and Warranties.   Subscriber represents and warrants to the Company that:
a.   Subscriber (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, and (ii) has the requisite power and authority to enter into and perform its obligations under this Subscription Agreement.
b.   This Subscription Agreement has been duly executed and delivered by Subscriber, and assuming the due authorization, execution and delivery of the same by the Company, this Subscription Agreement shall constitute the valid and legally binding obligation of Subscriber, enforceable against Subscriber in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.
c.   The execution and delivery of this Subscription Agreement, the purchase of the Subscribed Shares and the compliance by Subscriber with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subscriber pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber is a party or by which Subscriber is bound or to which any of the property or assets of Subscriber is subject; (ii) the organizational documents of Subscriber; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Subscriber or any of its properties that, in the case of clauses (i) and (iii), would reasonably be expected to have a Subscriber Material Adverse Effect. For purposes of this Subscription Agreement, a “Subscriber Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to Subscriber that would reasonably be expected to have a material adverse effect on Subscriber’s ability to consummate the transactions contemplated hereby, including the purchase of the Subscribed Shares.
d.   Subscriber (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) satisfying the applicable requirements set forth on Annex A, (ii) is acquiring the Subscribed Shares only for its own account and not for the account of others, or if Subscriber is subscribing for the Subscribed Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is a qualified institutional buyer and Subscriber has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring the Subscribed Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and has provided the Company with the requested information on Annex A following the signature page hereto). Subscriber is not an entity formed for the specific purpose of acquiring the Subscribed Shares and is an “institutional account” as defined in FINRA Rule 4512(c).
e.   Subscriber understands that the Subscribed Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Subscribed Shares have not been registered under the Securities Act. Subscriber understands that the Subscribed Shares may not be resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act, except (i) to the Company or a subsidiary thereof, or (ii) pursuant to an applicable exemption from the registration requirements of the Securities Act, and, in each of cases (i) and (ii), in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and as a result of these transfer restrictions, Subscriber may not be able to readily resell the Subscribed Shares and may be required to bear the financial risk of an investment in the Subscribed Shares for an indefinite period of time. Subscriber acknowledges and agrees that, except as otherwise set forth in Section 3.q, the Subscribed Shares will not be eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act until at least one year from the Closing Date. Subscriber understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Subscribed Shares.
f.   Subscriber understands and agrees that Subscriber is purchasing the Subscribed Shares directly from the Company. Subscriber further acknowledges that there have not been, and Subscriber hereby agrees that it is not relying on, any representations, warranties, covenants or agreements made to Subscriber by the Company, Hillman, the Placement Agents, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives, any other party to the Transaction or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of the Company set forth in this Subscription Agreement. Notwithstanding the foregoing, the Subscriber and the other parties hereto agree for the express benefit of the Placement Agents and each of their respective affiliates and representatives that none of the Placement Agents or any of their respective affiliates or representatives (i) have any duties or obligations other than those specifically set forth herein, (ii) make any representation or warranty, or have responsibilities as to the validity, accuracy, value or genuineness of any information, certificates or documentation delivered by or on behalf of the Company pursuant to this Subscription Agreement or in connection with the Transaction, or any documents related to the Transaction, including any information in any offering document, (iii) shall be liable for any improper payments made in accordance with the information provided by the Company or (iv) shall be liable (x) for any action taken, suffered or omitted by any of them in good faith and reasonably believed to be authorized or within the discretion or rights or powers conferred upon it by this Subscription Agreement or (y) for anything which any of them may do or refrain from doing in connection with this Subscription Agreement, in each case, absent such person’s own gross negligence, fraud or willful misconduct. Subscriber acknowledges that certain information provided by the Company was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections.
g.   In making its decision to purchase the Subscribed Shares, Subscriber has relied solely upon independent investigation made by Subscriber. Subscriber acknowledges and agrees that Subscriber has received such information as Subscriber deems necessary in order to make an investment decision with respect to the Subscribed Shares, including with respect to the Company, the Transaction and Hillman and its subsidiaries (collectively, the “Acquired Companies”). Without limiting the generality of the foregoing, Subscriber acknowledges that Subscriber has had the opportunity to review the SEC

Reports. Subscriber represents and agrees that Subscriber and Subscriber’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as Subscriber and its professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Subscribed Shares. Subscriber acknowledges and agrees that none of the Placement Agents, or any affiliate of the Placement Agents has provided Subscriber with any information or advice with respect to the Subscribed Shares nor is such information or advice necessary or desired. None of the Placement Agents or any of their respective affiliates, has made or makes any representation as to the Company or the Acquired Companies or the quality or value of the Subscribed Shares and the Placement Agents and any of their respective affiliates may have acquired non-public information with respect to the Company or the Acquired Companies which Subscriber agrees need not be provided to it. Neither the Placement Agent nor any of its representatives has any responsibility with respect to the completeness or accuracy of any information or materials furnished to such Subscriber in connection with the transactions contemplated hereby. In connection with the issuance of the Subscribed Shares to Subscriber, none of the Placement Agents or any of their respective affiliates has acted as a financial advisor or fiduciary to Subscriber. The Subscriber acknowledges that the Placement Agents, their affiliates and representatives shall be entitled to (i) rely on, and shall be protected in acting upon, any certificate, instrument, opinion, notice, letter or any other document or security delivered to any of them by or on behalf of the Company, and (ii) be indemnified by the Company for acting as Placement Agent.
h.   Subscriber became aware of this offering of the Subscribed Shares solely by means of direct contact between Subscriber and the Company, or their respective representatives or affiliates, or by means of contact from the Placement Agents and the Subscribed Shares were offered to Subscriber solely by direct contact between Subscriber and the Company, or their respective representatives or affiliates. Subscriber did not become aware of this offering of the Subscribed Shares, nor were the Subscribed Shares offered to Subscriber, by any other means. Subscriber acknowledges that the Company represents and warrants that the Subscribed Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.
i.   Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Subscribed Shares. Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Subscribed Shares, and Subscriber has had an opportunity to seek, and has sought, such accounting, legal, business and tax advice as Subscriber has considered necessary to make an informed investment decision.
j.   Subscriber has adequately analyzed and fully considered the risks of an investment in the Subscribed Shares and determined that the Subscribed Shares are a suitable investment for Subscriber and that Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of Subscriber’s investment in the Company. Subscriber acknowledges specifically that a possibility of total loss exists.
k.   Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Subscribed Shares or made any findings or determination as to the fairness of this investment.
l.   Subscriber is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any sanctions program by OFAC, the United Nations Security Council, the European Union, Her Majesty’s Treasury of the United Kingdom, or other relevant sanctions authority (collectively, “Sanctions”), (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank (collectively, a “Prohibited Investor”). Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that Subscriber is permitted to do so under applicable law. Subscriber represents that if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001 and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that Subscriber maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. Subscriber also represents that, to the extent required, it maintains policies and procedures reasonably designed for the screening of its investors against Sanctions, including the OFAC List. Subscriber further represents and warrants that, to the extent required, it maintains policies and procedures reasonably designed to ensure that the funds held by Subscriber and used to purchase the Subscribed Shares were legally derived.
m.   If Subscriber is an employee benefit plan that is subject to Title I of ERISA, a plan, an individual retirement account or other arrangement that is subject to section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”) or an employee benefit plan that is a governmental plan (as defined in section 3(32) of ERISA), a church plan (as defined in section 3(33) of ERISA), a non-U.S. plan (as described in section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”) subject to the fiduciary or prohibited transaction provisions of ERISA or section 4975 of the Code, Subscriber represents and warrants that (i) neither the Company, nor any of its respective affiliates (the “Transaction Parties”) has acted as the Plan’s fiduciary, or has been relied on for advice, with respect to its decision to acquire and hold the Subscribed Shares, and none of the Transaction Parties shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the Subscribed Shares and (ii) the acquisition and holding of the Subscribed Shares will not result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code.
n.   Subscriber at the Closing will have sufficient funds to pay the Purchase Price pursuant to Section 2.a.
o.   Subscriber agrees that, notwithstanding Section 8.i, the Placement Agents may rely upon the representations and warranties made by Subscriber to the Company in this Subscription Agreement.
p.   No foreign person (as defined in 31 C.F.R. Part 800.224) in which the national or subnational governments of a single foreign state have a substantial interest (as defined in 31 C.F.R. Part 800.244) will acquire a substantial interest in the Company as a result of the purchase and sale of the Subscribed Shares hereunder such that a declaration to the Committee on Foreign Investment in the United States would be mandatory under 31 C.F.R. Part 800.401, and no foreign person will have control (as defined in 31 C.F.R. Part 800.208) over the Company from and after the Closing as a result of the purchase and sale of the Subscribed Shares hereunder.
5.   Registration of Subscribed Shares; Certain Transactions.
a.   The Company agrees that, within thirty (30) days after Closing Date, the Company will file with the Commission (at the Company’s sole cost and expense) a registration statement registering the resale of the Subscribed Shares (the “Registration Statement”), and the Company shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than sixty (60) calendar days following the Closing Date (the “Effectiveness Deadline”), provided, that the Effectiveness Deadline shall be extended to ninety (90) calendar days after the Closing Date if the Registration Statement is reviewed by, and comments thereto are provided from, the Commission; provided, that if such day falls on a Saturday, Sunday or other day that the Commission is closed for business, the Effectiveness Deadline shall be extended to the next Business Day on which the Commission is open for business. The Company shall provide a draft of the Registration Statement to Subscriber for review (but not comment) at least two (2) Business Days in advance of filing the Registration Statement; provided that, in no event shall the Company be required to delay or postpone the filing of such Registration Statement as a result of or in connection with Subscriber’s review. Unless otherwise agreed to in writing by Subscriber, Subscriber shall not be identified as a statutory underwriter in the Registration Statement unless requested by the Commission; provided, that if the Commission requests that Subscriber be identified as a statutory underwriter in the Registration Statement, Subscriber will have the opportunity to withdraw from the Registration Statement upon its prompt written request to the Company. Notwithstanding the foregoing, if the

Commission prevents the Company from including any or all of the shares proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Subscribed Shares by the applicable stockholders or otherwise, such Registration Statement shall register for resale such number of Subscribed Shares which is equal to the maximum number of Subscribed Shares as is permitted by the Commission. In such event, the number of Subscribed Shares to be registered for each selling stockholder named in the Registration Statement shall be reduced pro rata among all such selling stockholders. The Company agrees that, except for such times as the Company has suspended the use of the prospectus forming part of a Registration Statement in accordance with this Subscription Agreement, the Company will use its commercially reasonable efforts to cause such Registration Statement to remain effective with respect to Subscriber until the earlier of (i) three (3) years from the effective date of the Registration Statement, (ii) the date on which all of the Subscribed Shares shall have been sold, or (iii) on the first date on which Subscriber can sell all of its Subscribed Shares (or shares received in exchange therefor) under Rule 144 of the Securities Act without limitation as to the manner of sale or the amount of such securities that may be sold (the “Registration Period”). If requested by Subscriber, the Company shall use its commercially reasonable efforts to cause the removal of the restrictive legends from (i) any Subscribed Shares being sold under the Registration Statement, (ii) any Registrable Securities (as defined below) at the time of sale pursuant to Rule 144 and (iii) at the request of a Holder (as defined below) at such time as any Registrable Securities held by such Holder may be sold by such Holder without restriction under Rule 144, including without limitation, any volume and manner of sale restrictions upon the receipt of customary representations and other documentation, if any, from the Holder as reasonably requested by the Company, its counsel or the transfer agent, establishing that restrictive legends are no longer required. Subscriber agrees to disclose its beneficial ownership, as determined in accordance with Rule 13d-3 of the Exchange Act, of Subscribed Shares to the Company (or its successor) upon request to assist the Company in making the determination described above. The Company’s obligations to include the Subscribed Shares in the Registration Statement are contingent upon Subscriber furnishing in writing to the Company such information regarding Subscriber, the securities of the Company held by Subscriber and the intended method of disposition of the Subscribed Shares as shall be reasonably requested by the Company to effect the registration of the Subscribed Shares, and Subscriber shall execute such documents in connection with such registration as the Company may reasonably request that are customary of a selling stockholder in similar situations, provided that Subscriber shall not in connection with the foregoing be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Subscribed Shares. Any failure by the Company to file the Registration Statement within thirty (30) days after Closing Date or to effect such Registration Statement by the Effectiveness Date shall not otherwise relieve the Company of its obligations to file or effect the Registration Statement as set forth in this Section 5. “Registrable Securities” shall mean, as of any date of determination, the Subscribed Shares and any other equity security issued or issuable with respect to the Subscribed Shares by way of share split, dividend, distribution, recapitalization, merger, exchange, replacement or similar event, provided, however, that such securities shall cease to be Registrable Securities at the earliest of (A) three (3) years from the issuance of the Subscribed Shares, (B) the date all Subscribed Shares held by a Holder may be sold by such Holder without volume or manner of sale limitations pursuant to Rule 144 and without the requirement for the Company to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable), (C) the date on which such securities have actually been sold by a Holder, or (D) when such securities shall have ceased to be outstanding. “Holder” shall mean Subscriber or any affiliate of Subscriber to which the rights under this Section 5 shall have been assigned.
b.   In the case of the registration, qualification, exemption or compliance effected by the Company pursuant to this Subscription Agreement, the Company shall, upon reasonable request, inform Subscriber as to the status of such registration, qualification, exemption and compliance. At its expense, the Company shall:
(i)   except for such times as the Company has suspended the use of the prospectus forming part of a Registration Statement in accordance with this Subscription Agreement, use its commercially reasonable efforts to keep such registration, and any qualification, exemption or compliance under state securities laws which the Company determines to obtain, continuously effective with respect to Subscriber, and to keep the applicable Registration Statement or any subsequent shelf registration statement free of any material misstatements or omissions for the Registration Period;
(ii)   use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable;
(iii)   upon the occurrence of any event contemplated above, except for such times as the Company is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, the Company shall use its commercially reasonable efforts to prepare as soon as reasonably practicable a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Subscribed Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;
(iv)   use its commercially reasonable efforts to cause all Subscribed Shares to be listed on each securities exchange or market, if any, on which the shares of Common Stock have been listed; and
(v)   use its commercially reasonable efforts to file all reports and other materials, and provide all customary and reasonable cooperation, necessary to enable Subscriber to resell the Subscribed Shares pursuant to the Registration Statement or Rule 144 of the Securities Act, as applicable.
c.   In the case of the registration effected by the Company pursuant to this Subscription Agreement, the Company shall, upon reasonable request, inform Subscriber as to the status of such registration. Subscriber shall not be entitled to use the Registration Statement for an underwritten offering of Subscribed Shares. Notwithstanding anything to the contrary contained herein, the Company may delay or postpone filing of such Registration Statement, and from time to time require Subscriber not to sell under the Registration Statement or suspend the use or effectiveness of any such Registration Statement if it determines that in order for the registration statement to not contain a material misstatement or omission, an amendment thereto would be needed, or if such filing or use could materially affect a bona fide business or financing transaction of the Company or would require premature disclosure of information that could materially adversely affect the Company (each such circumstance, a “Suspension Event”); provided, that, (i) the Company shall not so delay filing or so suspend the use of the Registration Statement for a period of more than sixty (60) consecutive days or more than two (2) times in any three hundred and sixty (360) day period and (ii) the Company shall use commercially reasonable efforts to make such registration statement available for the sale by Subscriber of such securities as soon as practicable thereafter. Upon receipt of any written notice from the Company (which notice shall not contain any material non-public information regarding the Company) of the happening of any Suspension Event during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, Subscriber agrees that (i) it will immediately discontinue offers and sales of the Subscribed Shares under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until Subscriber receives copies of a supplemental or amended prospectus (which the Company agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Company that it may resume such offers and sales, and (ii) it will maintain the confidentiality of any information included in such written notice delivered by the Company unless otherwise required by law or subpoena. If so directed by the Company, Subscriber will deliver to the Company or, in Subscriber’s sole discretion destroy, all copies of the prospectus covering the Subscribed Shares in Subscriber’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Subscribed Shares shall not apply (i) to the extent Subscriber is required to retain a copy of such prospectus (a) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (b) in accordance with a bona fide pre-existing document retention policy or (ii) to copies stored electronically on archival servers as a result of automatic data back-up.
d.   For purposes of this Section 5, “Subscribed Shares” shall mean, as of any date of determination, the Subscribed Shares purchased by Subscriber pursuant to this Subscription Agreement and any other equity security issued or issuable with respect to the Subscribed Shares by way of share split, dividend, distribution, recapitalization, merger, exchange, replacement or similar event, including any equity securities received with respect to the Subscribed Shares pursuant to the Transaction.
e.   The Company shall, notwithstanding any termination of this Subscription Agreement, indemnify, defend and hold harmless Subscriber (to the extent a seller under the Registration Statement), the officers, directors, agents, partners, members, managers, stockholders, affiliates, employees and investment advisers of Subscriber, each person who controls Subscriber (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, partners, members, managers, stockholders, agents, affiliates, employees and investment advisers of each such controlling person, to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including reasonable attorneys’ fees) and expenses (collectively, “Losses”), as incurred, that arise out of or are based upon (i) any untrue or alleged untrue statement of a material fact contained (or incorporated by reference) in the Registration Statement, any prospectus included in the Registration Statement or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, except to the extent that such untrue statements, alleged untrue statements, omissions or alleged omissions are based upon information regarding Subscriber furnished in writing to the Company by Subscriber expressly for use therein or (ii) any violation or alleged violation by the Company of the Securities Act, Exchange Act or any state securities law or any rule or regulation thereunder, in connection with the performance of its obligations under this Section 5. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of an indemnified party and shall survive the transfer of the Subscribed Shares by Subscriber. Notwithstanding the forgoing, the Company’s indemnification obligations shall not apply to amounts paid in settlement of any Losses or action if such settlement is effected without the prior written consent of the Company (which consent shall not be unreasonably withheld or delayed).
f.   Subscriber shall, severally and not jointly with any Other Subscriber, indemnify and hold harmless the Company, its directors, officers, agents and employees, each person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, agents or employees of such controlling persons, to the fullest extent permitted by applicable law, from and against all Losses, as incurred, arising out of or are based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement, any prospectus included in the Registration Statement, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statements or omissions are based upon information regarding Subscriber furnished in writing to the Company by Subscriber expressly for use therein. In no event shall the liability of Subscriber be greater in amount than the dollar amount of the net proceeds received by Subscriber upon the sale of the Subscribed Shares giving rise to such indemnification obligation. Notwithstanding the forgoing, Subscriber’s indemnification obligations shall not apply to amounts paid in settlement of any Losses or action if such settlement is effected without the prior written consent of Subscriber (which consent shall not be unreasonably withheld or delayed).
6.   Termination.   This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of (a) such date and time as the Merger Agreement is terminated in accordance with its terms, (b) upon the mutual written agreement of the Company, Hillman and the Subscriber to terminate this Subscription Agreement, (c) if, on the Closing Date of the Transaction, any of the conditions to Closing set forth in Section 2 of this Subscription Agreement have not been satisfied as of the time required hereunder to be so satisfied or waived by the party entitled to grant such waiver and, as a result thereof, the transactions contemplated by this Subscription Agreement are not consummated, or (d) July 24, 2021 (the “Outside Date”); provided, that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover reasonable and documented out-of-pocket losses, liabilities or damages arising from such breach. The Company shall promptly (and, in any event, within two (2) Business Days) notify Subscriber of the termination of the Merger Agreement promptly after the termination thereof.
7.   Trust Account Waiver.   Subscriber hereby acknowledges that the Company has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of the Company’s public stockholders and certain other parties (including the underwriters of the IPO). For and in consideration of the Company entering into this Subscription Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Subscriber hereby (i) agrees that it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any assets held in the Trust Account, and shall not make any claim against the Trust Account, regardless of whether such claim arises as a result of, in connection with or relating in any way to this Subscription Agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Released Claims”), (ii) irrevocably waives any Released Claims that it may have against the Trust Account now or in the future as a result of, or arising out of, any negotiations, contracts or agreements with the Company, and (iii) will not seek recourse against the Trust Account for any reason whatsoever; provided however, that nothing in this Section 7 (x) shall serve to limit or prohibit the Subscriber’s right to pursue a claim against Company for legal relief against assets held outside the Trust Account, for specific performance or other equitable relief, (y) shall serve to limit or prohibit any claims that the Subscriber may have in the future against Company’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds) or (z) shall be deemed to limit any Subscriber’s right to distributions from the Trust Account in accordance with the Company’s amended and restated certificate of incorporation in respect of Common Stock of the Company acquired by any means other than pursuant to this Subscription Agreement.
8.   Miscellaneous.
a.   All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (i) when delivered personally to the recipient, (ii) when sent, if sent by electronic mail, during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next Business Day, (iii) one Business Day after being sent to the recipient by reputable overnight courier service (charges prepaid), or (iv) four (4) Business Days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and, in each case, addressed to the intended recipient at its address specified on the signature page hereof or to such electronic mail address or address as subsequently modified by written notice given in accordance with this Section 8.a. A courtesy electronic copy of any notice sent by methods (i), (iii), or (iv) above shall also be sent to the recipient via electronic mail if provided in the applicable signature page hereof or to an electronic mail address as subsequently modified by written notice given in accordance with this Section 8.a.
b.   Subscriber acknowledges that the Company, Hillman and others will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement. Prior to the Closing, Subscriber agrees to promptly notify the Company and Hillman if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of Subscriber set forth herein are no longer accurate in all material respects. The Company acknowledges that Subscriber and others will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement. Prior to the Closing, the Company agrees to promptly notify Subscriber if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of the Company set forth herein are no longer accurate in all material respects.
c.   Each of the Company, Hillman, the Placement Agents and Subscriber is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.
d.   Each party shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated herein.
e.   Neither this Subscription Agreement nor any rights that may accrue to Subscriber hereunder (other than the Subscribed Shares acquired hereunder, if any and Subscriber’s rights under Section 5 hereof) may be transferred or assigned. Neither this Subscription Agreement nor any rights that may accrue to the Company hereunder may be transferred or assigned (provided, that, for the avoidance of doubt, the Company may transfer the Subscription Agreement and its rights hereunder solely in connection with the consummation of the Transaction and exclusively to another entity under the control of, or under common control with, the Company). Notwithstanding the foregoing, Subscriber may assign its rights and obligations under this Subscription Agreement to one or more of its affiliates (including other investment funds or accounts managed or advised by the investment manager who acts on behalf of the Subscriber) or, with the Company’s prior written consent, to another person, provided that no such assignment shall relieve Subscriber of its obligations hereunder if any such assignee fails to perform such obligations, unless the Company has given its prior written consent to such relief.
f.   All the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing.
g.   The Company may request from Subscriber such additional information as the Company may reasonably deem necessary to evaluate the eligibility of Subscriber to acquire the Subscribed Shares and to register the Subscribed Shares for resale, and Subscriber shall promptly provide such information as may be reasonably requested, to the extent readily available and to the extent consistent with its internal policies and procedures; provided, that the Company agrees to keep any such information provided by Subscriber confidential, except to the extent required to be included in the Registration Statement. Subscriber acknowledges that the Company may file a copy of the form of this Subscription Agreement with the Commission as an exhibit to a periodic report or a registration statement of the Company.
h.   This Subscription Agreement may not be amended, modified, waived or terminated (other than pursuant to the terms of Section 6 above) except by an instrument in writing, signed by each of the parties hereto; provided, that no amendment, modification, waiver or termination (other than pursuant to the terms of Section 6 above) of the provisions of this Subscription Agreement shall be effective without the prior written consent of Hillman (other than amendments, modifications or waivers that are solely ministerial in nature or otherwise immaterial and do not affect any economic or any other material term of this Subscription Agreement).
i.   This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof. Except as set forth in Section 8.m, this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto and their respective permitted successors and assigns.
j.   Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.
k.   If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.
l.   Paragraph titles are for descriptive purposes only and shall not control or alter the meaning of this Subscription Agreement as set forth in the text. For purposes of this Subscription Agreement, wherever the words “include,” “includes,” or “including” are used in this Subscription Agreement, they shall be deemed to be followed by the words “without limitation.”
m.   This Subscription Agreement may be executed and delivered in one or more counterparts (including by facsimile or electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.
n.   This Subscription Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other person; provided, however, that (i) Hillman shall be an intended third party beneficiary of Section 2.c, Section 2.d, Section 6, Section 8.b, Section 8.c, Section 8.h, this Section 8.n and the last sentence of Section 8.o hereof, (ii) the Placement Agents may rely on the representations, warranties, agreements and covenants of the Company contained in this Subscription Agreement and may rely on the representations and warranties of the respective Subscribers contained in this Subscription Agreement as if such representations, warranties, agreements, and covenants, as applicable, were made directly to the Placement Agent and (iii) the beneficiaries of the indemnity provisions set forth in Section 5.b and Section 5.c shall be intended third party beneficiaries of such Sections.
o.   The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise. The parties hereto acknowledge and agree that Hillman shall be entitled to seek to specifically enforce Subscriber’s obligations to fund the Purchase Price and the provisions of this Subscription Agreement of which Hillman is an intended third party beneficiary, in each case, on the terms and subject to the conditions set forth herein.
p.   This Subscription Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the principles of conflicts of laws that would otherwise require the application of the law of any other state.
q.   EACH PARTY AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY HEREBY WAIVES ITS RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OR RELATED TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY OR ANY AFFILIATE OF ANY OTHER SUCH PARTY, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS OR OTHERWISE. THE PARTIES AGREE THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS SUBSCRIPTION AGREEMENT OR ANY PROVISION HEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT.

r.   The parties agree that all disputes, legal actions, suits and proceedings arising out of or relating to this Subscription Agreement must be brought exclusively in the Court of Chancery of the state of Delaware and any state appellate court therefrom within the state of Delaware (or, if the Court of Chancery of the state of Delaware declines to accept jurisdiction over a particular matter, any federal court within the state of Delaware or, in the event each federal court within the state of Delaware declines to accept jurisdiction over a particular matter, any state court within the state of Delaware) (collectively the “Designated Courts”). Each party hereby consents and submits to the exclusive jurisdiction of the Designated Courts. No legal action, suit or proceeding with respect to this Subscription Agreement may be brought in any other forum. Each party hereby irrevocably waives all claims of immunity from jurisdiction and any objection which such party may now or hereafter have to the laying of venue of any suit, action or proceeding in any Designated Court, including any right to object on the basis that any dispute, action, suit or proceeding brought in the Designated Courts has been brought in an improper or inconvenient forum or venue. Each of the parties also agrees that delivery of any process, summons, notice or document to a party hereof in compliance with Section 8.a of this Subscription Agreement shall be effective service of process for any action, suit or proceeding in a Designated Court with respect to any matters to which the parties have submitted to jurisdiction as set forth above.
s.   This Subscription Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Subscription Agreement, or the negotiation, execution or performance of this Subscription Agreement, may only be brought against the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. No past, present or future director, officer, employee, incorporator, manager, member, partner, stockholder, direct or indirect equityholder, affiliate, agent, attorney or other representative of the Company, Hillman, any Placement Agent or the Subscriber or of any affiliate or family member of any of the foregoing, or any of their successors or permitted assigns, shall have any liability for any obligations or liabilities of any party hereto under this Subscription Agreement or otherwise arising out of or relating to this Subscription Agreement or any Other Subscription Agreements, the negotiation hereof or thereof or its subject matter, or for any claim, action, suit or other legal proceeding based on, in respect of or by reason of the transactions contemplated hereby or thereby.
t.   The Company shall, by 9:00 a.m., New York City time, on the first (1st) Business Day immediately following the date of this Subscription Agreement, issue one or more press releases or file with the Commission a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing all material terms of the transactions contemplated hereby (and by the Other Subscription Agreements), the Transaction and any other material, nonpublic information that the Company has provided to Subscriber at any time prior to the filing of the Disclosure Document. From and after the issuance of the Disclosure Document, to the Company’s actual knowledge, Subscriber shall not be in possession of any material, non-public information received from the Company or any of its officers, directors or employees or the Placement Agents and Subscriber shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral with Company, the Placement Agents, or any of their affiliates in connection with the Transactions. Notwithstanding the foregoing, the Company shall not publicly disclose the name of Subscriber or any affiliate or investment adviser of Subscriber, or include the name of Subscriber or any affiliate or investment adviser of Subscriber in any press release or in any filing with the Commission or any regulatory agency or trading market, without the prior written consent (including by e-mail) of Subscriber, except as required by the federal securities laws, rules or regulations and to the extent such disclosure is required by other laws, rules or regulations, at the request of the staff of the Commission or regulatory agency or under Nasdaq Stock Market regulations, in which case the Company shall provide Subscriber with prior written notice (including by e-mail) of such permitted disclosure, and shall reasonably consult with Subscriber regarding such disclosure.
u.   The obligations of Subscriber under this Subscription Agreement are several and not joint with the obligations of any Other Subscriber or any other investor under the Other Subscription Agreements, and Subscriber shall not be responsible in any way for the performance of the obligations of any Other Subscriber under this Subscription Agreement or any other investor under the Other

Subscription Agreements. The decision of Subscriber to purchase Subscribed Shares pursuant to this Subscription Agreement has been made by Subscriber independently of any Other Subscriber or any other investor and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Company, Hillman or any of their respective subsidiaries which may have been made or given by any Other Subscriber or investor or by any agent or employee of any Other Subscriber or investor, and neither Subscriber nor any of its agents or employees shall have any liability to any Other Subscriber or investor (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein or in any Other Subscription Agreement, and no action taken by Subscriber or investor pursuant hereto or thereto, shall be deemed to constitute the Subscriber and other investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Subscriber and other investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Subscription Agreement and the Other Subscription Agreements. Subscriber acknowledges that no Other Subscriber has acted as agent for the Subscriber in connection with making its investment hereunder and no Other Subscriber will be acting as agent of the Subscriber in connection with monitoring its investment in the Subscribed Shares or enforcing its rights under this Subscription Agreement. Subscriber shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Subscription Agreement, and it shall not be necessary for any Other Subscriber or investor to be joined as an additional party in any proceeding for such purpose.
[Signature pages follow.]

IN WITNESS WHEREOF, each of the Company and Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date first set forth above.
LANDCADIA HOLDINGS III, INC.
By: Name: Title:
Address for Notices:
1510 West Loop South Houston, Texas 77027

SUBSCRIBER:
Print Name:
By: Name: Title:
Address for Notices:

Name in which shares are to be registered:
Number of Subscribed Shares subscribed for:
Price Per Subscribed Share:		$10.00
Aggregate Purchase Price:	$
You must pay the Purchase Price by wire transfer of United States dollars in immediately available funds to the account of the Company specified by the Company in the Closing Notice.

ANNEX A
ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER
This Annex A should be completed and signed by Subscriber
and constitutes a part of the Subscription Agreement.
A.
QUALIFIED INSTITUTIONAL BUYER STATUS (Please check the box, if applicable)

☐
Subscriber is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act).

** OR **
B.
ACCREDITED INVESTOR STATUS (Please check the box)

☐
Subscriber is an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) and has marked and initialed the appropriate box below indicating the provision under which it qualifies as an “accredited investor.”

** AND **
C.
AFFILIATE STATUS
(Please check the applicable box)

SUBSCRIBER:
☐
is:

☐
is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of the Company or acting on behalf of an affiliate of the Company.
Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Subscriber has indicated, by marking and initialing the appropriate box(es) below, the provision(s) below which apply to Subscriber and under which Subscriber accordingly qualifies as an institutional “accredited investor.”
☐
Any bank, registered broker or dealer, insurance company, registered investment company, business development company, small business investment company, private business development company, or rural business investment company;

☐
Any investment adviser registered pursuant to section 203 of the Investment Advisers Act or registered pursuant to the laws of a state;

☐
Any investment adviser relying on the exemption from registering with the Commission under section 203(l) or (m) of the Investment Advisers Act;

☐
Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐
Any employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 (“ERISA”), if (i) the investment decision is made by a plan fiduciary, as defined in section 3(21) of ERISA, which is either a bank, a savings and loan association, an insurance company, or a registered investment adviser, (ii) the employee benefit plan has total assets in excess of $5,000,000 or, (iii) such plan is a self-directed plan, with investment decisions made solely by persons that are “accredited investors”;

☐
Any (i) corporation, limited liability company or partnership, (ii) Massachusetts or similar business trust, or (iii) organization described in section 501(c)(3) of the Internal Revenue Code, in each case that was not formed for the specific purpose of acquiring the securities offered and that has total assets in excess of $5,000,000;
☐
Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Section 230.506(b)(2)(ii) of Regulation D under the Securities Act;

☐
Any entity, other than an entity described in the categories of “accredited investors” above, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐
Any “family office,” as defined under the Investment Advisers Act that satisfies all of the following conditions: (i) with assets under management in excess of $5,000,000, (ii) that is not formed for the specific purpose of acquiring the securities offered, and (iii) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐
Any “family client,” as defined under the Investment Advisers Act, of a family office meeting the requirements in the previous paragraph and whose prospective investment in the issuer is directed by such family office pursuant to the previous paragraph; or

☐
Any entity in which all of the equity owners are “accredited investors”.

[Specify which tests:                 ]
Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;
Any natural person whose individual net worth, or joint net worth with that person’s spouse or spousal equivalent, exceeds $1,000,000. For purposes of calculating a natural person’s net worth: (a) the person’s primary residence shall not be included as an asset; (b) indebtedness that is secured by the person’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (c) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;
Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse or spousal equivalent in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;
Any natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the Commission has designated as qualifying an individual for accredited investor status; or
Any natural person who is a “knowledgeable employee,” as defined in the Investment Company Act, of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in section 3 of such act, but for the exclusion provided by either section 3(c)(1) or section 3(c)(7) of such act.
SUBSCRIBER: Print Name:
By:
Name:
Title:

Annex F
HILLMAN SOLUTIONS CORP.
2021 EQUITY INCENTIVE PLAN
1.
DEFINED TERMS

Exhibit A, which is incorporated by reference, defines certain terms used in the Plan and includes certain operational rules related to those terms.
2.
PURPOSE; EFFECTIVE DATE

The Plan has been established to advance the interests of the Company by providing for the grant to Participants of Stock and Stock-based Awards. The Plan was adopted by the Board of Directors of the Company on [date]1, 2021. The Plan shall become and is effective as of the Effective Date.
3.
ADMINISTRATION

The Plan will be administered by the Administrator. The Administrator has discretionary authority, subject only to the express provisions of the Plan, to administer and interpret the Plan and any Awards; to determine eligibility for and grant Awards; to determine the exercise price, base value from which appreciation is measured, or purchase price, if any, applicable to any Award, to determine, modify, accelerate or waive the terms and conditions of any Award; to determine the form of settlement of Awards (whether in cash, shares of Stock, other Awards or other property); to prescribe forms, rules and procedures relating to the Plan and Awards; and to otherwise do all things necessary or desirable to carry out the purposes of the Plan or any Award. Determinations of the Administrator made with respect to the Plan or any Award are conclusive and bind all persons.
4.
LIMITS ON AWARDS UNDER THE PLAN

(a)   Number of Shares.    Subject to adjustment as provided in Section 7(b), the maximum number of shares of Stock that may be delivered in satisfaction of Awards under the Plan as of the Effective Date is (i) 7,150,814 shares, plus (ii) the number of shares of Stock underlying awards under the Prior Plan that on or after the Effective Date expire or become unexercisable, or are forfeited, cancelled or otherwise terminated, in each case, without delivery of shares or cash therefor, and would have become available again for grant under the Prior Plan in accordance with its terms (in the case of this subclause (ii), not to exceed 14,523,510 shares of Stock in the aggregate) (the “Share Pool”). Up to the total number of shares of Stock in the Share Pool described above may be delivered in satisfaction of ISOs, but nothing in this Section 4(a) will be construed as requiring that any, or any fixed number of, ISOs be awarded under the Plan. For purposes of this Section 4(a), the number of shares of Stock delivered in satisfaction of Awards will be determined (i) by reducing the Share Pool by the number of shares of Stock withheld by the Company in payment of the exercise price or purchase price of an Award or in satisfaction of tax withholding requirements with respect to an Award, (ii) by reducing the Share Pool by the full number of shares covered by a SAR any portion of which is settled in Stock (and not only the number of shares of Stock delivered in settlement of a SAR), and (iii) by increasing the Share Pool by any shares of Stock underlying any portion of an Award that is settled in cash or that expires, becomes unexercisable, terminates or is forfeited to or repurchased by the Company without the issuance of Stock (or retention, in the case of Restricted Stock or Unrestricted Stock). For the avoidance of doubt, the Share Pool will not be increased by any shares of Stock delivered under the Plan that are subsequently repurchased using proceeds directly attributable to Stock Option exercises. The limits set forth in this Section 4(a) will be construed to comply with any applicable requirements of Section 422.
(b)   Substitute Awards.   The Administrator may grant Substitute Awards under the Plan. To the extent consistent with the requirements of Section 422 and the regulations thereunder and other applicable legal requirements (including applicable stock exchange requirements), shares of Stock delivered in respect of Substitute Awards will be in addition to and will not reduce the Share Pool. Notwithstanding the foregoing or anything in Section 4(a) to the contrary, if any Substitute Award is

1
To be the date of the Board's adoption of the Plan.

F-1

settled in cash or expires, becomes unexercisable, terminates or is forfeited to or repurchased by the Company without the delivery (or retention, in the case of Restricted Stock or Unrestricted Stock) of Stock, the shares of Stock previously subject to such Award will not increase the Share Pool or otherwise be available for future issuance under the Plan. The Administrator will determine the extent to which the terms and conditions of the Plan apply to Substitute Awards, if at all, provided, however, that Substitute Awards will not be subject to the limit described in Section 4(d) below.
(c)   Type of Shares.   Stock delivered by the Company under the Plan may be authorized but unissued Stock, treasury Stock or previously issued Stock acquired by the Company. No fractional shares of Stock will be delivered under the Plan.
(d)   Director Limits.   The maximum aggregate value of all compensation granted or paid to any Director with respect to any calendar year, including Awards granted under the Plan and cash fees or other compensation paid by the Company to such Director outside of the Plan, in each case, for services as a Director during such calendar year, may not exceed $750,000 in the aggregate, calculating the value of any Awards based on the grant date fair value in accordance with the Accounting Rules and assuming maximum payout levels.
5.
ELIGIBILITY AND PARTICIPATION

The Administrator will select Participants from among Employees and Directors of, and consultants and advisors to, the Company and its subsidiaries. Eligibility for ISOs is limited to individuals described in the first sentence of this Section 5 who are employees of the Company or of a “parent corporation” or “subsidiary corporation” of the Company as those terms are defined in Section 424 of the Code. Eligibility for Stock Options, other than ISOs, and SARs is limited to individuals described in the first sentence of this Section 5 who are providing direct services on the date of grant of the Award to the Company or to a subsidiary of the Company that would be described in the first sentence of Section 1.409A-1(b)(5)(iii)(E) of the Treasury Regulations.
6.
RULES APPLICABLE TO AWARDS

(a)   All Awards.
(1)   Award Provisions.   The Administrator will determine the terms and conditions of all Awards, subject to the limitations provided herein. No term of an Award shall provide for automatic “reload” grants of additional Awards upon the exercise of an Option or SAR. By accepting (or, under such rules as the Administrator may prescribe, being deemed to have accepted) an Award, the Participant will be deemed to have agreed to the terms and conditions of the Award and the Plan. Notwithstanding any provision of the Plan to the contrary, Substitute Awards may contain terms and conditions that are inconsistent with the terms and conditions specified herein, as determined by the Administrator.
(2)   Term of Plan.   The Plan shall remain in effect, subject to the right of the Board or the Compensation Committee to amend or terminate the Plan at any time, until the earlier of (a) the earliest date as of which all Awards granted under the Plan have been satisfied in full or terminated and no shares of Stock approved for issuance under the Plan remain available to be granted under new Awards or (b) [date]2. No Awards may be made after such termination date, but previously granted Awards may remain in effect until such Awards have been satisfied or terminated in accordance with the Plan and the terms of such Awards.
(3)   Transferability.   Neither ISOs nor, except as the Administrator otherwise expressly provides in accordance with the third sentence of this Section 6(a)(3), other Awards may be transferred other than by will or by the laws of descent and distribution. During a Participant’s lifetime, ISOs and, except as the Administrator otherwise expressly provides in accordance with the third sentence of this Section 6(a)(3), SARs and NSOs may be exercised only by the Participant. The Administrator may permit the gratuitous transfer (i.e., transfer not for value) of Awards other

2
To be the 10-year anniversary of the date of the Board's adoption of the Plan.

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than ISOs, subject to applicable securities and other laws and such terms and conditions as the Administrator may determine.
(4)   Vesting; Exercisability.   The Administrator will determine the time or times at which an Award vests or becomes exercisable and the terms and conditions on which a Stock Option or SAR remains exercisable. Without limiting the foregoing, the Administrator may at any time accelerate the vesting and/or exercisability of an Award (or any portion thereof), regardless of any adverse or potentially adverse tax or other consequences resulting from such acceleration. Unless the Administrator expressly provides otherwise, however, the following rules will apply if a Participant’s Employment ceases:
(A)   Except as provided in (B) and (C) below, immediately upon the cessation of the Participant’s Employment each Stock Option and SAR (or portion thereof) that is then held by the Participant or by the Participant’s permitted transferees, if any, will cease to be exercisable and will terminate and each other Award that is then held by the Participant or by the Participant’s permitted transferees, if any, to the extent not then vested will be forfeited.
(B)   Subject to (C) and (D) below, each Stock Option and SAR (or portion thereof) held by the Participant or the Participant’s permitted transferees, if any, immediately prior to the cessation of the Participant’s Employment, to the extent then vested and exercisable, will remain exercisable for the lesser of (i) a period of three months following such cessation of Employment or (ii) the period ending on the latest date on which such Stock Option or SAR could have been exercised without regard to this Section 6(a)(4), and will thereupon immediately terminate.
(C)   Subject to (D) below, each Stock Option and SAR (or portion thereof) held by a Participant or the Participant’s permitted transferees, if any, immediately prior to the cessation of the Participant’s Employment due to death or by the Company due to Disability, to the extent then vested and exercisable, will remain exercisable for the lesser of (i) the one-year period ending on the first anniversary of such cessation of Employment or (ii) the period ending on the latest date on which such Stock Option or SAR could have been exercised without regard to this Section 6(a)(4), and will thereupon immediately terminate.
(D)   All Awards (whether or not vested or exercisable) held by a Participant or the Participant’s permitted transferees, if any, immediately prior to the cessation of the Participant’s Employment will immediately terminate upon such cessation of Employment if the termination is for Cause or occurs in circumstances that in the determination of the Administrator would have constituted grounds for the Participant’s Employment to be terminated for Cause (in each case, without regard to the lapsing of any required notice or cure periods in connection therewith).
(5)   Recovery of Compensation.   The Administrator may provide in any case that any outstanding Award (whether or not vested or exercisable), the proceeds from the exercise or disposition of any Award or Stock acquired under any Award, and any other amounts received in respect of any Award or Stock acquired under any Award will be subject to forfeiture and disgorgement to the Company, with interest and other related earnings, if the Participant to whom the Award was granted is not in compliance with any provision of the Plan or any applicable Award, or any non-competition, non-solicitation, no-hire, non-disparagement, confidentiality, invention assignment, or other restrictive covenant by which the Participant is bound. Each Award will be subject to any policy of the Company or any of its subsidiaries that relates to trading on non-public information and permitted transactions with respect to shares of Stock, including limitations on hedging and pledging. In addition, each Award will be subject to any policy of the Company or any of its Affiliates that provides for forfeiture, disgorgement, or clawback with respect to incentive compensation that includes Awards under the Plan and will be further subject to forfeiture and disgorgement to the extent required by law or applicable stock exchange listing standards, including, without limitation, Section 10D of the Exchange Act. Each Participant, by accepting or being deemed to have accepted an Award under the Plan, agrees (or will be deemed to have agreed) to the terms of this Section 6(a)(5) and any clawback, recoupment or similar policy

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of the Company or any of its subsidiaries and further agrees (or will be deemed to have further agreed) to cooperate fully with the Administrator, and to cause any and all permitted transferees of the Participant to cooperate fully with the Administrator, to effectuate any forfeiture or disgorgement described in this Section 6(a)(5). Neither the Administrator nor the Company nor any other person, other than the Participant and the Participant’s permitted transferees, if any, will be responsible for any adverse tax or other consequences to a Participant or the Participant’s permitted transferees, if any, that may arise in connection with this Section 6(a)(5).
(6)   Taxes.   The grant of an Award and the issuance, delivery, vesting and retention of Stock, cash or other property under an Award are conditioned upon the full satisfaction by the Participant of all tax and other withholding requirements with respect to the Award. The Administrator will prescribe rules for the withholding of taxes and other amounts with respect to any Award as it deems necessary. Without limitation to the foregoing, the Company or any parent or subsidiary of the Company will have the authority and the right to deduct or withhold (by any means set forth herein or in an Award agreement), or require a Participant to remit to the Company or a parent or subsidiary of the Company, an amount sufficient to satisfy all U.S. and non-U.S. federal, state and local income tax, social insurance, payroll tax, fringe benefits tax, payment on account or other tax-related items related to participation in the Plan and any Award hereunder and legally applicable to the Participant and required by law to be withheld (including, any amount deemed by the Company, in its discretion, to be an appropriate charge to the Participant even if legally applicable to the Company or any parent or subsidiary of the Company). The Administrator, in its sole discretion, may hold back shares of Stock from an Award or permit a Participant to tender previously-owned shares of Stock in satisfaction of tax or other withholding requirements (but not in excess of the maximum withholding amount consistent with the Award being subject to equity accounting treatment under the Accounting Rules). Any amounts withheld pursuant to this Section 6(a)(6) will be treated as though such amounts had been made directly to the Participant. In addition, the Company may, to the extent permitted by law, deduct any such tax and other withholding amounts from any payment of any kind otherwise due to a Participant from the Company or any parent or subsidiary of the Company.
(7)   Dividend Equivalents.   The Administrator may provide for the payment of amounts (on terms and subject to such restrictions and conditions established by the Administrator) in lieu of cash dividends or other cash distributions with respect to Stock subject to an Award whether or not the holder of such Award is otherwise entitled to share in the actual dividend or distribution in respect of such Award; provided, however, that (a) dividends or dividend equivalents relating to an Award that, at the dividend payment date, remains subject to a risk of forfeiture (whether service-based or performance-based) shall be subject to the same risk of forfeiture as applies to the underlying Award and (b) no dividends or dividend equivalents shall be payable with respect to Stock Options or SARs. Any entitlement to dividend equivalents or similar entitlements will be established and administered either consistent with an exemption from, or in compliance with, the applicable requirements of Section 409A.
(8)   Rights Limited.   Nothing in the Plan or any Award will be construed as giving any person the right to be granted an Award or to continued employment or service with the Company or any of its subsidiaries, or any rights as a stockholder except as to shares of Stock actually delivered under the Plan. The loss of existing or potential profit in any Award will not constitute an element of damages in the event of a termination of a Participant’s Employment for any reason, even if the termination is in violation of an obligation of the Company or any of its subsidiaries to the Participant.
(9)   Coordination with Other Plans.   Shares of Stock and/or Awards under the Plan may be granted in tandem with, or in satisfaction of or substitution for, other Awards under the Plan or awards made under other compensatory plans or programs of the Company or any of its subsidiaries. For example, but without limiting the generality of the foregoing, awards under other compensatory plans or programs of the Company or any of its subsidiaries may be settled in Stock (including, without limitation, Unrestricted Stock) under the Plan if the Administrator so determines, in which case the shares delivered will be treated as awarded under the Plan (and will reduce the Share Pool).

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(10)   Section 409A.
(A)   Without limiting the generality of Section 11(b) hereof, each Award will contain such terms as the Administrator determines and will be construed and administered such that the Award either qualifies for an exemption from the requirements of Section 409A or satisfies such requirements.
(B)   Notwithstanding anything to the contrary in the Plan or any Award agreement, the Administrator may unilaterally amend, modify or terminate the Plan or any outstanding Award, including but not limited to changing the form of the Award, if the Administrator determines that such amendment, modification or termination is necessary or desirable to avoid the imposition of an additional tax, interest or penalty under Section 409A.
(C)   If a Participant is determined on the date of the Participant’s termination of Employment to be a “specified employee” within the meaning of that term under Section 409A(a)(2)(B) of the Code, then, with regard to any payment that is considered nonqualified deferred compensation under Section 409A, to the extent applicable, payable on account of a “separation from service”, such payment will be made or provided on the date that is the earlier of (i) the first business day following the expiration of the six-month period measured from the date of such “separation from service” and (ii) the date of the Participant’s death (the “Delay Period”). Upon the expiration of the Delay Period, all payments delayed pursuant to this Section 6(a)(10)(C) (whether they would have otherwise been payable in a single lump sum or in installments in the absence of such delay) will be paid, without interest, on the first business day following the expiration of the Delay Period in a lump sum and any remaining payments due under the Award will be paid in accordance with the normal payment dates specified for them in the applicable Award agreement.
(D)   For purposes of Section 409A, each payment made under the Plan or any Award will be treated as a separate payment.
(E)   With regard to any payment considered to be nonqualified deferred compensation under Section 409A, to the extent applicable, that is payable upon a change in control of the Company or other similar event, to the extent required to avoid the imposition of an additional tax, interest or penalty under Section 409A, no amount will be payable unless such change in control constitutes a “change in control event” within the meaning of Section 1.409A-3(i)(5) of the Treasury Regulations.
(b)   Stock Options and SARs.
(1)   Time and Manner of Exercise.   Unless the Administrator expressly provides otherwise, no Stock Option or SAR will be deemed to have been exercised until the Administrator receives a notice of exercise in a form acceptable to the Administrator that is signed by the appropriate person and accompanied by any payment required under the Award. The Administrator may limit or restrict the exercisability of any Stock Option or SAR in its discretion, including in connection with any Covered Transaction. Any attempt to exercise a Stock Option or SAR by any person other than the Participant will not be given effect unless the Administrator has received such evidence as it may require that the person exercising the Award has the right to do so.
(2)   Exercise Price.   The exercise price (or the base value from which appreciation is to be measured) per share of each Award requiring exercise must be no less than 100% (in the case of an ISO granted to a 10-percent stockholder within the meaning of Section 422(b)(6) of the Code, 110%) of the Fair Market Value of a share of Stock, determined as of the date of grant of the Award, or such higher amount as the Administrator may determine in connection with the grant.
(3)   Payment of Exercise Price.   Where the exercise of an Award (or portion thereof) is to be accompanied by a payment, payment of the exercise price must be made by cash or check acceptable to the Administrator or, if so permitted by the Administrator and if legally permissible, (i) through the delivery of previously acquired unrestricted shares of Stock, or the withholding of unrestricted shares of Stock otherwise deliverable upon exercise, in either case that have a Fair

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Market Value equal to the exercise price; (ii) through a broker-assisted cashless exercise program acceptable to the Administrator; (iii) by other means acceptable to the Administrator; or (iv) by any combination of the foregoing permissible forms of payment. The delivery of previously acquired shares in payment of the exercise price under clause (i) above may be accomplished either by actual delivery or by constructive delivery through attestation of ownership, subject to such rules as the Administrator may prescribe.
(4)   Maximum Term.   The maximum term of Stock Options and SARs must not exceed 10 years from the date of grant (or five years from the date of grant in the case of an ISO granted to a 10-percent stockholder described in Section 6(b)(2) above).
(5)   No Repricing.   Except in connection with a corporate transaction involving the Company (which term includes, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination or exchange of shares) or as otherwise contemplated by Section 7 below, the Company may not, without obtaining stockholder approval, (A) amend the terms of outstanding Stock Options or SARs to reduce the exercise price or base value of such Stock Options or SARs, (B) cancel outstanding Stock Options or SARs in exchange for Stock Options or SARs that have an exercise price or base value that is less than the exercise price or base value of the original Stock Options or SARs, or (C) cancel outstanding Stock Options or SARs that have an exercise price or base value greater than the Fair Market Value of a share of Stock on the date of such cancellation in exchange for cash or other consideration.
7.
EFFECT OF CERTAIN TRANSACTIONS

(a)   Mergers, etc.   Except as otherwise expressly provided in an Award agreement or other agreement or by the Administrator, the following provisions will apply in the event of a Covered Transaction:
(1)   Assumption or Substitution.   If the Covered Transaction is one in which there is an acquiring or surviving entity, the Administrator may provide for (A) the assumption or continuation of some or all outstanding Awards or any portion thereof or (B) the grant of new awards in substitution therefor by the acquiror or survivor or an affiliate of the acquiror or survivor.
(2)   Cash-Out of Awards.   Subject to Section 7(a)(5) below, the Administrator may provide for payment (a “cash-out”), with respect to some or all Awards or any portion thereof (including only the vested portion thereof, with the unvested portion terminating as provided in subsection 7(a)(4) below), equal in the case of each applicable Award or portion thereof to the excess, if any, of (A) the Fair Market Value of one share of Stock multiplied by the number of shares of Stock subject to the Award or such portion, minus (B) the aggregate exercise or purchase price, if any, of such Award or such portion thereof (or, in the case of a SAR, the aggregate base value above which appreciation is measured), in each case on such payment and other terms and subject to such conditions (which need not be the same as the terms and conditions applicable to holders of Stock generally), as the Administrator determines, including that any amounts paid in respect of such Award in connection with the Covered Transaction be placed in escrow or otherwise made subject to such restrictions as the Administrator deems appropriate. For the avoidance of doubt, if the per share exercise or purchase price (or base value) of an Award or portion thereof is equal to or greater than the Fair Market Value of one share of Stock, such Award or portion may be cancelled with no payment due hereunder or otherwise in respect thereof.
(3)   Acceleration of Certain Awards.   Subject to Section 7(a)(5) below, the Administrator may provide that any Award requiring exercise will become exercisable, in full or in part, and/or that the delivery of any shares of Stock remaining deliverable under any outstanding Award of Stock Units (including Restricted Stock Units and Performance Awards to the extent consisting of Stock Units) will be accelerated, in full or in part, in each case on a basis that gives the holder of the Award a reasonable opportunity, as determined by the Administrator, following the exercise of the Award or the delivery of the shares, as the case may be, to participate as a stockholder in the Covered Transaction.

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(4)   Termination of Awards upon Consummation of Covered Transaction.   Except as the Administrator may otherwise determine, each Award will automatically terminate (and in the case of outstanding shares of Restricted Stock, will automatically be forfeited) immediately upon the consummation of the Covered Transaction, other than (A) any Award that is assumed, continued or substituted for pursuant to Section 7(a)(1) above, and (B) any Award that by its terms, or as a result of action taken by the Administrator, continues following the Covered Transaction.
(5)   Additional Limitations.   Any share of Stock and any cash or other property or other award delivered pursuant to Section 7(a)(1), Section 7(a)(2) or Section 7(a)(3) above with respect to an Award may, in the discretion of the Administrator, contain such restrictions, if any, as the Administrator deems appropriate, including to reflect any performance or other vesting conditions to which the Award was subject and that did not lapse (and were not satisfied) in connection with the Covered Transaction. For purposes of the immediately preceding sentence, a cash-out under Section 7(a)(2) above or an acceleration under Section 7(a)(3) above will not, in and of itself, be treated as the lapsing (or satisfaction) of a performance or other vesting condition. In the case of Restricted Stock that does not vest and is not forfeited in connection with the Covered Transaction, the Administrator may require that any amounts delivered, exchanged or otherwise paid in respect of such Stock in connection with the Covered Transaction be placed in escrow or otherwise made subject to such restrictions as the Administrator deems appropriate to carry out the intent of the Plan.
(6)   Uniform Treatment.   For the avoidance of doubt, the Administrator need not treat Participants or Awards (or portions thereof) in a uniform manner, and may treat different Participants and/or Awards differently, in connection with a Covered Transaction.
(b)   Changes in and Distributions with Respect to Stock.
(1)   Basic Adjustment Provisions.   In the event of a stock dividend, stock split or combination of shares (including a reverse stock split), recapitalization or other change in the Company’s capital structure that constitutes an equity restructuring within the meaning of the Accounting Rules, the Administrator shall make appropriate adjustments to the Share Pool and to the limit described in Section 4(d), and shall make appropriate adjustments to the number and kind of shares of stock or securities underlying Awards then outstanding or subsequently granted, any exercise or purchase prices (or base values) relating to Awards and any other provision of Awards affected by such change.
(2)   Certain Other Adjustments.   The Administrator may also make adjustments of the type described in Section 7(b)(1) above to take into account distributions to stockholders other than those provided for in Sections 7(a) and 7(b)(1), or any other event, if the Administrator determines that adjustments are appropriate to avoid distortion in the operation of the Plan or any Award.
(3)   Continuing Application of Plan Terms.   References in the Plan to shares of Stock will be construed to include any stock or securities resulting from an adjustment pursuant to this Section 7.
8.
LEGAL CONDITIONS ON DELIVERY OF STOCK

The Company will not be obligated to deliver any shares of Stock pursuant to the Plan or to remove any restriction from shares of Stock previously delivered under the Plan until: (i) the Company is satisfied that all legal matters in connection with the issuance and delivery of such shares have been addressed and resolved; (ii) if the outstanding Stock is at the time of delivery listed on any stock exchange or national market system, the shares to be delivered have been listed or authorized to be listed on such exchange or system upon official notice of issuance; and (iii) all conditions of the Award have been satisfied or waived. The Company may require, as a condition to the exercise of an Award or the delivery of shares of Stock under an Award, such representations or agreements as counsel for the Company may consider appropriate to avoid violation of the Securities Act of 1933, as amended, or any applicable state or non-U.S. securities law. Any Stock delivered under the Plan will be evidenced in such manner as the Administrator determines appropriate, including book-entry registration or delivery of stock certificates. In the event that the Administrator determines that stock certificates will be issued in connection with Stock issued under the

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Plan, the Administrator may require that such certificates bear an appropriate legend reflecting any restriction on transfer applicable to such Stock, and the Company may hold the certificates pending the lapse of the applicable restrictions.
9.
AMENDMENT AND TERMINATION

The Administrator may at any time or times amend the Plan or any outstanding Award for any purpose which may at the time be permitted by applicable law, and may at any time terminate the Plan as to any future grants of Awards; provided, however, that except as otherwise expressly provided in the Plan or the applicable Award, the Administrator may not, without the Participant’s consent, alter the terms of an Award so as to affect materially and adversely the Participant’s rights under the Award, unless the Administrator expressly reserved the right to do so in the Plan or at the time the applicable Award was granted. Any amendments to the Plan will be conditioned upon stockholder approval only to the extent, if any, such approval is required by applicable law (including the Code) or stock exchange requirements, as determined by the Administrator. For the avoidance of doubt, without limiting the Administrator’s rights hereunder, no adjustment to any Award pursuant to the terms of Section 7 or Section 12 will be treated as an amendment requiring a Participant’s consent.
10.
OTHER COMPENSATION ARRANGEMENTS

The existence of the Plan or the grant of any Award will not affect the right of the Company or any of its subsidiaries to grant any person bonuses or other compensation in addition to Awards under the Plan.
11.
MISCELLANEOUS

(a)   Waiver of Jury Trial.   By accepting or being deemed to have accepted an Award under the Plan, each Participant waives (or will be deemed to have waived), to the maximum extent permitted under applicable law, any right to a trial by jury in any action, proceeding or counterclaim concerning any rights under the Plan or any Award, or under any amendment, waiver, consent, instrument, document or other agreement delivered or which in the future may be delivered in connection therewith, and agrees (or will be deemed to have agreed) that any such action, proceedings or counterclaim will be tried before a court and not before a jury. By accepting or being deemed to have accepted an Award under the Plan, each Participant certifies that no officer, representative, or attorney of the Company has represented, expressly or otherwise, that the Company would not, in the event of any action, proceeding or counterclaim, seek to enforce the foregoing waivers. Notwithstanding anything to the contrary in the Plan, nothing herein is to be construed as limiting the ability of the Company and a Participant to agree to submit any dispute arising under the terms of the Plan or any Award to binding arbitration or as limiting the ability of the Company to require any individual to agree to submit such disputes to binding arbitration as a condition of receiving an Award hereunder.
(b)   Limitation of Liability.   Notwithstanding anything to the contrary in the Plan or any Award, neither the Company, nor any of its subsidiaries, nor the Administrator, nor any person acting on behalf of the Company, any of its subsidiaries, or the Administrator, will be liable to any Participant, to any permitted transferee, to the estate or beneficiary of any Participant or any permitted transferee, or to any other person by reason of any acceleration of income, any additional tax, or any penalty, interest or other liability asserted by reason of the failure of an Award to satisfy the requirements of Section 422 or Section 409A or by reason of Section 4999 of the Code, or otherwise asserted with respect to any Award.
(c)   Unfunded Plan.   The Company’s obligations under the Plan are unfunded, and no Participant will have any right to specific assets of the Company in respect of any Award. Participants will be general unsecured creditors of the Company with respect to any amounts due or payable under the Plan.
12.
ESTABLISHMENT OF SUB-PLANS

The Administrator may at any time and from time to time (including before or after an Award is granted) establish, adopt, or revise any rules and regulations as it may deem necessary or advisable to administer the Plan for Participants based outside of the U.S. and/or subject to the laws of countries other than the U.S., including by establishing one or more sub-plans, supplements or appendices under the Plan or

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any Award agreement for the purpose of complying or facilitating compliance with non-U.S. laws or taking advantage of tax favorable treatment or for any other legal or administrative reason determined by the Administrator. Any such sub-plan, supplement or appendix may contain, in each case, (i) such limitations on the Administrator’s discretion under the Plan and (ii) such additional or different terms and conditions, as the Administrator deems necessary or desirable and will be deemed to be part of the Plan but will apply only to Participants within the group to which the sub-plan, supplement or appendix applies (as determined by the Administrator); provided, however, that no sub-plan, supplement or appendix, rule or regulation established pursuant to this provision shall increase Share Pool.
13.
GOVERNING LAW

(a)   Certain Requirements of Corporate Law.   Awards and shares of Stock will be granted, issued and administered consistent with the requirements of applicable Delaware law relating to the issuance of stock and the consideration to be received therefor, and with the applicable requirements of the stock exchanges or other trading systems on which the Stock is listed or entered for trading, in each case as determined by the Administrator.
(b)   Other Matters.   Except as otherwise provided by the express terms of an Award agreement, under a sub-plan described in Section 12 or as provided in Section 13(a) above, the domestic substantive laws of the State of Delaware govern the provisions of the Plan and of Awards under the Plan and all claims or disputes arising out of or based upon the Plan or any Award under the Plan or relating to the subject matter hereof or thereof without giving effect to any choice or conflict of laws provision or rule that would cause the application of the domestic substantive laws of any other jurisdiction.
(c)   Jurisdiction.   Subject to Section 11(a) and except as may be expressly set forth in an Award agreement, by accepting (or being deemed to have accepted) an Award, each Participant agrees or will be deemed to have agreed to (i) submit irrevocably and unconditionally to the jurisdiction of the federal and state courts located within the geographic boundaries of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon the Plan or any Award; (ii) not commence any suit, action or other proceeding arising out of or based upon the Plan or any Award, except in the federal and state courts located within the geographic boundaries of the United States District Court for the District of Delaware; and (iii) waive, and not assert, by way of motion as a defense or otherwise, in any such suit, action or proceeding, any claim that the Participant is not subject personally to the jurisdiction of the above-named courts that the Participant’s property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that the Plan or any Award or the subject matter thereof may not be enforced in or by such court.

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EXHIBIT A
Definition of Terms
The following terms, when used in the Plan, have the meanings and are subject to the provisions set forth below:
“Accounting Rules”: Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor provision.
“Administrator”: The Compensation Committee, except with respect to such matters that are not delegated to the Compensation Committee by the Board (whether pursuant to committee charter or otherwise). The Compensation Committee (or the Board, with respect to such matters over which it retains authority under the Plan or otherwise) may delegate (i) to one or more of its members (or one or more other members of the Board) such of its duties, powers and responsibilities as it may determine; (ii) to one or more officers of the Company the power to grant Awards to the extent permitted by Section 152 or 157(c) of the Delaware General Corporation Law; and (iii) to such Employees or other persons as it determines such ministerial tasks as it deems appropriate. For purposes of the Plan, the term “Administrator” will include the Board, the Compensation Committee, and the person or persons delegated authority under the Plan to the extent of such delegation, as applicable. With respect to any Award to which Section 16 of the Exchange Act applies, the Administrator shall consist of either the Board or a committee of the Board, which committee shall consist of two or more directors, each of whom is intended to be, to the extent required by Rule 16b-3 of the Exchange Act, a “non-employee director” as defined in Rule 16b-3 of the Exchange Act and an “independent director” to the extent required by the rules of the national securities exchange that is the principal trading market for the Stock; provided, that with respect to Awards made to a member of the Board who is not an employee of the Company, “Administrator” means the Board. Any member of the Administrator who does not meet the foregoing requirements shall abstain from any decision regarding an Award and shall not be considered a member of the Administrator to the extent required to comply with Rule 16b-3 of the Exchange Act
“Award”: Any or a combination of the following:
(i)
Stock Options.

(ii)
SARs.

(iii)
Restricted Stock.

(iv)
Unrestricted Stock.

(v)
Stock Units, including Restricted Stock Units.

(vi)
Performance Awards.

(vii)
Awards (other than Awards described in (i) through (vii) above) that are convertible into or otherwise based on Stock.

“Board”: The board of directors of the Company.
“Cause”: In the case of any Participant who is party to an employment agreement that contains a definition of “Cause,” the definition set forth in such agreement applies with respect to such Participant for purposes of the Plan for so long as such agreement is in effect. In every other case, “Cause” means, as determined by the Administrator, termination of a Participant’s employment or other service because of: (i) the Participant’s being charged with a felony (or similar crime in a foreign jurisdiction) or crime of dishonesty or moral turpitude, (ii) insubordination, gross negligence or willful misconduct in the performance of the Participant’s duties, (iii) illegal use of controlled substances during the performance of the Participant’s duties or that adversely affects the reputation or best interests of the Company or any of its subsidiaries, (iv) the Participant’s commission of fraud, embezzlement, misappropriation of funds, breach of fiduciary duty or a material act of dishonesty against the Company or any of its subsidiaries, (v) material breach by the Participant of any written employment, non-competition, non-solicitation, confidentiality or

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similar agreement with the Company or any of its subsidiaries, (vi) the Participant’s material noncompliance with Company policy or code of conduct, (vii) the Participant’s persistent neglect of duty or chronic unapproved absenteeism, (viii) the Participant’s willful and deliberate failure in the performance of the Participant’s duties in any material respect, in each case, as determined in good faith by the Compensation Committee in its sole discretion, or (ix) any other conduct by a Participant that could be expected to be harmful to the business, interests or reputation of the Company.
“Closing Date” means the date of the closing of the transactions contemplated by that certain Agreement and Plan of Merger, dated as of January 24, 2021, by and among Landcadia Holdings III, Inc. and the other parties thereto.
“Code”: The U.S. Internal Revenue Code of 1986, as from time to time amended and in effect, or any successor statute as from time to time in effect, including any applicable regulations and guidance thereunder.
“Company”: Hillman Solutions Corp.
“Compensation Committee”: The compensation committee of the Board.
“Covered Transaction”: Any of (i) a consolidation, merger or similar transaction or series of related transactions, including a sale or other disposition of stock, in which the Company is not the surviving corporation or which results in the acquisition of all or substantially all of the Company’s then outstanding common stock by a single person or entity or by a group of persons and/or entities acting in concert, (ii) a sale or transfer of all or substantially all the Company’s assets, or (iii) a dissolution or liquidation of the Company. Where a Covered Transaction involves a tender offer that is reasonably expected to be followed by a merger described in clause (i) (as determined by the Administrator), the Covered Transaction will be deemed to have occurred upon consummation of the tender offer.
“Director”: A member of the Board who is not an Employee.
“Disability”: In the case of any Participant who is party to an employment, change of control or severance-benefit agreement that contains a definition of “Disability” (or a corollary term), the definition set forth in such agreement applies with respect to such Participant for purposes of the Plan for so long as such agreement is in effect. In every other case, “Disability” means, as determined by the Administrator, absence from work due to a disability for a period in excess of 90 days in any 12-month period that would entitle the Participant to receive benefits under the Company’s long-term disability program as in effect from time to time (if the Participant were a participant in such program).
“Effective Date”: The later of the date the Plan was approved by the Company’s stockholders or the Closing Date.
“Employee”: Any person who is employed by the Company or any of its subsidiaries.
“Employment”: A Participant’s employment or other service relationship with the Company or any of its subsidiaries. Employment will be deemed to continue, unless the Administrator otherwise determines, so long as the Participant is employed by, or otherwise is providing services in a capacity described in Section 5 to, the Company or any of its subsidiaries. If a Participant’s employment or other service relationship is with any subsidiary of the Company and that entity ceases to be a subsidiary of the Company, the Participant’s Employment will be deemed to have terminated when the entity ceases to be a subsidiary of the Company unless the Participant transfers Employment to the Company or one of its remaining subsidiaries. Notwithstanding the foregoing, in construing the provisions of any Award relating to the payment of “nonqualified deferred compensation” (subject to Section 409A) upon a termination or cessation of Employment, references to termination or cessation of employment, separation from service, retirement or similar or correlative terms will be construed to require a “separation from service” (as that term is defined in Section 1.409A-1(h) of the Treasury Regulations, after giving effect to the presumptions contained therein) from the Company and from all other corporations and trades or businesses, if any, that would be treated as a single “service recipient” with the Company under Section 1.409A-1(h)(3) of the Treasury Regulations. The Company may, but need not, elect in writing, subject to the applicable limitations under Section 409A, any of the special elective rules prescribed in Section 1.409A-1(h) of the Treasury Regulations for purposes of determining whether a “separation from service” has occurred. Any such written election will be deemed a part of the Plan.

F-11

“Exchange Act”: The Securities Exchange Act of 1934, as amended.
“Fair Market Value”: As of a particular date, (i) the closing price for a share of Stock reported on the Nasdaq Global Stock Market (or any other national securities exchange on which the Stock is then listed) for that date or, if no closing price is reported for that date, the closing price on the immediately preceding date on which a closing price was reported or (ii) in the event that the Stock is not traded on a national securities exchange, the fair market value of a share of Stock determined by the Administrator consistent with the rules of Section 422 and Section 409A to the extent applicable.
“ISO”: A Stock Option intended to be an “incentive stock option” within the meaning of Section 422. Each Stock Option granted pursuant to the Plan will be treated as providing by its terms that it is to be an NSO unless, as of the date of grant, it is expressly designated as an ISO in the applicable Award agreement.
“NSO”: A Stock Option that is not intended to be an “incentive stock option” within the meaning of Section 422.
“Participant”: Any individual, entity or group within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act, other than employee benefit plans sponsored or maintained by the Company and by entities controlled by the Company or an underwriter, initial purchaser or placement agent temporarily holding the capital stock of the Company pursuant to a registered public offering.
“Performance Award”: An Award subject to performance vesting conditions, which may include Performance Criteria.
“Performance Criteria”: Specified criteria, other than the mere continuation of Employment or the mere passage of time, the satisfaction of which is a condition for the grant, exercisability, vesting or full enjoyment of an Award. A Performance Criterion and any targets with respect thereto need not be based upon an increase, a positive or improved result or avoidance of loss and may be applied to a Participant individually, or to a business unit or division of the Company or to the Company as a whole and may relate to any or any combination of any criterion or criteria determined by the Administrator (measured either absolutely or comparatively (including, without limitation, by reference to an index or indices or the performance of one or more companies) and determined either on a consolidated basis or, as the context permits, on a divisional, subsidiary, line of business, project or geographical basis or in combinations thereof and subject to such adjustments, if any, as the Administrator specifies. A Performance Criterion may also be based on individual performance and/or subjective performance criteria. The Administrator may provide that one or more of the Performance Criteria applicable to such Award will be adjusted in a manner to reflect events (for example, but without limitation, acquisitions or dispositions) occurring during the performance period that affect the applicable Performance Criterion or Criteria.
“Plan”: The Hillman Solutions Corp. 2021 Equity Incentive Plan, as from time to time amended and in effect.
“Prior Plan”: The HMAN Group Holdings Inc. 2014 Equity Incentive Plan, as amended.
“Restricted Stock”: Stock subject to restrictions requiring that it be forfeited, redelivered or offered for sale to the Company if specified performance or other vesting conditions are not satisfied.
“Restricted Stock Unit”: A Stock Unit that is, or as to which the delivery of Stock or of cash in lieu of Stock is, subject to the satisfaction of specified performance or other vesting conditions.
“SAR”: A right entitling the holder upon exercise to receive an amount (payable in cash or in shares of Stock of equivalent value) equal to the excess of the Fair Market Value of the shares of Stock subject to the right over the base value from which appreciation under the SAR is to be measured.
“Section 409A”: Section 409A of the Code and the regulations thereunder.
“Section 422”: Section 422 of the Code and the regulations thereunder.
“Stock”: Common stock of the Company, par value $0.0001 per share.

F-12

“Stock Option”: An option entitling the holder to acquire shares of Stock upon payment of the exercise price.
“Stock Unit”: An unfunded and unsecured promise, denominated in shares of Stock, to deliver Stock or cash measured by the value of Stock in the future.
“Substitute Awards”: Awards granted under the Plan in substitution for one or more equity awards of an acquired company that are converted, replaced or adjusted in connection with the acquisition.
“Unrestricted Stock”: Stock not subject to any restrictions under the terms of the Award.

F-13

Annex G
HILLMAN SOLUTIONS CORP.
2021 EMPLOYEE STOCK PURCHASE PLAN
1.
Defined Terms

Exhibit A, which is incorporated by reference, defines the terms used in the Plan and sets forth certain operational rules related to those terms.
2.
Purpose of Plan

The Plan is intended to enable Eligible Employees to use payroll deductions to purchase shares of Stock in offerings under the Plan, and thereby acquire an interest in the Company. The Plan is intended to qualify as an “employee stock purchase plan” under Section 423 and to be exempt from the application and requirements of Section 409A of the Code, and is to be construed accordingly.
3.
Options to Purchase Stock

Subject to adjustment pursuant to Section 16 of the Plan, the maximum aggregate number of shares of Stock available for purchase pursuant to the exercise of Options granted under the Plan will be 1,140,754 shares (the “Initial Share Pool”). The shares of Stock to be delivered upon exercise of Options under the Plan may be either shares of authorized but unissued Stock, treasury Stock, or previously issued Stock acquired by the Company. If any Option granted under the Plan expires or terminates for any reason without having been exercised in full or ceases for any reason to be exercisable in whole or in part, the unpurchased shares of Stock subject to such Option will not reduce the Share Pool and will again be available for purchase under the Plan. If, on an Exercise Date, the total number of shares of Stock that would otherwise be subject to Options granted under the Plan exceeds the number of shares then available in the Share Pool, the Administrator shall make a pro rata allocation of the shares remaining available for purchase under the Plan in as uniform a manner as is practicable and as it determines to be equitable. In such event, the Administrator shall notify each Participant of such reduction and of the effect on the Participant’s Options and may reduce the rate of a Participant’s payroll deductions, if necessary.
4.
Eligibility

(a)   Eligibility Requirements.   Subject to Section 13 of the Plan, and the exceptions and limitations set forth in Section 4(b), Section 4(c), and Section 6 of the Plan, or as may be provided elsewhere in the Plan or in any sub-plan contemplated by Section 23, each Employee (i) who has been continuously employed by the Company or a Designated Subsidiary, as applicable, for a period of at least six (6) months as of the first day of an Option Period, (ii) whose customary Employment with the Company or a Designated Subsidiary, as applicable, is for more than five (5) months per calendar year, (iii) who customarily works twenty (20) hours or more per week, (iv) who is not a highly compensated employee (within the meaning of Section 414(q) of the Code) who is subject to the disclosure requirements of Section 16(a) of the Securities Exchange Act, and (v) who satisfies the requirements set forth in the Plan will be an Eligible Employee.
(b)   Five Percent Shareholders.   No Employee may be granted an Option under the Plan if, immediately after the Option is granted, the Employee would own (or pursuant to Section 424(d) of the Code would be deemed to own) stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or of its Parent or Subsidiaries, if any.
(c)   Additional Requirements.   The Administrator may, for Option Periods that have not yet commenced, establish additional or other eligibility requirements, or amend the eligibility requirements set forth in subsection (a) above, in each case, consistent with the requirements of Section 423.
5.
Option Periods

The Plan will generally be implemented by a series of separate offerings referred to as “Option Periods”. Unless otherwise determined by the Administrator, the Option Periods will be successive periods of approximately three (3) months commencing on the first payroll date in January, April, July, and October of each year, anticipated to be on or around January 1 and April 1, July 1, and October 1, and ending approximately three months later on the last Business Day in March, June, September or December, as applicable, of each year, anticipated to be on or around March 31, June 30, September 30 and December 31. The last Business Day of each Option Period will be an “Exercise Date”. The Administrator may change the Exercise Date, the commencement date, the ending date and the duration of each Option Period, in each case, to the extent permitted by Section 423; provided, however, that no Option may be exercised after 27 months from its grant date.
6.
Option Grant

Subject to the requirements and limitations set forth in Sections 4 and 10 of the Plan and the Maximum Share Limit, on the first day of an Option Period, each Participant will automatically be granted an Option to purchase shares of Stock on the Exercise Date; provided, however, that no Participant will be granted an Option under the Plan that permits the Participant’s right to purchase shares of Stock under the Plan and under all other employee stock purchase plans of the Company and its Parent and Subsidiaries, if any, to accrue at a rate that exceeds $25,000 in Fair Market Value (or such other maximum as may be prescribed from time to time by the Code) for each calendar year during which any Option granted to such Participant is outstanding at any time, as determined in accordance with Section 423(b)(8) of the Code.
7.
Method of Participation

(a)   Payroll Deduction and Participation Authorization.   To participate in an Option Period, an Eligible Employee must execute and deliver to the Administrator a payroll deduction and participation authorization form in accordance with the procedures prescribed by, and in a form acceptable to, the Administrator and, in so doing, the Eligible Employee will thereby become a Participant as of the first day of such Option Period. Such an Eligible Employee will remain a Participant with respect to subsequent Option Periods until his or her participation in the Plan is terminated as provided herein. Such payroll deduction and participation authorization must be delivered not later than 21 calendar days prior to the first day of an Option Period, or such other time as specified by the Administrator.
(b)   Changes to Payroll Deduction Authorization for Subsequent Option Periods.   A Participant’s payroll deduction authorization will remain in effect for subsequent Option Periods unless the Participant files a new authorization not later than 21 calendar days prior to the first day of the subsequent Option Period (or such other time as specified by the Administrator) or the Participant’s Option is cancelled pursuant to Section 13 or Section 14 of the Plan.
(c)   Changes to Payroll Deduction Authorization for Current Option Period.   During an Option Period, a Participant’s payroll deduction authorization may not be increased or decreased, except that a Participant may terminate his or her payroll deduction authorization by canceling his or her Option in accordance with Section 13 of the Plan.
(d)   Payroll Deduction Percentage.   Each payroll deduction authorization will authorize payroll deductions as a whole percentage from 1% to 15% of the employee’s Eligible Compensation per payroll period.
(e)   Payroll Deduction Account.   All payroll deductions made pursuant to this Section 7 will be credited to the Participant’s Account. Amounts credited to a Participant’s Account will not be required to be set aside in trust or otherwise segregated from the Company’s general assets.
8.
Method of Payment

A Participant must pay for shares of Stock purchased under the Plan with accumulated payroll deductions credited to the Participant’s Account. Notwithstanding the foregoing or any provisions to the contrary in this Plan, the Company may (but is not required to) allow Participants to make other contributions under this Plan via cash, check, or other means instead of payroll deductions, and for any Option Period under Section 423 of the Code, the Company determines that such other contributions are permissible under Section 423 of the Code. Any such other contributions must be made in a manner, in an amount and by the deadline prescribed by the Company and, once made, shall be credited to the Participant’s Account.

9.
Purchase Price

The Purchase Price of shares of Stock issued pursuant to the exercise of an Option on each Exercise Date will be eighty-five percent (85%) (or such greater percentage specified by the Administrator to the extent permitted under Section 423) of the Fair Market Value of a share of Stock on the date on which the Option is deemed exercised pursuant to Section 10 of the Plan (i.e., the Exercise Date).
10.
Exercise of Options

(a)   Purchase of Shares.   Subject to the limitations set forth in Section 6 of the Plan and this Section 10, with respect to each Option Period, on the applicable Exercise Date, each Participant will be deemed to have exercised his or her Option and the accumulated payroll deductions in the Participant’s Account will be applied to purchase the greatest number of shares of Stock (rounded down to the nearest whole share) that can be purchased with such Account balance at the applicable Purchase Price; provided, however, that no more than 1,000 shares of Stock may be purchased by a Participant on any Exercise Date, or such lesser number as the Administrator may prescribe in accordance with Section 423 (the “Maximum Share Limit”). As soon as practicable thereafter, shares of Stock so purchased will be placed, in book-entry form, into a record keeping account in the name of the Participant. No fractional shares will be purchased pursuant to the exercise of an Option under the Plan; any accumulated payroll deductions in a Participant’s Account that are not sufficient to purchase a whole share will be retained in the Participant’s Account for the subsequent Option Period, subject to earlier withdrawal by the Participant as provided in Section 13 hereof.
(b)   Return of Account Balance.   Except as provided in Section 10(a) above with respect to fractional shares, any accumulated amount of payroll deductions in a Participant’s Account for an Option Period that are not used for the purchase of shares of Stock, whether because of the Participant’s withdrawal from participation in an Option Period or for any other reason, will be returned to the Participant (or his or her designated beneficiary or legal representative, as applicable), without interest, as soon as administratively practicable after such withdrawal or other event, as applicable. If the Participant’s accumulated payroll deductions on the Exercise Date of an Option Period would otherwise enable the Participant to purchase shares of Stock in excess of the Maximum Share Limit or the maximum Fair Market Value set forth in Section 6 of the Plan, the excess of the amount of the accumulated payroll deductions over the aggregate Purchase Price of the shares of Stock actually purchased will be returned to the Participant, without interest, as soon as administratively practicable after such Exercise Date.
11.
Interest

No interest will accrue or be payable on any amount held in the Account of any Participant.
12.
Taxes

Payroll deductions will be made on an after-tax basis. The Administrator will have the right to make such provision as it deems necessary for, and may condition the exercise of an Option on, the satisfaction of its obligations to withhold federal, state, local income or other taxes incurred by reason of the purchase or disposition of shares of Stock under the Plan. In the Administrator’s discretion and subject to applicable law, such tax obligations may be satisfied in whole or in part by delivery of shares of Stock to the Company, including shares of Stock purchased under the Plan, valued at Fair Market Value, but not in excess of the maximum withholding amount consistent with the award being subject to equity accounting treatment under the Accounting Rules.
13.
Cancellation and Withdrawal

A Participant who has been granted an Option under the Plan may cancel all (but not less than all) of such Option and terminate his or her participation in the Plan by notice to the Administrator in accordance with the procedures prescribed by, and in a form acceptable to, the Administrator. To be effective with respect to an upcoming Exercise Date, such cancellation notice must be delivered not later than 21 calendar days prior to such Exercise Date (or such other time as specified by the Administrator). Upon such termination and cancellation, the balance in the Participant’s Account will be returned to the Participant, without interest, as soon as administratively practicable thereafter. For the avoidance of doubt, a Participant who reduces his or her withholding rate for a future Option Period to zero percent (0%) pursuant to Section 7 of the Plan will be deemed to have terminated his or her payroll deduction authorization and canceled his or her participation in the Plan as to such Option Period and all future Option Periods, unless the Participant delivers a new payroll deduction authorization for a subsequent Option Period in accordance with the rules of Section 7(b) of the Plan.
14.
Termination of Employment; Death of Participant

Upon the termination of a Participant’s employment with the Company or a Designated Subsidiary, as applicable, for any reason (including the death of a Participant during an Option Period prior to an Exercise Date) or in the event the Participant ceases to qualify as an Eligible Employee, the Participant will cease to be a Participant, any Option held by the Participant under the Plan will be canceled, the balance in the Participant’s Account will be returned to the Participant (or his or her estate or designated beneficiary in the event of the Participant’s death), without interest, as soon as administratively practicable thereafter, and the Participant will have no further rights under the Plan.
15.
Equal Rights; Participant’s Rights Not Transferable

All Participants granted Options in an offering under the Plan will have the same rights and privileges, consistent with the requirements set forth in Section 423. Any Option granted under the Plan will be exercisable during the Participant’s lifetime only by him or her and may not be sold, pledged, assigned, or transferred in any manner. In the event any Participant violates or attempts to violate the terms of this Section 15, as determined by the Administrator in its sole discretion, any Options granted to the Participant under the Plan may be terminated by the Company and, upon the return to the Participant of the balance of his or her Account, without interest, all of the Participant’s rights under the Plan will terminate.
16.
Change in Capitalization; Corporate Transaction

(a)   Change in Capitalization.   In the event of a stock dividend, stock split or combination of shares (including a reverse stock split), recapitalization or other change in the Company’s capital structure that constitutes an equity restructuring within the meaning of the Accounting Rules, the Administrator shall make appropriate adjustments to the aggregate number and type of shares of stock available under the Plan, the number and type of shares of stock granted under any outstanding Options, the maximum number and type of shares of stock purchasable under any outstanding Option, and/or the Purchase Price under any outstanding Option, in any case, in a manner that complies with Section 423.
(b)   Corporate Transaction.   In the event of a sale of all or substantially all of the Stock or a sale of all or substantially all of the assets of the Company, or a merger or similar transaction in which the Company is not the surviving corporation or that results in the acquisition of the Company by another person, the Administrator may, in its discretion, (i) if the Company is merged with or acquired by another corporation, provide that each outstanding Option will be assumed or exchanged for a substitute Option granted by the acquiror or successor corporation or by a parent or subsidiary of the acquiror or successor corporation, (ii) cancel each outstanding Option and return the balances in Participants’ Accounts to the Participants, and/or (iii) pursuant to Section 18 of the Plan, terminate the Option Period on or before the date of the proposed sale, merger or similar transaction.
17.
Administration

The Plan will be administered by the Administrator. The Administrator has discretionaryauthority, subject only to the express provisions of the Plan, to administer and interpret the Plan; to determine eligibility under the Plan; to prescribe forms, rules and procedures relating to the Plan; and to otherwise do all things necessary or desirable to carry out the purposes of the Plan. Determinations of the Administrator made with respect to the Plan are conclusive and bind all persons.
The Administrator may specify the manner in which the Company and/or Employees are to provide notices and forms under the Plan, and may require that such notices and forms be submitted electronically.

18.
Amendment and Termination of Plan

(a)   Amendment.   The Administrator reserves the right at any time or times to amend the Plan to any extent and in any manner it may deem advisable; provided, however, that any amendment that would be treated as the adoption of a new plan for purposes of Section 423 will have no force or effect unless approved by the shareholders of the Company within twelve (12) months before or after its adoption.
(b)   Termination.   The Administrator reserves the right at any time or times to suspend or terminate the Plan. In connection therewith, the Administrator may provide, in its sole discretion, either that outstanding Options will be exercisable on the Exercise Date for the applicable Option Period or on such earlier date as the Administrator may specify (in which case such earlier date will be treated as the Exercise Date for the applicable Option Period), or that the balance of each Participant’s Account will be returned to the Participant, without interest.
19.
Approvals

Shareholder approval of the Plan will be obtained prior to the date that is twelve (12) months after the date of Board approval. In the event that the Plan has not been approved by the shareholders of the Company prior to [date]1, all Options to purchase shares of Stock under the Plan will be cancelled and become null and void.
Notwithstanding anything herein to the contrary, the obligation of the Company to issue and deliver shares of Stock under the Plan will be subject to the approval required of any governmental authority in connection with the authorization, issuance, sale or transfer of such shares of Stock and to any requirements of any national securities exchange applicable thereto, and to compliance by the Company with other applicable legal requirements in effect from time to time.
20.
Participants’ Rights as Shareholders and Employees

A Participant will have no rights or privileges as a shareholder of the Company and will not receive any dividends in respect of any shares of Stock covered by an Option granted hereunder until such Option has been exercised, full payment has been made for such shares, and the shares have been issued to the Participant.
Nothing contained in the provisions of the Plan will be construed as giving to any Employee the right to be retained in the employ of the Company or any Designated Subsidiary or as interfering with the right of the Company or any Designated Subsidiary to discharge, promote, demote or otherwise re-assign any Employee from one position to another within the Company or any Designated Subsidiary at any time.
21.
Restrictions on Transfer; Information Regarding Disqualifying Dispositions.

(a)   Restrictions on Transfer.   Shares of Stock purchased under the Plan may, in the discretion of the Administrator, be subject to a restriction prohibiting the transfer, sale, pledge or alienation or such shares of Stock by a Participant, other than by will or by the laws of descent and distribution, for such period following such purchase as may be determined by the Administrator.
(b)   Disqualifying Dispositions.   By electing to participate in the Plan, each Participant agrees to provide such information about any transfer of Stock acquired under the Plan that occurs within two years after the first day of the Option Period in which such Stock was acquired and within one year after the day such Stock was purchased as may be requested by the Company or any Designated Subsidiary in order to assist it in complying with applicable tax laws.
22.
Miscellaneous

(a)   Waiver of Jury Trial.   By electing to participate in the Plan, each Participant waives (or will be deemed to have waived), to the maximum extent permitted under applicable law, any right to a trial by jury in any action, proceeding or counterclaim concerning any rights under the Plan or with respect to

1
To be the first anniversary of the Board's approval of the Plan any Option, or under any amendment, waiver, consent, instrument, document or other agreement delivered or which in the future may be delivered in connection therewith, and agrees (or will be deemed to have agreed) that any such action, proceedings or counterclaim will be tried before a court and not before a jury. By electing to participate in the Plan, each Participant certifies that no officer, representative, or attorney of the Company has represented, expressly or otherwise, that the Company would not, in the event of any action, proceeding or counterclaim, seek to enforce the foregoing waivers. Notwithstanding anything to the contrary in the Plan, nothing herein is to be construed as limiting the ability of the Company and a Participant to agree to submit any dispute arising under the terms of the Plan or in respect of any Option to binding arbitration or as limiting the ability of the Company to require any individual to agree to submit such disputes to binding arbitration as a condition of receiving an Option hereunder.
(b)   Limitation of Liability.   Notwithstanding anything to the contrary in the Plan, neither the Company, nor any of its subsidiaries, nor the Administrator, nor any person acting on behalf of the Company, any of its subsidiaries, or the Administrator, will be liable to any Participant, to any permitted transferee, to the estate or beneficiary of any Participant or any permitted transferee, or to any other person by reason of any acceleration of income, any additional tax, or any penalty, interest or other liability asserted by reason of the failure of the Plan or any Option to satisfy the requirements of Section 423, or otherwise asserted with respect to the Plan or any Option.
(c)   Unfunded Plan.   The Company’s obligations under the Plan are unfunded, and no Participant will have any right to specific assets of the Company in respect of any Option. Participants will be general unsecured creditors of the Company with respect to any amounts due or payable under the Plan.
23.
Establishment of Sub-Plans

Notwithstanding the foregoing or any provision of the Plan to the contrary, consistent with the requirements of Section 423, the Administrator may, in its sole discretion, amend the terms of the Plan, or an offering and/or provide for separate offerings under the Plan in order to, among other things, reflect the impact of local law outside of the United States as applied to one or more Eligible Employees of a Designated Subsidiary and may, where appropriate, establish one or more sub-plans to reflect such amended provisions.
24.
Governing Law

(a)   Certain Requirements of Corporate Law.   Options and shares of Stock will be granted, issued and administered consistent with the requirements of applicable Delaware law relating to the issuance of stock and the consideration to be received therefor, and with the applicable requirements of the stock exchanges or other trading systems on which the Stock is listed or entered for trading, in each case as determined by the Administrator.
(b)   Other Matters.   Except as otherwise provided by the express terms of a sub-plan described in Section 23 or as provided in Section 24(a), the domestic substantive laws of the State of Delaware govern the provisions of the Plan and of Options under the Plan and all claims or disputes arising out of or based upon the Plan or any Option or relating to the subject matter hereof or thereof without giving effect to any choice or conflict of laws provision or rule that would cause the application of the domestic substantive laws of any other jurisdiction.
(c)   Jurisdiction.   By electing to participant in the Plan, each Participant agrees or will be deemed to have agreed to (i) submit irrevocably and unconditionally to the jurisdiction of the federal and state courts located within the geographic boundaries of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon the Plan or any Option; (ii) not commence any suit, action or other proceeding arising out of or based upon the Plan or any Option, except in the federal and state courts located within the geographic boundaries of the United States District Court for the District of Delaware; and (iii) waive, and not assert, by way of motion as a defense or otherwise, in any such suit, action or proceeding, any claim that he or she is not subject personally to the jurisdiction of the above-named courts that his or her property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that the Plan or any Option or the subject matter thereof may not be enforced in or by such court.
25.
Effective Date and Term

The Plan will become effective upon adoption of the Plan by the Board and no rights will be granted hereunder after the earliest to occur of (a) the Plan’s termination by the Company, (b) the issuance of all shares of Stock available for issuance under the Plan or (c) the day before the 10-year anniversary of the date the Board approves the Plan.

EXHIBIT A
Definition of Terms
The following terms, when used in the Plan, will have the meanings and be subject to the provisions set forth below:
“401(k) Plan”:   A savings plan qualifying under Section 401(k) of the Code that is sponsored by the Company or one of its Subsidiaries for the benefit of its employees.
“Account”:   A notional payroll deduction account maintained in the Participant’s name on the books of the Company.
“Accounting Rules”:   Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor provision.
“Administrator”:   The Compensation Committee of the Board, except that the Compensation Committee may delegate its authority under the Plan to a sub-committee comprised of one or more of its members, to members of the Board, or to officers or employees of the Company to the extent permitted by applicable law. In each case, references herein to the Administrator refer, as applicable, to such persons or groups so delegated to the extent of such delegation.
“Board”:   The board of directors of the Company.
“Business Day”:   Any day on which the established national exchange or trading system (including the Nasdaq Global Stock Market) on which the Stock is traded is available and open for trading.
“Code”:   The U.S. Internal Revenue Code of 1986, as from time to time amended and in effect, or any successor statute as from time to time in effect, including any applicable regulations and guidance thereunder.
“Company”:   Hillman Solutions Corp., a Delaware corporation.
“Designated Subsidiary”:   A Subsidiary of the Company that has been designated by the Board or the Compensation Committee of the Board from time to time as eligible to participate in the Plan. For the avoidance of doubt, any Subsidiary of the Company, whether or not a Subsidiary on the Effective Date, shall be eligible to be designated as a Designated Subsidiary hereunder.
“Effective Date”:   The date set forth in Section 25 of the Plan.
“Eligible Compensation”:   Regular base salary, regular base wages, overtime payments, regular annual, quarterly and monthly cash bonuses payable pursuant to a short-term cash incentive plan, commissions and sales incentives (excluding, for the avoidance of doubt, any long-term or equity-based incentive payments or awards, sign-on bonuses, retention bonuses, stipends, or other non-recurring or special bonuses). Eligible Compensation will not be reduced by any income or employment tax withholdings or any contributions by the Employee to a 401(k) Plan or a plan under Section 125 of the Code, but will be reduced by any contributions made on the Employee’s behalf by the Company or any Subsidiary to any deferred compensation plan or welfare benefit program now or hereafter established.
“Eligible Employee”:   Any Employee who meets the eligibility requirements set forth in Section 4 of the Plan.
“Employee”:   Any person who is employed by the Company or a Designated Subsidiary. For the avoidance of doubt, independent contractors and consultants are not “Employees”.
“Exercise Date”:   The date set forth in Section 5 of the Plan or otherwise designated by the Administrator with respect to a particular Option Period on which a Participant will be deemed to have exercised the Option granted to him or her for such Option Period.
“Fair Market Value”:
(a)   If the Stock is readily traded on an established national exchange or trading system (including the Nasdaq Global Stock Market), the closing price of a share of Stock as reported by the principal exchange on which such Stock is traded; provided, however, that if such day is not a trading day, Fair Market Value will mean the reported closing price of a share of Stock for the immediately preceding day that is a trading day.
(b)    If the Stock is not traded on an established national exchange or trading system, the average of the bid and ask prices for shares Stock where the bid and ask prices are quoted.
(c)    If the Stock cannot be valued pursuant to clauses (a) or (b), the value as determined in good faith by the Board in its sole discretion.
“Maximum Share Limit”:   The meaning set forth in Section 10 of the Plan.
“Option”:   An option granted pursuant to the Plan entitling the holder to acquire shares of Stock upon payment of the Purchase Price per share of Stock.
“Option Period”:   An offering period established in accordance with Section 5 of the Plan.
“Parent”:   A “parent corporation” as defined in Section 424(e) of the Code.
“Participant”:   An Eligible Employee who elects to participate in an Option Period under the Plan.
“Plan”:   The Hillman Solutions Corp. 2021 Employee Stock Purchase Plan, as from time to time amended and in effect.
“Purchase Price”:   The price per share of Stock with respect to an Option Period determined in accordance with Section 9 of the Plan.
“Section 423”:   Section 423 of the Code and the regulations thereunder.
“Stock”:   Common stock of the Company, par value $0.001 per share.
“Subsidiary”:   A “subsidiary corporation” as defined in Section 424(f) of the Code.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20.   Indemnification of Directors and Officers.
Section 145 of the DGCL provides, generally, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A corporation may similarly indemnify such person for expenses actually and reasonably incurred by such person in connection with the defense or settlement of any action or suit by or in the right of the corporation, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of claims, issues and matters as to which such person shall have been adjudged liable to the corporation, provided that a court shall have determined, upon application, that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.
In accordance with Section 102(b)(7) of the DGCL, Landcadia’s charter provides that a director will not be personally liable to Landcadia or Landcadia’s stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to Landcadia or Landcadia’s stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision became effective. Accordingly, these provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care.
Landcadia’s charter provides that Landcadia will indemnify its present and former directors and officers to the maximum extent permitted by the DGCL and that such indemnification will not be exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw provision, agreement, vote of stockholders or disinterested directors or otherwise.
Landcadia has entered into indemnification agreements with each of its current directors and executive officers. These agreements require Landcadia to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to Landcadia, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.
New Hillman’s certificate of incorporation will provide for indemnification of New Hillman’s directors to the maximum extent permitted by the DGCL, and New Hillman’s amended and restated bylaws will provide for indemnification of New Hillman’s directors and officers to the maximum extent permitted by the DGCL.
In addition, effective upon the consummation of the Business Combination, New Hillman will have entered into indemnification agreements with directors, officers and some employees containing provisions which are in some respects broader than the specific indemnification provisions contained in the DGCL. The indemnification agreements require New Hillman, among other things, to indemnify its directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Item 21.   Exhibits and Financial Statement Schedules.
The following exhibits are filed as part of this registration statement:
Exhibit	Description
2.1†	Merger Agreement, dated as of January 24, 2021, by and among Landcadia Holdings III, Inc., Helios Sun Merger Sub, Inc., HMAN Group Holdings Inc. and CCMP Sellers’ Representative, LLC, solely in its capacity as representative of the stockholders of HMAN Group Holdings Inc. (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex A).
2.2	First Amendment to Merger Agreement, dated as of March [...], 2021, by and among Landcadia Holdings III, Inc., Helios Sun Merger Sub, Inc., HMAN Group Holdings Inc. and CCMP Sellers’ Representative, LLC, solely in its capacity as representative of the stockholders of HMAN Group Holdings Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Landcadia with the SEC on March [...], 2021).
3.1*	Second Amended and Restated Certificate of Incorporation of Landcadia Holdings III, Inc. (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K filed by Landcadia with the SEC on October 14, 2020)
3.2*	Bylaws of Landcadia Holdings III, Inc. (incorporated by reference to Exhibit 3.4 of the Form S-1/A (File No. 333-248856), filed by Landcadia with the SEC on October 5, 2020).
3.3*	Form of New Hillman Charter (included as Annex C to this proxy statement/prospectus).
3.4*	Form of New Hillman Bylaws (included as Annex D to this proxy statement/prospectus).
4.1*	Warrant Agreement, dated as of October 8, 2020, between the Registrant and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by Landcadia on October 14, 2020).
5.1**	Opinion of White & Case LLP as to the validity of the securities being registered.
8.1**	Opinion of White & Case LLP regarding certain federal income tax matters.
10.1*	Form of Hillman Solutions Corp. 2021 Equity Incentive Plan (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex F).
10.2*	Form of Hillman Solutions Corp. 2021 Employee Stock Purchase Plan (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex G).
10.3*	Form of Subscription Agreement, dated January 24, 2021, by and between Landcadia Holdings III, Inc. and the subscribers party thereto (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex E).
10.4*	Voting and Support Agreement, dated as of January 24, 2021, by and among Landcadia Holdings III, Inc., and certain Supporting Stockholders of HMAN Group Holdings Inc. (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by Landcadia with the SEC on January 25, 2021).
10.5*	Amended and Restated Letter Agreement, dated as of January 24, 2021, by and among Landcadia Holdings III, Inc., its officers, its directors, TJF, LLC and Jefferies Financial Group Inc. (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by Landcadia with the SEC on January 25, 2021).
10.6*	Registration Rights Agreement, dated October 8, 2020, by and among Landcadia Holdings III, Inc., TJF, LLC and Jefferies Financial Group Inc. (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by Landcadia with the SEC on October 14, 2020).
10.7*	Investment Management Trust Agreement, dated October 8, 2020, by and between Landcadia Holdings III, Inc. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by Landcadia with the SEC on October 14, 2020).
10.8*	Administrative Support Agreement, dated October 8, 2020, by and among Landcadia Holdings III, Inc. and Fertitta Entertainment, Inc. (incorporated by reference to Exhibit 10.5 of the Current Report on Form 8-K filed by Landcadia with the SEC on October 14, 2020).

Exhibit	Description
10.9*	The Hillman Companies, Inc. Nonqualified Deferred Compensation Plan (amended and restated). (incorporated by reference to the Quarterly Report on Form 10-Q filed by The Hillman Companies, Inc. on November 15, 2004 — Exhibit — 10.1).
10.10*	First Amendment to The Hillman Companies, Inc. Nonqualified Deferred Compensation Plan. (3) (incorporated by reference to the Quarterly Report on Form 10-Q filed by The Hillman Companies, Inc. on November 15, 2004 — Exhibit — 10.2).
10.11*	2014 Equity Incentive Plan. (incorporated by reference to the Quarterly Report on Form 10-Q filed by The Hillman Companies, Inc. on August 14, 2014 — Exhibit — 10.2).
10.12*	Credit Agreement, dated as of June 30, 2014, by and among HMAN Finance Sub Corp., to be merged with and into The Hillman Group, Inc., Hillman Investment Company, HMAN Intermediate Finance Sub Corp., to be merged with and into The Hillman Companies Inc., the subsidiaries of the borrower from time to time party thereto, the financial institutions party thereto as lenders and Barclays Bank PLC, as administrative agent for such lenders. (incorporated by reference to the Quarterly Report on Form 10-Q filed by The Hillman Companies, Inc. on August 14, 2014 — Exhibit — 10.1).
10.13*	Credit Agreement, dated as of May 31, 2018, by and among The Hillman Group, Inc., a Delaware corporation, The Hillman Companies, Inc., a Delaware corporation, the Lenders from time to time party hereto including Barclays Bank PLC, in its capacities as administrative agent and collateral agent with Barclays, Jefferies Finance LLC, Citizens Bank and MUFG Union Bank, N.A. as joint lead arrangers and joint bookrunners.(incorporated by reference to the Current Report on Form 8-K filed by The Hillman Companies, Inc. on June 5, 2018 — Exhibit 10.1).
10.14*	ABL Credit Agreement, dated as of May 31, 2018, by and among The Hillman Group, Inc., a Delaware corporation, The Hillman Companies, Inc., a Delaware corporation , The Hillman Group Canada ULC, a British Columbia unlimited liability company, the Lenders and Issuing Banks from time to time party hereto, including Barclays Bank PLC, and Barclays, in its capacities as administrative agent and collateral agent and the Swingline Lender, with Barclays, Jefferies Finance LLC, Citizens Bank, N.A. and MUFG Union Bank, N.A. as joint lead arrangers and joint bookrunners, Credit Suisse Loan Funding LLC and PNC Bank, National Association, as a documentation agent. (incorporated by reference to the Current Report on Form 8-K filed by The Hillman Companies, Inc. on June 5, 2018 — Exhibit 10.2).
10.15*	First Amendment to the Credit Agreement, dated as of October 1, 2018 (incorporated by reference to the Current Report on Form 8-K filed by The Hillman Companies, Inc. on October 5, 2018 — Exhibit 10.1).
10.16*	First Amendment to the ABL Credit Agreement, dated as of November 15, 2019 (incorporated by reference to the Current Report on Form 8-K filed by The Hillman Companies, Inc. on November 15, 2019 — Exhibit 10.1).
10.17*	Employment Agreement between Robert Kraft and The Hillman Group, Inc. dated October 2, 2017 (incorporated by reference to the Current Report on Form 8-K filed by The Hillman Companies, Inc. on October 6, 2017 — Exhibit 10.1).
10.18*	Employment Agreement between Douglas Cahill and The Hillman Group, Inc. dated July 25, 2019 (incorporated by reference to the Annual Report on Form 10-K filed by The Hillman Companies, Inc. on March 27, 2020 — Exhibit 10.12).

Exhibit	Description
10.19*	Employment Agreement between Randall Fagundo and The Hillman Group, Inc. dated August 10, 2018 (incorporated by reference to the Annual Report on Form 10-K filed by The Hillman Companies, Inc. on March 28, 2019 — Exhibit 10.13).
10.20*
Employment Agreement between George Murphy and The Hillman Group, Inc. dated October 1, 2018 (incorporated by reference to the Annual Report on Form 10-K filed by The Hillman Companies, Inc. on March 27, 2020 — Exhibit 10.14).

10.21*
Employment Agreement between Jarrod Streng and The Hillman Group, Inc. dated October 1, 2018 (incorporated by reference to the Annual Report on Form 10-K filed by The Hillman Companies, Inc. on March 27, 2020 — Exhibit 10.15).

23.1	Consent of Marcum LLP, independent registered public accounting firm to Landcadia Holdings III, Inc..
23.2	Consent of KPMG LLP, independent registered public accounting firm to The Hillman Companies, Inc.
23.3**	Consent of White & Case LLP (included in Exhibit 5.1 and 8.1 hereto).
24.1*	Power of Attorney (included on signature page to the proxy statement/prospectus which forms part of this registration statement).
99.1**	Form of Preliminary Proxy Card.
99.2*	Consent of Douglas J. Cahill.
99.3*	Consent of Joseph Scharfenberger.
99.4*	Consent of Richard Zannino.
99.5*	Consent of Daniel O’Leary.
99.6*	Consent of John Swygert.
99.7*	Consent of Aaron Jagdfeld.
99.8*	Consent of David Owens.
99.9*	Consent of Philip Woodlief.
99.10*	Consent of Diana Dowling.
99.11	Consent of Teresa Gendron
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

*
Previously filed

**
To be filed by amendment.

†
Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

Item 22.   Undertakings.
The undersigned registrant hereby undertakes:
(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.
To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

ii.
To reflect in the proxy statement/prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which,

individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of proxy statement/prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;
iii.
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)
That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.
Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.
Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.
Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)
That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(7)
That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(8)
That every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the proxy statement/prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on the 18th day of March, 2021.
LANDCADIA HOLDINGS III, INC.
By:
/s/ Tilman J. Fertitta

Name: Tilman J. Fertitta
Title: Chief Executive Officer
POWER OF ATTORNEY
KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned constitutes and appoints each of Tilman J. Fertitta and Richard H. Liem, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in his name, place and stead, in any and all capacities, to sign this Registration Statement on Form S-4 (including all pre-effective and post-effective amendments and registration statements filed pursuant to Rule 462 under the Securities Act of 1933), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that any such attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.
Name	Title	Date
/s/ Tilman J. Fertitta Tilman J. Fertitta	Chief Executive Officer and Co-Chairman (Principal Executive Officer)	March 18, 2021
* Richard H. Liem	Chief Financial Officer and Vice President (Principal Financial and Accounting Officer)	March 18, 2021
* Richard Handler	Co-Chairman and President	March 18, 2021
* Scott Kelly	Director	March 18, 2021
* Dona Cornell	Director	March 18, 2021
*By:
/s/ Tilman J. Fertitta

Tilman J. Fertitta
Attorney-in-Fact